Confidentially submitted to the U.S. Securities and Exchange Commission on November 15, 2024 as Amendment No. 2 to the draft registration statement confidentially submitted on August 22, 2024. This Amendment No. 2 is not being publicly filed with the U.S. Securities and Exchange Commission. All information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Heidmar Maritime Holdings Corp.

(Exact name of registrant as specified in its charter)

Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

89 Akti Miaouli

Piraeus 18538, Greece

+30 216-002-4900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19711

(302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Keith Billotti, Esq. Seward & Kissel LLP One Battery Park Plaza New York, NY 10004 (212) 574-1200	Ross D. Carmel Jeffrey P. Wofford Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, New York 10036 (212) 930-9700

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and all other conditions to the proposed Business Combination described herein have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described herein until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS - SUBJECT TO COMPLETION,

DATED     , 2024

PROXY STATEMENT OF MGO GLOBAL INC.	PROSPECTUS OF HEIDMAR MARITIME HOLDINGS CORP.

BUSINESS COMBINATION PROPOSED —YOUR VOTE IS VERY IMPORTANT

To the Stockholders of MGO Global Inc.:

You are cordially invited to attend the Special Meeting of Stockholders (the “Special Meeting”) of MGO Global Inc., a Delaware corporation (which we refer to as “MGO,” “we,” “us” or “our”). The Special Meeting will be held on     , 2024, at     , Eastern Standard Time, via a virtual meeting. You may attend the Special Meeting via a live interactive webcast at www.      You will need the 16-digit meeting control number that is printed on your proxy card to enter the Special Meeting. MGO recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts. Please note that you will not be able to attend the Special Meeting in person.

At the Special Meeting, you will be asked to consider and vote on a proposal to adopt the Business Combination Agreement (as it may be amended from time to time), dated June 18, 2024 (which we refer to as the “Business Combination Agreement”), among Heidmar Maritime Holdings Corp., a Marshall Islands corporation (“Holdings”), MGO, Heidmar Inc., a Marshall Islands corporation (“Heidmar”), HMR Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Holdings (“Merger Sub”), and Rhea Marine Ltd. and Maistros Shipinvest Corp. (together, the “Heidmar Shareholders”).

Pursuant to the Business Combination Agreement, MGO, Heidmar, Holdings, Merger Sub and the Heidmar Shareholders will effect a business combination involving the following transactions (collectively, the “Business Combination”):

(a)	Merger Sub will merge (the “Merger”) with and into MGO, with MGO continuing as the surviving entity and a wholly owned subsidiary of Holdings;

(b)

all of the issued and outstanding MGO Shares prior to the effective time of the Merger will be converted into the right to receive Holdings Shares on a one-for-one basis, with Holdings issuing those shares to the stockholders of MGO (the “MGO Stockholders”) at the closing of the Business Combination (the “Closing”);

(c)

immediately after the effective time of the Merger, the Heidmar Shareholders will transfer all of their shares of common stock of Heidmar to Holdings (the “Heidmar Share Acquisition”), with Heidmar becoming a wholly owned subsidiary of Holdings; and

(d)

Holdings will issue to the Heidmar Shareholders and MGO’s financial advisor (as the agreed consideration for advisory services provided to MGO): (i) at the Closing, a number of Holdings Shares equal to (a) the total number of MGO Shares outstanding immediately prior to the effective time of the

Merger on a fully diluted and as-converted basis, times (b) 16.6667 (the “Heidmar Share Consideration”) and (ii) after the Closing and upon the satisfaction of certain earnout conditions set forth in the Business Combination Agreement, additional Holdings Shares equal to 10% of the Heidmar Share Consideration (the “Earnout Shares”), with 2.64% of each issuance being distributed to MGO’s financial advisor.

Following the Closing, both MGO and Heidmar will be wholly owned subsidiaries of Holdings, and the Holdings Shares will be publicly listed on Nasdaq. MGO expects that the MGO Stockholders will hold 5.66% and the Heidmar Shareholders will hold 94.34% (including shares that Holdings will distribute to MGO’s financial advisor) of the Holdings Shares after the Closing, without taking into account the issuance of any Earnout Shares. Pursuant to the Business Combination Agreement, any MGO Shares that MGO issues prior to Closing will not change these percentages.

Immediately following the completion of the Business Combination, the Heidmar Shareholders will control a majority of the voting power of the outstanding Holdings Shares. As a result, Holdings will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power For the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the Holdings Board consist of “independent directors” as defined under the rules of Nasdaq;

•	the requirement that the Holdings Board form a compensation committee composed of at least two independent directors with a written charter addressing the committee’s responsibilities; and

•

the requirement that nominees of the Holdings Board be selected by either (a) independent directors constituting a majority of the Holdings Board’s independent directors or (b) a nominations committee comprised solely of independent directors.

As a foreign private issuer, Holdings must disclose in its next annual report on Form 20-F that it is a controlled company and the basis for that determination. Following the Business Combination, Holdings intends to utilize some or all of these exemptions. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

At the time they entered into the Business Combination Agreement, MGO and Holdings entered into voting and support agreements (“Voting and Support Agreements”) with certain officers and directors of MGO who collectively held a majority of the issued and outstanding MGO Shares (the “MGO Principals”). Since that time, MGO and Holdings have also entered into Voting and Support Agreements with certain investors (together with the MGO Principals, the “Supporting Investors”) that have purchased MGO Shares from MGO through its at-the-market facility and through other issuances. Pursuant to the Voting and Support Agreements, each Supporting Investor has agreed, among other things, to vote his, her or its shares in favor of approval of the Business Combination Agreement, the Business Combination and the other transactions contemplated thereby and not to transfer his, her or its MGO Shares (subject to certain exceptions).

MGO agreed in the Business Combination Agreement to not issue new MGO Shares prior to the Record Date if that issuance would cause the portion of MGO Shares held by the MGO Principals to fall to less than a majority. However, sales by MGO of its common stock through its at-the-market facility and through other issuances, have led to the MGO Principals currently owning less than 50% of the MGO Shares. MGO and Heidmar are discussing amending the Business Combination Agreement to reduce this minimum percentage and to have it apply to all the Supporting Investors. This amendment could potentially also change the earnout conditions that Holdings would need to satisfy in order for the Earnout Shares to be issued, including to have the conditions apply to a later financial period. As a result, the Voting and Support Agreements would ensure the affirmative vote of close to or greater than a majority of the outstanding MGO Shares at the Special Meeting. This would mean only a small portion or none of the MGO Shares held by stockholders that are not Supporting

Investors would be needed to approve the Business Combination and Business Combination Agreement at the Special Meeting. As of the date of this proxy statement/prospectus, the Supporting Investors hold 48.0% of the outstanding MGO Shares.

At the Special Meeting, you will also be asked to consider and vote on a proposal for the adjournment of the Special Meeting, from time to time, to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the Business Combination Agreement at the time of the Special Meeting.

The Board of Directors of MGO (the “MGO Board”), after considering the factors more fully described in the enclosed proxy statement/prospectus, unanimously: (1) determined that it is in the best interest of MGO and its stockholders to enter into the Business Combination Agreement; and (2) approved MGO’s execution, delivery and performance of the Business Combination Agreement and the consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement.

The MGO Board unanimously recommends that you vote:

(1)	“FOR” the adoption of the Business Combination Agreement; and

(2)

“FOR” the adjournment of the Special Meeting, from time to time, to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the Business Combination Agreement at the time of the Special Meeting.

The accompanying proxy statement/prospectus provides detailed information about the Special Meeting, the Business Combination Agreement and the Business Combination, and the proposals to be considered at the Special Meeting. A copy of the Business Combination Agreement is attached as Annex A.

The accompanying proxy statement/prospectus also describes the actions and determinations of the MGO Board in connection with its evaluation of the Business Combination Agreement and the Business Combination. Please read the proxy statement/prospectus and its annexes, including the Business Combination Agreement, carefully and in their entirety, as they contain important information.

Even if you plan to virtually attend the Special Meeting, please sign, date and return, as promptly as possible, the enclosed proxy card (a proxy card and a prepaid reply envelope are enclosed for your convenience) or grant your proxy electronically over the internet or by telephone (using the instructions found on the proxy card). If you virtually attend the Special Meeting and vote at the Special Meeting, your vote will revoke any proxy that you have previously submitted. If you fail to return your proxy or to attend the Special Meeting, your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting and will have the same effect as a vote against the adoption of the Business Combination Agreement.

If your shares are held through a bank, broker or other nominee, you are considered the “beneficial owner” of shares held in “street name.” If you hold your shares in “street name,” you will receive instructions from your bank, broker or other nominee that you must follow in order to submit your voting instructions and have your shares counted at the Special Meeting. In most cases you may vote over the internet or telephone. Your bank, broker or other nominee cannot vote on either of the proposals to be considered at the Special Meeting without your instructions. Without your instructions, your shares will not be counted for purposes of a quorum or be voted at the Special Meeting, and that will have the same effect as voting against the adoption of the Business Combination Agreement.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN.

If you have any questions or need assistance voting your shares, please contact our proxy solicitor.

Name:

Address:

Phone:

E-mail:

As noted above, the MGO Board unanimously recommends that MGO Stockholders vote “FOR” the adoption of the Business Combination Agreement and the above-described proposal relating to the adjournment of the Special Meeting. We would like to thank you for your support and look forward to the successful completion of the Business Combination.

Very truly yours,

Maximiliano Ojeda
Chairman and Chief Executive Officer
MGO Global Inc.

THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE TRANSACTION OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Special Meeting. We urge you to carefully read this entre document and all Annexes, including the Business Combination Agreement. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 41 of this proxy statement/prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions described in this proxy statement/prospectus, passed upon the fairness of the Business Combination Agreement or the transactions contemplated thereby, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated     , 2024, and is first being mailed to the stockholders of MGO on or about     , 2024.

MGO GLOBAL INC.

1515 SE 17th Street, Suite 121 / #460236,

Fort Lauderdale, Florida 33346

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

OF MGO GLOBAL INC.

TO BE HELD ON      2024

TO THE STOCKHOLDERS OF MGO GLOBAL INC.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “Special Meeting”) of MGO Global Inc., a Delaware corporation (“MGO,” “we,” “us” or “our”), will be held on     , 2024, at     , Eastern Standard Time, via a virtual meeting. You may attend the Special Meeting via a live interactive webcast at www.     . You will need the 16-digit meeting control number that is printed on your proxy card to enter the Special Meeting. MGO recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts. Please note that you will not be able to attend the Special Meeting in person. The Special Meeting will be held for the sole purpose of considering and voting upon the following proposals (the “Proposals”):

1)

to consider and vote on the proposal (the “Business Combination Proposal”) to adopt the Business Combination Agreement (as it may be amended from time to time), dated as of June 18, 2024 (as it may be subsequently amended, the “Business Combination Agreement”), among Heidmar Maritime Holdings Corp., a Marshall Islands corporation (“Holdings”), MGO, Heidmar Inc., a Marshall Islands corporation (“Heidmar”), HMR Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Holdings (“Merger Sub”), and Rhea Marine Ltd. and Maistros Shipinvest Corp. (together, the “Heidmar Shareholders”), pursuant to which MGO, Merger Sub, Holdings, Heidmar and Heidmar Shareholders will effect a business combination involving the following transactions (collectively, the “Business Combination”):

(a)	Merger Sub will merge (the “Merger”) with and into the MGO, with MGO continuing as the surviving entity and a wholly owned subsidiary of Holdings;

(b)

all of the issued and outstanding shares of common stock of MGO (the “MGO Shares”) prior to the effective time of the Merger will be converted into the right to receive common shares of Holdings (the “Holdings Shares”) on a one-for-one basis, with Holdings issuing those shares to the MGO Stockholders at the closing of the Business Combination (the “Closing”);

(c)

immediately after the effective time of the Merger, the Heidmar Shareholders will transfer all their shares of common stock of Heidmar to Holdings (the “Heidmar Share Acquisition”), with Heidmar becoming a wholly owned subsidiary of Holdings; and

i

(d)

Holdings shall issue to the Heidmar Shareholders and MGO’s financial advisor (as the agreed consideration for advisory services provided to MGO): (i) at Closing, a number of Holdings Shares equal to (x) the number of MGO Shares outstanding immediately prior to the effective time of the Merger on a fully diluted and as-converted basis, times (y) 16.6667 (the “Heidmar Share Consideration”) and (ii) after the Closing and upon the satisfaction of certain earnout conditions set forth in the Business Combination Agreement, additional Holdings Shares equal to 10% of the Heidmar Share Consideration (the “Earnout Shares”), with 2.64% of each issuance being distributed to MGO’s financial advisor;

2)

to consider and vote on any proposal to adjourn the Special Meeting (the “Adjournment Proposal”), from time to time, to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the Business Combination Agreement at the time of the Special Meeting; and

3)	to transact any other business that may properly come before the Special Meeting.

Only MGO Stockholders as of the close of business on     , 2024 (which is referred to as the “Record Date”) are entitled to notice of, and to vote at, the Special Meeting.

The Board of Directors of MGO (the “MGO Board”) unanimously recommends that you vote: (1) “FOR” the adoption of the Business Combination Agreement; and (2) “FOR” the adjournment of the Special Meeting, from time to time, to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the Business Combination Agreement at the time of the Special Meeting. MGO Stockholders do not have dissenters’ or appraisal rights in connection with the Merger pursuant to Section 262 of the Delaware General Corporation Law (which is referred to as the “DGCL”).

Even if you plan to attend the Special Meeting, please sign, date and return, as promptly as possible, the enclosed proxy card (a proxy card and a prepaid reply envelope are enclosed for your convenience) or grant your proxy electronically over the internet or by telephone (using the instructions found on the proxy card). If you attend the Special Meeting and vote at the Special Meeting, your vote will revoke any proxy that you have previously submitted. If you fail to return your proxy or to attend the Special Meeting, your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting and will have the same effect as a vote against the adoption of the Business Combination Agreement.

If your shares are held through a bank, broker or other nominee, you are considered the “beneficial owner” of shares held in “street name.” If you hold your shares in “street name,” you will receive instructions from your bank, broker or other nominee that you must follow in order to submit your voting instructions and have your shares counted at the Special Meeting. In most cases you may vote over the internet or telephone. Your bank, broker or other nominee cannot vote on either of the proposals to be considered at the Special Meeting without your instructions. Without your instructions, your shares will not be counted for purposes of a quorum or voted at the Special Meeting, and that will have the same effect as voting against the adoption of the Business Combination Agreement.

By Order of the Board of Directors,

Corporate Secretary

Fort Lauderdale, Florida

Dated:     , 2024

IMPORTANT INFORMATION

Even if you plan to attend the Special Meeting, we encourage you to submit your proxy as promptly as possible: (1) over the internet; (2) by telephone; or (3) by signing, dating and returning the enclosed proxy card (a proxy card and a prepaid reply envelope are enclosed for your convenience). You may revoke your proxy or change your vote at any time before your proxy is voted at the Special Meeting.

If your shares are held through a bank, broker or other nominee, you are considered the “beneficial owner” of shares held in “street name.” If you hold your shares in “street name,” you will receive instructions from your bank, broker or other nominee that you must follow in order to submit your voting instructions and have your shares counted at the Special Meeting. In most cases you may vote over the internet or telephone. Your bank, broker or other nominee cannot vote on either of the Proposals to be considered at the Special Meeting without your instructions. Without your instructions, your shares will not be counted for purposes of a quorum or voted at the Special Meeting, and that will have the same effect as voting against the adoption of the Business Combination Agreement.

If you are a stockholder of record, voting at the Special Meeting will revoke any proxy that you previously submitted. If you hold your shares through a bank, broker or other nominee, you must provide a “legal proxy” from the bank, broker or other nominee that holds your shares in order to vote at the Special Meeting.

We encourage you to read the accompanying proxy statement/prospectus and its annexes, carefully and in their entirety.

If you have any questions concerning the Business Combination, the Special Meeting or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus, Business Combination Agreement contained in the annexes or any other documents filed by MGO with the U.S. Securities and Exchange Commission (the “SEC”), such information is available without charge upon written or oral request. If you have any questions or need assistance with voting, please contact MGO’s proxy solicitor.

Name:
Address:

Phone:
E-mail:

ADDITIONAL INFORMATION

MGO files annual, quarterly and other reports, proxy statements and other information with the U.S. Securities and Exchange Commission (the “SEC”), some of which are incorporated by reference herein. See “Where You Can Find More Information.”

You can obtain copies of documents filed by MGO, without charge, from the SEC’s website at www.sec.gov.

You may also obtain copies of documents filed by MGO with the SEC from MGO’s website at https://www.mgoglobalinc.com/investor-relations/.

You can also request copies of this proxy statement/prospectus, without charge, by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers.

MGO Global Inc. 1515 SE 17th Street, Suite 121/ #460236, Fort Lauderdale Florida 33346 Telephone: (347)-913-3316	Heidmar Maritime Holdings Corp. Puglisi & Associates 850 Library Avenue, Suite 204 Newark, DE 19711 (302) 738-6680

In addition, if you have questions about the Business Combination or the Special Meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact     , MGO’s proxy solicitor, at the following address and telephone number.

Name:
Address:

Phone:
E-mail:

You will not be charged for any of the documents that you request. If you would like to request documents, please do so by     , 2024 (which is five Business Days before the date of the Special Meeting) in order to receive them before the Special Meeting.

v

ADDITIONAL INFORMATION

No person is authorized to give any information or to make any representation with respect to the matters that the accompanying proxy statement/prospectus describes other than those contained in the accompanying proxy statement/prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by Holdings, Heidmar or MGO. The accompanying proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of the accompanying proxy statement/prospectus nor any distribution of securities made under the accompanying proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of Holdings, MGO or Heidmar since the date of the accompanying proxy statement/prospectus or that any information contained therein is correct as of any time subsequent to such date.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and other documents incorporated by reference into this proxy statement/prospectus include or may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act regarding, among other things, the plans, strategies and prospects, both business and financial, of MGO, Holdings and Heidmar. These statements are based on the beliefs and assumptions of the management of MGO, Holdings and Heidmar. Although the parties believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, none of MGO, Holdings or Heidmar can assure you that they will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” or similar expressions; provided that the absence of these does not means that a statement is not forward-looking. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this proxy statement/prospectus, any prospectus supplement, and the documents incorporated by reference herein and therein might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statement contained in this proxy statement/prospectus, any prospectus supplement, and the documents incorporated by reference herein and therein, whether as a result of new information, future events or otherwise, except as required by law.

In addition to these important factors and matters discussed elsewhere herein, and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the number and percentage of MGO’s Stockholders voting against the proposals

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

•	the ability to obtain and/or maintain the listing of Holdings’ securities on Nasdaq following the Business Combination;

•	availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;

•	availability of skilled crew members other employees and the related labor costs;

•	work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;

•	changes in our operating expenses;

•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys and upgrades;

•	compliance with governmental, tax, environmental and safety regulation, any non-compliance with U.S. regulations;

•	the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance, or ESG, policies;

•	Foreign Corrupt Practices Act of 1977, or FCPA, or other applicable regulations relating to bribery;

•	the impact of the discontinuance of the London Interbank Offered Rate, or LIBOR, after June 30, 2023 on interest rates of our debt, including the Blue Fin Pool Facility, that reference LIBOR;

•	general economic conditions and conditions in the oil industry;

•	the cyclical nature of the shipping industry;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in demand for tanker and dry bulk vessel capacity;

•	changes in our operating expenses, including bunker prices, drydocking and insurance costs;

•	the strength of world economies;

•	fluctuations in currencies and interest rates;

•	the volatility of the price of our common shares;

•	the loss of a large customer or significant business relationship;

•

new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;

•	vessel breakdowns and instances of off-hire;

•	potential liability from pending or future litigation;

•	the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate;

•	potential conflicts of interest involving members of the Holdings Board and senior management;

•	the failure of counter parties to fully perform their contracts with us;

•	changes in credit risk with respect to our counterparties on contracts;

•	our dependence on key personnel and our ability to attract, retain and motivate key employees;

•	our ability to obtain indemnities from customers;

•	changes in laws, treaties or regulations;

•	our incorporation under the laws of Marshall Islands and the different rights to relief that may be available compared to other countries, including the United States;

•	general domestic and international political conditions of events, including “trade wars”;

•	any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;

•

potential disruption of shipping routes due to accidents, environmental factors, political events, international hostilities including the ongoing developments in the Ukraine region, acts by terrorists or acts of piracy on ocean-going vessels;

•	the impact of adverse weather and natural disasters;

•

Heidmar’s profitability and growth depend on the demand for shipping vessels and global economic conditions, and the impact of consumer confidence and consumer spending on shipping volume and charter rates;

•	if global economic conditions weaken, it could have a material adverse effect on Heidmar’s business, financial condition and results of operations;

•	if Heidmar does not compete successfully with new entrants or established companies with greater resources, its shipping business growth and results of operations may be adversely affected;

•

Heidmar operates carriers worldwide and, as a result, its business has inherent operational risks, which may reduce its revenue or increase its expenses, and Heidmar may not be adequately covered by insurance; and

•	Heidmar is dependent upon on a limited number of significant pool partners for its managed vessels.

We caution readers of this proxy statement/prospectus not to place undue reliance on these forward-looking statements.

All forward-looking statements made in this proxy statement/prospectus are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this proxy statement/prospectus, and we expressly disclaim any obligation to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events, changes in future operating results over time or otherwise.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission, or SEC, by Holdings (File No. 333-    ), constitutes a prospectus of Holdings under Section 5 of the U.S. Securities Act of 1933, as amended, or the Securities Act, with respect to the securities Holdings will issue if the Business Combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to the Special Meeting of MGO Stockholders at which MGO Stockholders will be asked to consider and vote upon proposals to Business Combination Proposal and Adjournment Proposal.

CONVENTIONS WHICH APPLY TO THIS PROXY STATEMENT/PROSPECTUS

In this proxy statement/prospectus, unless otherwise specified or the context otherwise requires, “$,” “USD” and “U.S. dollar” each refer to the United States dollar.

IMPORTANT INFORMATION ABOUT GAAP AND NON-GAAP FINANCIAL MEASURES

Each of MGO’s and Heidmar’s financial statements included in this proxy statement/prospectus have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for financial information and pursuant to the rules and regulations of the SEC. This proxy statement/prospectus includes certain references to financial measures that were not prepared in accordance with U.S. GAAP, including EBITDA. The presentation of this non-U.S. GAAP information is not meant to be considered in isolation or as a substitute for Heidmar’s consolidated financial results prepared in accordance with U.S. GAAP.

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TRADEMARKS AND TRADE NAMES

The Heidmar name, logos and other trademarks of Heidmar appearing in this proxy statement/prospectus are the property of Heidmar. Solely for convenience, some of the trademarks logos and trade names referred to in this proxy statement/prospectus are presented without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we or Heidmar will not assert, to the fullest extent under applicable law, our or Heidmar’s rights or the rights of the applicable licensors to these trademarks and trade names. This proxy statement/prospectus contains additional trademarks and trade names of others. All trademarks and trade names appearing in this proxy statement/prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

FREQUENTLY USED TERMS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires:

“Advisory Agreement” means the M&A Advisory Agreement between MGO and Maxim, dated February 2, 2024.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Ancillary Documents” means each agreement, instrument, certificate or document to be executed or delivered by any of the Parties in connection with or pursuant to the Business Combination Agreement, including the Lock-Up/Leak-Out Agreements, and the Voting and Support Agreements.

“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the Merger and the Heidmar Share Acquisition.

“Business Combination Agreement” means the Business Combination Agreement, dated June 18, 2024, between MGO, Heidmar, Holdings, Merger Sub and the Heidmar Shareholders, as it may be subsequently amended.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York, London, England, or Athens, Greece, are authorized to close for business.

“Closing” means the closing of the Business Combination.

“DGCL” means the Delaware General Corporation Law, as amended.

“Earnout Shares” means a number of Holdings Shares equal to 10% of the Heidmar Share Consideration that are issuable to the Heidmar Shareholders upon the fulfillment of certain performance targets by Holdings.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Rate” means with respect to a particular currency for a particular day, the closing rate of exchange for that currency into Dollars on such date as published by Bloomberg.

“Heidmar” means Heidmar Inc., a company organized and existing under the laws of the Republic of the Marshall Islands.

“Heidmar Share Acquisition” means the acquisition by Holdings of all of the outstanding Heidmar Shares in exchange for the Heidmar Share Consideration and, if applicable, the Earnout Shares.

“Heidmar Share Consideration” means a number of Holdings Shares equal to (a) the total number of MGO Shares outstanding immediately prior to the Merger Effective Time on a fully diluted and as-converted basis, times (b) 16.6667.

“Heidmar Shareholders” means Rhea Marine Ltd. and Maistros Shipinvest Corp., who together own 100% of the Heidmar Shares.

“Heidmar Shares” means the Class A Shares and Class B Shares of Heidmar.

“Holdings” means Heidmar Maritime Holdings Corp., a company organized and existing under the laws of the Republic of the Marshall Islands.

“Holdings Board” means the Board of Directors of Holdings following the Business Combination.

“Holdings Shares” means the registered common shares, with $0.01 par value per share, of Holdings.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“IPO” means the initial public offering of the MGO Shares pursuant to the final prospectus, dated January 12, 2023, and filed with the SEC on January 12, 2023.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Maxim” means Maxim Group LLC.

“Merger” means the merger of Merger Sub with and into MGO, with MGO continuing as the surviving entity and a wholly owned subsidiary of Holdings.

“Merger Effective Time” means the time that MGO, Merger Sub and Holdings cause the Merger to be consummated by filing the executed Certificate of Merger with the Secretary of State of the State of Delaware in accordance with Section 251 of the Delaware General Corporation Law, or at such later time as may be agreed by MGO and Merger Sub (with the prior written consent of Heidmar) in writing and specified in the Certificate of Merger.

“Merger Sub” means HMR Merger Sub Inc., a Delaware corporation.

“Merger Sub Shares” means the shares of common stock, par value $0.001 per share, of Merger Sub.

“MGO” means MGO Global Inc.

“MGO Board” means the Board of Directors of MGO.

“MGO Charter” means the Amended and Restated Certificate of Incorporation of MGO dated August 29, 2022, as the same may be amended or modified from time to time after the date hereof.

“MGO Equity Awards” means, collectively, the MGO Restricted Stock, MGO Restricted Stock Units and the MGO Options.

“MGO Equity Plan” means MGO’s 2022 Equity Incentive Plan, as amended and restated from time to time.

“MGO Merger Consideration” means one Holdings Share.

“MGO Options” means each outstanding option granted under the MGO Equity Plan.

“MGO Preferred Stock” means the preferred stock, par value $0.00001 per share, of MGO.

“MGO Principals” means certain officers and directors of MGO who signed a Voting and Support Agreement with MGO and Holdings.

“MGO Restricted Stock” means each outstanding restricted stock award granted under the MGO Equity Plan.

“MGO Restricted Stock Units” means each outstanding restricted stock unit granted under the MGO Equity Plan.

“MGO Securities” means, collectively, the MGO Shares, the MGO Restricted Stock, the MGO Restricted Stock Units, the MGO Options and the MGO Warrants.

“MGO Stockholder” means a holder of MGO Shares.

“MGO Stockholder Approval” means the approval and adoption of the Proposals by the Requisite Vote of MGO Stockholders at the Special Meeting.

“MGO Shares” means the shares of common stock of MGO.

“Nasdaq” means the Nasdaq Capital Market LLC.

“Organizational Documents” means, with respect to any Person, its articles of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended.

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Record Date” means     , 2024, the record date for the Special Meeting.

“Registration Statement” means the registration statement on Form F-4 of which this proxy statement/prospectus is a part.

“Requisite Vote” means the approval of at least a majority of the outstanding MGO Shares that are entitled to vote at the Special Meeting as of the Record Date present, in person or by proxy, and voting at the Special Meeting.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Shareholders’ Agreement” means the shareholders’ agreement between Holdings and the Heidmar Shareholders, dated     , 2024.

“Special Meeting” means the special stockholders’ meeting of MGO at which the MGO Stockholders will vote on the Stockholder Proposals.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Supporting Investors” means certain MGO Stockholders that have signed Voting and Support Agreements with MGO and Holdings, including the MGO Principals and certain investors that have purchased newly issued MGO Shares from MGO through its at-the-market facility and through other issuances.

“Trading Day” means any day on which Holdings Shares are actually traded on Nasdaq (or the exchange on which Holdings Shares are then listed).

“Transactions” means collectively the Merger, Share Acquisition and the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents.

“U.S. GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Voting and Support Agreements” means agreements entered into between MGO, Holdings and each of the Supporting Investors, pursuant to which each Supporting Investor agreed, among other things, to vote his, her or its MGO Shares in favor of the Business Combination and the Business Combination Agreement at the Special Meeting.

FREQUENTLY ASKED QUESTIONS MGO STOCKHOLDERS

The following questions and answers are intended to briefly address some commonly asked questions regarding the Business Combination, the Business Combination Agreement and the Special Meeting of MGO Stockholders. These questions and answers may not address all questions that may be important to you as a MGO Stockholder. Please refer to the section of this proxy statement/prospectus entitled “Summary” and the more detailed information contained elsewhere in this proxy statement/prospectus, the annexes to and the information incorporated by reference into this proxy statement/prospectus, which you should read carefully and in their entirety. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Q: Why am I receiving these materials?

A: On June 18, 2024, MGO entered into the Business Combination Agreement with Heidmar, Holdings and other parties providing for a business combination between MGO and Heidmar, as a result of which, MGO and Heidmar will become wholly owned subsidiaries of Holdings. The MGO Board is furnishing this proxy statement/prospectus and form of proxy card to the MGO Stockholders in connection with the solicitation of proxies in favor of the Business Combination Proposal and the Adjournment Proposal (collectively, the “Proposals”) to be voted on at the Special Meeting. This proxy statement/prospectus includes information that Holdings and MGO are required to provide to you under the SEC rules and is designed to assist you in voting on the matters presented at the Special Meeting. MGO Stockholders of record as of the close of business on     , 2024, the Record Date, may attend the Special Meeting and are entitled and requested to vote on the Proposals.

Q: When and where is the Special Meeting?

A: The Special Meeting will be held on     , 2024, at     , Eastern Time, online at     .

Q: What is the proposed Merger and what effects will it have on MGO?

A: . If the Business Combination Proposal is approved by the requisite number of MGO Shares, and the other closing conditions under the Business Combination Agreement are satisfied or waived, Merger Sub, a wholly owned subsidiary of Holdings, will merge with and into MGO, with MGO continuing as the surviving corporation. As a result of the Merger, MGO will become a wholly owned subsidiary of Holdings. Additionally, each issued and outstanding MGO Share will be converted into the right to one Holdings Share.

Q: What will I receive if the Business Combination is consummated?

A: At the Merger Effective Time, each MGO Share issued and outstanding immediately prior to the effective time of the Merger will be cancelled and automatically converted into and become the right to receive one validly issued, fully paid and non-assessable Holdings Share (the “MGO Merger Consideration”), with Holdings issuing those shares to the MGO Stockholders at Closing. MGO expects that the Holdings Shares will be listed for trading on Nasdaq and that the Holdings Shares that MGO Stockholders will receive as MGO Merger Consideration will be registered under the Registration Statement of which this proxy statement/prospectus is a part and thereafter be freely tradeable by the MGO Stockholders that are not Affiliates of Holdings.

The Business Combination Agreement does not contain any provision that would adjust the Holding Shares to be issued based on fluctuations in the trading prices of either the Heidmar Shares or MGO Shares or currency exchange rates prior to Closing. The value of the MGO Merger Consideration to MGO Stockholders will depend on the trading price of Holdings Shares at the time the Business Combination is completed.

For a full description of the MGO Merger Consideration, see the section of this proxy statement/prospectus entitled “The Business Combination — Effect of the Business Combination on Existing MGO Shares.”

Q: What portion of the Holdings Shares will the former MGO Stockholders own immediately following the Business Combination?

A: Under the terms of the Business Combination Agreement, after the Closing, the Heidmar Shareholders will own 94.34% of Holdings (including shares that Holdings will distribute to MGO’s financial advisor) and the MGO Stockholders will own 5.66% of Holdings, without taking into account the issuance of any Earnout Shares. See “What are the Earnout shares” below. Pursuant to the Business Combination Agreement, any MGO Shares that MGO issues prior to Closing will not change these percentages.

Q: Who will serve on the Holdings Board and management?

A: After Closing, Heidmar will determine the size and the identity of the officers of Holdings and the members of the Holdings Board; provided, that a majority of the directors of Holdings will be independent directors under the rules of Nasdaq. Pankaj Khanna, the current Chief Executive Officer of Heidmar, will be the initial Chief Executive Officer of Holdings and a member of the Holdings Board. For more information about the Holdings Board and the management of Holdings, see “Management of Holdings After the Business Combination.”

Q: Who is entitled to vote at the Special Meeting?

A: Only MGO Stockholders of record as of the close of business on the Record Date will be entitled to vote at the Special Meeting. If you hold your MGO Shares in “street name” and you do not instruct your broker, bank, trust or other nominee how to vote your shares, then, because the Proposals are “non-routine matters,” your broker, bank, trust or other nominee would not have discretionary authority to vote your shares on the Proposals. Instructions on how to vote shares held in “street name” are described under the question “How may I vote?” below.

Q: How may I vote?

A: For MGO Stockholders of record: If you are eligible to vote at the Special Meeting and are a stockholder of record, you may cast your shares in any of four ways:

•	by voting over the Internet using the website indicated on the enclosed proxy card;

•	by telephone using the toll-free number on the enclosed proxy card;

•	by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided; or

•	by attending the Special Meeting in a virtual format and voting by virtual ballot.

If you hold your MGO Shares in “street name” you must instruct your broker, bank, trust or other nominee how to vote your shares; otherwise, because the Proposals are “non-routine matters,” your broker, bank, trust or other nominee would not have discretionary authority to vote your shares on the Proposals. Your broker, bank, trust or other nominee has enclosed a voting instruction form with this proxy statement/prospectus. We encourage you to authorize your broker, bank, trust or other nominee to vote your shares “FOR” each of the Proposals by following the instructions provided on the voting instruction form.

If you submit your proxy by internet, telephone or mail, and you do not subsequently revoke your proxy, your MGO Shares will be voted in accordance with your instructions.

Even if you plan to attend the Special Meeting and vote by ballot, you are encouraged to vote your MGO Shares by proxy. You may still vote your MGO Shares by ballot at the Special Meeting even if you have previously voted by proxy. If you attend the Special Meeting in a virtual format and vote by virtual ballot, your previous vote by proxy will not be counted.

Q: How many votes do I have?

A: Each holder of MGO Shares is entitled to cast one vote on each matter properly brought before the Special Meeting for each MGO Share that such holder owned as of the Record Date.

Q: May I attend the Special Meeting and vote in person?

A: MGO will hold the Special Meeting in a virtual meeting format only on the virtual meeting website. You will not be able to attend the Special Meeting physically in person. Once admitted to the Special Meeting, MGO Stockholders may vote their shares by following the instructions available on the meeting website. To vote during the Special Meeting, you must do so by logging into      using the     -digit control number included in your proxy materials.

We recommend that you submit your proxy via the Internet or by telephone by following the instructions on the enclosed proxy card, or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided — even if you plan to attend the Special Meeting in a virtual format. We encourage all stockholders to vote electronically. If you properly and timely submit your proxy, the individuals named as your proxy holders will vote your shares as you have directed. If you attend the Special Meeting in a virtual format and vote by virtual ballot, your vote by virtual ballot will revoke any proxy previously submitted.

Q: What matters will be voted on at the Special Meeting?

A: You are being asked to consider and vote on the following proposals:

•	to approve the Business Combination Proposal; and

•	to approve the Adjournment Proposal.

Q: What vote is required to approve the proposals submitted to a vote at the Special Meeting?

A: The affirmative vote of a majority of the issued and outstanding MGO Shares entitled to vote thereon is required to approve the Business Combination Proposal. This means that the Business Combination Proposal will be approved if the number of shares voted “FOR” such proposal is greater than 50% of the total number of outstanding MGO Shares entitled to vote at the Special Meeting.

The affirmative vote of a majority of the issued and outstanding MGO Shares virtually present via the special meeting website or represented by proxy and entitled to vote at the Special Meeting is required to approve the Adjournment Proposal. This means that the Adjournment Proposal will be approved if the number of shares voted “FOR” such proposal is greater than 50% of the total number of outstanding MGO Shares virtually present via the special meeting website or represented by proxy and entitled to vote at the Special Meeting.

At the time they entered into the Business Combination Agreement, MGO and Holdings entered into voting and support agreements (“Voting and Support Agreements”) with certain officers and directors of MGO who collectively held a majority of the issued and outstanding MGO Shares (the “MGO Principals”). Since that time, MGO and Holdings have also entered into Voting and Support Agreements with certain investors (together with the MGO Principals, the “Supporting Investors”) that have purchased MGO Shares from MGO through its at-the-market facility and through other issuances. Pursuant to the Voting and Support Agreements, each Supporting Investor has agreed, among other things, to vote his, her or its shares in favor of approval of the Business Combination Agreement, the Business Combination and the other transactions contemplated thereby and not to transfer his, her or its MGO Shares (subject to certain exceptions).

MGO agreed in the Business Combination Agreement to not issue new MGO Shares prior to the Record Date if that issuance would cause the portion of MGO Shares held by the MGO Principals to fall to less than a majority. However, sales by MGO of its common stock through its at-the-market facility and through other issuances, have led to the MGO Principals currently owning less than 50% of the MGO Shares. MGO and Heidmar are discussing amending the Business Combination Agreement to reduce this minimum percentage and to have it apply to all the Supporting Investors. This amendment could potentially also change the earnout conditions that Holdings would need to satisfy in order for the Earnout Shares to be issued, including to have the conditions apply to a later financial period. As a result, the Voting and Support Agreements would ensure the affirmative vote of close to or greater than a majority of the outstanding MGO Shares at the Special Meeting. This would mean only a small portion or none of the MGO Shares held by stockholders that are not Supporting Investors would be needed to approve the Business Combination and Business Combination Agreement at the Special Meeting. As of the date of this proxy statement/prospectus, the Supporting Investors hold 48.0% of the outstanding MGO Shares.

Q: How does the MGO Board recommend that I vote?

A: On June 3, 2024, the MGO Board, after considering various factors, including the unanimous recommendation of MGO’s senior management and its financial advisor and the receipt of a fairness opinion presentation from Newbridge Securities Corporation, an independent valuation firm and the other factors described in the section of the proxy statement/prospectus entitled “The Business Combination — Recommendation of the MGO Board and Reasons for the Business Combination,” unanimously (i) determined that the Business Combination Agreement and the Transactions are advisable and fair to, and in the best interests of, MGO and its stockholders; (ii) approved the execution of the Business Combination Agreement and the consummation of the Transactions; (iii) recommended that the MGO Stockholders approve and adopt the Business Combination Agreement and the Transactions, including the Merger and (iv) directed that the adoption of the Business Combination Agreement be submitted to MGO Stockholders for consideration at the Special Meeting.

The MGO Board recommends that you vote “FOR” the Business Combination Proposal and “FOR” the Adjournment Proposal.

In considering the recommendations of the MGO Board MGO Stockholders should be aware that the MGO Board and executive officers have interests in the Business Combination that are different from, or in addition to, their interests as MGO Stockholders generally. These interests may include, among others, the payment of severance benefits and Holdings’ agreement to indemnify the MGO Board and executive officers against certain claims and liabilities. For a more complete description of these interests, see “The Business Combination—Interests of Certain Persons in the Business Combination.”

Q: What do I need to do now?

A: MGO encourages you to read this proxy statement/prospectus, including all documents incorporated by reference into this proxy statement/prospectus, and its annexes carefully and in their entirety. Then as promptly as possible, follow the instructions on the enclosed proxy card to submit your proxy electronically over the Internet or by telephone, so that your shares can be voted at the Special Meeting. MGO encourages all stockholders to vote electronically. Alternatively, if you do not have access to a touch-tone phone or the Internet, you may sign, date and return the enclosed proxy card in the postage-paid envelope provided. If you hold your MGO Shares in “street name”, your broker, bank, trust or other nominee has enclosed a voting instruction form with this proxy statement/prospectus. Please do not send your stock certificate(s) with your proxy card. See “How may I vote?” in this section of this proxy statement/prospectus for more information.

Q: Should I send in my stock certificate(s) now?

A: No. If you are a record holder, after the Merger is consummated, under the terms of the Business Combination Agreement, you will receive a letter of transmittal instructing you to send your stock certificate(s) to the paying agent in order to receive the MGO Merger Consideration for each MGO Share represented by such stock certificate(s). You should use the letter of transmittal to exchange your stock certificates for the MGO Merger

Consideration to which you are entitled upon Closing. If you hold your shares in “street name,” please contact your broker, bank, trust or other nominee for instructions as to how to effect the surrender of your MGO Shares in exchange for the MGO Merger Consideration in accordance with the terms of the Business Combination Agreement. Please do not send in your stock certificates now.

Q: If I am an MGO Stockholder but do not know where my stock certificates are, how will I get the MGO Merger Consideration for my MGO Shares?

A: If the Merger is consummated, the transmittal materials you will receive after Closing will include the procedures that you must follow if you cannot locate your stock certificate(s). This will include an affidavit that you will need to sign attesting to the loss of your stock certificates. You may also be required to post a bond as indemnity against any potential loss.

Q: What happens if the Business Combination is not consummated?

A: If the Business Combination Agreement is not adopted by MGO Stockholders or if the Business Combination is not consummated for any other reason, MGO Stockholders will not receive any consideration for their MGO Shares. Instead, MGO will remain an independent public company, MGO Shares will continue to be listed and traded on Nasdaq and registered under the Exchange Act and MGO will continue to file periodic reports with the SEC.

Q: Do any of MGO’s directors or officers have interests in the Business Combination that may be in addition to or differ from those of MGO Stockholders generally?

A: Yes. In considering the recommendation of the MGO Board with respect to the Business Combination Proposal, you should be aware that MGO’s directors and executive officers may have interests in the Business Combination different from, or in addition to, the interests of MGO Stockholders generally. These interests may include, among others, the payment of severance benefits and Holdings’ agreement to indemnify the MGO Board and executive officers against certain claims and liabilities. The MGO Board was aware of and considered these interests, to the extent such interests existed at the time, among other matters, in evaluating and negotiating the Business Combination Agreement and the Business Combination, in approving the Business Combination Agreement and the Business Combination and the other Transactions contemplated by the Business Combination Agreement, and in recommending that the Business Combination Agreement be adopted by MGO Stockholders.

For a description of the interests of MGO’s directors and executive officers in the Business Combination, see the section of the proxy statement/prospectus entitled “The Business Combination — Interests of Certain Persons in the Business Combination.”

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: If your MGO Shares are registered directly in your name with MGO’s transfer agent, Transhare Corporation, you are considered, with respect to those shares, to be the “stockholder of record.” In this case, this proxy statement/prospectus and your proxy card have been sent directly to you by MGO. As the stockholder of record you have the right to vote by proxy, which involves granting your voting rights directly to MGO or to a third party, or to vote by ballot at the Special Meeting.

If your shares are held through a broker, bank, trust or other nominee, you are considered the beneficial owner of those shares. In that case, this proxy statement/prospectus has been forwarded to you by your broker, bank, trust or other nominee who is considered, with respect to those shares, to be the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank, trust or other nominee how to vote your shares. Without your voting instructions, because of the non-routine nature of the Proposals, your broker, bank, trust or other nominee may not vote your shares with respect to the Proposals. However, if you hold your shares in “street name” and give voting instructions to your broker, bank, trust or other nominee with respect to one of the

Proposals, but give no instruction as to the other Proposals, then those shares will be deemed present at the Special Meeting for purposes of establishing a quorum at the Special Meeting, will be voted as instructed with respect to the Proposal as to which instructions were given, and will not be voted with respect to any other Proposal.

Q: What is a proxy?

A: A proxy is your legal designation of another person, referred to as a “proxy,” to vote your MGO Shares. The written document describing the matters to be considered and voted on at the Special Meeting is called a “proxy statement/prospectus.” The document used to designate a proxy to vote your MGO Shares is called a “proxy card.” The MGO Board has designated Maximiliano Ojeda, the Chief Executive Officer of MGO, with full power of substitution, as proxy for the Special Meeting.

Q: Can I change or revoke my proxy?

A: You may change or revoke your previously submitted proxy at any time before the Special Meeting or, if you attend the Special Meeting, by voting by ballot at the Special Meeting.

If you hold your shares as a record holder, you may change or revoke your proxy in any one of the following ways:

•	by re-voting at a subsequent time by Internet or by telephone following the instructions on the enclosed proxy card;

•	by signing a new proxy card with a date later than your previously delivered proxy and submitting it following the instructions on the enclosed proxy card;

•

by delivering a signed revocation letter to MGO’s Corporate Secretary, at MGO’s mailing address on the first page of this proxy statement/prospectus before the Special Meeting, which states that you have revoked your proxy; or

•	by attending the Special Meeting in a virtual format and voting by virtual ballot.

Attending the Special Meeting virtually will not in and of itself revoke a previously submitted proxy. You must specifically vote by virtual ballot at the virtual Special Meeting in order for your previous proxy to be revoked.

Your latest dated proxy card, Internet or telephone vote is the one that is counted.

If your shares are held in “street name” by a broker, bank, trust or other nominee, you may change your voting instructions by following the instructions of your broker, bank, trust or other nominee.

Q: If an MGO Stockholder gives a proxy, how will the shares be voted?

A: Regardless of the method you choose to vote, the individuals named on the enclosed proxy card, or your proxies, will vote your shares in the way that you indicate. When completing the Internet or telephone process or the proxy card, you may specify whether your shares should be voted for or against or to abstain from voting on all, some or none of the specific items of business to come before the Special Meeting.

If you properly sign your proxy card but do not mark the boxes showing how your shares should be voted on a matter, the shares represented by your properly signed proxy will be voted “FOR” the Business Combination Proposal and “FOR” the Adjournment Proposal. However, if you hold your shares in “street name” and give voting instructions to your broker, bank, trust or other nominee with respect to one of the Proposals, but give no instruction as to the other Proposals, then those shares will be voted as instructed with respect to the Proposal as to which instructions were given and will not be voted with respect to any other Proposal.

Q: I understand that a quorum is required in order to conduct business at the Special Meeting. What constitutes a quorum?

A: The presence of MGO Stockholders holding a majority of the outstanding MGO Shares entitled to vote at the Special Meeting constitutes a quorum. As of the close of business on     , 2024, the last date before the date of this proxy statement/prospectus for which it was practicable to obtain this information, there were      MGO Shares outstanding and entitled to be voted at the Special Meeting. If you submit a properly executed proxy by Internet, telephone or mail, you will be considered a part of the quorum. In addition, abstentions will be counted for purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum; however, if you hold your shares in “street name” and give voting instructions to your broker, bank, trust or other nominee with respect to one of the Proposals, then those shares will be deemed present at the Special Meeting for purposes of establishing a quorum at the Special Meeting. If a quorum is not present, the holders of a majority in voting power of the MGO Shares, present or represented by proxy, and entitled to vote at the Special Meeting, or any officer entitled to preside at or act as secretary of the Special Meeting, may adjourn the Special Meeting pursuant to MGO’s bylaws.

Q: How can I obtain a proxy card?

A: If you lose, misplace or otherwise need to obtain a proxy card, please follow the applicable procedure below.

•	For MGO Stockholders of record: Please call

•	For holders in “street name”: Please contact your account representative at your broker, bank or other similar institution.

Q: What happens if I sell or otherwise transfer my MGO Shares after the close of business on the Record Date but before the Special Meeting?

A: The Record Date is earlier than both the date of the Special Meeting and the date the Business Combination is expected to occur. If you sell or transfer your MGO Shares after the close of business on the Record Date but before the Special Meeting, unless special arrangements (such as the provision of a proxy) are made between you and the person to whom you sell or otherwise transfer your MGO Shares and each of you notifies MGO in writing of such special arrangements, you will transfer the right to receive the MGO Merger Consideration, if the Merger is consummated, to the person to whom you sell or transfer your MGO Shares, but you will retain your right to vote these shares at the Special Meeting. Even if you sell or otherwise transfer your MGO Shares after the close of business on the Record Date, you are encouraged to complete, date, sign and return the enclosed proxy card or vote via the Internet or telephone.

Q: What should I do if I receive more than one set of voting materials?

A: You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please vote via the Internet or telephone (or complete, date, sign and return) with respect to each proxy card and voting instruction card that you receive.

Q: What happens if I sell or otherwise transfer my MGO Shares after the Special Meeting but before the Merger Effective Time?

A: If you sell or transfer your MGO Shares after the Special Meeting but before the Merger Effective Time, you will have transferred the right to receive the MGO Merger Consideration to the person to whom you sell or transfer your MGO Shares. In order to receive the MGO Merger Consideration, you must hold your MGO Shares through the Merger Effective Time.

Q: Who will count the votes?

A: The inspector of elections appointed for the Special Meeting,     , will tabulate votes cast by proxy or by ballot at the Special Meeting. The inspector of elections will also determine whether a quorum is present.

Q: Who will solicit votes for and bear the cost and expenses of this proxy solicitation?

A: The cost of this proxy solicitation will be borne by MGO. MGO’s directors, officers and employees may solicit proxies in person, by mail, telephone, facsimile and email, or by other electronic means. We will pay these directors, officers and employees no additional compensation for these services. We will reimburse banks, brokers and other nominees for their reasonable, out-of-pocket expenses incurred in forwarding this proxy statement/prospectus and related materials to, and obtaining instructions relating to such materials from, beneficial owners of MGO Shares. MGO has retained     as its proxy solicitor (the “Proxy Solicitor”). The Proxy Solicitor will solicit proxies in person, by mail, telephone, facsimile and email, or by other electronic means. Under MGO’s agreement with the Proxy Solicitor, unless otherwise agreed by the parties, the Proxy Solicitor will receive an estimated fee not to exceed $     plus reimbursement of its reasonable, out-of-pocket expenses for its services and plus fees for calls (if any) to MGO Stockholders. In addition, the Proxy Solicitor and certain related persons will be indemnified against certain liabilities arising out of or in connection with the engagement.

Q: Where can I find the voting results of the Special Meeting?

A: MGO has retained     to serve as independent inspector of elections in connection with the Special Meeting. MGO intends to notify MGO Stockholders of the results of the Special Meeting by filing with the SEC a Current Report on Form 8-K.

Q: Will I be subject to U.S. federal income tax upon the exchange of my MGO Shares for Holdings Shares and cash pursuant to the Merger?

A: The receipt of Holdings Shares in exchange for MGO Shares pursuant to the Merger will not be a taxable transaction for U.S. federal income tax purposes. The Merger is intended to qualify as either a reorganization within the meaning of Section 368 of the Code or transfer to a controlled corporation within the meaning of Section 351 of the Code.

See the section of the proxy statement/prospectus entitled “Material U.S. Federal Income and Marshall Islands Tax Considerations — Material U.S. Federal Income Tax Considerations — Tax Consequences of the Merger” for a more detailed description of the material U.S. federal income tax consequences of the Merger.

Q: What will happen in the Business Combination?

A: The Business Combination involves a series of Transactions pursuant to which MGO and Heidmar will combine their businesses, which will be held as separate subsidiaries of Holdings, with the MGO Stockholders and the Heidmar Shareholders surrendering their direct ownership of MGO and Heidmar, respectively, in exchange for ownership interests in Holdings.

The Business Combination will involve the following Transactions:

(a)	Merger Sub will merge (the “Merger”) with and into MGO, with MGO continuing as the surviving entity and a wholly owned subsidiary of Holdings;

(b)

all of the issued and outstanding MGO Shares prior to the effective time of the Merger will be converted into the right to receive Holdings Shares on a one-for-one basis, with Holdings issuing those shares to the MGO Stockholders at Closing;

(c)

immediately after the effective time of the Merger, the Heidmar Shareholders will transfer all their Heidmar Shares to Holdings (the “Heidmar Share Acquisition”), with Heidmar becoming a wholly owned subsidiary of Holdings; and

(d)

Holdings will issue to the Heidmar Shareholders and MGO’s financial advisor (as the agreed consideration for advisory services provided to MGO): (i) at the Closing the Heidmar Share Consideration and (ii) after the Closing and upon the satisfaction of certain earnout conditions set forth in the Business Combination Agreement, the Earnout Shares, with 2.64% of each issuance being distributed to MGO’s financial advisor.

Please see the section entitled “The Business Combination” for additional information.

Holdings has applied to list the Holdings Shares on Nasdaq under the symbol “    ”upon the Closing. The Holdings Shares have not yet been approved for listing on Nasdaq, and it is possible that Nasdaq will not provide this approval. If Nasdaq does not approve the Holdings Shares for listing, then the Business Combination will not occur.

Q: When do you expect the Business Combination to be consummated?

A: MGO and Heidmar are working toward consummating the Business Combination as quickly as possible and currently anticipate that the Business Combination will close promptly following the Special Meeting of MGO stockholders, provided that all other conditions to the Closing have been satisfied or waived. For a description of the conditions to the completion of the Business Combination, see the section entitled “The Business Combination Agreement — Conditions to Closing of the Business Combination.”

Q: Can the Business Combination Agreement be terminated?

A: Yes, the Business Combination Agreement can be terminated and the Business Combination may be abandoned, even after if the Heidmar Shareholders and/or the MGO Stockholders have provided their approval, under the following circumstances:

(a)	by mutual written consent of MGO and Heidmar;

(b)

by written notice by either MGO or Heidmar to the other at the occurrence of certain events, including if the conditions to closing the Business Combination have not been satisfied or waived by December 31, 2024;

(c)

by written notice by Heidmar to MGO at the occurrence of certain events, including a breach by MGO of any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement that results in a failure of certain conditions set forth in the Business Combination Agreement, or if MGO is formally delisted from Nasdaq or receives a notice of delisting from Nasdaq and is not reasonably able to cure the deficiency within three months of the date of notice; and

(d)

by written notice by MGO to Heidmar in the event that Heidmar breaches any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement that results in a failure of certain conditions set forth in the Business Combination Agreement.

For more information, see the section entitled “The Business Combination Agreement—Termination”.

Pursuant to the Business Combination Agreement, during the Interim Period, MGO and Heidmar have agreed not to, among other things, solicit, initiate or knowingly facilitate or assist the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, engage in or participate in discussions or negotiations that would reasonably be expected to lead to an Acquisition Proposal and negotiate or enter into any letter of intent or other similar agreement in furtherance of any Acquisition Proposal. For purposes of the foregoing, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any person at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means with respect to either of MGO or Heidmar, a transaction (other than the transactions contemplated by the Business Combination Agreement) concerning the sale of (x) all or any material part of the business or assets of such company, on a consolidated basis together with its Subsidiaries, or (y) 15% or more of the issued and outstanding shares or other equity interests or profits of such company, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management contract, joint venture or partnership, or otherwise.

Q: What are the conditions that must be satisfied in order to consummate the Business Combination and can MGO or Heidmar waive the closing conditions?

A: There are a number of conditions to the consummation of the Business Combination. For a summary of the conditions that must be satisfied or waived prior to the consummation of the Business Combination, see the section of this proxy statement/prospectus entitled “The Business Combination Agreement — Conditions to Closing of the Business Combination.” Certain notable conditions to Closing include that:

•	the Holdings Shares shall have been approved for listing on the Nasdaq, subject to official notice of issuance;

•	the representations and warranties of Heidmar, Holdings, Merger Sub and MGO are true and correct subject to the applicable standards set forth in the Business Combination Agreement;

•

each of Heidmar, Holdings, Merger Sub and MGO have performed or complied, in all material respects, with their covenants and agreements required to be performed or complied with by it under the Business Combination Agreement at or prior to the Sanction Date, as applicable;

•	since the date of the Business Combination Agreement, there shall not have occurred or existed any “material adverse effect” in respect of Heidmar;

•

no governmental authority of competent jurisdiction shall have enacted any law or order in effect at the time of Closing which has the effect of making the Business Combination or other ancillary Transactions illegal or otherwise prohibiting consummation of the Business Combination or ancillary Transactions;

•	the approval of the MGO Stockholders of the Business Combination;

•	the articles of incorporation and bylaws of Holdings have been amended and restated as described in this proxy statement/prospectus; and

•	the Registration Statement being declared effective by the SEC.

Heidmar and MGO, or both parties together, have the right to waive certain conditions to closing, with such waiver being in the sole discretion of one party or both parties individually. If a party or parties were to waive any closing condition, that waiver may lead the Business Combination to close under circumstances adverse to MGO and the MGO Stockholders. For a more detailed description of the potential risks if closing conditions are waived, see the section of this proxy statement/prospectus entitled “Risk Factors —Risks  Relating to the Business Combination.”

Q: Are there any other risks to me from the Business Combination that I should consider?

A: Yes. There are risks associated with all business combinations, including the Business Combination. See the sections of the proxy statement/prospectus entitled “Forward-Looking Statements” and “Risk Factors.”

Q: What if during the check-in time or during the Special Meeting I have technical difficulties or trouble accessing the virtual meeting website?

A: If MGO experiences technical difficulties during the Special Meeting (e.g., a temporary or prolonged power outage), it will determine whether the Special Meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the Special Meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any such situation, MGO will promptly notify stockholders of the decision via the virtual meeting website.

Technical support will be ready to assist you with any individual technical difficulties you may have accessing the virtual meeting website. Contact information for technical support will appear on the virtual meeting login page prior to the start of the Special Meeting.

Q: How can I obtain more information about MGO?

A: You can find more information about MGO from various sources described in the section of the proxy statement/prospectus entitled “Where You Can Find More Information.”

Q: Who can help answer my questions?

A: If you have any questions concerning the Business Combination, the Special Meeting or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your MGO Shares, please contact the Proxy Solicitor.

Name:
Address:

Phone:
E-mail:

Q: What will the business of Holdings be if the Business Combination is consummated?

A: The business of Holdings will be a combination of the businesses of MGO and Heidmar. See “Summary — Parties to the Business Combination — Heidmar” and “— MGO.”

Q: How has the announcement of the Business Combination affected the trading price of MGO’s Shares?

A: On June 18, 2024, the last trading date before the public announcement of the Business Combination, the MGO Shares closed at $0.4584 per share. On     , 2024, the trading date immediately prior to the date of this proxy statement/prospectus, the MGO Shares closed at $     per share.

Q: What will the Heidmar Shareholders receive in the Business Combination?

A: In exchange for the Heidmar Shares, Holdings will issue to the Heidmar Shareholders:

•

upon consummation of the Heidmar Share Acquisition, a number of Holdings Shares equal to (a) the total number of MGO Shares outstanding immediately prior to the Merger Effective Time on a fully diluted and as-converted basis, times (b) 16.6667 (the “Heidmar Share Consideration”); and

•	if and when Holdings meets certain performance targets after the Closing a number of Holdings Shares equal to 10% of the Heidmar Share Consideration (the “Earnout Shares”).

The Business Combination Agreement contemplates that 2.64% of the Heidmar Share Consideration and any Earnout Shares will be issued to MGO’s financial advisor, Maxim, as compensation under its Advisory Agreement with MGO, with the remaining Heidmar Share Consideration and Earnout Shares being issued to the Heidmar Shareholders. See “The Business Combination Agreement—Consideration to the Heidmar Shareholders in the Business Combination” for additional details on this consideration.

Q: What are the Earnout Shares?

A: The Earnout Shares will consist of a number of Holdings Shares equal to 10% of the Heidmar Share Consideration. Holdings will only issue the Earnout Shares to the Heidmar Shareholders if Holdings achieves any one of the following financial milestones during the 12 months ending December 31, 2024:

•	revenue that is equal to or more than $45.0 million;

•	earnings before interest, taxes, depreciation and amortization, or EBITDA, equal to or more than $30 million; and

•	net income equal to or more than $25 million.

Each of these measures will be calculated to eliminate (without duplication) (i) the effects of the Transactions, including fees and expenses, taxes incurred, paid or recognized, any gain or loss on disposition, and any one-time accounting charges, adjustments or write-downs, in each case directly attributable to the Transactions, and (ii) any revenue, net income, or component of EBITDA of MGO consolidated into the financial statements of Holdings.

MGO and Heidmar are discussing amending the Business Combination Agreement to, among other things, change the earnout conditions that Holdings would need to satisfy in order for the Earnout Shares to be issued, including to have the financial milestones apply to different financial periods.

Q: Did the MGO Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A: Yes. MGO retained Newbridge Securities Corporation (“Newbridge”) to provide a fairness opinion to the MGO Board. On June 17, 2024, Newbridge delivered its opinion to the MGO Board as to the fairness, from a financial point of view, to the unaffiliated holders of Relevant MGO Shares (as defined in the Business Combination Agreement) of the Share Consideration (as defined in the Business Combination Agreement) to be issued by Holdings pursuant to the Business Combination Agreement. For a description of the opinion issued by Newbridge to the MGO Board, please see “The Business Combination—Opinion of the Financial Advisor to the MGO Board.”

SUMMARY

This summary provides an overview of selected information contained in this proxy statement/prospectus and does not contain all of the information that is important to you. We encourage you to read carefully this entire proxy statement/prospectus, including the Annexes and accompanying financial statements of MGO and Heidmar, to fully understand the proposed Business Combination (as described below) before voting on the proposals to be considered at the Special Meeting (as described below). Please see the section entitled “Where You Can Find More Information.”

Parties to the Business Combination

Holdings

Holdings is a private company with limited liability incorporated by Heidmar under the laws of the Marshall Islands on May 7, 2024. To date, Holdings has not conducted any material activities other than those incident to its formation and the pending Business Combination and only has nominal assets consisting of cash and cash equivalents. Accordingly, this proxy statement/prospectus does not include any financial statements of Holdings. Holdings intends to apply to list the Holdings Shares on Nasdaq under the symbol    upon the Closing.

The mailing address of Holdings’ principal executive is 89 Akti Mialouli, Piraeus, Greece 18538, and its phone number is +30 216-002-4900. It is expected that Holdings will have its tax residency in Greece, the location of its place of effective management.

Heidmar

Heidmar is a global, asset-light tanker pool, commercial and technical management company incorporated under the laws of the Republic of the Marshall Islands and headquartered in Greece.

Founded in 1984, Heidmar is a fast-growing tanker pool company engaged primarily in the commercial management and chartering of crude oil and refined petroleum product tankers. In 2023, tanker vessels commercially managed by Heidmar shipped 25.9 million tons of crude oil and 9.3 million tons of refined petroleum products. Heidmar has also recently expanded its business to offer pool management of dry bulk vessels and technical management. Heidmar operates through subsidiaries incorporated in the Marshall Islands, Singapore, United Kingdom, Dubai and Hong Kong, with planned expansion into Houston, which will allow Heidmar to piggyback on established tanker presence and infrastructure.

Heidmar’s primary lines of business currently include tanker pooling, commercial and asset management and time charters. Under Heidmar’s pool system, Heidmar contracts with vessel owners who elect to enter their vessels into one or more of Heidmar’s pools, each of which operates in a distinct vessel class. Each pool is organized under a respective Heidmar operational pool subsidiary. Once entered into a pool, Heidmar, through various operational subsidiaries, takes over commercial management and charters the vessel to customers mainly in the crude oil and refined petroleum business. In order to service its customers and investors as efficiently as possible, Heidmar has also developed the eFleetWatch® digital platform as part of its business strategy, which provides pool partners with access to all of the data that they require for their own reporting needs.

Heidmar currently operates four active tanker pools that operate vessels of a different class: the Dorado Pool manages medium-range (“MR”) tankers; the Blue Fin Pool manages Suezmax tankers; the Seadragon Pool manages very large crude carrier (“VLCC”) tankers and the SeaLion Pool manages Aframax and long-range 2 (“LR2”) tankers.

As of the filing date of this proxy statement/prospectus, Heidmar commercially and technically manages a fleet of 49 vessels , with an aggregate capacity of approximately 7,589,057 million dwt. These include 13 VLCCs, 5 Suezmax tankers, 2 LR2 tankers, 8 MR tankers, 7 Aframax tankers and 10 bulk carriers under pool agreements or commercial management agreements (“CMA”) and 4 tanker vessels under technical management agreements. Heidmar’s managed vessels operate worldwide.

Heidmar’s operations take place substantially outside of the United States. Heidmar’s subsidiaries, therefore, manage vessels that may be affected by changes in foreign governments and other economic and political conditions. Heidmar’s managed vessels are mainly chartered to transport crude oil and its related refined petroleum products and drybulk cargo.

Heidmar is committed to providing quality transportation and commercial management services to all of its customers and to developing and maintaining long-term relationships with our suppliers, the owners of the vessels we manage, and the major charterers of tankers.

The mailing address of Heidmar’s principal executive office is 89 Akti Mialouli, Piraeus, Greece 18538, and its telephone number at that address is +30 216-002-4900.

MGO

MGO operates a brand acceleration e-commerce platform with a focus on the acquisition, optimization and monetization of consumer brands across multiple categories. In March 2023, MGO obtained a royalty-free, worldwide and exclusive license to the assets of Stand CO, LLC, a Direct to Consumer (“DTC”) digitally native brand which offers a line of high quality, residential flagpoles, American flags, solar flagpole light kits, flagpole finials, patriotic-themed apparel and other products. Stand Flagpoles brought to MGO’s brand portfolio immediate revenue generation and the opportunity to further demonstrate the benefits of its end-to-end, data-driven brand-building platform to help accelerate and optimize long-term growth. In late March 2023, the Company formed Americana Liberty, LLC, a wholly owned subsidiary focused exclusively on supporting the new DTC flagpole and related product line.

MGO is incorporated in Delaware. Its principal executive office is located at 1515 SE 17th Street, Suite 121/#460236, Fort Lauderdale, Florida 33346 and its telephone number is 347-913-3316. MGO’s website address is http:// www.mgoglobalinc.com. Information contained on MGO’s website does not constitute part of this proxy statement/prospectus. MGO’s common stock is listed on Nasdaq under the symbol “MGOL.” Additional information about MGO is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

Merger Sub

Merger Sub is a Delaware corporation and wholly-owned subsidiary of Holdings that was incorporated on May 7, 2024 to facilitate the consummation of the Business Combination. As part of the Business Combination, Merger Sub will merge with and into MGO, with MGO continuing as the surviving entity.

The mailing address of Merger Sub’s registered office is 850 New Burton Road, Suite 201, Dover, Delaware 19904.

The Business Combination

Pursuant to the Business Combination Agreement, MGO, Heidmar, Holdings, Merger Sub and the Heidmar Shareholders will effect a business combination involving the following Transactions (collectively, the “Business Combination”):

(a)	Merger Sub will merge (the “Merger”) with and into MGO, with MGO continuing as the surviving entity and a wholly owned subsidiary of Holdings;

(b)

all of the issued and outstanding MGO Shares prior to the effective time of the Merger will be converted into the right to receive Holdings Shares on a one-for-one basis, with Holdings issuing those shares to the MGO Stockholders at Closing;

(c)

immediately after the effective time of the Merger, the Heidmar Shareholders will transfer all their Heidmar Shares to Holdings (the “Heidmar Share Acquisition”), with Heidmar becoming a wholly owned subsidiary of Holdings; and

(d)

Holdings will issue to the Heidmar Shareholders and MGO’s financial advisor (as the agreed consideration for advisory services provided to MGO): (i) at the Closing the Heidmar Share Consideration and (ii) after the Closing and upon the satisfaction of certain earnout conditions set forth in the Business Combination Agreement, the Earnout Shares, with 2.64% of each issuance being distributed to MGO’s financial advisor.

Following the Closing, both MGO and Heidmar will be wholly owned subsidiaries of Holdings, and the Holdings Shares will be publicly listed on Nasdaq. The parties expect that after the Closing, the Heidmar Shareholders will own 94.34% of Holdings (including shares that Holdings will distribute to MGO’s financial advisor) and the MGO Stockholders will own 5.66% of Holdings, without taking into account the issuance of any Earnout Shares. Pursuant to the Business Combination Agreement, any MGO Shares that MGO issues prior to Closing will not change these percentages.

Ancillary Documents and Related Agreements

Voting and Support Agreements

At the time they entered into the Business Combination Agreement, MGO and Holdings entered into voting and support agreements (“Voting and Support Agreements”) with certain officers and directors of MGO who collectively held a majority of the issued and outstanding MGO Shares (the “MGO Principals”). Since that time, MGO and Holdings have also entered into Voting and Support Agreements with certain investors (together with the MGO Principals, the “Supporting Investors”) that have purchased MGO Shares from MGO through its at-the-market facility and through other issuances. Pursuant to the Voting and Support Agreements, each Supporting Investor has agreed, among other things, to vote his, her or its shares in favor of approval of the Business Combination Agreement, the Business Combination and the other transactions contemplated thereby and not to transfer his, her or its MGO Shares (subject to certain exceptions).

MGO agreed in the Business Combination Agreement to not issue new MGO Shares prior to the Record Date if that issuance would cause the portion of MGO Shares held by the MGO Principals to fall to less than a majority. However, sales by MGO of its common stock through its at-the-market facility and through other issuances, have led to the MGO Principals currently owning less than 50% of the MGO Shares. MGO and Heidmar are discussing amending the Business Combination Agreement to reduce this minimum percentage and to have it apply to all the Supporting Investors. This amendment could potentially also change the earnout conditions that Holdings would need to satisfy in order for the Earnout Shares to be issued, including to have the conditions apply to a later financial period. As a result, the Voting and Support Agreements would ensure the affirmative vote of close to or greater than a majority of the outstanding MGO Shares at the Special Meeting. This would mean only a small portion or none of the MGO Shares held by stockholders that are not Supporting Investors would be needed to approve the Business Combination and Business Combination Agreement at the Special Meeting. As of the date of this proxy statement/prospectus, the Supporting Investors hold 48.0% of the outstanding MGO Shares.

Lock-Up/Leak-Out Agreements

Certain MGO Stockholders (including the officers, directors and Affiliates of MGO) and the Heidmar Shareholders will each, prior to the Closing, enter into a lock-up/leak-out agreement with Holdings. These parties are expected to have aggregate ownership of     % of the Holdings Shares after the Closing.

The lock-up/leak-out agreements will place the following restrictions on their sales of Holdings Shares.

•	These parties may not sell or otherwise transfer their Holdings Shares for four months after the Closing, subject to certain customary exceptions.

•

During the subsequent two months, these parties may sell into the open markets on any Trading Day, in aggregate, no more 10% of the trading volume of Holdings Shares on the prior Trading Day as reported by Bloomberg; provided, that beginning on the day the closing price of Holdings Shares is at least $     per share for 10 out of 30 Trading Days following the Closing, each such person will be permitted to sell or otherwise transfer 25% of the Holdings Shares such person holds.

The full text of the form of Lock-Up/Leak-Out Agreement is attached as Annex D hereto, and the terms of that agreement are incorporated herein by reference.

Registration Rights Agreement

Prior to Closing, Holdings will become a party to a registration rights agreement with each of the Heidmar Shareholders that becomes effective at the Closing. Pursuant to the registration rights agreement, Holdings agrees to file with the SEC, no later than     days after the Closing, a shelf registration statement for the resale from time to time by the Heidmar Shareholders of the Holdings Shares they receive as consideration in the Business Combination (the “Registrable Securities”). In addition, the Heidmar Shareholders will have the right to demand that Holdings conduct an underwritten offering, or “shelf takedown,” under that registration statement, subject to certain conditions. Holdings will also grant to the Heidmar Shareholders certain “piggyback rights” to include their Holdings Shares in other registered offerings of securities of Holdings. The registration rights agreement will remain in force until none of the Heidmar Shareholders hold any Registrable Securities. The Holdings Shares they hold will generally cease to be Registrable Securities when they have been transferred by the Heidmar Shareholder or when the Heidmar Shareholder may sell those securities without restriction under Rule 144 and that Heidmar Shareholder, together with its Affiliates, ceases to hold at least 5% of the outstanding Holdings Shares. The Registration Rights Agreement will cover all of the Holdings Shares that will be held by the Heidmar Shareholders, or      Holdings Shares.

MGO’s Board of Directors’ Reasons for the Approval of the Business Combination

The MGO Board and MGO’s management team regularly review its operating performance, liquidity, future growth prospects and overall strategic direction and consider potential opportunities to strengthen MGO’s businesses and enhance value to its stockholders. These reviews have included consideration of whether the continued execution of MGO’s strategy or possible strategic opportunities, joint ventures or combination with third parties offered the best avenue to maximize stockholder value. After considering various factors, including the unanimous recommendation of MGO’s senior management and its financial advisor and the receipt of a fairness opinion presentation from Newbridge Securities Corporation, an independent valuation firm and after careful consideration, the MGO Board recommends that MGO Stockholders vote “FOR” the approval of the Business Combination Proposal.

See the section entitled “The Business Combination—MGO’s Board of Directors’ Reasons for the Approval of the Business Combination.”

The Special Meeting of MGO Stockholders

The Special Meeting will be held virtually via live webcast on     , 2024, beginning at     , Eastern Time. MGO Stockholders will be able to virtually attend and vote at the Special Meeting by visiting the special meeting website at www.    .

The purposes of the Special Meeting are as follows:

•	Proposal 1: Adoption of the Business Combination Agreement. To consider and vote on the Business Combination Proposal; and

•	Proposal 2: Adjournment of the Special Meeting. To consider and vote on the Adjournment Proposal.

Completion of the Business Combination is conditioned on the approval of the Business Combination Proposal (Proposal 1) by MGO Stockholders.

Only holders of record of MGO Shares outstanding as of the close of business on     , 2024 (the “Record Date”) are entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement thereof. MGO Stockholders may cast one vote for each MGO Share they own as of the Record Date.

A quorum of MGO Stockholders is necessary to hold the Special Meeting. A quorum will exist at the Special Meeting if holders of record of MGO Shares representing a majority of the issued and outstanding MGO Shares entitled to vote at the Special Meeting are virtually present via the special meeting website or represented by proxy. All MGO Shares represented by a valid proxy and all abstentions will be counted as present for purposes of establishing a quorum. Both of the Proposals for consideration at the Special Meeting are considered “non-routine” matters under Nasdaq rules, and, therefore, brokers are not permitted to vote on any of the matters to be considered at the Special Meeting unless they have received instructions from the beneficial owners. As a result, no “broker non-votes” are expected at the Special Meeting, and shares held in “street name” will not be counted as present for the purpose of determining the existence of a quorum unless the MGO Stockholder provides their bank, broker or other nominee with voting instructions for at least one of the Proposals brought before the Special Meeting.

Assuming a quorum is present at the Special Meeting, approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of the issued and outstanding MGO Shares entitled to vote at the Special Meeting on the Business Combination Proposal. Accordingly, an abstention or other failure to vote on the Business Combination Proposal will have the same effect as a vote “AGAINST” the Business Combination Proposal.

Whether or not a quorum is present at the Special Meeting, approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the issued and outstanding MGO Shares that are virtually present via the special meeting website or represented by proxy and entitled to vote at the Special Meeting. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of an MGO Stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Adjournment Proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Special Meeting on the Adjournment Proposal to vote on the Adjournment Proposal will have the same effect as a vote “AGAINST” the Adjournment Proposal. In addition, if an MGO Stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Adjournment Proposal, it will have the same effect as a vote “AGAINST” the Adjournment Proposal.

At the time they entered into the Business Combination Agreement, MGO and Holdings entered into voting and support agreements (“Voting and Support Agreements”) with certain officers and directors of MGO who collectively held a majority of the issued and outstanding MGO Shares (the “MGO Principals”). Since that time, MGO and Holdings have also entered into Voting and Support Agreements with certain investors (together with the MGO Principals, the “Supporting Investors”) that have purchased MGO Shares from MGO through its at-the-market facility and through other issuances. Pursuant to the Voting and Support Agreements, each Supporting Investor has agreed, among other things, to vote his, her or its shares in favor of approval of the Business Combination Agreement, the Business Combination and the other transactions contemplated thereby and not to transfer his, her or its MGO Shares (subject to certain exceptions).

MGO agreed in the Business Combination Agreement to not issue new MGO Shares prior to the Record Date if that issuance would cause the portion of MGO Shares held by the MGO Principals to fall to less than a majority. However, sales by MGO of its common stock through its at-the-market facility and through other issuances, have led to the MGO Principals currently owning less than 50% of the MGO Shares. MGO and Heidmar are discussing amending the Business Combination Agreement to reduce this minimum percentage and to have it apply to all the Supporting Investors. This amendment could potentially also change the earnout conditions that Holdings would need to satisfy in order for the Earnout Shares to be issued, including to have the conditions apply to a later financial period. As a result, the Voting and Support Agreements would ensure the affirmative vote of close to or greater than a majority of the outstanding MGO Shares at the Special Meeting. This would mean only a small portion or none of the MGO Shares held by stockholders that are not Supporting Investors would be needed to approve the Business Combination and Business Combination Agreement at the Special Meeting. As of the date of this proxy statement/prospectus, the Supporting Investors hold 48.0% of the outstanding MGO Shares.

Interests of Certain Persons in the Business Combination

In considering the recommendations of the MGO Board, MGO Stockholders should be aware that MGO directors and executive officers have interests in the Business Combination, including financial interests, which may be different from, or in addition to, the interests of other MGO Stockholders generally. The MGO Board was aware of and considered these interests, among other matters, when it determined that the Business Combination is fair to and in the best interests of MGO and its stockholders, approved and declared advisable the Business Combination Agreement and the Transactions, including the Business Combination, and recommended that MGO Stockholders approve the Business Combination Proposal.

The benefits and financial interests that MGO’s directors and executive officers may receive upon the completion of the Business Combination include:

•	severance payments in the aggregate of up to $1,500,000 paid to MGO’s Chief Executive Officer, Chief Operating Officer and Chief Brand Officer; and

•

the Business Combination Agreement provides that the directors and executive officers of MGO will have the right to indemnification and continued coverage under directors’ and officers’ liability insurance policies following the Business Combination.

Emerging Growth Company; Foreign Private Issuer; Controlled Company

Holdings is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Holdings will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) during which the fifth anniversary of the Closing occurs (the Closing being the date of the first sale of securities under the Registration Statement of which this proxy statement/prospectus is a part), (b) in which Holdings has total annual gross revenue of at least $1.235 billion or (c) in which Holdings is deemed to be a large accelerated filer, which means the market value of Holdings Shares held by non-affiliates exceeds $700 million as of the last Business Day of Holdings’ prior second fiscal quarter, and (ii) the date on which Holdings issued more than $1.0 billion in non-convertible debt during the prior three-year period. Holdings intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that Holdings independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

As a “foreign private issuer,” Holdings will be subject to different U.S. securities laws than domestic U.S. issuers. The rules governing the information that Holdings must disclose differ from those governing U.S. corporations pursuant to the Exchange Act. Holdings will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. As a foreign private issuer, Holdings will be exempt from a number of rules under the U.S. securities laws and will be permitted to file less information with the SEC than a U.S. company. In addition, as a “foreign private issuer,” Holdings’ officers and directors and holders of more than 10% of the issued and outstanding Holdings Shares, will be exempt from the rules under the Exchange Act requiring insiders to report purchases and sales of common shares as well as from Section 16 short swing profit reporting and liability.

Immediately following the completion of the Business Combination, the Heidmar Shareholders will control a majority of the voting power of the outstanding Holdings Shares. As a result, Holdings will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the Holdings Board consist of “independent directors” as defined under the rules of Nasdaq;

•	the requirement that the Holdings Board form a compensation committee composed of at least two independent directors with a written charter addressing the committee’s responsibilities; and

•

the requirement that nominees of the Holdings Board be selected by either (a) independent directors constituting a majority of the Holdings Board’s independent directors or (b) a nominations committee comprised solely of independent directors.

As a foreign private issuer, Holdings must disclose in its next annual report on Form 20-F that it is a controlled company and the basis for that determination. Following the Business Combination, Holdings intends to utilize some or all of these exemptions. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Comparison of Shareholder Rights

Until consummation of the Business Combination, Delaware law and the MGO Charter will continue to govern the rights of MGO Stockholders. After consummation of the Business Combination, Marshall Islands law and the Holdings A&R Articles of Incorporation will govern the rights of Holdings shareholders.

There are certain differences in the rights of MGO Stockholders prior to the Business Combination and the rights of Holdings shareholders after the Business Combination. Please see the sections entitled “Comparison of Shareholder Rights” and “Republic of Marshall Islands Company Considerations.”

Material U.S. Federal Income Tax Considerations to the Business Combination

The following discussion is a general summary based on present law of certain U.S. federal income tax considerations that may be relevant to (i) U.S. Holders and Non-U.S. Holders (each as defined below) of the

Business Combination and (ii) to U.S. Holders of holding and disposing of Holdings Shares after the Business Combination. The following does not constitute tax advice. This discussion is based upon the Code, the Treasury Regulations promulgated thereunder, judicial authorities and published positions of the IRS, all as currently in effect, and all of which are subject to change or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein.

This discussion is for general information purposes only and is not a complete description of all tax considerations that may be relevant to holders of Heidmar Shares or holders of MGO Shares; it is not a substitute for tax advice. It applies only to holders that hold their Heidmar Shares or MGO Shares, as applicable, and will hold the Holdings Shares received in the Business Combination, as capital assets within the meaning of Section 1221(a) of the Code (generally, property held for investment). In addition, it does not describe all of the U.S. federal income tax considerations that may be relevant to a holder of Heidmar Shares or an MGO Stockholder in light of such holder’s particular circumstances, nor does it apply to holders subject to special rules under the U.S. federal income tax laws, such as banks or other financial institutions, insurance companies, tax-exempt entities and organizations, brokers or dealers in securities, currencies or commodities, traders in securities that elect a mark-to-market method of accounting, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities (including S-corporations) and investors therein, certain former citizens or former long-term residents of the United States, U.S. Holders whose “functional currency” is not the U.S. dollar, pension funds, individual retirement and other tax deferred accounts, “controlled foreign corporations,” “passive foreign investment companies,” “personal holding companies,” persons liable for any alternative minimum tax, persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an “applicable financial statement,” persons that directly, indirectly or constructively own, or at any time during the five-year period ending on the Completion Date owned, 5% or more of the total combined voting power of Heidmar, MGO or Holdings voting stock or of the total value of Heidmar, MGO or Holdings’ equity interests, persons who received their Heidmar Shares or MGO Shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, holders of MGO Shares who exercise appraisal rights, U.S. Holders that hold their Heidmar Shares or MGO Shares, or who will hold the Holdings Shares, in connection with a permanent establishment or fixed base outside the United States, or holders that hold their Heidmar Shares or MGO Shares as part of a hedge, straddle, conversion, constructive sale or other integrated or risk reduction financial transaction. This summary also does not address any considerations relating to U.S. federal taxes other than the income tax (such as estate or gift taxes), any U.S. state and local, or non-U.S. tax laws or considerations, the Medicare tax on net investment income, any considerations with respect to any withholding required pursuant to the Foreign Account Tax Compliance Act (including the Treasury Regulations promulgated thereunder and any intergovernmental agreements entered in connection therewith and any laws, regulations or practices adopted in connection with any such agreement), or, except as expressly addressed below, any reporting requirements.

As used in this section, “U.S. Holder” means a beneficial owner of Heidmar Shares or MGO Shares, as applicable, and, after the Business Combination, a beneficial owner of Holdings Shares received in the Business Combination, that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity or arrangement taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or such trust has elected to be taxed as a United States person; or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. Holder” is a beneficial owner of Heidmar Shares or MGO Shares, as applicable, and, after the Business Combination, a beneficial owner of Holdings Shares received in the Business Combination, that is neither a U.S. Holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in a partnership for U.S. federal income tax purposes (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) exchanging its Heidmar Shares or MGO Shares, as applicable, in the Business Combination or holding or disposing of Holdings Shares received in the Business Combination, generally will depend on the status of the partner and the activities of the partnership. Partnerships and persons treated as partners in partnerships that hold Heidmar Shares or MGO Shares, as applicable, should consult their own tax advisors regarding the specific U.S. federal income tax consequences to them of participating in the Business Combination and acquiring, owning and disposing of Holdings Shares.

The following discussion does not purport to be a complete analysis or discussion of all U.S. federal income tax considerations relating to the Business Combination or to the ownership and disposition of Holdings Shares. All holders of Heidmar Shares or MGO Shares, as applicable, should consult their own tax advisors as to the specific tax consequences to them of the Business Combination and of the ownership and disposition of Holdings Shares, including with respect to reporting requirements and the applicability and effect of any U.S. federal, state, local, non-U.S. or other tax laws in light of their particular circumstances.

U.S. Federal Income Tax Treatment of Holdings

A corporation organized under non-U.S. law, such as Holdings, is generally treated as a foreign corporation for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule under which a corporation otherwise treated as a foreign corporation may be treated as a U.S. corporation for U.S. federal income tax purposes if, following an acquisition of a U.S. corporation by the foreign corporation, at least 80% of the acquiring foreign corporation’s stock (by vote or value) is considered to be held by former shareholders of the U.S. corporation by reason of holding stock of such U.S. corporation (such percentage is referred to as the “ownership percentage”), and the “expanded affiliated group” which includes the acquiring foreign corporation does not have “substantial business activities” in the country in which the acquiring foreign corporation was created or organized. If Holdings were to be treated as a U.S. corporation for U.S. federal income tax purposes, Holdings and its subsidiaries could be subject to substantial additional U.S. federal income tax liability, and U.S. withholding taxes may apply to payments made to Holdings shareholders that are non-United States persons, unless reduced or eliminated by an applicable income tax treaty.

In addition, even if Holdings were not treated as a U.S. corporation, Section 7874 of the Code may cause Holdings to be subject to certain unfavorable U.S. federal income tax rules in the event that the ownership percentage attributable to former MGO Stockholders is at least 60% and the “expanded affiliated group” which includes the acquiring foreign corporation does not have “substantial business activities” in the country in which the acquiring foreign corporation was created or organized. If Holdings were to be subject to these rules, Holdings and its subsidiaries could be subject to adverse tax consequences including restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction and its U.S. shareholders could be subject to a higher rate of tax on any dividends.

Based on the percentage of Holdings Shares to be received by MGO Stockholders in the Business Combination and current law, Holdings does not currently expect Section 7874 of the Code to apply so as to cause Holdings to be treated as a U.S. corporation or otherwise subject Holdings to certain unfavorable tax rules for U.S. federal income tax purposes. However, the ownership of Holdings for purposes of Section 7874 of the Code must be finally determined after Completion, by which time there could be adverse changes to the relevant facts and circumstances. In addition, the rules for determining ownership under Section 7874 of the Code are complex, unclear and subject to change. Accordingly, there can be no assurance that the IRS would not assert that Holdings should be treated as a U.S. corporation for U.S. federal income tax purposes or that such an assertion would not be sustained by a court.

Holders are urged to consult with their tax advisors regarding the potential application of Section 7874 of the Code and the Treasury Regulations promulgated thereunder to the Business Combination. The remainder of this discussion assumes that Holdings will not be treated as a U.S. corporation by reason of Section 7874 of the Code.

Tax Consequences of the Business Combination

Heidmar Share Acquisition

Tax Consequences to Holders of Heidmar Shares

Unless otherwise noted, the legal conclusions set forth under this section “— Material U.S. Federal Income Tax Considerations — Tax Consequences of the Business Combination — Heidmar Share Acquisition” relating to the material U.S. federal income tax consequences of the Heidmar Share Acquisition to U.S. Holders and Non-U.S. Holders of Heidmar Shares, and subject to the limitations, assumptions and qualifications described herein and in the opinion filed as Exhibit 8.1, are the opinion of Seward & Kissel LLP, special counsel to Heidmar.

For U.S. federal income tax purposes, the Heidmar Share Acquisition is intended to qualify either as a “reorganization” within the meaning of Section 368(a) of the Code or as a nontaxable transfer to a controlled corporation within the meaning of Section 351(a) of the Code. However, this conclusion is not free from doubt, and the receipt of an opinion from counsel on the qualification of the Heidmar Share Acquisition as a “reorganization” for U.S. federal income tax purposes is not a condition to the Heidmar Share Acquisition. Heidmar, MGO and Holdings have not sought and will not seek any ruling from the IRS regarding the qualification of the Heidmar Share Acquisition as a “reorganization” within the meaning of Section 368(a) of the Code. Consequently, there can be no assurance that the IRS will not challenge the qualification of the Heidmar Share Acquisition as a “reorganization” or that a court would not sustain such a challenge. If the Heidmar Share Acquisition does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. Holders of Heidmar Shares will recognize gain or loss for U.S. federal income tax purposes on the receipt of Holdings Shares in exchange for Heidmar Shares pursuant to the Heidmar Share Acquisition.

If the Heidmar Share Acquisition qualifies either as a “reorganization” within the meaning of Section 368(a) of the Code or as a nontaxable transfer to a controlled corporation within the meaning of Section 351(a) of the Code, the U.S. federal income tax consequences of the Heidmar Share Acquisition to U.S. Holders and Non-U.S. Holders of Heidmar Shares generally are as follows:

•	a U.S. Holder or Non-U.S. Holder of Heidmar Shares will not recognize gain or loss upon the exchange of such holder’s Heidmar Shares for Holdings Shares pursuant to the Heidmar Share Acquisition;

•

the aggregate tax basis of the Holdings Shares such U.S. Holder or Non-U.S. Holder of Heidmar Shares receives pursuant to the Heidmar Share Acquisition will be equal to the aggregate tax basis of the Heidmar Shares exchanged therefor; and

•

the holding period of the Holdings Shares received by a U.S. Holder or Non-U.S. Holder pursuant to the Heidmar Share Acquisition will include such holder’s holding period of the Heidmar Shares surrendered in exchange therefor.

The Merger

Tax Consequences for U.S. Holders of MGO Shares

  In General

Subject to the discussion below of Section 367(a) of the Code under “—Additional Requirements for Tax Deferral,” the transfer by U.S. Holders of their MGO Shares to Holdings pursuant to the Business Combination

Agreement, taken together with the related Transactions, should qualify either as a transfer of property to a controlled corporation under Section 351 of the Code or as a reorganization under Section 368 of the Code. Holdings has received a tax opinion (the “Tax Opinion”) from Seward & Kissel LLP, which concludes that, subject to the limitations and qualifications set forth therein and Section 367(a) of the Code, the transfer by a U.S. Holder of their MGO Shares to Holdings pursuant to the Business Combination Agreement, taken together with related Transactions, should qualify as a transaction governed by Section 351 of the Code. The provisions of Section 351(a) of the Code are complex and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur following the Business Combination that are beyond MGO’s or Holdings’ control. For example, if more than 20% of the Holdings’ common stock were subject to an arrangement or agreement to be sold or disposed of at the time of their issuance in the Business Combination, one of the requirements for Section 351(a) treatment may be violated. However, we do not expect that any of the Holdings Shares issued in the Business Combination that will be subject to contractual restrictions on transfer will be subject to an arrangement or agreement by its owner to sell or dispose of such shares upon the issuance of those shares in the Business Combination.

Receipt of the Tax Opinion is not a condition to the obligations of Holdings, Heidmar and other parties to the Business Combination Agreement to complete the Transactions under the Business Combination Agreement. The Tax Opinion is based upon representations, warranties and covenants provided by MGO, Heidmar and other relevant parties and certain assumptions (including those related to Section 367(a) of the Code), all of which must continue to be true and accurate as of the effective time of the Merger. In addition, the Tax Opinion is subject to certain qualifications and limitations as set forth in the Tax Opinion. If any of the assumptions, representations, warranties or covenants upon which the Tax Opinion is based are inconsistent with the actual facts, the Tax Opinion could be invalid. Also, given the complex nature of the tax rules applicable to the Business Combination and the related Transactions and the absence of authorities directly on point or an advance ruling from the IRS, the conclusions stated in the Tax Opinion are not free from doubt, and there is a risk that the IRS could take a contrary position to those described in the Tax Opinion and that a court will agree with such contrary position in the event of litigation.

U.S. Holders Exchanging MGO Shares for Holdings Shares. A U.S. Holder that owns MGO Shares and that exchanges such shares for Holdings Shares as a result of the Merger and related Transactions generally should not recognize gain or loss for U.S. federal income tax purposes. The aggregate tax basis of the Holdings Shares received by such U.S. Holder should be the same as the aggregate adjusted tax basis of the MGO Shares exchanged therefor. The holding period of the Holdings Shares received by such U.S. Holder will include the period during which the MGO Shares exchanged therefor were held by such U.S. Holder.

Alternative Treatment of the Business Combination. If the Merger and related Transactions are not treated as a transfer of property to a corporation under Section 351 of the Code or as a reorganization under Section 368 of the Code, the Business Combination will generally be treated as a taxable exchange of MGO Shares for Holdings Shares. A U.S. Holder of MGO Shares would generally recognize gain or loss in an amount equal to the excess of (i) the fair market value of the Holdings Shares received over (ii) such holder’s adjusted tax basis in such MGO Shares.

Any such gain would be capital gain, and generally would be long-term capital gain if the U.S. Holder’s holding period for the MGO Shares exceeded one year at the time of the Merger. Long-term capital gains recognized by a non-corporate U.S. Holder generally would be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. It is unclear whether the redemption rights with respect to the MGO Shares described in this proxy statement/prospectus/information statement could toll a U.S. Holder’s holding period.

A U.S. Holder’s holding period for the Holdings Shares would begin on the day after the Merger and the U.S. Holder’s tax basis in the Holdings Shares received in the exchange should equal the fair market value of such Holdings Shares at the time of the exchange.

U.S. Holders of MGO Shares are urged to consult their tax advisors regarding the proper U.S. federal income tax treatment of the Business Combination, including with respect to its qualification as a “reorganization” under Section 368 of the Code, or, alternatively, as part of a nontaxable transaction pursuant to Section 351 of the Code.

Additional Requirements for Tax Deferral. Section 367(a) of the Code and the Treasury regulations promulgated thereunder impose certain additional requirements for qualifying for nonrecognition of gain under Section 351 or Section 368 of the Code with respect to transactions where a U.S. person transfers stock or securities (or is deemed to transfer stock or securities) in a U.S. corporation to a foreign corporation in exchange for stock or securities in a foreign corporation. U.S. Holders of MGO Shares will be deemed to transfer shares of such stock to Holdings in exchange for Holdings Shares for purposes of the rules under Section 367(a) of the Code.

In general, for the Business Combination to meet these additional requirements, certain reporting requirements must be satisfied and each of the following conditions must be met: (i) no more than 50% of both the total voting power and the total value of the stock of Holdings is received in the exchange, in the aggregate, by “U.S. transferors” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership); (ii) no more than 50% of each of the total voting power and the total value of the stock of Holdings is owned, in the aggregate, immediately after the exchange by “U.S. persons” (as defined in the Treasury regulations) that are either officers or directors or “five-percent target shareholders” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership) of MGO; (iii) either (A) the U.S. Holder is not a “five-percent transferee shareholder” (as defined in the Treasury regulations and computed taking into account direct ownership and ownership as a result of attribution rules) of Holdings or (B) the U.S. Holder is a “five-percent transferee shareholder” of Holdings and enters into an agreement with the IRS to recognize gain on the transferred shares under certain circumstances; and (iv) the “active trade or business test” as defined in Treasury Regulations Section 1.367(a)-3(c)(3) is satisfied. The active trade or business test generally requires (A) Holdings , or any qualified subsidiary of Holdings, to be engaged in an “active trade or business” outside of the U.S. for the 36-month period immediately before the transfer and neither the transferors nor Holdings to have an intention to substantially dispose of or discontinue such trade or business and (B) the fair market value of Holdings to be at least equal to the fair market value of MGO, as specifically determined for purposes of Section 367 of the Code, at the time of the transfer. It is currently expected that conditions (i) and (ii) will be met, and (iv) will be met as a result of the activities of Heidmar. As a result, it is expected that the Merger and related Transactions will not be taxable under Section 367 of the Code on account of such conditions. It should be noted, however, that there is limited guidance regarding the application of these requirements to facts similar to the Business Combination. In addition, the determination of whether Section 367(a) of the Code will apply to holders of MGO Shares cannot be made until the Business Combination is completed. Accordingly, there can be no assurance that Section 367(a) of the Code will not apply to U.S. Holders of MGO Shares that participate in the Business Combination.

If the exchange of MGO Shares pursuant to the Business Combination, taken together with the related Transactions, would otherwise qualify for nonrecognition treatment under Section 351 of the Code or Section 368 of the Code, but it is determined that Section 367(a) of the Code applies, then a U.S. Holder of MGO Shares would generally recognize gain (but not loss) with respect to each MGO Share in an amount equal to the excess, if any, of (i) the fair market value of the Holdings Shares received over (ii) such holder’s adjusted tax basis in such share of MGO Shares. Any such gain would be capital gain, and generally would be long-term capital gain if the U.S. Holder’s holding period for the MGO Shares exceeded one year at the time of the Merger. Long-term capital gains recognized by a non-corporate U.S. Holder generally would be eligible to be taxed at reduced rates. The U.S. Holder would not recognize any loss in such holder’s MGO Shares and would not be permitted to net any such losses against any gain recognized with respect to other MGO Shares. It is unclear whether the redemption rights with respect to the MGO Shares described in this proxy statement/prospectus/information statement could toll a U.S. Holder’s holding period.

The rules dealing with Section 367(a) of the Code discussed above are very complex and are affected by various factors in addition to those described above. Accordingly, you are strongly urged to consult your tax advisor concerning the application of these rules to your exchange of MGO Shares under your particular circumstances, including, if you believe you will be a “five percent transferee shareholder,” the possibility of entering into a “gain recognition agreement” under applicable Treasury Regulations.

Tax Consequences for Non-U.S. Holders of MGO Shares

Subject to the discussion below under “— Information Reporting and Backup Withholding,” a Non-U.S. Holder that exchanges MGO Shares for Holdings Shares generally will not be subject to U.S. federal income or withholding tax on any gain recognized as a result of the Merger unless:

•

the gain is, or is treated as, effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment or fixed base of such Non-U.S. Holder in the United States); or

•	the Non-U.S. Holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax in the same manner as if such holder were a U.S. person, as described above under “— Tax Consequences for U.S. Holders of MGO Shares.” A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Any gain described in the second bullet point above generally will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by U.S.-source capital losses of the Non-U.S. Holder, if any, provided that the holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding

The receipt by a U.S. MGO Stockholder in the Merger of Holdings Shares and cash may be subject to information reporting, unless the U.S. Holder provides the withholding agent with proof of an applicable exemption. Payments that are subject to information reporting may also be subject to backup withholding, unless the U.S. Holder provides the applicable withholding agent with a properly completed and executed IRS Form W-9 providing such U.S. Holder’s correct taxpayer identification number and certifying that such holder is not subject to backup withholding, or otherwise establishes an exemption. Non-U.S. Holders of MGO Shares may be required to comply with certification and identification procedures to establish an exemption from information reporting and backup withholding on receipt of Holdings Shares and cash in the Merger. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a holder generally will be allowed as a credit against such holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Ownership and Disposition of Holdings Shares

U.S. Holders

Distributions

Subject to the discussion below under the subsection entitled “— Passive Foreign Investment Company Rules,” the gross amount of any distributions with respect to Holdings Shares (including the amount of any

non-U.S. withholding taxes with respect to such distribution), generally will constitute a dividend for U.S. federal income tax purposes to the extent paid out of Holdings’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be first applied against and reduce (but not below zero) a U.S. Holder’s adjusted tax basis in its Holdings Shares. Any remaining excess will be treated as gain recognized on the sale or other taxable disposition of Holdings Shares and will be treated as described below under the subsection entitled “— Sale, Taxable Exchange or Other Taxable Disposition.”

Any dividends paid by Holdings generally will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Subject to the discussion below under the subsection entitled “— Passive Foreign Investment Company Rules,” certain dividends received from a “qualified foreign corporation” by eligible non-corporate U.S. Holders that satisfy a minimum holding period and certain other requirements generally will be taxed at the preferential rate applicable to qualified dividend income. For these purposes, a foreign corporation will be treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on the NYSE (which Holdings Shares are expected to be) will be considered readily tradable on an established securities market in the United States. There can be no assurance that Holdings Shares will be considered readily tradable on an established securities market in the current or future taxable years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of Holdings’ status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Notwithstanding the foregoing, Holdings will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year. See “— Passive Foreign Investment Company Rules” below.

Dividends paid in a currency other than U.S. dollars will be included in income in a U.S. dollar amount based on the Exchange Rate in effect on the date the dividend is includible in the U.S. Holder’s income, whether the currency is converted into U.S. dollars or not at that time. A U.S. Holder’s tax basis in the non-U.S. currency will equal the U.S. dollar amount included in income. Any gain or loss realized on a subsequent conversion or other disposition of the non-U.S. currency for a different U.S. dollar amount generally will be U.S. source ordinary income or loss. If dividends paid in a currency other than U.S. dollars are converted into U.S. dollars on the day they are received, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to applicable limitations that may vary depending upon the circumstances, foreign taxes withheld from dividends on Holdings Shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s federal income tax liability under the U.S. foreign tax credit rules. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Sale, Taxable Exchange or Other Taxable Disposition

Subject to the discussion below under the subsection entitled “— Passive Foreign Investment Company Rules,” in the event of any future sale or other taxable disposition of Holdings Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in the disposed Holdings Shares. Any such capital gain or loss generally will be long-term capital gain or loss if a U.S. Holder’s holding period for the disposed Holdings Shares exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders are generally eligible to be taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

A foreign corporation, such as Holdings, will be classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for any taxable year in which, after the application of certain look-through rules, either: (i) 75% or more of its gross income for such taxable year is “passive income” as defined in the relevant provisions of the Code (e.g., dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains), or (ii) 50% or more of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce “passive income” or are held for the production of “passive income.” Although it is not free from doubt, based on the expected composition of Holdings’ (and its wholly owned subsidiaries’) gross assets and income and the manner in which Holdings (and its wholly owned subsidiaries) will operate its business, Holdings does not believe that it will be classified as a PFIC for U.S. federal income tax purposes for the taxable year that includes the Business Combination. However, the determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules that are subject to differing interpretations and generally cannot be determined until the close of the taxable year in question. Accordingly, there can be no assurance that Holdings will not be a PFIC for the taxable year that includes the Business Combination or any future taxable year.

If Holdings is a PFIC in any taxable year during which a U.S. Holder owns Holdings Shares, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by Holdings and on any gain recognized on a sale, exchange or other disposition, including a pledge, of the Holdings Shares, whether or not Holdings continues to be a PFIC. In addition, certain annual tax reporting would be required. U.S. Holders should consult their tax advisors concerning the tax consequences to them if Holdings is a PFIC and certain tax elections such U.S. Holders may wish to make to mitigate any adverse tax consequences that might arise in the event that Holdings is a PFIC.

Information Reporting and Backup Withholding

Generally, information reporting requirements may apply in connection with cash payments made to U.S. Holders in respect of Holdings Shares. Backup withholding tax may apply to amounts subject to reporting unless the U.S. Holder provides the applicable withholding agent with a properly completed and executed IRS Form W-9 providing such U.S. Holder’s correct taxpayer identification number and certifying that such holder is not subject to backup withholding, or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder generally will be allowed as a credit against such holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

THE DISCUSSION ABOVE IS BASED ON CURRENT LAW. LEGISLATIVE, ADMINISTRATIVE OR JUDICIAL CHANGES OR INTERPRETATIONS, WHICH CAN APPLY RETROACTIVELY, COULD AFFECT THE ACCURACY OF THE STATEMENTS SET FORTH THEREIN. THE DISCUSSION ABOVE IS FOR GENERAL INFORMATION PURPOSES ONLY. IT DOES NOT ADDRESS TAX CONSIDERATIONS THAT MAY VARY WITH, OR ARE CONTINGENT ON, A HOLDER’S INDIVIDUAL CIRCUMSTANCES NOR THE APPLICATION OF ANY U.S. NON-INCOME TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING SUCH MATTERS AND THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION AND THE OWNERSHIP AND DISPOSITION OF HOLDINGS SHARES.

Material Marshall Islands Tax Considerations to the Business Combination

Holdings is incorporated in the Marshall Islands. Under current Marshall Islands law, Holdings is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by the Company to holders of its common shares that are not residents or domiciled or carrying any commercial activity in the Marshall Islands. No Marshall Islands withholding tax will be imposed on the issuance of common stock to the MGO Stockholders. The holders of Holding’s common shares will not be subject to Marshall Islands tax on the sale or other disposition of such common shares.

Accounting Treatment of the Business Combination

For accounting purposes: (i) the Business Combination will be treated as the equivalent of Heidmar issuing stock to acquire the net assets of MGO, (ii) the net assets, including goodwill and other identifiable intangible assets of MGO will be recorded based upon their fair values, at the time of closing, and (iii) the reported historical operating results of the combined company prior to the Business Combination will be those of Heidmar with assets and liabilities reflected at carrying value. Any excess purchase price over the estimated fair values of the net assets acquired, if applicable, will be recognized as goodwill.

Proxy Solicitation

MGO is soliciting proxies on behalf of the MGO Board. This solicitation is being made by mail but also may be made by telephone or in person. MGO and its directors, officers and employees may also solicit proxies in person. MGO has hired     to assist in the proxy solicitation process. MGO will pay     its customary fee plus disbursements. MGO will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. MGO will reimburse them for their reasonable expenses.

Price Range of Securities and Dividends

MGO

MGO Shares are traded on Nasdaq under the symbol “MGOL.” MGO Shares commenced public trading on January 13, 2023.

The following table sets forth, for the calendar quarter and years indicated, the high and low per share sales prices of MGO Shares as reported on the Nasdaq for the period from January 13, 2023 (the first day on which MGO Shares began trading) through September 26, 2024.

	High	Low
Quarter ended March 31, 2023	$166.10	$9.40
Quarter ended June 30, 2023	$32.50	$9.20
Quarter ended September 30, 2023	$31.60	$9.00
Quarter ended December 31, 2023	$9.70	$3.90
Quarter ended March 31, 2024	$9.80	$3.00
Quarter ended June 30, 2024	$18.30	$1.90
Quarter ended September 30, 2024	$6.99	$2.06
October 1, 2024 through November 12, 2024	$2.99	$2.365

MGO has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

Heidmar

Historical market price information regarding the Heidmar Shares is not provided because they do not have a public market. In 2021, Heidmar declared and paid a one-time special cash dividend on the Heidmar Shares of $4,758,486 in the aggregate, or $24.81 per share. In July 2023, Heidmar declared a one-time special cash dividend of $25.0 million in the aggregate, or $260,416.67 per share, which it paid to the Heidmar Shareholders on August 11, 2023. Heidmar has not yet paid any dividends in 2024, however the Business Combination Agreement requires Heidmar to have at least $10 million of cash and accounts receivable at Closing, and Heidmar expects to pay a dividend to the Heidmar Shareholders prior to Closing equal to its cash and accounts receivable in excess of $10.0 million.

Holdings

Historical market price information regarding Holdings Shares is not provided because, as of the date of this proxy statement/prospectus, there is no public market for the Holdings Shares. Please see the section entitled “Price Range of Securities and Dividends—Holdings—Dividend Policy” elsewhere in this proxy statement/prospectus for additional information.

Risk Factor Summary

In evaluating the Business Combination and the Proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially review and consider the matters addressed under the heading “Forward-Looking Statements” and the risk factors set forth in the section entitled “Risk Factors.” These risks include, but are not limited to, the following:

Risks Related to Heidmar’s Business and Industry

•	As a holding company following the Business Combination, Holdings will rely on its subsidiaries to operate the business and distribute funds in order to satisfy financial and other obligations.

•

Certain risks with respect to the vessels that enter the Heidmar Pools, the counterparty relationships with vessel owners and the commercial management and charter agreements entered into with counterparties.

•	Risks related to the highly competitive, cyclical and volatile nature of the marine transportation industry, specifically with respect to tanker and dry bulk vessels.

•	Risks related to being incorporated in the Republic of the Marshall Islands.

•	Heidmar being dependent on a limited number of significant customers.

•	Heidmar’s ability to retain key management personnel and staff.

•	A shift in consumer demand from oil towards other energy sources.

•	Compliance with safety, environmental and other governmental requirements applicable to Heidmar.

•	Risks related to Heidmar’s ability to obtain and maintain adequate insurance coverage.

•	Risks related to any natural or man-made disasters, public health epidemics, and other global threats that may disrupt Heidmar’s operations.

Risks Related to Being a Public Company

•	The ability of Holdings to list its securities on the Nasdaq and comply with Nasdaq’s continued listing standards.

•	Risks related to Holdings being an emerging growth company, “controlled company” and a foreign private issuer and as such exempt from certain reporting and governance requirements.

•	The requirements of being a public company may strain Holdings’ resources, divert Holdings management’s attention and affect Holdings’ ability to attract and retain qualified board members.

•

Holdings’ failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the Closing could have a material adverse effect on its business.

Risks Related to the Holdings Shares

•	Holdings’ ability to pay its planned dividends is subject to limitations and risks that could cause those dividends to be lower than expected or to not be paid at all.

•

Currently, there is no public market for the Holdings Shares and MGO Stockholders cannot be sure that an active trading market will develop for or of the market price of the Holdings Shares they will receive.

•	Market volatility could impact the share price and trading volume of Holdings’ securities.

•	Risks related to a significant portion of Holdings total outstanding shares being restricted from immediate resale.

Risks Related to the Business Combination

•	The consummation of the Business Combination is subject to the closing conditions contained in the Business Combination Agreement and could be delayed or may never occur.

•	MGO and Heidmar will incur significant transaction and transition costs in connection with the Business Combination.

•

The announcement of the proposed Business Combination could disrupt Heidmar’s relationships with its customers, suppliers, business partners and others, as well as its operating results and business generally.

•

After the Business Combination, Holdings may be exposed to unknown or contingent liabilities and may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price.

•	Due to potential fluctuations in the market value of Holdings Shares, MGO Stockholders cannot be sure of the market value of the consideration that they will receive in the Business Combination.

•	The Business Combination Agreement contains restrictions on the ability of Heidmar and MGO to pursue alternatives to the Business Combination.

•	Certain MGO Stockholders who hold a majority of the MGO Shares have entered into agreements to vote in favor of the Transactions.

•	Termination of the Business Combination Agreement could negatively impact MGO and Heidmar.

•	If the Business Combination is consummated, MGO Stockholders will experience immediate and material dilution.

•

Holdings’ ability to be successful following the Business Combination will depend upon the efforts of the Heidmar’s officers and the loss of such persons could negatively impact the operations and profitability of the post-Business Combination business.

•

The directors and officers of Holdings have not had experience managing a business like MGO’s and may not succeed in attracting capable managers, which could cause MGO’s business and financial condition to suffer.

Risks Related to U.S. Federal Income Taxation

•	Certain conclusions by the IRS as to how Holdings should be treated for U.S. federal income tax purposes.

•	Whether Holdings is a passive foreign investment company for any taxable year.

•	The impact of the Business Combination as a taxable transaction for U.S. federal income tax purposes.

Recent Developments

•

On March 21, 2024, MGO assigned the Messi License to Centric Brands, which paid MGO $2,000,000 in cash and assumed the obligation to pay the minimum guaranteed amount due to LMM in 2024. MGO accounted for the Messi Store segment as discounted operations.

•	On April 2, 2024, the MGO Board increased the compensation of its Chief Financial Officer.

•	On April 12, 2024 the MGO Board increased the number of MGO Shares reserved for issuance under the MGO Equity Plan.

•

On May 30, 2024, Nasdaq held a hearing to make a determination on MGO’s continued listing in light of its incompliance with Nasdaq Listing Rules 5550(a)(2) and 5550(b)(1), which continued listing was granted subject to the satisfaction of certain conditions, including:

•

on or before July 18, 2024, MGO will effect a reverse stock split at a ratio between 1-for-10 and 1-for-25, unless prior to such date MGO has been informed in writing by Nasdaq that it has regained compliance with Nasdaq Listing Rule 5550(a)(2);

•

on or before August 15, 2024, MGO will demonstrate compliance with Nasdaq Listing Rule 5550(a)(2) by evidencing a closing bid price of $1.00 or more per share for a minimum of ten consecutive trading sessions; and

•

on or before August 21, 2024, MGO will file a Current Report on Form 8-K describing the transactions that have increased its stockholders’ equity and either (x) indicate that, through a balance sheet that is not older than 60 days and contains pro forma adjustments for the transactions, stockholders equity has increased to at least $2.5 million or (y) an affirmative statement that, as of the date of such report, it believes it has regained compliance with the stockholders’ equity requirement based upon the specific transactions or events described in such report.

•

Between June 18, 2024 and the filing date of this proxy statement/prospectus MGO has raised $    through the sale of    shares of its common stock through its “at-the-market” equity sales facility with Maxim.

•	On July 18, 2024, MGO effected a reverse stock split at a 1-for-10 ratio that resulted in MGO Shares being outstanding after the reverse stock split.

•	On August 12, 2024, MGO filed a Current Report on Form 8-K confirming that MGO believes that as of August 9, 2024 it is in compliance with the Nasdaq minimum stockholders’ equity requirement.

Summary Historical Consolidated Financial Information of Heidmar

The following summary historical financial information of Heidmar as of and for the years ended December 31, 2023 and 2022 was derived from the audited consolidated financial statements of Heidmar included elsewhere in this proxy statement/prospectus. The following summary historical financial information of Heidmar as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 was derived from the unaudited interim condensed consolidated financial statements of Heidmar included elsewhere in this proxy statement/prospectus. You should read this information together with the section entitled “Heidmar’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited, consolidated financial statements and accompanying notes thereto appearing elsewhere in this proxy statement/prospectus. The summary historical financial information in this section is not intended to replace Heidmar’s consolidated financial statements and related notes. Heidmar’s historical results are also not necessarily indicative of Heidmar’s future results.

As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to Heidmar, prior to and without giving pro forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results of the combined entity following the Business Combination. See the sections entitled, “Summary—Parties to the Business Combination—Heidmar” and “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus.

	As of and for the six months ended June 30,		As of and for the year ended December 31,
	2024	2023	2023	2022
Balance Sheet Data:
Total current assets	$31,408,387		$32,975,573	$40,368,747
Total non-current assets	11,126,979		14,292,480	22,567,057
Total assets	42,535,366		47,268,053	62,935,804
Total current liabilities	22,817,017		25,131,849	26,527,723
Total non-current liabilities	1,414,140		5,725,829	14,618,013
Total liabilities	24,231,157		30,857,678	41,145,736
Total shareholders’ equity	18,304,209		16,410,375	21,790,068
Total shareholders’ equity and liabilities	$42,535,366		$47,268,053	$62,935,804

Statements of Income Data:
Total revenues	$16,443,808	$29,175,499	$49,097,436	$30,063,878
Total operating expenses	13,667,312	15,151,705	29,458,139	13,145,409
Operating income	2,776,496	14,023,794	19,639,297	16,918,469
Other (expenses) income, net	(905,615)	41,339	(85,099)	(737,520)
Net income for the period	1,870,881	14,065,133	19,554,198	16,180,949
Earnings per Share, basic and diluted	$19,488	$146,512	$203,689.56	$168,551.55
Weighted-average shares outstanding, basic and diluted	96	96	96	96

Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$1,604,078	$19,569,288	$12,024,498	$14,654,090
Net cash (used in)/provided by investing activities	(665,367)	—	(9,053)	24,173
Net cash (used in)/provided by financing activities	(660,715)	—	(18,358,547)	2,972,089
Cash and cash equivalents at the end of the period	$19,232,164	$44,831,719	$18,931,215	$25,208,208

Summary Historical Consolidated Financial Information of MGO

The following table presents summary financial data of MGO. MGO’s balance sheet data as of December 31, 2023 and 2022, and statement of operations data for the years ended December 31, 2023 and 2022, have been derived from MGO’s financial statements and related notes contained in MGO’s Annual Report on Form 10-K, filed with the SEC on April 1, 2024 and amended on June 3, 2024, which financial statements were recast to reflect MGO’s reportable discontinued operations and the reverse stock split, as set forth in MGO’s current report on Form 8-K filed with the SEC on August 13, 2024, each of which is incorporated by reference into this proxy statement/prospectus. MGO’s balance sheet data as of September 30, 2024, and statement of operations data for the nine months ended September 30, 2024 and 2023 have been derived from MGO’s financial statements and related notes contained in MGO’s Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2024, which is incorporated by reference into this proxy statement/prospectus. The information is only a summary and should be read in conjunction with these historical financial statements. MGO’s historical results are not necessarily indicative of future results.

	As of September 30, 2024	As of December 31, 2023	As of December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$1,435,288	$836,446	$32,275
Accounts receivable, net	15,998	25,352	—
Inventories	1,049,359	607,022	—
Other current assets	7,500	7,500	—
Prepaid expenses	56,979	178,425	—
Current assets from discontinued operations	10,135	267,703	408,693

Total current assets	2,575,259	1,922,448	440,968
Property and equipment, net	238,384	319,462	—

Total assets	2,813,643	2,241,910	440,968

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	51,170	184,677	—
Accounts payable - related party	2,769	5,678	—
Accrued liabilities	40,340	216,297	9,972
Accrued payroll	58,648	533,643	—
Loan payable	27,788	—	—
Current liabilities from discontinued operations	1,529	379,867	1,625,557

Total current liabilities	182,244	1,320,162	1,635,529

Total liabilities	182,244	1,320,162	1,635,529

Stockholders’ equity:
Preferred stock, par value, $.00001, authorized 20,000,000 shares, nil outstanding	—	—	—
Common stock, par value $0.00001, authorized 150,000,000 shares; 2,904,001, 1,426,613 and 1,168,923 shares issued and outstanding at June 30, 2024, December 31, 2023 and 2022, respectively	29	14	12
Additional paid-in capital	19,874,872	14,450,217	4,963,445
Accumulated deficit	(16,884,132)	(12,940,040)	(5,796,636)

Total MGO stockholders’ equity	2,990,769	1,510,191	(833,179)

Non-controlling interest	(359,370)	(588,443)	(361,382)

Total stockholder’s equity	2,631,399	921,747	(1,194,562)

Total liabilities and stockholders’ equity	$2,813,643	$2,241,910	$440,968

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2024	2023	2023	2022
Revenues, net	$2,661,253	$2,823,601	$3,668,926	$—
Cost of sales	586,502	761,473	969,045	—

Gross profit	2,074,751	2,062,128	2,699,881	—
Operating expenses:
Selling, general and administrative expenses	5,711,978	3,325,737	5,080,417	177,742
Marketing and e-commerce expenses	2,026,263	2,362,606	3,140,371	—

Total operating expenses	7,738,241	5,688,343	8,220,788	177,742
Operating loss	(5,663,490)	(3,626,215)	(5,520,907)	(177,742)
Other (income) expenses:
Interest expense	8,403	—	—	186,760
Interest income	(16,151)	(29,876)	(40,576)	—
Other (income) expenses, net	(2,715)	—	3,295	—

Total other (income) expenses	(10,463)	(29,876)	(37,281)	186,760
Net loss from continuing operations	(5,653,027)	(3,596,339)	(5,483,626)	(364,502)
Net income (loss) from discontinued operations	1,938,008	(1,574,104)	(1,886,839)	(2,512,855)

Net income (loss)	$(3,715,019)	$(5,170,443)	(7,370,465)	(2,877,357)

Less: net income (loss) attributable to noncontrolling interest	229,073	(185,556)	(227,061)	(294,411)

Net loss attributable to MGO Stockholders	$(3,944,092)	$(4,984,887)	$(7,143,404)	$(2,582,946)

Basic and diluted weighted average shares outstanding	1,953,276	1,408,517	1,426,613	1,054,242

Basic and diluted net loss per share to MGO Stockholders on continuing operations	$(2.89)	$(2.55)	$(3.84)	(2.45)

Basic and diluted net income (loss) per share to MGO Stockholders on discontinued operations	$0.99	$(1.12)	$(1.32)	(2.38)

Summary Unaudited Pro Forma Condensed Combined Financial Information

The following summary unaudited pro forma condensed combined financial information (the “Summary Pro Forma Information”) gives effect to the Business Combination of MGO, Heidmar and Holdings and related Transactions and was prepared on the following bases.

•

The unaudited pro forma condensed combined balance sheet as of June 30, 2024 was prepared from the unaudited, historical balance sheet of MGO as of June 30, 2024 and the unaudited, historical balance sheet of Heidmar as of June 30, 2024, as if the Business Combination and related Transactions had been consummated on June 30, 2024.

•

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 was prepared from the audited, historical statement of operations of MGO for the year ended December 31, 2023 and the audited, historical statement of income of Heidmar for the year ended December 31, 2023, as if the Business Combination and related Transactions had been consummated on January 1, 2023.

•

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024 was prepared from the unaudited, historical statement of operations of MGO for the six months ended June 30, 2024 and the unaudited, historical statement of income of Heidmar for the six months ended June 30, 2024, as if the Business Combination and related Transactions had been consummated on January 1, 2023.

The Summary Pro Forma information assumes that the Business Combination will be treated, for accounting purposes, as an acquisition of a business in accordance with U.S. generally accepted accounting principles (“GAAP”), such that Heidmar is acquiring MGO in the Business Combination.

The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of Holdings and the related notes thereto, appearing in this proxy statement/prospectus under the heading “Unaudited Pro Forma Condensed Combined Financial Information.” The Summary Pro Forma Information has been prepared from, is based upon, and should be read in conjunction with, the historical financial statements of Heidmar and related the notes thereto appearing elsewhere in this proxy statement/prospectus and the historical consolidated financial statements of MGO and the related notes thereto that is incorporated by reference into this proxy statement/prospectus.

The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what the combined companies’ financial position or results of operations actually would have been had the Business Combination and related Transactions been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of the combined company.

Summary Unaudited Pro Forma Condensed Combined Balance Sheet

	As of June 30, 2024
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$	[ ]
Receivables from related parties		9,304,629
Accounts receivable, net		60,869
Inventories		1,693,770
Prepayments and other current assets		1,537,841
Other receivables		765,269
Other current assets		7,500
Current assets of discontinued operations		—

Total current assets		[ ]

Non-current assets:
Intangibles		1,393,563
Goodwill		8,881,545
Right-of-use assets		9,850,969
Property and equipment		605,283
Guarantees and other non-current assets		159,598

Total non-current assets		20,890,958

Total assets		[ ]

Liabilities and stockholders’ equity
Current liabilities:
Payables to vessel owners		3,533,470
Accounts payable and accrued expenses		2,826,997
Accrued liabilities		254,632
Accrued payroll		91,479
Payables to sharing partner and assignee		372,070
Payables to assignee, related party		860,969
Payables to related parties		1,891,057
Payables to shareholder		5,239,219
Current portion of acquisition installment payable		184,835
Loan payable		49,038
Deferred revenue		—
Operating lease liabilities, current portion		9,590,382
Current liabilities from discontinued operations		122,616

Total current liabilities		25,016,764

Non-current liabilities:
Payable to sharing partner		972,089
Acquisition installment payable, net of current portion		166,313
Operating lease liabilities, non-current portion		275,738

Total non-current liabilities		1,414,140

Total liabilities		26,430,904

Stockholders’ equity:
Common stock		512
Additional paid-in capital		14,344,640
Retained earnings		[ ]
Non-controlling interest		—
Accumulated other comprehensive income		1,472,916

Total stockholders’ equity		[ ]

Total liabilities and stockholders’ equity	$	[ ]

Summary Unaudited Pro Forma Condensed Combined Statements of Operations

	For the Six Months Ended June 30, 2024	For the Year Ended December 31, 2023
	(Unaudited)	(Unaudited)
Total revenues	$18,539,661	$52,766,362
Total expenses	20,086,067	40,192,139

Operating income	(1,546,406)	12,574,223
Other income (expenses), net	(906,079)	(47,818)

Income (loss) before income taxes from continuing operations	(2,452,485)	12,526,405

Basic and diluted weighted average shares outstanding	51,304,027	51,304,027
Basic and diluted net income (loss) per share to common stockholders	$(0.05)	$0.24

RISK FACTORS

The risk factors below provide certain information regarding risks and uncertainties relating to Holdings and its securities, Heidmar, and the Business Combination. We are also incorporating by reference into this proxy statement/prospectus risk factors pertaining to MGO from the public filings of MGO (see “Where You Can Find More Information”).

The risks and uncertainties described below (or incorporated by reference herein) are not the only risks and uncertainties that MGO, Heidmar and Holdings will face following the Business Combination. Additional risks and uncertainties not presently known to MGO, Heidmar or Holdings or that those parties currently deem immaterial may also impair Holdings’ business operations. If any of these risks actually occur, Holdings’ business, financial condition and results of operations could suffer. As a result, the trading price of the Holdings Shares could decline, perhaps significantly, and you could lose all or part of your investment. The risks discussed below (or incorporated by reference herein) also include forward-looking statements and Holdings’ actual results and performance may differ substantially from those discussed in these forward-looking statements. See the section entitled “Forward-Looking Statements.”

Risks Related to the Business Combination

The consummation of the Business Combination is subject to the closing conditions contained in the Business Combination Agreement and could be delayed or may never occur.

The consummation of the Business Combination is subject to the closing conditions contained in the Business Combination Agreement and could be delayed or may never occur. Accordingly, any shares of common stock of the Company offered and purchased (including newly issued MGO Shares sold under MGO’s at-the-market program or through other capital raising activities) following the announcement of the Business Combination but prior to the Closing is an investment in the Company. The Business Combination is subject to the approval of the MGO Stockholders, and it is possible that events could occur that would prevent this approval from being obtained. The closing conditions that must be satisfied or waived before the Closing can occur are specified in the Business Combination Agreement and include: (i) the representations and warranties of MGO, Heidmar and the Heidmar Shareholders being true and correct subject to the materiality standards contained in the Business Combination Agreement; (ii) material compliance by the parties of their respective pre-closing covenants and agreements, subject to the standards contained in the Business Combination Agreement; (iii) the absence of any Material Adverse Effect (as defined in the Business Combination Agreement) with respect to Heidmar since the effective date of the Business Combination Agreement that is continuing and uncured; (iv) the expiration or termination, as applicable, of any waiting period (and any extension thereof) applicable to the consummation of the Business Combination Agreement under any antitrust laws; (v) that no governmental authority of competent jurisdiction shall have enacted any law or order in effect at the time of Closing which has the effect of making the Business Combination or other ancillary Transactions illegal or otherwise prohibiting consummation of the Business Combination or ancillary Transactions; (vi) the Registration Statement (as defined below) being declared effective by the SEC; (vii) the articles of incorporation and bylaws of Holdings having been amended and restated as set forth in an exhibit to the Business Combination Agreement; (viii) the entry into certain ancillary agreements as of the Closing; (ix) the approval of the listing of the Holdings Shares on Nasdaq (or another national securities exchange), and (x) the receipt of certain closing deliverables. MGO and Heidmar may not satisfy all of the closing conditions in the Business Combination Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, which could have a material adverse effect on the Company’s business, results of operations, cash flows and financial position.

Further, the aggregate percentages of Holdings Shares to be issued to the holders of MGO Shares on one hand and the Heidmar Shareholders on the other immediately after the consummation of the Business

Combination is fixed pursuant to the Business Combination Agreement. Accordingly, the issuance of new MGO Shares following announcement of the Business Combination Agreement, including through the Company’s at-the-market sales program or other capital raises, will not increase the aggregate ownership percentage of Holdings Shares to be issued to holders of MGO Shares following consummation of the Business Combination, but will dilute the Holdings ownership percentage that each individual holder of MGO Shares would receive.

MGO and Heidmar will incur significant transaction and transition costs in connection with the Business Combination.

MGO, Holdings and Heidmar have incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination, including legal, accounting, consulting, investment banking and other fees, expenses and costs. In addition, Holdings will incur significant costs operating as a public company following the consummation of the Business Combination and may also incur additional costs to retain key employees. Generally, transaction expenses incurred in connection with the Business Combination will be paid by the party incurring those expenses, and many of those expenses might not be paid until after the Closing. Accordingly, these expenses could result in Holdings having less money following the Closing to spend on other aspects of its business, particularly if the actual expenses turn out to be higher than anticipated.

Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination.

In connection with transactions like the proposed Business Combination, it is not uncommon for lawsuits to be filed against the parties and/or their respective directors and officers alleging, among other things, that the proxy statement/prospectus provided to shareholders contains false and misleading statements and/or omits material information concerning the transaction. Although no such lawsuits have yet been filed in connection with the Business Combination, it is possible that such actions may arise and, if they do arise, to seek, among other things, injunctive relief and an award of attorneys’ fees and expenses. Defending such lawsuits could require MGO, Heidmar and Holdings to incur significant costs and draw the attention of MGO’s and Heidmar’s management teams away from the consummation of the Business Combination and the management of their respective businesses. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Business Combination is consummated may adversely affect Holdings’ business, financial condition, results of operations and cash flows. Such legal proceedings could delay or prevent the Business Combination from being consummated within the expected timeframe.

The announcement of the proposed Business Combination could disrupt Heidmar’s relationships with its customers, suppliers, business partners and others, as well as its operating results and business generally.

Risks relating to the announcement of the Business Combination on Heidmar’s business include the following:

•	its employees may experience uncertainty about their future roles, which might adversely affect Heidmar’s ability to retain and hire key personnel and other employees;

•

customers, suppliers, business partners and other parties with which Heidmar maintains business relationships may experience uncertainty about its future and seek alternative relationships with third parties, seek to alter their business relationships with Heidmar or fail to extend an existing relationship with Heidmar; and

•	Heidmar has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact Holdings’ results of operations and cash available to fund its business.

After the Business Combination, Holdings may be exposed to unknown or contingent liabilities and may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price.

It is possible that the due diligence conducted in relation to Heidmar and MGO and their respective businesses did not identify all material issues or risks associated with these companies or the industries in which they compete.

Furthermore, factors outside of the parties’ control could arise later. As a result of these factors, Holdings may be exposed to liabilities and incur additional costs and expenses and be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in losses. Even if the due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with the parties’ preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on the Holdings’ financial condition and results of operations and could contribute to negative market perceptions about Holdings’ securities.

Due to potential fluctuations in the market value of Holdings Shares, MGO Stockholders cannot be sure of the market value of the consideration that they will receive in the Business Combination.

After the Closing, the Heidmar Shareholders will own 94.34% of Holdings (including shares that Holdings will distribute to MGO’s financial advisor), and the MGO Stockholders will own 5.66% of Holdings, without taking into account the issuance of any Earnout Shares. Pursuant to the Business Combination Agreement, any MGO Shares that MGO issues prior to Closing will not change these percentages.

The consideration that eligible MGO Stockholders will receive upon consummation of the Business Combination Agreement is one Holdings Common Share for each share of MGO Common Stock (an “MGO Share”). In addition, the Heidmar Shareholders will receive, for each Heidmar Share, a number of Holdings Shares equal to (a) the MGO Shares outstanding immediately prior to the Merger Effective Time on a fully diluted and as-converted basis, times (b) 16.6667, divided by (c) the outstanding shares of Heidmar. Prior to the Closing, there has not been and will not be an established public trading market for Holdings Shares. The market value of Holdings Shares will reflect the combination of MGO and Heidmar under the terms of the Business Combination. Further, the MGO Merger Consideration will not be adjusted to reflect any changes in the number of MGO Shares outstanding, the market value of MGO Shares or currency Exchange Rates.

Changes in the price of MGO Shares may result from a variety of factors, including, among others, changes in MGO’s business, operations or prospects, regulatory considerations, governmental actions, legal proceedings and general business, market, industry, political or economic conditions. Many of these factors are beyond MGO’s control. As a result, the aggregate market value of the Holdings Shares that a MGO Stockholder is entitled to receive at the Closing could vary significantly from the value of the equivalent MGO Shares on the date of the Business Combination Agreement, the date of this proxy statement/prospectus or at other times, and MGO Stockholders will neither know nor be able to calculate the value of the MGO Merger Consideration they would receive upon the Closing. MGO Stockholders are urged to obtain current market quotations for MGO Shares.

If the Business Combination is not completed by the Outside Date either MGO or Heidmar may have the right to terminate the Business Combination Agreement.

If the conditions to the obligations of Heidmar and MGO to consummate the Business Combination Agreement are not satisfied or waived (if applicable) by December 31, 2024, either MGO or Heidmar may have the right to terminate the Business Combination Agreement. MGO or Heidmar may elect to terminate the Business Combination Agreement in certain other circumstances, including if the MGO Stockholders fail to approve the Transactions at their respective shareholder meetings, and MGO and Heidmar can mutually decide to terminate the Business Combination Agreement at any time prior to the Merger Effective Time, before or after the required MGO Stockholder Approval.

The Business Combination Agreement contains restrictions on the ability of Heidmar and MGO to pursue alternatives to the Business Combination.

The Business Combination Agreement contains provisions that may discourage a third party from submitting a competing business combination proposal that might result in greater value to the Heidmar Shareholders or the MGO Stockholders than the Business Combination. These provisions include, among others, a general prohibition on Heidmar and MGO from soliciting or entering into discussions with any third party regarding, among other things, any business combination proposal, during the Interim Period.

Certain MGO Stockholders who hold close to a majority of the MGO Shares have entered into agreements to vote in favor of the Transactions.

MGO and Holdings have entered into Voting and Support Agreements with certain MGO Stockholders (the “Supporting Investors”), including certain directors and officers of MGO (the “MGO Principals”) and certain investors that have purchased MGO Shares from MGO through its at-the-market facility and through other issuances. Pursuant to these agreements, the Supporting Investors have agreed, among other things, to vote their MGO Shares in favor of all the proposals presented for approval by MGO’s stockholders in respect of the Business Combination, including voting in favor of the Business Combination and to approve the Business Combination Agreement and not to transfer his, her or its MGO Shares (subject to certain exceptions). As of the date of this proxy statement/prospectus, the Supporting Investors hold 48.0 % of the outstanding MGO Shares.

Further, MGO agreed in the Business Combination Agreement to not issue new MGO Shares prior to the Record Date if that issuance would cause the portion of MGO Shares held by the MGO Principals to fall to less than a majority. However, sales by MGO of its common stock through its at-the-market facility and through other issuances, have led to the MGO Principals currently owning less than 50% of the MGO Shares. MGO and Heidmar are discussing amending the Business Combination Agreement to reduce this minimum percentage and to have it apply to all the Supporting Investors. As a result, the Voting and Support Agreements would ensure the affirmative vote of close to or greater than a majority of the outstanding MGO Shares at the Special Meeting. This would mean only a small portion or none of the MGO Shares held by stockholders that are not Supporting Investors would be needed to approve the Business Combination and Business Combination Agreement at the Special Meeting.

Even if the Business Combination Agreement is approved by the MGO Stockholders, closing of the Business Combination still requires that certain closing conditions be satisfied or waived. It is possible that MGO, Heidmar and/or Holdings will fail to satisfy one or more conditions and this failure may not be waived by the other parties. If the closing conditions are not satisfied or waived by the applicable parties, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause MGO, Holdings or Heidmar to lose some or all of the intended benefits of the Business Combination.

Further, satisfying the conditions to, and the completion of, the Business Combination may take longer and could cost more than Heidmar and MGO expect. Any delay or additional costs incurred in connection with completing the Business Combination could materially affect the benefits that Heidmar and MGO expect to achieve from the Business Combination.

Termination of the Business Combination Agreement could negatively impact MGO and Heidmar.

If the Business Combination is not completed for any reason, including as a result of MGO Stockholders declining to adopt the Business Combination Agreement or declining to approve the proposals required to effect the Business Combination, the ongoing businesses of MGO and Heidmar may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, MGO and Heidmar would be subject to a number of risks, including the following:

•

MGO may experience negative reactions from the financial markets, including negative impacts on MGO’s stock price (including to the extent that the current market price reflects a market assumption that the Business Combination will be completed);

•	Heidmar may experience negative reactions from its customers, vendors and employees;

•	MGO and Heidmar will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is completed; and

•

since the Business Combination Agreement restricts the conduct of MGO’s and Heidmar’s businesses prior to completion of the Business Combination, each of MGO and Heidmar may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available.

If the Business Combination is consummated, MGO Stockholders will experience immediate and material dilution.

After the Closing, the MGO Stockholders will own 5.66% of Holdings Shares, and the Heidmar Shareholders will own 94.34% of Holdings Shares (including shares that Holdings will distribute to MGO’s financial advisor), without taking into account the issuance of any Earnout Shares. Pursuant to the Business Combination Agreement, any MGO Shares that MGO issues prior to Closing will not change these percentages. As such, the MGO Stockholders will experience immediate and material dilution upon Closing.

Holdings’ ability to be successful following the Business Combination will depend upon the efforts of the Heidmar’s officers and the loss of such persons could negatively impact the operations and profitability of the post-Business Combination business.

Holdings’ ability to be successful following the Business Combination will be dependent upon the efforts of the certain key personnel of Heidmar. Although the parties expect key personnel to remain with Holdings following the Business Combination, there can be no assurance that they will do so. It is possible that Heidmar will lose some key personnel, the loss of which could negatively impact the operations and profitability of Holdings. Furthermore, following the Closing, certain of the key personnel of Heidmar may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause Holdings to have to expend time and resources helping them become familiar with such requirements.

The directors and officers of Holdings have not had experience managing a business like MGO’s and may not succeed in attracting capable managers, which could cause MGO’s business and financial condition to suffer.

None of the officers and directors of MGO will remain as officers or directors of MGO following the Business Combination. The officers and directors of Holdings following the Business Combination will be determined by Heidmar and will consist primarily of officers and directors of Heidmar. Heidmar is a commercial manager of ocean-going transport vessels, which is a very different business from the business that MGO manages, which is to design, manufacture, license, distribute, advertise and sell a range of products. Holdings may fail to find and employ capable and experienced personnel to manage and operate MGO’s business upon the Closing. If so, MGO’s business and its financial condition could suffer.

Risks Related to U.S. Federal Income Taxation of the Business Combination

The IRS may not agree that Holdings (i) should be treated as a non-U.S. corporation for U.S. federal income tax purposes and (ii) should not be treated as a “surrogate foreign corporation” for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes only if it is created or organized in the United States or under the law of the United States or of any State or the District of Columbia. Accordingly, under generally applicable U.S. federal income tax rules, Holdings, which is not created or organized in the United States or under the law of the United States or of any State but is instead a Republic of the Marshall Islands incorporated entity and a tax resident of

Greece, would generally be classified as a non-U.S. corporation. Section 7874 of the Code, and the Treasury regulations promulgated thereunder, however, contain specific rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. If it were determined that Holdings is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, Holdings would be liable for U.S. federal income tax on its income just like any other U.S. corporation and certain distributions made by Holdings to Non-U.S. holders (as defined in “Certain Tax Considerations—U.S. Federal Income Tax Considerations”) of Holdings would be subject to U.S. withholding tax. In addition, even if Holdings is not treated as a U.S. corporation, it may be subject to unfavorable treatment as a “surrogate foreign corporation” in the event that ownership attributable to former MGO Stockholders exceeds a threshold amount. If it were determined that Holdings is treated as a surrogate foreign corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, dividends paid by Holdings would not qualify for “qualified dividend income” treatment, and U.S. Affiliates of Holdings after the completion of the Business Combination, including MGO, could be subject to increased taxation under the inversion gain rules and Section 59A of the Code.

Holdings believes it should not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code or as a surrogate foreign corporation. However, whether the requirements for such treatment have been satisfied must be finally determined after the completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances. Furthermore, the interpretation of Treasury regulations relating to the required ownership of Holdings is subject to uncertainty and there is limited guidance regarding their application. Accordingly, there can be no assurance that the IRS will not take a contrary position to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation. You are urged to consult your tax advisor to determine the tax consequences if the classification of Holdings as a non-U.S. corporation is not respected or if Holdings is treated as a surrogate foreign corporation.

If Holdings is a passive foreign investment company for United States federal income tax purposes for any taxable year, U.S. holders of Holdings Shares could be subject to adverse United States federal income tax consequences.

If Holdings is or becomes a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder holds Holdings Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. A non-U.S. corporation, such as Holdings, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Heidmar does not believe that Holdings will be treated as a PFIC for its current taxable year and does not expect to become one in the near future. However, PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations.

If Holdings determines that it is a PFIC for any taxable year, Holdings will endeavor to provide, and will endeavor to cause its non-U.S. subsidiaries that are PFICs, to provide, U.S. holders with tax information necessary to enable a U.S. holder to make a qualified electing fund (QEF) election with respect to Holdings and its non-U.S. subsidiaries.

If Holdings is treated as a PFIC, a U.S. holder of Holdings Shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. U.S. holders of Holdings Shares should consult with their tax advisors regarding the potential application of these rules.

The Business Combination may not qualify as a non-taxable transaction for U.S. federal income tax purposes.

If the Business Combination does not qualify as a non-taxable transaction for U.S. federal income tax purposes, the receipt of Holdings Shares in exchange for MGO Shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder of MGO Shares that receives Holdings Shares pursuant to the Merger will generally recognize taxable gain or loss equal to the difference between (i) the sum of the fair market value of the Holdings Shares received as consideration in the Merger and (ii) its adjusted tax basis in the MGO Shares surrendered in the exchange.

Risks Related to Heidmar and Holdings

For purposes of this section, the words “we,” “our,” “us,” and the “Company” refer to Heidmar and its subsidiaries.

Risks Related to Heidmar’s Business and Industry

If we cannot meet our customers’ quality and compliance requirements, we may not be able to operate our managed vessels profitably, which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

Customers, in particular those in the shipping industry, have an increasingly high focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our continuous compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, or a continuous decrease in the quality concerning one or more vessels occurring over time. Moreover, continuous increasing requirements from oil industry constituents can further complicate our ability to meet the standards. If we fail to comply, either suddenly or over a period of time, with our pooling, management and charter agreements or the expectations or requirements of our customers, or if customers, in particular oil operators, increase their requirements above and beyond what we deliver, this may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

We rely on our charterers and pool members to provide the vessels we manage, and if they do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition, and results of operations could be adversely affected.

Our asset-light business model means that we do not own any vessels. Instead, we rely on third parties and related parties to provide the vessels that we commercially manage, charter and operate. Should we experience complications with any of these vessels, we may need to delay or cancel charters. We face the risk that any of the companies that are engaged in the Heidmar Pools may not fulfill their contracts and deliver their services on a timely basis, or at all. We have experienced, and may in the future experience, operational complications with our charterers. The ability of our charterers to effectively satisfy our requirements could also be impacted by a charterer’s financial difficulty or damage to their operations caused by fire, terrorist attack, piracy, natural disaster, public health threats, or other events, including the ongoing conflicts between Russia and Ukraine and Israel and Hamas. The failure of any of our managed or chartered vessels to perform to our expectations could result in delayed or cancelled charters and harm our business. Our reliance on our and the Heidmar Subsidiaries’ pooling arrangements and our inability to fully control any operational difficulties without them could have a material adverse effect on our business, financial condition and results of operations.

As we expand the fleet for which we provide vessel management services, we may not be able to recruit suitable employees and crew for our managed vessels, which may limit our growth and cause our financial performance to suffer.

As we continue to expand the fleet we manage, we will need to recruit suitable and reliable agents and administrative and management personnel. Recruiting new employees has become challenging in many industries and markets, and we may not be able to hire suitable employees to support our expansion. If we are unable to recruit suitable employees and crews, we may not be able to provide our services to customers at an appropriate level of quality or at all. This could limit our growth and cause our financial performance to suffer.

The vessels that enter into the Heidmar Pools may cease operating in that pool.

We enter into pooling contracts with a number of shipping companies, pursuant to which they contribute one or more vessels to a Heidmar Pool, and we assume the commercial management and operation of the vessels. Typically, any participant in a Heidmar Pool has the right to withdraw any or all its vessels upon notice in accordance with the terms of the relevant pool agreement. We cannot assure you that the vessels that currently participate in the Heidmar Pools will continue that participation. While the pool agreements typically include cancellation fees at full rates for 30 days and half-rate for the following 90 days, these do not replace the full revenue a vessel would earn for the pool or ensure its vitality for the longer term. If, for any reason vessels cease to participate in the Heidmar Pools, or the Heidmar Pools are significantly restricted, the net revenues paid to us and our counterparties by the pool could decrease. In addition, one or more pool participants could use their ability to withdraw vessels from a pool in an effort to negotiate a reduction of our fees. Any of these, could have an adverse effect on our financial condition and results of operations.

If we fail to effectively manage the operating costs of the vessels in our pools, this could harm our reputation and our financial performance.

Our commercial management and operation of vessels, includes many aspects of the costs of their operation, including negotiating fees and the costs of fuel. Although our clients typically bear these costs, if we fail to properly manage the costs of a given pool, its efficiency and profitability would decline. Further, our reputation for profitable vessel management would be harmed. These could adversely affect our results of operations.

The profitability of each Heidmar Pool is substantially dependent on the utilization we can achieve for its vessels, so our failure to maintain a high utilization would harm our reputation and our results of operations.

Participation in our pools is intended to enhance the financial performance of our customers’ vessels, in part through higher vessel utilization. If we fail to find customers to engage the vessels we manage in a given pool, the profitability of that pool will decline. Further, our income from a pool consists in part on commissions on freight and demurrage. Accordingly, low vessel utilization would adversely impact our results of operations. In addition, if our pools fail to deliver appropriate vessel utilization, our charterers may decline to keep their vessels in the Heidmar Pools, which would adversely affect our business and its growth. Factors affecting fleet utilization include, but are not limited to: supply of and demand for vessels in the seaborne transportation industry, dry-docking days, as well as any other event that would render a vessel unable to earn revenue.

When a tanker changes ownership or technical management, it may lose customer approvals.

Most users of seaborne oil transportation services require vetting of a vessel before it approves that vessel to service its account. This represents a risk to our company as it is difficult to efficiently employ a vessel until its vetting approvals are in place. As commercial managers of seaborne oil transportation services, we conduct inspections and assessments of our customers’ vessels. These inspections must be carried out regularly for a vessel to have valid approvals from users of seaborne oil transportation services. Any change in a vessel’s ownership or technical manager causes that vessel to lose its approval status, which means it must be re-inspected and re-assessed by the users of seaborne oil transportation services. Increasingly longer voyages in the very large cruise carrier (VLCC) trade, as well as trading route disruptions from various regional conflicts could make timely vetting inspections challenging and thus could result in vessels not obtaining vetting approvals in time to secure their next employment at market rates.

High prices of fuel, or bunker, as well as a lack of availability of fuel, may adversely affect our net income.

Fuel is a significant, if not the largest, expense in shipping when vessels are under voyage charter. As a result, a lack of availability of fuel and/or an increase in the price of fuel beyond our expectations at the time of charter negotiation may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, particularly economic developments in emerging markets such as China and India, the status of trade relations between countries, including the United States and China, global economic conditions, including recession and inflation, geopolitical developments, supply of and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, or OPEC, and other oil and gas producers and production cuts, war and geopolitical conflicts, including the armed conflicts between Russia and Ukraine and Israel and Hamas, unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Further increases in fuel prices in the future may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Other future regulations may have a similar impact.

In the highly competitive international seaborne transportation industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result we may be unable to employ our managed vessels profitably.

We manage, charter and operate vessels in a highly competitive and highly fragmented market, and face competition both to identify and secure vessels to operate and manage as well for goods to transport. Competition for vessels arises primarily from other pooling companies and vessel owners and depends on our relationships with vessel owners and customers, the type and age of a vessel and desirability of vessels based on quality and other factors, amongst other things. Competition for seaborne transportation of goods and products is intense and depends on charter rates and the location, size, age, condition and acceptability of the vessel and its operators to charterers. Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets than we may operate and thus be able to offer lower charter rates and terms to vessel owners. We therefore may be unable to retain or attract new customers or charterers on attractive terms or at all, which may have a material adverse effect on our business, financial condition and results of operations. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to certain activities than we can, resulting in a significant competitive threat to us. Vessels in the Heidmar Pools operate in a highly competitive market and our existing and potential competitors may have significantly greater financial resources than us. We cannot give assurances that we will continue to compete successfully with our competitors or that these factors will not erode our competitive position in the future.

We face substantial competition in trying to expand relationships with existing customers and obtain new customers.

The process of obtaining new charter agreements is highly competitive and generally involves an intensive screening and competitive bidding process, which, in certain cases, extends for several months. Contracts in the time charter market are awarded based upon a variety of factors, including:

•	the size, age, fuel efficiency, emissions levels, and condition of a vessel;

•	the operator’s industry relationships, experience and reputation for customer service, quality operations and safety;

•	the quality, experience and technical capability of the crew;

•	the experience of the crew with the operator and type of vessel;

•	the operator’s relationships with shipyards and the ability to get suitable berths;

•	the operator’s construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications; and

•	the operator’s willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events.

Contracts in the spot market are awarded based upon a variety of factors as well, and include:

•	the location of the vessel; and

•	competitiveness of the bid in terms of overall price.

Vessels operating in the Heidmar Pools operate in a highly competitive market and we expect substantial competition for providing transportation services from a number of companies (both tanker and dry bulk vessel owners and operators). Our existing and potential competitors may have significantly greater financial resources than us. In addition, competitors with greater resources may have larger fleets, or could operate larger fleets through consolidations, acquisitions, newbuildings or pooling of their vessels with other companies, and, therefore, may be able to offer a more competitive service than us or the Heidmar Pools, including better charter rates. We expect competition from a number of experienced companies providing contracts for oil and dry bulk transportation services to potential customers, including state-sponsored entities and major energy companies affiliated with the projects requiring shipping services. As a result, we (including the Heidmar Pools) may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, financial condition and operating results.

We are subject to risks with respect to counterparties, and failure of those counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We and the Heidmar Pools enter into various contracts, including charter agreements, pooling arrangements, commercial vessel management agreements and asset agreements, credit facilities and financing arrangements, that subject us and the Heidmar Pools to counterparty risks. The ability and willingness of these counterparties to perform their obligations under any contract will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and shipping industries, the overall financial condition of the counterparty, charter rates for specific types of vessels, and various expenses. For example, a reduction of cash flow resulting from declines in world trade or the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers or the Heidmar Pools’ charterers to make required charter payments. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a charterer fail to honor its obligations under agreements with us or a Heidmar Pool, it may difficult for us or the Heidmar Pool to secure substitute employment for its vessels, and any new charter arrangements that we secure could be at lower rates or on less favorable terms. Should a counterparty fail to honor its obligations under agreements with us or a Heidmar Pool, we could sustain significant losses and a significant reduction in the charter hire we earn from the Heidmar Pool, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our financing arrangements contain certain restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations.

In order to facilitate growth, we have incurred debt at the subsidiary level. Any changes in interest rates may have an adverse effect on our business, financial condition, results of operations and/or cash flows.

Our ability to obtain new financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited by our existing leverage and/or by market conditions, and no guarantee can be made that we will be able to arrange new borrowing or refinance existing facilitates on favorable terms, or at all. Uncertainty relating to global financial markets and economic conditions may affect our ability to obtain financing and related costs of any financing. These borrowings are denominated in U.S. dollars, and although we generate almost all of our revenues in U.S. dollars we incur a portion of our expenses in other currencies. Accordingly, any strengthening of those currencies against the U.S. dollar could make it more difficult for us to repay our indebtedness.

The terms and conditions of our existing financing arrangements require us or our subsidiaries to maintain specified financial ratios and to satisfy covenants, such as paid-in capital contributions and maintain retained distributions in each of our pools at no less than the amount specified in the relevant pool agreement and/or to maintain a certain number of vessels in a particular Heidmar Pool. Should tanker charter rates or spot market rates values materially decline in the future to an extent that would result in a breach under or more of the covenants, it could constitute an event of default, and/or cross default, under multiple facilities. Prior thereto, we would need to try and seek waivers or amendments from our lenders with respect to those covenant breaches, or may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to comply with those covenants, failing which the lenders may accelerate the relevant loans. The occurrence of any of these events may materially adversely affect our business.

We are dependent on the spot market and any decrease in spot market rates in the future may adversely affect the earnings of Heidmar and ability to pay dividends.

We employ most of the vessels that we operate in the spot market and operate some vessels under time charter. These practices expose us to fluctuations in spot market charter rates.

Although the number of vessels in our managed fleet that participate in the spot market will vary from time to time, we anticipate that a significant portion of our managed fleet will participate in this market. As a result, our financial performance will be significantly affected by conditions in the tanker spot market, and only our pool vessels that operate under fixed-rate time charters may, during the period such vessels operate under such time charters, provide a fixed source of revenue to us.

Historically, the tanker market has been volatile because of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The spot market may fluctuate significantly based upon supply of and demand for vessels and cargoes. The successful operation of our managed vessels in the competitive spot market depends upon, among other things, obtaining profitable charters and minimizing, to the extent possible, time spent waiting for charters and time spent in ballast. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot market rates decline or stay at current depressed levels, then we may be unable to operate our managed vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates in the spot market are fixed for a single voyage, which may last up to several weeks, during periods in which charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our ability to renew the charters on our managed vessels on the expiration or termination of our current charters or on vessels that we may acquire in the future, the charter rates payable under any new charters, and vessel values will all depend upon, among other things, economic conditions in the sectors in which our managed vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

Our fixed rate time charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters.

While fixed rate time charters generally provide more reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

The tanker vessel industry is cyclical and volatile, which may lead to volatility in the charter rates we are able to obtain for our managed vessels.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. For example, during the ten year period from 2013 through 2022, time charter equivalent (“TCE”) spot rates for an Aframax tanker trading between the Caribbean and the U.S. Gulf fluctuated between $3,507 to $210,524 per day. Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. Fluctuations in charter rates and vessel values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. Because Heidmar and the Heidmar Subsidiaries earn a commission on each managed vessel’s daily gross freight rate, which is in part composed of TCE rates, substantial volatility in TCE spot rates for our managed tanker vessels could have a material adverse effect on our business and financial condition.

A drop in spot market rates may provide an incentive for some customers to default on their charters, and the failure of our counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

Often, when we enter into a time charter, the rates under that charter are fixed for the term of the charter. The time charters have a maximum remaining duration of approximately two years. If the spot market rates or short-term time charter rates in the tanker industry become significantly lower than the time charter equivalent rates that some of our customers are obligated to pay us under our existing charters, the customers may have incentive to default under that charter or attempt to renegotiate the charter. If our customers fail to pay their obligations, we would have to attempt to re-charter a vessel, which if re-chartered at lower rates, may affect our ability to operate vessels in our fleet profitably and may affect our ability to comply with current or future covenants contained in our loan agreements.

We depend upon a limited number of charter customers and ship owners for a large part of our revenues, and the loss of any of these could adversely affect our business, results of operations and financial condition.

We conduct a substantial portion of our charter activity through a limited number of charter customers and depend on a single ship owner for a large portion of the vessels that we manage. Accordingly, a deterioration in our relationships with any of these parties such that they reduced or eliminated the business they conduct with us, or the unwillingness or inability of if any of them to pay their bills to us, could adversely affect our business, results of operation and financial condition.

Our top three customers accounted for between 11% and 22% each and in the aggregate 50% of our total operating revenues during the year ended December 31, 2023, equivalent to $24.5 million of our total revenue. During the year ended December 31, 2022, our top three customers accounted for between 12% and 20% each, and in aggregate, 47% of our total operating revenues, equivalent to $14.0 million of our total revenues. If our charter business with any of these customers were to decline, our business, revenues and results of operations would suffer, and this decrease in business could also adversely affect the interest of ship owners to contribute vessels to our Heidmar Pools.

Further, we rely on a limited number of vessel owners to enter vessels to the Heidmar Pools. In particular, Capital Ship Management Corp. (“Capital”) has placed most of its tanker vessels, trading in the spot market, into the Heidmar Pools. The Capital vessels comprise 34 of the 62 vessels managed by Heidmar and accounted for 20% of our total revenues from the Heidmar Pools during the year ended December 31, 2023.Capital is owned by the father of the indirect owner of Maistros Shipinvest Corp. (“Maistros”), one of our major shareholders. A decision by Capital, or any of our other major pool partners, to withdraw its vessels from the Heidmar Pools may have a material adverse effect on our business, results of operations and financial condition.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on our business, results of operations and financial condition.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. The ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our business, results of operations and financial condition.

Exchange Rate fluctuations could have an adverse impact on our results of operations.

We generate all of our revenues in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of voyage and administrative expenses are denominated in currencies other than U.S. dollars. If our expenditures on such costs and fees were significant, and the U.S. dollar were weak against such currencies, our business, results of operations, cash flows, financial condition and ability to pay dividends could be adversely affected.

Our directors and officers may in the future hold direct or indirect interests in companies that compete with us.

Our directors and officers have a history of involvement in the shipping industry and some of them currently, and some of them may in the future, directly or indirectly, hold investments in companies that compete with us. In that case, they may face conflicts between their own interests and their obligations to us.

It is possible that our directors and officers will not be influenced by their interests in or affiliation with other shipping companies, or our competitors, and seek to cause us to take courses of action that might involve risks to our other shareholders or adversely affect us or our shareholders. However, we have written policies in our Code of Conduct to address such situations if they arise.

We may be unable to retain key management personnel, which may negatively impact the effectiveness of our management and our results of operations.

Heidmar is a people-based business and people are vital to its success. Our success will depend to a significant extent upon the abilities and efforts of the following personnel: Pankaj Khanna, Niki Fotiou, Andreas Konialidis, Justin Sims-Sterling, Gerry Ventouris, Navin Arjun Soni, Deepak Laishram and Nick Andriopoulos. They and members of the board of directors are crucial to the execution of its business strategies and to the growth and development of Heidmar’s business. If these individuals were no longer to be affiliated with Heidmar, or if Heidmar were to otherwise cease to receive advisory services from them, Heidmar may be unable to recruit other management personnel with equivalent talent and experience, and its business and financial condition may suffer as a result. Inadequate policies and reward structures could incentivize negative behaviors, create internal conflict, lead to reputational damage or contribute to failure in attracting and/or retaining personnel. Lack of appropriate consideration of environmental and social issues could also contribute to any inability to attract and retain skilled personnel.

An over-supply of vessel capacity may lead to reductions in charter hire rates, vessel values and profitability.

The supply of vessels generally increases with deliveries of new vessels and decreases with the recycling of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. An over-supply of vessel capacity, combined with a decline in the demand for such vessels, may result in a reduction of charter hire rates. Generally, increased competition in the form of increases in newbuild orders at shipyards and/or new shipowner entrants to the tanker shipping market may negatively affect the number of vessels available to us. Upon the expiration or termination of customers’ vessels’ current charters, if we are unable to re-charter these vessels at rates sufficient to allow us to operate these vessels profitably or at all such inability, would have a material adverse effect on our revenues and profitability.

Any decrease in shipments of crude oil may adversely affect our financial performance.

The demand for our managed tankers derives primarily from demand for Arabian Gulf, West African, North Sea, Caribbean, Russian and U.S. Shale crude oil, which, in turn, primarily depends on the economies of the world’s industrial countries and competition from alternative energy sources. Any decrease in shipments of crude oil or change in trade patterns from these geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

•	increased crude oil production from other areas;

•	increased refining capacity in the Arabian Gulf or West Africa;

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West Africa;

•	a decision by oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

•	armed conflict between Ukraine and Russia and related sanctions;

•	expansion of other sanctions programs maintained by the United States or other jurisdictions;

•	armed conflict in the Arabian Gulf and West Africa and political or other factors; and

•	the development, availability and the costs of nuclear power, natural gas, coal and other alternative sources of energy.

With crude oil as a particularly sensitive commodity in international trade and of first-rate significance in sanctions measures, we as a tanker management company are particularly exposed to the effects of trade embargoes and sanctions-related measures. Such measures may also negatively affect demand for our commercial management and other services.

In addition, volatile economic conditions affecting world economies may result in reduced consumption of oil products and a decreased demand for our managed vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.

A shift in consumer demand from oil towards other energy sources or changes to trade patterns for crude oil or refined oil products may have a material adverse effect on our business.

A significant portion of our earnings are related to the oil industry. The demand for our services depend on the level of activity in the oil industry, including oil companies’ willingness and ability to continue making operating and capital expenditures to explore, develop and produce crude oil and refined petroleum products, which are directly affected by trends in oil prices. A shift in or disruption of consumer demand from oil towards other energy sources such as electricity, natural gas, liquified natural gas, hydrogen or ammonia will potentially affect the demand for our managed vessels. A shift from the use of internal combustion engine vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position

“Peak oil” is the year when the maximum rate of extraction of oil is reached. Recent forecasts of “peak oil” range from the late 2020s to 2040, depending on economics and how governments respond to global warming. OPEC maintains that demand for oil will plateau around 2040, despite transition toward other energy sources. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy, as well shifts in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of crude oil or refined oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

The operation of tankers involves certain unique operational risks.

The operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

Further, our managed vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters and other bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our managed vessels suffer damage, they may need to be repaired at a drydocking facility. While we are not financially responsible for the drydocking and repair of our managed vessels in the event of damages, the loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our managed vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our managed vessels, we may be unable to prevent any such damage, costs or loss which could negatively impact our business, financial condition, results of operations, cash flows and ability to pay dividends.

Our business has inherent operational risks, which may not be adequately covered by insurance.

The vessels that we manage and charter and their cargoes are at risk of being damaged or lost because of events such as marine disasters, adverse weather conditions, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential changes in tax rates or policies, and the potential for government expropriation of our managed vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to the Heidmar Pools and our counterparties, which could impair their ability to make payments to us under our charters.

Heidmar and/or the Heidmar Subsidiaries generally maintain charters liability insurance, freight demurrage and defense insurance, charterers freight insurance and kidnap and ransom insurance in connection with our commercial management and operation.

Our counterparties may not be insured in amounts sufficient to address all risks and may not be able to obtain adequate insurance coverage for their vessels in the future or may not be able to obtain certain coverage at reasonable rates. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Such inadequacy of insurance could have a material adverse effect on our results of operations and financial condition.

Further, insurers may not pay particular claims. Our counterparties’ insurance policies contain deductibles for which they will be responsible and limitations and exclusions which may increase their costs or lower our revenues. Moreover, insurers may default on claims they are required to pay. Any of these factors could have a material adverse effect on our financial condition.

Inability to obtain or maintain adequate insurance coverage could adversely affect our results of operations.

As part of our overall risk management strategy we have obtained and maintain insurance coverage. Although we have been able to obtain reasonably priced insurance coverage to meet our requirements in the past, there is no assurance that we will be able to do so in the future. For example, catastrophic events can result in decreased coverage limits, more limited coverage, and increased premium costs or deductibles. If we are unable to obtain adequate insurance coverage, we may not be able to procure certain contracts or pursue certain business opportunities, which could materially adversely affect our financial position, results of operations, cash flows or liquidity.

Our operations outside the United States expose us to global risks, such as political instability, terrorist or other attacks, war and international hostilities, all of which may affect the tanker industry and adversely affect our business.

We are an international company and primarily conduct of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, may be adversely affected by changing economic, political and government conditions in the countries and regions where our managed vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as terrorist or other attacks, war (or threatened war) or international hostilities, such as those between Russia and Ukraine and most recently Israel and Hamas. Terrorist attacks, as well as the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in Ukraine and the Middle East may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets.

The military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum and drybulk products. This conflict has resulted in the United States, United Kingdom, and members of the European Union, among other countries, implementing sanctions on certain persons, entities, and activities connected to Russia. Some of these sanctions target the Russian oil sector, including a prohibition on the import of oil and refined petroleum products from Russia to the United States, United Kingdom and the European Union. We cannot foresee what other sanctions may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has risen significantly.

Additionally, since December 2023, there have been multiple drone and missile attacks on commercial vessels transiting international waters in the southern Red Sea by groups believed to be affiliated with the Yemen-based Houthi rebel group purportedly in response to the ongoing military conflict between Israel and Hamas. Recent attacks on U.S. military installations in Jordan and other locations in the Middle East, the military actions by the U.S. government and certain of its allies against the Houthi rebel group, which the U.S. government believes to be supported by the government of Iran and the ongoing military conflict between Israel and Hamas continue to threaten the political stability of the region and may lead to further military conflicts, including continued hostile actions towards commercial shipping in the region. We cannot predict the severity or length of the current conditions impacting international shipping in this region and the continuing disruption of the trade routes in the region of the Red Sea. It is also possible that these conditions could have a material and adverse impact on our financial condition, results of operations, and future performance.

Governments may also turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated the United States may seek to implement more protective trade measures. There is significant uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their charters with us. This could have a material adverse effect on our business, results of operations or financial condition.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Red Sea in connection with the conflict between Israel and Hamas. Acts of terrorism and piracy have also affected vessels trading in regions such as the Black Sea, the South China Sea, the Gulf of Guinea off the coast of West Africa and the Gulf of Aden off the coast of Somalia.

In February of 2022, President Biden and several European leaders also announced various economic sanctions against Russia in connection with its invasion of Ukraine, which may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. The Russian Foreign Harmful Activities Sanctions program includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap, but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures, which may, among other things, impair or prevent certain of our counterparties from performing their obligations under contracts with us or with the pools in which our managed vessels operate.

Any of these occurrences could have a material adverse impact on our future performance, results of operations, cash flows, financial position and our ability to pay any cash distributions to our stockholders.

Our future results of operations will be subject to seasonal fluctuations, which may adversely affect our financial condition.

We have recently expanded our services to include dry bulk operating pools, and those dry bulk vessels may operate in markets that have historically exhibited seasonal variations in demand, particularly in the Capesize segment given its share of the iron ore trade, and, as a result, in charter hire rates. As China is the most significant market for dry bulk shipping, the public holidays in relation to the Chinese New Year during the first quarter usually results in a decrease in market activity during this period. In addition, unpredictable and adverse weather conditions and patterns in the Southern Hemisphere, which often occur during the first quarter, have had a negative impact on iron ore exports from Australia and from Brazil. Further, certain of the largest iron ore producers in Brazil usually schedule maintenance works on their plants in the first quarter, which also results in a decrease in iron ore export from Brazil. In addition, Australia had some wet and inclement weather for the three months ending March 31, 2023, which further exacerbated the seasonal low. Both Australia and Brazil are very important loading areas for Capsize and Panamax vessels. This seasonality may affect our business, results of operations, financial condition, and could affect our ability to pay dividends, if any, in the future.

As we expand our business, we may have difficulty managing our growth, which could increase expenses.

We plan to grow our business by continuing to develop our relationships with vessel owners and charterers and potentially by selective acquisitions, joint ventures or strategic expansion into complementary service offerings.

We may, from time to time, selectively pursue new business lines, strategic acquisitions or joint ventures we believe are complementary to our business. Existing as well as new projects entail opportunity and risk. Any strategic transaction that is a departure from our historical operations in the tanker shipping industry could present unforeseen challenges and result in a competitive disadvantage relative to our more established competitors. In March 2024, we acquired Landbridge Ship Management (HK) Limited, a technical manager of vessels, and have since expanded our services to technical management. We cannot assure you that our expansion into this business line will be successful, and our inability to realize the anticipated benefits of the acquisition may affect our results of operations and financial condition.

There is always a possibility that intended transactions may not conclude due to various execution risks related to, but not limited to, documentation, inspection of the vessels and/or class records and due diligence. Thus, there may be certain external and third-party costs, including for example, the costs of legal and/or financial advisers, carried by us that are not recoverable.

We will operate dry bulk vessels worldwide and the dry bulk business has inherent operational risks, which may reduce our revenue or increase our expenses.

Our expansion into the management and operation of dry bulk vessels exposes us to certain risks particular to these vessels. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may damage the vessel, which can be expensive and, if not repaired properly, could make the vessel more susceptible to breach at sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of the vessel. Any of these circumstances or events may have a material adverse effect on our business, results of operations and financial condition. In addition, the loss of any of our managed vessels could harm our reputation as a safe and reliable commercial management company.

Charter hire rates for dry bulk vessels are volatile, have fluctuated significantly in recent years, and may decrease below our cash break-even rates in the future, which may adversely affect our business, results of operations and financial condition.

As we expand into the management and operation of dry bulk vessels, we will be increasingly affected by the cyclicality and volatility of the dry bulk shipping industry. Time charter and spot market rates for dry bulk vessels have in the recent past declined below the operating costs of vessels. When we charter our managed vessels pursuant to time charters, we will be exposed to changes in charter rates for dry bulk carriers and such changes may adversely affect our earnings.

Charter rate fluctuations result from changes in the supply and demand for vessel capacity for the major commodities carried on water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable. Since we currently, and may continue to, charter our managed dry bulk carriers principally in the spot market, we are exposed to the cyclicality and volatility of the spot market. We may not be able to predict whether future spot rates will be sufficient to enable our managed vessels to be operated profitably.

Demand for dry bulk oceangoing vessels is dependent upon world economic growth, seasonal and regional changes in demand, changes to the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo transported by sea. Continued adverse economic, political or social conditions or other developments could further negatively impact charter rates and therefore have a material adverse effect in the future on our business and results of operations.

Factors that influence the supply of vessel capacity include:

•	the number of newbuilding orders and deliveries, including delays in vessel deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	port or canal congestion;

•	potential disruption, including supply chain disruptions, of shipping routes due to accidents or political events;

•	speed of vessel operation;

•	vessel casualties;

•	technological advances in vessel design and capacity;

•	the extent of scrapping or recycling of older vessels, depending, among other things, on scrapping or recycling rates and international scrapping or recycling regulations;

•	the price of steel and vessel equipment;

•	product imbalances (affecting the level of trading activity) and developments in international trade;

•	number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire;

•	availability of financing for new vessels and shipping activity;

•	changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	changes in environmental and other regulations that may limit the useful lives of vessels.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing dry bulk fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

Further, the market may fluctuate widely based on a variety of factors including changes in overall market movements, political and economic events, wars, including the ongoing conflict between Russia and Ukraine and Israel and Hamas, acts of terrorism, natural disasters (including disease, epidemics and pandemics) and changes in interest rates or inflation rates.

Shipbroking is a business largely transacted via personal relationships.

Shipbroking remains a business that is largely transacted via personal relationships, which are dependent upon quality service. The risk of technological change, disintermediation and increased consumer demands for enhanced technological offerings could render aspects of our current services obsolete, potentially resulting in a loss of customers. Relationships could be devalued and replaced by disruptive technology platforms which could result in increased competition, consequent price reductions and loss of revenue.

Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.

Our operations are particularly vulnerable to risks related to pandemics, epidemics or other infectious disease outbreaks and government responses thereto. COVID-19, which was initially declared a pandemic by the World Health Organization on March 11, 2020 and was declared no longer a global health emergency on May 5, 2023, negatively affected economic conditions, supply chains, labor markets, and demand for certain shipped goods both regionally and globally as a result of government efforts to combat the pandemic, including the enactment or imposition of travel bans, quarantines and other emergency public health measures.

The extent to which our business, the global economy and the petroleum product transportation industry may be negatively affected by future pandemics, epidemics or other outbreaks of infectious diseases is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) volatility in the demand for and price of oil and gas; (v) shortages or reductions in the supply of essential goods, services or labor; and (vi) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. We cannot predict the effect that an outbreak of any future infectious disease outbreak, pandemic or epidemic may have on our business, results of operations and financial condition, which could be material and adverse.

Safety, environmental, governmental and other requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse effect on our business and financial results.

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions where we operate the vessels we manage, and the country or countries in which the vessels we manage are registered. These obligations address matters such as the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions (including greenhouse gases), and water discharges and ballast and bilge water management. The regulations applicable to us and the vessels we manage include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or the USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002, and regulations of the International Maritime Organization, or IMO, including the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL, including the designation thereunder of Emission Control Areas, or ECAs, the International Convention on Civil Liability for Oil Pollution Damage of 1969, or CLC, and the International Convention on Load Lines of 1966. In particular, IMO’s Marine Environmental Protection Committee (“MEPC”) 73, amendments to Annex VI prohibiting the carriage of bunkers above 0.5% sulfur content in fuel on ships took effect March 1, 2020 and may cause us to incur substantial costs. Compliance with these regulations could have a material adverse effect on our business and financial results.

In addition, vessel classification societies and the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, also impose significant safety and other requirements on our managed vessels. In complying with current and future environmental requirements, vessel owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require vessel owners to incur significant capital expenditures on our managed vessels to keep them in compliance, or even to recycle or sell certain vessels altogether. While Heidmar does not bear the cost of ensuring our managed vessels comply with safety and environmental requirements, any additional costs or requirements could have a material adverse effect on our business.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage, costs related to litigation, and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings, and in March 2021, the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and promulgated new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, the SEC proposed a second set of rules aiming to curb the practice of “greenwashing” (i.e., making unfounded claims about one’s ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies. In March 2024, the SEC adopted its final rule, which requires standardized qualitative and quantitative disclosure about climate-related risks, expenditures and greenhouse gas emissions, among a long list of other items, by public companies and in public offerings. The final rule became effective on May 28, 2024, and compliance will be phased in over time for all companies with the compliance date dependent upon the status of the registrant.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. Such ESG corporate transformation calls for an increased resource allocation to serve the necessary changes in that sector, increasing costs and capital expenditure. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude companies involved in the oil transportation industry, such as us, from their investing portfolios altogether due to ESG factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries, the European Commission and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, taxonomy of ‘green’ economic activities, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, IMO’s MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur content of fuel oil from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identified levels of ambition to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy Efficiency Design Index (“EEDI”) for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping compared to 2008 levels, by at least 40% by 2030, pursuing efforts towards 70% by 2050,; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008, while pursuing efforts towards phasing them out entirely. On July 7, 2023, at the MEPC’s 80th session, the MEPC adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which, in part, includes (A) enhanced targets to reach net-zero greenhouse gas (“GHG”) emissions close to 2050; (B) a targeted uptake in use of zero or near-zero GHG emissions technologies and fuels to represent at least 5% (striving for 10%) of the energy used by international shipping by 2030; and (C) indicative check-points to reach net-zero GHG emissions from international shipping, with targets to reduce the total annual GHG emissions from international shipping by (i) at least 20% (striving for 30%) by 2030, as compared to 2008 and (ii) at least 70% (striving for 80%) by 2040, as compared to 2008. These regulations may cause us to incur additional substantial expenses in the future and therefore could impact the cost of our operations and adversely affect our business.

The European Commission has proposed adding shipping to the EU Emission Trading Scheme (“EU ETS”) as of 2023 with a phase-in period. It is expected that shipowners will need to purchase and surrender a number of emission allowances that represent their recorded carbon emission exposure for a specific reporting period. The person or organization responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the outset. Big offshore vessels of 5,000 gross tonnage and above will be included in the Monitoring, Reporting and Verification (“MRV”) of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Compliance with the Maritime EU ETS could result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

Territorial taxonomy regulations in geographies where we are operating and are regulatory liable, such as EU Taxonomy, might jeopardize the level of access to capital. For example, the EU has already introduced a set of criteria for economic activities which should be framed as ‘green’, called EU Taxonomy. The EU taxonomy is a classification regulatory system which attempts to identify environmentally sustainable economic activities. The requirement to deliver sustainability indicators under Article 8 of the Taxonomy Regulation is applicable as of January 1, 2022, to companies subject to the obligation to publish non-financial statements in accordance with Article 19a or Article 29a of the Accounting Directive 2013/34/EU. The Non-financial Reporting Directive (Directive 2014/95/EU, NFRD) is an amendment to the Accounting Directive (Directive 2013/34/EU). Under the NFRD, large listed companies, banks and insurance companies with more than 500 employees are required to publish reports on the policies they implement in relation to social responsibility and other sustainability related information (Act 14, Art. 1 and Art. 29a). Article 8 of the Taxonomy Regulation requires companies falling within the scope of the existing NFRD, and additional companies brought under the scope of the proposed Corporate Sustainability Reporting Directive, to report certain indicators on the extent to which their activities are sustainable as defined by the EU Taxonomy.

Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas or other alternative energy sources, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2023 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (ii) operational carbon intensity reduction requirements, based on a new operational Carbon Intensity Indicator (“CII”). The EEXI is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculated “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 also adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.

Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved Ship Energy Efficiency Management Plan, or SEEMP, on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session held on June 2021, entered into force on November 1, 2022 and became effective on January 1, 2023.

MPEC 76 adopted amendments to the International Convention on the Control of Harmful Anti-Fouling Systems on Ships, 2001, or the AFS Convention, which have been entered into force on January 1, 2023. From this date, all ships shall not apply or re-apply anti-fouling systems containing cybutryne on or after January 1, 2023; all ships bearing an anti-fouling system that contains cybutryne in the external coating layer of their hulls or external parts or surfaced on January 1, 2023 shall either: remove the anti-fouling system or apply a coating that forms a barrier to this substance leaching from the underlying non-compliance anti-fouling system.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. In addition to the peak oil risk from a demand perspective, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, scarcity of water resources, may negatively impact our operations. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Increased inspection procedures, tighter import and export controls and security standards could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. In addition, pursuant to the SOLAS Convention, dry bulk vessels and the ports in which we plan to operate are subject to the International Ship and Port Facility Security Code (“ISPS Code”), which is designed to enhance the security of ports and ships against terrorism. Inspection procedures may result in the seizure of contents of our managed vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002 (the “MTSA”), the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. These security procedures can result in the seizure of the contents of our managed vessels, delays in the loading, offloading or trans- shipment, and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers.

It is possible that changes to inspection procedures and security standards could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business results, results of operations and financial condition.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The safety and security of our managed vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, depend on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions.

We may experience threats to our data and systems, including malware and computer virus attacks, internet network scams, systems failures and disruptions. A cyberattack that bypasses our IT security systems, causing an IT security breach, could lead to a material disruption of our IT systems and adversely impact our daily operations and cause the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While we devote substantial resources to maintaining adequate levels of cybersecurity, our resources and technical sophistication may not be adequate to prevent all types of cyberattacks. We will continue to depend upon our ability to protect our information systems against damage or system interruptions from natural disasters, technical failures and other events beyond our control.

We rely on industry accepted security and control frameworks and technology to securely maintain confidential and proprietary information and personal data maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. A breach could be caused by an insider, an external party, inadequate physical security, insecure software development or inadequate supply chain management. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. In order to compete effectively and meet our clients’ needs, we will need to maintain our systems as well as invest in improved technology. Any significant interruption or failure of our information systems or any significant breach in the confidentiality, integrity or availability of our IT systems and data could adversely affect our business, results of operations and financial condition, cash flows and our reputation.

Cyberattacks against the Ukrainian government and other countries in the region have been reported in connection with the ongoing conflict between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. It is difficult to assess the likelihood of such a threat and any potential impact at this time. Further, as a result of generally increased remote working, the business has seen an increased volume of spam, targeted phishing type email and ransomware attacks. The recent identification of the Log4j vulnerability, the increased frequency of zero-day attacks and more sophisticated methods of attack are further examples of the risks we face.

Cybersecurity threats are of immediate concern, and constitute a potential risk to us, with contingent exposure to us and our subsidiaries.

Sanctions and embargoes imposed by the U.S. government, the European Union, the United Nations or other governmental authorities could prevent us from calling on certain ports or serving certain clients and could lead us to suffer monetary fines or penalties.

The shipping sector is high risk with respect to sanctions compliance. None of our managed vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in 2022 in violation of applicable sanctions. Although we intend to maintain compliance with all applicable sanctions, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that in the future our managed vessels may call on ports located in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected. We currently have written policies in place to avoid and/or minimize the possibility of such situations, and we also seek “sanctions clauses” when negotiating contracts with counterparties.

The laws and regulations of these different jurisdictions vary in their application and do not all apply to the same covered persons or proscribe the same activities. Some sanctions regimes with which we are required to comply provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. In addition, the evolving nature of sanctions laws and regulations require us to be diligent in maintaining compliance. The sanctions of each jurisdiction may be amended to increase or reduce the restrictions imposed over time, and the lists of persons and entities designated under these sanctions are amended frequently. Additional countries or territories, as well as additional persons or entities located, organized, or resident in those countries or territories, may in the future become the target of sanctions if such additional countries or territories become Sanctioned Jurisdictions. Changes to such laws or regulations, including the imposition of sanctions on new persons or entities could mean the loss of significant customers, restrictions on our ability to provide bunker procurement services to certain customers or in specific jurisdictions, or delays in processing and releasing payments through our banks during the resolution of any legal and regulatory compliance queries, any of which could have an adverse effect on our business, financial condition, results of operations and/or cash flows.

Our current or future counterparties may become, or may be owned, controlled, or affiliated with persons or entities that are or may be in the future become the subject of sanctions imposed by the U.S., E.U. or other governmental authorities to which we are subject. If we determine that such sanctions require us to terminate existing or future contracts to which we, or the Heidmar Pools, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, and/or we may suffer reputational harm. In addition, ports that we call on may have their country or other jurisdiction become subject to sanctions, which could prevent us from continuing to call on those ports.

As a result of Russia’s actions in Ukraine, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on the Crimea, Donetsk, and Luhansk regions of Ukraine, effectively making such regions Sanctioned Jurisdictions. Such sanctions also apply to entities owned or controlled by such designated persons or entities and to any persons or entities located, organized, or resident in any of the Sanctioned Jurisdictions. These sanctions adversely affect our ability to operate in the region and also restrict parties whose cargo we may carry.

During 2023, 17 of our currently managed vessels called at Russian ports under their time charters, to the extent permitted by sanctions. As of June 30, 2024, seven of our currently managed vessels continued to call, based on the previous three months of voyages, at Russian ports to the extent permitted by sanctions. In respect of the vessels that previously called at Russia ports, the respective charterers of such vessels changed the trade routes that such vessels were employed on so that such vessels now call on other ports outside of Russia. All of these vessels remain fully employed under their respective time charter agreements and no charterer has requested the early redelivery of any of these vessels.

Although we believe that we are and have been in compliance with all applicable sanctions laws and regulations in 2023, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and the scope of such sanctions may change quickly and without notice. Any such violation could result in reputational damages, fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us.

Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty and supply chain constraints.

Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, inflation has negatively impacted us by increasing our labor costs, through higher wages and higher interest rates, and operating costs. Supply chain constraints have led to higher inflation, which if sustained could have a negative impact on our product development and operations. If inflation or other factors were to significantly increase, our business operations may be negatively affected.

We are exposed to significant changes in interest rates. Any changes in interest rates will directly affect the cost of our financings, which are not on fixed interest rates, as well as our returns on investments. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all, in order to fund our operations or growth.

Inflation, including rising prices for items such as fuel, parts and components, freight, packaging, supplies, labor and energy, increases our operating costs. We do not currently use financial derivatives to hedge against volatility in commodity prices. We use market prices for materials, fuel, parts and components, and we may be unable to pass these rising costs onto our customers. To mitigate this exposure, we attempt to include cost escalation clauses in our longer-term marine transportation contracts, whereby we can largely pass certain costs, including fuel, through to our customers. Our results of operations and margin performance can be negatively affected if we are unable to mitigate the impact of these cost increases through contractual means or increase prices to sufficiently offset the effect of these cost increases.

Any failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, contract terminations and an adverse effect on our business, results of operations and financial condition.

We expect our managed vessels to operate in a number of countries, such as China, Brazil, Singapore and in some developing economies, including countries known to have a reputation for corruption, which can involve inherent risks associated with fraud, bribery and corruption and where strict compliance with anti-corruption laws may conflict with local customs and practices. As a result, we may be subject to risks under the U.S. Foreign Corrupt Practices Act, as amended, or the FCPA, the U.K. Bribery Act 2010, the Bermuda Bribery Act 2016 and similar laws in other jurisdictions that generally prohibit companies and their intermediaries from making, offering or authorizing improper payments to government officials for the purpose of obtaining or retaining business.

We are committed to doing business in accordance with applicable anti-corruption laws and have policies and procedures, including a code of business conduct and ethics, which are designed to promote legal and regulatory compliance with such laws and regulations. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. Our customers in relevant jurisdictions could seek to impose penalties or take other actions adverse to our interests. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our contracted senior management.

Natural or man-made disasters and other similar events may significantly disrupt our business and could have an adverse effect on our business, results of operations and financial condition.

Natural or man-made disasters, including earthquakes, power outages, fires, floods, nuclear disasters, terrorist attacks or other criminal activities or acts of crew malfeasance, may render it difficult or impossible for us to operate our business for some period of time. Any disruptions in our operations related to the repair or replacement of our managed vessels or disruption of or reduced demand for shipping could have a material adverse impact on our business, results of operations and financial condition. In addition, we may not carry business insurance sufficient to compensate for losses that may occur.

Acts of piracy on ocean-going vessels may have an adverse effect on our business, results of operations and financial condition.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Strait of Malacca, Arabian Sea, Red Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia, Sulu Sea, Celebes Sea and in the Gulf of Guinea. Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, in the Gulf of Guinea and the Strait of Malacca and with dry bulk vessels particularly vulnerable to these attacks. Acts of piracy could result in harm or danger to the crews that man our managed vessels. If these piracy attacks result in regions in which our managed vessels are deployed being characterized as “war risk” zones by insurers or Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and that coverage may become more difficult to obtain. In addition, crew costs, including due to employing on-board security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. Although we plan to obtain insurance to cover risks associated with piracy acts, we may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention or hijacking as a result of an act of piracy against our managed vessels, or an increase in cost, or unavailability, of insurance for our managed vessels, could have a material adverse effect on our business, results of operations and financial condition.

The smuggling of drugs or other contraband onto our managed vessels may lead to governmental claims against us.

We expect that our managed vessels will call on ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our managed vessels are found with drugs or contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, reputation and financial condition.

Maritime claimants could arrest or attach one or more of our managed vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by “arresting” or “attaching” a vessel through judicial or foreclosure proceedings.

This could require the payment of a large sum of money to have the arrest or attachment lifted and prevent the operation of the vessel until that payment is made. Accordingly, the arrest or attachment of one or more of our managed vessels could interrupt the cash flows of the charterer and/or our cash flow and have an adverse effect on our business, results of operations and financial condition. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel in our pool for claims relating to another vessels with the same owner.

Governments could requisition our managed vessels during a period of war or emergency, which could negatively impact our business, results of operations and financial condition.

A government could requisition one or more of our managed vessels for title or for hire, and any such requisition could interrupt our cash flow and operations. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Government requisition of one or more of our managed vessels may negatively impact our business, results of operations and financial condition, and reduce the amount of cash we may have available for distribution as dividends to our shareholders, if any such dividends are declared.

The announcement and pendency of the Business Combination could adversely affect our business, cash flows, financial condition or results of operations.

The announcement and pendency of the Business Combination could cause disruptions in and create uncertainty surrounding our business, including our relationships with existing and future customers, suppliers and employees. This could have an adverse effect on our business, cash flows, financial condition or results of operations, irrespective of whether the Business Combination is completed. Our business relationships may be subject to disruption as customers, suppliers and other persons with whom we have a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships or consider entering into business relationships with other parties. The risk, and adverse effect, of any such disruptions could be exacerbated by a delay in the consummation of the Business Combination.

Risks involved with operating ocean-going vessels could result in the loss of life or harm to our seafarers, environmental accidents or affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	loss of life or harm to seafarers;

•	a marine accident or disaster;

•	environmental accidents and pollution;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an accident or oil spill or other environmental disaster may harm our reputation as a safe and reliable pool manager.

Risks Related to Holdings Becoming a Public Company

There can be no assurance that the Holdings Shares will be approved for listing on Nasdaq or any other national securities exchange, or that Holdings will be able to comply with the continued listing standards of Nasdaq or any other national securities exchange.

In connection with the Closing, Holdings intends to list the Holdings Shares on Nasdaq or another national securities exchange under the symbol “HMR”. If, after the Business Combination, Nasdaq delists Holdings’ shares from trading on its exchange for failure to meet the listing standards and Holdings is not able to list its shares on another national securities exchange, Holdings expects its shares could be quoted on an over-the-counter market. If this were to occur, Holdings and its shareholders could face significant material adverse consequences including:

•	a limited availability of market quotations for Holdings Shares;

•	reduced liquidity for Holdings Shares;

•

a determination that the Holdings Shares are “penny stock,” which would require brokers trading the Holdings Shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for Holdings Shares;

•	a limited amount of news and analyst coverage for Holdings; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Holdings is an emerging growth company and will therefore be subject to reduced reporting requirements that may make the Holdings Shares less attractive to investors.

Following the consummation of the Business Combination, Holdings will be an emerging growth company, as defined in the JOBS Act. For as long as Holdings continues to be an emerging growth company, it may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including exemption from compliance with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, an emerging growth company’s auditor is exempt from the requirement to communicate critical audit matters in the auditor’s report. Holdings will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (x) during which the fifth anniversary of the Closing occurs (the Closing being the date of the first sale of securities under the Registration Statement of which this proxy statement/prospectus is a part), (y) in which Holdings has total annual gross revenue of at least $1.235 billion or (z) in which Holdings is deemed to be a large accelerated filer (which means the market value of Holdings Shares held by non-affiliates exceeds $700.0 million as of the last Business Day of the second fiscal quarter of that fiscal year), and (ii) the date on which Holdings has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Holdings may elect to avail itself of this exemption from new or revised accounting standards in the future and, therefore, Holdings would not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Holdings cannot predict if investors will find Holdings Shares less attractive because Holdings may rely on these exemptions. If some investors find the Holdings Shares less attractive as a result, there may be a less active trading market for the Holdings Shares and its market price may be more volatile.

Holdings will be a “controlled company” within the meaning of the Nasdaq rules and will be exempt from certain corporate governance requirements as a result.

Immediately following the completion of the Business Combination, Heidmar Shareholders who are not U.S. persons, will control a majority of the voting power of the outstanding Holdings Shares.

As a result, Holdings will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors of Holdings (the “Holdings Board”) consist of “independent directors” as defined under the rules of Nasdaq;

•	the requirement that the Holdings Board form a compensation committee composed of at least two independent directors with a written charter addressing the committee’s responsibilities; and

•

the requirement that nominees of the Holdings Board be selected by either (a) independent directors constituting a majority of the Holdings Board’s independent directors or (b) a nominations committee comprised solely of independent directors.

Following the Business Combination, Holdings intends to utilize some or all of these exemptions. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Holdings will be a “foreign private issuer” under U.S. securities laws, which exempts it from certain reporting and other obligations and could make the Holdings Shares less attractive to some investors.

Following the Business Combination, Holdings will be a “foreign private issuer,” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). This means that the information Holdings will be required to publicly disclose will be different from those required of domestic public companies, including the following.

•	Holdings will not have to provide certain information as often or as quickly as domestic filers, including quarterly reports on Form 10-Q or current reports on Form 8-K.

•

Holdings’ directors, officers and Affiliates (its “insiders”) will not be subject to the provisions of Section 16 of the Exchange Act requiring disclosure of stock purchases and sales, which means investors will have less information in this regard than they do about MGO or other domestic public companies.

•	Holdings’ insiders also won’t be subject to the “short swing” profit liability in Section 16 of the Exchange Act.

•

Holdings will not be subject to the provisions of the Exchange Act regulating the solicitation of proxies, and its proxy statements are not subject to review by the SEC, which means there may be less public information regarding Holdings and its governance than for MGO or other domestic companies.

•	Holdings will not be subject to the selective disclosure rules relating to material nonpublic information under Regulation FD.

Holdings will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, Holdings intends to publish its results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information Holdings is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer. Further, these factors could the Holdings Shares less attractive to some investors or otherwise harm its share price.

Holdings is permitted to follow certain “home country” governance practices in the Marshall Islands rather than the corporate governance requirements of the Nasdaq.

As a foreign private issuer, Holdings will have the option to follow certain home country corporate governance practices rather than those of the Nasdaq, provided that Holdings discloses the requirements it is not following and describe the home country practices it is following. Holdings intends to rely on this “foreign private issuer exemption” with respect to Nasdaq rules requiring shareholder approval. Holdings may in the future elect to follow home country practices with regard to other matters. As a result, Holdings’ shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Holdings may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

At the Closing of the Business Combination, Holdings will be a foreign private issuer, which means it will not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act that are applicable to domestic companies. A company’s foreign private issuer status is determined annually on the last Business Day of its most second fiscal quarter, and, accordingly, the next determination will be made with respect to Holdings on June 30, 2025. In the future, Holdings would lose its foreign private issuer status if (a) more than 50% of its outstanding voting securities are owned by U.S. residents and (b) one of the following three things are true: (1) a majority of its directors or executive officers are U.S. citizens or residents, (2) it administers its business principally from the United States or (3) a majority of its assets are located in the United States. If Holdings loses its foreign private issuer status, it would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. Holdings would also have to mandatorily comply with U.S. federal proxy requirements, and Holdings’ officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, Holdings would lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, Holdings would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

The requirements of being a public company may strain Holdings’ resources, divert Holdings management’s attention and affect Holdings’ ability to attract and retain qualified board members.

Holdings will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, Nasdaq listing requirements and other applicable securities rules and regulations. As such, Holdings will incur additional legal, accounting and other expenses following the completion of the Business Combination. These expenses may increase even more once Holdings no longer qualifies as an “emerging growth company.” The Exchange Act requires, among other things, that Holdings file annual and current reports with respect to its business and operating results. The Sarbanes-Oxley Act requires, among other things, that Holdings maintains effective disclosure controls and procedures and internal control over financial reporting. Holdings may need to hire more employees post-Business Combination or engage outside consultants to comply with these requirements, which will increase its post-Business Combination costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Holdings expects these laws and regulations to increase its legal and financial compliance costs after the Business Combination and to render some activities more time-consuming and costly, although Holdings is currently unable to estimate these costs with any degree of certainty.

Many members of Holdings’ management team will have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Holdings’ management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing its growth strategy, which could prevent Holdings from improving its business, financial condition and results of operations. Furthermore, Holdings expects these rules and regulations to make it more difficult and more expensive for Holdings to obtain director and officer liability insurance, and consequently Holdings may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on its business, financial condition, results of operations and prospects. These factors could also make it more difficult for Holdings to attract and retain qualified members of its board of directors, particularly to serve on Holdings’ finance and audit committee and nomination and compensation committee, and to attract and retain qualified executive officers.

As a result of disclosure of information in filings required of a public company, Holdings’ business and financial condition will become more visible, which Holdings believes may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, Holdings’ business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in Holdings’ favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on its business, financial condition, results of operations, prospects and reputation.

Holdings’ failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the Closing could have a material adverse effect on its business.

Heidmar is currently not subject to Section 404 of the Sarbanes-Oxley Act. However, following the Closing, Holdings will be required to provide management’s attestation on internal controls. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of Heidmar as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination. If Holdings is not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of its securities.

Risks Related to the Holdings Shares

Upon completion of the Business Combination, MGO Stockholders will become shareholders of Holdings, and the market price for the Holdings Shares may be affected by factors different from those that historically have affected MGO.

Upon completion of the Business Combination, MGO Stockholders will become shareholders of Holdings. Holdings’ business differs from that of MGO, and, accordingly, the results of operations of Holdings will be affected by some factors that are different from those currently affecting the results of operations of MGO. Holdings is a holding company incorporated in the Marshall Islands, and, after the consummation of the Business Combination, will have as its direct subsidiaries MGO and Heidmar. Heidmar is engaged in tanker pooling, commercial and asset management, and time charters, businesses quite distinct from those that MGO currently operates. Holdings’ business and results of operations will, therefore, be affected by operating, industry and regional risks to which MGO is not currently exposed. For a discussion of the future business of Holdings currently conducted and proposed to be conducted by Heidmar, see “Information About Heidmar.”

Future sales of Holdings Shares, including resales by the Heidmar Shareholders and other significant shareholders, may cause the market price of the Holdings Shares to drop significantly, even if Holdings’ business is doing well.

Under the Business Combination Agreement, after the Closing, it is anticipated that existing Heidmar Shareholders will hold 91.85% of the Holdings Shares, the MGO Principals will hold     % of the Holdings Shares, and Maxim will hold 2.49% of the Holdings Shares, without taking into account the issuance of any Earnout Shares. All of these Holdings Shares will be issued to these holders pursuant to the Registration Statement that Holdings will file in connection with the Business Combination, and therefore will be freely tradable by their holders, subject in certain cases to the restrictions applicable to “control securities” under U.S. securities laws. The Holdings Shares held by the Heidmar Shareholders and the MGO Principals will also be subject to lock-up/leak-out agreements between these holders and Holdings, pursuant to which the Heidmar Shareholders, and the MGO Principals will be restricted from transferring their shares for four months after the Closing and have limits on the number of shares they may sell during the fifth and sixth month after the Closing, subject to certain customary exceptions.

The sale by these holders of substantial quantities of Holdings Shares, or the market’s perception that such a sale is pending, could cause a significant decrease in the price of the Holdings Shares. This could occur as the expiration of the lock-up or leak-out periods approach, upon an announcement of the waiver of the lock-up/

leak-out restrictions applicable to some or all of the shares or for other reasons. Any of these could have the effect of increasing the volatility in, or putting significant downward pressure on, the price of Holdings Shares. See “Shares Eligible for Future Sale.”

In addition, Holdings could seek to issue new Holdings Shares for sale or as consideration for an acquisition, which could also cause the market price of Holdings Shares to decline or impair Holdings’ ability to raise capital through a future sale of, or pay for acquisitions using, Holdings’ equity securities.

The future exercise of registration rights may adversely affect the market price of Holdings’ securities.

In connection with the Transactions Holdings will enter into a Registration Rights Agreement with the Heidmar Shareholders (each, a “Holder”). Pursuant to the Registration Rights Agreement, Holdings has agreed to file a Registration Statement with the SEC for the resale by the Holders from time-to-time of their Holdings Shares. The Holders will also be entitled to demand that Holdings engage in an underwritten offering of their Holdings Shares and will also have certain “piggy-back” registration rights with respect to registration statements filed for other offerings by Holdings. The presence of these additional Holdings Shares trading in the public market may have an adverse effect on the market price of Holdings’ securities.

The market price of Holdings Shares may be volatile, and you may lose all or part of your investment.

Immediately following completion of the Business Combination and the other Transactions, Holdings will have    Holdings Shares outstanding, including    Holdings Shares that will be freely tradable without restriction. Sales by Holdings or Holdings’ shareholders of a substantial number of Holdings Shares, the issuance of Holdings Shares as consideration for acquisitions, or the perception that these sales might occur, could cause the market price of the Holdings Shares to decline or could impair Holdings’ ability to raise capital through a future sale of, or pay for acquisitions using, Holdings’ equity securities.

The market price of the Holdings Shares may be volatile, because of actual and perceived changes specific events regarding Holdings’ business, financial performance and prospects, general economic events and conditions, and general volatility in the stock market. The factors that could cause fluctuations in Holdings’ share price may include, among other factors (including those discussed in this “Risk Factors” section) the following:

•	actual or anticipated fluctuations in Holdings’ results of operations;

•	variance in Holdings’ financial performance from the expectations of market analysts or others;

•	announcements by Holdings or Holdings’ competitors of significant business developments, changes in significant customers, acquisitions or expansion plans;

•	Holdings’ involvement in litigation;

•	Holdings’ sale of Holdings Shares or other securities in the future;

•	market conditions in Holdings’ industry;

•	changes in key personnel;

•	the trading volume of Holdings’ Common Shares;

•	the sale of a substantial number of Holdings Shares by Holdings or its shareholders, or the perception that such a sale may occur;

•	changes in the estimation of the future size and growth rate of Holdings’ markets; and

•	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of the Holdings Shares, regardless of Holdings’ operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If Holdings was involved in any similar litigation, Holdings could incur substantial costs and Holdings’ management’s attention and resources could be diverted.

Volatility in Holdings’ share price could subject Holdings to securities class action litigation.

The market price of the Holdings Shares may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. Holdings may be the target of this type of litigation and investigations. Securities litigation against Holdings could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm Holdings’ business.

An active trading market for the Holdings Shares may not be sustained to provide adequate liquidity.

An active trading market may not be sustained for Holdings Shares. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair Holdings’ ability to raise capital by selling Holdings Shares and may impair Holdings’ ability to acquire other companies by using Holdings’ shares as consideration.

Holdings is a holding company that depends on the ability of its subsidiaries to distribute funds to it in order to satisfy its financial and other obligations.

Holdings is a holding company that has no significant assets other than cash and the equity of its subsidiaries. Holdings’ ability to pay dividends and fulfill respective financial obligations depends on the performance of its subsidiaries and their ability to distribute funds to Holdings. The ability of Holdings’ subsidiaries to make these distributions may become subject to restrictions contained in those subsidiaries’ financing agreements and could be affected by a claim or other action by a third party, including a creditor, or by Marshall Islands law which regulates the payment of dividends by companies. If Holdings is unable to obtain sufficient funds from its subsidiaries to satisfy future liquidity requirements and/or to finance future operations or if for other reasons its subsidiaries are unable to upstream funds to it, Holdings may not be able to pay dividends.

Holdings’ ability to pay dividends is subject to limitations and risks that could cause those dividends to be lower than expected or to not be paid at all.

Holdings has never declared or paid any dividends on the Holdings Shares. Heidmar, which will be a wholly owned subsidiary of Holdings immediately following the Closing, paid an aggregate of $25 million in dividends in 2023 and did not pay any dividends in 2022. Heidmar has not yet paid any dividends in 2024, however the Business Combination Agreement requires Heidmar to have at least $10 million of cash and accounts receivable at Closing, and Heidmar expects to pay a dividend to the Heidmar Shareholders prior to Closing equal to its cash and accounts receivable in excess of that amount.

Any payment of any dividends by Holdings will be subject to certain limitations and qualifications including that:

•

Holdings intends to pay any dividends from its operating surplus, less amounts it retains to fund its expansion, for debt repayment and for other corporate purposes, as determined by Holdings’ management and board of directors;

•	the declaration and payment of dividends will be subject at all times to the discretion of the Holdings Board;

•

the timing and amount of dividends will depend on Holdings’ earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in its loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors; and

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the requirements of Marshall Islands law, which generally prohibits the payment of dividends other than from surplus, while a company is insolvent, or if it would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net income for the fiscal year in which the dividend is declared, and for the preceding fiscal year.

In addition, Holdings’ ability to pay any dividends is subject to and can be diminished by the risks set forth in this “Risk Factors” section, any of which could result in Holdings being unable to pay its expected dividends or any dividends at all. If Holdings fails to pay dividends at the expected rate, the value of Holdings Shares will decrease, and you could lose some or all of your investment.

Please see the section entitled “Price Range of Securities and Dividends—Holdings” for a description of Holdings’ dividend policy.

Investors may suffer adverse tax consequences in connection with the acquisition, ownership and disposal of the Holdings Shares.

The tax consequences in connection with the acquisition, ownership and disposal of the Holdings Shares may differ from the tax consequences in connection with the acquisition, ownership and disposal of securities in another entity and may also differ depending on such an investor’s respective circumstances including, without limitation, where such an investor is a tax resident. Any such tax consequences could be materially adverse to such an investor and therefore, such an investor should seek its own tax advice in respect of the tax consequences in connection with the acquisition, ownership and disposal of the Holdings Shares.

The number of issued Holdings Shares may fluctuate substantially, which could lead to adverse tax consequences for the holders thereof.

It may be that the number of issued and outstanding Holdings Shares fluctuates substantially. This may have an impact on interests and certain thresholds that are relevant for investors’ tax purposes and positions, also dependent on their respective circumstances. The potential tax consequences in this regard could potentially be material, and therefore, investors should seek their own tax advice with respect to the tax consequences in connection with the acquisition, ownership and disposal of the Holdings Shares.

If securities or industry analysts do not publish research or reports about Holdings’ business, or if they issue an adverse or misleading opinion regarding Holdings Shares, the market price and trading volume of Holdings Shares could decline.

The trading market for Holdings Shares will be influenced by the research and reports that industry or securities analysts publish about Holdings or Holdings’ business. Holdings does not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of Holdings, the trading price for Holdings Shares would be negatively impacted. In the event Holdings obtains securities or industry analyst coverage, if any of the analysts who cover Holdings issue an adverse or misleading opinion regarding Holdings, Holdings’ business model, Holdings’ intellectual property or Holdings’ stock performance, or if Holdings’ results of operations fail to meet the expectations of analysts, Holdings’ stock price would likely decline. If one or more of these analysts cease coverage of Holdings or fail to publish reports on Holdings regularly, Holdings could lose visibility in the financial markets, which in turn could cause Holdings’ stock price or trading volume to decline.

Investor confidence and the market price of Holdings’ shares may be adversely impacted if Holdings’ management is unable to establish and maintain an effective system of internal control over financial reporting.

Holdings will become a U.S. public company subject to the reporting requirements of the U.S. Securities and Exchange Commission (the “SEC”), following the completion of the Business Combination. SEC rules require a public company, to include a report from management of its internal control structure and procedures for financial reporting in that company’s annual report on Form 10-K or Form 20-F that contains an assessment by management of the effectiveness of its internal controls over financial reporting. This requirement will first apply to Holdings’ annual report on Form 20-F for the fiscal year ending on December 31, 2024. In addition, independent registered public accountants of a public company must report on the effectiveness of that company’s internal controls over financial reporting after that company loses emerging growth company status and has met accelerated filer status. Holdings’ management may not conclude that its internal controls over financial reporting are effective. Moreover, even if Holdings’ management does conclude that its internal controls over financial reporting are effective, if its independent registered public accountants are not satisfied with its internal control structure and procedures, the level at which its internal controls are documented, designed, operated or reviewed, or if the independent registered public accountants interpret the requirements, rules or regulations differently from Holdings’ management, they may not concur with its management’s assessment or may not issue a report that is unqualified. Any of these outcomes could result in an adverse reaction in the financial markets due to a loss of investor confidence in the reliability of Holdings’ financial statements, which could lead to a decline in the market price of its shares. Further, the total cost of Holdings’ initial compliance and the future ongoing costs of complying with U.S. public company requirements will be substantial.

Currently, there is no public market for the Holdings Shares. MGO Stockholders cannot be sure that an active trading market will develop for the Holdings Shares, the market price they will receive or that Holdings will successfully obtain authorization for listing on the Nasdaq.

As part of the Business Combination, each issued and outstanding MGO Share will be converted into the right to receive one Holdings Common Share. Holdings is a newly formed entity, and prior to this transaction it has not issued any securities in the U.S. markets or elsewhere. Further, extensive information about Holdings, its businesses or its operations has not previously been publicly available. MGO and Holdings have agreed to cause the Holdings Shares to be issued in the Business Combination to be approved for listing on the Nasdaq prior to the effective time of the Business Combination. However, the listing of shares on the Nasdaq does not ensure that a market for the Holdings Shares will develop or the price at which the shares will trade. No assurance can be provided as to the demand for or trading price of the Holdings Shares following the Closing and the Holdings Shares may trade at a price less than the current market price of the MGO Shares.

Even if Holdings is successful in developing a public market, there may not be enough liquidity to enable shareholders to sell their common shares. If a public market for the Holdings Shares does not develop, investors may not be able to re-sell their common shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. Holdings cannot predict the extent to which investor interest in Holdings will lead to the development of an active, liquid trading market. The trading price of and demand for the Holdings Shares following completion of the Business Combination and the development and continued existence of a market and favorable price for the Holdings Shares will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results and prospects of Holdings, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the Holdings Shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the Holdings Shares. Many of these factors and conditions are beyond the control of Holdings or Holdings shareholders.

Recent market volatility could impact the share price and trading volume of Holdings’ securities.

The trading market for Holdings’ securities could be impacted by recent market volatility. Recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or short squeezes, and strong and atypical retail investor interest in the markets may impact the demand for Holdings Shares.

A possible “short squeeze” due to a sudden increase in demand of Holdings Shares that largely exceeds supply may lead to price volatility in Holdings Shares. Investors may purchase Holdings Shares to hedge existing exposure or to speculate on the price of the Holdings Shares, which may involve both long and short exposures. To the extent aggregate short exposure exceeds the number of Holdings Shares available for purchase, investors with short exposure may have to pay a premium to repurchase Holdings Shares for delivery to lenders. Those repurchases may in turn, dramatically increase the price of the Holdings Shares. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in the Holdings Shares that are not directly correlated to the operating performance of Holdings.

If the Holdings Shares are not eligible for deposit and clearing within the facilities of the Depository Trust Company, then Transactions in the Holdings Shares may be disrupted.

The facilities of the Depository Trust Company (“DTC”) are a widely used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. Holdings expects that Holdings Shares will be eligible for deposit and clearing within the DTC system. Holdings expects to enter into arrangements with DTC whereby it will agree to indemnify DTC for stamp duty that may be assessed upon it as a result of its service as a depository and clearing agency for the Holdings Shares. Holdings expects these actions, among others, will result in DTC agreeing to accept the Holdings Shares for deposit and clearing within its facilities.

DTC is not obligated to accept Holdings Shares for deposit and clearing within its facilities in connection with the listing and, even if DTC does initially accept Holdings Shares, it will generally have discretion to cease to act as a depository and clearing agency for Holdings Shares.

If DTC determines at any time after the completion of the Transactions and the listing that the Holdings Shares were not eligible for continued deposit and clearance within its facilities, then Holdings believes the Holdings Shares would not be eligible for continued listing on a U.S. securities exchange and trading in the shares would be disrupted. While Holdings would pursue alternative arrangements to preserve its listing and maintain trading, any such disruption could have a material adverse effect on the market price of the Holdings Shares.

Risks Related to Holdings’ incorporation in the Marshall Islands

Holdings is incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and, as a result, shareholders may have a more limited ability to protect their interests.

Holdings’ corporate affairs are governed by its amended and restated Articles of Incorporation and amended and restated Bylaws and by the Marshall Islands Business Corporations Act (the “Business Corporations Act”). The provisions of the Business Corporations Act resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the Business Corporations Act. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the Business Corporations Act does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, Holdings’ public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

There is uncertainty as to whether the courts of the Marshall Islands would (a) recognize or enforce judgements of courts of the United States based on civil liability provisions of applicable United States securities laws or (b) impose liabilities in original actions brought in the Republic of the Marshall Islands, based on these laws. Furthermore, the level of legal protection in the United States may be lower than comparable jurisdictions and there may be fewer judicial cases in the Republic of the Marshall Islands interpreting the rights of creditors.

Holdings and Heidmar, as Marshall Islands corporations with principal executive offices in Greece, their operations may be subject to economic substance requirements.

In March 2019, the Council of the European Union, or the Council, published a list of non-cooperative jurisdictions for tax purposes, the 2019 Conclusions. In the 2019 Conclusions, the Republic of the Marshall Islands, among others, was placed by the E.U. on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was announced by the Council in October 2019 that the Marshall Islands had been removed from the list of non-cooperative jurisdictions. Bermuda and the British Virgin Islands were similarly added and subsequently removed from the list within 2019. In February 2023, the Marshall Islands was added again to the list of non-cooperative jurisdictions, along with the British Virgin Islands, among others. In October 2023, the Marshall Islands and the British Virgin Islands were again removed from the list of non-cooperative jurisdictions. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including, inter alia, increased monitoring and audits, withholding taxes and non-deductibility of costs. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. E.U. legislation prohibits E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.

Holdings and Heidmar are a Marshall Islands corporations with principal executive offices in Greece. The Marshall Islands have enacted economic substance regulations with which Holdings and Heidmar are obligated to comply. The Marshall Islands economic substance regulations require certain entities that carry out particular activities to comply with a three-part economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands.

If Holdings and Heidmar fail to comply with their obligations under such regulations or any similar law applicable to them in any other jurisdictions, they could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be struck from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to Holdings’ business and could have a material adverse effect on Holdings’ business, operating results, cash flows and financial condition.

The parties do not know (i) if the E.U. will act to add the Republic of the Marshall Islands to the list of non-cooperative jurisdictions, (ii) how quickly the E.U. would react to any changes in legislation or regulations of the relevant jurisdictions, or (iii) how E.U. banks or other counterparties will react while Holdings, Heidmar or any of their subsidiaries remain as entities organized and existing under the laws of listed countries. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by Holdings, Heidmar or any of their subsidiaries with any legislation adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on Holdings’ business, operating results, cash flows and financial condition.

Holdings’ articles of incorporation include forum selection provisions for certain disputes between Holdings and its shareholders, which could limit its shareholders’ ability to obtain a favorable judicial forum for disputes with it or its directors, officers, or employees.

Holdings’ articles of incorporation provide that, unless it consents in writing to the selection of an alternative forum, (A) to the fullest extent permitted by law, the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for any internal corporate claim, intra-corporate claim, or claim governed by the internal affairs doctrine, including (i) any derivative action or proceeding brought on behalf of Holdings,

(ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or shareholder of Holdings to Holdings or Holdings’ shareholders, and (iii) any action asserting a claim arising pursuant to any provision of the BCA or Holdings’ amended and restated articles of incorporation or amended and restated bylaws, and (B) the United States District Court for the Southern District of New York (or, if such court does not have jurisdiction over such claim, any other federal district court of the United States) shall be the sole and exclusive forum for all claims arising under the Securities Act or the Exchange Act, as applicable, and any rule or regulation promulgated thereunder, to the extent such claims would be subject to federal or state jurisdiction pursuant to the Securities Act or Exchange Act, as applicable, and after giving effect to clause (A) above. Therefore, to the fullest extent permitted by law, Holdings has selected the High Court of the Republic of the Marshall Islands as the exclusive forum for any derivative action alleging a violation of the Securities Act or Exchange Act. Although Holdings’ forum selection provisions shall not relieve it of its statutory duties to comply with the federal securities laws and the rules and regulations thereunder, and Holdings’ shareholders are not deemed to have waived compliance with such laws, rules, and regulations, as applicable, Holdings’ forum selection provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Holdings or its directors, officers, or other employees, and may increase the costs associated with such lawsuits, which may discourage lawsuits with respect to such claims.

It may not be possible for investors to serve process on or enforce U.S. judgments against Holdings or Heidmar.

Holdings and Heidmar are incorporated in jurisdictions outside the United States. and substantially all of their assets are located outside the United States. In addition, Holdings’ directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States.

As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon Holdings, Heidmar or their subsidiaries or their directors and officers, or to enforce a judgment against any of them for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which Holdings, Heidmar or their subsidiaries are incorporated or where their assets or the assets of their subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against Holdings or Heidmar based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against them based on those laws.

GENERAL INFORMATION

Presentation of Financial Information

This proxy statement/prospectus contains:

•

the audited consolidated financial statements of Heidmar as of and for the years ended December 31, 2023 and 2022 prepared in accordance with U.S. GAAP and in its presentation and functional currency of United States dollars;

•

the audited consolidated financial statements of MGO as of and for the years ended December 31, 2023 and 2022, prepared in accordance with U.S. GAAP in its presentation and reporting currency of United States dollars; and

•	the unaudited pro forma condensed combined financial information of Holdings as of and for the year ended December 31, 2023, prepared in accordance with Article 11 of Regulation S-X.

Unless indicated otherwise, financial data presented in this document has been taken from the audited consolidated financial statements of MGO included in this document, and the audited consolidated financial statements of Heidmar included in this document.

Holdings incorporated as a private company under the laws of the Marshall Islands on May 7, 2024 for the purpose of effectuating the Business Combination described herein. Holdings has no material assets and does not operate any businesses. Accordingly, no financial statements of Holdings have been included in this proxy statement/prospectus.

THE SPECIAL MEETING OF MGO STOCKHOLDERS

This proxy statement/prospectus is being provided to MGO Stockholders in connection with the solicitation of proxies by the MGO Board for use at the Special Meeting and at any adjournments or postponements thereof. MGO Stockholders are encouraged to read this entire document carefully, including its annexes, for more detailed information regarding the Business Combination Agreement and the Transactions.

Date, Time and Place of the Special Meeting

The Special Meeting is scheduled to be held virtually via live webcast at www.    , on     , 2024 beginning at     , Eastern Time, unless postponed to a later date.

MGO has elected to hold the Special Meeting solely by means of remote communication via live webcast. MGO Stockholders will be able to virtually attend and vote at the Special Meeting by visiting www.     , which is referred to as the “special meeting website.” MGO Stockholders must first register at the special meeting website in order to obtain a unique meeting invitation by electronic mail. MGO Stockholders may request access to the list of MGO Stockholders entitled to vote at the Special Meeting during the live webcast.

MGO has retained      to host the live webcast of the Special Meeting.

Matters to Be Considered at the Special Meeting

The purpose of the Special Meeting is to consider and vote on each of the following Proposals, each of which is further described in this proxy statement/prospectus:

•	Proposal 1: Adoption of the Business Combination Agreement. To consider and vote on the Business Combination Proposal; and

•	Proposal 2: Adjournment of the Special Meeting. To consider and vote on the Adjournment Proposal.

Recommendation of the MGO Board

The MGO Board unanimously recommends that MGO Stockholders vote:

•	Proposal 1: “FOR” the Business Combination Proposal; and

•	Proposal 2: “FOR” the Adjournment Proposal.

After careful consideration, the MGO Board unanimously: (i) determined that the terms of the Business Combination Agreement and the Transactions are fair to and in the best interests of MGO and its stockholders; (ii) declared advisable, approved and authorized in all respects the Business Combination Agreement, the performance of MGO of its obligations thereunder and the consummation of the Transactions, on the terms and subject to the conditions set forth in the Business Combination Agreement; and (iii) recommended that MGO Stockholders adopt the Business Combination Agreement. See “Proposals to be Considered by the MGO Stockholders.”

Record Date for the Special Meeting and Voting Rights

The Record Date to determine MGO Stockholders who are entitled to receive notice of and to vote at the Special Meeting or any adjournments or postponements thereof is     , 2024. As of the close of business on the Record Date, there were     MGO Shares issued and outstanding and entitled to vote at the Special Meeting.

Each MGO Stockholder is entitled to one vote for each MGO Shares such holder owned of record at the close of business on the Record Date with respect to each matter properly brought before the Special Meeting. Only MGO Stockholders of record at the close of business on the Record Date are entitled to receive notice of and to vote at the Special Meeting and any and all adjournments or postponements thereof.

Quorum; Abstentions and Broker Non-Votes

A quorum of MGO Stockholders is necessary to conduct the Special Meeting. The presence, virtually via the special meeting website or by proxy, of the holders of a majority of the issued and outstanding MGO Shares entitled to vote at the Special Meeting will constitute a quorum. MGO Shares represented at the Special Meeting by virtual attendance via the special meeting website or by proxy and entitled to vote, but not voted, including shares for which a MGO Stockholder directs an “abstention” from voting, will be counted for purposes of determining a quorum. However, because both of the proposals for consideration at the Special Meeting are considered “non-routine” matters under Nasdaq rules (as described below), shares held in “street name” will not be counted as present for the purpose of determining the existence of a quorum unless the MGO Stockholder provides their bank, broker or other nominee with voting instructions for at least one of the Proposals at the Special Meeting. If a quorum is not present, the Special Meeting will be adjourned or postponed until the holders of the number of MGO Shares required to constitute a quorum attend.

Under Nasdaq rules, banks, brokers or other nominees who hold shares in “street name” on behalf of the beneficial owner of such shares have the authority to vote such shares in their discretion on certain “routine” proposals when they have not received voting instructions from the beneficial owners. However, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to matters that under Nasdaq rules are “non-routine.” This can result in a “broker non-vote,” which occurs on an item when (i) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other “non-routine” proposals without instructions from the beneficial owner of the shares, and (ii) the beneficial owner fails to provide the bank, broker or other nominee with voting instructions on a “non-routine” matter. Both of the Proposals before the Special Meeting are considered “non-routine” matters under Nasdaq rules, and banks, brokers or other nominees will not have discretionary authority to vote on any matter before the Special Meeting. As a result, MGO does not expect any broker non-votes at the Special Meeting and if you hold your MGO Shares in “street name,” your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in accordance with the voting instructions provided by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote. Brokers will not be able to vote on either of the Proposals before the Special Meeting unless they have received voting instructions from the beneficial owners.

Required Votes

The vote required to approve the Business Combination Proposal, as described below, assumes the presence of a quorum at the Special Meeting. As described above, MGO does not expect there to be any broker non-votes at the Special Meeting.

Proposal	Required Vote	Effects of Certain Actions
Proposal 1: Business Combination Proposal	Approval requires the affirmative vote of the holders of a majority of the issued and outstanding MGO Shares entitled to vote at the Special Meeting on the Business Combination Proposal.	An abstention or other failure to vote on the Business Combination Proposal will have the same effect as a vote “AGAINST” the Business Combination Proposal.

Proposal 2: Adjournment Proposal	Approval requires the affirmative vote of the holders of a majority of the issued	Any shares not virtually present or represented by proxy (including due to

Proposal	Required Vote	Effects of Certain Actions
	and outstanding MGO Shares virtually present via the special meeting website or represented by proxy and entitled to vote at the Special Meeting.	the failure of a MGO Stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Adjournment Proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Special Meeting on the Adjournment Proposal to vote on the Adjournment Proposal will have the same effect as a vote “AGAINST” the Adjournment Proposal. In addition, if a MGO Stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Adjournment Proposal, it will have the same effect as a vote “AGAINST” the Adjournment Proposal.

Vote of MGO Directors and Executive Officers

As of     , the latest practicable date prior to the date of this proxy statement/prospectus, MGO directors and executive officers, and their Affiliates, as a group, owned and were entitled to vote    % of the total outstanding MGO Shares. MGO currently expects that all MGO directors and executive officers will vote their shares “FOR” the Business Combination Proposal and “FOR” the Adjournment Proposal. See “Interests of MGO Directors and Executive Officers In The Business Combination” and the arrangements described in MGO’s Definitive Proxy Statement on Schedule 14A for MGO’s 2023 annual meeting of stockholders, filed with the SEC on    , 2023.

Methods of Voting

Registered Stockholders

If you are a MGO Stockholder of record, you may vote at the Special Meeting by proxy through the internet, by telephone or by mail, or by virtually attending and voting at the Special Meeting via the special meeting website, as described below.

•	By Internet: By following the instructions provided on your proxy card.

•	By Telephone: By following the instructions provided on your proxy card.

•	By Mail: If you have received a paper copy of the proxy materials by mail, you may complete and return by mail the enclosed proxy card in the postage-paid envelope.

•

Virtually via the special meeting website: By visiting the special meeting website, you can virtually attend and vote at the Special Meeting. In order to virtually attend and vote at the Special Meeting, you must first register at the special meeting website in order to obtain a unique meeting invitation by electronic mail.

Unless revoked, all duly executed proxies representing MGO Shares entitled to vote at the Special Meeting will be voted at the Special Meeting and, where a choice has been specified on the proxy card, will be voted in accordance with such specification. If you submit an executed proxy without providing instructions for any proposal, then the MGO officers identified on the proxy will vote your shares consistent with the recommendation of the MGO Board on such proposal. If you are a MGO Stockholder of record, proxies submitted over the internet or by telephone as described above must be received by     ., Eastern Standard Time, on     , 2024. To reduce administrative costs and help the environment by conserving natural resources, MGO asks that you submit a proxy to vote your shares through the internet or by telephone.

By executing and delivering a proxy in connection with the Special Meeting, you designate certain MGO officers identified therein as your proxies at the Special Meeting. If you deliver an executed proxy, but do not specify a choice for any proposal properly brought before the Special Meeting, such proxies will vote your MGO Shares on such uninstructed proposal in accordance with the recommendation of the MGO Board. MGO does not expect that any matter other than the Proposals listed above will be brought before the Special Meeting, and the MGO bylaws provide that the only business that may be conducted at the Special Meeting are those Proposals brought before the Special Meeting by or at the direction of the MGO Board.

Beneficial (Street Name) Stockholders

If you hold your MGO Shares through a bank, broker or other nominee in “street name” instead of as a registered holder, you must follow the voting instructions provided by your bank, broker or other nominee in order to vote your shares. Your voting instructions must be received by your bank, broker or other nominee prior to the deadline set forth in the information from your bank, broker or other nominee on how to submit voting instructions. In most cases you may vote over the internet or telephone. If you do not provide voting instructions to your bank, broker or other nominee for a proposal, your MGO Shares will not be voted on that proposal because your bank, broker or other nominee does not have discretionary authority to vote on either of the Proposals to be voted on at the Special Meeting. See “—Quorum; Abstentions and Broker Non-Votes.”

If you hold your MGO Shares through a bank, broker or other nominee in “street name” (instead of as a registered holder), you must obtain a specific control number from your bank, broker or other nominee in order to virtually attend and vote at the Special Meeting via the special meeting website. See “—Virtually Attending the Special Meeting.”

Revocability of Proxies

Any MGO Stockholder giving a proxy has the right to revoke it at any time before the proxy is voted at the Special Meeting. If you are a MGO Stockholder of record, you may revoke your proxy by any of the following actions:

•	by sending a signed written notice of revocation to MGO’s Corporate Secretary, provided such notice is received no later than the close of business on , 2024;

•	by voting again over the internet or telephone as instructed on your proxy card before the closing of the voting facilities at , Eastern Standard Time, on , 2024;

•	by submitting a properly signed and dated proxy card with a later date that is received by MGO no later than the close of business on , 2024; or

•

by virtually attending the Special Meeting via the special meeting website and requesting that your proxy be revoked, or by virtually attending and voting at the Special Meeting via the special meeting website as described above.

Only your last submitted proxy will be considered.

Execution or revocation of a proxy will not in any way affect a MGO Stockholder’s right to virtually attend and vote at the Special Meeting via the special meeting website.

Written notices of revocation and other communications relating to the revocation of proxies should be addressed to:

MGO Global Inc.

Attn: Secretary

1515 SE 17th Street, Suite 121/ #460236

Fort Lauderdale, Florida 33346

347-913-3316

If your MGO Shares are held in “street name” and you previously provided voting instructions to your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee to revoke or change your voting instructions. You may also change your vote by obtaining your specific control number and instructions from your bank, broker or other nominee and voting your shares at the Special Meeting via the special meeting website.

Proxy Solicitation Costs

MGO is soliciting proxies to provide an opportunity to all MGO Stockholders to vote on agenda items, whether or not such MGO Stockholders are able to virtually attend the Special Meeting or any adjournment or postponement thereof. MGO will bear the entire cost of soliciting proxies from MGO Stockholders. In addition to the solicitation of proxies by mail, MGO will request that banks, brokers and other nominee record holders send proxies and proxy material to the beneficial owners of MGO Shares and secure their voting instructions, if necessary. MGO may be required to reimburse those banks, brokers and other nominees on request for their reasonable expenses in taking those actions.

MGO has also retained     to assist in soliciting proxies and in communicating with MGO Stockholders and estimates that it will pay them a fee of approximately $    , plus reimbursement for certain out-of-pocket fees and expenses. Proxies may be solicited on behalf of MGO or MGO directors, officers and other employees in person or by mail, telephone, facsimile, messenger, the internet or other means of communication, including electronic communication. MGO directors, officers and employees will not be paid any additional amounts for their services or solicitation in this regard.

Virtually Attending the Special Meeting

If you wish to virtually attend the Special Meeting via the special meeting website, you must (i) be a MGO Stockholder of record at the close of business on     , 2024 (the “Record Date”), (ii) hold your MGO Shares beneficially in the name of a broker, bank or other nominee as of the Record Date or (iii) hold a valid proxy for the Special Meeting.

To enter the special meeting website and virtually attend the Special Meeting, you must first register at the special meeting website to obtain a unique meeting invitation by email. If you hold your MGO Shares in street name beneficially through a broker, bank or other nominee and you wish to virtually attend and vote at the Special Meeting via the special meeting website, you must provide a legal proxy from your bank, broker or other nominee during registration to obtain a virtual control number. If you are unable to obtain a legal proxy from your bank, broker or other nominee, you will be able to register to attend the Special Meeting but may not vote your shares at the Special Meeting.

If you plan to virtually attend and vote at the Special Meeting via the special meeting website, MGO still encourages you to vote in advance by the internet, telephone or (if you received a paper copy of the proxy materials) by mail so that your vote will be counted even if you later decide not to virtually attend the Special Meeting via the special meeting website. Voting your proxy by the internet, telephone or mail will not limit your right to virtually attend and vote at the Special Meeting via the special meeting website if you later decide to do so.

Householding

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding,” provides cost savings for companies. MGO has previously adopted householding for MGO stockholders of record. As a result, MGO Stockholders with the same address and last name may receive only one copy of this proxy statement/prospectus. If any stockholder residing at the address wishes to receive a separate proxy statement/prospectus for the Special Meeting, the stockholder should telephone toll-free     , or write to MGO Global Inc., c/o     .

Some brokers also household proxy materials, delivering a single proxy statement or notice to multiple MGO stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.

MGO will promptly deliver a copy of this proxy statement/prospectus to any MGO Stockholder who received only one copy of these materials due to householding upon request in writing to: MGO Global Inc., Attn: Corporate Secretary, 1515 SE 17th Street, Suite 121/ #460236 Fort Lauderdale, Florida 33346 or by calling 347-913-3316

Tabulation of Votes

The MGO Board will appoint an independent inspector of election for the Special Meeting. The inspector of election will, among other matters, determine the number of MGO Shares represented at the Special Meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all Proposals submitted to MGO Stockholders at the Special Meeting.

Adjournments

If a quorum is present at the Special Meeting but there are insufficient votes at the time of the Special Meeting to approve the Business Combination Proposal, then MGO Stockholders may be asked to vote on the Adjournment Proposal.

At any subsequent reconvening of the Special Meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the Special Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Assistance

If you need assistance voting or completing your proxy card, or if you have questions regarding the Special Meeting, please contact     , MGO’s proxy solicitor for the Special Meeting, at:

Toll Free:
Collect:
E-mail:

YOU SHOULD CAREFULLY READ THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE BUSINESS COMBINATION AGREEMENT AND THE BUSINESS COMBINATION. IN PARTICULAR, MGO STOCKHOLDERS ARE DIRECTED TO THE BUSINESS COMBINATION AGREEMENT, WHICH IS ATTACHED AS ANNEX A HERETO.

PROPOSALS TO BE CONSIDERED BY THE MGO STOCKHOLDERS

PROPOSAL 1: ADOPTION OF THE BUSINESS COMBINATION AGREEMENT

This proxy statement/prospectus is being furnished to you as a MGO Stockholder in connection with the solicitation of proxies by the MGO Board for use at the Special Meeting. At the Special Meeting, MGO is asking MGO Stockholders to consider and vote on the proposal to adopt the Business Combination Agreement, pursuant to which MGO, Merger Sub, Holdings, Heidmar and Heidmar Shareholders will effect the Business Combination.

The MGO Board, after careful consideration, unanimously determined that the Business Combination is in the best interests of MGO and the MGO Stockholders, and approved and declared advisable the Business Combination Agreement and the Transactions, including the Merger.

The MGO Board accordingly unanimously recommends that MGO Stockholders vote “FOR” the Business Combination Proposal.

The Business Combination and a summary of the terms of the Business Combination Agreement are described in more detail under “The Business Combination” and MGO Stockholders are encouraged to read the full text of the Business Combination Agreement, which is attached as Annex A hereto.

Assuming a quorum is present at the Special Meeting, approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of the issued and outstanding MGO Shares entitled to vote at the Special Meeting on the Business Combination Proposal. Accordingly, an abstention or other failure to vote on the Business Combination Proposal will have the same effect as a vote “AGAINST” the Business Combination Proposal.

It is a condition to the completion of the Business Combination that MGO Stockholders approve the Business Combination Proposal.

THE MGO BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL

PROPOSAL 2: ADJOURNMENT OF THE SPECIAL MEETING

The Special Meeting may be adjourned to another time and place if necessary or appropriate in order to permit the solicitation of additional proxies if there are insufficient votes to approve the Business Combination Proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to MGO Stockholders.

MGO is asking MGO Stockholders to authorize the holder of any proxy solicited by the MGO Board to vote in favor of any adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Business Combination Proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to MGO Stockholders.

The MGO Board unanimously recommends that MGO Stockholders approve the proposal to adjourn the Special Meeting, if necessary or appropriate.

Whether or not a quorum is present at the Special Meeting, approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the issued and outstanding MGO Shares that are virtually present via the special meeting website or represented by proxy and entitled to vote at the Special Meeting. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of a MGO Stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Adjournment Proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Special Meeting on the Adjournment Proposal to vote on the Adjournment Proposal will have the same effect as a vote “AGAINST” the Adjournment Proposal. In addition, if a MGO Stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Adjournment Proposal, it will have the same effect as a vote “AGAINST” the Adjournment Proposal.

THE MGO BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.

THE BUSINESS COMBINATION

General

Pursuant to the Business Combination Agreement, MGO, Heidmar, Holdings, Merger Sub and the Heidmar Shareholders will effect a Business Combination involving the following Transactions (collectively, the “Business Combination”):

(a)	Merger Sub will merge (the “Merger”) with and into MGO, with MGO continuing as the surviving entity and a wholly owned subsidiary of Holdings;

(b)

all of the issued and outstanding MGO Shares prior to the effective time of the Merger will be converted into the right to receive Holdings Shares on a one-for-one basis, with Holdings issuing those shares to the MGO Stockholders at Closing;

(c)

immediately after the effective time of the Merger, the Heidmar Shareholders will transfer all their Heidmar Shares to Holdings (the “Heidmar Share Acquisition”), with Heidmar becoming a wholly owned subsidiary of Holdings; and

(d)

Holdings will issue to the Heidmar Shareholders and MGO’s financial advisor (as the agreed consideration for advisory services provided to MGO): (i) at the Closing the Heidmar Share Consideration and (ii) after the Closing and upon the satisfaction of certain earnout conditions set forth in the Business Combination Agreement, the Earnout Shares, with 2.64% of each issuance being distributed to MGO’s financial advisor.

Following the Closing, both MGO and Heidmar will be wholly owned subsidiaries of Holdings, and the Holdings Shares will be publicly listed on Nasdaq. The parties expect that after the Closing the MGO Stockholders will hold 5.66% of the Holdings Shares and the Heidmar Shareholders will hold 94.34% of the Holdings Shares (including shares that Holdings will distribute to MGO’s financial advisor), without taking into account the issuance of any Earnout Shares. Pursuant to the Business Combination Agreement, any MGO Shares that MGO issues prior to Closing will not change these percentages.

Consideration to the Heidmar Shareholders in the Business Combination

The Heidmar Share Consideration will consist of a number of Holdings Shares equal to (a) the total number of MGO Shares outstanding immediately prior to the Merger Effective Time on a fully diluted and as-converted basis, times (b) 16.6667.

The Earnout Shares will consist of a number of Holdings Shares equal to 10% of the Heidmar Share Consideration. Holdings will only issue the Earnout Shares to the Heidmar Shareholders if Holdings achieves any one of the following financial milestones during the 12 months ending December 31, 2024:

•	revenue that is equal to or more than $45.0 million;

•	earnings before interest, taxes, depreciation and amortization, or EBITDA, equal to or more than $30 million; and

•	net income equal to or more than $25 million.

Each of these measures will be calculated to eliminate (without duplication) (i) the effects of the Transactions, including fees and expenses, taxes incurred, paid or recognized, any gain or loss on disposition, and any one-time accounting charges, adjustments or write-downs, in each case directly attributable to the Transactions, and (ii) any revenue, net income, or component of EBITDA of MGO consolidated into the financial statements of Holdings.

Further, under the terms of the Business Combination Agreement, 2.64% of the Heidmar Share Consideration will be issued to MGO’s financial advisor, Maxim, as compensation under its Advisory

Agreement with MGO. Maxim will receive its portion of the Heidmar Share Consideration at Closing in exchange for Heidmar Shares that Heidmar will issue to Maxim immediately prior to Closing. In addition, Maxim will receive 2.64% of any Earnout Shares that Holdings issues.

Effect of the Business Combination on Existing MGO Shares

Upon Closing, each MGO Share issued and outstanding immediately prior to the effective time of the Merger will be cancelled and automatically converted into and become the right to receive one validly issued, fully paid and non-assessable Holdings Share (the “MGO Merger Consideration”). MGO expects that the Holdings Shares will be listed for trading on Nasdaq and that the Holdings Shares that MGO Stockholders will receive as MGO Merger Consideration will be registered under the Registration Statement of which this proxy statement/prospectus is a part and thereafter be freely tradeable by the MGO Stockholders that are not Affiliates of Holdings.

The Business Combination Agreement does not contain any provision that would adjust the Holdings Shares to be issued based on fluctuations in the trading prices of either the Heidmar Shares or MGO Shares or currency Exchange Rates prior to Closing. The value of the MGO Merger Consideration to MGO Stockholders will depend on the trading price of Holdings Shares at the time the Business Combination is completed.

Ownership of Holdings

The parties expect that after the closing, the Heidmar Shareholders will hold 91.85%, the MGO Stockholders will hold 5.66% and Maxim will hold 2.49% of the Holdings Shares, without taking into account the issuance of any Earnout Shares. Pursuant to the Business Combination Agreement, any MGO Shares that MGO issues prior to Closing will not change these percentages.

If the actual facts are different than these assumptions, the ownership percentages in Holdings will be different. Further, the proportion of Holdings Shares that the MGO Stockholders will own after the Closing will not be increased by the issuance or sale of any new MGO Shares between the signing of the Business Combination Agreement and the Closing. The ownership percentages with respect to Holdings following the Business Combination do not take into account any awards to be issued under the 2024 Equity Incentive Plan to be entered into in connection with the Business Combination.

For further information related to the determination of the number of Holdings Shares to be issued to the Heidmar Shareholders upon completion of the Business Combination, please see the section entitled “The Business Combination—Consideration to the Heidmar Shareholders.”

Background of the Business Combination

Overview

The MGO Board and MGO’s management team regularly review its operating performance, liquidity, future growth prospects and overall strategic direction and consider potential opportunities to strengthen MGO’s businesses and enhance value to its stockholders. These reviews have included consideration of whether the continued execution of MGO’s growth strategy or possible strategic opportunities, joint ventures or combination with third parties offered the best avenue to maximize stockholder value.

Beginning in October 2023 and continuing through December 2023, the MGO Board, its management team and its advisors conducted a more rigorous process of identifying and evaluating potential strategic transactions and other opportunities available to MGO.

The management team initially conducted a series of video conference calls and entered into individual Non-Disclosure Agreements (“NDA”s) with five leading small cap investment banking firms to discuss the Company’s needs for growth capital; to access possible interest of these investment banking firms being engaged by MGO as underwriter or placement agent in connection with a(n) equity financing transaction(s); and/or explore other strategic alternatives that may require the support of an investment banking firm. Through this process, MGO received a proposed engagement agreement from one investment banking firm relating to raising up to $7.5 million in a registered offering; and met with representatives of Maxim Group LLC (“Maxim”), who, in light of prevailing market conditions, suggested that MGO consider a business combination as a possible strategic alternative to creating long-term value for MGO Stockholders. Maxim shared with MGO’s representatives (the “MGO Representatives”) that Maxim knew of a company in the food services industry (“Target Company”) that was actively seeking a business combination with a public company. MGO requested additional information on the Target Company, which Maxim provided after MGO and the Target Company signed an NDA.

On November 19, 2023 at a meeting of MGO’s Board, the management team provided the Board members with details relating to the proposed engagement agreement to raise $7.5 million in a registered offering; and information relating to the proposed business combination with the Target Company. After an active discussion, the Board voted in favor of advancing discussions with Maxim and the Target Company.

After MGO and the Target Company were unable to come to terms for a non-binding Letter of Intent, the discussions relating to a possible transaction with the Target Company were terminated. Maxim then informed the MGO Representatives of another potential merger candidate, which was Heidmar.

For the past approximately 15 years, a member of Maxim’s investment banking team has maintained a relationship with Heidmar’s founder and CEO, Mr. Pankaj Khanna, which began when Mr. Khanna worked as an executive for another maritime company with which Maxim had business dealings. Through the years, the relationship was perpetuated through infrequent calls, emails and other personal and professional interactions that were not directly related to any specific Maxim transaction. However, Maxim has never previously been engaged by Heidmar. Maxim actively follows public market transactions involving commercial shipping and became aware of a public market transaction in which Heidmar was involved that did not close. Following the termination of that transaction, Maxim approached Mr. Khanna about potentially looking at other public market transactions. Mr. Khanna indicated that he would be open to a potential public market transaction if it met the financial and strategic needs of Heidmar and its shareholders.

Heidmar is a commercial and technical manager of international seagoing vessels. However, none of MGO’s directors or officers have any prior experience in the commercial shipping industry. In considering a possible business combination with Heidmar, including MGO entering an industry with which it has no prior experience, MGO considered the following benefits, risks and challenges.

•	Heidmar is led by an experienced senior management team with decades of proven experience in the maritime industry and a track record of building large successful companies.

•

The potential risks of an investment in this industry, including a review of risk factors included in other public transactions involving international commercial shipping companies, many of which are applicable to Heidmar and are included in this proxy statement/prospectus (see “Risk Factors—Risks Related to Heidmar’s Business and Industry”).

•

Based on Heidmar’s historical financial performance, Heidmar has the potential to create considerable value for MGO’s shareholders, particularly when compared to and weighed against MGO’s much smaller business and the losses it has incurred to date.

•

Heidmar’s current plans for continuing to expand its business to confirm the likelihood that it would possess sufficient financial resources and the access to future growth capital to allow management to continue to operate and develop Heidmar’s service offerings and expansion into new markets, which could add significant value to MGO Stockholders.

Based on its due diligence of Heidmar and the industry in which it operates, as discussed below, MGO believed that a business combination with Heidmar would provide MGO Stockholders with an opportunity to participate in a company with significant growth potential while simultaneously continuing to participate in MGO’s existing business as stockholders of the combined company following consummation of the potential transaction. In addition, Heidmar was interested in pursuing a business combination transaction in order to establish a broader set of investors, access capital to fund its planned growth and expand into the United States. Neither MGO or Heidmar can predict or guarantee the growth potential of Heidmar or the ability of Holdings to operate its business successfully. See “Risk Factors—Risks Related to the Business Combination.”

Following MGO’s initial due diligence on Heidmar, the MGO Representatives determined that Heidmar was a suitable candidate to present to the MGO Board and directed MGO’s outside legal counsel to draft for the MGO Board’s review a draft non-binding Letter of Intent that would outline the terms of a potential business combination between MGO and Heidmar (the “Letter of Intent” or the “LOI”). On December 21, 2024, the proposed Letter of Intent was emailed to the MGO Board members for their review and comments. Management also discussed with the Board that Heidmar was not a client of Maxim.

The final terms of the LOI and the Business Combination Agreement were the result of extensive negotiations between MGO and Heidmar.

On February 2, 2024, MGO engaged Maxim to represent it as its financial advisor in respect of a potential business combination. MGO has engaged a separate investment bank to render a fairness opinion in respect of the proposed Business Combination with Heidmar, as described below.

The following is a brief discussion of the background of the negotiations that led to the entry into the Business Combination Agreement and related documents. These negotiations were conducted on an arm’s-length basis between the MGO Representatives and representatives of Heidmar (the “Heidmar Representatives”).

Background of MGO’s Discussions with Heidmar

On December 1, 2023 and prior to Maxim’s engagement with MGO, a representative of Maxim contacted Heidmar’s CEO, Pankaj Khanna, regarding MGO’s potential interest in engaging in a merger transaction. Heidmar’s management expressed interest in the possibility of a merger transaction with MGO, pending further details regarding the business rationale behind any potential transaction, MGO’s thoughts on any resulting and go-forward business, as well as transaction terms.

On December 1, 2023 and prior to Maxim’s engagement with MGO and on behalf of Heidmar, Maxim informed MGO of the initiated discussions with Heidmar’s management. On the same day, MGO and Heidmar entered into a confidentiality agreement in order to protect the confidentiality of any information provided in furtherance of the discussions, and to permit future discussions.

On December 13, 2023, the MGO Representatives and the Heidmar Representatives held an introductory meeting via a Zoom video conference to further discuss Heidmar’s proposal for a potential merger between MGO and Heidmar.

On December 15, 2023, the MGO Representatives and the Heidmar Representatives held a follow-up zoom call to further discuss moving forward with a transaction.

MGO was made aware that Heidmar wanted the distribution of merger consideration between Heidmar and MGO to be based in part on an equity value for Heidmar of $325.0 million. With advice from Maxim on equity values of entities that are comparable to Heidmar, on December 20, 2023, MGO sent a draft of the Letter of Intent which outlined proposed terms for a potential merger transaction. The draft LOI provided for (i) a 30-day exclusivity period commencing on the date of the signed Letter of Intent, and (ii) equity valuations of MGO equal to $20.0 million and of Heidmar equal to $300.0 million. The equity values for both Heidmar and MGO were extensively negotiated with Heidmar who initially proposed equity values of $325 million and $15 million for Heidmar and MGO, respectively. The parties ultimately settled on values of $300 million and $18 million for Heidmar and MGO, respectively. Prior to the approval of the Business Combination by the MGO Board, these valuations were supported by a fairness presentation and Fairness Opinion by Newbridge to the MGO Board.

On December 27, 2023, a representative from Heidmar responded to MGO indicating that they were in receipt of the LOI and would be analyzing the document over the next week with their internal team and would respond the week of January 1st. A representative from Maxim also had a similar conversation with a representative from Heidmar on the same day.

On January 5, 2024, a representative from MGO reached out via email to Heidmar for an update on comments to the LOI.

On January 12, 2024, a representative from Heidmar responded via email to MGO indicating that internal discussions were progressing positively. Further representatives from Heidmar planned to meet a representative from Maxim in New York during the week January 15, 2024

On January 17, 2024, a representative from Maxim met with representatives from Heidmar to further discuss the LOI and overall merger process.

On January 19, 2024, a representative from MGO reached out via email to Heidmar for an update on comments to the LOI. Heidmar responded on January 23, 2024 that everything was processing and a revised turn of the LOI was expected to be sent later in the week.

On January 21, 2024, a representative from Heidmar emailed a number of follow-up questions on the LOI to a representative of Maxim.

On January 22, 2024, representatives from Maxim held a zoom call with Heidmar management regarding the terms of the Letter of Intent.

On January 26, 2024 a representative from Heidmar sent an email to a representative from Maxim with Heidmar’s comments to the LOI, including changes to MGO’s equity valuation to $15.0 million, which represented Heidmar’s counter offer to MGO’s proposed equity valuation of $20 million in the initial draft of the LOI. Included on this email was Heidmar’s financial advisor Seaborne Capital Advisors.

On January 31, 2024, representatives from Maxim, provided comments and proposed alterations to the Letter of Intent. These alterations included changing MGO’s equity valuation to $17.5 million (the mid-point between $15 million and $20 million), asking for MGO to have the right to appoint one board member to a seven member Holdings board or directors and adding a provision stating that Heidmar would need to pay 100% of the surviving public company tail D&O insurance policy.

On February 1, 2024, representatives of Heidmar, Seaborne Capital Advisors, MGO, Maxim, Sichenzia Ross Ference Carmel LLP (“SRFC”), and Seward & Kissel LLP (“Seward & Kissel”) held a Zoom meeting to negotiate open points in the Letter of Intent and the parties agreed to settle on an MGO equity value of $17.5 million.

On February 2, 2024, representatives of Seward & Kissel, on behalf of Heidmar, provided comments and proposed alternations to the Letter of Intent, which included Heidmar agreeing to pay for the tail D&O insurance, but not agreeing to MGO having the right to appoint a board member to Holdings board of directors.

On February 2, 2024, MGO engaged Maxim to represent them in connection with the Business Combination.

On February 3, 2024, representatives from Maxim, on behalf of MGO, provided comments and proposed alterations to the Letter of Intent, which included agreement that MGO would not have the right to appoint a board member to Holdings’ board of directors and clarification on the exchange ratio that would be used to determine the number of shares the Heidmar Shareholders would receive at Closing based on the Heidmar equity value of $300.0 million.

On February 5, 2024, representatives of Seward & Kissel, on behalf of Heidmar, provided minor comments and alternations to the Letter of Intent and agreed with the economic terms contained in the LOI.

On February 6, 2024, representatives from Maxim, on behalf of MGO, provided minor comments and proposed alterations to the Letter of Intent.

On February 7, 2024, the Letter of Intent was executed by MGO and Heidmar The final material terms of the Letter of Intent included: (i) the pre-transaction MGO Stockholders receiving a number of Holdings Shares equal to a fully diluted equity value of $17.5 million, assuming MGO has no debt and no cash at Closing; (ii) the Heidmar Shareholders receiving from Holdings in exchange for their Heidmar Shares a number of Holdings Shares equal to a fully diluted equity value of $300 million, assuming Heidmar has no debt and $12 million in cash; (iii) the Heidmar Shareholders receiving additional Holdings Shares equal to 10% of the total consideration given to them in the Transactions, if any of the revenue, EBITDA or net income of Holdings, as reported in the audited financial statements set forth in the annual report of Holdings for the fiscal year ended December 31, 2024 filed with the SEC equals or exceeds US$45 million, US$30 million or US$25 million, respectively; (iv) certain MGO Stockholders who at the time accounted for 60.05% of MGO’s outstanding common stock, signing voting agreements to approve the Transactions; (v) the definitive agreements would include standard closing conditions and representations and warranties for a comparable transaction; (vi) both parties would cooperate with the other party’s due diligence; (vii) each of the MGO directors, officers and affiliates and the Heidmar Shareholders would enter into agreements imposing a four-month lock up period and an additional two-month leak out period that limits aggregate daily sales to no more than 10% of the trading volume on the day prior to the sale; provided, that in the event that the closing price of the Holdings Shares is at least 110% greater than $1.09 per share for 10 out of 30 trading days following the Closing, each such person would be permitted to sell or otherwise transfer 25% of the Holdings Shares held by such person; (viii) exclusivity for 45 days after the execution of the Letter of Intent; and (ix) the Letter of Intent being non-binding other than each party paying their own transaction costs, exclusivity, representations and warranties, New York being the governing law and confidentiality.

On February 12, 2024, the MGO Representatives, the Heidmar Representatives, and representatives from SRFC and Seward and Kissel held a telephonic conference to discuss the proposed Business Combination, including the due diligence process, the timing of delivery of audited financial statements, the structure of the transaction, including the proposed tax structure (taking into account the complexities arising from the cross-border nature of the proposed transaction) and the terms of a potential business combination agreement.

On February 28, 2024, Seward and Kissel, on behalf of Heidmar executive management, delivered a draft of the Business Combination Agreement to MGO executive management for review.

On March 6, 13, 20, and 27, 2024, the MGO Representatives, the Heidmar Representatives, and representatives from SRFC, Maxim and Seward & Kissel held telephonic conferences to discuss the proposed Business Combination, including open diligence matters, the status of the draft Business Combination Agreement, the timing of delivery of audited financial statements, the process related to MGO Stockholder Approval, and specific terms of the Business Combination Agreement, including the calculation of earnout performance measures, changes to representations and warranties relating to materiality, knowledge qualifiers and dollar thresholds referenced in the representations and warranties, the applicable accounting standards for the HMI financial statements, the covenant regarding termination of certain MGO agreements and the indemnity provisions (including the survival period, scope of the indemnity obligations and related provisions).

On March 15, 2024, SRFC, on behalf of MGO executive management, delivered a revised draft of the Business Combination Agreement to Heidmar executive management for review. This new draft, among other things, added provisions to allow MGO to raise capital up to $4,000,000 during the Interim Period and asked for survival periods for breaches of representations and warranties. In addition, the parties had a discussion of whether or not the deal could be approved by written consent of the MGO Stockholders.

On March 25, 2024, MGO entered into an investment banking engagement agreement with Newbridge Securities Corporation (“Newbridge”) to render a written opinion to a Special Committee of the Board of Directors, to be immediately appointed, as to the fairness, from a financial point of view, to the stockholders of the MGO of the consideration to be paid or the exchange ratio to be employed, in connection with a business combination with Heidmar.

On April 1, 2024, MGO Board deemed it advisable and in the best of the Company and its stockholders to create a Special Committee consisting of independent directors to represent the interests of the public, non-affiliated stockholders of the Company in the proposed business combination with Heidmar. In addition, the Board authorized the Special Committee to direct management to engage Newbridge, a qualified independent investment firm, to provide a fairness opinion to the Special Committee and to the MGO Board.

On April 3, 10, 11, 17, and 24, 2024, the MGO Representatives, the Heidmar Representatives, and representatives from SRFC, Maxim and Seward & Kissel held telephonic and Zoom video conferences to discuss the proposed Business Combination, including open diligence matters, the status of the draft Business Combination Agreement, the timing of delivery of audited financial statements, the process related to MGO Stockholder Approval and further discussion of the indemnity provisions, including the mechanism for satisfying indemnity obligations. In particular, Heidmar wished to have indemnification rights against certain individual MGO shareholders, including the MGO Principals, while MGO did not feel that indemnity obligations from individuals was appropriate in connection with corporate obligations, nor were they customary in these types of transactions.

On April 9, 2024, Seward and Kissel, on behalf of Heidmar executive management, delivered a revised draft of the Business Combination Agreement to MGO executive management for review. The revised draft added provisions for Holdings to issue Holdings Shares, to an entity affiliated with Maxim, in an amount equal to 2.712% of the total Heidmar Shares to be issued to the Heidmar Shareholders; this issuance would be in satisfaction of MGO’s obligations under its Advisory Agreement with Maxim and was contemplated by the Letter of Intent. The revised draft also required Holdings to have $10.0 million in cash and accounts receivable (less than 60 days) following the Closing. Heidmar agreed to the requested $4,000,000 capital raise by MGO and left the survival of representations, warranties and covenants and other indemnification provision to be determined.

On April 16, 2024, SRFC, on behalf of MGO executive management, delivered a revised draft of the Business Combination Agreement to Heidmar executive management for review, which increased the number of Holdings shares to be issued in satisfaction of MGO’s obligations under its Advisory Agreement with Maxim to 2.75% of the total Holdings Shares to be issued to Heidmar Shareholders.

On April 23, 2024, Seward and Kissel, on behalf of Heidmar executive management, delivered a revised draft of the Business Combination Agreement to MGO executive management for review. Included, among other items, was a proposal on survivability and indemnities, along with some proposals on permitted transactions and a decrease of the number of Holdings shares to be issued in satisfaction of MGO’s obligations under its Advisory Agreement with Maxim to 2.64% of the total Holdings Shares to be issued to Heidmar Shareholders, requested that the MGO Capital raise not take place until after the Record Date and provided that representations and warranties survive for two years.

On April 29, 2024, SRFC, on behalf of MGO executive management, delivered a revised draft of the Business Combination Agreement to Heidmar executive management for review, which increased the number of

Holdings shares to be issued in satisfaction of MGO’s obligations under its Advisory Agreement with Maxim to 2.704% of the total Holdings Shares to be issued to Heidmar Shareholders, proposed that MGO could issue shares without the consent of Heidmar after the Record Date and prior to the Record Date, so long as MGO Principals own a majority of the MGO common stock after such share issuance, and required fundamental representations and warranties survive for three years.

On May 1, 8, 15, 22, and 29, 2024, the MGO Representatives, the Heidmar Representatives, and representatives from SRFC, Maxim and Seward & Kissel held telephonic conferences to discuss the proposed Business Combination, including open diligence matters, the status of the draft Business Combination Agreement, the timing of delivery of audited financial statements and the process related to stockholder approval among other items.

On May 4, 2024, Heidmar and MGO executed an amendment No. 1 to the previously signed LOI to extend the exclusivity period.

On May 7, 2024, Seward and Kissel, on behalf of Heidmar executive management, delivered a revised draft of the Business Combination Agreement to MGO executive management for review, which decreased of the number of Holdings shares to be issued in satisfaction of MGO’s obligations under its Advisory Agreement with Maxim to 2.64% of the total Holdings Shares to be issued to Heidmar Shareholders, added indemnification to be provided to MGO by Holdings and specified deductibles and caps for indemnification by MGO and Holdings.

On June 3, 2024, at a meeting of MGO Board, held via Zoom video conference, the MGO Board met to discuss the proposed Business Combination with Heidmar, which included a presentation by Newbridge on its approach to assessing the proposed Business Combination with Heidmar and to affirm its opinion that the proposed transaction both fair and in the best interests of the Company and its stockholders. At the meeting, a motion was made and unanimously approved by the MGO Board to grant management authorization and approval to sign the Business Combination Agreement, subject to sign-off of the confirmed final draft of the Business Combination Agreement by SRFC.

On June 5, 2024, SRFC, on behalf of MGO executive management, delivered a revised draft of the Business Combination Agreement to Heidmar executive management for review, which significantly revised the indemnification section of the Business Combination Agreement. Such revisions included removal of joint and several indemnification by the MGO Principals and that Holdings Shares that would otherwise be issued to the MGO Principals be deposited into an escrow account and these shares would be the sole means by which Heidmar indemnity claims would be paid.

On June 16, 2024, Seward and Kissel, on behalf of Heidmar executive management, delivered a revised draft of the Business Combination Agreement to MGO executive management for review, which added an indemnity by the MGO Principals against liabilities suffered by Heidmar and their affiliates arising out of any capital raise by MGO during the Interim Period.

Following the execution of the Letter of Intent on February 7, 2024, through June 18, 2024, SRFC and Seward & Kissel exchanged drafts of the Business Combination Agreement, voting agreement and lock-up/leak-out agreement and further discussion of the indemnity provisions, including the mechanism for satisfying indemnity obligations and had numerous discussions to address certain remaining legal aspects of these documents. The negotiation of the Business Combination Agreement did not materially change the terms agreed to and set forth in the Letter of Intent. The negotiations and discussions focused on matters related to: (i) finalizing the transaction structure; (ii) conducting due diligence on each of the respective parties, including but not limited to review of respective benefits plans, material contracts, and organizational documents; and (iii) finalizing drafts of each of the transaction documents set forth above.

On June 7, 10, 11, 13 and 18, 2024, the MGO Representatives, the Heidmar Representatives, and representatives from SRFC, Maxim and Seward & Kissel held telephonic conferences to finalize the Business Combination Agreement and settle any open items.

On June 13, 2024, the MGO Representatives, the Heidmar Representatives, and representatives from SRFC, Maxim and Seward & Kissel held a telephonic conference to discuss open points regarding the indemnity. The parties eventually agreed upon having additional Holdings Shares reserved for issuance to the Heidmar Shareholders in the event of an indemnity claim against MGO. This would provide economic relief to the Heidmar Shareholders in the event of an indemnity claim, without having direct recourse to individual MGO Stockholders.

On June 18, 2024, all members of MGO Board were emailed a copy of the final draft of the Business Combination Agreement, which SRFC had confirmed was the final version and reflected all of the terms and conditions negotiated by the parties and mutually agreed to by the parties. The MGO Board thereby approved the terms and conditions of the Business Combination Agreement and authorized the MGO representative to execute the agreement.

On June 18, 2024, MGO, Heidmar and the other parties thereto executed the Business Combination Agreement.

Opinion of Newbridge

MGO retained Newbridge to act as its financial advisor in connection with entering into a Business Combination Agreement with Heidmar. Newbridge, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. MGO selected Newbridge to act as its financial advisor in connection with entering into a Business Combination Agreement with Heidmar on the basis of Newbridge’s experience in similar Transactions and its reputation in the investment community.

On June 3, 2024, at a meeting of the Board held to evaluate the Business Combination, Newbridge delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion, dated June 17th, 2024, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its written opinion, the consideration to be paid to the stockholders of Heidmar in the Business Combination, is fair, from a financial point of view, to MGO’s Stockholders (the “Opinion”).

The full text of Newbridge’s written opinion to MGO’s Board of Directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B hereto and is incorporated by reference herein in its entirety. The following summary of Newbridge’s opinion is qualified in its entirety by reference to the full text of the opinion. Newbridge delivered its opinion to the Board for the benefit and use of the Board (in its capacity as such) in connection with and for the purposes of its evaluation of entering into a Business Combination with Heidmar. Newbridge’s opinion also does not address the relative merits of entering in a Business Combination with Heidmar as compared to any alternative business strategies or Transactions that might exist for MGO, or the underlying business decision of MGO whether to proceed with those business strategies or Transactions.

In connection with rendering its opinion, Newbridge, among other things:

•	considered its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions, and business and securities valuations generally;

•	reviewed various drafts of the Business Combination Agreement;

•

reviewed MGO’s publicly available last eight fiscal quarters of historical financial results, (Q1-2023-Q1-2024) as well as certain publicly available information concerning the trading of, and the trading market for, MGO Shares since January 2023;

•

reviewed publicly available financial information of MGO filed with the SEC, including its Form 10-Ks and 10-Qs, and certain reports on material events filed on Forms 8-K between January 17th, 2023, through June 14th, 2024;

•	reviewed a financial model of Heidmar’s future financial projections, including revenue, EBITDA, net income and free cash-flows) provided by Heidmar’s management team;

•	conducted discussions with Heidmar’s management team to better understand Heidmar’s near-term business prospects and near-term financials;

•

performed a Public Company Comparable analysis of companies similar to Heidmar, which included variables such as companies trading on a U.S., Canadian or European Stock Exchange, and have businesses in the Global Marine Services and Asset Light Logistics sectors; and

•	performed a discounted cash flow analysis layered onto Heidmar’s financial projections provided.

In conducting its review and arriving at its opinion, Newbridge did not independently verify any of the foregoing information and Newbridge assumed and relied upon such information being accurate and complete in all material respects, and Newbridge further relied upon the assurances of management of MGO that they are not aware of any facts that would make any of the information reviewed by Newbridge inaccurate, incomplete or misleading in any material respect. In addition, Newbridge has not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities, including any ongoing litigation and administrative investigations, if any, of MGO, nor has Newbridge been furnished with any such valuation or appraisal. In addition, Newbridge has not assumed any obligation to conduct, nor has it conducted, any physical inspection of the properties or facilities of MGO.

The issuance of Newbridge’s opinion was approved by an authorized internal committee of Newbridge. Newbridge’s opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated on, and the information made available to it on, the date thereof. Newbridge expressed no opinion as to the underlying valuation, future performance or long-term viability of MGO or Heidmar and its successors. Further, Newbridge expressed no opinion as to the prices at which shares of Common Stock of MGO or Heidmar will trade at any time. It should be understood that, although subsequent developments may affect Newbridge’s opinion, Newbridge does not have any obligation to update, revise or reaffirm its opinion and has expressly disclaimed any responsibility to do so.

Summary of Financial Analyses

The following represents a brief summary of the material financial analyses reviewed by the Board and performed by Newbridge in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Newbridge, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Newbridge. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Newbridge.

The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The order in which these analyses are presented below, and the results of those analyses, should not be taken as an indication of the relative importance or weight given to these analyses by Newbridge or MGO’s Board of Directors. Except as otherwise noted, the following quantitative information, to the extent it is based on market data, is based on market data as it existed on or before June 17th, 2024, and is not necessarily indicative of current market conditions. All analyses conducted by Newbridge were going-concern analyses and Newbridge expressed no opinion regarding the liquidation value of any entity.

Comparable Public Company Analysis

Newbridge analyzed the current market valuations of comparable publicly listed companies (“peers”). Obtaining a meaningful valuation result from this method depends on ensuring a good level of comparability between Heidmar and its peers.

To calculate the implied equity value of the operating business, Newbridge first obtained the average 2024E and 2025E Enterprise Value / EBITDA multiples from a total of nine comparable public companies identified by Newbridge that most resembled Heidmar’s business, and applied to the midpoint of Heidmar’s 2024E and 2025E EBITDA. Earnings before interest, taxes, depreciation, and amortization (EBITDA) is a Non-GAAP financial measure, and is one of the most widely used non-GAAP earnings measures. It is a proxy for a company’s operating profitability excluding large, non-cash expenses (depreciation and amortization).

The comparable public companies were selected using the following criteria: (i) listed on a major stock exchange in the United States, Canada and Europe, (ii) operate in the “Global Marine Services” and “Asset Light Logistics” sectors, and (iii) had forecasted EBITDA data for 2024 and 2025.

The average of the 2024E (9.5x) and 2025E (9.4x) EV/EBITDA multiples for Global Marine Services was 9.4x. The average of the 2024E (13.1x) and 2025E (11.6x) EV/EBITDA multiples for Asset Light Logistics was 12.3x. The average Midpoint for the entire comparable set was 10.9x.

The tables below summarize certain observed historical financial performance and equity values of the selected comparable public companies were sourced from S&P Capital IQ data as of June 17th, 2024.

Industry Sector: Global Marine Services	6/17/2024		Balance Sheet		Income Statement
		Stock Price	Market Capitalization	Enterprise Value	EBITDA
Company Name	Symbol				2024E	2025E
Wilh. Wilhelmsen Holding ASA	OB:WWI	$34.3	$1,500.8	$1,924.8	$145.7	$149.0
James Fisher and Sons plc	LSE:FSJ	$4.0	$201.4	$458.8	$76.8	$80.9

($ in millions, except per share data)
Valuation Multiples
EV / EBITDA
					2024E	2025E
					13.2x	12.9x
					6.0x	5.7x
				MEDIAN	9.5x	9.4x

Industry Sector: Asset Light Logistics	6/17/2024		Balance Sheet		Income Statement
		Stock Price	Market Capitalization	Enterprise Value	EBITDA
Company Name	Symbol				2024E	2025E
Expeditors International of Washington, Inc.	NYSE:EXPD	$123.7	$17,477.1	$16,673.8	$941.3	$991.0
XPO, Inc.	NYSE:XPO	$104.9	$12,207.7	$16,110.7	$1,250.8	$1,474.8
C.H. Robinson Worldwide, Inc.	NasdaqGS:CHRW	$85.8	$10,046.7	$12,010.8	$692.8	$786.4
Landstar System, Inc.	NasdaqGS:LSTR	$180.4	$6,452.2	$6,040.1	$345.3	$420.3
GXO Logistics, Inc.	NYSE:GXO	$47.9	$5,723.2	$9,403.2	$807.0	$918.5
Hub Group, Inc.	NasdaqGS:HUBG	$42.6	$2,654.7	$3,017.4	$343.3	$409.2
Universal Logistics Holdings, Inc.	NasdaqGS:ULH	$39.9	$1,049.8	$1,530.0	$304.3	$287.6

($ in millions, except per share data)
Valuation Multiples
Source: S&P Capital IQ as of June 17th, 2024.					EV / EBITDA
					2024E	2025E
					17.7x	16.8x
					12.9x	10.9x
					17.3x	15.3x
					17.5x	14.4x
					11.7x	10.2x
					8.8x	7.4x
					5.0x	5.3x
				MEDIAN	13.1x	11.6x

The comparable public company analysis uses data from comparable guideline companies to develop a measure of current value for Heidmar. The theory underlying the comparable public companies’ valuation is that companies in the same industry with similar operating characteristics should have certain valuation benchmarks in common. The goal of the analysis is to develop a premise for relative value, which when coupled with other valuation approaches, presents a foundation for determining an approximate equity value for Heidmar.

Discounted Cash Flow Analysis

The Discounted Cash Flow Analysis (the “DCF Analysis”) approach is a valuation technique that provides an estimation of the value of a business based on the cash flows that a business can be expected to generate. The DCF Analysis begins with an estimation of the annual cash flows the subject business is expected to generate over a ten-year projection period. The estimated cash flows for each of the years in the projection period are then converted to their present value equivalents using a rate of return appropriate for the risk of achieving the projected cash flows. The present values of the estimated cash flows are then added to the present value equivalent of the residual/terminal value of the business at the end of the projection period to arrive at an estimate of value.

Newbridge performed a DCF Analysis of the estimated future unlevered free cash flows attributable to Heidmar for the fiscal years of 2024E through 2033E. In applying the DCF Analysis, Newbridge relied on the Financial Projections prepared by Heidmar that estimated certain revenue growth rates and Cashflow margins. Newbridge applied a discount rate of 12.2% and a Terminal Value Based on Growth in Perpetuity rate of 2.0%.

The discount rate was determined using the weighted average cost of capital (WACC) method, which has many inputs, with key variables including the U.S. corporate tax rate of 21.0%, the Risk-Free Rate of Return (Rf) using the 10-year bond yield as of May 31, 2024 of 4.51%, a Levered Beta variable of 1.082x for the public comparable data set used for the public comparable analysis, and a market return variable of 11.6% for the average 15-year S&P performance year-to-date as of May 31, 2024.

The growth in perpetuity rate is the constant rate that a company is expected to grow at continuously and should generally be conservative. Newbridge generally uses 2.0%, as it is on the lower band of the historical inflation rate of between 2.0% - 3.0%.

Newbridge determined that the middle of the range of the discounted cash flow values was $385.2M.

Newbridge relied on the financial projections prepared by Heidmar in order to prepare a Discounted Cash Flow Analysis as part of its process for rendering its fairness opinion, and as such, relied on such projections among other inputs. The projections for revenue growth and cash-flow margins between the fiscal years of 2024 and 2026 were prepared by the management team of Heidmar. The assumptions for revenue growth and cashflow margins between the fiscal years of 2027 and 2033 were determined by Newbridge following discussions with the management teams of Heidmar and MGO. For the periods of 2024E, 2025E and 2026E, Newbridge used the projected revenue growth rates supplied by the management team of Heidmar, of -4.9%, +12.5%, and +7.9% respectively. Heidmar’s management based these growth rates on its understanding of Heidmar’s business including historical performance, potential new customers and vessels, growth plans and factors affecting the business and its industry, including current trends applicable to both. After reviewing an analysis of the recent historical and projected future revenue growth for comparable public companies for the periods of 2022, 2023 and 2024, Newbridge applied a growth rate of 4.0% for projected future revenue growth in the years 2027E to 2033E. For purposes of selecting a projected cash-flow margin for the fiscal years of 2027 through 2033, Newbridge used a projected cash-flow margin approximately 20% more conservative than the projected cash-flow margin average in the financial model provided by Heidmar in the years of 2024E – 2026E of 78.2%, and used 65% cashflow margins in the years 2027E – 2033E. Heidmar’s management, MGO’s management and Newbridge then discussed the resulting financial model, and this discussion included questions and comments regarding the projections and assumptions included in the financial model. Following these discussions, Newbridge and MGO’s management discussed independent assumptions made by Newbridge regarding the financial model and projections. During these discussions, MGO did not make any particular forecast for the period between fiscal years 2026E and 2032E. Ultimately, after discussions with MGO and considering all the input received, Newbridge delivered its final independent assessment regarding the matter.

Miscellaneous

The discussion set forth above is a summary of the material financial analyses presented by Newbridge to MGO’s Board of Directors in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Newbridge believes that its analyses summarized above must be considered as a whole. Newbridge further believes that selecting portions of its analyses and the factors considered, or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Newbridge’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

The estimates of the future performance of MGO and Heidmar in or underlying Newbridge’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Newbridge’s analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Newbridge’s view of the actual values of the MGO Shares or the Holdings Shares.

Newbridge, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, related party transactions, going private transactions, negotiated underwritings, secondary distributions of listed and unlisted securities, debt restructurings, private placements, and valuations for corporate and other purposes. Newbridge in the future may provide financial advisory or investment banking services to MGO, Heidmar or their respective Affiliates and may receive compensation for the rendering of these services. During the past two years, (i) MGO has not engaged Newbridge to provide, and Newbridge has not provided, investment banking, financial advisory or other financial services to Heidmar unrelated to entering into a Business Combination Agreement for which MGO has paid or expects to pay fees to Newbridge, and (ii) either Newbridge nor any of its Affiliates have provided investment banking services or other financial services to Heidmar or its Affiliates unrelated to entering into a Business Combination Agreement for which Newbridge and its Affiliates have received, or may receive, compensation.

Conclusion

The values derived from the different analyses that Newbridge used show a range for the valuation of Heidmar between $385.2 million to $417.1 million. The valuation of Heidmar of $300.0 million that underlies the calculation of the Heidmar Share Consideration is below the valuation ranges of the financial analyses described above.

Based on its analysis, it is Newbridge’s opinion that, as of the date hereof, the Heidmar Share Consideration is fair, from a financial point of view, to MGO and MGO’s Stockholders.

The type and amount of consideration payable in the Business Combination was determined through negotiations between MGO and Heidmar, and was approved by the MGO Board. The decision to enter into the

Business Combination was solely that of the MGO Board. As described above, Newbridge’s opinion and analyses was only one of many factors considered by the MGO Board in its evaluation of the Business Combination and should not be viewed as determinative of the views of the MGO or Heidmar’s management with respect to the Business Combination.

Fees and Expenses

As compensation for Newbridge’s services in connection with the rendering of its Opinion to the Board, MGO agreed to pay Newbridge a fee of $110,000, with $5,000 of the fee paid as a retainer, $35,000 paid upon delivery of the Opinion, $35,000 paid upon delivery of the “Opinion of MGO’s Financial Advisor” section of the Proxy Statement, and the remaining $50,000 payable upon consummation of the Business Combination. No portion of Newbridge’s fee is refundable or contingent upon the conclusion reached in the Opinion.

MGO’s Board of Directors’ Reasons for the Approval of the Business Combination

The MGO Board and MGO’s management team regularly review its operating performance, liquidity, future growth prospects and overall strategic direction and consider potential opportunities to strengthen MGO’s businesses and enhance value to its stockholders. These reviews have included consideration of whether the continued execution of MGO’s strategy or possible strategic opportunities, joint ventures or combination with third parties offered the best avenue to maximize stockholder value. In considering a possible business combination with Heidmar, including the risks and challenges of MGO entering an industry with which it has no prior experience, the MGO Board considered the following factors.

•	Heidmar is led by an experienced senior management team with decades of proven experience in the maritime industry and a track record of building large successful companies.

•

The potential risks of an investment in this industry, including a review of risk factors included in other public transactions involving international commercial shipping companies, many of which are applicable to Heidmar and are included in this proxy statement/prospectus (see Risk Factors—Risks Related to Heidmar’s Business and Industry);

•

Based on Heidmar’s historical financial performance, Heidmar has the potential to create considerable value for MGO’s shareholders, particularly when compared to and weighed against MGO’s much smaller business and the losses it has incurred to date.

•

Heidmar’s current plans for continuing to expand its business to confirm the likelihood that it would possess sufficient financial resources and the access to future growth capital to allow management to continue to operate and develop Heidmar’s service offerings and expansion into new markets, which could add significant value to MGO Stockholders.

•	The fairness opinion presentation from NewBridge Securities Corporation, an independent valuation firm.

After careful consideration, the MGO Board recommends that MGO Stockholders vote “FOR” the approval of the Business Combination Proposal

Certain Unaudited Prospective Financial Information of Heidmar

Heidmar does not as a matter of course make public projections as to its future revenues, performance, financial condition or other results. However, Heidmar’s management prepared internally derived unaudited prospective financial information for each of the years ending December 31, 2024, 2025 and 2026 and provided it to MGO and MGO’s financial advisors for their use as a component of their overall evaluation of Heidmar. MGO and MGO’s financial advisors relied to a material extent on a portion of this financial information for the year ending December 31, 2024 in conducting their analyses of Heidmar, and accordingly, this information is included below in this proxy statement/prospectus. You should not consider the inclusion of this information as an indication that Heidmar, its management, board of directors, financial advisors or any other party considered (or now considers) it to be predictive of actual future results. MGO and MGO’s financial advisors found the other prospective financial information, including information relating to the years ended December 31, 2025 and 2026, to be less reliable. This was due to the inherent uncertainty of this information since it was based on numerous variables and assumptions of which Heidmar and MGO were aware at the time of preparation. Important factors, including many that are outside of Heidmar’s control, affect the actual results and create uncertainty around the ability to achieve the forecast results, and this uncertainty is greater for years farther from the date of the forecast, such as 2025 and 2026. These factors include, among others, the timing of providing pooling and vessel management services to new vessels, the timing of the expansion of the business into different shipping segments and lines of business, and the other factors set forth under the heading “Risk Factors—Heidmar’s financial forecasts, which were presented to the MGO Board and are included elsewhere in this proxy statement/prospectus relating to the Business Combination, may not prove accurate” in the Registration Statement. Accordingly, MGO and its financial advisors placed less emphasis on this information and did not rely on it to a material extent, which is why this information is not included in this proxy statement/prospectus.

The unaudited prospective financial information is included in this proxy statement/prospectus solely to provide MGO’s Stockholders access to information made available in connection with the MGO’s consideration of the Business Combination. The unaudited prospective financial information should not be viewed as public guidance. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date on which it was prepared, which was February 23, 2024.

The unaudited prospective financial information was prepared in good faith by Heidmar’s management team. This information is based on Heidmar management’s reasonable estimates and assumptions with respect to the expected future financial performance of Heidmar at the time they prepared this information and speak only as of that time.

The unaudited prospective financial information reflects numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Heidmar’s business, all of which are difficult to predict and many of which are beyond Heidmar’s and MGO’s control. As a result, there can be no assurance that the unaudited prospective financial information will be realized or that actual results will not be significantly higher or lower than what is presented below. The unaudited prospective financial information is subjective in many respects and thus is susceptible to multiple interpretations based on actual experience and business developments. The data within the unaudited prospective financial information constitute forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Heidmar’s and MGO’s control. The various risks and uncertainties include those set forth in the “Risk Factors,” “Heidmar’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Statement Regarding Forward-Looking Statements”.

In arriving at the unaudited prospective financial information, the material assumptions that Heidmar’s management considered, included, but were not limited to, the following (assuming no off-hire days):

•	Commercial Management

Vessel Type	Gross TCE	Commission	Daily agency fee	Number of ships at December 31, 2024	Total Calendar Days
VLCCs	$88,000	1.75%	$0	17	5,979
Suezmaxes	$81,500	1.25%	$387	10	3,143
Afra/LR2s	$78,000	1.25%	$300	22	6,593
MR2s/MR1s	$30,000	1.25%	$250	20	6,469
Small tankers	$25,500	1.25%	$200	9	2,535
Capesize	$37,000	1.25%	$200	14	2,540
Kamsarmax	$15,000	1.25%	$200	10	3,579

•	Technical Management

Calendar Days in 2024	366
Number of tanker vessels	20
Number of dry vessels	65
Daily Fee (tankers)	$450
Daily Fee (dry vessels)	$300
Daily Cost per vessel	$150

Heidmar’s management prepared the unaudited prospective financial information on February 23, 2024 solely for internal use and not with a view toward public disclosure or toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The unaudited prospective financial information included in this proxy statement/prospectus have been prepared by, and are the responsibility of, Heidmar’s management. Neither the independent registered public accounting firms of Heidmar or MGO nor any other registered public accounting firms, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or their accuracy or achievability, and the independent registered public accounting firms of Heidmar and MGO assume no responsibility for, and disclaim any association with, the unaudited prospective financial information. The report of Deloitte Certified Public Accountants S.A. included in the financial statements in this prospectus relates to the historical financial statements of Heidmar. It does not extend to the unaudited prospective financial information and should not be read to do so.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Inclusion of this information is not an indication that Heidmar, its management, board of directors, financial advisors or any other party considered (or now considers) it to be predictive of actual future results. You should not consider the inclusion of the unaudited prospective financial information in this proxy statement/prospectus as an indication that MGO, the MGO Board, or their respective affiliates, advisors or other representatives considered (or now considers) it to be predictive of actual future results or that it should support or fail to support your decision whether to vote for or against any of the proposals at the Special Meeting. No person has made or makes any representation or warranty to any MGO Stockholder regarding the information included in the unaudited prospective financial information. The unaudited prospective financial information is not fact and is not necessarily indicative of future results, and you are cautioned not to place undue reliance on this information. The unaudited prospective financial information should not be viewed as public guidance.

MGO and Holdings urge you to review the financial statements of Heidmar included in this proxy statement/prospectus, as well as the financial information in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and to not rely on any single financial measure.

Heidmar uses certain financial measures in the unaudited prospective financial information that are not prepared in accordance with U.S. GAAP as supplemental measures to assess operational performance and in planning and forecasting future periods. While Heidmar believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with U.S. GAAP, are not reported by all of Heidmar’s competitors and may not be directly comparable to similarly titled measures of Heidmar’s competitors. You should not consider non-GAAP financial measures in isolation from, or as a substitute for, financial information presented in accordance with U.S. GAAP nor should you consider them in isolation or as a substitute for net income and revenues, which are the most directly comparable measures of performance prepared in accordance with GAAP. Financial measures included in the unaudited prospective financial information provided to a board of directors or financial advisor in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore the unaudited prospective financial information are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a U.S. GAAP financial measure. Accordingly, no reconciliation of the financial measures included in the unaudited prospective financial information was prepared, and therefore none have been provided in this proxy statement/prospectus. The definitions of the non-GAAP measures included in the projections may not align with those underlying the non-GAAP measures presented in “Heidmar’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business of Heidmar and Certain Information About Heidmar—Operating Statistics and Reconciliation of GAAP to non-GAAP Measures.”

Below is a summary of the unaudited prospective financial information prepared by Heidmar’s management on February 23, 2024.

(in USD)	2024E
Tankers
Commission
Pool	14,190,314
Commercial Management	6,168,525
Management Fee
Pool	2,563,971
Commercial Management	1,848,400
Time Charter	8,832,560
Dry Bulk
Commission	2,131,538
Management Fee	1,223,800

Technical Management	$7,837,500

S&P	$1,800,000

Total Revenue	$46,596,607

Total Wages and Extra Costs	$7,446,251

Total Third Party Services	$631,977

Total Office Expenses	$2,174,545

Total General and Administrative	$10,792,773

Profit	$35,803,835

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, (INCLUDING A REGISTRANT’S RESPONSIBILITY TO MAKE FULL AND PROMPT DISCLOSURE AS REQUIRED BY SUCH FEDERAL SECURITIES LAWS) BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF INTERNAL FINANCIAL PROJECTIONS, NONE OF MGO, HEIDMAR, HOLDINGS OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR AFFILIATES UNDERTAKES ANY OBLIGATION TO, AND EACH EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO, UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS AND THEIR PRESENTATION TO THE MGO BOARD, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

Interests of Certain Persons in the Business Combination

In considering the recommendations of the MGO Board, MGO Stockholders should be aware that MGO directors and executive officers have interests in the Business Combination, including financial interests, which may be different from, or in addition to, the interests of other MGO Stockholders generally. The MGO Board was aware of and considered these interests, among other matters, when it determined that the Business Combination is fair to and in the best interests of MGO and its stockholders, approved and declared advisable the Business Combination Agreement and the Transactions, including the Business Combination, and recommended that MGO Stockholders approve the Business Combination Proposal.

The benefits and financial interests that MGO’s directors and executive officers may receive upon the completion of the Business Combination include:

•	severance payments in the aggregate of $1,500,000 that would be paid to MGO’s Chief Executive Officer, Chief Operating Officer and Chief Brand Officer;

•

that the Business Combination Agreement provides that the directors and executive officers of MGO will have the right to indemnification and continued coverage under directors’ and officers’ liability insurance policies following the Business Combination; and

•	that the directors and executive officers of MGO would receive % of the Holdings Shares in exchange for their MGO Shares.

Certain Information Relating to Holdings

Listing of Holdings Shares

The Holdings Shares are not currently traded on a stock exchange. Holdings has applied to list the Holdings Shares on the Nasdaq under the symbol “HMR” upon the Closing of the Business Combination.

Restrictions on Resales

All Holdings Shares issued to the MGO Stockholders and the Heidmar Shareholders in the Business Combination are expected to be freely tradable, except that Holdings Shares issued to persons who become Affiliates of Holdings for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. Persons who may be deemed Affiliates of Holdings generally include individuals or entities that control, are controlled by or are under common control with, Holdings and may include the directors and executive officers of Holdings, as well as its principal shareholders.

Emerging Growth Company; Foreign Private Issuer; Controlled Company

Holdings is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Holdings will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) during which the fifth anniversary of the Closing occurs (the Closing being the date of the first sale of securities under the Registration Statement of which this proxy statement/prospectus is a part), (b) in which Holdings has total annual gross revenue of at least $1.235 billion or (c) in which Holdings is deemed to be a large accelerated filer, which means the market value of Holdings Shares held by non-affiliates exceeds $700 million as of the last Business Day of Holdings’ prior second fiscal quarter, and (ii) the date on which Holdings issued more than $1.0 billion in non-convertible debt during the prior three-year period. Holdings intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that Holdings independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

As a “foreign private issuer,” Holdings will be subject to different U.S. securities laws than domestic U.S. issuers. The rules governing the information that Holdings must disclose differ from those governing U.S. corporations pursuant to the Exchange Act. Holdings will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. As a foreign private issuer, Holdings will be exempt from a number of rules under the U.S. securities laws and will be permitted to file less information with the SEC than a U.S. company. In addition, as a “foreign private issuer,” Holdings’ officers and directors and holders of more than 10% of the issued and outstanding Holdings Shares, will be exempt from the rules under the Exchange Act requiring insiders to report purchases and sales of common shares as well as from Section 16 short swing profit reporting and liability.

Immediately following the completion of the Business Combination, the Heidmar Shareholders will control a majority of the voting power of Holdings’ outstanding common shares. As a result, Holdings will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the Holdings Board consist of “independent directors” as defined under the rules of Nasdaq;

•	the requirement that the Holdings Board form a compensation committee composed of at least two independent directors with a written charter addressing the committee’s responsibilities; and

•

the requirement that nominees of the Holdings Board be selected by either (a) independent directors constituting a majority of the Holdings Board’s independent directors or (b) a nominations committee comprised solely of independent directors.

As a foreign private issuer, Holdings must disclose in its next annual report on Form 20-F that it is a controlled company and the basis for that determination. Following the Business Combination, Holdings intends to utilize some or all of these exemptions. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Comparison of Shareholder Rights

Until consummation of the Merger, Delaware law and the MGO Charter will continue to govern the rights of MGO Stockholders. After consummation of the Merger, Marshall Islands law and Holdings’ A&R Articles will govern the rights of Holdings shareholders.

There are certain differences in the rights of MGO Stockholders prior to the Business Combination and the rights of Holdings shareholders after the Business Combination. Please see the section entitled “Comparison of Shareholder Rights.”

Certain Tax Consequences of the Business Combination

Please see the section entitled “Certain Tax Considerations—Certain U.S. Federal Income Tax Consequences of the Business Combination.”

Appraisal Rights

Appraisal rights are not available to MGO Stockholders in connection with the Business Combination.

THE BUSINESS COMBINATION AGREEMENT

This section of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, which is attached as Annex A hereto. You are urged to read carefully the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination. The legal rights and obligations of the parties to the Business Combination Agreement are governed by the specific language of the Business Combination Agreement, and not this summary. For the purposes of this section “The Business Combination Agreement”, capitalized terms not defined herein shall have the meaning ascribed to them in the Business Combination Agreement.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules, which are referred to herein as the “Schedules,” which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Holdings, MGO, and Heidmar do not believe that the Schedules contain information that is material to an investment decision. Moreover, certain representations and warranties in the Business Combination Agreement may, may not have been or may not be, as applicable, accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Holdings, MGO or Heidmar or any other matter.

General

On June 18, 2024, MGO, Heidmar, Holdings and other parties entered into the Business Combination Agreement, which provides for a business combination between MGO and Heidmar, as a result of which, MGO and Heidmar will become wholly owned subsidiaries of Holdings.

Structure of the Business Combination

Pursuant to the Business Combination Agreement, the Parties will effect a business combination involving the following Transactions:

(a)

at the Merger Effective Time, Merger Sub will merge with and into MGO, with MGO continuing as the surviving entity and a direct, wholly owned subsidiary of Holdings, following which the separate corporate existence of Merger Sub will cease;

(b)

at the Merger Effective Time, all of the issued and outstanding MGO Shares immediately prior to the Merger Effective Time will be converted into the right to receive the MGO Merger Consideration, which is equal to one Holdings Share for each MGO Share, with Holdings issuing those shares to the MGO Stockholders at Closing;

(c)

immediately after the effective time of the Merger, the Heidmar Shareholders will transfer all their Heidmar Shares to Holdings, with Heidmar becoming a direct, wholly owned subsidiary of Holdings; and

(d)	Holdings will issue to the Heidmar Shareholders and MGO’s financial advisor (as the agreed consideration for advisory services provided to MGO): (i) at the Closing, the Heidmar Share

Consideration and (ii) after the Closing and upon the satisfaction of certain earnout conditions set forth in the Business Combination Agreement, the Earnout Shares, with 2.64% of each issuance being distributed to MGO’s financial advisor.

Following the Closing, both MGO and Heidmar will be wholly owned subsidiaries of Holdings, and the Holdings Shares will be publicly listed on Nasdaq. The parties expect that after the Closing, the MGO Stockholders will hold 5.66% of the Holdings Shares and the Heidmar Shareholders will hold 94.34% of the Holdings Shares (including shares that Holdings will distribute to MGO’s financial advisor), without taking into account the issuance of any Earnout Shares. Pursuant to the Business Combination Agreement, any MGO Shares that MGO issues prior to Closing will not change these percentages.

Closing

The Closing will occur three Business Days following the satisfaction, or waiver, if permissible, of all of the Closing conditions specified in Article X of the Business Combination Agreement, or at any such other date as MGO, Holdings and Heidmar may agree in writing.

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations, warranties and covenants of Heidmar, MGO, Holdings and Merger Sub relating to, among other things, their ability to enter into the Business Combination Agreement and their respective outstanding capitalization. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the Closing. These representations and warranties have been made solely for the benefit of the other parties to the Business Combination Agreement.

The Business Combination Agreement contains representations and warranties made by Heidmar to MGO relating to a number of matters, including the following:

•	organization and standing;

•	capitalization;

•	authority to enter into the Business Combination Agreement;

•	Heidmar’s Subsidiaries;

•	governmental approvals;

•	non-contravention;

•	financial statements;

•	absence of certain changes;

•	compliance with laws;

•	permits;

•	litigation;

•	material contracts;

•	intellectual property;

•	taxes and returns;

•	real and personal property;

•	employee matters;

•	benefit plans;

•	environmental matters;

•	transactions with related persons;

•	insurance;

•	merchants and suppliers;

•	data protection and cybersecurity;

•	certain business practices;

•	Investment Company Act;

•	finders and brokers; and

•	information supplied.

The Business Combination Agreement contains representations and warranties made by MGO to Heidmar relating to a number of matters, including the following:

•	corporate organization and standing;

•	authority to enter into the Business Combination Agreement;

•	governmental approvals;

•	non-contravention;

•	capitalization;

•	SEC filings and financial statements;

•	compliance with laws;

•	actions, orders and permits;

•	taxes;

•	employees and employee benefit plans;

•	labor maters;

•	litigation;

•	intellectual property;

•	real property and assets;

•	data protection and cybersecurity;

•	material contracts;

•	transactions with Affiliates;

•	Investment Company Act and JOBS Act;

•	finders and brokers;

•	certain business practices;

•	insurance;

•	information supplied; and

•	absence of undisclosed liabilities.

Under the Business Combination Agreement, Holdings and the Heidmar Shareholders made customary representations and warranties to MGO relating to, among other things: organization; capitalization; authority to enter into the Business Combination Agreement; certification of incorporation and bylaws; absence of conflicts with Organizational Documents, applicable laws or certain other agreements and required filings and consents; permits and compliance; approval of the board and the shareholders; certain business practices; absence of certain changes or events; absence of broker fees; and taxes.

Conduct of Business Pending the Business Combination

Heidmar has agreed that, during the period from the date of the Business Combination and until the earlier of the termination of the Business Combination or the Closing (the “Interim Period”), it will use its commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice. Heidmar has also agreed to use its commercially reasonable efforts to preserve substantially intact its current business organization, keep available the services of its current officers, key employees, and consultants, and preserve the existing relations with Heidmar customers, suppliers, and any other significant business relations.

In addition to the general covenants above, Heidmar has agreed that during the Interim Period, subject to specified exceptions, it will not, without the written consent of MGO (which may not be unreasonably conditioned, withheld or delayed) take any of the following actions:

(i)	amending, waiving or otherwise changing its Organizational Documents;

(ii)

incurring indebtedness, making a loan or investment, or guaranteeing or endorsing any indebtedness in excess of $1,000,000 individually or $3,000,000 in the aggregate (other than in connection with contracts for the employment of vessels in the ordinary course of business);

(iii)	making certain changes or making certain actions described in the Business Combination Agreement with respect to Heidmar’s employees, such employees contracts, benefit plans and compensation thereof;

(iv)	taking certain actions described in the Business Combination Agreement related to taxes;

(v)	selling, assigning, transferring, licensing or disposing intellectual property owned by Heidmar or disclosing material trade secrets owned or held by Heidmar;

(vi)	failing to use commercially reasonable efforts to maintain its books, accounts, and records in all material respects in the ordinary course of business consistent with past practices;

(vii)	entering into new lines of businesses (not including any business relating to ownership, operation or provision of services to vessels, including the business of technical management of vessels);

(viii)

failing to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(ix)

waiving, releasing, assigning, settling or compromising any claim or action other than those that involve only the payment of monetary damages not in excess of $2,000,000 (individually or in the aggregate) or otherwise paying, discharging, or satisfying any liabilities or obligations unless such amount has been reserved in Heidmar’s financial statements;

(x)	adopting a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xi)

selling, leasing, licensing, transferring, exchanging or swapping, mortgaging or otherwise pledging or encumbering or otherwise disposing of any material portion of the properties, assets or rights of Heidmar and its subsidiaries, subject to certain exceptions and other than in the entering of any contracts for the employment of vessels in the ordinary course of business;

(xii)	making any change in accounting methods, principles or practices, except as required by U.S. GAAP;

(xiii)

subject to certain exceptions described in the Business Combination Agreement, entering into, amending, waiving or terminating any transaction with any related party or entering into contracts or arrangements that would be required to be disclosed in Heidmar’s disclosure schedules if entered into prior to the date of the Business Combination Agreement; and

(xiv)	authorizing or agreeing to take any of the foregoing actions.

MGO has agreed that, during the Interim Period, it will use its commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice. In addition, MGO agreed that during the Interim Period, subject to specified exceptions, to certain restrictions, including restrictions on:

(i)	amending, waiving or otherwise changing its certificate of incorporation or bylaws of other than with respect to administrative or de minimis changes;

(ii)

issuing, granting selling, pledging or disposing its equity securities, other than issuances or sales (x) occurring after the Record Date or (y) occurring prior to the Record Date if afterward the MGO Principals own at least a majority of the outstanding MGO Shares;

(iii)

except as necessary to maintain MGO’s listing on Nasdaq, taking corporate actions such as stock splits, combinations, recapitalizations, subdivisions or pay any dividends or make any other distributions on its equity or redeem, purchase or otherwise acquire any of its securities;

(iv)	incurring or guaranteeing any indebtedness not made in the ordinary course of business;

(v)	terminating, waiving or assigning any material right under any material agreement to which MGO is a party or entering into any material contract;

(vi)	establishing a new subsidiary or new line of business;

(vii)	failing to keep in force insurance policies or coverage;

(viii)	waiving, releasing, assigning, settling or compromising litigation in excess of $25,000;

(ix)	mergers and acquisitions activity;

(x)	adopting a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xi)

entering into any agreement, understanding or arrangement with respect to the voting or transfer of its equity securities (other than the voting agreements that are contemplated by the Business Combination Agreement);

(xii)	taking certain actions described in the Business Combination Agreement related to taxes;

(xiii)

hiring employees and adopting benefit plans; entering into, amending waiving or terminating (other than terminations in accordance with their terms) any transaction with any related party to MGO (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business; and

(xiv)	authorizing or agreeing to take any of the foregoing actions.

Conditions to Closing of the Business Combination

Conditions to Each Party’s Obligations

The obligations of Heidmar, MGO, Holdings and Merger Sub to consummate the Transactions are subject to the satisfaction or waiver (where permissible) by Heidmar and MGO of (among others) the following conditions:

•

the expiration of all applicable waiting periods under antitrust laws relating to the Business Combination, the termination of any agreement with or commitment to any governmental authority not to consummate the Business Combination;

•	all required consents under antitrust laws relating to the Business Combination being obtained and remaining in full force and effect;

•	the Proposals being approved by the Requisite Vote of MGO Stockholders;

•

no governmental authority enacting, issuing, promulgating, enforcing or entering any law or order that the effect of making the Business Combination illegal or otherwise prohibiting consummation of the Business Combination;

•	the Holdings Shares being approved for listing on Nasdaq;

•	the F-4 Registration Statement being declared effective by the SEC; and

•	Holdings’ articles of incorporation and bylaws being amended and restated in their entirety in a form applicable to a company publicly listed in the United States and approved by Heidmar.

Other Conditions to Heidmar’s and the Heidmar Parties’ Obligations

The obligations of Heidmar, Holdings, Merger Sub and the Heidmar Shareholders to consummate the Business Combination are subject to the satisfaction or written waiver (where permissible) by Heidmar of the following conditions:

•

the representations and warranties of MGO contained in Sections 4.1-4.2, 4.12, 4.16, 4.19 and 4.23 of the Business Combination are each true and correct in all respects (other than Section 4.5 of the Business Combination Agreement will be true and correct in all but de minimis respects) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date. All other representations of MGO set forth in the Business Combination Agreement will be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date, except where the failure of such representations and warranties to be true and correct does not cause a Material Adverse Effect;

•

MGO will have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Business Combination Agreement to be performed or complied with by it on or prior to the Closing Date;

•	MGO will deliver certain officers’ certificates pursuant to the Business Combination Agreement to Heidmar; and

•	MGO will deliver executed Ancillary Documents required to be delivered at or prior to the Closing.

Other Conditions to MGO’s Obligations

The obligations of MGO to consummate the Transactions are subject to the satisfaction or written waiver (where permissible) by MGO of the following conditions:

•

the representations and warranties of Heidmar contained in Sections 6.1(a), 6.2-6.6 and 6.26 of the Business Combination are each true and correct in all respects (other than Section 6.3 and Section 7.3 of the Business Combination Agreement will be true and correct in all but de minimis respects) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date. All other representations of Heidmar set forth in the Business Combination Agreement will be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date, except where the failure of such representations and warranties to be true and correct does not cause a Material Adverse Effect (other than representations and warranties set forth in Section 6.8(b));

•

the representations and warranties of Holdings contained in Sections 5.1-5.2, 5.5 and 5.7 of the Business Combination are each true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date. All other representations of Holdings set forth in the Business Combination Agreement will be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date, except where the failure of such representations and warranties to be true and correct does not cause a Material Adverse Effect;

•

each of Heidmar, the Heidmar Shareholders, Holdings and Merger Sub will have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Business Combination Agreement to be performed or complied with by it on or prior to the Closing Date;

•	Heidmar will deliver certain officers’ certificates pursuant to the Business Combination Agreement to MGO;

•	no Material Adverse Effect will have occurred with respect to Heidmar since the date of the Business Combination Agreement; and

•	Heidmar will deliver executed Ancillary Documents required to be delivered at or prior to the Closing.

Termination

The Business Combination Agreement may be terminated and the Business Combination may be abandoned at any time prior to the Closing Date, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Business Combination by the Heidmar Shareholders or MGO Stockholders, respectively, as follows:

(a)	by mutual written consent of MGO and Heidmar;

(b)

by written notice by either MGO or Heidmar to the other if any of the conditions set forth in Article X of the Business Combination Agreement have not been satisfied or waived by December 31, 2024 (the “Outside Date”); provided, that such termination right is not be available to a Party if the breach or violation by such Party or its Affiliates (or with respect to Heidmar, the Heidmar Shareholders or Holdings) of any representation, warranty, covenant or obligation under the Business Combination Agreement was the principal cause of the failure of a condition;

(c)

by written notice by either MGO or Heidmar to the other if a Legal Restraint has become final and non-appealable; provided, that such termination right is not available to a Party if the failure by such Party or its Affiliates (or with respect to Heidmar, the Heidmar Shareholders or Holdings) to comply with any provision of the Business Combination Agreement was the principal cause of such Legal Restraint;

(d)

by written notice by Heidmar to MGO if (i) there has been a breach by MGO of any of its representations, warranties, covenants or agreements contained in the Business Combination Agreement, or if any representation or warranty of MGO becomes untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 10.2(a) or Section 10.2(b) of the Business Combination Agreement to be satisfied, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 30 days after written notice of such breach or inaccuracy is provided to MGO by Heidmar or (B) the Outside Date; provided, that such termination eight will not be available to Heidmar if at such time MGO would be entitled to terminate the Business Combination Agreement pursuant to Section 11.1(f) thereof;

(e)

by written notice by Heidmar if MGO receives a notice of delisting from Nasdaq and is not reasonably able to cure the deficiency within three months of the date of the notice or if MGO is formally delisted from Nasdaq;

(f)

by written notice by MGO to Heidmar if (i) there has been a breach by Heidmar, the Heidmar Shareholders or Holdings of any of their respective representations, warranties, covenants or agreements contained in the Business Combination Agreement, or if any representation or warranty of such Parties has become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 10.3(a) or Section 10.3(b) of the Business Combination Agreement to be, and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 30 days after written notice of such breach or inaccuracy is provided to Heidmar by MGO or (B) the Outside Date; provided that such termination eight will not be available to MGO if at such time Heidmar would be entitled to terminate the Business Combination Agreement pursuant to Section 11.1(d) thereof; or

(g)	by written notice by either MGO or Heidmar if the required shareholder approval is not obtained.

Additional Terms

Prospectus/Proxy Statement

As promptly as practicable after the execution of the Business Combination Agreement, MGO and Heidmar agreed to prepare and file with the SEC this proxy statement/prospectus to be sent to the MGO Stockholders relating to the Special Meeting of the MGO Stockholders to be held to consider approval and adoption of the Proposals.

MGO Stockholders Meeting

MGO has agreed to call and hold the Special Meeting as promptly as practicable after the date on which this F-4 Registration Statement becomes effective. MGO has agreed, through the MGO Board, to recommend to its shareholders that they approve the Proposals contained in this proxy statement/prospectus and agreed to include the recommendation of the MGO Board in this proxy statement/prospectus.

Stock Exchange Listing

Heidmar, Holdings and MGO will use their respective commercially reasonable efforts to cause the Holdings Shares to be issued in connection with the Business Combination to be approved for listing on Nasdaq at the Closing.

Indemnification

Subject to certain limitations contained in the Business Combination Agreement, MGO will indemnify Holdings, Heidmar, the Heidmar Shareholders and each of their Affiliates (i) during the Interim Period for up to $4,000,000 for any claims made during the Interim Period arising out of any capital raise conducted by MGO during the Interim Period and for up to $300,000 for certain threatened litigation claims made during the Interim Period and (ii) after the Closing for damages incurred by the Heidmar Shareholders as a result of breaches by MGO of representations warranties and covenants under the Business Combination Agreement. The sole source of the payment of post-Closing indemnity claims will be an additional 20,408,163 Holdings Shares that are held in reserve for making indemnity payments by issuing such shares to Heidmar Shareholders as set forth in the Business Combination Agreement. To the extent these shares are not issued to cover post-Closing indemnity claims within the second anniversary of the Closing, these shares will be cancelled.

Expenses

Subject to the terms and conditions of the Business Combination Agreement, the fees and expenses incurred in connection with the Business Combination Agreement will be paid by the party incurring such fees or expenses.

Governing Law

The Business Combination Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Amendments

The Business Combination Agreement may be amended or modified only by a written agreement executed by each of MGO and Heidmar.

ANCILLARY DOCUMENTS AND RELATED AGREEMENTS

This section describes the material provisions of certain additional agreements that were entered into pursuant to the Business Combination Agreement, which are referred to herein as the “Ancillary Documents,” or otherwise in connection with the Business Combination. This section does not describe all of the terms of these agreements. The following summaries are qualified in their entirety by reference to the complete text of each of these agreements. Stockholders and other interested parties are urged to read them in their entirety prior to voting on the proposals presented at the Special Meeting.

Voting and Support Agreements

At the time they entered into the Business Combination Agreement, MGO and Holdings entered into voting and support agreements (“Voting and Support Agreements”) with certain officers and directors of MGO who collectively held a majority of the issued and outstanding MGO Shares (the “MGO Principals”). Since that time, MGO and Holdings have also entered into Voting and Support Agreements with certain investors (together with the MGO Principals, the “Supporting Investors”) that have purchased MGO Shares from MGO through its at-the-market facility and through other issuances. Pursuant to the Voting and Support Agreements, each Supporting Investor has agreed, among other things, to vote his, her or its shares in favor of approval of the Business Combination Agreement, the Business Combination and the other transactions contemplated thereby and not to transfer his, her or its MGO Shares (subject to certain exceptions).

MGO agreed in the Business Combination Agreement to not issue new MGO Shares prior to the Record Date if that issuance would cause the portion of MGO Shares held by the MGO Principals to fall to less than a majority. However, sales by MGO of its common stock through its at-the-market facility and through other issuances, have led to the MGO Principals currently owning less than 50% of the MGO Shares. MGO and Heidmar are discussing amending the Business Combination Agreement to reduce this minimum percentage and to have it apply to all the Supporting Investors. This amendment could potentially also change the earnout conditions that Holdings would need to satisfy in order for the Earnout Shares to be issued, including to have the conditions apply to a later financial period. As a result, the Voting and Support Agreements would ensure the affirmative vote of close to or greater than a majority of the outstanding MGO Shares at the Special Meeting. This would mean only a small portion or none of the MGO Shares held by stockholders that are not Supporting Investors would be needed to approve the Business Combination and Business Combination Agreement at the Special Meeting. As of the date of this proxy statement/prospectus, the Supporting Investors hold 48.0% of the outstanding MGO Shares.

Lock-Up/Leak-Out Agreement

Certain MGO Stockholders (including the officers, directors and Affiliates of MGO) and the Heidmar Shareholders will each, prior to the Closing, enter into a lock-up/leak-out agreement with Holdings. These parties are expected to have aggregate ownership of     % of the Holdings Shares after the Closing.

The lock-up/leak-out agreements will place the following restrictions on their sales of Holdings Shares.

•	These parties may not sell or otherwise transfer their Holdings Shares for four months after the Closing, subject to certain customary exceptions.

•

During the subsequent two months, these parties may sell into the open markets on any Trading Day, in aggregate, no more 10% of the trading volume of Holdings Shares on the prior Trading Day as reported by Bloomberg; provided, that beginning on the day the closing price of Holdings Shares is at least $     per share for 10 out of 30 Trading Days following the Closing, each such person will be permitted to sell or otherwise transfer 25% of the Holdings Shares such person holds.

The full text of the form of Lock-Up/Leak-Out Agreement is attached as Annex D hereto, and the terms of that agreement are incorporated herein by reference.

Advisory Agreement

MGO and Maxim are parties to an Advisory Agreement, pursuant to which MGO agreed to pay to Maxim at the Closing a success fee equal to 3.5% of the enterprise value of Heidmar (based on a $300 million equity value) under the Business Combination Agreement as well as additional compensation in respect of any Earnout Shares issued. This fee will be paid by Holdings issuing to Maxim 2.64% of the Heidmar Share Consideration at the Closing and 2.64% of any Earnout Shares.

Registration Rights Agreement

Prior to Closing, Holdings will become a party to a registration rights agreement with each of the Heidmar Shareholders that becomes effective at the Closing. Pursuant to the registration rights agreement, Holdings agrees to file with the SEC, no later than      days after the Closing, a shelf registration statement for the resale from time to time by the Heidmar Shareholders of the Holdings Shares they receive as consideration in the Business Combination (the “Registrable Securities”). In addition, the Heidmar Shareholders will have the right to demand that Holdings conduct an underwritten offering, or “shelf takedown,” under that registration statement, subject to certain conditions. Holdings will also grant to the Heidmar Shareholders certain “piggyback rights” to include their Holdings Shares in other registered offerings of securities of Holdings. The registration rights agreement will remain in force until none of the Heidmar Shareholders hold any Registrable Securities. The Holdings Shares they hold will generally cease to be Registrable Securities when they have been transferred by the Heidmar Shareholder or when the Heidmar Shareholder may sell those securities without restriction under Rule 144 and that Heidmar Shareholder, together with its Affiliates, ceases to hold at least 5% of the outstanding Holdings Shares. The Registration Rights Agreement will cover all of the Holdings Shares that will be held by the Heidmar Shareholders, or     Holdings Shares.

CERTAIN TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

The following discussion is a general summary based on present law of certain U.S. federal income tax considerations that may be relevant to (i) U.S. Holders and Non-U.S. Holders (each as defined below) of the Business Combination and (ii) to U.S. Holders of holding and disposing of Holdings Shares after the Business Combination. The following does not constitute tax advice. This discussion is based upon the Code, the Treasury Regulations promulgated thereunder, judicial authorities and published positions of the IRS, all as currently in effect, and all of which are subject to change or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein.

This discussion is for general information purposes only and is not a complete description of all tax considerations that may be relevant to holders of Heidmar Shares or holders of MGO Shares; it is not a substitute for tax advice. It applies only to holders that hold their Heidmar Shares or MGO Shares, as applicable, and will hold the Holdings Shares received in the Business Combination, as capital assets within the meaning of Section 1221(a) of the Code (generally, property held for investment). In addition, it does not describe all of the U.S. federal income tax considerations that may be relevant to a holder of Heidmar Shares or an MGO Stockholder in light of such holder’s particular circumstances, nor does it apply to holders subject to special rules under the U.S. federal income tax laws, such as banks or other financial institutions, insurance companies, tax-exempt entities and organizations, brokers or dealers in securities, currencies or commodities, traders in securities that elect a mark-to-market method of accounting, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities (including S-corporations) and investors therein, certain former citizens or former long-term residents of the United States, U.S. Holders whose “functional currency” is not the U.S. dollar, pension funds, individual retirement and other tax deferred accounts, “controlled foreign corporations,” “passive foreign investment companies,” “personal holding companies,” persons liable for any alternative minimum tax, persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an “applicable financial statement,” persons that directly, indirectly or constructively own, or at any time during the five-year period ending on the Completion Date owned, 5% or more of the total combined voting power of Heidmar, MGO or Holdings voting stock or of the total value of Heidmar, MGO or Holdings’ equity interests, persons who received their Heidmar Shares or MGO Shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, holders of MGO Shares who exercise appraisal rights, U.S. Holders that hold their Heidmar Shares or MGO Shares, or who will hold the Holdings Shares, in connection with a permanent establishment or fixed base outside the United States, or holders that hold their Heidmar Shares or MGO Shares as part of a hedge, straddle, conversion, constructive sale or other integrated or risk reduction financial transaction. This summary also does not address any considerations relating to U.S. federal taxes other than the income tax (such as estate or gift taxes), any U.S. state and local, or non-U.S. tax laws or considerations, the Medicare tax on net investment income, any considerations with respect to any withholding required pursuant to the Foreign Account Tax Compliance Act (including the Treasury Regulations promulgated thereunder and any intergovernmental agreements entered in connection therewith and any laws, regulations or practices adopted in connection with any such agreement), or, except as expressly addressed below, any reporting requirements.

As used in this section, “U.S. Holder” means a beneficial owner of Heidmar Shares or MGO Shares, as applicable, and, after the Business Combination, a beneficial owner of Holdings Shares received in the Business Combination, that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity or arrangement taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or such trust has made a valid election to be treated as a U.S. person; or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. Holder” is a beneficial owner of Heidmar Shares or MGO Shares, as applicable, and, after the Business Combination, a beneficial owner of Holdings Shares received in the Business Combination, that is neither a U.S. Holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in a partnership for U.S. federal income tax purposes (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) exchanging its Heidmar Shares or MGO Shares, as applicable, in the Business Combination or holding or disposing of Holdings Shares received in the Business Combination, generally will depend on the status of the partner and the activities of the partnership. Partnerships and persons treated as partners in partnerships that hold Heidmar Shares or MGO Shares, as applicable, should consult their own tax advisors regarding the specific U.S. federal income tax consequences to them of participating in the Business Combination and acquiring, owning and disposing of Holdings Shares.

The following discussion does not purport to be a complete analysis or discussion of all U.S. federal income tax considerations relating to the Business Combination or to the ownership and disposition of Holdings Shares. All holders of Heidmar Shares or MGO Shares, as applicable, should consult their own tax advisors as to the specific tax consequences to them of the Business Combination and of the ownership and disposition of Holdings Shares, including with respect to reporting requirements and the applicability and effect of any U.S. federal, state, local, non-U.S. or other tax laws in light of their particular circumstances.

U.S. Federal Income Tax Treatment of Holdings

A corporation organized under non-U.S. law, such as Holdings, is generally treated as a foreign corporation for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule under which a corporation otherwise treated as a foreign corporation may be treated as a U.S. corporation for U.S. federal income tax purposes if, following an acquisition of a U.S. corporation by the foreign corporation, at least 80% of the acquiring foreign corporation’s stock (by vote or value) is considered to be held by former shareholders of the U.S. corporation by reason of holding stock of such U.S. corporation (such percentage is referred to as the “ownership percentage”), and the “expanded affiliated group” which includes the acquiring foreign corporation does not have “substantial business activities” in the country in which the acquiring foreign corporation was created or organized. If Holdings were to be treated as a U.S. corporation for U.S. federal income tax purposes, Holdings and its subsidiaries could be subject to substantial additional U.S. federal income tax liability, and U.S. withholding taxes may apply to payments made to Holdings shareholders.

In addition, even if Holdings were not treated as a U.S. corporation, Section 7874 of the Code may cause Holdings to be subject to certain unfavorable U.S. federal income tax rules in the event that the ownership percentage attributable to former MGO Stockholders is at least 60% and the “expanded affiliated group” which includes the acquiring foreign corporation does not have “substantial business activities” in the country in which the acquiring foreign corporation was created or organized. If Holdings were to be subject to these rules, Holdings and its subsidiaries could be subject to adverse tax consequences including restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction and its U.S. shareholders could be subject to a higher rate of tax on any dividends.

Based on the percentage of Holdings Shares to be received by MGO Stockholders in the Business Combination and current law, Holdings does not currently expect Section 7874 of the Code to apply so as to cause Holdings to be treated as a U.S. corporation or otherwise subject Holdings to certain unfavorable tax rules for U.S. federal income tax purposes. However, the ownership of Holdings for purposes of Section 7874 of the Code must be finally determined after Completion, by which time there could be adverse changes to the relevant facts and circumstances. In addition, the rules for determining ownership under Section 7874 of the Code are complex, unclear and subject to change. Accordingly, there can be no assurance that the IRS would not assert that Holdings should be treated as a U.S. corporation for U.S. federal income tax purposes or that such an assertion would not be sustained by a court.

Holders are urged to consult with their tax advisors regarding the potential application of Section 7874 of the Code and the Treasury Regulations promulgated thereunder to the Business Combination. The remainder of this discussion assumes that Holdings will not be treated as a U.S. corporation by reason of Section 7874 of the Code.

Tax Consequences of the Business Combination

Heidmar Share Acquisition

Tax Consequences to Holders of Heidmar Shares

Unless otherwise noted, the legal conclusions set forth under this section “— Material U.S. Federal Income Tax Considerations — Tax Consequences of the Business Combination — Heidmar Share Acquisition” relating to the material U.S. federal income tax consequences of the Heidmar Share Acquisition to U.S. Holders and Non-U.S. Holders of Heidmar Shares, and subject to the limitations, assumptions and qualifications described herein and in the opinion filed as Exhibit 8.1, are the opinion of Seward & Kissel LLP, special counsel to Heidmar.

For U.S. federal income tax purposes, the Heidmar Share Acquisition is intended to qualify either as a “reorganization” within the meaning of Section 368(a) of the Code or as a nontaxable transfer to a controlled corporation within the meaning of Section 351(a) of the Code. However, this conclusion is not free from doubt, and the receipt of an opinion from counsel on the qualification of the Heidmar Share Acquisition as a “reorganization” for U.S. federal income tax purposes is not a condition to the Heidmar Share Acquisition. Heidmar, MGO and Holdings have not sought and will not seek any ruling from the IRS regarding the qualification of the Heidmar Share Acquisition as a “reorganization” within the meaning of Section 368(a) of the Code. Consequently, there can be no assurance that the IRS will not challenge the qualification of the Heidmar Share Acquisition as a “reorganization” or that a court would not sustain such a challenge. If the Heidmar Share Acquisition does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. Holders of Heidmar Shares will recognize gain or loss for U.S. federal income tax purposes on the receipt of Holdings Shares in exchange for Heidmar Shares pursuant to the Heidmar Share Acquisition.

If the Heidmar Share Acquisition qualifies either as a “reorganization” within the meaning of Section 368(a) of the Code or as a nontaxable transfer to a controlled corporation within the meaning of Section 351(a) of the Code, the U.S. federal income tax consequences of the Heidmar Share Acquisition to U.S. Holders and Non-U.S. Holders of Heidmar Shares generally are as follows:

•	a U.S. Holder or Non-U.S. Holder of Heidmar Shares will not recognize gain or loss upon the exchange of such holder’s Heidmar Shares for Holdings Shares pursuant to the Heidmar Share Acquisition;

•

the aggregate tax basis of the Holdings Shares such U.S. Holder or Non-U.S. Holder of Heidmar Shares receives pursuant to the Heidmar Share Acquisition will be equal to the aggregate tax basis of the Heidmar Shares exchanged therefor; and

•

the holding period of the Holdings Shares received by a U.S. Holder or Non-U.S. Holder pursuant to the Heidmar Share Acquisition will include such holder’s holding period of the Heidmar Shares surrendered in exchange therefor.

The Merger

Tax Consequences for U.S. Holders of MGO Shares

  In General

Subject to the discussion below of Section 367(a) of the Code under “—Additional Requirements for Tax Deferral,” the transfer by U.S. Holders of their MGO Shares to Holdings pursuant to the Business

Combination Agreement, taken together with the related Transactions, should qualify either as a transfer of property to a controlled corporation under Section 351 of the Code or as a reorganization under Section 368 of the Code. Holdings has received a tax opinion (the “Tax Opinion”) from Seward & Kissel LLP, which concludes that, subject to the limitations and qualifications set forth therein and Section 367(a) of the Code, the transfer by a U.S. Holder of their MGO Shares to Holdings pursuant to the Business Combination Agreement, taken together with related Transactions, should qualify as a transaction governed by Section 351 of the Code. The provisions of Section 351(a) of the Code are complex and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur following the Business Combination that are beyond MGO’s or Holdings’ control. For example, if more than 20% of the Holdings’ common stock were subject to an arrangement or agreement to be sold or disposed of at the time of their issuance in the Business Combination, one of the requirements for Section 351(a) treatment may be violated. However, we do not expect that any of the Holdings Shares issued in the Business Combination that will be subject to contractual restrictions on transfer will be subject to an arrangement or agreement by its owner to sell or dispose of such shares upon the issuance of those shares in the Business Combination.

Receipt of the Tax Opinion is not a condition to the obligations of Holdings, Heidmar and other parties to the Business Combination Agreement to complete the Transactions under the Business Combination Agreement. The Tax Opinion is based upon representations, warranties and covenants provided by MGO, Heidmar and other relevant parties and certain assumptions (including those related to Section 367(a) of the Code), all of which must continue to be true and accurate as of the effective time of the Merger. In addition, the Tax Opinion is subject to certain qualifications and limitations as set forth in the Tax Opinion. If any of the assumptions, representations, warranties or covenants upon which the Tax Opinion is based are inconsistent with the actual facts, the Tax Opinion could be invalid. Also, given the complex nature of the tax rules applicable to the Business Combination and the related Transactions and the absence of authorities directly on point or an advance ruling from the IRS, the conclusions stated in the Tax Opinion are not free from doubt, and there is a risk that the IRS could take a contrary position to those described in the Tax Opinion and that a court will agree with such contrary position in the event of litigation.

U.S. Holders Exchanging MGO Shares for Holdings Shares. A U.S. Holder that owns MGO Shares and that exchanges such shares for Holdings Shares as a result of the Merger and related Transactions generally should not recognize gain or loss for U.S. federal income tax purposes. The aggregate tax basis of the Holdings Shares received by such U.S. Holder should be the same as the aggregate adjusted tax basis of the MGO Shares exchanged therefor. The holding period of the Holdings Shares received by such U.S. Holder will include the period during which the MGO Shares exchanged therefor were held by such U.S. Holder.

Alternative Treatment of the Business Combination. If the Merger and related Transactions are not treated as a transfer of property to a corporation under Section 351 of the Code or as a reorganization under Section 368 of the Code, the Business Combination will generally be treated as a taxable exchange of MGO Shares for Holdings Shares. A U.S. Holder of MGO Shares would generally recognize gain or loss in an amount equal to the excess of (i) the fair market value of the Holdings Shares received over (ii) such holder’s adjusted tax basis in such MGO Shares.

Any such gain would be capital gain, and generally would be long-term capital gain if the U.S. Holder’s holding period for the MGO Shares exceeded one year at the time of the Merger. Long-term capital gains recognized by a non-corporate U.S. Holder generally would be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. It is unclear whether the redemption rights with respect to the MGO Shares described in this proxy statement/prospectus/information statement could toll a U.S. Holder’s holding period.

A U.S. Holder’s holding period for the Holdings Shares would begin on the day after the Merger and the U.S. Holder’s tax basis in the Holdings Shares received in the exchange should equal the fair market value of such Holdings Shares at the time of the exchange.

U.S. Holders of MGO Shares are urged to consult their tax advisors regarding the proper U.S. federal income tax treatment of the Business Combination, including with respect to its qualification as a “reorganization” under Section 368 of the Code, or, alternatively, as part of a nontaxable transaction pursuant to Section 351 of the Code.

Additional Requirements for Tax Deferral. Section 367(a) of the Code and the Treasury regulations promulgated thereunder impose certain additional requirements for qualifying for nonrecognition of gain under Section 351 or Section 368 of the Code with respect to transactions where a U.S. person transfers stock or securities (or is deemed to transfer stock or securities) in a U.S. corporation to a foreign corporation in exchange for stock or securities in a foreign corporation. U.S. Holders of MGO Shares will be deemed to transfer shares of such stock to Holdings in exchange for Holdings Shares for purposes of the rules under Section 367(a) of the Code.

In general, for the Business Combination to meet these additional requirements, certain reporting requirements must be satisfied and each of the following conditions must be met: (i) no more than 50% of both the total voting power and the total value of the stock of Holdings is received in the exchange, in the aggregate, by “U.S. transferors” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership); (ii) no more than 50% of each of the total voting power and the total value of the stock of Holdings is owned, in the aggregate, immediately after the exchange by “U.S. persons” (as defined in the Treasury regulations) that are either officers or directors or “five-percent target shareholders” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership) of MGO; (iii) either (A) the U.S. Holder is not a “five-percent transferee shareholder” (as defined in the Treasury regulations and computed taking into account direct ownership and ownership as a result of attribution rules) of Holdings or (B) the U.S. Holder is a “five-percent transferee shareholder” of Holdings and enters into an agreement with the IRS to recognize gain on the transferred shares under certain circumstances; and (iv) the “active trade or business test” as defined in Treasury Regulations Section 1.367(a)-3(c)(3) is satisfied. The active trade or business test generally requires (A) Holdings , or any qualified subsidiary of Holdings, to be engaged in an “active trade or business” outside of the U.S. for the 36-month period immediately before the transfer and neither the transferors nor Holdings to have an intention to substantially dispose of or discontinue such trade or business and (B) the fair market value of Holdings to be at least equal to the fair market value of MGO, as specifically determined for purposes of Section 367 of the Code, at the time of the transfer. It is currently expected that conditions (i) and (ii) will be met, and (iv) will be met as a result of the activities of Heidmar. As a result, it is expected that the Merger and related Transactions will not be taxable under Section 367 of the Code on account of such conditions. It should be noted, however, that there is limited guidance regarding the application of these requirements to facts similar to the Business Combination. In addition, the determination of whether Section 367(a) of the Code will apply to holders of MGO Shares cannot be made until the Business Combination is completed. Accordingly, there can be no assurance that Section 367(a) of the Code will not apply to U.S. Holders of MGO Shares that participate in the Business Combination.

If the exchange of MGO Shares pursuant to the Business Combination, taken together with the related Transactions, would otherwise qualify for nonrecognition treatment under Section 351 of the Code or Section 368 of the Code, but it is determined that Section 367(a) of the Code applies, then a U.S. Holder of MGO Shares would generally recognize gain (but not loss) with respect to each MGO Share in an amount equal to the excess, if any, of (i) the fair market value of the Holdings Shares received over (ii) such holder’s adjusted tax basis in such share of MGO Shares. Any such gain would be capital gain, and generally would be long-term capital gain if the U.S. Holder’s holding period for the MGO Shares exceeded one year at the time of the Merger. Long-term capital gains recognized by a non-corporate U.S. Holder generally would be eligible to be taxed at reduced rates. The U.S. Holder would not recognize any loss in such holder’s MGO Shares and would not be permitted to net any such losses against any gain recognized with respect to other MGO Shares. It is unclear whether the redemption rights with respect to the MGO Shares described in this proxy statement/prospectus/information statement could toll a U.S. Holder’s holding period.

The rules dealing with Section 367(a) of the Code discussed above are very complex and are affected by various factors in addition to those described above. Accordingly, you are strongly urged to consult your tax advisor concerning the application of these rules to your exchange of MGO Shares under your particular circumstances, including, if you believe you will be a “five percent transferee shareholder,” the possibility of entering into a “gain recognition agreement” under applicable Treasury Regulations.

Tax Consequences for Non-U.S. Holders of MGO Shares

Subject to the discussion below under “— Information Reporting and Backup Withholding,” a Non-U.S. Holder that exchanges MGO Shares for Holdings Shares and cash in the Merger generally will not be subject to U.S. federal income or withholding tax on any gain recognized as a result of the Merger unless:

•

the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment or fixed base of such Non-U.S. Holder in the United States); or

•	the Non-U.S. Holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax in the same manner as if such holder were a U.S. person, as described above under “— Tax Consequences for U.S. Holders of MGO Shares.” A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Any gain described in the second bullet point above generally will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by U.S.-source capital losses of the Non-U.S. Holder, if any, provided that the holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding

The receipt by a U.S. MGO Stockholder in the Merger of Holdings Shares and cash may be subject to information reporting, unless the U.S. Holder provides the withholding agent with proof of an applicable exemption. Payments that are subject to information reporting may also be subject to backup withholding, unless the U.S. Holder provides the applicable withholding agent with a properly completed and executed IRS Form W-9 providing such U.S. Holder’s correct taxpayer identification number and certifying that such holder is not subject to backup withholding, or otherwise establishes an exemption. Non-U.S. Holders of MGO Shares may be required to comply with certification and identification procedures to establish an exemption from information reporting and backup withholding on receipt of Holdings Shares and cash in the Merger. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a holder generally will be allowed as a credit against such holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Ownership and Disposition of Holdings Shares

U.S. Holders

Distributions

Subject to the discussion below under the subsection entitled “— Passive Foreign Investment Company Rules,” the gross amount of any distributions with respect to Holdings Shares (including the amount of any non-U.S. withholding taxes with respect to such distribution), generally will constitute a dividend for U.S. federal income tax purposes to the extent paid out of Holdings’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be first applied against and reduce (but not below zero) a U.S. Holder’s adjusted tax basis in its Holdings Shares. Any remaining excess will be treated as gain recognized on the sale or other taxable disposition of Holdings Shares and will be treated as described below under the subsection entitled “— Sale, Taxable Exchange or Other Taxable Disposition.”

Any dividends paid by Holdings generally will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Subject to the discussion below under the subsection entitled “— Passive Foreign Investment Company Rules,” certain dividends received from a “qualified foreign corporation” by eligible non-corporate U.S. Holders that satisfy a minimum holding period and certain other requirements generally will be taxed at the preferential rate applicable to qualified dividend income. For these purposes, a foreign corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that meets certain requirements. The U.S. Treasury Department has determined that the income tax treaty between Ireland and the United States meets these requirements, and Holdings believes that it is eligible for benefits under such tax treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on the NYSE (which Holdings Shares are expected to be) will be considered readily tradable on an established securities market in the United States. There can be no assurance that Holdings Shares will be considered readily tradable on an established securities market in the current or future taxable years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of Holdings’ status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Notwithstanding the foregoing, Holdings will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year. See “— Passive Foreign Investment Company Rules” below.

Dividends paid in a currency other than U.S. dollars will be included in income in a U.S. dollar amount based on the Exchange Rate in effect on the date the dividend is includible in the U.S. Holder’s income, whether the currency is converted into U.S. dollars or not at that time. A U.S. Holder’s tax basis in the non-U.S. currency will equal the U.S. dollar amount included in income. Any gain or loss realized on a subsequent conversion or other disposition of the non-U.S. currency for a different U.S. dollar amount generally will be U.S. source ordinary income or loss. If dividends paid in a currency other than U.S. dollars are converted into U.S. dollars on the day they are received, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to applicable limitations that may vary depending upon the circumstances, foreign taxes withheld from dividends on Holdings Shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s federal income tax liability under the U.S. foreign tax credit rules. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Sale, Taxable Exchange or Other Taxable Disposition

Subject to the discussion below under the subsection entitled “— Passive Foreign Investment Company Rules,” in the event of any future sale or other taxable disposition of Holdings Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in the disposed Holdings Shares. Any such capital gain or loss generally will be long-term capital gain or loss if a U.S. Holder’s holding period for the disposed Holdings Shares exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders are generally eligible to be taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

A foreign corporation, such as Holdings, will be classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for any taxable year in which, after the application of certain look-through rules, either: (i) 75% or more of its gross income for such taxable year is “passive income” as defined in the relevant provisions of the Code (e.g., dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains), or (ii) 50% or more of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce “passive income” or are held for the production of “passive income.” Although it is not free from doubt, based on the expected composition of Holdings’ (and its wholly owned subsidiaries’) gross assets and income and the manner in which Holdings (and its wholly owned subsidiaries) will operate its business, Holdings does not believe that it will be classified as a PFIC for U.S. federal income tax purposes for the taxable year that includes the Business Combination. However, the determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules that are subject to differing interpretations and generally cannot be determined until the close of the taxable year in question. Accordingly, there can be no assurance that Holdings will not be a PFIC for the taxable year that includes the Business Combination or any future taxable year.

If Holdings is a PFIC in any taxable year during which a U.S. Holder owns Holdings Shares, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by Holdings and on any gain recognized on a sale, exchange or other disposition, including a pledge, of the Holdings Shares, whether or not Holdings continues to be a PFIC. In addition, certain annual tax reporting would be required. U.S. Holders should consult their tax advisors concerning the tax consequences to them if Holdings is a PFIC and certain tax elections such U.S. Holders may wish to make to mitigate any adverse tax consequences that might arise in the event that Holdings is a PFIC.

Information Reporting and Backup Withholding

Generally, information reporting requirements may apply in connection with cash payments made to U.S. Holders in respect of Holdings Shares. Backup withholding tax may apply to amounts subject to reporting unless the U.S. Holder provides the applicable withholding agent with a properly completed and executed IRS Form W-9 providing such U.S. Holder’s correct taxpayer identification number and certifying that such holder is not subject to backup withholding, or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder generally will be allowed as a credit against such holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

THE DISCUSSION ABOVE IS BASED ON CURRENT LAW. LEGISLATIVE, ADMINISTRATIVE OR JUDICIAL CHANGES OR INTERPRETATIONS, WHICH CAN APPLY RETROACTIVELY, COULD AFFECT THE ACCURACY OF THE STATEMENTS SET FORTH THEREIN. THE DISCUSSION ABOVE IS FOR GENERAL INFORMATION PURPOSES ONLY. IT DOES NOT ADDRESS TAX CONSIDERATIONS THAT MAY VARY WITH, OR ARE CONTINGENT ON, A HOLDER’S INDIVIDUAL CIRCUMSTANCES NOR THE APPLICATION OF ANY U.S. NON-INCOME TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION.

HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING SUCH MATTERS AND THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION AND THE OWNERSHIP AND DISPOSITION OF HOLDINGS SHARES.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information gives effect to the Business Combination of MGO, Heidmar and Holdings and related Transactions and was prepared on the following bases.

•

The unaudited pro forma condensed combined balance sheet as of June 30, 2024 was prepared from the unaudited, historical balance sheet of MGO as of June 30, 2024 and the unaudited, historical balance sheet of Heidmar as of June 30, 2024, as if the Business Combination and related Transactions had been consummated on June 30, 2024.

•

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 was prepared from the audited, historical statement of operations of MGO for the year ended December 31, 2023 and the audited, historical statement of income of Heidmar for the year ended December 31, 2023, as if the Business Combination and related Transactions had been consummated on January 1, 2023.

•

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024 was prepared from the unaudited, historical statement of operations of MGO for the six months ended June 30, 2024 and the unaudited, historical statement of income of Heidmar for the six months ended June 30, 2024, as if the Business Combination and related Transactions had been consummated on January 1, 2023.

The unaudited pro forma condensed combined financial information assumes that the Business Combination will be accounted for pursuant to Accounting Standard Codification 805 Business Combinations under U.S. generally accepted accounting principles (“GAAP”), such that Heidmar is acquiring MGO in the Business Combination. This determination is based on the expectations that, immediately following the Business Combination: (i) Heidmar’s equity holders will own a substantial majority of the voting rights in the combined organization, (ii) Heidmar will designate the directors and officers of the combined organization and (iii) Heidmar’s senior management will hold all positions in the senior management of the combined company while no employees from MGO will be retained. The following unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X under the Securities Act of 1933, as amended.

For accounting purposes: (i) the Business Combination will be treated as the equivalent of Heidmar issuing stock to acquire the net assets of MGO, (ii) the net assets, including goodwill and other identifiable intangible assets of MGO will be recorded based upon their fair values, at the time of closing, and (iii) the reported historical operating results of the combined company prior to the Business Combination will be those of Heidmar with assets and liabilities reflected at carrying value. Any excess purchase price over the estimated fair values of the net assets acquired, if applicable, will be recognized as goodwill.

The unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that would have been realized had the entities been a single entity during the periods presented. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

The adjustments used in these unaudited pro forma condensed combined financial statements are preliminary in nature and have been based on significant estimates and assumptions, including in determining the preliminary purchase price allocations for the Business Combination. The final accounting for the Business Combination, including the final purchase price allocations, will be completed after the Closing. There will be differences between these preliminary estimates the final accounting, and those differences could be material and have a material impact on the historical financial statements of Holdings following the Business Combination.

Description of the Business Combination Agreement

On June 18, 2024, Heidmar, Holdings, Merger Sub, MGO and the Heidmar Shareholders entered into the Business Combination Agreement, pursuant to which:

•	Merger Sub will merge with and into the MGO, with MGO continuing as the surviving entity and a wholly owned subsidiary of Holdings;

•

all of the issued and outstanding MGO Shares prior to the effective time of the Merger will be converted into the right to receive Holdings Shares on a one-for-one basis, with Holdings issuing those shares to the MGO Stockholders at Closing;

•	immediately after the effective time of the Merger, the Heidmar Shareholders will transfer all their Heidmar Shares to Holdings, with Heidmar becoming a wholly owned subsidiary of Holdings; and

•

Holdings shall issue to the Heidmar Shareholders (i) at the Closing, a number of Holdings Shares equal to (x) the number of MGO Shares outstanding immediately prior to the Merger Effective Time on a fully diluted and as-converted basis times (y) 16.6667 and (ii) after the Closing and upon the satisfaction of certain earnout conditions set forth in the Business Combination Agreement, additional Holdings Shares equal to 10% of the shares issued to the Heidmar Shareholders on the Closing.

In addition, the Business Combination Agreement contemplates that 2.64% of the Heidmar Share Consideration and any Earnout Shares will be issued to MGO’s financial advisor, Maxim, as compensation under its Advisory Agreement with MGO. If the Merger is completed, the business of Heidmar will continue as the business of the combined company. The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Holdings, is a newly incorporated company organized and existing under the laws of Marshall Islands, formed for the purpose of participating in the Transactions to be consummated pursuant to the Business Combination Agreement and specifically issuing the equity interests at the Closing. In the determination of the accounting acquirer in accordance with ASC 805-10, Holdings was not deemed to be substantive and was “looked through” in the determination of the accounting acquirer, which was deemed to be Heidmar Inc.

Prior to and as a condition of the closing, each outstanding and unvested MGO Restricted Stock unit, restricted stock, stock options and warrants shall accelerate in accordance with their terms and be automatically converted to common stock. At Closing, it is anticipated that MGO will have zero dollars in cash immediately following the closing, after taking into effect the payment of severance and bonuses, MGO transaction expenses, and any payments to MGO Stockholders in connection with certain permitted fundraising transactions, which will be paid with existing cash.

The parties expect that after the Closing, the MGO Stockholders will hold 5.66% of the Holdings Shares and the Heidmar Shareholders will hold 94.34% of the Holdings Shares (including shares that Holdings will distribute to MGO’s financial advisor). Pursuant to the Business Combination Agreement, any MGO Shares that MGO issues prior to Closing will not change these percentages.

Prior to the consummation of the Business Combination, MGO may raise additional funds through the issuance of equity securities via their at-the-market (“ATM”) offering of MGO Shares. However, at the time these unaudited condensed pro-forma financial information statements were prepared, the total amount of funds and number of securities to be issued for additional fundraising was uncertain. As such, the pro forma financial statements include only adjustments related to financing activities that were known at the time of preparation.

Earnout Shares

Pursuant to the Business Combination Agreement, the Heidmar Shareholders and MGO’s financial advisor will be issued a number of Holdings Shares equal to 10% of the Heidmar Share Consideration if one of the following performance conditions are met: 2024 revenue, EBITDA or Net Income equals or exceeds $45 million,

$30 million or $25 million, respectively (the “Earnout Shares”). The initial fair value of the Earnout Shares to be issued to the Heidmar Shareholders and to MGO’s financial advisor if the specified thresholds are met, will be classified within equity in accordance with the provisions of ASC 815-40 since Earnout Shares are indexed to Holdings’ stock and Holdings controls the ability to settle these instruments in shares. The estimated fair value of the Earnout Shares that will be issued to the Heidmar Shareholders will be recognized within expenses since the Earnout Shares will not be issued pro rata to all the shareholders of Holdings and the offsetting entry will increase shareholders’ equity, while the estimated fair value of the Earnout Shares that will be issued to MGO’s financial advisor will be included within the estimated purchase price consideration as contingent consideration in accordance with ASC 805, and will be classified within shareholders’ equity.

Currently, because the probability of Holdings meeting the set performance conditions for 2024 is remote, the fair value of the Earnout Shares has been determined to be nil, and as a result, the Earnout Shares have no impact on the pro forma combined financial statements. MGO and Heidmar are discussing amending the Business Combination Agreement to, among other things, change the earnout conditions that Holdings would need to satisfy in order for the Earnout Shares to be issued, including to have the financial milestones apply to different financial periods.

If there is an amendment that changes the terms of the earnout, and assuming that the Earnout Shares still qualify for equity classification and that the initial fair value at the closing of the Business Combination Agreement is not nil, then:

•

the initial fair value of the Earnout Shares to be issued to Heidmar Shareholders will be reflected as a transaction accounting adjustment in the pro forma combined financial statements and will increase expenses and equity by the amount of the initial fair value, and

•

the initial fair value of the Earnout Shares to be issued to the MGO’s financial advisor will be reflected as a transaction accounting adjustment in the pro-forma combined financial statements and will increase goodwill and Equity by the amount of the initial fair value.

Assuming the performance conditions relating to the issuance of the Earnout shares had been satisfied, the weighted average number of shares would have increased by 4,840,002 shares and the pro forma basic and diluted earnings per share would have amounted to loss per share of $0.04 and earnings per share of $0.22 for the six months ended June 30, 2024 and year ended December 31, 2023, respectively.

Reverse Stock Split

On July 10, 2024, MGO’s shareholders and board of directors approved an amendment to the Company’s amended and restated articles of incorporation to effect a reverse stock split at a ratio of 1-for-10, whereby every ten issued and outstanding MGO Shares were converted into one MGO Share, with any fractional shares resulting from the reverse stock split rounded up to the nearest whole share. The reverse stock split did not affect MGO’s authorized shares of preferred or common stock, which remain at 20,000,000 and 150,000,000 shares, respectively. The par value of each share of preferred and common stock also remains unchanged at $.00001. MGO effected the reverse stock split on July 18, 2024. The reverse stock split has already been reflected in the historical financial statements of MGO used in the preparation of the pro forma condensed combined financial information set forth below.

Unaudited Pro Forma Condensed Combined Balance Sheets as of June 30, 2024

	Heidmar Inc, June 30, 2024 (Historical)	MGO Global, Inc June 30, 2024 (Historical)	Pre-Merger Financing	Notes	Transaction Accounting Adjustments	Notes	PRO FORMA COMBINED
Assets
Current assets:
Cash and cash equivalents	$19,232,164	$1,301,585	$1,600,219	A	$(1,999,404)	B	[ ]
			—		(902,400)	B
					[ ]	H
Receivables from related parties	9,304,629	—	—		—		9,304,629
Accounts receivable, net	—	60,869	—		—		60,869
Inventories	883,051	844,719	—		(34,000)	F	1,693,770
Prepayments and other current assets	1,223,274	314,567	—		—		1,537,841
Other receivables	765,269		—		—		765,269
Other current assets	—	7,500	—		—		7,500
Current assets of discontinued operations	—	8,851	—		(8,851)	F	—

Total current assets	31,408,387	2,538,091	1,600,219		[ ]		[ ]

Non-current assets:
Goodwill	173,156	—	—		8,708,389	F	8,881,545
Amortizable intangible assets, net	432,563	—	—		790,000	F	1,222,563
Other intangible assets	171,000	—	—		—		171,000
Right-of-use assets from operating lease	9,850,969	—	—		—		9,850,969
Property and equipment	339,693	265,590	—		—		605,283
Guarantees	132,379	—	—		—		132,379
Other non-current assets	27,219	—	—		—		27,219

Total non-current assets	11,126,979	265,590	—		9,498,389		20,890,958

Total assets	$42,535,366	$2,803,681	$1,600,219		[ ]		[ ]

	Heidmar Inc, June 30, 2024 (Historical)	MGO Global Inc June 30, 2024 (Historical)	Pre-Merger Financing	Notes	Transaction Accounting Adjustments	Notes	PRO FORMA COMBINED
Shareholders’ equity and liabilities
Current liabilities:
Payables to vessel owners	$3,533,470	$—	$—		$—		3,533,470
Accounts payable and accrued expenses	1,150,693	314,304	—		900,000	D
					462,000	D	2,826,997
Accrued liabilities	—	254,632	—				254,632
Accrued payroll	—	91,479					91,479
Payables to sharing partner and assignee	372,070	—	—		—		372,070
Payables to assignee, related party	860,969	—	—		—		860,969
Payables to related parties	1,885,379	5,678	—		—		1,891,057
Payables to shareholder	5,239,219	—			—		5,239,219
Current portion of acquisition installment payable	184,835	—			—		184,835
Loan payable	—	49,038	—		—		49,038
Deferred revenue	—	—	—		—		—
Operating lease liabilities, current portion	9,590,382	—	—		—		9,590,382
Current liabilities from discontinued operations	—	122,616			—		122,616

Total current liabilities	22,817,017	837,747	—		1,362,000		25,016,764

Non-current liabilities:
Payable to sharing partner	972,089	—	—		—		972,089
Acquisition installment payable, net of current portion	166,313	—	—		—		166,313
Operating lease liabilities, non-current portion	275,738	—	—		—		275,738

Total non-current liabilities	1,414,140	—	—		—		1,414,140

Total liabilities	24,231,157	837,747	—		1,362,000		26,430,904

Stockholders’ Equity
Common stock	—	21	5	A	484	E
					2	C	512
Additional paid-in capital	4,225,265	17,906,849	1,600,214	A	417,809	C
					(484)	E
					3,092,180	F
					(12,897,193)	F	14,344,640
Retained earnings (deficit)	12,606,028	(15,576,336)	—		(2,901,804)	B
					(417,811)	C
					(900,000)	D
					(462,000)	D
					18,895,951	F
					[ ]	H	[ ]
Non-controlling interest	—	(364,600)	—		364,600	F	—
Accumulated other comprehensive income	1,472,916	—	—				1,472,916

Total stockholders’ equity	18,304,209	1,965,934	1,600,219		[ ]		[ ]

Total stockholders’ equity and liabilities	$42,535,366	$2,803,681	$1,600,219		[ ]		[ ]

Unaudited Pro Forma Condensed Combined Statement of Operations

for the six months ended June 30, 2024

	Heidmar, Inc, Six Months Ended June 30, 2024	MGO Global, Inc Six Months Ended June 30, 2024	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenues:
Trade Revenues	$1,620,979	$—	$—		$1,620,979
Trade Revenues, related parties	5,561,659	—	—		5,561,659
Voyage and time charter revenues	8,611,448	—	—		8,611,448
Syndication income, net	649,722	—	—		649,722
Revenues	—	2,095,853	—		2,095,853

Total revenues	16,443,808	2,095,853	—		18,539,661

Expenses:
Cost of sales	—	514,088	—		514,088
Voyage expenses	610,292	—	—		610,292
Operating lease expenses	4,907,901	—	—		4,907,901
Charter-in expenses	1,320,063	—	—		1,320,063
General and administrative expenses	6,805,999	4,325,832	(54,384)	M	11,077,447
Marketing and e-commerce expenses	—	1,561,692	—		1,561,692
Depreciation	14,620	—	54,384	M	69,004
Amortization of intangible assets	8,437	—	17,143	J	25,580

Total expenses	13,667,312	6,401,612	17,143		20,086,067

Operating income (loss)	2,776,496	(4,305,759)	(17,143)		(1,546,406)

Other income/(expenses), net
Interest income	205,360	770	—		206,130
Finance costs	(976,588)				(976,588)
Finance costs, related party	(77,117)				(77,117)
Foreign exchange gains/(losses)	(163,612)	—	—		(163,612)
Interest expense	—	(3,949)	—		(3,949)
Other income	106,342	2,715	—		109,057

Other income/(expense), net	(905,615)	(464)	—		(906,079)

Income (loss) before income taxes	1,870,881	(4,306,223)	(17,143)		(2,452,485)
Income tax	—	—	—		—

Net income (loss) from continuing operations attributable to controlling interests	1,870,881	(4,306,223)	(17,143)		(2,452,485)
Basic and diluted weighted average shares outstanding		1,678,946		L	51,304,027

Basic and diluted net income (loss) per share to common stockholders		$(2.56)			$(0.05)

Unaudited Pro Forma Condensed Combined Statement of Operations

for the year ended December 31, 2023

	Heidmar Inc. (Historical)	MGO Global Inc (Historical)	Transaction Accounting Adjustments	Notes	PRO FORMA COMBINED
Revenues:
Trade Revenues	$4,930,274	$—	$—		$4,930,274
Trade Revenues, related party	13,788,955	—	—		13,788,955
Voyage and time charter revenues	21,968,679	—	—		21,968,679
Syndication income, net	8,409,528	—	—		8,409,528
Revenues, net	—	3,668,926	—		3,668,926

Total revenues	49,097,436	3,668,926	—		52,766,362

Expenses:
Cost of revenues		969,045	—		969,045
Voyage expenses	762,229	—	—		762,229
Operating lease expenses	8,077,834	—	—		8,077,834
Charter-in expenses	10,505,532	—	—		10,505,532
General and administrative expenses	10,099,716	5,080,417	1,462,000	I	16,635,630
			(6,503)	M
Marketing and e-commerce expenses	—	3,140,371	—		3,140,371
Depreciation	12,828	—	6,503	M
			47,881	N	67,212
Amortization	—	—	34,286	J	34,286

Total expenses	29,458,139	9,189,833	1,544,167		40,192,139

Operating income (loss)	19,639,297	(5,520,907)	(1,544,167)		12,574,223

Other income/(expenses), net
Interest income	938,342	40,576	—		978,918
Foreign exchange gains/(losses)	350,005	—	—		350,005
Finance costs	(1,368,613)	—	—		(1,368,613)
Finance costs, related party	(4,833)				(4,833)
Other expenses	—	(3,295)	—		(3,295)

Other expenses, net	(85,099)	37,281	—		(47,818)

Income (loss) before income taxes	19,554,198	(5,483,626)	(1,544,167)		12,526,405
Income tax	—	—	—		—

Net income (loss) from continuing operations attributable to controlling interests	19,554,198	(5,483,626)	(1,544,167)		12,526,405

Basic and diluted weighted average shares outstanding		1,426,613		L	51,304,027

Basic and diluted net income (loss) per share to common stockholders from continuing operations		$(3.84)			$0.24

Note 1. Basis of Presentation

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of MGO and Heidmar included in this proxy statement/prospectus.

Note 2. Accounting Policies and Reclassifications

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of Heidmar. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3. Estimated Purchase Price Consideration

The Business Combination will be considered the acquisition of a business. As such, the acquisition-date fair value of the consideration transferred is calculated based on the equity interests held by MGO’s preexisting shareholders and retained post-combination.

The estimated fair value of the purchase price consideration of approximately $[10.1] million is based on the following.

•

The number of MGO Shares expected to be outstanding at the time of the Business Combination of [2,904,011] with a fair value of $[7.0] million based on the closing price of MGO’s common stock on October 8, 2024 of $[2.42]. The market price of MGO Common Stock has been deemed to be more reliably measurable than the value of the Holdings equity interests because, prior to the Closing, Holdings is not a publicly traded company.

•

The number of Holdings Shares expected to be issued at the time of the Business Combination to MGO’s financial advisor of [1,277,760] as compensation under its Advisory Agreement with MGO with a fair value of $[3,092,180] based on the closing market price of MGO’s publicly traded stock on October 8, 2024 of $[2.42].

The fair value of common stock included in the estimated purchase price will depend on the market price of MGO’s common stock when the Business Combination is consummated. The parties believe that a 50% fluctuation in the market price of MGO’s common stock is possible based on historical volatility, which could have the following potential effect on purchase price.

	MGO Share Price	Total Equity Consideration
As presented	$2.42	$10,119,887
50% increase	$3.63	$15,179,830
50% decrease	$1.21	$5,059,943

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related Transactions and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related Transactions and has been prepared for informational purposes only. The parties have elected not to present management adjustments and will only be presenting Pre-Closing funding and transaction accounting adjustments.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of Holdings Shares expected to be outstanding after the Closing and assume the Business Combination and related Transactions occurred on January 1, 2023.

Pro Forma Adjustments for Pre-Closing At-the-Market Offering

A - Reflects the cash proceeds of $1,600,219 received by MGO from the sale of its common stock, after June 30, 2024, via an at the market (ATM) offering under an S-3 Registration filed with the Securities and Exchange Commission on February 7, 2024.

Pro Forma Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Balance Sheet

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet are as follows.

B - Non-recurring MGO expenses for estimated compensation expense of $1,999,404 related to severance payments and bonuses resulting from pre-existing employment agreements and estimated Business Combination related transaction costs of approximately $902,400 for legal, audit, and other professional service provider expenses that will be paid in cash at time of Closing as Heidmar will acquire zero cash from MGO in the Business Combination.

C - Reflects the recognition of stock-based compensation expense for fully vested restricted stock units and awards granted to executives directors, employees and service providers of MGO after June 30, 2024 with a grant date fair value of approximately $417,811 based on MGO’s closing stock price on the date of grant.

D - Non-recurring Heidmar expenses related to transactions costs of approximately $900,000 for legal, audit and other professional service provider expense and $462,000 of director and officer tail insurance to be paid by Heidmar at Closing that were not accrued as of June 30, 2024.

E - Represents 47,122,756 Holdings Shares expected to be issued to Heidmar stockholders at Closing and 1,277,760 of Holdings Shares expected to be issued to MGO’s financial advisor as compensation under its Advisory Agreement with MGO pursuant to the exchange ratio in the Business Combination Agreement, each at a par value per share of $0.00001. The total par value amounted to $484.

F - To account for adjustments with respect to the allocation of the preliminary purchase price to the assets acquired and liabilities assumed and the excess purchase price over net assets acquired to Goodwill.

Amount
Equity consideration (1)	$10,119,887

Total consideration	$10,119,887

Assets acquired:
Accounts receivable, net	$60,869
Inventories	810,719
Prepayments and other current assets	322,067
Property and equipment	265,590
Intangible assets	790,000
Goodwill	8,708,389

Total assets acquired	10,957,634
Liabilities assumed:
Accounts payable, accrued liabilities, accounts payable to related parties and accrued payroll	$666,093
Loan payable	49,038
Current liabilities from discontinued operations	122,616

Total liabilities assumed	837,747

Estimated fair value of net assets acquired	$10,119,887

(1)	See Note 3 above

$8,708,389 of the preliminary purchase price has been allocated to Goodwill. Goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. Due to the preliminary nature of the purchase price allocation at time of this filing, there may be an increase or decrease to goodwill upon the completion of the purchase price allocation at the time of the Closing.

Below is a summary of intangible assets identified in connection with the Business Combination based on the preliminary purchase price allocation.

Identifiable Intangible Assets	Fair Value	Useful Life (Years)
Tradename	$550,000	Indefinite
Customer relationships	240,000	7

Total	$790,000

This adjustment also:

•

eliminates the pro forma historical retained deficit of MGO of approximately $18.9 million (after taking into account the increase of $3,319,615 to MGO’s historical retained deficit of $15,576,336 from adjustments B and C discussed above) in accordance with business combination accounting at Closing;

•

reflects the estimated zero value of the non-controlling interest at Closing as well as the elimination of current assets of discontinued operations amounting to $8,851 and of inventories amounting to $34,000 since these are not expected to be included in the assets acquired in connection with the Business Combination;

•

reflects the increase in additional paid-in capital with the estimated fair value of the 1,277,760 Holdings Shares expected to be issued at the time of the Business Combination to MGO’s financial advisor as compensation under its Advisory Agreement with MGO amounting to $[3,092,180] based on the closing market price of MGO’s publicly traded stock on October 8, 2024 of $[2.42] (See Note 3 above);

•

eliminates $12,897,193 of the historical additional paid-in capital of MGO so that the increase in the additional paid-in capital of Holdings following the Business Combination is equal to the estimated fair value of the net assets acquired of $10.1 million.

G - Not used.

H - Represents the dividend to be paid immediately prior to the Closing whereby Heidmar intends to declare and pay a cash dividend on the Heidmar Shares in the amount of $    in the aggregate, or $    per share.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2024 and the year ended December 31, 2023 are as follows.

I - Non-recurring Heidmar transaction related expenses consisting of the following: approximately $1,000,000 for legal, audit and other professional service provider expenses, $462,000 of director and officer tail insurance to be paid by Heidmar at Closing that were not accrued as of December 31, 2023.

J - Represents incremental adjustments to intangible asset amortization amounting to $17,143 for the six months ended June 30, 2024 and $34,286 for the year ended December 31, 2024 relating to the step-up in basis of the intangible asset acquired, customer relationships, subject to amortization in connection with the Business Combination assuming the Business Combination occurred on January 1, 2023.

K - Not used.

L - The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of shares of the combined entities Common Stock outstanding, assuming the Business Combination and related transactions occurred on January 1, 2023. Because the Earnout Shares are contingently issuable based upon Holdings reaching specified thresholds that have not yet been achieved, the Earnout Shares have been excluded from basic and diluted pro forma net profit per share.

An analysis of the number of shares of the combined entities Common Stock outstanding is as follows:

MGO Shares June 30, 2024 weighted average shares outstanding	1,678,946
MGO Shares at the time of the Business Combination	2,904,011

In connection with the Business Combination:
Elimination of MGO Shares	(2,904,011)
Issuance of Holdings Shares to MGO shareholders	2,904,011
Issuance of Holdings Shares to Heidmar shareholders	47,122,256
Issuance of Holdings Shares to MGO’s financial advisor	1,277,760
Combined entities Common Stock outstanding at Closing	51,304,027

MGO Shares December 31, 2023 weighted average shares outstanding	1,426,613
MGO Shares at the time of the Business Combination	2,904,011

In connection with the Business Combination:
Elimination of MGO Shares	(2,904,011)
Issuance of Holdings Shares to MGO shareholders	2,904,011
Issuance of Holdings Shares to Heidmar shareholders	47,122,256
Issuance of Holdings Shares to MGO’s financial advisor	1,277,760
Combined entities Common Stock outstanding at Closing	51,304,027

M - Reflects the reclassification of depreciation expense from “General and Administrative Expenses” to “Depreciation” so that the income statement presentation of MGO conforms to that of Heidmar.

N - Reflects the additional depreciation expense relating to the property and equipment acquired in connection with the Business Combination.

BUSINESS OF HOLDINGS BEFORE THE BUSINESS COMBINATION

The information provided below pertains to Holdings prior to the Business Combination. As of the date of this proxy statement/prospectus, Holdings has not conducted any material activities other than those incident to its formation and to the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings, the establishment of Merger Sub and the preparation of this proxy statement/prospectus. Upon the terms and subject to the conditions of the Business Combination Agreement, MGO and Heidmar will effect a transaction, the result of which Holdings will become the ultimate parent of Heidmar. For information about Holding’s management, stock ownership and corporate governance following the Business Combination, please see the section entitled “Management of Holdings After the Business Combination.”

Incorporation

Holdings was incorporated by Heidmar as a private company under the laws of the Marshall Islands on May 7, 2024. Prior to consummation of the Business Combination, the Holdings’ current articles of incorporation will be amended and restated in their entirety.

Amended and Restated Articles of Incorporation

Prior to or simultaneously with consummation of the Business Combination, Holdings’ current Articles of Incorporation will be amended and restated in their entirety to be in substantially the form of the amended and restated Articles of Incorporation contemplated by the Business Combination Agreement and attached as Annex E to this proxy statement/prospectus. Holdings’ current Articles of Incorporation may be amended at any time prior to consummation of the Business Combination by a decision of the general meeting of Holdings, and pursuant to the Business Combination Agreement in a form to be reasonably determined by Heidmar (being Holdings’ sole shareholder as at the date of this proxy statement/prospectus) and in consultation with MGO or after consummation of the Business Combination by amendment in accordance with their terms. Please see the section entitled “Description of Holdings Securities.”

Corporate Seat

Holdings’ corporate seat is in Athens, Greece and its business address is at 89 Akti Miaouli, Piraeus 18538, Greece. It is expected that Holdings will have its tax residency in Greece, on the basis that its place of effective management will be located therein.

Financial Year

Holdings’ financial year is currently the calendar year. In connection with the Business Combination, Heidmar may change the fiscal year of Holdings.

Subsidiaries

Merger Sub, a newly incorporated Delaware corporation, is a wholly-owned subsidiary of Holdings. As of the date of this proxy statement/prospectus, Merger Sub has not conducted any material activities other than those incident to its formation and to the matters contemplated by the Business Combination Agreement.

Sole Shareholder

Heidmar is currently the sole shareholder of Holdings. In connection with the Business Combination, MGO Stockholders will become shareholders of Holdings pursuant to the Merger and the Heidmar Shareholders and MGO’s financial advisor will become shareholders of Holdings in connection with the Heidmar Share Acquisition.

Management Board

Holdings is currently managed by one director, being Pankaj Khanna, Chief Executive Officer of Heidmar.

Legal Proceedings

As of the date of this proxy statement/prospectus, Holdings was not party to any material legal proceedings. In the future, Holdings may become party to legal matters and claims arising in the ordinary course of business, the resolution of which Holdings does not anticipate would have a material adverse impact on its financial position, results of operations or cash flows.

Properties

Heidmar leases office space in Athens, Greece on behalf of Holdings for its registered office address.

Employees

Holdings currently has no employees.

INFORMATION ABOUT HEIDMAR

The below is an overview of Heidmar’s business and certain other information about Heidmar that may be relevant to investors. For purposes of this section the words “we,” “our,” “us,” “Heidmar,” and the “Company” refers to Heidmar and its subsidiaries.

Overview

Heidmar is a global, asset-light tanker pool, commercial and technical management company incorporated under the laws of the Republic of the Marshall Islands and headquartered in Greece. Our registered and principal executive offices are located at 89 Akti Miaouli, Piraeus, Greece 18538, and our telephone number at that address is +30 216-002-4900.

Founded in 1984, Heidmar is a fast-growing tanker pool company engaged primarily in the commercial management and chartering of crude oil and refined petroleum product tankers. In 2023, tanker vessels commercially managed by Heidmar shipped 25.9 million tons of crude oil and 9.3 million tons of refined petroleum products. Heidmar has also recently expanded its business to offer pool management of dry bulk vessels and technical management. Heidmar operates through subsidiaries incorporated in the Marshall Islands, Singapore, United Kingdom, Dubai and Hong Kong, with planned expansion into Houston, which will allow Heidmar to piggyback on established tanker presence and infrastructure.

Heidmar’s primary lines of business currently include tanker pooling, commercial and asset management and time charters. Under Heidmar’s pool system, Heidmar contracts with vessel owners who elect to enter their vessels into one or more of Heidmar’s pools, each of which operates in a distinct vessel class. Each pool is organized under a respective Heidmar operational pool subsidiary. Once entered into a pool, Heidmar, through various operational subsidiaries, takes over commercial management and charters the vessel to customers mainly in the crude oil and refined petroleum business. In order to service its customers and investors as efficiently as possible, Heidmar has also developed the eFleetWatch® digital platform as part of its business strategy, which provides pool partners with access to all of the data that they require for their own reporting needs.

Heidmar currently operates four active tanker pools (each a “Heidmar Pool”) under the following wholly-owned, non-consolidated, subsidiaries: Dorado Tankers Pool Inc. (the “Dorado Pool”), Blue Fin Tankers Inc. (the “Blue Fin Pool”), Seadragon Tankers Inc. (the “Seadragon Pool”), SeaLion Tankers Inc. (the “SeaLion Pool”) Each Heidmar Pool operates vessels of a different class: the Dorado Pool manages medium-range (“MR”) tankers; the Blue Fin Pool manages Suezmax tankers; the Seadragon Pool manages very large crude carrier (“VLCC”) tankers and the SeaLion Pool manages Aframax and long-range 2 (“LR2”) tankers.

As of the filing date of this proxy statement/prospectus, Heidmar commercially and technically manages 49 vessels, with an aggregate capacity of approximately 7,589,057 million dwt. These include 13 VLCCs, 5 Suezmax tankers, 2 LR2 tankers, 8 MR tankers, 7 Aframax tankers and 10 bulk carriers under both pool agreements and commercial management agreements (“CMA”) and 4 tanker vessels under technical management agreements. Heidmar’s managed vessels operate worldwide.

Heidmar’s operations take place substantially outside of the United States. Heidmar’s subsidiaries, therefore, manage vessels that may be affected by changes in foreign governments and other economic and political conditions. Heidmar’s managed vessels are mainly chartered to transport crude oil and its related refined petroleum products and drybulk cargo.

Heidmar is committed to providing quality transportation and commercial management services to all of its customers and to developing and maintaining long-term relationships with our suppliers, the owners of the vessels we manage, and the major charterers of tankers.

Our Business

Our principal focus is the management of vessels fitted for transportation of crude oil and other refined petroleum products and drybulk cargoes, with a business strategy primarily based upon the following principles and incentives:

•	offering a seamless, “one-stop” solution to commercial and technical management;

•	continuing to achieve competitive operational costs;

•	achieving high utilization of our managed vessels;

•	achieving competitive financing arrangements;

•	transitioning towards a fee-based business model;

•	achieving a satisfactory mix of term charters and spot voyages; and

•	developing and maintaining relationships with major vessel owners, oil companies and industrial charterers.

Heidmar has performed successfully through numerous shipping cycles by adapting its business model to suit the changing requirements of the tanker shipping market. Heidmar has a diversified business model consisting of profitable charter operations and commercial management as well as profitable vessel trading operations. Commercial management generates stable and consistently growing fees and commissions while the trading business seeks to capitalize on time charter market opportunities. Heidmar’s dedicated people and state-of-the-art intellectual property operating and reporting systems provide high-quality and safe transportation of petroleum and petroleum products to customers on a worldwide basis.

We are also committed to development of our environmental, social and corporate governance principles, including complying with all environmental laws and regulations applicable to us, and will continue to focus on sustainable development and learning as our business grows.

Competitive Strengths

•	Asset Light Strategy. Heidmar believes that its asset-light structure provides certain advantages as compared to other vessel-owning shipping companies.

•

Outperformance. The Heidmar Pools generate competitive earnings in each of its pools and have a long-standing tradition of timely and transparent reporting to its pool members. This culture of transparency in reporting has forged a strong and loyal base of tanker owners. Heidmar believes that proof of its success is manifested in its growth and pool membership between the 2020 and 2024. Moreover, Heidmar believes it maintains a high level of pool member retention.

•

Global Reach. Heidmar maintains offices in London, Singapore, Dubai, Hong Kong and Greece, which are important locations to the shipping and transportation industry and enable Heidmar to efficiently carry out its operations and vessel voyages throughout the world.

•

Market Coverage. As a competitive commercial tanker operator, Heidmar believes that it is well positioned to maintain and increase its market position. Heidmar also believes it can leverage its experience and extensive customer relationships to enter new markets and win additional market share.

•

Market Consolidation & Growth Areas. We believe that it is advantageous for a vessel owner to have the same technical and commercial manager. By expanding Heidmar’s services to include technical management, which we believe we are equipped to do in the near future based on our experience and success in the tanker pooling business, we believe that Heidmar is among the best suited to cater to all services a vessel owner may require. Heidmar’s marketing strategy will emphasize this strength as our business expands, and we believe we will be one of the first public companies to offer both commercial and technical management.

•

Versatility in Fleet Age. Heidmar maintains an average age of 10 years of the vessels it manages. There are numerous cost-effective advantages to maintaining a younger fleet such as ours, but Heidmar also capitalizes on the fact that commercial and technical management customers, i.e., vessel owners, are not limited by vessel age and will often seek more extensive commercial and technical assistance as their vessels age.

•

Sustainability. Heidmar Pool returns have historically outperformed the market by a greater margin in weakening and soft freight rate environments, which provide the pool members, including Heidmar itself, with crucial protection and stability of break-even operating levels during these periods while still maintaining the upside of spot market exposure.

•

Experienced Management Team. Our management team has significant experience in all aspects of maritime shipping and transportation. Our Chief Executive Officer, Pankaj Khanna, has over thirty years of experience with various vessel shipping companies, and has overseen our fleet expansion from six vessels in 2020 to 63 vessels in 2024.

Heidmar Services

Tanker Pooling and Commercial Management

A pool consists of a group of vessels of similar types and sizes provided by various owners for the purpose of enabling a centralized pool operator to engage those vessels commercially. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers. They market the pool as a single group of vessels, primarily in the spot market and for time charters, seeking to secure for the pool participants the highest commercially available earnings per vessel. A pool combines the net revenues of its vessels, with allocation of a participating vessel’s pool earnings based upon its relevant pool points as determined by the pool agreement.

The size and scope of pools enable them to achieve larger economies of scale and to have better negotiating power with procurement vendors (e.g., bunker suppliers, port agents, towing companies, etc.) leading to lower costs for these items. Pools also achieve geographic diversification by deploying their vessels in both Atlantic and Pacific markets while arbitraging from spread opportunities. The diversification in revenue streams due to typically broader shipping capabilities of pool fleet vessels and/or more accessible customer base, alongside payments to pool participants on a set schedule, can stabilize revenues for pool participants, though this may be offset by volatility in spot rates. Furthermore, due to their large fleets, pools can achieve higher utilization of the vessels. Pools also have higher market visibility, which provides them with opportunities not available to smaller tanker market participants. By being able to reduce costs and optimize revenues, pools aim to outperform the industry benchmark indices by utilizing their size and sophistication and improving utilization rates for participating vessels through various methods, including securing backhaul voyages and contracts of affreightment.

The vessels entered into the Heidmar Pools may operate either in the spot market or on time charters.

•

Spot Market: A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Spot charter rates fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport cargoes. Vessels operating in the spot market generate revenue that is less predictable but may enable us to capture increased profit margins during periods of improvements in vessel charter rates.

•

Time Charters: Long-term and Medium-Term Contracts: A time charter is a time-bound agreement pursuant to which the shipowner leases the vessel to a charterer for a fixed period, and the vessel owner technically manages the vessel for the charterer. Time charters give vessel owners fixed and stable cash flows and partially mitigate the seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. In the future, we may opportunistically look to enter our managed vessels into time charter contracts should rates become more attractive.

All Heidmar Pools function in a similar manner and with a structure that is attractive to pool participants. Each pool has an Executive Committee, which is comprised of representatives from each of the pool participants and one representative from Heidmar, to serve as general agent. The Committee meets at least twice a year to make strategic decisions on items such as the chartering of vessels out of the pool, changes in the pool formula and review of the pool’s budget and financial data, which require unanimous consent from existing members, changes in the pool point calculations (as described below) and the entry into long-term contracts. It also determines the benchmark against which the performance of the pool is measured. Except for the unanimous approval needed for new members, voting is allocated based on the number of vessels a member contributes to the pool, with one vote for each vessel contributed plus one vote assigned to the agent. In addition to the Executive Committee, a Technical Committee meets a minimum of once and up to twice per year to address issues such as vessel performance, vetting and other operational items.

Each vessel is time chartered to the pool after if it meets the pools’ quality standard or, if it is a new entrant to the tanker markets, after an entry inspection, which helps owners to earn oil company approvals. Revenue sharing is based on relative pool points contributed. A proprietary pool point system monetizes the commercial value of the different trading characteristics of the vessels. The pool point system also aligns the pool members’ interests. Heidmar charges a daily management fee and a commission on gross freight, demurrage, dead freight and miscellaneous revenues, which are included in the voyage expenses of the pool vessels. The net voyage earnings of each vessel represent contributions to the pool. Pool members receive their respective distribution of the pool contributions, based on the pool points of their respective vessels and the operating days their vessels contributed, net of the interest cost, G&A and insurance expenses incurred by the pool.

The Heidmar Pools generally offer a number of advantages to independent vessel owners as compared to operating a limited fleet of vessels in the spot market. Logistically, the large number of vessels provides greater opportunities for back-haul voyages and triangulation, which reduce ballast and positioning legs, thus increasing fleet utilization. The enhanced scale achieved by the Heidmar Pools enables Heidmar to gain long-term customers. The increased geographic scope and commercial responsiveness of a larger number of vessels provides the Heidmar pools with the ability to reposition replacement vessels in the event of delays. Furthermore, on the cost side, economies of scale are achieved in bunker purchasing, port and agent fees, and other voyage expenses.

Heidmar also offers its pool participants the following competitive advantages:

•	strong relationships with brokerage houses that facilitate accurate accounting for cargo;

•	continuous market presence due to the number and size of tankers in Heidmar’s managed fleet;

•	strong relationships with major oil companies; and

•	state-of-the-art information technology that delivers real-time performance indicators critical to maximizing operational efficiency

Several of the participating shipowners have been with Heidmar for over a decade and they share Heidmar’s commitment to quality, safety, and environmentally friendly service in the transportation of crude oil and petroleum products. As of August 31, 2024, the Heidmar Pools operated 31 vessels.

Outside of the Heidmar Pools, Heidmar and the Heidmar Subsidiaries also engage in commercial management agreements with numerous vessel owners. Under a CMA, Heidmar agrees to provide day-to-day commercial and operational management services for the vessel in accordance with the terms of the relevant CMA, including but not limited to fixing of voyage charters, promoting and marketing the vessel in the transportation of petroleum products, carrying out necessary communications with shippers, charterers and others involved with a vessel’s voyage and employment, issuing documents required under the terms of the vessel’s employment and coordinating with the vessel’s technical manager. Under a CMA, Heidmar or subsidiary receives a commission fee, typically equal to 1,25% of the gross freight, demurrage and charter hire obtained for the employment of the vessel, and a daily administration fee, typically between $100 and $350 per day for each day the vessel is under the commercial management of the manager. As of June 30, 2024, Heidmar managed 29 vessels under CMAs, the length of which range from two months to a year or even longer, depending upon the owner’s option.

Technical Management

On March 13, 2024, we entered into an agreement with Huwell Ship Management Ltd. (“Huwell”) for the sale and purchase of 100% of the share capital of Landbridge Ship Management (HK) Limited (“LSM”) for aggregate consideration of $800,000. of which $400,000 are to be paid to Huwell by way of deduction of part of the monthly management fee $4,167 over a period of 2 years for four of the vessels. LSM is a technical manager of vessels that managed three VLCCs at the time of the acquisition, with agreements signed for the management of two additional vessels that are to be handed over by the end of 2024. LSM currently manages three VLCC’s for a fee of about $400 to $450 per day for technical and crew management only, with agreements signed for the management of two additional vessels to be handed over by the end of 2024. Each agreement is for 4 years.

Time Charters

In addition to Commercial Management, Heidmar also time charters vessels directly for its own account. This business is conducted primarily through Heidmar Investments LLC, a wholly-owned subsidiary, and by way of joint ventures. These vessels are subsequently sublet to Heidmar’s pools, and trade alongside the tonnage of the other pool members.

Time charters involve a charterer engaging a vessel for a set period of time. Time charter agreements may have extension options ranging from months, to sometimes, years and are therefore viewed as providing more predictable cash flows over the period of the engagement than may otherwise be attainable from other charter arrangements. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carry only lawful and non-hazardous cargo. Heidmar typically enters into time charters of an initial twelve months, with option by charterer for additional days, and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner’s protective restrictions. Under our time charter contracts, whereby our managed vessels are utilized by a charterer for a set duration of time, the charterer pays a fixed or floating daily hire rate and other compensation costs related to the contracts.

eFleetWatch® and Proprietary Technology

Established in the early 1990s, eFleetWatch® is Heidmar’s market-facing digital platform in the commercial management space and has been a pillar of Heidmar’s brand for over two decades, with over 18 years of in-house development. Through the platform, Heidmar provides pool partners with access to all of the data that they require for their own reporting and monitoring of their vessels. Pool partners are able to access information regarding the chartering of their vessels such as the name of the charterer and broker, the TCE, the vessel’s itinerary and its current cargo. eFleetWatch® also provides port agents, brokers and employees with tools to monitor, track and manage vessels on a real-time basis. The system empowers Heidmar’s chartering and operations staff with a proprietary inhouse vessel management capability. It is also the delivery mechanism for Heidmar’s pool reporting system where pool members can log-in and track their vessels’ real-time operating and financial performance and positioning. They can also download detailed monthly reports, which recap pool performance, discuss general market conditions and highlight recent developments in the appropriate tanker freight markets.

The platform is proficient in its stability, and offers transparent access to real-time updates and supports the important foundations of trust and transparency that our pool partners value, and that our relationships depend on.

Asset Management

We also intend to enter into the asset management services sector, and believe we will be able to provide investors with a convenient platform to invest in tanker or drybulk vessels by offering a wide range of customized services, including: identifying investment opportunities, sale and purchase services, vessel inspections, vessel assist financing, commercial management, technical management, vessel drydocking, and other accounting and professional services.

Heidmar believes its significant knowledge and experience in the maritime shipping industry will enable Heidmar to offer a unique insight on the investment process from start to finish, and we plan to expand these services amongst our current and new customers in the near future.

Focus on Fleet & Service Growth

Heidmar’s primary objective is to drive growth in the pool management business through strategic projects that add incremental vessels to its pools. Going forward, management believes that it can safely and profitably operate a fleet of approximately 85 vessels across our pools with the current infrastructure in place.

Heidmar intends to leverage and replicate its proven commercial management business, expand the number of vessels under management in each of the existing tanker pools and, where the potential exists, develop new pools across attractive vessel classes and cargo types worldwide, including dry bulk vessels. Increasing the number of vessels per pool not only enhances revenues but also minimizes volatility in earnings and drives operating leverage.

Heidmar believes it can further develop its charter operations by chartering-in incremental vessels at advantageous rates. Furthermore, by entering into additional new vessel classes, we believe we can achieve further diversification of our charter operations and can charter-in additional ships in various classes. Management believes it can continue to earn a meaningful spread to the spot market in its trading business and maintain best-in-class profitability. In addition, there are multiple other strategic aspects to growing the chartering operations:

•	allows Heidmar to align with the ship owners, providing a truly incentive-based structure; and

•	creates initial momentum and scale when trying to build a pool, as Heidmar will typically package charter-in vessels with incremental vessels into the pool from the same owner.

Profitability & Risk Management

Heidmar has a diversified business model consisting of profitable charter operations and commercial management. Commercial Management generates stable and consistently growing commercial management fees and commissions. Conversely, the cash flows from Heidmar’s charter operations can be volatile and are dependent on the arbitrage between Heidmar pool returns, the time charter hire market and the availability of working capital. Heidmar’s robust performance in the pools and outperformance of the market and peers has helped drive the profitability of Heidmar’s charter operations.

In falling or soft freight markets, the pool structure augments Heidmar’s profitability as participation in the pool structure is higher, which ensures greater economies of scale, efficiencies and better performance of the pools. Conversely, in strong freight markets, the charter operations tend to be more profitable since Heidmar can earn an arbitrage between charter hires and the performance of the pools. As a result, Heidmar has succeeded through employing a diversified business model, to generate cash flow in both high and low markets.

Risk mitigants of our chartering business include:

•	company can limit the duration of its contracts;

•	we have historically formed joint ventures (i.e., syndication) on certain vessels so capital at-risk/exposure is split; and

•	both incremental exposure and cumulative exposure is stress-tested at various historical time charter rates.

Our Managed Fleet

The following table sets forth certain information regarding the fleet that Heidmar manages as of the filing date of this proxy statement/prospectus.

Commercial Management

	Vessel	Type	Built	DWT	Employment	Owner
1.	MILTIADIS JUNIOR	VLCC	2014	320,926	Pool(2)	Capital
2.	AGITOS	VLCC	2019	320,000	Pool(2)	Capital
3.	AMPHION	VLCC	2019	320,000	Pool(2)	Capital
4.	AMYNTAS	VLCC	2019	320,000	Pool(2)	Capital
5.	ANDRONIKOS	VLCC	2019	320,000	Pool(2)	Capital
6.	LANDBRIDGE HORIZON	VLCC	2019	308,000	Pool(2)	Landbridge
7.	LANDBRIDGE GLORY	VLCC	2019	307,852	Pool(2)	Landbridge
8.	APOLLONAS	VLCC	2016	299,999	Pool(2)	Capital
9.	ATROMITOS	VLCC	2016	299,999	Pool(2)	Capital
10.	ALTEREGO	VLCC	2022	299,703	Pool(2)	Capital
11.	AMORE MIO	VLCC	2022	299,605	Pool(2)	Capital
12.	ACHILLEAS	VLCC	2010	297,863	Pool(2)	Capital
13.	EVRIDIKI	Suezmax	2007	167,295	Pool(3)	Liquimar
14.	ORPHEAS	Suezmax	2007	167,282	Pool(3)	Liquimar
15.	AFRODITI	Suezmax	2011	167,000	Pool(3)	Liquimar
16.	IASONAS	LR2	2008	115,501	Pool(4)	Liquimar
17.	AMFITRITI	LR2	2009	115,404	Pool(4)	Liquimar
18.	ADAM	Aframax	2018	113,226	Pool(4)	Capital
19.	ALEXANDER	Aframax	2018	113,170	Pool(4)	Capital
20.	ALFRED	Aframax	2018	113,159	Pool(4)	Capital
21.	ALBERT	Aframax	2019	113,095	Pool(4)	Capital
22.	ALKIVIADIS	MR2	2023	50,132	Pool(5)	Capital
23.	AGISILAOS	MR2	2023	50,132	Pool(5)	Capital
24.	AVAX	MR2	2023	50,132	Pool(5)	Capital
25.	ATROTOS	MR2	2023	50,132	Pool(5)	Capital
26.	ANIKITOS	MR2	2023	50,132	Pool(5)	Capital
27.	AKRISIOS	MR2	2023	50,132	Pool(5)	Capital
28.	AMFITRION	MR2	2017	50,102	Pool(5)	Capital
29.	VESTA	MR2	2012	49,980	Pool(5)	V Ships
30.	ATLANTAS	VLCC	2010	321,300	CMA (1)	Capital
31.	CRUDE ZEPHYRUS	Suezmax	2021	156,828	CMA (1)	Metrostar
32.	CRUDE LEVANTE	Suezmax	2021	156,828	CMA (1)	Metrostar
33.	RAFFLES HARMONY	Aframax	2013	105,405	CMA (1)	Raffles Tankers
34.	SANANA	MR1	2016	40,627	CMA (1)	EGPN
35.	PROSTAR	LR2	2019	115,000	CMA	Metrostar
36.	AKADIMOS	Bulk Carrier	2016	207,000	CMA (1)	Capital
37.	AMORITO	Bulk Carrier	2012	179,322	CMA(1)	Capital

	Vessel	Type	Built	DWT	Employment	Owner
38.	AMIGO II	Bulk Carrier	2011	179,016	CMA(1)	Capital
39.	ATTIKOS	Bulk Carrier	2012	178,929	CMA(1)	Capital
40.	THYME	Bulk Carrier	2014	82,312	CMA(1)	Capital
41.	ROSE III	Bulk Carrier	2013	82,265	CMA(1)	Capital
42.	ARGEUS	Bulk Carrier	2013	82,265	CMA(1)	Capital
43.	AMEMPTOS	Bulk Carrier	2019	81,107	CMA(1)	Capital
44.	AGAMEMNON II	Bulk Carrier	2021	82,212	CMA (1)	Capital
45.	RIO DULCE	Bulk Carrier	2011	178,076	CMA (1)	Norden
46.	ARGEUS	Dual fuel LNG crude tanker	Aug 2025	155,500	*	Capital
47.	ARISTOKLIS	Dual fuel LNG crude tanker	Jun 2026	155,500	*	Capital
48.	ARCHELAOS	Dual fuel LNG crude tanker	Jul 2026	155,500	*	Capital
49.	ARISTODIMOS	Dual fuel LNG crude tanker	Oct 2026	155,500	*	Capital
50.	AYRTON	Dual fuel LNG crude tanker	Nov 2026	155,500	*	Capital
51.	AMOR	Dual fuel LNG crude tanker	Jan 2027	155,500	*	Capital
52.	AIOLOS	Crude oil/Product tanker	Feb 2025	115,800	*	Capital
53.	AISPOS	Crude oil/Product tanker	Nov 2024	115,800	*	Capital
54.	ATHINAGORAS	Dual fuel LNG crude oil/product tanker	Sep 2026	112,500	*	Capital
55.	ANDROKLOS	Dual fuel LNG crude oil/product tanker	Jul 2026	112,500	*	Capital
56.	AMFITRION	Crude oil tanker	Jun 2027	307,000	*	Capital
57.	ANEMOS II	Crude oil tanker	Oct 2027	307,000	*	Capital
58.	ALEXANDER THE GREAT II	Crude oil tanker	Oct 2027	307,000	*	Capital
59.	AKADIMOS	Crude oil tanker	Dec 2027	307,000	*	Capital

*	Vessel is being constructed under a newbuild contract between Capital and a shipyard, and Capital has committed to entering that vessel into the Heidmar fleet at the time of delivery.
(1)	Vessel is under Company management through a commercial management agreement between its owner and Heidmar or a Heidmar Subsidiary.
(2)	Vessel operates in the Seadragon Pool.
(3)	Vessel operates in the Blue Fin Pool.
(4)	Vessel operates in the SeaLion Pool.
(5)	Vessel operates in the Dorado Pool.

Technical Management

	Vessel	Type	Built	Owner
1.	LANDBRIDGE PROSPERITY	VLCC	2016	Landbridge
2.	LANDBRIDGE FORTUNE	VLCC	2016	Landbridge
3.	LANDBRIDGE GLORY	VLCC	2019	Landbridge
4.	LANDBRIDGE HORIZON	VLCC	2019	Landbridge
5.	LANDBRIDGE WISDOM	VLCC	2020	Landbridge

Management of Operations

General Management

Overall responsibility for the oversight of the management of Heidmar rests with our management team, which consists of experienced and versatile professionals that can meet the needs of our business and daily operations. Mr. Pankaj Khanna, a veteran in the shipping industry and our Chief Executive Officer, has grown Heidmar’s managed fleet from six vessels in 2020 to 63 vessels as of June 30, 2024. Mr. Khanna and our executive management personnel lead Heidmar’s global business with extensive industry connections and experience in the international shipping business with a focus on continuing to grow the business by expanding the number of vessels managed.

Daily Operations

Daily operation decisions relating to the conduct of Heidmar’s business, including managing its pools and charted vessels, are made by officers and employees under guidance and authority from Heidmar’s executive management in accordance with its governance framework.

Heidmar promotes a vibrant entrepreneurial environment and relies on dynamic executive, management and trading teams. The management teams have produced significant revenue growth and profitability for Heidmar. Heidmar has a strong, people-oriented culture that emphasizes integrity and transparency when serving the interests of all Heidmar stakeholders, from pool members to chartering customers and from employees to shareholders. Heidmar prides itself on its dedicated employees, at all organizational levels, which is evidenced by its low level of turnover over the long term. The outstanding management team has caused Heidmar to grow in size and to produce significant growth and profitability in challenging environments. As of June 30, 2024, Heidmar has approximately 46 employees based out of London, Greece, Singapore, Hong Kong and Dubai.

Heidmar also relies on the agents, suppliers and other third parties it engages with to ensure smooth and continued operation of its managed vessels, including fuel procurement, vessel crewing, technical support, maintenance, repairs, dry dockings, maintaining required vetting approvals and ensuring compliance with certifications from the classification societies and all other applicable regulatory requirements.

Management Structure Following the Closing

Under the terms of the Business Combination Agreement, following the Closing, Heidmar’s current management and employees will continue to serve in their respective roles and capacities. Upon completion of the Business Combination, the Holdings Board will consist of seven directors, all designated by Heidmar, including a majority of directors who satisfy the director independence requirements of Nasdaq.

For more information regarding management of Holdings following consummation of the Transactions, see the section titled “Management of Holdings After the Business Combination.”

Liquidity and Capital Resources

Heidmar enjoys a base level of cash flows from the pool management business, which requires little to no capital expenditures. We believe this puts Heidmar in a cash-generative position with relatively low risk. Heidmar’s primary objective is to achieve further growth through strategic projects that add incremental vessels to the pools, thereby improving the cash generation capabilities of Heidmar. Its strong balance sheet and no debt contribute to preserving Heidmar’s significant liquidity for the implementation of these strategic projects.

Heidmar also generates positive cash flow in its charter operations as a result of having four charter-in contracts (including three vessels under time charter contracts on Heidmar’s account and one vessel under syndication) at competitive levels. Included in these contracts are options to extend the time charter period. Heidmar’s charter operations over the long term have a consistent track record of positive results.

At the parent level, Heidmar retains no material indebtedness. At our subsidiary level, indebtedness includes loan facilities between Macquarie Bank Limited and each respective Heidmar Pool, with other Heidmar Subsidiaries acting only as agent (the “Pool Facilities”). Under our Pool Agreements, the costs of the Pool Facilities are passed through to the pool participants. Further, Heidmar incurs no liability under the Pool Facilities, and is fully indemnified by the pool and pool participants other than in the case of willful misconduct by Heidmar.

Customers and Suppliers

Heidmar’s depth of relationships with major oil companies allows Heidmar to provide its pool partners with access to a broad cargo base and perform fleet management of high scale and quality. The following list represents some of the global energy and commodities companies that charter vessels from the Heidmar Pools: Shell, Vitol, Trafigura, ExxonMobil, Emirates National Oil Company, U.A.E. (“ENOC”), Sinochem, ADNOC, BHP, ENI, Total, PTT, Bahri, LDC., Reliance, Glencore, Unipec, Equinor, Chevron Corporation and BP. Heidmar also maintains relationships with reliable suppliers including: Chevron Corporation, Vitol, Trafigura, Peninsula Pacific, Glencore, PetroChina Company Limited and NorthStar.

Our top three customers together in the aggregate accounted for 27% (between 8% and 11% each) of our total operating revenues during the year ended December 31, 2023, equivalent to $13.3 million of our total revenue.

Pool Partners

Since its formation, Heidmar has been providing its partners with economies of scale and fleet management expertise. Several of the participating shipowners have been with Heidmar for over a decade and they share Heidmar’s commitment to quality, safety, and environmentally friendly service in the transportation of crude oil and petroleum products. The following represent certain shipping companies who currently operate under Heidmar’s pool operating structure: Capital Ship Management Corp., Landbridge, COSCO Shipping, Liquimar Tankers Management Services Inc., the Great Eastern Shipping Co. Ltd., GMS, Metrostar Management Corp., and Pro Tankers. Heidmar seeks to maintain strong, long-term cordial relationships with all pool partners.

Environmental, Social & Governance

Heidmar has integrated environmental, social and governance (“ESG”) policies into its internal process and operating philosophy. We believe that ESG principles are crucial to developing sustainable business that delivers long-term value for our partners and society. ESG is rising in prominence due to changes in public sentiment, values and behavior, impacts on financial value, climate change risks and increasing of opportunities in sustainable investing. Companies in our industry are called to respond to the new requirements related to ESG factors, measuring the impact of their activities and adapt the way they operate to meet industry’s goals and targets. We seek to apply ESG policies in all aspects of our business and are committed to being a trusted partner to the communities we serve.

Heidmar has three main areas of focus in demonstrating our commitment to ESG policies while operating our business. Our primary focus is on regulatory compliance; Heidmar has strict and clear polices to remain within regulatory compliance. The second area of focus is our constant effort to understand the external changes that will inevitably impact our business in the future and our persistent effort to build strong relationships with our partners. Lastly, we also focus on “resilience.” Heidmar monitors the changes in external factors which can apply pressure on our sustainability and seeks to minimize risks and discover new opportunities in achieving sustainability.

Environmental

As a fast growing tanker pool company, engaged primarily in the commercial management and chartering of oil and product tankers, Heidmar follows a ‘zero harm to people and the environment’ safety culture. We believe that tomorrow’s success will derive through sustainable development and learning. As such, environmental management best practices are a commitment that we are promoting and to which we are adhering.

We endeavor to comply with all relevant environmental legislation, building on the continuous awareness at all levels within Heidmar. Heidmar is committed in meeting initiatives that will prevent pollution, decarbonize shipping in line with International Maritime Organization (“IMO”)/European Union regulations and ensure environmentally sound practices off and on shore. To achieve this we are:

•

directing our efforts to operate a fleet that follows the highest environmental standards, adopts latest technology solutions that reduce carbon footprint and comply with applicable regulations and treaties adopted by the IMO and the European Commission and has a high impact for the protection of the marine environment and the improvement of social prosperity;

•	incentivizing our pool participants through our Pool Points formula for fuel and CO2 emissions reduction;

•	collecting CO2 data for each and every legs (ballast and laden) for all vessel voyages since the second half of 2022 using our in-house built eFleetWatch® technology;

•	seeking vessels to join our managed fleet that are fitted with ballast water management systems meeting regulatory requirements and industry standards;

•	supplying marine fuel oil that meets the required sulphur content;

•	maintaining a zero-oil spill history;

•

carrying out longer voyage routes using weather routing provided by industry reputed weather service providers, ensuring bunker consumption and voyage days are optimized, thereby reducing carbon footprint and delivering environmentally sound services to all our clients;

•

proactively looking for preferred arrangement to access any carbon credits on offer and increasing working capital facility for buying carbon credits from our extensive network of companies, traders and partners in the shipping industry;

•	promoting energy, water and waste management efficiency. We are committed to reducing electricity, water consumption and reduction of plastic as much as possible also into our corporate offices; and

•	educating, training and motivating employees to carry out tasks in an environmentally responsible manner.

Social

We are committed to social responsibility. Heidmar strives to foster an environment of diversity and inclusion, with a focus on empowering women and minorities, operating ethically and supporting the local communities.

Our responsibility is to ensure that our personnel, their families and the community are safe in the knowledge that the business culture we endeavor to cultivate is based on shared values: honesty, integrity, respect and an appreciation of all beliefs & backgrounds. We believe this positive culture, with inclusive leadership teams is crucial to successful delivery of our services.

Governance

Heidmar values its reputation for ethical behavior and financial integrity and reliability.

We are committed to maintaining the highest standards of ethics and compliance with all relevant laws wherever we do business including those related to anti-bribery and corruption.

We take a zero-tolerance approach to bribery and corruption and are committed to acting professionally, fairly and with integrity in all our business dealings and relationships wherever we operate and implementing and enforcing effective systems to counter bribery and corruption. All of our directors, officers and employees are strictly prohibited from offering, paying, soliciting or accepting bribes or kickbacks. We also maintain strong whistleblowing and anti-bribery policies and a general code of business conduct that encourages transparency and protects the people coming forward.

It is our policy to conduct all of our business in an honest and ethical manner. To achieve this, we:

•	are committed to upholding the highest corporate governance standards, professionalism and business integrity across all activities;

•

have established Heidmar’s code of business conduct, which is our framework to ensure that our work environment remains trustworthy by protecting our and our customers’ property and information and establishing clear guidelines for our daily business conduct and ethical behavior;

•

ensure all employees are adhering to high standards of behavior. Our employees are required to comply with all applicable laws and regulations as well as our internal policies and procedures. Our whistleblowing policy is an important element in detecting corrupt, illegal, or other undesirable conduct. The Policy allows employees to disclose information that they believe shows malpractice, unethical conduct or illegal practices in the workplace without being penalized in any way;

•

encouraging employees to report any violation, illegitimate practices, unethical conduct, misrepresentation of material facts, breaches of legal obligation or regulatory requirements and any infractions or potential infractions of our code of business conduct;

•	focusing on preventing anti-competitive behavior within all areas of our business;

•

prioritizing gender equality and ensuring that there are no differences in pay between men and women and to develop a diverse environment that embraces differences in age, nationality, gender identity, sexual orientation and disability;

•	prohibiting unlawful discrimination and inappropriate workplace conduct, such as harassment, violence or discrimination; and

•	adopting a strict sanctions compliance policy as part of all of our business transactions

Seasonality

Historically, oil trade and, therefore, charter rates have increased in the winter months and eased in the summer months as demand for oil and oil products in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry, in general, has become less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. This is most apparent from the higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.

Competition

The market for international seaborne crude and oil products transportation services is highly fragmented and competitive. Seaborne oil transportation services are generally provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship-owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned-and-operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels managed by us, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which Heidmar engages. Charters are, to a large extent, brokered through international independent brokerage houses that specialize in finding the optimal ship for any particular cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.

Environmental and Other Regulations in the Shipping Industry

Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our managed vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our managed vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our managed vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our managed vessels.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our managed vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our managed vessels is in substantial compliance with applicable environmental laws and regulations and that our managed vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our managed vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

Flag State

The flag state, as defined by the United Nations Convention on the Law of the Sea, is responsible for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as ratification, implementation and enforcement of principal international maritime treaties, supervision of surveys, compliance with International Labour Organization reporting, and participation at IMO meetings. Our managed vessels and rigs are flagged in Liberia, the Marshall Islands, Panama, Hong Kong and Norway.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively;

Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emission standards titled IMO-2020 took effect on January 1, 2020.

In 2012, IMO’s Marine Environmental Protection Committee, or the “MEPC” adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the “IBC Code”. The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014 and took effect on January 1, 2021, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.

In 2013, the MEPC adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or “CAS”. These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code”, which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that all our managed vessels are currently compliant in all material respects with these regulations.

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emission controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (“NOx”) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMP”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session on June 2021 and entered into force on November 1, 2022 with the requirements for EEXI and CII certification coming into effect from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. The amendments have entered into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our managed vessels are in substantial compliance with SOLAS and LLMC standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (“GBS Standards”).

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

In June 2022, SOLAS also set out new amendments that took effect on January 1, 2024, which included new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 72, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8,

2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted.

Once mid-ocean exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 (the “CLC”). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. All pool vessels have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our managed vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force. Heidmar also maintains charterers’ liability insurance.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention”. The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate (the “IAFS Certificate”) is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced.

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021 and entered into force on January 1, 2023.

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;

(iii)	loss of subsistence use of natural resources that are injured, destroyed or lost;

(iv)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

(vi)

net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2023, the new adjusted limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,300 (previous limit was $2,300 per gross ton or $19,943,400). Effective March 23, 2023, the new adjusted limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (previous limit was $1,200 per gross ton or $997,100). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and intend to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

In 2010, the Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, Attorneys general from 13 states filed suit in March 2021 to lift the executive order and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration stating that the power to pause offshore oil and gas leases “lies solely with Congress”. In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our managed vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our managed vessels call.

Our pool participants currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of the vessels. If the damages from a catastrophic spill were to exceed their insurance coverage, it could have an adverse effect on our business and results of operations.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our managed vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or “SIPs”, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our managed vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021 a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition. In January 2023, the revised WOTUS rule was codified in place of the vacated NWPR. On May 25, 2023, the United States Supreme Court ruled in the case Sackett v. EPA that only wetlands and permanent bodies of water with a “continuous surface connection” to “traditional interstate navigable waters” are covered by the CWA, further narrowing the application of the WOTUS rule. On August 2023, the EPA and the Department of the Army issued the final WOTUS rule, effective September 8, 2023, that largely reinstated the pre-2015 definition and applied the Sackett ruling.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our managed vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our managed vessels from entering U.S. Waters.

The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. Our pool participants have submitted NOIs for our managed vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our managed vessels or the implantation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our managed vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually which may cause us to incur additional expenses.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that vessels in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System (“EU ETS”) as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. This will require shipowners to buy permits to cover these emissions. On December 18, 2022, the Environmental Council and

European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the ‘MRV’ on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s “Fit-for-55,” could also affect our financial position in terms of compliance and administration costs when they take effect.

International Labour Organization

The International Labour Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labour Convention 2006 (“MLC 2006”). A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a member and operating from a port, or between ports, in another country. We believe that all our managed vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identified “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy noted that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. In July 2023, MEPC 80 adopted a revised strategy, which includes an enhanced common ambition to reach net-zero greenhouse gas emissions from international shipping around or close to 2050, a commitment to ensure an uptake of alternative zero and near-zero greenhouse gas fuels by 2030, as well as i). reducing the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008; and ii). reducing the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008. These regulations may cause us to incur additional substantial expenses in the future and therefore could impact the cost of our operations and adversely affect our business.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market, EU ETS, are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA issued a supplemental proposed rule in November 2022 to include additional methane reduction measures. On December 2, 2023, the Biden Administration announced the final rule that includes updated and strengthened standards for methane and other air pollutants from new, modified, and reconstructed sources, as well as Emissions Guidelines to assist states in developing plans to limit methane emissions from existing sources. These new regulations could potentially affect our operations.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the MTSA. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (the “ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example:

•

on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•

a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or “the Rules”, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our managed vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd’s Register of Shipping).

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to carry out a bottom survey every 30 to 36 months for inspection of the underwater parts of the vessel as dictated by statutory and class regulations. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in our industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

Our pool participants procure hull and machinery insurance and protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance, and we procure charters liability insurance, charterers freight insurance and demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire on our operated fleet, which covers business interruptions that result in the loss of use of a vessel.

HEIDMAR’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes included elsewhere in this proxy statement/prospectus. The following discussion contains forward-looking statements that involve certain developments, risks and uncertainties. Our actual results could differ materially from those discussed in these statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this proxy statement/prospectus, particularly under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections. This discussion should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023 and 2022 and the related notes thereto, included elsewhere in this proxy statement/prospectus. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars except where indicated otherwise. References in this section to “we”, “our”, “us” and the “Company” generally refer to Heidmar and its consolidated subsidiaries.

Overview

We are a provider of marine transportation services on an international basis consisting of three business activities: management services for pools of vessels that share operational costs and revenues (“pool management services”), management services for individual vessels (“commercial management services”) and chartering of vessels through charter in and charter out (“charter in – charter out”). As of the filing date of this proxy statement/prospectus, we commercially manage 45 vessels with an aggregate capacity of approximately 7.6 million dwt, and we technically manage five tanker vessels.

Our financial results are largely driven by the following factors.

Trade Revenues and Trade Revenues, related party

Trade revenues consist primarily of commissions and management fees earned from pool management services and commercial management services. Commissions are earned based on the gross freight, dead freight, hire and demurrage revenues of the managed vessels and are recognized ratably over the duration of each voyage on a load port-to-discharge port basis. Management fees are earned on a fixed rate per day, per vessel. Heidmar’s pool and commercial management services do not have established terms of duration. Either party is entitled to terminate the agreement at any time after the expiry of a certain period, subject to the completion of the ongoing voyage, provided written notice of a period up to 3 months is given by either party to the other that the agreement is to terminate. We recognize trade revenues when earned and when it is probable that future economic benefits will flow to us and we can reliably measure this benefit. The performance obligations begin to be satisfied once the vessel begins loading the cargo. We have determined that our service contracts consist of a single performance obligation of providing commercial management services during the transportation of the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses and the revenue is recognized on a straight-line basis over the voyage days from the commencement of the loading of cargo to completion of discharge.

Voyage Revenues and Voyage expenses

In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage, which may contain multiple load ports and discharge ports. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charter party contracts commit for a minimum amount of cargo. The charterer is liable for any short loading of cargo known as “dead” freight.

The voyage charter party generally has a “demurrage” or “dispatch” clause. Under this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as demurrage revenue. We recognize demurrage revenue starting from the point that we determine we can estimate the amount and its collection is probable and do so on a straight line basis until the end of the voyage. Conversely, the charterer is given credit if the loading/discharging activities happen in less time than the allowed laytime known as dispatch resulting in a reduction in revenue that is recognized as the performance obligation is satisfied. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo. The Company determined that its voyage charter contracts consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses and the revenue is recognized on a straight-line basis over the voyage days from the commencement of the loading of cargo to completion of discharge. The freight charters are considered service contracts which fall under the provisions of ASC 606 because we retain control over the operations of the vessels such as the routes taken or the vessels’ speed. Freight, demurrage, and miscellaneous revenues from the operations of vessels are recognized in the period earned. Such revenues and the related operating costs applicable to voyages in progress at the end of a reporting period are recognized ratably over the estimated duration of the voyage on the percentage-of-completion method of accounting.

Voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage and agency commissions, port expenses, canal dues and bunker fuel. We pay brokerage and agency commissions to shipbrokers for their time and efforts for negotiating and arranging charter party agreements on our behalf, and we expense them over the related charter period. All other voyage expenses are expensed as incurred, except for expenses during the ballast portion of the voyage (period between the contract date and the date of the vessel’s arrival to the load port). Any expenses incurred during the ballast portion of the voyage such as bunker fuel expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as Heidmar satisfies the performance obligations under the contract provided these costs are (1) incurred to fulfill a contract that we can specifically identify, (2) able to generate or enhance resources that we will use to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in ‘deferred voyage expenses’ in the accompanying consolidated balance sheets.

Operating Leases

Heidmar as a Lessee—Time charter-in contracts

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. A time charter generally provides typical warranties and owner protective restrictions. The time charter contracts are considered operating leases because (i) the vessel is an identifiable asset, (ii) the owner of the vessel does not have substantive substitution rights, and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use.

Our time charter-in contracts relate to the charter-in activity of vessels from third parties for a specified period of time in exchange for consideration, which is based on a daily rate. We elected the practical expedient of the ASC 842 guidance that allows for contracts with an initial lease term of 12 months or less to be excluded from the operating lease right-of-use assets and lease liabilities recognized on our consolidated balance sheets. We recognize right-of-use assets (“ROU”) and corresponding lease liabilities for its operating leases. ROU assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. The operating lease ROU asset also includes any lease payments made to the lessor prior to lease commencement, less any lease incentives, and initial direct costs incurred. We recognize lease expense for operating lease payments on a straight-line basis over the lease term.

Under the guidance ASC 842, we elected the practical expedients available to lessees to not separate the lease and non-lease components included in the charter hire expense because (i) the pattern of expense recognition for the lease and non-lease components is the same as it is earned by the passage of time, and (ii) the lease component, if accounted for separately, would be classified as an operating lease. We elected not to separate the lease and non-lease components included in charter hire expense, but to recognize operating lease expense as a combined single lease component for all time charter-in contracts.

Heidmar as a Lessor Time charter-out contracts

Our time charter revenues are generated from our vessels that have been chartered-in and are chartered out to a third-party charterer for a specified period in exchange for consideration, which is based on a daily rate. The charterer has the full discretion over the ports subject to compliance with the applicable charter party agreement and relevant laws. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance, and lubricants. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period. The charterer generally pays the charter hire monthly in advance. We determined that our time charter contracts are considered operating leases and therefore fall under the scope of the guidance ASC 842 because (i) the vessel is an identifiable asset, (ii) we do not have substantive substitution rights, and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use.

We recognize time charter revenue as earned on a straight-line basis over the term of the relevant time charter starting from the vessel’s delivery to the charterer, except for any off-hire period, and ending upon redelivery to us. Under the guidance of ASC 842, we elected the practical expedient available to lessors to not separate the lease and non-lease components included in the time charter revenue because (i) the pattern of revenue recognition for the lease and non-lease components is the same as it is earned by the passage of time and (ii) the lease component, if accounted for separately, would be classified as an operating lease.

Time charter revenues received in advance of the provision of charter service are recorded as deferred revenue and recognized when the charter service is rendered. Deferred revenue also may result from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. Deferred revenue amounts that will be recognized within the next twelve months are presented as current, with amounts to be recognized thereafter presented as non-current. Revenues earned through the profit-sharing arrangements in the time charters represent contingent rental revenues that are recognized when earned and amounts are reasonably assured based on estimates provided by the charterer.

Syndication Income, Related Party

Heidmar Investments LLC., a wholly owned subsidiary of Heidmar Inc., entered into “Syndication Agreements” (“Syndication”) with Heidmar Trading LLC., a related party, (“Syndication partner”) on two vessels (“Two Vessels”) that the Syndication partner chartered-in from unrelated parties and then chartered-out to unrelated parties. The Syndication is an assignment and transfer of profits and losses between Heidmar Investments LLC. and the Syndication partner wherein Heidmar Investments LLC. has assumed the Syndication partner’s monthly charter hire and voyage expenses and in return has been assigned the revenues earned by the Two Vessels (the “Syndication result”). Furthermore, in accordance with the provisions of the Syndication Agreements, Heidmar Inc. has been appointed as the commercial manager of the vessels based on the provisions of the related commercial management agreements (“CMA”) entered into between Heidmar and the Syndication partner. In order to receive the proceeds from the Syndication Agreement, we need to be performing the services under the CMA. Therefore, the Syndication Agreements and the CMA are considered a single service contract that depends on the provision of a service and in accordance with the guidance in ASC 606-10-25-9 for combining contracts, the Syndication Agreement and the CMA are accounted for as a single services contract under ASC 606 (the “services contract”). We have concluded that the services contract includes a fixed and a variable consideration related to the servicing of the vessels. The variable consideration is equal to the net operating results of the two vessels which is recognized as the profits are earned or the losses are incurred during the period of the service contract as that is when the income, if any, can be reliably measured for this variable remuneration. The fixed based fee component is a fixed rate per day and a fixed commission on the gross freight, dead freight, hire and demurrage revenues of the Two Vessels. The fixed commissions earned are recognized ratably over the duration of each voyage on a load port-to-discharge port basis. Because the variable consideration is calculated after taking into account the fixed fee component recognized as an expense by the vessels in their operating results, the income related to the fixed fees is eliminated against such expense included in the variable fee income.

Profit Sharing Arrangements

We follow the provisions of ASC 470 “Debt” in order to account for the profit and loss sharing agreements entered into with related or unrelated parties. According to the provisions of the profit and loss sharing agreements, we charter in a vessel, earn revenue from the charter out of the vessel to another party, and receive an upfront cash payment from the counterparty of the profit and loss sharing agreement to be used for the operations of the vessel and the counterparty receives an agreed percentage of profits and losses (sale of future revenue), arising from the operations of the vessel. When we have significant continuing involvement in the generation of the cash flows of the vessel, we account for this transaction as debt under ASC 470-10. The proceeds received in a sale of future revenue are accounted for as debt. After the initial recognition, an entity uses the interest method (ASC 835-30-25-5: “The total amount of interest during the entire period of a cash loan is generally measured by the difference between the actual amount of cash received by the borrower and the total amount agreed to be repaid to the lender to account for the amount recorded as debt.”). Actual cash repayments are recorded as either interest expense or a reduction of the outstanding debt balance, including accrued interest, in accordance with the interest method. Interest cost is accrued in each period by applying the effective interest rate against the debt’s net carrying amount. If the timing or amount of the actual or estimated cash flows changes, the original amortization schedule for the debt is updated to reflect the revised cash flows. We have elected to adopt the prospective approach to account for changes in the amount or timing of cash flows, in which the effective interest rate is updated.

Quantitative and qualitative disclosures about market risk

We are exposed to risks associated with adverse changes in Exchange Rates and commodity prices. We have established risk management policies to monitor and manage such market risks, as well as credit risks.

From time to time, we may execute transactions of derivatives, in order to manage market risks. We are exposed to currency risk on purchases, receivables and payables where they are denominated in a currency other than the U.S. dollar. We do not enter into commodity contracts other than to meet our operational needs. These transactions do not meet the criteria for hedging for accounting purposes and therefore the change in their fair value is recognized directly in profit or loss.

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, receivables from related parties, other receivables, payables to vessel owners, accounts payable and accrued expenses, payables to shareholder, payables to sharing partner and assignees and payables to related parties are reasonable estimates of their fair value due to the short-term nature of these financials instruments. The valuation technique which we use in order to measure the fair value is the discounted cash flows technique, considering interest rates estimated by an external evaluator. When measuring the fair value of an asset or a liability, we use market observable data to the extent applicable.

For a discussion of our exposure to market risk and our periodic fair value measurements, see Note 2 and Note 16 to our audited consolidated financial statements for the years ended, December 31, 2023 and 2022 included elsewhere in this prospectus.

Recent Accounting Pronouncements

On August 23, 2023, the FASB issued ASU 2023-05 that will require a joint venture, upon formation, to measure its assets and liabilities at fair value in its standalone financial statements. A joint venture will recognize the difference between the fair value of its equity and the fair value of its identifiable assets and liabilities as goodwill (or an equity adjustment, if negative) using the business combination accounting guidance regardless of whether the net assets meet the definition of a business. The new accounting standard is intended to reduce diversity in practice. This ASU applies to an entity that qualifies as either a joint venture or a corporate joint venture under GAAP. This accounting standard will become effective for joint ventures with a formation date on or after January 1, 2025, with early adoption permitted. Heidmar expects to adopt this ASU on January 1, 2025. Heidmar is currently evaluating the impact of these amendments on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be adopted retrospectively. Heidmar is currently evaluating the impact of these amendments on its consolidated financial statements.

Results of Operations

Six-month period ended June 30, 2024 compared June 30, 2023

Our financial results for the six months ended June 30, 2024 were largely driven by a combination of the following factors:

•

a reduction in the hire rates of tanker vessels in the worldwide fleet, which adversely affected the earnings of the Company’s managed vessels, with average earnings per day of $41,336 for the six-month period ended June 30, 2024, compared to $54,781 during the corresponding period in 2023;

•

a reduction in the average number of vessels under commercial management, to 4.6 vessels during the six-month period ended June 30, 2024 from 13.7 vessels during the six-month period ended June 30, 2023, which resulted from a change in market conditions;

•	a decline in the average number of vessels in the pools, to 31 vessels in the first half of 2024 from 35 vessels in the first half of 2023, which resulted from a change in market conditions; and

•	the completion of the syndication agreements for one vessel in April 2023 and another vessel in March 2024.

	Six months ended June 30,
	2024	2023	Change	% change
REVENUES:
Trade revenues	1,620,979	2,744,148	(1,123,169)	(41%)
Trade revenues, related parties	5,561,659	8,777,051	(3,215,392)	(37%)
Time charter revenues	8,611,448	10,805,127	(2,193,679)	(20%)
Syndication income, related party	649,722	6,849,173	(6,199,451)	(91%)

Total revenues	16,443,808	29,175,499	(12,731,691)	(44%)
OPERATING EXPENSES:
Voyage expenses	610,292	—	610,292	100%
Operating lease expenses	4,907,901	3,068,351	1,839,550	60%
Charter-in expenses	1,320,063	6,702,027	(5,381,964)	(80%)
General and administrative expenses	6,805,999	5,375,722	1,430,277	27%
Amortization of intangible asset	8,437	—	8,437
Depreciation	14,620	5,605	9,015	161%

Total operating expenses	13,667,312	15,151,705	(1,484,393)	(10%)

	Six months ended June 30,
	2024	2023	Change	% change
OPERATING INCOME	2,776,496	14,023,794	(11,247,298)	(80%)
OTHER INCOME/(EXPENSES):
Interest income, net	205,360	443,587	(238,227)	(54%)
Finance costs	(976,588)	(569,875)	(406,713)	71%
Finance costs, related party	(77,117)	—	(77,117)
Other income	106,342	21,880	84,462	386%
Foreign exchange (losses)/gains	(163,612)	145,747	(309,359)	(212%)
Total other (expenses)/income, net	(905,615)	41,339	(946,954)	(2,291%)

NET INCOME	1,870,881	14,065,133	(12,194,252)	(87%)

Total revenues

Total revenues reflecting income from commissions, management fees and hires from time charters were $16.4 million for the six-month period ended June 30, 2024, a decrease of $12.8 million, or 44%, from net revenues of $29.2 million for the six-month period ended June 30, 2023.

There are four components that constitute total revenues, namely time charter revenues, trade revenues, trade revenues, related parties and syndication income, related party.

Trade revenues

Trade revenues were $1.6 million for the six-month period ended June 30, 2024 as compared to $2.7 million for the six-month period ended June 30, 2023. Trade revenue is mainly generated from commissions and management fees which are earned from commercial management services and from commissions from assisting clients to sale and purchase vessels as well as management fees earned from technical management services. The decrease of $1.1 million or 41% is due mainly to the decrease in the average number of vessels under commercial management to 4.6 vessels during the six-month period ended June 30, 2024 from 13.7 vessels during the corresponding period in 2023, which resulted from a change in market conditions.

Trade revenues, related parties

Trade revenues, related parties were $5.6 million for the six-month period ended June 30, 2024 as compared to $8.8 million for the six-month period ended June 30, 2023. Trade revenue related parties is generated from commissions and management fees which are earned from pool management services. The decrease of $3.2 million or 37% over 2023 is due to the decrease in the number of vessels under management and a decline in hire rates. The market conditions in 2023 were more favorable, resulting in higher commissions earned on freight and demurrage revenues than those achieved in 2024. The average number of vessels in the pools were 31 during the six-month period ended June 30, 2024 as compared to 35 during the corresponding period in 2023 and the number of pool days were 5,261 during the six-month period ended June 30, 2024 compared to 6,278 during the corresponding period in 2023, which resulted from a change in market conditions.

Time charter revenues

Time charter revenues were $8.6 million for the six-month period ended June 30, 2024 as compared to $10.8 million for the six-month period June 30, 2023. Time charter revenue is generated by the agreements entered into with unrelated parties for two and three vessels, respectively, which earn fixed revenue over the period of the charter. The decrease of $2.2 million is mainly due to the decreased operating days of the aforementioned vessels to 275 in the six-month period ended June 30, 2024 compared to 463 in the six-month period ended June 30, 2023.

Syndication income, related party

Syndication income, related party for the six-month period ended June 30, 2024, was $0.6 million, compared to $6.8 million in the corresponding period in 2023. The decrease of $6.2 million is primarily due to the termination of syndication agreements for two vessels, with the first agreement concluding in April 2023 and the second in March 2024.

Operating Expenses

Total operating expenses were $13.7 million for the six-month period ended June 30, 2024 (or 84% of total revenues) compared to $15.2 million the six-month period ended June 30, 2023 (or 52% of total revenues).

Total operating expenses consist of the following.

•

Voyage expenses: Voyage expenses, which comprise mainly the cost of bunker fuel and miscellaneous costs associated with a ship’s voyage were $0.6 million for the six-month period ended June 30, 2024 compared to $nil for the corresponding period in 2023. Voyage expenses for the six-month period ended June 30, 2024 were associated with bunkers consumed during the ballast period of one vessel.

•

Operating lease expenses (operating lease expense for a period greater than 12 months): Operating lease expenses were $4.9 million the six-month period ended June 30, 2024 compared to $3.1 million for the corresponding period in 2023. The increase of $1.8 million is mainly due to the lease expenses arising from the charter-in of one vessel for a whole operating six-month period in 2024 as compared to the corresponding period in 2023, during which the vessel was in drydock activities, which significantly reduced lease expenses for that period.

•

Charter-in expenses (operating lease expenses for a period less than 12 months): Charter-in expenses, which relate to the time charter of three vessels for a defined period and rate, were $1.3 million for the six-month period ended June 30, 2024 compared to $6.7 million for the corresponding period in 2023. The respective decrease of $5.4 million is attributable to the following factors.

•

The two vessels delivered to the Company in October 2022 with a duration of 8 and 12 months, respectively with no option and a one-year option period, respectively, were redelivered to their owners in August 2023 and in December 2023, respectively. Consequently, no charter-in expenses were incurred for the six-month period ended June 30, 2024.

•	The above decrease was partially mitigated by charter-in expenses associated with one vessel that was delivered to the Company in August 2023 and the charter in contract was terminated in May 2024.

•

General and administrative expenses: General and administrative expenses were $6.8 million (or 41% of total revenues) for the six-month period ended June 30, 2024, and $5.4 million (or 18% of total revenues). The increase of $1.4 million is mainly attributed to the increase in the average number of employees and salary increases granted to employees in our offices in London, Singapore, Dubai, Athens and Hong Kong.

•

Amortization of intangible asset: The amortization of the intangible asset amounted to $0.008 million for the six-month period ended June 30, 2024 compared to $nil for the corresponding period in 2023, relating to the amortization of a specific identified amortizable intangible asset resulting from the acquisition of Landbridge Ship Management (HK) Limited.

•

Depreciation: Depreciation was $0.014 million for the six-month period ended June 30, 2024, compared to $0.006 million for the six-month period ended June 30, 2023 and relates to depreciation of office furniture and equipment for the new office in Athens.

Operating income

As a result of all preceding items, operating income was $2.8 million for the six-month period ended June 30, 2024 compared to an operating income of $14.0 million for the six-month period ended June 30, 2023.

Other income/(expenses)

Total other (expenses)/income, net for the six-month period ended June 30, 2024 was expenses of $0.9 million compared to income of $0.04 million for the six-month period ended June 30, 2023. The increase in total other expenses of $0.94 million is attributable to the following.

•

Interest income earned from term deposits during the six-month period ended June 30, 2024, decreased by $0.24 million compared to the corresponding period in 2023. This reduction is primarily due to the Company’s reduced investment in term deposits during this period.

•

Increase in finance costs of $0.41 million, which mainly derives from the accrued interest cost based on the effective interest method with regards to a profit and loss sharing agreement the Company entered into in 2022 for one vessel since the vessel achieved improved operating results during the six-month period ended June 30, 2024 compared to the comparative period.

•

Finance costs, related party during the six-month period ended June 30, 2024 of $0.08 million, attributable to the accrued interest cost based on the effective interest method with regards to a profit and loss sharing agreement the Company entered into during the third quarter of 2023.

•

Foreign exchange (losses)/gains during the six-month period ended June 30, 2024, decreased by $0.3 million compared to the corresponding period in 2023. This reduction is primarily attributable to fluctuations in exchange rates in key currencies.

•

Other income during the six-month period ended June 30, 2024, increased by $0.08 million compared to the corresponding period in 2023. This increase is primarily due to a refund received from a pilot service company.

Net income for the period

For the six-month period ended June 30, 2024, net income was $1.9 million, compared to a net income of $14.1 million for the six-month period ended June 30, 2023.

Year ended December 31, 2023 compared to year ended December 31, 2022

	2023	2022	Change	% change
REVENUES:
Trade revenues	4,930,274	3,924,994	1,005,280	26%
Trade revenues, related parties	13,788,955	10,447,600	3,341,355	32%
Voyage and time charter revenues	21,968,679	9,467,373	12,501,306	132%
Syndication income, related party	8,409,528	6,223,911	2,185,617	35%

Total revenues	49,097,436	30,063,878	19,033,558	63%
OPERATING EXPENSES:
Voyage expenses	762,229	1,127,878	(365,649)	(32%)
Operating lease expenses	8,077,834	3,515,026	4,562,808	130%
Charter-in expenses	10,505,532	3,412,929	7,092,603	208%
General and administrative expenses	10,099,716	5,060,145	5,039,571	100%
Depreciation	12,828	21,099	(8,271)	(39%)
Loss on sale of vehicle	—	8,332	(8,332)	(100%)

Total operating expenses	29,458,139	13,145,409	16,312,730	124%

	2023	2022	Change	% change
OPERATING INCOME	19,639,297	16,918,469	2,720,828	16%
OTHER INCOME / (EXPENSES):
Interest income, net	938,342	7,717	930,625	12,059%
Finance costs	(1,368,613)	(751,431)	(617,182)	82%
Finance costs, related party	(4,833)	—	(4,833)	0%
Foreign exchange gains	350,005	6,194	343,811	5,551%
Other expenses, net	(85,099)	(737,520)	652,421	(88%)

NET INCOME FOR THE YEAR	19,554,198	16,180,949	3,373,249	21%

Total revenues

Total revenues reflecting income from commissions, management fees, freight revenues and hires from time charters were $49.1 million for the year ended December 31, 2023, an increase of $19.0 million, or 63%, from net revenues of $30.1 million for the year ended December 31, 2022.

There are three components that constitute total revenues, namely voyage and time charter revenues, trade revenues and trade revenues, related parties and syndication income, related party.

Trade revenues

Trade revenues were $4.9 million for the year ended December 31, 2023 as compared to $3.9 million for the year ended December 31, 2022. Trade revenue is generated from commissions and management fees which are earned from commercial management services. The increase of $1.0 million or 26% over 2022 is due mainly to the increase in the average number of vessels under commercial management from 10.7 vessels in 2022 to 15.2 vessels in 2023.

Trade revenues, related parties

Trade revenues, related parties were $13.8 million for the year ended December 31, 2023 as compared to $10.4 million for the year ended December 31, 2022. Trade revenue related parties is generated from commissions and management fees that are earned from pool management services. The increase of $3.4 million or 32% over 2022 is due to the increase in the number of vessels under management and the increased hire rates as the market performed better during the year 2023 giving rise to higher commissions earned on the freight and demurrage revenues. The average number of vessels in the pools were 35 during 2023 as compared to 25 during 2022 and the number of pool days were 12,738 in 2023 compared to 9,043 in 2022.

Voyage and time charter revenues

Voyage and time charter revenues were $22.0 million for the year ended December 31, 2023 as compared to $9.5 million for the year ended December 31, 2022. Time charter revenue of $22.0 million for the year ended December 31, 2023 and of $5.8 million for the year ended December 31, 2022 is generated by the agreements entered into with unrelated parties for four and three vessels, respectively which earn fixed revenue over the period of the charter. The increase of $16.2 million is mainly due to the increased operating days of the aforementioned vessels to 904 days in 2023 compared to 302 days in 2022. Voyage revenue of $3.7 million in the year ended December 31, 2022 was generated from a spot agreement for one vessel which was not extended in 2023 and therefore there was no voyage revenue in 2023.

Syndication income, related party

Syndication income, related party for the year ended December 31, 2023, was $8.4 million, compared to $6.2 million in 2022. The respective increase of $2.2 million derives from the fact that one vessel was operating under spot voyages during the first six-month period of 2022 with small profit margins as the freight rates were at low levels in an oversupplied tanker market. Since mid 2022 the tanker market has picked up especially after the Russian-Ukrainian conflict and has resulted in increased rates. More specifically, one vessel’s daily rate was $53,626 for the year ended December 31, 2023 compared to $14,815 for the year ended December 31, 2022, while a second vessel’s daily rate was $8,514 for the year ended December 31, 2023 compared to $3,484 for the year ended December 31, 2022, resulting in increased profits for the year ended December 31, 2023. In April 2023 and in March 2024, respectively, for the two aforementioned vessels, the vessels under syndication were redelivered to their owners, and as a result both of the syndication agreements were terminated.

Operating Expenses

Total operating expenses were $29.5 million for the year ended December 31, 2023 (or 60% of total revenues) compared to $13.1 million for the year ended December 31, 2022 (or 44% of total revenues).

Total operating expenses consist of the following.

•

Voyage expenses: Voyage expenses, which comprise mainly the cost of bunker fuel and miscellaneous costs associated with a ship’s voyage were $0.8 million for the year ended December 31, 2023 compared to $1.1 million for the year ended December 31, 2022. Voyage expenses in 2023 were associated with bunkers consumed at the ballast period of one vessel, while during 2022 were associated to the bunkers consumed from one vessel which was operating under a spot voyage.

•

Operating lease expenses (operating lease expense for a period greater than 12 months): Operating lease expenses were $8.1 million for the year ended December 31, 2023 compared to $3.5 million for the year ended December 31, 2022. The increase of $4.6 million is mainly due to the lease expenses arising from the charter-in of one vessel for a whole operating year in 2023 as compared to 2022, in which the charter-in agreement commenced in August 2022.

•

Charter-in expenses (operating lease expenses for a period less than 12 months): Charter-in expenses, which relate to the time charter of three vessels for a defined period and rate, were $10.5 million for the year ended December 31, 2023 compared to $3.4 million in 2022. The respective increase of $7.1 million is attributable to the following:

•

the charter in expense of the two vessels that were delivered to Heidmar in October 2022 with a duration of 8 and 12 months, respectively with no option and a one-year option period, respectively. In August 2023 and in December 2023, the vessels were redelivered to their owners

•	the charter in expense of one vessel that was delivered to Heidmar in August 2023.

•

General and administrative expenses: General and administrative expenses were $10.1 million (or 21% of total revenues) for the year ended December 31, 2023, and $5.1 million (or 17% of total revenues). The increase of $5.0 million is mainly attributed to an employee performance bonus, the increase in the average number of employees and salary increases granted to employees in our offices in London, Singapore, Dubai and Athens.

•

Depreciation: Depreciation was $0.01 million for the year ended December 31, 2023, compared to $0.02 million for the year ended December 31, 2022 and relates to depreciation of office furniture and equipment in Greece.

•	Loss on sale of vehicle: A loss of $0.01 million was realized during 2022 from the sale of a vehicle.

Operating income

As a result of all preceding items, operating income was $19.6 million for the year ended December 31, 2023 compared to an operating income of $16.9 million for the year ended December 31, 2022.

Other income/(expenses)

Total other expenses, net for the year ended December 31, 2023 was $0.09 million compared to $0.7 million for the year ended December 31, 2022. The decrease of $0.61 million is attributable to the following.

•

In 2023, we had interest income earned from term deposits of $0.9 million and foreign exchange gains of $0.3 million. During 2022, we did not invest in term deposits, while the foreign exchange gains were immaterial.

•

That increase was partially offset by the increase in finance costs of $0.59 million, which mainly derived from the interest cost of one vessel for a full operating year in 2023 as compared to four months in 2022.

Net income for the year

For the year ended December 31, 2023, our net income was $19.6 million, compared to a net income of $16.2 million for the year ended December 31, 2022.

Liquidity and Capital Resources

Our short-term liquidity requirements include payments of operating expenses, payment of acquisition installment payable to Landbridge Ship Management (HK) Limited (“LBSM”) for the balance of the acquisition cost (maturing in August 2026), which acquisition resulted in our expanding our operations to technical management services, funding working capital requirements, payments to sharing partner and assignees, payment of a dividend to the Heidmar Shareholders prior to Closing equal to its cash and accounts receivable in excess of $10.0 million and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary sources of short-term liquidity are cash generated from operating activities and available cash balances.

Our long-term liquidity requirements include payment of operating expenses, the balance of the acquisition installment payable LBSM for the acquisition cost and payments to sharing partner. Sources of funding for our long-term liquidity requirements include cash flows from operations. We believe that these sources of funds will be sufficient to meet our short-term and long-term liquidity needs

Cash Flows: six-month period ended June 30, 2024 compared to six-month period ended June 30, 2023

Cash increased to $19.2 million as of June 30, 2024, compared to $18.9 million as of December 31, 2023. As of June 30, 2024, and December 31, 2023, working capital, which is current assets minus current liabilities, amounted to $8.6 million and $7.8 million, respectively.

Net cash provided by operating activities decreased by $18.0 million to $1.6 million during the six-month period ended June 30, 2024, compared to net cash provided by operating activities of $19.6 million during the corresponding period in 2023.

The decrease in net cash provided by operating activities is mainly attributed to the decrease in net income by $12.2 million and to the unfavorable changes in assets and liabilities from working capital movements between the two periods.

More specifically, decreased net income is mainly attributable to the decreased average number of vessels under commercial management from 13.7 vessels during the six-month period ended June 30, 2023 to 4.6 vessels during the six-month period ended June 30, 2024, to the decreased average number of vessels in the pools from 35 vessels in six-month period ended June 30, 2023 to 31 vessels in the six-month period ended June 30, 2024 and to the fact that the syndication agreement for one vessel ended in April 2023 and for the second one in March 2024.

Furthermore, the decrease in net cash provided by operating activities is attributable to the decrease in deferred revenue by $1.9 million and an increase in due from related parties by $3.8 million. The decrease in deferred revenue of $1.9 million is due to the fact that as of June 30, 2024 no vessel was operating under time charter agreement with pre-collected revenue whereas as of June 30, 2023, three vessels were operating under time charter agreements with pre-collected revenue, while the increase in due from related parties of $3.8 million is attributable to the increased receivable from syndication partner and to the increased receivables related to unpaid management fees and commissions earned from the non-consolidated pool subsidiaries.

Net cash used in investing activities was $0.7 million during the six-month period ended June 30, 2024, compared to $0 during the corresponding period in 2023. The change in net cash used in investing activities is attributable to the payments that were incurred for the acquisition of equipment for the Greek office during the first semester of 2024 and to payments incurred for the business acquisition of Landbridge Ship Management (HK) Limited.

Net cash used in financing activities was $0.6 million during the six-month period ended June 30, 2024, compared to $nil during the corresponding period in 2023. The change in net cash used in financing activities relates to a repayment to the assignee.

Cash Flows: year ended December 31, 2023 compared to year ended December 31, 2022

Cash decreased to $18.9 million as of December 31, 2023, compared to $25.2 million as of December 31, 2022. Working capital is defined as current assets minus current liabilities.

Net cash provided by operating activities decreased by $2.7 million to $12.0 million during 2023, compared to $14.7 million during 2022. The decrease in net cash provided by operating activities is mainly attributed to a decrease in changes in assets and liabilities from working capital movements between the two years. More specifically the decrease mainly derives from a decrease in deferred revenue of $8.3 million and a decrease in payables to vessel owners of $12.6 million, an increase in inventory of $1.2 million, partially offset by a decrease in due from related parties of $12.8 million, a decrease in prepayments and other current assets of $3.1 million and an increase in net income of $3.4 million. The decrease in deferred revenue of $8.3 million is due to the fact that as of December 31, 2023 one vessel was operating under time charter agreement with pre-collected revenue whereas as of December 31, 2022, three vessels were operating under time charter agreements with pre-collected revenue, while the decrease in payables to vessel owners of $12.6 million related to the commercial management services as a result of the decreased outstanding payable balances to vessel owners. The increase in inventory is due to the fact that as of December 31, 2023, one vessel that has been chartered in was idle and bunkers remained on board and purchase of EU ETS (EU Emissions Trading System) has occurred, whereas as of December 31, 2022 the vessels were operating under time charter agreements. These were offset by the decrease in due from related parties of $12.8 million, which is attributable to the receivable from syndication partner and to the decreased receivables related to unpaid management fees and commissions earned from the non- consolidated pool subsidiaries, while the decrease in prepayments and other current assets of $3.1 million is related to the fact that during the year ended December 31, 2023, two charter-in contracts expired and no prepaid charter hire expenses were recorded for the relevant vessels. Increased net income of $3.4 million is attributable to the increased average number of vessels under commercial management from 10.7 vessels in 2022 to 15.2 vessels in 2023 and to the increased average number of vessels in the pools from 25 vessels in 2022 to 35 vessels in 2023.

Net cash used in investing activities was $0.009 million during 2023 compared to net cash provided by investing activities of $0.024 million during 2022. This change is due to payments made for acquisitions of equipment for the Singapore and Dubai offices made during 2023, while in 2022 there were inflows relating to proceeds from the sale of a vehicle.

Net cash used in financing activities was $18.4 million during 2023, compared to net cash provided by financing activities of $3.0 million during 2022. This change mainly relates to dividends declared and paid of $25.0 million in 2023, partially offset by proceeds from shareholder of $5.2 million compared to capital contributions of $2.0 million and proceeds from sharing partner of $1.0 million in 2022.

Credit Facilities

As of the date hereof, our non-consolidated subsidiaries have four credit facilities with Macquarie Bank Limited, London Branch (“Macquarie”). Each of these facilities is guaranteed by Heidmar Trading (UK) Ltd and Heidmar (Far East) Tankers Pte. Ltd., each of which are consolidated subsidiaries of Heidmar. The combined facility limit is $85.0 million, and each facility has a covenant requiring a minimum number of eligible vessels. Heidmar is currently in compliance with this covenant in respect of each of the credit facilities. This covenant could be waived by Macquarie in its sole discretion. Macquarie has the right to demand early repayment by issuing a written notice and to, acting reasonably, amend the limit of the facility for any entity.

Blue Fin Pool Facility

On March 5, 2021, Blue Fin Tankers Inc. (“Blue Fin”), our wholly owned subsidiary and operator of the Blue Fin Pool, entered into a working capital borrowing base facility agreement with Macquarie (the “Blue Fin Pool Facility”). Blue Fin used the proceeds of this facility towards its general working capital requirements in the ordinary course of business to operate the Blue Fin Pool pursuant to the related Pool Agreements. The facility limit was the aggregate of (a) $10.0 million plus (b) any additional amount that Blue Fin has requested and Macquarie agrees to make available under the facility agreement, up to a maximum amount of $20.0 million.

On December 31, 2021, Blue Fin and Macquarie amended the Blue Fin Pool Facility. The purpose of this amendment was to transition from LIBOR. Heidmar (Far East) Tankers Pte. Ltd. and Heidmar UK Trading Limited are security parties to this amendment.

On July 27, 2022, Blue Fin and Macquarie amended and restated the Blue Fin Pool Facility. The facility limit is the aggregate of (a) $10.0 million plus (b) any additional amount that Blue Fin has requested and Macquarie agrees to make available under the facility agreement, up to a maximum amount of $20.0 million. Heidmar (Far East) Tankers Pte. Ltd. and Heidmar UK Trading Limited are security parties to this amended and restated Blue Fin Pool Facility. This agreement was subsequently amended on August 19, 2022 to increase the facility limit to the aggregate of (a) $15.0 million and (b) any additional amount that Blue Fin has requested and Macquarie agreed to make available under the facility agreement, up to a maximum amount of $20.0 million.

SeaDragon Pool Facility

On July 27, 2022, Seadragon Tankers Inc. (“Seadragon”), our wholly owned subsidiary and operator of the Seadragon Pool, entered into a working capital borrowing base facility agreement with Macquarie (the “Seadragon Pool Facility”). Seadragon used the proceeds of this facility towards its general working capital requirements in the ordinary course of business to operate the Seadragon Pool pursuant to the related pool agreements. The facility limit is the aggregate of (a) $25.0 million and (b) any additional amount that Seadragon has requested and Macquarie agrees to make available under the facility agreement, up to a maximum amount of $25.0 million.

On December 13, 2022, Seadragon and Macquarie amended the Seadragon Pool Facility to increase the facility limit to the aggregate of (a) $35.0 million and (b) any additional amount that Seadragon has requested, and Macquarie agrees to make available under the facility agreement, up to a maximum amount of $35.0 million. Heidmar UK Trading Limited is a security party to this amendment. This agreement was subsequently amended on October 30, 2024 to increase the facility limit to the aggregate of (a) $55.0 million and (b) any additional amount that Seadragon has requested and Macquarie agreed to make available under the facility agreement, up to a maximum amount of $35.0 million.

Dorado Pool Facility

On July 27, 2022, Dorado Tankers Pool Inc. (“Dorado”), our wholly owned subsidiary and operator of the Dorado Pool, entered into a working capital borrowing base facility agreement with Macquarie (the “Dorado

Pool Facility”). Dorado used the proceeds of this facility towards its general working capital requirements in the ordinary course of business to operate the Dorado Pool pursuant to the related pool agreements. The facility limit is the aggregate of (a) $10.0 million and (b) any additional amount that Dorado has requested and Macquarie agrees to make available under the facility agreement, up to a maximum amount of $10.0 million, to the extent not cancelled, reduced or transferred under the agreement. This facility was amended on December 13, 2022, and Heidmar UK Trading Limited is a security party to this amendment.

SeaLion Pool Facility

On July 27, 2022, SeaLion Tankers Inc. (“SeaLion”), our wholly owned subsidiary and operator of the SeaLion Pool, entered into a working capital borrowing base facility agreement with Macquarie (the “SeaLion Pool Facility”). SeaLion used the proceeds of this facility towards its general working capital requirements in the ordinary course of business to operate the SeaLion Pool pursuant to the related pool agreements. The facility limit is the aggregate of (a) $15.0 million and (b) any additional amount that SeaLion has requested and Macquarie agrees to make available under the facility agreement, up to a maximum amount of $25.0 million, to the extent not cancelled, reduced or transferred under the agreement.

On August 19, 2022, SeaLion and Macquarie amended the SeaLion Pool Facility to increase the facility limit to the aggregate of (a) $20.0 million and (b) any additional amount that SeaLion has requested and Macquarie agrees to make available under the facility agreement, up to a maximum amount of $25.0 million. Heidmar UK Trading Limited is a security party to this amendment. The parties further amended the SeaLion Pool Facility on December 13, 2022 and October 30, 2024 through which the facility limit increased to the aggregate of (a) $25.0 million and (b) any additional amount up to a maximum amount of $25.0 million.

Reconciliation of GAAP to non-GAAP Measures

To supplement our financial statements presented in accordance with U.S. GAAP, we present certain non-GAAP measures to assist in the evaluation of our business performance. These non-GAAP measures include earnings before interest, taxes, depreciation and amortization (“EBITDA”). These non-GAAP measures may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as a substitute for net income, which is the most directly comparable measure of performance prepared in accordance with GAAP.

Our management uses these non-GAAP measures in assessing the performance of our ongoing operations, planning and forecasting future periods and making business and resource-allocation decisions. We believe that these measures assist our management and investors by increasing the comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest and finance costs, impairment and depreciation expense, which are affected by various and possibly changing financing methods, capital structure and historical cost bases and which may significantly affect net income/(loss) between periods. These measures provide a more comparable basis to analyze operating results and earnings and are commonly used by shareholders to evaluate our performance. We believe that these measures, when considered together with the corresponding U.S. GAAP measures and the reconciliations to those measures, provide meaningful supplemental information to assist investors and analysts in understanding our business results and assessing our prospects for future performance.

EBITDA has certain limitations in use and should not be considered an alternative to net income/(loss), operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP.

The following tables set forth a reconciliation of net income to EBITDA for the periods presented.

	Six months ended June 30,
(in USD)	2024	2023
Net income	$1,870,881	$14,065,133
Interest income	(205,360)	(443,587)
Finance costs	1,053,705	569,875
Depreciation	14,620	5,605
Amortization of intangible asset	8,437	—

EBITDA	$2,742,283	$14,197,026

	Twelve months ended December 31,
(in USD)	2023	2022
Net income	$19,554,198	$16,180,949
Interest income	(938,342)	(7,717)
Finance costs	1,373,446	751,431
Depreciation	12,828	21,099

EBITDA	$20,002,130	$16,945,762

Critical Accounting Estimates

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations of the registrant.

We prepared our audited consolidated and unaudited interim condensed consolidated in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. We base these estimates on the information currently available to us and on various other assumptions we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We have described below what we believe are our most critical accounting estimates that involve a high degree of judgment and the methods of their application. For a description of all of our significant material accounting policies, see Note 2 of the our audited consolidated financial statements as of and for the year ended December 31, 2023 and Note 2 of our unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2024 included elsewhere in this proxy statement/prospectus.

Revenue Recognition

We generate revenues from pool management services, commercial management services, S&P services, technical management services, the chartering of vessels through charter in and charter out agreements and from syndication agreements. Charter out agreements include time charter contracts and voyage charter contracts.

Revenues from pool management services and commercial management services consist primarily of commissions and management fees and are recognized in accordance with satisfaction of performance obligations. We recognize commissions ratably over the duration of each voyage on a load port-to-discharge port basis. Management fees are earned on a fixed rate per day, per vessel. The performance obligations begin to be satisfied once the vessel begins loading the cargo. We determined that our service contracts consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, we meet the performance obligation evenly as the voyage progresses and recognize revenue on a straight-line basis over the voyage days from the commencement of the loading of cargo to completion of discharge.

We recognize revenues from time charter contracts, which we account for as operating leases, on a straight-line basis over the contractual term of the related time charter agreement. Voyage charter contracts generally consist of a single performance obligation of transportation of cargo within a specified period of time. This performance obligation is satisfied over time as the related voyage progresses, and we recognize the related revenue on a straight-line basis over the estimated relative transit time (in voyage days) from the commencement of the loading of cargo to the completion of discharge, provided an agreed non-cancellable charter between the Company and the charterer is in existence, the charter rate is fixed and determinable and collectability is reasonably assured. Costs directly related to a contract that we incur prior to commencement of loading cargo, primarily bunkers, are recognized as an asset and are expensed on a straight-line basis as the related performance obligation is satisfied.

We determined that our technical management service contracts consist of a single performance obligation of providing technical management services during the period of service and that the revenue is recognized on a straight-line basis over the service period.

In a sales and purchase service contract, the performance obligation is typically the brokerage service fee to facilitate the sale or purchase of a vessel. This involves finding a buyer or seller, negotiating terms, and closing the transaction. We consider the commissions arising from the S&P services as earned and recognize them at the point in time when the sale transaction has been completed and the ownership of the vessel has been transferred to the new owner at which point the performance obligation is satisfied.

Syndication agreements and the related commercial management agreements are considered a single service contract accounted for under ASC 606. We have concluded that this service contract includes both fixed and variable consideration related to the servicing of the vessels included in the syndication agreement. The variable consideration is equal to the net operating results of the vessels, which we recognize as the profits are earned or the losses are incurred during the period of the service contract as that is when the income, if any, can be reliably measured for this variable remuneration. The fixed based fee component is a fixed rate per day and a fixed commission on the gross freight, dead freight, hire and demurrage revenues of the vessels. The fixed commissions earned are recognized ratably over the duration of each voyage on a load port-to-discharge port basis. Because the variable consideration is calculated after taking into account the fixed fee component recognized as an expense by the vessels in their operating results, the income related to the fixed fees is eliminated against such expense included in the variable fee income.

Related Party Transactions

Please see “Related Party Transactions – Heidmar Relationships and Related Party Transactions” and Note 3, “Related Parties,” to Heidmar’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus for more information on related party transactions.

INFORMATION ABOUT MGO

MGO operates a brand acceleration e-commerce platform with a focus on the acquisition, optimization and monetization of consumer brands across multiple categories. In March 2023, MGO obtained a royalty-free, worldwide and exclusive license to the assets of Stand CO, LLC, a Direct to Consumer (“DTC”) digitally native brand which offers a line of high quality, residential flagpoles, American flags, solar flagpole light kits, flagpole finials, patriotic-themed apparel and other products. Stand Flagpoles brought to MGO’s brand portfolio immediate revenue generation and the opportunity to further demonstrate the benefits of its end-to-end, data-driven brand-building platform to help accelerate and optimize long-term growth. In late March 2023, MGO formed Americana Liberty, LLC, a wholly owned subsidiary focused exclusively on supporting the new DTC flagpole and related product line.

MGO is incorporated in Delaware. Its principal executive office is located at 1515 SE 17th Street, Suite 121/#460236, Fort Lauderdale, Florida 33346 and its telephone number is 347-913-3316. MGO’s website address is http:// www.mgoglobalinc.com. Information contained on MGO’s website does not constitute part of this proxy statement/prospectus. MGO’s Common Stock is listed on Nasdaq under the symbol “MGOL.”

Additional information about MGO is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

MANAGEMENT OF HOLDINGS AFTER THE BUSINESS COMBINATION

References in this section to “we”, “our”, “us” and the “Company” generally refer to Heidmar and its consolidated subsidiaries, prior to the Business Combination, and Holdings and its consolidated subsidiaries after giving effect to the Business Combination.

The information about Holdings’ management is based on the provisions of Holdings’ A&R Articles, the form of which is included as an exhibit to this Registration Statement, and which are expected to be in effect in such form as of the consummation of the Business Combination. However, Holdings’ A&R Articles may be changed at any time prior to consummation of the Business Combination by Heidmar or after consummation of the Business Combination by amendment in accordance with their terms. If Holdings’ A&R Articles are amended, the below summary may cease to accurately reflect them as so amended.

Executive Officers, Directors and Board Structure

The following table lists the names, ages and positions of those individuals whom we anticipate will become Holdings’ directors and executive officers effective as of the Closing. We expect that Heidmar’s executive officers will continue as Holdings’ executive officers following the Business Combination.

The Holdings Board will be entrusted with the management of Holdings and shall for such purpose have all the powers within the limits of the law that are not granted by Holdings’ amended and restated Articles of Incorporation to others.

The Holdings Board is expected to be comprised of seven directors, of which Pankaj Khanna is currently the sole member. Our directors will serve staggered, three-year terms. Approximately one-third of our board will be elected each year. The classified provision of the board could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the Holdings Board from removing a majority of the Holdings Board for two years.

The executive officers will be primarily responsible for all day-to-day operations of Holdings. The directors of the Holdings Board will supervise (i) the executive officers’ policy and performance of duties and (ii) Holdings’ general affairs and its business, and render advice and direction to the executive officers. The executive officers shall timely provide the directors with the information they need to carry out their duties. The directors furthermore perform any duties allocated to them under or pursuant to the law or Holdings’ amended and restated Articles of Incorporation. Each director has a duty to Holdings to properly perform its duties. In the performance of their tasks, the directors will be guided by the interests of Holdings and the enterprise connected with it.

The Holdings Board will adopt written rules and regulations dealing with, inter alia, its internal organization, the manner in which decisions are taken, the composition, duties and organization of committees and any other matters concerning the Holdings Board and the committees established by the Holdings Board.

Name	Age	Position
Pankaj Khanna	53	Chief Executive Officer, Director
Niki Fotiou	54	Chief Financial Officer

The following is certain biographical information about Holdings’ executive officers and directors following consummation of the Business Combination.

Pankaj Khanna has served as Chief Executive Officer of Heidmar since 2020 and has over 30 years of experience in maritime transportation, offshore oil & gas asset owning and service businesses and has held executive positions in various publicly listed entities. Prior to joining Heidmar, Mr. Khanna was the Chief Executive Officer of Ocean Rig UDW Inc. (formerly NYSE: ORIG), an Athens-based operator of semi-submersible oil platforms and underwater drillships, and Pioneer Marine Inc. (OSLO-OTC: PNRM), an Oslo-listed, Athens-based dry bulk company specializing in geared tonnage. He also served as Chief Operating Officer at Dry Ships Inc. (formerly NYSE: DRYS), an Athens-based owner and operator of dry bulk, tanker and gas carrier vessels, and as Vice President of Strategic Development at Teekay Shipping (NYSE: TK), a Bermuda-headquartered owner and operator of crude and product tankers. Mr. Khanna graduated from Blackpool and the Fylde College, Fleetwood Nautical Campus and also received a postgraduate diploma in International Trade and Transport from London Metropolitan University.

Niki Fotiou has served as Chief Financial Officer of Heidmar since March 2023 and has over 25 years of finance and accounting experience. Ms. Fotiou also serves as an independent non-executive director of the Hellenic Republic Asset Development Fund, Snappi and Orilina Properties REIC. Before joining Heidmar, Ms. Fotiou held positions at NGM Energy SA and Kassian Maritime Inc., private owners and operators of dry bulk and tanker vessels, as a finance and accounts manager, Ocean Rig UDW Inc. (formerly NYSE: ORIG) an Athens-based operator of semi-submersible oil platforms and underwater drillships, as Senior Vice President of Finance and Accounting from 2015 through 2017, and Dry Ships Inc. (formerly NYSE: DRYS) an Athens-based owner and operator of dry bulk, tanker and gas carrier vessels, as Senior Vice President Head of Accounting and Reporting from 2010 through 2015. Ms. Fotiou commenced her career in auditing with over 10 years of experience at Deloitte Greece. Ms. Fotiou is a graduate of the University of Cape Town and is a fellow of the Association of Certified Chartered Accountants and a member of the Certified Internal Auditors.

There are no family relationships among any of Holdings’ executive officers or directors.

We intend to identify the remaining directors of the Holdings Board prior to the Closing.

Director Independence

In addition, Heidmar intends to appoint four directors to the Holdings Board, to be effective at the Closing, that qualify as “independent” within the meaning of the Nasdaq Listing Rules.

Director and Officer Qualifications

Holdings is not expected to formally establish any specific, minimum qualifications that must be met by each of its officers. However, Holdings expects generally to evaluate the following qualities: educational background, diversity of professional experience, including whether the person is a current or was a former chief executive officer or chief financial officer of a public company or the head of a division of a prominent international organization, knowledge of Holdings’ business, integrity, professional reputation, independence, wisdom, and ability to represent the best interests of Holdings’ shareholders.

The nominating and corporate governance committee of the Holdings Board will prepare policies regarding director qualification requirements (including a diversity policy) and the process for identifying and evaluating director candidates for adoption by Holdings Board.

Corporate Governance Practices

Committees of the Board of Directors

Upon the completion of the Business Combination, Holdings Board intends to establish three standing committees from among its directors: (1) an audit committee, (2) a compensation committee, and (3) a nominating and corporate governance committee. The Holdings Board will remain collectively responsible for decisions prepared by the committees.

Audit Committee

The audit committee will have three members. Each member of the audit committee will be financially literate and at least one member will qualify as an “audit committee financial expert” as defined in applicable SEC rules.

The audit committee will advise the Holdings Board in relation to its responsibilities, undertakes preparatory work for the Holdings Board’s decision-making regarding the supervision of the integrity and quality of Holdings’ financial reporting and the effectiveness of Holdings’ internal risk management and control systems and shall prepare resolutions of the Holdings Board in relation thereto. The Holdings Board is expected to adopt, effective upon completion of the Business Combination, an audit committee charter, which details the principal functions of the audit committee, including, among other things:

•	meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of Holdings’ accounting and control systems;

•	monitoring the independence of Holdings’ independent registered public accounting firm;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management Holdings’ compliance with applicable laws and regulations;

•

pre-approving all audit services and permitted non-audit services to be performed by Holdings’ independent registered public accounting firm, including the fees and terms of the services to be performed;

•	appointing or replacing Holdings’ independent registered public accounting firm;

•

determining the compensation and oversight of the work of Holdings’ independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•

establishing procedures for the receipt, retention and treatment of complaints received by Holdings regarding accounting, internal accounting controls or reports which raise material issues regarding Holdings’ financial statements or accounting policies; and

•	reviewing and approving related party transactions in accordance with relevant policies and procedures.

Compensation Committee

The compensation committee will have three members and will advise the Holdings Board in relation to its responsibilities and shall prepare resolutions of the Holdings Board in relation thereto. The Holdings Board is expected to adopt, effective upon completion of the Business Combination, a compensation committee charter which will detail the principal functions of the compensation committee, including, among other things:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to Holdings’ Chief Executive Officer’s compensation, evaluating the Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of the Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all of its other executive officers;

•	reviewing its executive compensation policies and plans;

•	implementing and administering its incentive compensation equity-based remuneration plans;

•	assisting management in complying with its annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for its executive officers and employees; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter will also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will have three members and will advise the Holdings Board in relation to its responsibilities and will prepare resolutions of the Holdings Board in relation thereto. The nominating and corporate governance committee will be responsible for overseeing the selection of persons to be nominated to serve on the Holdings Board. The nominating and corporate governance committee will consider persons identified by its members, management, shareholders, investment bankers and others.

The Holdings Board is expected to adopt, effective upon completion of the Business Combination, a nominating and corporate governance committee charter, which will include guidelines for selecting nominees and provide that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;

•

should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating and corporate governance committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Holdings Board. The nominating and corporate governance committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating and corporate governance committee will not distinguish among nominees recommended by shareholders and other persons.

The nominating and corporate governance committee will also take a leadership role in shaping the corporate governance of Holdings. The committee’s charter will provide that it develops and recommends to the Holdings Board a set of corporate governance guidelines and other policies and practices applicable to Holdings and continuously reviews the adequacy of the Holdings amended and restated Articles of Incorporation and other practices and positions of Holdings.

Code of Business Conduct and Ethics

Holdings intends to adopt a code of business conduct and ethics that applies to all of its employees, officers and directors, including those officers responsible for financial reporting. Holdings’ code of business conduct and ethics will be available on its website. Holdings intends to disclose any amendment to the code, or any waivers of its requirements, on its website to the extent required under applicable law, rules, regulations or stock exchange requirements.

Holdings 2024 Equity Incentive Plan

On    , 2024, the Holdings Board approved the 2024 Equity Incentive Plan (the “Equity Incentive Plan”), under which our officers, key employees, directors, and consultants are eligible to receive options to acquire common shares, share appreciation rights, restricted shares and other share-based or share-denominated awards. We reserved a total of     common shares, representing 15% of our issued and outstanding shares as of immediately after the Closing, subject to further adjustment for changes in capitalization as provided in the plans. The purpose of the Equity incentive Plan is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to, our officers, key employees, directors and consultants, whose contributions to us are or may be important to our success and to align the interests of such persons with our shareholders. The various types of incentive awards that may be issued under the Equity Incentive Plan, enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. The Equity Incentive Plan is administered by our compensation committee, or such other committee of our board of directors as may be designated by the board. The Equity Incentive Plan permits the issuance of restricted shares, grants of options to purchase common shares, share appreciation rights, restricted shares, restricted share units and unrestricted shares.

Under the terms of the Equity Incentive Plan, share options and share appreciation rights granted under the Equity Incentive Plans will have an exercise price per common share equal to the fair market value of a common share on the date of grant, unless otherwise determined by the administrator of the Equity Incentive Plans, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and share appreciation rights are exercisable at times and under conditions as determined by the administrator of the Equity Incentive Plans, but in no event will they be exercisable later than ten years from the date of grant.

The administrator of the Equity Incentive Plan may grant restricted common shares and awards of restricted share units subject to vesting and forfeiture provisions and other terms and conditions as determined by the administrator of the Equity Incentive Plan. Upon the vesting of a restricted share unit, the award recipient will be paid an amount equal to the number of restricted share units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the administrator of the Equity Incentive Plans. The administrator of the Equity Incentive Plan may grant dividend equivalents with respect to grants of restricted share units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the Equity Incentive Plan), unless otherwise provided by the administrator of the Equity Incentive Plans in an award agreement, awards then outstanding shall become fully vested and exercisable in full.

The Holdings Board may amend or terminate the Equity Incentive Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholders’ approval of Equity Incentive Plan amendments may be required in certain definitive, pre-determined circumstances if required by applicable rules of a national securities exchange or the Commission. Unless terminated earlier by the Holdings Board, the Equity Incentive Plan will expire ten years from the date on which the Equity Incentive Plan were adopted by the Holdings Board.

As of the filing date of this proxy statement/prospectus no grants had been made under the Equity Incentive Plan.

DESCRIPTION OF HOLDINGS SECURITIES

This section of the proxy statement/prospectus includes a description of the material terms of Holdings’ Amended and Restated Articles of Incorporation and Bylaws and applicable Marshall Islands law. The following description is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. The description is qualified in its entirety by reference to the complete text of Holdings’ Amended and Restated Articles of Incorporation, which is attached as Annex E to this proxy statement/prospectus, and its Amended and Restated Bylaws, which is included as an Exhibit to this Registration Statement. We urge you to read the full text of Holdings’ Amended and Restated Articles of Incorporation and Bylaws.

For purposes of this section the words “we” “our” “us” and the “Company” refer to Holdings.

Under our Amended and Restated Articles of Incorporation, our authorized capital stock consists of registered shares of stock, divided between:

•	common shares, par value $0.001 per share; and

•	preferred shares, par value $0.001 per share.

The Holdings Board shall have the authority to issue all or any of the preferred shares in one or more classes or series with such voting powers, designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such class or series of preferred shares.

As of the filing date of this proxy statement/prospectus, we had 100 common shares issued and outstanding. No preferred shares are issued or outstanding.

We are registered in the Republic of the Marshall Islands at The Trust Company of the Marshall Islands, Inc., Registrar of Corporation for non-resident corporations, under registration number 125776.

Shareholders Agreement and Registration Rights Agreement

At the Closing, the Heidmar Shareholders and Holdings will enter into the following agreements:

•	a Shareholders Agreement (the “Shareholders Agreement”), which will govern the Heidmar Shareholders’ rights as controlling shareholders of Holdings following the Business Combination, and

•

a Registration Rights Agreement (the “Registration Rights Agreement”), which will grant the Heidmar Shareholders, among other things, the right to have their sales of Heidmar Shares registered with the SEC.

For more information, see the section entitled “Beneficial Ownership of Holdings.”

Shareholders Agreement

Pursuant to the Shareholders Agreement, at the Closing the Holdings Board shall consist of seven directors, with Maistros and Rhea designating and nominating four directors and three directors, respectively.

Following the Closing, at any annual or special meeting of Holdings’ shareholders at which directors are to be elected:

•

Maistros shall have the right, until it ceases to beneficially own at least 15% of the outstanding Holdings Shares, to designate and nominate a majority of the nominees for appointment or election to the Holdings Board, and

•

Rhea shall have the right, until it ceases to beneficially own at least 15% of the outstanding Holdings Shares, to designate and nominate a number of nominees for appointment or election to the Holdings Board equal to one less than a majority.

A majority of the individuals that each of Rhea and Maestros designate and nominate for appointment or election to the Holdings Board shall be Non-U.S. Persons to the extent the Holdings Board determines it is necessary in order to preserve Holdings’ status as a foreign private issuer.

Notwithstanding the foregoing, the Nominating Committee of the Holdings Board may reject any proposed director nominee if it determines that the proposed nominee would not qualify under any applicable law, rule or regulation to serve as a director or that the election or appointment of the proposed nominee would result in the loss of Holdings’ status as a foreign private issuer. In that case, the relevant Heidmar Shareholder may thereafter propose an alternative director nominee. The Heidmar Shareholders have agreed to vote, at any annual or special meeting of Holdings’ shareholders, in favor of the directors nominated and designated by the Heidmar Shareholders in accordance with the provisions of the Shareholders Agreement and under the Amended and Restated Articles of Incorporation of Holdings.

The Shareholders Agreement also sets forth other rights, including but not limited to certain tag-along rights whereby a Heidmar Shareholder may participate in a sale of Holdings Shares by the other Heidmar Shareholder, on materially the same terms and conditions, in the event that the other Heidmar Shareholder proposes to sell or otherwise transfer 3% or more of the outstanding Holdings Shares, other than in connection with certain inapplicable transfers.

The Shareholders Agreement shall be in effect until terminated (i) by the mutual written agreement of Holdings and the Heidmar Shareholders, and (ii) with respect to a particular Heidmar Shareholder when it, together with its affiliates, no longer beneficially owns any voting stock of Holdings.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, Holdings will agree to register for resale certain Holdings Shares and other equity securities of Holdings that are held by the Heidmar Shareholders from time to time (the “Registrable Securities”). Holdings will agree to file a shelf registration statement registering the resale of all of the Registrable Securities no later than      days after the Closing. Holdings will also agree to provide the Heidmar Shareholders with customary “piggyback” registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that Holdings will pay certain expenses relating to these registrations and indemnify the Heidmar Shareholders against certain liabilities. The full text of the Registration Rights Agreement is filed as Exhibit      to this proxy statement/prospectus and is incorporated by reference herein.

Our Amended and Restated Articles of Incorporation and Bylaws

For purposes of the below disclosure, any capitalized terms used but not defined shall have the meaning ascribed to them in the Amended & Restated Articles of Incorporation of Holdings (the “Articles”) and the Amended and Restated Bylaws of Holdings (the “Bylaws”). The full text of the Articles are attached to this proxy statement/prospectus as Annex E, and the full text of the Bylaws are filed herewith as Exhibit 3.2.

Our purpose, as stated in Section B of our Articles, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act.

Directors and Executive Officers

Following the Closing the Holdings Board will initially consist of seven directors, with Maistros and Rhea designating and nominating four and three directors, respectively. Directors will be elected by a plurality of the votes cast by shareholders entitled to vote in an election. The Articles provide that cumulative voting shall not be used to elect directors. The Articles provide for a staggered board of directors, whereby directors shall be divided into three classes: Class I, Class II and Class III, which shall be as nearly equal in number as possible. The initial terms of the different classes our board of directors expire as follows: (i) our Class I directors in 2025; (ii) our Class II directors in 2026; and (iii) our Class III directors in 2027. Following the expiration of these initial terms, each class will serve a three-year term. Each director serves his or her respective term of office until his or her successor has been elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

For so long as a Heidmar Shareholder has a right to nominate any directors pursuant to the Articles and the Shareholders Agreement, as described above, all transactions involving the Heidmar Shareholders or their affiliates, on the one hand, and Holdings or its subsidiaries, on the other hand, requires the approval of a majority of the independent directors that are disinterested (or approved by a committee of the Board that is formed for this purpose and comprised solely of Independent Directors) and if such directors are two or fewer, the approval shall be unanimous, subject to certain exempted transactions.

In addition, unless authorized by a vote of Maistros and the holders of 75% of the Holdings Common Shares (not including the Holdings Common Shares held by Pankaj Khanna and his affiliates or Maistros), Mr. Khanna shall not be removed from the role of Chief Executive Officer of Holdings; provided, that the Holdings Board may remove him without any shareholder approval in connection with fraud; willful misconduct (including a material financial or accounting impropriety); gross negligence; felony criminal conduct; prolonged disability that affects his ability to conduct his duties and responsibilities; and the habitual neglect of or failure to perform his duties of employment, after written demand is delivered to Mr. Khanna which specifically identifies the neglect or failure, and a reasonable opportunity is given for him to comply or cure such neglect or failure.

For more information with respect to the Holdings Board and Holdings’ directors and executive officers, see the section entitled “Management of Holdings After the Business Combination.”

Preemptive Rights

Under the Articles, until the first date on which each of the Heidmar Shareholders beneficially own less than 15% of the total Heidmar Shares, the consent of both Heidmar Shareholders will be required before Holdings or its subsidiaries can take any of the following actions:

(a)	the entry by Holdings or any of its subsidiaries into any Discriminatory Transaction;

(b)

conducting or engaging in any business in any material respect other than the business in which Holdings and its subsidiaries are engaged as of the date of Closing and any business reasonably related or ancillary thereto;

(c)	increasing or decreasing the total number of directors constituting the Holdings Board;

(d)	merging or consolidating Holdings or any subsidiary, or a redomiciliation, domestication or conversion of Holdings or any of its subsidiaries;

(e)

incurring any indebtedness (whether being principal, premium, interest or other amounts) for or in respect of (i) money borrowed, (ii) liabilities under or in respect of any acceptance or acceptance credit or (iii) any bonds, notes, debentures, loan capital, certificates of deposit, loan stock or other like instruments or securities offered, issued or distributed whether by way of public offer, private placement, acquisition consideration or otherwise and whether issued for cash or in whole or in part for a consideration other than cash, in each case in excess of $[●], or any amendment, waiver or refinancing thereof;

(f)

issuing any voting equity securities to any person (except for equity securities of a subsidiary of Holdings to Holdings or to another direct or indirect wholly owned subsidiary of Holdings), including securities that rank senior to any existing equity securities, including without limitation, in respect of dividend distributions and/or distributions upon the liquidation, winding up or dissolution of Holdings or any subsidiary of Holdings or any other circumstances, other than equity securities issued pursuant to the Holdings 2024 Equity Incentive Plan;

(g)

unless otherwise approved pursuant to Article V of the Articles (or any transaction described in Article V(a)-(c)), the entry by Holdings or any subsidiary of Holdings into any “related party transaction” as such term is used in Item 7.B. of Form 20-F;

(h)

any transaction (including any merger or consolidation) the consummation of which would result in any other person (or, in the case of a merger or consolidation, the shareholders of such other person) becoming, directly or indirectly, the beneficial owner of more than 50% of the voting stock or equity securities (other than debt securities) of Holdings (measured in the case of voting stock by voting power rather than number of shares);

(i)	amending the Articles, Bylaws or other applicable organizational documents of Holdings or any subsidiary of Holdings (including by way of filing a statement of designation);

(j)

dissolving, reorganizing, or filing for voluntary bankruptcy of, or the commencement of any similar proceeding with respect to, including the consent to any involuntary bankruptcy of, Holdings or any of its subsidiaries;

(k)	amending or approving the Holdings 2024 Equity Incentive Plan, unless such amendment or approval is authorized by a vote of at least two-thirds of members of the Board;

(l)

any acquisition, disposition or other transfer (in one transaction or a series of related transactions) of any assets (including any equity securities of any subsidiary of Holdings), business operations or securities (other than equity securities of Holdings), with a fair market value of more than $[●], but excluding any disposition by Holdings to, or acquisition by Holdings from or of, a wholly owned subsidiary of Holdings, or any disposition that arises as a matter of law or occurs pursuant to a court order;

(m)

any repurchase of equity securities of Holdings or any of its subsidiaries (other than wholly owned subsidiaries) pursuant to a self-tender offer, stock repurchase program, open market transaction or otherwise other than a repurchase of equity securities of Holdings from employees or former employees subject to the terms and conditions of employee stock plans or a purchase of equity securities of Holdings from a shareholder pursuant to the Shareholders Agreement;

(n)

a change of Holdings’ or any subsidiary’s policies concerning the need for the approval of the Holdings Board that is intended or reasonably likely to circumvent any Heidmar Shareholder’s rights under the Articles or under the Shareholders Agreement or the exercise thereof;

(o)

the establishment of any committee (including the appointment of the members thereof) or any amendment to the charter of any committee of the Holdings Board or to any corporate governance guideline relating to any matter addressed by the Shareholders Agreement that would reasonably be expected to circumvent in any manner any Heidmar Shareholder’s rights under the Articles or the exercise thereof;

(p)	issuing any preferred stock of Holdings; and

(q)	entering into an agreement for, or committing to agree to take, or consenting to, any of the foregoing actions.

Shareholder Meetings

Under the Bylaws, Holdings will hold annual shareholder meetings at a time and place selected by the Holdings Board. The meetings may be held in or outside of the Marshall Islands. The Holdings Board, the

Chairman of the Holdings Board or the President may call Special Meetings at any time. No other person is permitted to call a Special Meeting and no business may be conducted at the Special Meeting other than business brought before the meeting by the Holdings Board, its Chairman or the President. Under the Marshall Islands Business Corporation Act (the “MIBCA”), our Board may set a Record Date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Common Stock

Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by the Holdings Board out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of our common stock will be fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future. Our common stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in the Articles or Bylaws discriminating against a stockholder because of his or her ownership of a particular number of shares.

We are not aware of any limitations on the rights to own our common stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our common stock, imposed by foreign law or by the Articles or Bylaws.

Dissenters’ Rights of Appraisal and Payment

Under the MIBCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation, sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder to receive payment of the appraised fair value of his shares is not available under the MIBCA for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the Record Date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. In the event of any further amendment of the Articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the MIBCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the MIBCA procedures involve, among other things, the institution of proceedings in the High Court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the MIBCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Indemnification of Officers and Directors

Our Bylaws include a provision that entitles any our directors or officers to be indemnified by us upon the same terms, under the same conditions and to the same extent as authorized by the MIBCA if the director or officer acted in good faith and in a manner reasonably believed to be in and not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

We are also authorized to carry directors’ and officers’ insurance as a protection against any liability asserted against our directors and officers acting in their capacity as directors and officers regardless of whether we would have the power to indemnify such director or officer against such liability by law or under the provisions of our Bylaws. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The indemnification provisions in our Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders.

Anti-Takeover Provisions of our Charter Documents

Several provisions of our Articles and our Bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest, and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our Articles, our Board has authority, without any further vote or action by our shareholders, to issue up to      shares of blank check preferred stock. Our Board may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our Articles provide for a board of directors serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. The classified provision for the Holdings Board could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the Holdings Board from removing a majority of the Holdings Board for two years.

Election and Removal of Directors

Our Articles prohibit cumulative voting in the election of directors. Our Articles also require shareholders to give advance written notice of nominations for the election of directors. Our Articles further provide that our directors may be removed only for cause and only upon affirmative vote of the holders of at least 70% of our outstanding voting shares. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our Bylaws provide that if a quorum is present, and except as otherwise expressly provided by law, the affirmative vote of a majority of the common shares represented at the meeting shall be the act of the shareholders. Shareholders may act by way of written consent in accordance with the provisions of Section 67 of the MIBCA.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our Articles provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than      days nor more than      days prior to the one-year anniversary of the preceding year’s annual meeting. Our Articles also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

HEIDMAR EXECUTIVE COMPENSATION

The aggregate compensation paid and other payments expensed by Heidmar and the Heidmar Subsidiaries to its directors and executive officers with respect to the year ended December 31, 2022 and December 31, 2023 was $250,000 and $470,000, respectively.

For so long as Holdings qualifies as a foreign private issuer, it is not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of its Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than aggregate, basis.

COMPARISON OF STOCKHOLDER’S RIGHTS

This section describes the material differences between the rights of MGO Stockholders before the consummation of the Business Combination, and the rights of Holdings Shareholders after the Business Combination. These differences in shareholder rights result from the differences between Delaware and Marshall Islands law and the respective governing documents of MGO and Holdings.

This section does not include a complete description of all differences among such rights, nor does it include a complete description of such rights. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important do not exist. MGO stockholders are urged to carefully read the relevant provisions of the Delaware General Corporation Law, the Business Corporations Act, MGO’s Amended and Restated Certificate of Incorporation and the forms of Holdings amended and restated Articles of Incorporation that will be in effect as of consummation of the Business Combination. References in this section to Holdings amended and restated Articles of Incorporation are references thereto as they will be in effect upon consummation of the Business Combination. However, Holdings’ amended and restated Articles of Incorporation may be amended at any time prior to consummation of the Business Combination by mutual agreement of MGO and Heidmar or after the consummation of the Business Combination by amendment in accordance with their terms. If Holdings’ amended and restated Articles of Incorporation are amended, the below summary may cease to accurately reflect them as so amended.

Rights of MGO Stockholders	Rights of Holdings Shareholders

Authorized Capital

MGO’s Amended and Restated Certificate of Incorporation authorizes the issuance of up to 150,000,000 shares of MGO Common Stock, par value $0.00001 per share, and up to 20,000,000 shares of MGO Preferred Stock, par value $0.00001 per share.

As of     , 2024,     MGO Shares were issued and outstanding, and no shares of MGO Preferred Stock were issued and outstanding.

The MGO Shares are listed on NASDAQ under the symbol “MGOL”

MGO’s Amended and Restated Certificate of Incorporation authorizes the MBO Board to issue shares of Preferred Stock from time to time in one or more series and fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series of preferred stock as may be permitted by the Delaware General Corporation Law.

Holdings’ amended and restated Articles of Incorporation authorize the issuance of up to      shares of Holdings common stock, par value $0.01 per share, and up to     shares of Holdings preferred stock, par value $0.01 per share.

As of the filing date of this proxy statement/prospectus, 100 Holdings Shares were issued and outstanding, and no shares of Holdings preferred stock were issued and outstanding.

Holdings intends to list its common shares on the NASDAQ under the symbol “HMR.”

Holdings’ amended and restated Articles of Incorporation authorizes the board of directors to establish one or more series of preferred stock with such voting powers, full or limited, or without voting powers and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions thereon as shall be set forth in the resolution or resolutions adopted by the board providing for the issuance of such preferred shares.

Directors

MGO’s directors are elected by a plurality of the votes cast by MGO Stockholders entitled to vote in an election. Cumulative voting shall not be used to elect directors.	Holdings’ directors are elected by a plurality of the votes cast by shareholders of Holdings entitled to vote in an election. Cumulative voting shall not be used to elect directors.

Rights of MGO Stockholders	Rights of Holdings Shareholders

MGO’s Amended and Restated Bylaws provide that the MGO Board must consist of at least one member, with the exact number to be fixed by a vote of a majority of the MGO Board. Each director shall be at least 18 years of age and shall serve for a three-year term and until his successor shall have been elected at the next succeeding annual meeting.

MGO’s Amended and Restated Bylaws provide that directors may be removed, with or without cause, at any time by the vote of the MGO Stockholders at a Special Meeting called for that purpose. Any director may be removed for cause by the action of the MGO Board at a Special Meeting called for that purpose. Vacancies created by any such removal may be filled by a majority of the MGO Board. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Holdings’ amended and restated Articles of Incorporation provide that its board of directors must consist of at least one member, with the exact number to be fixed by a vote of at least two-thirds of the entire board of directors. Each director shall serve for a three-year term and until his successor shall have been duly elected and qualified.

Holdings’ amended and restated Articles of Incorporation provide that directors may be removed at any time but only for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of the capital stock entitled to vote generally in the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Holdings’ amended and restated Articles of Incorporation provide that Holdings’ board of directors serve staggered, three-year terms. Approximately one-third of Holdings’ board of directors is elected each year.

Quorum and Action by the Board of Directors

A majority of the MGO Board shall constitute a quorum for the transaction of business. The vote of a majority of the MGO Board present at any meeting at which a quorum is present shall be the act of the MGO Board.	A majority of Holdings’ directors at the time in office, present in person or by proxy or by conference telephone, shall constitute a quorum for the transaction of business. The vote of the majority of the directors, present in person, by proxy or by conference telephone, at a meeting at which quorum is present shall be the act of the directors.

Director and Officer Limitation on Liability and Indemnification

MGO’s Amended and Restated Bylaws include a provision that entitles any of MGO’s directors or officers or is or was serving at the request of the MGO as a director, officer, employee or agent of another entity to be indemnified by MGO to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of MGO. The right to indemnification shall include the right to be paid by MGO the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if such payment is made in advance of the final disposition of a proceeding, an undertaking shall be made, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified. .

MGO’s Amended and Restated Bylaws include a provision that authorizes MGO to maintain insurance, at

Holdings’ amended and restated Bylaws include a provision that entitles any of Holdings’ directors or officers to be indemnified by Heidmar Marine Inc. upon the same terms, under the same conditions and to the same extent as authorized by the Business Corporation Act if they acted in good faith and in a manner reasonably believed to be in and not opposed to Holdings’ best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Heidmar Marine Inc. shall pay in advance expenses a director or officer incurred while defending a civil or criminal proceeding, provided that the director or officer will repay the amount if it shall ultimately be determined that he or she is not entitled to indemnification.

Holdings’ amended and restated Bylaws also authorize Heidmar Marine Inc. to carry directors’ and officers’ insurance as a protection against any liability asserted against Heidmar Marine Inc. directors and officers acting in their capacity as directors and officers regardless of whether Heidmar

Rights of MGO Stockholders	Rights of Holdings Shareholders
its expense, to protect itself and any director, officer, employee or agent of MGO against any such expense, liability or loss, whether or not MGO would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law or MGO’s Amended and Restated Bylaws.	Marine Inc. would have the power to indemnify such director or officer against such liability by law or under the provisions of its amended and restated bylaws.

Shareholder Meetings

Annual Meetings. MGO’s Amended and Restated Bylaws provide that annual stockholder meetings will be held at a time and place selected by the MGO Board. The meetings may be held in or outside of Delaware. Written notice of the annual meeting stating the place, date and hour of the meeting shall be delivered not less than 10 nor more than 60 days before the date of the meeting to each MGO Stockholder of record entitled to vote at such meeting.

Special Meetings. MGO’s Amended and Restated Bylaws provide that Special Meetings of its stockholders may be called for any purpose at any time by the chief executive officer, the chairman of the MGO Board, the majority of the MGO Board, or the holders of not less than 10% of all the MGO Shares. The meetings may be held in or outside of Delaware. Written notice of the annual meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than 10 nor more than 60 days before the date of the meeting to each

Annual Meetings. Holdings’ amended and restated Bylaws provide that annual shareholder meetings will be held at a time and place selected by Holdings’ board of directors. The meetings may be held in or outside of the Marshall Islands. Holdings’ board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Special Meetings. Holdings’ amended and restated bylaws provide that Special Meetings of its shareholders may be called for any purpose at any time by the Holdings Board, the Chairperson of the Holdings Board or the President of Holdings. No other person or persons are permitted to call a Special Meeting and no business may be conducted at the Special Meeting other than business brought before the meeting by Holdings’ board of directors.

MGO Stockholder of record entitled to vote at such meeting. The business transacted at any Special Meeting of stockholders shall be limited to the purposes stated in the notice.

Quorum of Shareholders

The holders of a majority of the issued and outstanding MGO Shares represented in person or by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business.	One or more shareholders representing at least one-third of the total voting rights of Holdings’ total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

Voting Rights

MGO’s Amended and Restated Bylaws provides that if a quorum is present, the affirmative vote of a majority of the MGO Shares represented at the meeting shall be the act of the stockholders, unless the vote of a greater or lesser number of shares of stock is required by law.

For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the

Holdings’ amended and restated Bylaws provide that if a quorum is present, and except as otherwise expressly provided by law, Holdings’ amended and restated Articles of Incorporation or Holdings’ amended and restated Bylaws, the affirmative vote of a majority of votes of the shares of Holdings’ stock at the meeting shall be the act of the Holdings’ shareholders.

Rights of MGO Stockholders	Rights of Holdings Shareholders
purpose of determining stockholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the board of directors may fix, in advance, a date as the record date for any such determination of stockholders. Such date shall not be more than 60 nor less than 10 days before the date of any meeting nor more than 60 days prior to any other action. When a determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof, unless the board fixes a new record date for the adjourned meeting.

Shareholder Proposals and Nominations

The are no shareholder proposal provisions in MGO’s Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws.	Holdings’ amended and restated Bylaws provide that shareholders seeking to nominate candidates for election as directors, to bring business before an annual meeting of shareholders or proposing to remove a director must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at Holdings’ principal executive offices not less than 120 days nor more than 180 days prior to the one year anniversary of the preceding year’s annual meeting of shareholders.

Shareholder Action Without a Meeting

Any action required to be or permitted to be taken at a meeting, may be taken without a meeting if a consent or consents, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	Any action required to be or permitted to be taken at a meeting, may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

Amendments of Governing Instruments

Amendments of Articles of Incorporation.

Holders of a majority of the issued and outstanding MGO Shares can amend MGO’s Amended and Restated Certificate of Incorporation.

Amendments of Bylaws.

A majority of the MGO Board or the MGO Stockholders may amend MGO’s Amended and Restated Bylaws.

Amendments of Articles of Incorporation.

Notwithstanding any other provision in Holdings’ amended and restated Articles of Incorporation or its amended and restated Bylaws (and notwithstanding the fact that some lesser percentage may be specified by law), the affirmative vote of the holders of 70% or more of the outstanding shares of capital stock of Holdings entitled to vote generally in the election of directors (considered for this purpose as one class) shall be required to amend, alter or appeal provisions dealing with directors, amendments to Holdings’ bylaws and anti-takeover.

Rights of MGO Stockholders	Rights of Holdings Shareholders

Amendments of Bylaws. Holdings’ amended and restated Bylaws may be amended, solely at any regular or Special Meeting of the Holdings Board by the affirmative vote of 66 2/3% of the entire Holdings Board, or by the Holdings shareholders by the affirmative vote of the holders of 70% or more of the outstanding shares of stock entitled to vote (considered for these purposes as one class) .

Derivative Actions

Under the Delaware General Corporation Law, any MGO stockholder may bring an action in Holdings’ name to procure a judgment in Holdings’ favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of Holdings Shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.	Under the Business Corporation Act, any Holdings shareholder may bring an action in Holdings’ name to procure a judgment in Holdings’ favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of Holdings Shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Anti-Takeover Provisions

Under the Delaware General Corporation Law, under certain circumstances MGO is not permitted in engaging in a business combination with a stockholder who owns 15% or more of the MGO Shares (an “interested stockholder”); an affiliate of an interested stockholder; or an associate of an interested stockholder, in each case, for three years following the time that the stockholder became an interested stockholder. A “business combination” would include a merger or sale of more than 10% of MGO’s assets. However, the above provisions do not apply if: (i) the MGO Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction; or (ii) after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded MGO Shares. Under MGO’s Amended and Restated Certificate of Incorporation, the MGO Board has the authority to issue up to 20 million shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders.	Although the Business Corporation Act does not contain specific provisions regarding “business combinations” between corporations organized under the laws of the Republic of Marshall Islands and “interested shareholders,” Holdings has included these provisions in its amended and restated Articles of Incorporation. Holdings’ amended and restated Articles of Incorporation contain provisions which prohibit it from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless (i) prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, Holdings’ board of directors approved either the Business Combination or the Transaction that resulted in the shareholder becoming an interested shareholder; (ii) upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of Holdings outstanding at the time the transaction commenced; (iii) at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the Business Combination is approved by the board of directors and authorized at an annual or Special Meeting of shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder; and (iv) the shareholder became an interested shareholder prior to the consummation of the initial public offering.

Rights of MGO Stockholders	Rights of Holdings Shareholders

For purposes of these provisions, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an “interested shareholder” is any person or entity that beneficially owns 20% or more of Holdings’ outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity, other than Holdings, provided, however, that the term “interested shareholder” does not include any person whose ownership of shares in excess of the 20% limitation is the result of action taken solely by Holdings; provided that such person shall be an interested shareholder if thereafter such person acquires additional Holdings’ voting shares, except as a result of further action by Holdings not caused, directly or indirectly, by such person.

REPUBLIC OF MARSHALL ISLANDS COMPANY CONSIDERATIONS

Holdings’ corporate affairs are governed by its amended and restated Articles of Incorporation and Bylaws, and by the Business Corporations Act. The provisions of the Business Corporations Act resemble provisions of the corporation laws of a number of states in the United States. While the Business Corporations Act also provides that it is to be applied and construed in accordance with the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the Business Corporations Act in the Marshall Islands and Holdings shareholders cannot predict whether Marshall Islands courts would reach the same conclusions as courts in the U.S. Thus, Holdings shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the Business Corporations Act and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware

Shareholder Meetings

Held at a time and place as designated in the bylaws.

Special Meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.

May be held within or without the Marshall Islands.

Notice. Whenever shareholders are required or permitted to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person(s) calling the meeting. Notice of a Special Meeting shall also state the purpose for which the meeting is called.

A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.

May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special Meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held within or without Delaware.

Notice. Whenever shareholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which shareholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the shareholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a Special Meeting, the purpose or purposes for which the meeting is called.

Whenever stockholders are required or permitted to take any action at a meeting, written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders’ Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.	Unless otherwise provided in the certificate of incorporation, any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the

Marshall Islands	Delaware

Any person authorized to vote may authorize another person or persons to act for him by proxy.

Unless otherwise provided in the articles of incorporation or bylaws, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one- third of the shares entitled to vote at a meeting.

The articles of incorporation may provide for cumulative voting in the election of directors.

Any two or more domestic corporations may merge into a single corporation if approved by the board of each corporation and if authorized by a majority vote of the holders of outstanding shares of each corporation at a shareholder meeting.

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.

minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person or persons to act for him by proxy.

For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one- third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

The certificate of incorporation may provide for cumulative voting in the election of directors.

Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or Special Meeting.

Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote.

Unless otherwise stated in the certificate of incorporation, any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the Merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.

Directors

The board of directors must consist of at least one member. The number of board members may be changed by an amendment to the bylaws, by the shareholders, or by	The board of directors must consist of at least one member. The number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the

Marshall Islands	Delaware

action of the board under the specific provisions of a bylaw.

If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.

Removal. Any or all of the directors may be removed for cause by vote of the shareholders.

If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.

certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.

Removal. Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote subject to certain exceptions.

In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Dissenters’ Rights of Appraisal

Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares. However, the right of dissenting shareholders under the BCA to receive payment of the appraised fair value of their shares may not be available “if for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the Record Date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders.”

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

Alters or abolishes any preferential right of any outstanding shares having preference; or

Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or

Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

Shareholders’ Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or	In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that

Marshall Islands	Delaware

of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or interest therein devolved upon him by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of the Marshall Islands.

Reasonable expenses including attorney’s fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

Other requirements regarding derivative suits have been created by judicial decision, including that a shareholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile).

RELATED PARTY TRANSACTIONS

MGO Relationships and Related Party Transactions

MGO borrowed $45,556 from and paid $24,976 to its Chairman and CEO, Maximiliano Ojeda, for the year ended December 31, 2022. MGO borrowed $0 and paid $123,850 to Mr. Ojeda, Mr. Groves and Ms. Hilfiger for the year ended December 31, 2023. This borrowing did not have a fixed maturity date or stated rate of interest. As of December 31, 2023 and December 31, 2022, the balance of loans payable to Mr. Ojeda, Mr. Groves and Ms. Hilfiger was $0 and $123,850, respectively. The accounts payable owed to our Chairman and CEO as of December 31, 2023 and December 31, 2022 was $0 and $22,533, respectively.

During the year ended December 31, 2023 and 2022, related party imputed interest was $0 and $13,420, respectively. The imputed interest was recorded as interest expense and an increase in additional paid-in capital based on a rate of 12%.

For the year ended December 31, 2023 and 2022, MGO recorded $0 and $14,400 respectively, due to Virginia Hilfiger, our Chief Brand Officer and Director for monthly rent expense paid by Virginia Hilfiger.

The accounts payable owed to our related parties as of December 31, 2023 and December 31, 2022 was $50,881 and $22,533, respectively and comprised of expense reports, contractor payments and board fees.

The accrued payroll owed to the CEO, COO, Chief Brand Officer and employees and contractors as of December 31, 2023 and December 2022 was $367,230 and $764,050, respectively, inclusive of bonuses.

On May 11, 2023, MGO executed a 12-month consulting agreement with Jason Harward (“Consultant”), the owner of Stand and nephew of Matt Harward, MGO’s former Chief Marketing Officer. As of December 31, 2023, $150,000 was paid in cash to the Consultant, $200,000 was accrued in selling, general, administrative expense and $109,679 was recorded as stock based compensation for the fair value of the restricted stock units as of December 31, 2023.

Heidmar Relationships and Related Party Transactions

Bella Ciao Syndication Agreement

On January 28, 2022, Heidmar Investments LLC (“Heidmar Investments”), a wholly owned subsidiary of Heidmar, entered into a syndication agreement with Heidmar Trading LLC (“Heidmar Trading”), a related party company owned by one of Heidmar’s two shareholders, involving the vessel M/T Bella Ciao (the “Bella Ciao Syndication Agreement”). On the day of the agreement, Heidmar Trading entered into a time charter party with Sea Dream Shipping Corp., a company incorporated in Liberia and the owners of Bella Ciao, pursuant to which Heidmar Trading time charted Bella Ciao for an initial firm period of 12 months +/- 30 days with an optional period of 12 months to be declared 45 days prior to the end of the firm period commencing from the time and date of delivery of Bella Ciao.

Under the Bella Ciao Syndication Agreement, Heidmar Investments agreed to take, and Heidmar Trading agreed to assign and transfer, 100% interest in any and all profits, losses and liabilities relating to Bella Ciao with respect to the whole period of the time charter party between Heidmar Trading and Sea Dream Shipping Corp., whether said profits, losses and liabilities are associated with the time charter party or otherwise (including voyages subsequently undertaken) as well as all contractual rights and obligations arising out of or in connection with the operation/employment of Bella Ciao. The effective period of the Bella Ciao Syndication Agreement commenced on the date of delivery of Bella Ciao and will end on the date of termination of the charter of Bella Ciao as determined in accordance with the terms of the time charter party. Bella Ciao was redelivered to her owners in March 2024.

Marlin Santorini Syndication Agreement

On March 25, 2022, Heidmar Investments entered into a syndication agreement with Heidmar Trading involving the vessel M/T Marlin Santorini (the “Marlin Santorini Syndication Agreement”). Prior to the date of the agreement, on February 3, 2022, Heidmar Trading had entered into a time charter party with Trafigura Maritime Logistics Pte Ltd., a company incorporated in Singapore and the owners of Marlin Santorini, pursuant to which Heidmar Trading time charted Marlin Santorini for a minimum nine months with an option up to 11 months and additional 60-90 days to be declared seven months after delivery of the Marlin Santorini.

Under the Marlin Santorini Syndication Agreement, Heidmar Investments agreed to take, and Heidmar Trading agreed to assign and transfer, 100% interest in any and all profits, losses and liabilities relating to Marlin Santorini with respect to the whole period of the time charter party between Heidmar Trading and Trafigura Maritime Logistics Pte Ltd., whether said profits, losses and liabilities are associated with the time charter party or otherwise (including voyages subsequently undertaken) as well as all contractual rights and obligations arising out of or in connection with the operation/employment of Marlin Santorini. The effective period of the Marlin Santorini Syndication Agreement commenced on the date of delivery of Marlin Santorini and will end on the date of termination of the charter of Marlin Santorini as determined in accordance with the terms of the time charter party. Marlin Santorini was redelivered to her owners in April 2023.

As a result, both Syndication Agreements were terminated and, as of June 30, 2024, no vessel remained under syndication.

Payables with Shareholder

Payables to shareholder consist of amounts paid by one of the Heidmar Shareholders, Maistros Shipinvest Corp., for working capital purposes with regards to the operations of Heidmar’s newly established office in Dubai. The balances as at December 31, 2023 and 2022 were $5,239,219 and $0, respectively. Such amounts are unsecured, with no fixed payment terms, interest free and repayable upon demand.

Payables to Assignee, Related Party

During the year ended December 31, 2023, Heidmar Investments LLC., a wholly owned, consolidated subsidiary of Heidmar Inc. (“Assignor”), entered into a profit and loss sharing agreement (the “Agreement”) with MM Shipinvest Holdings Co., a related party company owned by one of Heidmar’s two shareholders, (“Assignee A”) and an unrelated party, (“Assignee B”) for one vessel (the “Vessel”) which the Assignor chartered-in from an unrelated party (the “Lessor B”) for an initial lease term of 7 months for $10,425 per day with an additional 9-month optional period, in the Company’s option based on a charter-in agreement. The Agreement is a share of profits and losses between the Assignor and the Assignees wherein the Assignees will assume 90% of the Assignor’s monthly charter hire and voyage expenses and in return will be assigned 90% of the revenues earned by the Vessel. The Assignor retains the remaining 10% interest (the “Result”). Since the Agreement is a contract between the Assignor and the Assignees (i.e. the Lessor B is not a party to the Agreement) and there is no alteration or termination to the charter-in agreement that takes place at the time of the Agreement, the terms of the charter-in agreement are in full effect notwithstanding execution of the Agreement. Therefore, the Assignor has not been released as the primary obligor for the charter-in agreement and records the entire charter-in expense and the revenues generated from the operation of the Vessel in the accompanying consolidated statement of income.

Non-consolidated pool subsidiaries

The Heidmar wholly owned subsidiaries to which Heidmar provides pool management services are variable interest entities, which are not controlled by Heidmar, but rather by the participants in the pools pursuant to the one vote-per-vessel contractual arrangements between Heidmar and the participants in the pools (the

“Non-consolidated Pool Subsidiaries”). Heidmar has evaluated all facts and circumstances of not being the primary beneficiary of these Non-consolidated Pool Subsidiaries as per the guidance in ASC 810 including (a) any financial or other support (explicitly or implicitly) during the periods presented, (b) the carrying amounts and relevant classifications of the Non-consolidated Pool Subsidiaries, (c) the exposure of Heidmar to any loss from these Non-consolidated Pool Subsidiaries, and (d) any liquidity arrangement, guarantees and any other commitments by third parties that may affect the risk of exposure and concluded that none of the above conditions apply. The Non-consolidated Pool Subsidiaries are accounted for under the equity method. Under the equity method of accounting, investments in non-consolidated pool subsidiaries are stated at initial cost, and are adjusted for subsequent additional investments and Heidmar’s proportionate share of earnings or losses and distributions. Cost as of December 31, 2023 and 2022 as well as Heidmar’s proportionate share of earnings or losses and distributions for the years then ended was nil.

For the years ended December 31, 2023 and 2022 the Non-consolidated Pool Subsidiaries consisted of the following:

•	The Blue Fin Pool, which operates a pool of Suezmax-size tankers.

•	The SeaLion Pool, which operates a pool of LR2-size tankers.

•	The Seadragon Pool, which operates a pool of VLCC tankers.

•	The SeaHorse Pool, which operates a pool of small size tankers.

•	The Dorado Pool, which operates a pool of MR2-size tankers.

For the years ended December 31, 2023 and 2022, the dormant Non-consolidated Pool Subsidiaries consisted of the following:

•	Sigma Tankers Inc. (the “Sigma Pool”).

•	Seawolf Tankers Inc. (the “Seawolf Pool”).

•	Star Tankers Inc. (the “Star Pool”).

•	Marlin Tankers Inc. (the “Marlin Pool”).

BENEFICIAL OWNERSHIP OF MGO

The following table lists the beneficial ownership of the MGO Shares as of August 15, 2024, by (i) each named executive officer, (ii) each director, and (iii) all of MGO’s current directors and executive officers as a group. Percentage outstanding is based on     MGO Shares outstanding as of the filing date of this proxy statement/prospectus.

Beneficial Owner(1)	Total Number of MGO Shares Beneficially Owned (#)	Percent of Outstanding MGO Shares (%)(2)
Maximiliano Ojeda, Chairman, CEO(3)	497,425	17.13%
Virginia Hilfiger, Director, Chief Brand Officer(4)	496,577	17.10%
Julian Groves, Director, COO(5)	168,664	5.81%
Dana Perez, CFO	34,937	1.20%
Paul Wahlgren, Director	12,019	0.41%
Ping Rawson, Director	12,019	0.41%
Obie McKenzie, Director	12,019	0.41%
Jeffrey Lerner, Director	13,144	0.45%
All Officers and Directors as a Group (total of 8 persons)	1,246,801	42.93%

(1)	Except as noted below, the address for all beneficial owners in the table above is c/o MGO Global Inc., 1515 SE 17th Street, Suite 121/#460236, Fort Lauderdale, Florida 33346.
(2)	Based on 2,599,820 MGO Shares outstanding as of August 15, 2024.
(3)	Includes 39,400 MGO Shares owned by MGOTEAM LLC of which Maximiliano Ojeda, MGO’s CEO, shares control over voting and disposition with Virginia Hilfiger.
(4)	Includes 39,400 MGO Shares owned by MGOTEAM LLC of which Virginia Hilfiger, MGO’s Chief Brand Officer, shares control over voting and disposition with Maximiliano Ojeda.
(5)

Includes 15,000 MGO Shares that are beneficially owned by Globally Digital Ltd., a company owned and controlled by MGO’s Chief Operating Officer, Julian Groves. The address of Mr. Groves is c/o Globally Digital Ltd, 3 Hilltop Road, Kings Langley WD4 8NS, UK.

BENEFICIAL OWNERSHIP OF HOLDINGS

The following table sets forth information regarding the expected beneficial ownership of Holdings Shares immediately following consummation of the Business Combination, by (i) each person who is expected to be the beneficial owner of more than 5% of the outstanding Holdings Shares, and (ii) the individuals who are expected to be executive officers and directors of Holdings, both individually and as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the common shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The expected beneficial ownership percentages set forth in the table below are based on the expectation that     Holdings Shares will be outstanding immediately after the Closing.

Beneficial Owner	Total Number of Holdings Shares Beneficially Owned (#)	Percent of Outstanding Holdings Shares (%)
Executive Officers and Directors after the Closing
Pankaj Khanna (1)
Niki Fotiou
All Executive Officers and Directors as a Group
5% and Greater Shareholders
Maistros Shipinvest Corp. (2)
Rhea Marine Ltd. (1)

*	- Less than 1%.
(1)

These Holdings Common Shares will be held by Rhea Marine Ltd. (‘‘Rhea’’), which is wholly owned by Pankaj Khanna, our Chief Executive Officer and one of our directors. The beneficial ownership of Mr. Khanna and Rhea is based on its 50% ownership of Heidmar prior to the Business Combination and excludes any Earnout Shares that may be issued to Rhea pursuant to the Business Combination Agreement.

(2)

Maistros Shipinvest Corp. (‘‘Maistros’’) is indirectly owned by Miltiadis Marinakis. The beneficial ownership Maistros is based on its 50% ownership of Heidmar prior to the Business Combination and excludes any Heidmar Earnout Shares that may be issued to Maistros pursuant to the Business Combination Agreement.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the Closing, Holdings will have, based on the assumptions set out elsewhere in this proxy statement/prospectus,    Holdings Shares outstanding, assuming that MGO does not issue any additional shares between the filing date of this proxy statement/prospectus and the Closing and without taking into account any Earnout Shares that may be issued after Closing.

The issuance of Holdings Shares in connection with the Business Combination is being registered pursuant to the Registration Statement of which this proxy statement/prospectus forms a part. This means that all of the Holdings Shares outstanding immediately after the Closing will be freely transferrable without restriction or further registration under the Securities Act, other than Holdings Shares owned by the following persons.

•

Each “Affiliate” of Holdings (as that term is defined pursuant to Rule 144 under the Securities Act (“Rule 144”)) will have its sales into the open market subject to the conditions and restrictions applicable to “control securities” under Rule 144, as described in greater detail below. These include limits on the amount of Holdings Shares an Affiliate can sell into the open market and other restrictions; however, an Affiliate’s sales will not be subject to these restrictions if those sales are registered under the Securities Act.

•

Shareholders who are party to the Lock-Up/Leak-Out Agreement described below will generally not be able to sell their Holdings Shares until four months after the Closing Date and will be subject to limits on the amount of Holdings Shares they can sell for an additional two months after that.

Sales of substantial amounts of Holdings Shares in the public market could adversely affect prevailing market price of the Holdings Shares.

Rule 144

Rule 144 under the Securities Act permits the public sale of securities that are “restricted securities” (as defined under Rule 144) and securities that are not “restricted securities” but that are held by Affiliates of the issuer, or a person who was an Affiliate within the prior three months (“control securities”), provided, that the sale meets certain applicable restrictions. Holdings expects that none of the Holdings Shares outstanding immediately after the Closing will be “restricted securities.” Accordingly, only shareholders who are Affiliates of Holdings (or who were Affiliates within the prior three months) will have their sales into the open market limited by Rule 144. Affiliates of Holdings after the Closing will generally include its executive offices and directors and shareholders that have a controlling interest in Holdings, which will initially include the Heidmar Shareholders. Persons who are Affiliates of Holdings may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•	1% of the then outstanding Holdings Shares, which, immediately after the Business Combination will equal Holdings Shares; or

•	the average trading volume of Holdings Shares during the four full calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by Affiliates of Holdings under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about Holdings. However, sales of Holdings Shares by Affiliates is not subject to the volume restrictions or other requirements if the sales are conducted off a Registration Statement that is effective under the Securities Act.

Lock-Up/Leak-Out Agreement

Certain MGO Stockholders (including the officers, directors and Affiliates of MGO) and the Heidmar Shareholders will each, prior to the Closing, enter into a lock-up/leak-out agreement with Holdings. These parties are expected to have aggregate ownership of     % of the Holdings Shares after the Closing.

The lock-up/leak-out agreements will place the following restrictions on their sales of Holdings Shares.

•	These parties may not sell or otherwise transfer their Holdings Shares for four months after the Closing, subject to certain customary exceptions.

•

During the subsequent two months, these parties may sell into the open markets on any Trading Day, in aggregate, no more 10% of the trading volume of Holdings Shares on the prior Trading Day as reported by Bloomberg; provided, that beginning on the day the closing price of Holdings Shares is at least $     per share for 10 out of 30 Trading Days following the Closing, each such person will be permitted to sell or otherwise transfer 25% of the Holdings Shares such person holds.

The full text of the form of Lock-Up/Leak-Out Agreement is attached as Annex D hereto, and the terms of that agreement are incorporated herein by reference.

Registration Rights Agreement

Prior to Closing, Holdings will become a party to a registration rights agreement with each of the Heidmar Shareholders that becomes effective at the Closing. Pursuant to the registration rights agreement, Holdings agrees to file with the SEC, no later than     days after the Closing, a shelf registration statement for the resale from time to time by the Heidmar Shareholders of the Holdings Shares they receive as consideration in the Business Combination (the “Registrable Securities”). In addition, the Heidmar Shareholders will have the right to demand that Holdings conduct an underwritten offering, or “shelf takedown,” under that registration statement, subject to certain conditions. Holdings will also grant to the Heidmar Shareholders certain “piggyback rights” to include their Holdings Shares in other registered offerings of securities of Holdings. The registration rights agreement will remain in force until none of the Heidmar Shareholders hold any Registrable Securities. The Holdings Shares they hold will generally cease to be Registrable Securities when they have been transferred by the Heidmar Shareholder or when the Heidmar Shareholder may sell those securities without restriction under Rule 144 and that Heidmar Shareholder, together with its Affiliates, ceases to hold at least 5% of the outstanding Holdings Shares. The Registration Rights Agreement will cover all of the Holdings Shares that will be held by the Heidmar Shareholders, or     Holdings Shares.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, to the extent Heidmar adhered to the requirements of Rule 701 in issuing such securities, each of Heidmar’s employees, consultants or advisors who purchases equity shares from Heidmar in connection with a compensatory stock plan or other written agreement executed prior to the Closing is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up/leak-out arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective Affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

Holdings is a foreign issuer as defined in Regulation S. As a foreign issuer, securities that Holdings sells outside the United States pursuant to Regulation S are not considered to be restricted securities under the

Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by Holdings’ Affiliates. Generally, subject to certain limitations, holders of Holdings’ restricted shares who are not Affiliates of Holdings or who are Affiliates of Holdings by virtue of their status as an officer or director of Holdings may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the seller, its Affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of Holdings restricted shares by an officer or director who is an Affiliate of Holdings solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of Holdings restricted shares who will be an Affiliate of Holdings other than by virtue of his or her status as an officer or director of Holdings.

Holdings is not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

PRICE RANGE OF SECURITIES AND DIVIDENDS

MGO

Price Range of MGO’s Securities

MGO Shares are traded on Nasdaq under the symbol “MGOL.” MGO Shares commenced public trading on January 13, 2023.

The following table sets forth, for the calendar quarter and years indicated, the high and low per share sales prices of MGO Shares as reported on the Nasdaq for the period from January 13, 2023 (the first day on which MGO Shares began trading) through September 26, 2024 and has been adjusted for the 1-for-10 reverse stock split that MGO effected on July 18, 2024.

	High Price	Low Price
Quarter ended March 31, 2023	$166.10	$9.40
Quarter ended June 30, 2023	$32.50	$9.20
Quarter ended September 30, 2023	$31.60	$9.00
Quarter ended December 31, 2023	$9.70	$3.90
Quarter ended March 31, 2024	$9.80	$3.00
Quarter ended June 30, 2024	$18.30	$1.90
Quarter ended September 30, 2024	$6.99	$2.06
October 1, 2024 through November 12, 2024	$2.99	$2.365

MGO has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

Heidmar

Price Range of Heidmar Securities

Historical market price information regarding Heidmar’s securities is not provided because, as of the date of this proxy statement/prospectus, there is no public market for Heidmar’s securities.

Dividend Policy

In 2021, Heidmar declared and paid a one-time special cash dividend on the Heidmar Shares of an aggregate of $4.8 million. In July 2023, Heidmar declared a one-time special cash dividend of an aggregate of $25.0 million, which it paid in August 2023. Heidmar has not yet paid any dividends in 2024, however the Business Combination Agreement requires Heidmar to have at least $10 million of cash and accounts receivable at Closing, and Heidmar expects to pay a dividend to the Heidmar Shareholders prior to Closing equal to its cash and accounts receivable in excess of $10.0 million.

Holdings

Price Range of Holdings’ Securities

Historical market price information regarding the Holdings Shares is not provided because, as of the date of this proxy statement/prospectus, there is no public market for the Holdings Shares.

Dividend Policy

Holdings has not paid any cash dividends on the Holdings Shares to date and does not intend to pay cash dividends prior to the Closing. For the foreseeable future, Holdings intends to retain all available funds and any future earnings to fund the development and expansion of its business. The payment of cash dividends in the future will be dependent upon Holdings’ revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination.

NO APPRAISAL RIGHTS

Appraisal rights are statutory rights that, if applicable under law, enable stockholders of a corporation to dissent from certain mergers or consolidations, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with such transaction. Under the DGCL, stockholders generally do not have appraisal rights if the shares of stock they hold are either listed on a national securities exchange or held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the Merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash in lieu of fractional shares or (d) any combination of the foregoing.

Because the MGO Shares are listed on Nasdaq, a national securities exchange, and because MGO Stockholders are not required by the terms of the Business Combination Agreement to accept for their MGO Shares anything other than Holdings Shares, holders of MGO Shares are not entitled to appraisal rights in connection with the Merger.

LEGAL MATTERS

The validity of the Holdings Shares offered hereby and other matters relating to Marshall Islands and U.S. law will be passed upon for Holdings by Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004.

Certain legal matters relating to U.S. law have been passed upon for MGO by Sichenzia Ross Ference Carmel LLP, New York, New York 10036.

EXPERTS

The financial statements of MGO as of and for the years ended December 31, 2023 and December 31, 2022 incorporated by reference into this proxy statement/prospectus and into the Registration Statement have been audited by Assurance Dimensions, Inc., independent registered public accounting firm, as set forth in their report thereon and incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Heidmar Inc. as of December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023, included in this proxy statement/prospectus and in the Registration Statement, have been audited by Deloitte Certified Public Accountants, S.A., an independent registered public accounting firm as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The office of Deloitte Certified Public Accountants, S.A. is located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.

ENFORCEMENT OF CIVIL LIABILITIES

Holdings is organized under the law of the Marshall Islands, and certain of the individuals who may be directors and executive officers of Holdings, and certain experts named in this proxy statement/prospectus, reside outside of the United States. All or a substantial portion of the assets of such individuals and of Holdings may be located outside of the United States. As a result, you may find it difficult to effect service of process within the United States upon these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws, or to otherwise bring original actions in foreign courts to enforce such liabilities. Likewise, it may also be difficult for you to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. Although you may bring an original or derivative action against us or our Affiliates in the courts of the Republic of the Marshall Islands, and the courts of the Republic of the Marshall Islands may impose civil liability, including monetary damages, against us or our Affiliates for a cause of action arising under Republic of the Marshall Islands law, it may impracticable for you to do so.

HOUSEHOLDING INFORMATION

Unless MGO has received contrary instructions, it may send a single copy of this proxy statement/prospectus to any household at which two or more stockholders reside if MGO believes the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce expenses. A number of brokers with account holders who are MGO Stockholders will be “householding” this proxy statement/prospectus. MGO Stockholders who participate in “householding” will continue to receive separate proxy cards. If MGO Stockholders prefer to receive multiple sets of disclosure documents at the same address this year or in future years, such stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of disclosure documents, the stockholders should follow these instructions:

TRANSFER AGENT

The transfer agent for MGO’s securities is Transhare Corporation.

The transfer agent for Holdings’ securities will be     .

WHERE YOU CAN FIND MORE INFORMATION

Holdings has filed a Registration Statement on Form F-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that Registration Statement. Holdings public filings are also available to the public from the SEC’s website at www.sec.gov.

MGO files annual, quarterly and current reports, proxy statements and other information with the SEC required by the Exchange Act. MGO’s public filings are also available to the public from the SEC’s website at www.sec.gov.

In addition, the SEC allows MGO to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus as described below.

This proxy statement/prospectus incorporates by reference the documents listed below that MGO has previously filed with the SEC. They contain important information about the companies and their financial condition.

•

Annual report on Form 10-K for the fiscal year ended December 31, 2023, filed on April 1, 2024, as amended by Amendment No. 1 on Form 10-K/A filed on June 3, 2024 (the financial statements included in the Form 10-K/A have been superseded by the financial statements included in the Form 8-K filed on August 13, 2024 and Assurance Dimensions, Inc. is not reissuing their opinion included in the Form 10-K).

•	Quarterly report on Form 10-Q for the quarter ended March 31, 2024 filed on May 20, 2024.

•	Quarterly report on Form 10-Q for the quarter ended June 30, 2024, filed on August 19, 2024.

•	Quarterly report on Form 10-Q for the quarter ended September 30, 2024, filed on November 14, 2024.

•	Definitive information statement on Schedule 14C filed on March 11, 2024.

•	Definitive information statement on Schedule 14C filed on April, 17, 2024.

•

Current reports on Form 8-K filed on January 19, 2024 February 12, 2024, March 26, 2024, April 4, 2024, April 9, 2024, April 23, 2024, June 7, 2024, June 11, 2024, June 20, 2024, July 18, 2024, August 8, 2024, August 12, 2024, August 13, 2024 and September 20, 2024 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act).

•	The description of the MGO Common Stock filed as Form 8-A on January 12, 2023.

As a foreign private issuer, Holdings is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and its executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Holdings will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus or MGO’s filings with the SEC (excluding exhibits) or if you have questions about the Business Combination or the Proposals to be presented at the Special Meeting, you should contact MGO at the following address and telephone number:

MGO Global Inc.

1515 SE 17th Street, Suite 121/ #460236,

Fort Lauderdale

Florida 33346

Telephone: (347)-913-3316

You may also obtain additional copies of this proxy statement/prospectus by requesting them in writing or by telephone from MGO’s proxy solicitor at the following address and telephone number:

Name:

Address:

Phone:

E-mail:

Any of the documents you request will be available without charge. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

If you are a MGO Stockholder and would like to request documents, please do so by    , 2024, or five Business Days prior to the Special Meeting, in order to receive them before the Special Meeting. If you request any documents from MGO, such documents will be mailed to you by first class mail, or another equally prompt means.

This proxy statement/prospectus is part of a Registration Statement and constitutes a prospectus of Holdings in addition to being a proxy statement of MGO for the Special Meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the Registration Statement or the exhibits to the Registration Statement. Information and statements contained in this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other document included as an Annex to this proxy statement/prospectus.

All information contained in this proxy statement/prospectus relating to MGO has been supplied by MGO, and all such information relating to Heidmar has been supplied by Heidmar. Information provided by either MGO or Heidmar does not constitute any representation, estimate or projection of any other party. This document is a proxy statement of MGO for the Special Meeting. MGO has not authorized anyone to give any information or make any representation about the Business Combination or the parties thereto, including MGO, that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

Heidmar Inc.

Unaudited interim condensed consolidated balance sheets

As of June 30, 2024 and December 31, 2023

(Expressed in United States Dollars, except number of shares)

	June 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	19,232,164	18,931,215
Receivables from related parties (Note 3)	9,304,629	10,781,063
Other receivables	765,269	595,404
Inventory	883,051	1,202,921
Prepayments and other current assets	1,223,274	1,464,970

Total current assets	31,408,387	32,975,573

Non-current assets
Right-of-use assets from operating leases (Note 7)	9,850,969	14,040,342
Property and equipment, net (Note 4)	339,693	88,946
Guarantees	132,379	135,973
Goodwill (Note 9)	173,156	—
Intangible assets, net (Note 9)	603,563	—
Other fixed assets	27,219	27,219

Total non-current assets	11,126,979	14,292,480

Total assets	42,535,366	47,268,053

Shareholders’ equity and Liabilities
Current liabilities
Payables to vessel owners	3,533,470	4,907,672
Accounts payable and accrued expenses	1,150,693	1,740,615
Payable to sharing partner and assignee (Note 8)	372,070	857,434
Payables to assignee, related party (Note 3)	860,969	783,852
Payables to related parties (Note 3)	1,885,379	507,047
Payables to shareholder (Note 3)	5,239,219	5,239,219
Acquisition installments payable, current portion (Note 9)	184,835	—
Deferred revenue	—	1,809,408
Operating lease liabilities, current portion (Note 7)	9,590,382	9,286,602

Total current liabilities	22,817,017	25,131,849

Non-current liabilities
Payables to sharing partner (Note 8)	972,089	972,089
Acquisition installments payable, net of current portion (Note 9)	166,313	—
Operating lease liabilities, non-current portion (Note 7)	275,738	4,753,740

Total non-current liabilities	1,414,140	5,725,829

Total liabilities	24,231,157	30,857,678

Commitments and contingencies (Note 11)
Shareholders’ equity
Share capital, no par value (500 Class A shares authorized and 96 issued and outstanding and 7,999,500 Class B shares authorized as of June 30, 2024 and December 31, 2023)	—	—
Additional paid-in capital	4,225,265	4,225,265
Accumulated other comprehensive income	1,472,916	1,449,963
Retained earnings	12,606,028	10,735,147
Total shareholders’ equity	18,304,209	16,410,375

Total shareholders’ equity and liabilities	42,535,366	47,268,053

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Heidmar Inc.

Unaudited interim condensed consolidated statements of income

For the six-month periods ended June 30, 2024 and 2023

(Expressed in United States Dollars)

	Six Month Period Ended June 30, 2024	Six Month Period Ended June 30, 2023
Revenues
Trade revenues (Note 6)	1,620,979	2,744,148
Trade revenues, related parties (Note 3)	5,561,659	8,777,051
Time charter revenues (Note 6, 7)	8,611,448	10,805,127
Syndication income, related party (Note 3)	649,722	6,849,173

Total revenues	16,443,808	29,175,499

Operating expenses
Voyage expenses	610,292	—
Operating lease expenses (Note 7)	4,907,901	3,068,351
Charter-in expenses (Note 7)	1,320,063	6,702,027
General and administrative expenses	6,805,999	5,375,722
Amortization of intangible asset (Note 9)	8,437	—
Depreciation (Note 4)	14,620	5,605

Total operating expenses	13,667,312	15,151,705

Operating income	2,776,496	14,023,794

Other income/(expenses)
Interest income, net	205,360	443,587
Finance costs (Note 8, 10)	(976,588)	(569,875)
Finance costs, related party (Note 3, 8)	(77,117)	—
Other income	106,342	21,880
Foreign exchange (losses)/ gains	(163,612)	145,747

Total other (expenses) /income, net	(905,615)	41,339

Net income	1,870,881	14,065,133

Earnings per Share (Note 12):
Basic and diluted	$19,488	$146,512
Weighted-average shares outstanding
Basic and diluted	96	96

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Heidmar Inc.

Unaudited interim condensed consolidated statements of comprehensive income

For the six-month periods ended June 30, 2024 and 2023

(Expressed in United States Dollars)

	Six Month Period Ended June 30, 2024	Six Month Period Ended June 30, 2023
Net income	1,870,881	14,065,133
Other comprehensive income:
Foreign currency translation	22,953	54,223

Total comprehensive income	1,893,834	14,119,356

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Heidmar Inc.

Unaudited interim condensed consolidated statements of changes in shareholders’ equity

For the six-month periods ended June 30, 2024 and 2023

(Expressed in United States Dollars, except number of shares)

	Share Capital Common shares		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
	Class A No of shares	Amount
Balance, December 31, 2022	96	—	4,225,265	1,383,854	16,180,949	21,790,068

Net income	—	—	—	—	14,065,133	14,065,133
Foreign currency translation	—	—	—	54,223	—	54,223
Balance, June 30, 2023	96	—	4,225,265	1,438,077	30,246,082	35,909,424

Balance, December 31, 2023	96	—	4,225,265	1,449,963	10,735,147	16,410,375

Net income	—	—	—	—	1,870,881	1,870,881
Foreign currency translation	—	—	—	22,953	—	22,953
Balance, June 30, 2024	96	—	4,225,265	1,472,916	12,606,028	18,304,209

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Heidmar Inc.

Unaudited interim condensed consolidated statements of cash flows

For the six-month periods ended June 30, 2024 and 2023

(Expressed in United States Dollars)

	Six Month Period Ended June 30, 2024	Six Month Period Ended June 30, 2023
Cash flows from operating activities
Net cash provided by operating activities	1,604,078	19,569,288

Cash flows from investing activities
Payments for additions of property and equipment	(265,367)	—
Acquisition of business	(400,000)	—
Net cash used in investing activities	(665,367)	—

Cash flows from financing activities
Interest paid attributable to the acquisition installments payable	(3,492)
Principal payments attributable to the acquisition installments payable	(34,008)
Repayment to assignee	(623,215)	—
Net cash used in financing activities	(660,715)	—

Effect of exchange rate changes on cash and cash equivalents	22,953	54,223
Net increase in cash and cash equivalents	300,949	19,623,511
Cash and cash equivalents at the beginning of the period	18,931,215	25,208,208

Cash and cash equivalents at the end of the period	19,232,164	44,831,719
Supplemental cash flow information
Cash paid for interest	835,245	23,772
Non cash investing activities
Acquisition of business	347,656	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Heidmar Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Basis of Presentation and General Information

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Heidmar Inc. (“HMI”) and its controlled subsidiaries (collectively, the “Company”) which engages in marine transportation services on an international basis that consists of five business activities: management services to pools of vessels that share operational costs and revenues (“pool management services”), commercial management services for individual vessels (“commercial management services”), sale and purchase services for vessels, which involves assisting clients with the buying and selling of ships (“S&P services”), technical management services for individual vessels (“technical management services”) and chartering of vessels through charter in and charter out (“charter in – charter out”). Heidmar Inc. was formed under the laws of Republic of Liberia on December 3, 1987 and redomiciled into the Republic of the Marshall Islands on December 4, 2006.

As of June 30, 2024, the unaudited interim condensed consolidated financial statements include Heidmar Inc. and the following controlled subsidiaries:

•	Heidmar International Pools Inc.

•	Heidmar2020 LLC

•	Cash Custodian Inc.

•	Heidmar Bulkers Inc.

•	Heidmar Investments LLC

•	Heidmar UK Limited

•	Heidmar UK Trading Limited

•	Heidmar (Far East) LLC

•	Heidmar (Far East) Pte. Ltd.

•	Heidmar (Far East) Tankers Pte Ltd.

•	Heidmar DMCC

•	Heidmar Trading DMCC

•	Ocean Star Inc.

•	Ocean Dolphin Inc.

•	Heidmar Maritime Holdings Corp.

•	Landbridge Ship Management (HK) Limited

In addition, as of June 30, 2024, Heidmar Inc. owns 50% of the shares of BH Cape Holdings Pte. Ltd. and exercises joint control over this entity (Note 10).

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial reporting. These unaudited interim condensed consolidated financial statements have been prepared on the same basis and should be read in conjunction with the consolidated financial statements of Heidmar Inc. as of and for the years ended December 31, 2023 and 2022 (the “2023 Financial Statements”) included in the Registration Statement of Heidmar Maritime Holdings Corp. on Form F-4 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the

Heidmar Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Basis of Presentation and General Information—(Continued)

six-months ended June 30, 2024 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2024.

2.	Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in the 2023 Financial Statements. During the six-months ended June 30, 2024, the Company adopted the following accounting policies:

Trade Revenues - Commissions earned from services provided on sale and purchase (“S&P”) of vessels and management fees earned from technical management services.

Management fees from technical management services are earned for each vessel at a fixed rate per day. The Company’s technical management services have an established duration term of four years and either party can terminate the agreement if certain conditions are met. Trade revenues are recognized when earned and when it is probable that future economic benefits will flow to the Company and such benefit can be measured reliably.

The Company determined that its technical management service contracts consist of a single performance obligation of providing technical management services during the period of service and the revenue is recognized on a straight-line basis over the service period.

In a sales and purchase service contract, the performance obligation is typically the brokerage service fee to facilitate the sale or purchase of a vessel. This involves finding a buyer or seller, negotiating terms, and closing the transaction. Commissions arising from the S&P services are considered as earned and are recognized at the point in time when the sale transaction has been completed and the ownership of the vessel has been transferred to the new owner and therefore the performance obligation is satisfied.

Business Acquisitions & Asset Acquisitions: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction is a purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with Topic 805, Business Combinations, the Company first evaluates whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets (Step one). If that threshold is met, the set of assets and activities is not a business. If the threshold is not met, the Company evaluates whether the set meets the definition of a business (Step two). To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition date fair values. For asset acquisitions, the net assets acquired should be measured following a cost accumulation and allocation model under which the cost of the acquisition is allocated on a relative fair value basis to the qualifying assets acquired. Transaction costs associated with asset acquisitions are capitalized.

Goodwill and Intangible Assets: The goodwill represents the excess of the purchase consideration over the fair value of the net assets acquired in a business acquisition. The determination of the value of goodwill, net tangible and intangible assets arising from acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of net tangible and intangible assets acquired, and liabilities assumed and the excess purchase price over net assets acquired to goodwill. Goodwill is not amortized and is assessed for impairment using fair value measurement techniques on an annual basis or more frequently if facts and circumstances warrant such a review. The goodwill is considered to be impaired if the Company

Heidmar Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Significant Accounting Policies—(Continued)

determines that the carrying value of our one reporting unit exceeds its respective fair value. No impairment charge was recorded for the six-months ended June 30, 2024.

The Company tests goodwill for impairment by either performing a qualitative evaluation or a quantitative test. The quantitative assessment for goodwill requires the Company to estimate the fair value of the Company’s one reporting unit using either an income or market approach or a combination thereof.

The Company’s indefinite live Trademark is reviewed for impairment by performing a quantitative analysis, which occurs annually in the fourth quarter or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Recoverability is measured by a comparison of the carrying amount to future net discounted cash flows expected to be generated by the associated asset. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value of the intangible assets. No impairment charge was recorded for the six-month period ended June 30, 2024.

Amortizable intangible asset includes the Technical license management. Amortization is calculated on a straight-line basis over the estimated useful life of the asset. Amortization for licenses commences upon market launch. Amortization for assets acquired commences upon acquisition. Technical license management is amortized over a 16-year period.

Amortizable intangible assets are assessed for impairment upon triggering events that indicate that the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the associated asset. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value of the intangible assets. No impairment charge was recorded for the six-month period ended June 30, 2024.

Acquisition Installments Payable: Upon the completion of an acquisition, the Company may record an acquisition installment payable. Acquisition installments payables, which are fixed future payments, are recorded at their net present value. Accretion of interest expense attributable to the acquisition installments payable is recorded as a component of finance costs.

Investments in joint ventures: The Company’s investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investments in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered other than a temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the accompanying unaudited interim consolidated statements of income. No impairment charge was recorded for the six-month period ended June 30, 2024.

3.	Transactions with related parties

Profit and Loss Sharing agreement:

During the six-month periods ended June 30, 2024 and 2023, the accrued interest costs of the profit and loss sharing agreement (the “Agreement”) entered into for one vessel described in Note 10 of the 2023 Financial

Heidmar Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Transactions with related parties—(Continued)

Statements relating to Assignee A, based on the effective interest method, were $77,117 and nil and are presented under “Finance costs, related party” in the accompanying unaudited interim condensed consolidated statements of income.

Payables to Assignee A, which mainly includes the working capital provided from the Assignee A for the operations of the vessel and the recognized interest cost, are analyzed as follows:

Payable to Assignee A
December 31, 2023	783,852

Interest cost	77,117

June 30, 2024	860,969

Transactions with the Non-consolidated Pool Subsidiaries: The Company earns management fees and commissions from its wholly-owned subsidiaries, to which HMI provides pool management services, that are not controlled by HMI, but rather by the participants in the pools pursuant to the one vote-per-vessel contractual arrangements between HMI and the participants in the pools (the “Non-consolidated Pool Subsidiaries”). The amounts earned for the six-months ended June 30, 2024 and 2023 are included in “Trade revenues, related parties” in the accompanying unaudited interim condensed consolidated statements of income and are analyzed as follows:

	June 30, 2024
	Management Fees	Commissions
Blue Fin Pool	337,700	492,845
Sea Lion Pool	491,400	1,792,897
Dorado Pool	7,438	439,568
Seahorse Pool	—	17,075
Seadragon Pool	28,125	1,954,611

Total	864,663	4,696,996

	June 30, 2023
	Management Fees	Commissions
Blue Fin Pool	280,188	1,062,914
Sea Lion Pool	527,466	3,192,575
Dorado Pool	36,200	383,468
Seahorse Pool	95,055	96,375
Seadragon Pool	—	3,102,810

Total	938,909	7,838,142

Receivables from the Non-consolidated Pool subsidiaries are included in “Receivables from related parties” in the accompanying unaudited interim condensed consolidated balance sheets and consist of receivables related to unpaid management fees, commissions earned from the Non-consolidated Pool Subsidiaries and amounts paid for expenses of the Non-consolidated Pool Subsidiaries on behalf of them. Payables to the Non-consolidated Pool Subsidiaries are included in “Payables to related parties” in the accompanying unaudited interim condensed

Heidmar Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Transactions with related parties—(Continued)

consolidated balance sheets and mainly consist of revenue collected by Heidmar Inc. on behalf of the Non-consolidated Pool Subsidiaries. As of June 30, 2024 and December 31, 2023, the Company’s receivables from/ payables to Non-consolidated Pool subsidiaries consisted of:

	June 30, 2024	December 31, 2023
Blue Fin Pool	777,854	747,149
SeaLion Pool	584,585	2,594,788
Seadragon Pool	1,497,574	1,196,675
Seawolf Pool	12,924	12,944
Dorado Pool	—	444,841
Star Pool	7,194	7,202
Marlin Pool	4,595	4,595
SeaHorse Pool	66,109	511,861

Total Receivables	2,950,835	5,520,055

Dorado Pool	1,378,348	—
Sigma Pool	507,031	507,047

Total Payables	1,885,379	507,047

Revenues of the Non-consolidated Pool Subsidiaries, costs and expenses applicable to revenues of the Non-consolidated Pool Subsidiaries, net income of the Non-consolidated Pool Subsidiaries for the six-month period ended June 30, 2024 and 2023 and current and total assets of the Non-consolidated Pool subsidiaries, current and total liabilities of the Non-consolidated Pool subsidiaries as of June 30, 2024 and December 31, 2023 are presented below:

	6-month period ended June 30, 2024	6-month period ended June 30, 2023
Revenues of the Non-consolidated Pool Subsidiaries	385,073,104	515,239,479
Costs and expenses of the Non-consolidated Pool Subsidiaries	144,193,662	169,535,009
Net income of the Non-consolidated Pool Subsidiaries	—	—

	June 30, 2024	December 31, 2023
Current and total assets of the Non-consolidated Pool Subsidiaries	160,971,961	194,146,719
Current and total liabilities of the Non-consolidated Pool Subsidiaries	160,971,761	194,146,519

Transactions with syndication partner:

Receivables and Syndication income, related party from the Syndication partner consist of balances with Heidmar Trading LLC. (“Syndication partner”), an entity that is controlled by one of our shareholders.

Syndication income, related party

Syndication income, related party amounting to $649,722 and $6,849,173 for the six-months ended June 30, 2024 and 2023, respectively, represents the variable remuneration relating to the operating results of the two vessels under the syndication agreements, as described in Note 2 of the 2023 Financial Statements. The

Heidmar Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Transactions with related parties—(Continued)

syndication agreement for one vessel ended in April 2023 and for the second one in March 2024.

Receivable from syndication partner: Receivable from syndication partner of $6,353,794 and $5,261,008 as at June 30, 2024 and December 31, 2023, respectively, mainly includes amounts due from the syndication partner relating to the syndication result and advances for expenses paid on behalf of the syndication partner and is included in “Receivables from related parties” in the accompanying unaudited interim condensed consolidated balance sheets.

Payables to shareholder: Payables to shareholder consist of amounts paid by one of the shareholders, Maistros Shipinvest Corp., for working capital purposes with regards to the operations of the newly established office in Dubai. The balance as of both June 30, 2024 and December 31, 2023 was $5,239,219. This balance is unsecured, with no fixed payment terms, interest free and repayable upon demand.

4.	Property and equipment, net

The amounts shown in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	June 30, 2024	December 31, 2023
Furniture and office equipment	384,303	118,936

Total	384,303	118,936
Less accumulated depreciation	(44,610)	(29,990)

Property and equipment, net	339,693	88,946

The Company recognized depreciation expense of $14,620 for property and equipment for the six-months ended June 30, 2024 and it is included under “Depreciation” in the accompanying unaudited interim condensed consolidated statement of income.

During the six months ended June 30, 2024, the Company purchased furniture and office equipment amounted to $265,367 for the offices in Greece and Hong Kong (Note 7).

5.	Income tax

HMI serves as a holding company for a group of companies primarily engaged in the international operation of ships. Generally, income from the international operation of ships is subject to preferential tax regimes in the countries where the ship owning or operating companies are incorporated and exempt from income tax in other countries where the ships call due to the application of income tax treaties or, in the case of the United States, treaties or Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”). Among other things, in order to qualify, the Company must be incorporated in a country, which grants an equivalent exemption to U.S. corporations and must satisfy certain qualified ownership requirements.

Income earned by the Company organized outside of the United States that is not derived in connection with the international operation of ships (as such term is defined by Section 883 of the Code and the regulations promulgated there under) or earned in countries without preferential tax regimes is subject to income tax in the countries where such income is earned. Section 887 of the Code imposes a 4% gross basis tax on U.S. source gross transportation income (“USSGTI”). USSGTI is 50% of the gross revenue derived from voyages that begin

Heidmar Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

5.	Income tax—(Continued)

or end in the United States. The Non-consolidated Pool Subsidiaries of the Company earn USSGTI. The Non-consolidated Pool Subsidiaries are incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, these subsidiaries are not subject to income tax. The Marshall Islands has been officially recognized by the Internal Revenue Service as a qualified foreign country that currently grants the requisite equivalent exemption from tax. In addition, these subsidiaries satisfy one of the ownership tests required by Section 883 and are therefore exempt from U.S. income tax on their transportation income derived from the operation of their chartered vessels to or from U.S. ports.

Uncertain tax positions are evaluated under the more likely-than-not threshold for financial statement recognition and measurement for tax positions taken or expected to be taken in a tax return. The Company reviews its tax positions annually and adjusts its tax reserve balances as more information becomes available. No such reserve was deemed necessary as of June 30, 2024 and December 31, 2023.

The Company through its subsidiaries operates in various jurisdictions and generates taxable income (if any). Current tax is recognized at the amount of tax payable using the tax rates and laws that have been enacted by the balance sheet date. For the six month periods ended June 30, 2024 and 2023 no taxable profits existed.

There were no income tax benefits/(expenses) for the six-months ended June 30, 2024 and 2023.

6.	Revenues

Trade Revenues for the six-months ended June 30, 2024 and 2023 consist of the following items:

	June 30,
	2024	2023
Commission revenue	1,028,243	2,160,464
Management fee revenue	514,464	572,411
Other revenue	78,272	11,273

Total	1,620,979	2,744,148

Time charter revenues for the six-months ended June 30, 2024 and 2023 consist of the following items:

	June 30,
	2024	2023
Charter hire revenue	8,690,905	10,832,162
Address commissions	(79,457)	(27,035)

Total	8,611,448	10,805,127

As of June 30, 2024, one vessel was employed under time charter agreement with remaining tenor of 0.8 years.

As of June 30, 2024 and December 31, 2023 there were no voyage expenses incurred between the contract date and the date of the vessel’s arrival to the load port and no unearned revenue related to undelivered performance obligations.

Heidmar Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

7.	Leases

Office leases

Greece Office lease

In December 2020 the Company entered into a lease agreement in the south suburbs of Athens with an effective date of January 1, 2021, and for a lease term of 3 years.

In December 2023 the Company entered into a new lease agreement with an effective date of February 11, 2024, and for a lease term of 3 years and the previous lease agreement in the south suburbs of Athens was terminated on December 31, 2023.

Singapore Office lease

In May 2023 the Company terminated the office lease and entered into a new lease agreement for a term period of 1 year and 10 months effective June 1, 2023 at a new office site in Singapore.

Hong Kong Office lease

In April 2024, the Company entered into a new lease agreement in Hong Kong with an effective date of April 17, 2024, and for a lease term of 3 years.

The Company determined the Greece, Singapore and Hong Kong office leases to be operating leases and recorded the related right-of-use-assets within “Right-of-use assets from operating leases” and the lease liabilities within “Operating lease liabilities, current portion” and “Operating lease liabilities, non-current portion” in the accompanying unaudited interim condensed consolidated balance sheets and the lease expenses within “Operating lease expenses” in the accompanying unaudited interim condensed consolidated statements of income.

Dubai Office lease

In May 2023 the Company entered into a lease agreement in Dubai with an effective date of June 16, 2023, and for a lease term of 1 year.

The Company determined the office lease of Dubai to be operating lease. Leases that have an original term of 12 months or less are not recognized on the Company’s consolidated balance sheet, and the lease expense related to those short-term leases is recognized over the lease term within “Operating lease expenses” in the accompanying unaudited interim condensed consolidated statements of income.

Charter-in vessels

During the year ended December 31, 2022, the Company time chartered-in two vessels that were delivered to the Company in October 2022 with a duration of 8 and 12 months, respectively with no option and one year option period, respectively. The charter-in contracts expired during the year ended December 31, 2023. Therefore, these operating leases were excluded from operating lease right-of-use asset and lease liability recognition on Company’s unaudited interim condensed consolidated balance sheets.

In August 2023, the Company entered into a time charter agreement with a vessel owner to lease a bulk carrier vessel for an initial lease term of 7 months for $10,425 per day with an additional 9-month optional

Heidmar Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

7.	Leases—(Continued)

period. On August 18, 2023 the vessel was delivered to the Company. In May 2024, the vessel was redelivered to her owner. Therefore, this operating lease was excluded from operating lease right-of-use asset and lease liability recognition on Company’s unaudited interim condensed consolidated balance sheets.

Charter hire expenses for three vessels time chartered in, that are excluded from operating lease right-of-use asset and lease liability recognition due to original duration of not more than one year, were as follows:

Description	Location in unaudited interim condensed consolidated statements of income	June 30, 2024	June 30, 2023
Vessels operating leases	Charter-in expenses	1,320,063	6,702,027

In August 2022 the Company entered into a time charter agreement with a vessel owner to lease one vessel for an initial lease term of 2 years with an additional 1-year option that the Company immediately exercised.

The Company determined this lease to be an operating lease and recorded the related right-of-use-asset within “Right-of-use assets from operating leases” and the lease liabilities within “Operating lease liabilities, current portion” and “Operating lease liabilities, non-current portion” in the accompanying unaudited interim condensed consolidated balance sheet and the operating lease expenses within “Operating lease expenses” in the accompanying unaudited interim condensed consolidated statements of income.

Charter-out vessels

During the six-months ended June 30, 2024, the Company has earned income from chartering out one vessel that was chartered-in with original term of 12 months or less, while during the six-months ended June 30, 2023 has earned income from chartering out two vessels that were chartered-in with original term of 12 months or less. For the six-months ended June 30, 2024 and 2023, the specific time charter revenue amounted to $2,059,448 and $6,702,027, respectively and is included in “Time charter revenues” in the accompanying unaudited interim condensed consolidated statements of income.

The Company has earned income from chartering out one vessel that has been chartered under a time charter agreement entered into in August 2022 for a period of 20-24 months plus 1 year in Charterer’s Option. For the six-months ended June 30, 2024 and 2023, the time charter revenue amounted to $6,552,000 and $4,103,100, respectively and is included in “Time charter revenues” in the accompanying unaudited interim condensed consolidated statements of income.

Heidmar Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

7.	Leases—(Continued)

Right-of-use assets and lease liabilities as of June 30, 2024 and December 31, 2023 were as follows:

Description	Location in balance sheet	June 30, 2024	December 31, 2023
Non-current assets:
Office leases	Right-of-use assets from operating leases	626,711	394,401
Vessel lease	Right-of-use assets from operating leases	9,224,258	13,645,941

		9,850,969	14,040,342

Liabilities:
Office leases	Operating lease liabilities, current portion	366,124	275,323
Vessel lease	Operating lease liabilities, current portion	9,224,258	9,011,280

Lease liabilities - current portion		9,590,382	9,286,603

Office leases	Operating lease liabilities, non-current portion	275,738	119,078
Vessel lease	Operating lease liabilities, non-current portion	—	4,634,661

Lease liabilities - non-current portion		275,738	4,753,739

The aggregate future lease payments for the Company’s operating leases as of June 30, 2024 were as follows:

Remaining of 2024	5,029,476
2025	4,952,033
2026	153,390
2027	33,668

Total lease payments	10,168,567
Less: imputed interest	(302,447)

Present value of lease liabilities	9,866,120

The table below presents the components of the Company’s lease expenses.

Description	Location in unaudited interim condensed consolidated statements of income	Six Month Period Ended June 30, 2024	Six Month Period Ended June 30, 2023
Lease expense for office leases	Operating lease expenses	175,901	105,001
Lease expense for vessel lease	Operating lease expenses	4,732,000	2,963,350

Total		4,907,901	3,068,351

Heidmar Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

8.	Payables to sharing partner and assignees

Details of the Company’s profit and loss sharing agreements are discussed in Note 10 of the 2023 Financial Statements.

Payables to sharing partner and assignees within current liabilities in the unaudited interim condensed consolidated balance sheets are analyzed as follows:

	Payable to sharing partner (Sharing agreement entered into in 2022)	Payable to Assignee A (Note 3) (Agreement entered into in 2023)	Payable to Assignee B (Agreement entered into in 2023)	Total
December 31, 2023	230,265	783,852	627,169	1,641,286

Interest cost	910,000	77,117	63,096	1,050,213
Interest paid	(835,245)	—	—	(835,245)
Repayment to assignee	—	—	(623,215)	(635,215)
June 30, 2024	305,020	860,969	67,050	1,233,039

As of June 30, 2024, and December 31, 2023, the balance of $972,089, representing the upfront cash payment received from the Company in 2022 relating to the Sharing agreement has been included in “Payables to sharing partner” under the non-current liabilities, in the accompanying unaudited interim condensed consolidated balance sheets, since the repayment date is due at the end of the agreement in July 2025.

During the six-month periods ended June 30, 2024 and 2023, the accrued interest costs of the Sharing agreement and the Agreement, based on the effective interest method, were $1,050,213 and $569,875, respectively, and are presented under “Finance costs” and “Finance costs, related party”, in the accompanying unaudited interim condensed consolidated statements of income.

9.	Business Combination

On March 13, 2024, Heidmar Inc. signed an agreement with Huwell Ship Management Limited for the acquisition of 100% shares of Landbridge Ship Management (HK) Limited (“LBSM”), a company incorporated in Hong Kong in 2018, for a total consideration of $0.8 million. LBSM provides technical management services to tanker and bulker vessels. Upon the acquisition, control was obtained of the company, whereby Heidmar Inc. expanded its operations to technical management services for individual vessels.

The Company performed an assessment, as defined under ASC 805, Business Combinations, and concluded that the acquisition of LBSM is an acquisition of a business. Goodwill is recognized as the excess of the consideration transferred over the net of the acquisition-date fair value of the identifiable assets acquired and the liabilities assumed. Synergies and other benefits that are expected from the combination are considered in the measurement of goodwill as part of the consideration transferred. The goodwill arising from the acquisition mainly comprises the synergies expected by combining the knowledge of the commercial and the technical management operations of Heidmar Inc. and LBSM.

Heidmar Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

9.	Business Combination—(Continued)

The following table summarizes the total consideration paid for LBSM and the allocation of purchase price to the estimated fair value of the assets acquired and liabilities assumed, if any, at the acquisition date:

Cash consideration	400,000
Acquisition installments payable (matures in August, 2026)	385,156
Fair value of total purchase consideration	$785,156
Assets
Trademark	$171,000
Technical License Management	$441,000
Total fair value of net assets acquired	$612,000
Goodwill	$173,156

As of June 30, 2024, an amount of $351,148 represents the outstanding purchase consideration, which will be settled in monthly installments until August 2026. During the six-months ended June 30, 2024, an amount of $37,500 was paid related to the acquisition installments, which included a finance cost of $3,492. As of June 30, 2024, the future acquisition installments payable in respect of LBSM acquisition, were as follows.

Less than one year	194,758
Later than one year but less than two years	162,500
Later than two years but less than three years	5,242

Total	362,500
Less: imputed interest	(11,352)

Present value of acquisition installment payable	351,148

As of June 30, 2024, Intangible Assets, net were as follows:

Description	Location in balance sheet	June 30, 2024
Technical License Management (Amortizable intangible asset)	Intangible Assets, net	432,563
Trademark (Non-amortizing intangible asset)	Intangible Assets, net	171,000

		603,563

The balance for amortizable intangible assets as of June 30, 2024 is detailed below:

	Remaining Weighted Average Amortization period (in years)	Gross Amortizable Intangible Asset	Accumulated Amortization	Net Amortizable Intangible Asset
Technical License Management	15.75	$441,000	$8,437	$432,563

The amount relating to accretion of interest expense attributable to the acquisition installments payable recorded in finance costs for the six month period ended June 30, 2024 was $3,492.

Heidmar Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

9.	Business Combination—(Continued)

Revenues and net loss of LBSM for the period from the acquisition date to June 30, 2024 are $114,372 and $117,139, respectively.

The following table represents the pro forma revenues and net income assuming the acquisition of LBSM occurred on January 1, 2023.

	June 30,
	2024	2023
Revenues	16,539,474	29,238,804
Net income	1,774,223	13,877,088

10.	Joint Ventures

On January 18, 2024, Heidmar Investments LLC, a subsidiary of HMI, entered into a joint venture agreement with Bainbridge Navigation Pte. Ltd. (“Bainbridge”) based on which a new company named BH Cape Holdings Pte. Ltd. (“BH Cape Holdings”) was formed equally owned by Bainbridge and Heidmar Investments LLC. Bainbridge is a company incorporated under the laws of Singapore engaging in the chartering of dry bulk vessels worldwide.

The shares of BH Cape Holdings were issued with no par value, and Heidmar Investments LLC and Bainbridge made no contributions and no funds were transferred by the joint venture parties since BH Cape Holdings had no operations during the first half of 2024. BH Cape Holdings began operations during the third quarter of 2024 with the chartering of one vessel. The newly formed company operates in the commercial management of bulk carrier vessels worldwide. Under the joint venture agreement Heidmar and Bainbridge will each have a 50% share in the net results of BH Cape Holdings. The board of BH Cape Holdings comprises of four directors, two directors from each of HMI and Bainbridge. Following the joint venture agreement, BH Cape Holdings meets the definition of a joint venture in accordance with the provisions of the ASC 323-10, “Investments—Equity Method and Joint Ventures”. Heidmar Inc. exercises joint control over BH Cape Holdings since all strategic decisions, including the approval of the budget, require the unanimous approval and consent of all four directors of BH Cape Holdings.

11.	Commitments and Contingencies

Fixed Time Charter Commitments

We had the following future minimum fixed time charter hire and sub-lease receipts based on non-cancelable long-term fixed time charter contracts and sub-leases as of June 30, 2024:

June 30, 2024
Less than one year	10,800,000

Total lease receipts	10,800,000

Contingencies

In the ordinary course of operations, the Company becomes party to various claims initiated by charterers, ship owners, and other parties. The Company believes the ultimate settlement of such claims is adequately provided for by insurance or provisions included in the unaudited interim condensed consolidated financial statements such that their ultimate outcome will not have a material effect on the Company’s consolidated business,

Heidmar Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

11.	Commitments and Contingencies—(Continued)

financial position, or results of operations, although there is an inability to predict with certainty the ultimate outcome of such claim. The Company is not aware of any such claims which should be disclosed, or for which a provision should be established in the unaudited interim condensed consolidated financial statements.

12.	Earnings per share

Basic and diluted earnings per share is presented below.

	June 30,
	2024	2023
Net income attributable to Company’s shareholders	1,870,881	14,065,133
Weighted average shares outstanding basic and diluted Common shares (Class A)	96	96

Earnings per share – Basic and diluted	$19,488	$146,512

13.	Fair Value

The carrying values of cash and cash equivalents, receivables from related parties, other receivables, payables to vessel owners, accounts payable and payables to related parties are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of identifiable intangible assets were based on valuations using the income approach , inputs which would be considered Level 3 under the fair value hierarchy. The valuation methodology and the significant unobservable inputs are set out below.

	Valuation technique	Significant other unobservable input	Value
Identifiable intangible assets	Discounted Cash Flow Model	Weighted average cost of capital	28%
		Long-term revenue growth rate	3%
		Long-term after-tax net operating profit margin	11%

14.	Subsequent Events

Subsequent events have been evaluated through November 15, 2024, the date the unaudited interim condensed financial statements were available to be issued.

On June 20, 2024, MGO Global Inc. (NASDAQ:MGOL), a digitally-native, lifestyle brand portfolio company, (“MGO”, “MGO Global”, and the Company entered into an agreement for a business combination. Subject to approval by the shareholders of MGO and completion of the proposed transaction, the combined company will operate under the Heidmar name, will be a wholly-owned subsidiary of Heidmar Maritime Holdings Corp., an entity which, on closing of this transaction, will be listed on the Nasdaq Capital Market under the symbol “HMAR”. As of June 30, 2024, the transaction has not closed. In connection with this transaction, accrued general and administrative expenses amounting to $100,000 have been recorded in these unaudited interim condensed financial statements.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Heidmar Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Heidmar Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 10, 2024

We have served as the Company’s auditor since 2022.

Heidmar Inc.

Consolidated Balance Sheets

As of December 31, 2023 and 2022

(Expressed in United States Dollars, except number of shares)

	December 31,
	2023	2022
Assets
Current assets
Cash and cash equivalents	18,931,215	25,208,208
Receivables from related parties (Note 3)	10,781,063	12,200,780
Other receivables (Note 3)	595,404	612,960
Inventories (Note 13)	1,202,921	—
Prepayments and other current assets	1,464,970	2,346,799

Total current assets	32,975,573	40,368,747

Non-current assets
Right-of-use assets from operating leases (Note 9)	14,040,342	22,280,533
Property and equipment, net (Note 4)	88,946	92,721
Guarantees	135,973	166,584
Other non-current assets	27,219	27,219

Total non-current assets	14,292,480	22,567,057

Total assets	47,268,053	62,935,804

Shareholders’ equity and liabilities
Current liabilities
Payables to vessel owners (Note 5)	4,907,672	11,019,812
Accounts payable and accrued expenses (Note 14)	1,740,615	1,056,898
Payables to sharing partner and assignee (Note 10)	857,434	288,785
Payables to assignee, related party (Note 3, 10 and 12)	783,852	—
Payables to related parties (Note 3)	507,047	496,728
Payables to shareholder (Note 3)	5,239,219	—
Deferred revenue	1,809,408	5,030,891
Operating lease liabilities, current portion (Note 9)	9,286,602	8,634,609

Total current liabilities	25,131,849	26,527,723

Non-current liabilities
Payables to sharing partner (Note 10)	972,089	972,089
Operating lease liabilities, non-current portion (Note 9)	4,753,740	13,645,924

Total non-current liabilities	5,725,829	14,618,013

Total liabilities	30,857,678	41,145,736

Commitments and contingencies (Note 11)
Shareholders’ equity
Share capital, no par value (500 Class A shares authorized and 96 issued and outstanding and 7,999,500 Class B shares authorized as of December 31, 2023 and 2022) (Note 8)	—	—
Additional paid-in capital	4,225,265	4,225,265
Accumulated other comprehensive income	1,449,963	1,383,854
Retained earnings	10,735,147	16,180,949
Total shareholders’ equity	16,410,375	21,790,068

Total shareholders’ equity and liabilities	47,268,053	62,935,804

The accompanying notes are an integral part of these consolidated financial statements.

Heidmar Inc.

Consolidated Statements of Income

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

	2023	2022
Revenues
Trade revenues (Note 7)	4,930,274	3,924,994
Trade revenues, related parties (Note 3)	13,788,955	10,447,600
Voyage and time charter revenues (Note 7 and 9)	21,968,679	9,467,373
Syndication income, related party (Note 3)	8,409,528	6,223,911

Total revenues	49,097,436	30,063,878

Operating expenses
Voyage expenses	762,229	1,127,878
Operating lease expenses (Note 9)	8,077,834	3,515,026
Charter-in expenses (Note 9)	10,505,532	3,412,929
General and administrative expenses	10,099,716	5,060,145
Depreciation (Note 4)	12,828	21,099
Loss on sale of vehicle (Note 4)	—	8,332

Total operating expenses	29,458,139	13,145,409

Operating income	19,639,297	16,918,469

Other income/(expenses)
Interest income, net	938,342	7,717
Finance costs (Note 12)	(1,368,613)	(751,431)
Finance costs, related party (Note 12)	(4,833)	—
Foreign exchange gains	350,005	6,194

Other expenses, net	(85,099)	(737,520)

Net income for the year	19,554,198	16,180,949

Earnings per Share (Note 15):
Basic and diluted	$203,689.56	$168,551.55
Weighted-average shares outstanding
Basic and diluted	96	96

The accompanying notes are an integral part of these consolidated financial statements.

Heidmar Inc.

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

	2023	2022
Net income for the year	19,554,198	16,180,949
Other comprehensive income / (loss):
Foreign currency translation	66,109	(292,218)

Total comprehensive income for the year	19,620,307	15,888,731

The accompanying notes are an integral part of these consolidated financial statements.

Heidmar Inc.

Consolidated Statements of Shareholders’ Equity

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars, except number of shares)

	Share Capital Common shares		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
	Class A No of shares	Amount
Balance, January 1, 2022	96	—	2,225,265	1,676,072	—	3,901,337

Net income for the year	—	—	—	—	16,180,949	16,180,949
Capital contributions	—	—	2,000,000	—	—	2,000,000
Foreign currency translation	—	—	—	(292,218)	—	(292,218)

Balance, December 31, 2022	96	—	4,225,265	1,383,854	16,180,949	21,790,068

Net income for the year	—	—	—	—	19,554,198	19,554,198
Dividends declared and paid (distributions of $260,417 per common share) (Note 8)	—	—	—	—	(25,000,000)	(25,000,000)
Foreign currency translation	—	—	—	66,109	—	66,109

Balance, December 31, 2023	96	—	4,225,265	1,449,963	10,735,147	16,410,375

The accompanying notes are an integral part of these consolidated financial statements.

Heidmar Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

	2023	2022
Cash flows from operating activities
Net income for the year	19,554,198	16,180,949
Adjustments to reconcile net income for the year to net cash provided by operating activities:
Depreciation	12,828	21,099
Noncash lease expense	6,981,148	3,717,439
Loss on sale of vehicle	—	8,332
Changes in assets and liabilities:
Receivables/payables from/to related parties	1,430,036	(11,402,661)
Payables to vessel owners	(6,112,140)	6,438,284
Guarantees	30,611	—
Other receivables	17,556	(406,183)
Inventories	(1,202,921)	—
Prepayments and other current assets	881,829	(2,244,925)
Other non-current assets	—	(4,314)
Accounts payable and accrued expenses	683,717	794,142
Accrued interest payable to sharing partner and assignee	(54,566)	288,785
Accrued interest payable to assignee, related party	4,833	—
Deferred revenue	(3,221,483)	5,030,891
Other long-term liabilities	—	(50,309)
Operating lease liabilities	(6,981,148)	(3,717,439)

Net cash provided by operating activities	12,024,498	14,654,090

Cash flows from investing activities
Payments for additions of property and equipment	(9,053)	—
Proceeds from sale of property and equipment	—	24,173

Net cash (used in) / provided by investing activities	(9,053)	24,173

Cash flows from financing activities
Capital contributions	—	2,000,000
Proceeds from sharing partner	—	972,089
Proceeds from assignee	623,215	—
Proceeds from assignee, related party	779,019	—
Proceeds from shareholder	5,239,219	—
Dividends paid	(25,000,000)	—

Net cash (used in) / provided by financing activities	(18,358,547)	2,972,089

Effect of Exchange Rate changes on cash and cash equivalents	66,109	(292,218)
Net increase in cash and cash equivalents	(6,276,993)	17,358,134
Cash and cash equivalents at the beginning of the year	25,208,208	7,850,074

Cash and cash equivalents at the end of the year	18,931,215	25,208,208

Supplemental cash flow information
Cash paid for interest	1,423,179	462,646

The accompanying notes are an integral part of these consolidated financial statements.

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of Heidmar Inc. (“Heidmar”) and its controlled subsidiaries (collectively, the “Company”) which engages in marine transportation services on an international basis that consists of three business activities: management services to pools of vessels that share operational costs and revenues (“pool management services”), commercial management services for individual vessels (“commercial management services”) and chartering of vessels through charter in and charter out (“charter in – charter out”). Heidmar Inc. was formed under the laws of the Republic of Liberia on December 3, 1987 and redomiciled into the Republic of the Marshall Islands on December 4, 2006.

As of December 31, 2023, the consolidated financial statements include Heidmar Inc. and the following controlled subsidiaries:

•	Heidmar International Pools Inc.

•	Heidmar2020 LLC

•	Cash Custodian Inc.

•	Heidmar Bulkers Inc.

•	Heidmar Investments LLC

•	Heidmar UK Limited

•	Heidmar UK Trading Limited

•	Heidmar (Far East) LLC

•	Heidmar (Far East) Pte. Ltd.

•	Heidmar (Far East) Tankers Pte Ltd.

•	Heidmar DMCC

•	Heidmar Trading DMCC

•	Ocean Star Inc.

•	Ocean Dolphin Inc.

2.	Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of Heidmar and its subsidiaries in which it holds a controlling financial interest. All inter-company balances and transactions have been eliminated upon consolidation. The Company’s wholly owned subsidiaries to which the Company provides pool management services are variable interest entities, which are not controlled by Heidmar, but rather by the participants in the pools pursuant to the one vote-per-vessel contractual arrangements between the Company and the participants in the pools (the “Non-consolidated Pool Subsidiaries”). The Company has evaluated all facts and circumstances of not being the primary beneficiary of these Non-consolidated Pool Subsidiaries as per the guidance in ASC 810 including (a) any financial or other support (explicitly or implicitly) during the periods presented, (b) the carrying amounts and relevant classifications of the Non-consolidated Pool Subsidiaries, (c) the exposure of the Company to any loss from these Non-consolidated Pool Subsidiaries, and (d) any liquidity arrangement, guarantees and any other commitments

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Significant Accounting Policies—(Continued)

by third parties that may affect the risk of exposure and concluded that none of the above conditions apply. The Non-consolidated Pool Subsidiaries are accounted for under the equity method. Under the equity method of accounting, investments in non-consolidated pool subsidiaries are stated at initial cost, and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. Cost as of December 31, 2023 and 2022 as well as the Company’s proportionate share of earnings or losses and distributions for the years then ended was nil.

For the year ended December 31, 2023 and 2022, the Non-consolidated Pool Subsidiaries consisted of the following:

•	Blue Fin Tankers Inc., which operates a pool of Suezmax-size tankers (the “Blue Fin pool”)

•	SeaLion Tankers INC., which operates a pool of LR2-size tankers (the “SeaLion Pool”)

•	Seadragon Tankers Inc., which operates a pool of VLCC tankers (the “Seadragon pool”)

•	SeaHorse Tankers Inc., which operates a pool of small size tankers (the “SeaHorse Pool”)

•	Dorado Tankers Pool Inc., which operates a pool of MR2-size tankers (the “Dorado pool”)

For the years ended December 31, 2023 and 2022, the dormant Non-consolidated Pool Subsidiaries consisted of the following:

•	Sigma Tankers Inc. (the “Sigma pool”)

•	Seawolf Tankers Inc. (the “Seawolf Pool”)

•	Star Tankers Inc. (the “Star pool”)

•	Marlin Tankers Inc. (the “Marlin Pool”)

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Significant Accounting Policies—(Continued)

Comparative figures: Certain restatements have been made to prior year amounts to conform to the current period presentation. The restatements and their impact on the consolidated balance sheet, statement of income and cash flows are analyzed as follows:

	December 31, 2022 as previously reported	Adjustments	December 31, 2022, as restated
Consolidated balance sheet
Current liabilities
Payables to vessel owners	11,991,901	(972,089)	11,019,812
Accounts payables and accrued expenses	1,345,683	(288,785)	1,056,898
Payables to sharing partner and assignee	—	288,785	288,785
Total current liabilities	27,499,812	(972,089)	26,527,723
Non-current liabilities
Payables to sharing partner	—	972,089	972,089
Total non-current liabilities	13,645,924	972,089	14,618,013
Consolidated statement of income
Operating expenses
Profit sharing expense	751,431	(751,431)	—
Total operating expenses	13,896,840	(751,431)	13,145,409
Operating income	16,167,038	751,431	16,918,469
Other expenses
Finance costs	—	751,431	751,431
Other (income)/expenses, net	(13,911)	751,431	737,520
Consolidated statement of cash flows
Cash flows from operating activities
Changes in assets and liabilities
Payables to vessel owners	7,410,373	(972,089)	6,438,284
Accounts payables and accrued expenses	1,082,927	(288,785)	794,142
Payables to sharing partner and assignee	—	288,785	288,785
Net cash provided by operating activities	15,626,179	(972,089)	14,654,090
Cash flows from financing activities
Proceeds from sharing partner	—	972,089	972,089
Net cash provided by financing activities	2,000,000	972,089	2,972,089
Supplemental cash flow information
Cash paid for interest	—	462,646	462,646

During the year ended December 31, 2022, the Company entered into an arrangement associated with one vessel that it has time chartered in from an unrelated party (Note 10), whereby the net income or losses earned by the Company on its employment are equally shared with another unrelated party (“Sharing partner”) based on the specified terms in the respective profit and loss sharing agreement. Net result attributed to the Sharing partner in accordance with the profit and loss sharing agreement was $751,431, previously presented under “Profit sharing expense” in the consolidated statements of income. The cash flows received from the Sharing partner amounting to $972,089 were originally presented under “Payables to vessel owners” in the consolidated balance sheet, while the outstanding undistributed balance amounting to $288,785 relating to the profit sharing expense was

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Significant Accounting Policies—(Continued)

previously presented under “Accounts payable and accrued expenses” in the consolidated balance sheet. In the consolidated statement of cash flows, the balance of proceeds from the Sharing partner was previously presented within cash flows from operating activities.

Subsequent to the issuance of the Company’s 2022 consolidated financial statements, the Company’s management determined that the profit and loss sharing agreement (deemed a sale of future revenue) shall be accounted for as debt under ASC 470-10 because of the Company’s significant continuing involvement in the generation of the cash flows of the vessel. Under this guidance, the proceeds received in a sale of future revenue are accounted for as debt and are subject to the interest method. This restatement had no impact on net income for the year ended December 31, 2022. The change in accounting treatment resulted in the 2022 profit sharing expense being reclassified from “Profit sharing expense” to “Finance costs” in the consolidated statements of income and the related 2022 cash flows from the Sharing partner (“Proceeds from Sharing partner”) being reclassified from cash flows from operating activities to cash flows from financing activities in the consolidated statement of cash flows. In addition, Company’s management determined that the 2022 proceeds from the Sharing partner should have been included within “Payables to sharing partner” under non-current liabilities in the consolidated balance sheet, as they are due after one year from the reporting period and that the undistributed balance of the profit sharing expense should have been included in “Payables to sharing partner and assignee” under current liabilities in the consolidated balance sheet instead of “Accounts payable and accrued expenses” due to its nature.

Use of Estimates: The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings per common share: Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities.

Diluted earnings per share gives effect to all potentially dilutive securities to the extent that they are dilutive. No potentially dilutive securities existed as of December 31, 2023 and 2022.

Segment reporting: The Company reports financial information and evaluates its operations by total revenues and not by type of business activity. The Company does not use discrete financial information to evaluate the operating results for each such business activity. Although revenue can be identified for each business activity, management cannot and does not identify expenses, profitability, or other financial information for these various types of business activities. As a result, management, including the chief operating decision maker reviews operating results by total profitability, thus the Company has determined that it operates under one reportable segment. Furthermore, the disclosure of geographical information is impracticable.

Foreign Currency Translation: The Company translates the consolidated financial statements of its non-U.S. subsidiaries into U.S. dollars from their functional currencies. Assets and liabilities denominated in foreign currencies are translated at the Exchange Rates in effect at the consolidated balance sheet dates. Revenues and expenses are translated at the weighted average Exchange Rates prevailing during the period. Unrealized gains or losses arising from currency translation are included in other comprehensive income/(loss) in the accompanying consolidated statements of comprehensive income.

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Significant Accounting Policies—(Continued)

Cash and Cash Equivalents: Cash consists of cash on hand and cash in banks. The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less to be cash equivalents.

Inventories: Inventories consists of consumable bunkers and EU Emissions Trading System (“EU ETS”) allowances and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of disposal and transportation. The cost is determined by the first-in, first-out method. EU ETS allowances are accounted for under Accounting Standards Codification (“ASC”) 330, as inventory, as the Company plans to actively trade these allowances.

Property and equipment, net: Property and equipment is recorded at cost. The cost of each of the Company’s assets is depreciated on a straight-line basis over the asset’s remaining economic useful life, after considering the estimated residual value (if any).

The expected useful life of each of the assets are as follows:

Property and equipment
Furniture and office equipment	10 years

Impairment Loss: The Company follows the ASC Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded for furniture and office equipment when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related furniture and office equipment, annually. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the accompanying consolidated statements of income. For the years ended December 31, 2023 and 2022 there was no impairment loss.

Impairment of Right of use assets from operating leases: The Company evaluates its Right of use assets from operating leases for potential impairment when it determines a triggering event has occurred. When a triggering event has occurred, the Company performs a test of recoverability by comparing the expected undiscounted future cash flows (including expected residual values) over the remaining lease terms to the carrying value of the Right of use asset. If the test of recoverability identifies a possible impairment, the Right of use asset’s fair value is measured in accordance with the fair value measurement framework. An impairment charge is recognized for the amount by which the carrying value of the Right of use asset exceeds its estimated fair value and would be recorded in the accompanying consolidated statements of income. For the years ended December 31, 2023 and 2022 there was no impairment of the Company’s Right of use assets from operating leases.

Accounting for Trade Revenues and Trade Revenues, related parties: Trade revenues consist primarily of commissions and management fees earned from pool management services and commercial management services. Commissions are earned based on the gross freight, dead freight, hire and demurrage revenues of the managed vessels and are recognized ratably over the duration of each voyage on a load port-to-discharge port basis. Management fees are earned on a fixed rate per day, per vessel. The Company’s pool and commercial management services do not have established terms of duration. Either party is entitled to terminate the agreement at any time after the expiry of a certain period, subject to the completion of the ongoing voyage,

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Significant Accounting Policies—(Continued)

provided written notice of a period up to 3 months is given by either party to the other that the agreement is to terminate. Trade revenues are recognized when earned and when it is probable that future economic benefits will flow to the Company and such benefit can be measured reliably. The performance obligations begin to be satisfied once the vessel begins loading the cargo. The Company determined that its service contracts consist of a single performance obligation of providing commercial management services during the transportation of the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses and the revenue is recognized on a straight- line basis over the voyage days from the commencement of the loading of cargo to completion of discharge.

Operating Leases—The Company as a Lessor

Time charter-out contracts

Our time charter revenues are generated from our vessels that have been chartered out to a third-party charterer for a specified period in exchange for consideration, which is based on a daily rate. The charterer has the full discretion over the ports subject to compliance with the applicable charter party agreement and relevant laws. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance, and lubricants. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period. The charterer generally pays the charter hire monthly in advance. We determined that our time charter contracts are considered operating leases and therefore fall under the scope of the guidance ASC 842 because (i) the vessel is an identifiable asset, (ii) we do not have substantive substitution rights, and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use.

Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel’s delivery to the charterer, except for any off-hire period, and ending upon redelivery to the Company. Under the guidance of ASC 842, we elected the practical expedient available to lessors to not separate the lease and non-lease components included in the time charter revenue because (i) the pattern of revenue recognition for the lease and non-lease components is the same as it is earned by the passage of time and (ii) the lease component, if accounted for separately, would be classified as an operating lease.

Time charter revenues received in advance of the provision of charter service are recorded as deferred revenue and recognized when the charter service is rendered. Deferred revenue also may result from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. Deferred revenue amounts that will be recognized within the next twelve months are presented as current, with amounts to be recognized thereafter presented as non-current. Revenues earned through the profit-sharing arrangements in the time charters represent contingent rental revenues that are recognized when earned and amounts are reasonably assured based on estimates provided by the charterer.

Operating Leases – The Company as a Lessee

Time charter-in contracts

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. A time charter generally provides typical warranties and owner protective restrictions. The time charter contracts are considered operating leases because (i) the vessel is an identifiable asset, (ii) the owner of the vessel does not have substantive substitution rights, and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use.

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Significant Accounting Policies—(Continued)

Our time charter-in contracts relate to the charter-in activity of vessels from third parties for a specified period of time in exchange for consideration, which is based on a daily rate. We elected the practical expedient of the ASC 842 guidance that allows for contracts with an initial lease term of 12 months or less to be excluded from the operating lease right-of-use assets and lease liabilities recognized on our consolidated balance sheets. The Company recognizes right-of-use assets (“ROU”) and corresponding lease liabilities for its operating leases. ROU assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. The operating lease ROU asset also includes any lease payments made to the lessor prior to lease commencement, less any lease incentives, and initial direct costs incurred. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

Under the guidance ASC 842, we elected the practical expedients available to lessees to not separate the lease and non-lease components included in the charter hire expense because (i) the pattern of expense recognition for the lease and non-lease components is the same as it is earned by the passage of time, and (ii) the lease component, if accounted for separately, would be classified as an operating lease. We elected not to separate the lease and non-lease components included in charter hire expense, but to recognize operating lease expense as a combined single lease component for all time charter-in contracts.

Office leases

We carried forward our historical assessments of (i) whether contracts are or contain leases, (ii) lease classifications, and (iii) initial direct costs. For leases with terms greater than 12 months, we record the related right-of-use asset and lease liability as the present value of fixed lease payments over the lease term. For leases that do not provide a readily determinable discount rate, we use our incremental borrowing rate to discount lease payments to present value. The Company recognizes right-of-use assets (“ROU”) and corresponding lease liabilities for its operating leases. ROU assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. The operating lease ROU asset also includes any lease payments made to the lessor prior to lease commencement, less any lease incentives, and initial direct costs incurred. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. After the commencement date, we remeasure the lease liability to reflect changes to the lease payments. We recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Under the ASC 842 guidance, we elected the practical expedients available to lessees to not separate the lease and non-lease components included in the office lease expense but to recognize operating lease expense as a combined single lease component for all time charter-in contracts because (i) the pattern of expense recognition for the lease and non-lease components is the same as it is earned by the passage of time and (ii) the lease component, if accounted for separately, would be classified as an operating lease.

Accounting for Voyage Revenues and Voyage expenses: In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage, which may contain multiple load ports and discharge ports. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charter party contracts commit for a minimum amount of cargo. The charterer is liable for any short loading of cargo known as “dead” freight. The voyage charter party generally has a “demurrage” or “dispatch” clause. As per this clause, the charterer reimburses the Company for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as demurrage revenue. Demurrage revenue is recognized starting from the point that it is determined that the amount can be estimated and its collection is probable and on a straight line basis until the

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Significant Accounting Policies—(Continued)

end of the voyage. Conversely, the charterer is given credit if the loading/discharging activities happen in less time than the allowed laytime known as dispatch resulting in a reduction in revenue and is recognized as the performance obligation is satisfied. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo. The Company determined that its voyage charter contracts consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses and the revenue is recognized on a straight-line basis over the voyage days from the commencement of the loading of cargo to completion of discharge. The freight charters are considered service contracts which fall under the provisions of ASC 606 because the Company retains control over the operations of the vessels such as the routes taken or the vessels’ speed. Freight, demurrage, and miscellaneous revenues from the operations of vessels are recognized in the period earned. Such revenues and the related operating costs applicable to voyages in progress at the end of a reporting period are recognized ratably over the estimated duration of the voyage on the percentage-of-completion method of accounting.

Voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage and agency commissions, port expenses, canal dues and bunker fuel. Brokerage and agency commissions are paid to shipbrokers for their time and efforts for negotiating and arranging charter party agreements on behalf of the Company and are expensed over the related charter period. All other voyage expenses are expensed as incurred, except for expenses during the ballast portion of the voyage (period between the contract date and the date of the vessel’s arrival to the load port). Any expenses incurred during the ballast portion of the voyage such as bunker fuel expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as the Company satisfies the performance obligations under the contract provided these costs are (1) incurred to fulfill a contract that we can specifically identify, (2) able to generate or enhance resources of the Company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in ‘deferred voyage expenses’ in the accompanying consolidated balance sheets.

Syndication income, related party: Heidmar Investments LLC, a fully-owned consolidated subsidiary of Heidmar Inc., entered into “Syndication Agreements” (“syndication”) with Heidmar Trading LLC, a related party, (“syndication partner”) for two vessels (“Two Vessels”) which the syndication partner chartered-in from unrelated parties and then chartered-out to unrelated parties. The syndication is an assignment and transfer of profits and losses between Heidmar Investments LLC and the syndication partner wherein Heidmar Investments LLC will assume the syndication partner’s monthly charter hire and voyage expenses and in return will be assigned the revenues earned by the Two Vessels (the “syndication result”). Furthermore, in accordance with the provisions of the Syndication Agreements, Heidmar Inc. has been appointed as the commercial manager of the vessels based on the provisions of the related commercial management agreements (“CMA”) entered into between Heidmar and the syndication partner. In order to receive the proceeds from the Syndication Agreement, the Company needs to be performing the services under the CMA. Therefore, the Syndication Agreements and the CMA are considered a single service contract which depends on the provision of a service and in accordance with the guidance in ASC 606-10-25-9 for combining contracts, the Syndication Agreement and the CMA are accounted for as a single services contract under ASC 606 (the “services contract”). Heidmar concluded that the services contract includes a fixed and a variable consideration related to the servicing of the vessels. The variable consideration is equal to the net operating results of the two vessels which is recognized as the profits are earned or the losses are incurred during the period of the service contract as that is when the income, if any, can be reliably measured for this variable remuneration. The fixed based fee component is a fixed rate per day and a fixed commission on the gross freight, dead freight, hire and demurrage revenues of the Two Vessels. The fixed

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Significant Accounting Policies—(Continued)

commissions earned are recognized ratably over the duration of each voyage on a load port-to-discharge port basis. Because the variable consideration is calculated after taking into account the fixed fee component recognized as an expense by the vessels in their operating results, the income related to the fixed fees is eliminated against such expense included in the variable fee income. The resulting variable fee income amounted to $8,409,528 and $6,223,911 for the years ended December 31, 2023 and 2022, respectively.

Profit sharing arrangements: The Company follows the provisions of ASC 470 “Debt” in order to account for the profit and loss sharing agreements entered into with related or unrelated parties. According to the provisions of the profit and loss sharing agreements, the Company charters in a vessel, earns revenue from the charter out of the vessel to another party, and receives an upfront cash payment from the counterparty of the profit and loss sharing agreement to be used for the operations of the vessel and the counterpart receives an agreed percentage of profits and losses (sale of future revenue, arising from the operations of the vessel. When the Company has significant continuing involvement in the generation of the cash flows of the vessel, the Company accounts for this transaction as debt under ASC 470-10. The proceeds received in a sale of future revenue are accounted for as debt. After the initial recognition, an entity uses the interest method (ASC 835-30-25-5: “The total amount of interest during the entire period of a cash loan is generally measured by the difference between the actual amount of cash received by the borrower and the total amount agreed to be repaid to the lender to account for the amount recorded as debt.”). Actual cash repayments are recorded as either interest expense or a reduction of the outstanding debt balance, including accrued interest, in accordance with the interest method. Interest cost is accrued in each period by applying the effective interest rate against the debt’s net carrying amount. If the timing or amount of the actual or estimated cash flows changes, the original amortization schedule for the debt is updated to reflect the revised cash flows. The Company has elected to adopt the prospective approach to account for changes in the amount or timing of cash flows, in which the effective interest rate is updated.

Concentration of credit risk: The Company extends credit to its customer in the normal course of business. The Company regularly reviews its accounts and estimates the amount of uncollectible receivables each period to assess the adequacy of the allowance for uncollectible amounts. Management does not believe significant risk exists in connection with the Company’s concentration of credit as at December 31, 2023 and 2022. The simplified approach is applied to other receivables and the Company recognizes lifetime expected credit losses (“ECLs”) on other receivables. Under the simplified approach, the loss allowance is always equal to ECLs. No provision for doubtful accounts was required for the years ended December 31, 2023 and 2022. The Company places its cash and cash equivalents, consisting mainly of bank deposits, with creditworthy financial institutions rated by qualified rating agencies.

Fair Value: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. In accordance with the requirements of accounting guidance relating to Fair Value Measurement, the Company classifies and discloses assets and liabilities carried at fair value in one of the following categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Significant Accounting Policies—(Continued)

Level 3: Unobservable inputs that are not corroborated by market data.

Recent Accounting Pronouncements:

On August 23, 2023, the FASB issued ASU 2023-05 that will require a joint venture, upon formation, to measure its assets and liabilities at fair value in its standalone financial statements. A joint venture will recognize the difference between the fair value of its equity and the fair value of its identifiable assets and liabilities as goodwill (or an equity adjustment, if negative) using the Business Combination accounting guidance regardless of whether the net assets meet the definition of a business. The new accounting standard is intended to reduce diversity in practice. This ASU applies to an entity that qualifies as either a joint venture or a corporate joint venture under GAAP. This accounting standard will become effective for joint ventures with a formation date on or after January 1, 2025, with early adoption permitted. The Company expects to adopt this ASU on January 1, 2025. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be adopted retrospectively. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

3.	Transactions with related parties and shareholders

Transactions with the Non-consolidated Pool Subsidiaries:

The Company earns management fees and commissions from the Non-consolidated Pool Subsidiaries (Note 2). The amounts earned for the years ended December 31, 2023 and 2022 were as follows:

	December 31, 2023
	Management Fees	Commissions
Blue Fin Pool	562,732	1,612,632
SeaLion Pool	1,080,585	4,163,287
Dorado Pool	73,000	889,057
SeaHorse Pool	160,772	206,890
Seadragon Pool	—	5,040,000

Total	1,877,089	11,911,866

	December 31, 2022
	Management Fees	Commissions
Blue Fin Pool	1,022,822	1,318,765
SeaLion Pool	1,074,411	3,187,366
Star Pool	—	13,288
Dorado Pool	53,726	412,254
SeaHorse Pool	95,138	138,644
Seadragon Pool	—	3,131,188

Total	2,246,095	8,201,505

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Transactions with related parties and shareholders—(Continued)

Receivables from the Non-consolidated Pool subsidiaries are included in “Receivables from related parties” in the accompanying consolidated balance sheets and consist of receivables related to unpaid management fees, commissions earned from the Non-consolidated Pool Subsidiaries and amounts paid for expenses of the Non-consolidated Pool Subsidiaries on behalf of them. Payables to the Non-consolidated Pool subsidiaries are included in “Payables to related parties” in the accompanying consolidated balance sheets and mainly consist of revenue collected from Heidmar Inc. on behalf of Non-consolidated Pool Subsidiaries. As of December 31, 2023 and 2022, the Company had receivables from/ (payables to) the following Non-consolidated Pool subsidiaries:

	2023	2022
Blue Fin Pool	747,149	743,843
SeaLion Pool	2,594,788	2,467,057
Seadragon Pool	1,196,675	459,392
Seawolf Pool	12,944	20,164
Dorado Pool	444,841	131,342
Star Pool	7,202	7,133
Marlin Pool	4,595	3,493
SeaHorse Pool	511,861	—

Total Receivables	5,520,055	3,832,424

SeaHorse Pool	—	3,413
Sigma Pool	507,047	493,315

Total Payables	507,047	496,728

Revenues of the Non-consolidated Pool Subsidiaries, costs and expenses applicable to revenues of the Non-consolidated Pool Subsidiaries, net income of the Non-consolidated Pool Subsidiaries for the years ended December 31, 2023 and 2022 and current and total assets of the Non-consolidated Pool subsidiaries, current and total liabilities of the Non-consolidated Pool subsidiaries as of December 31, 2023 and 2022 are analyzed as follows:

	December 31, 2023	December 31, 2022
Revenues of the Non-consolidated Pool Subsidiaries	877,449,952	683,809,587
Costs and expenses of the Non-consolidated Pool Subsidiaries	328,587,308	347,922,997
Net income of the Non-consolidated Pool Subsidiaries	—	—
Current and total assets of the Non-consolidated Pool Subsidiaries	194,146,719	228,948,203
Current and total liabilities of the Non-consolidated Pool Subsidiaries	194,146,519	228,948,103

Transactions with Syndication partner:

Receivables and trade revenues from the Syndication partner consist of balances with Heidmar Trading LLC. (“Syndication partner”), an entity that is controlled by one of our shareholders.

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Transactions with related parties and shareholders—(Continued)

Syndication income

Syndication income amounting to $8,409,528 (2022: $6,223,911) for the year ended December 31, 2023 represents the variable remuneration relating to the operating results of the Two Vessels under the Syndication Agreement. The Syndication agreement for one vessel ended in April 2023 and for the second one is expected to end by March 2024.

Receivable from Syndication partner: Receivable from Syndication partner of $5,261,008 and $8,368,356 as at December 31, 2023 and December 31, 2022, respectively, mainly includes amounts due from the Syndication partner relating to the Syndication result and advances for expenses paid on behalf of the Syndication partner and is included in “Receivables from related parties” in the accompanying consolidated balance sheet.

Transactions with assignee:

Payables to assignee, related party consist of balances with “Assignee A”, a related party with regards to the agreement between Heidmar Investments LLC., MM Shipinvest Holdings Co., a related party company owned by one of Heidmar’s two shareholders, and an unrelated party, discussed in Note 10.

Payables to assignee, related party: Payables to assignee, related party consist of balances with “Assignee A”, a related party, amounting to $783,852 as at December 31, 2023 and mainly include the working capital provided from the Assignee A for the operations of the Vessel and the recognized interest cost. As at December 31, 2022 the balance was $nil.

Other:

Included in “Other receivables” in the accompanying consolidated balance sheets, is the loan to an employee in a management position which is unsecured, interest free and callable upon demand. The balance as at December 31, 2023 and 2022 was $nil and $56,029, respectively. The loan was fully settled on March 15, 2023.

Payables to shareholder: Payables to shareholder consist of amounts paid by one of the shareholders, Maistros Shipinvest Corp., for working capital purposes with regards to the operations of the newly established office in Dubai (Note 9). The balances as at December 31, 2023 and 2022 were $5,239,219 and $nil, respectively. Such amounts are unsecured, with no fixed payment terms, interest free and repayable upon demand.

4.	Property and equipment, net

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2023	2022
Furniture and office equipment	118,936	109,883

Total	118,936	109,883
Less accumulated depreciation	(29,990)	(17,162)

Property and equipment, net	88,946	92,721

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

4.	Property and equipment, net—(Continued)

The Company recognized depreciation expense of $12,828 and $21,099 for property and equipment for the years ended December 31, 2023 and 2022, respectively and it is included under “Depreciation” in the accompanying consolidated statements of income.

During 2022, the Company sold a vehicle for $24,173 with a net book value of $32,505 and realized a loss of $8,332.

5.	Payables to vessel owners

Payables to vessel owners include amounts related to commercial management services.

The Company has entered into commercial management agreements for certain vessels. Under the terms of these agreements, the Company collects freight and other revenues and pays voyage expenses on behalf of the vessel owning subsidiaries. Outstanding payable balances are recorded in accounts payable to vessel owners.

Payables to vessel owners as of December 31, 2023 and 2022 consist of the following:

	December 31,
	2023	2022
Payables to non-pool vessels	4,907,672	11,019,812

Total	4,907,672	11,019,812

6.	Income tax

Heidmar serves as a holding company for a group of companies primarily engaged in the international operation of ships. Generally, income from the international operation of ships is subject to preferential tax regimes in the countries where the ship owning or operating companies are incorporated and exempt from income tax in other countries where the ships call due to the application of income tax treaties or, in the case of the United States, treaties or Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”). Among other things, in order to qualify, the Company must be incorporated in a country, which grants an equivalent exemption to U.S. corporations and must satisfy certain qualified ownership requirements.

Income earned by the Company organized outside of the United States that is not derived in connection with the international operation of ships (as such term is defined by Section 883 of the Code and the regulations promulgated there under) or earned in countries without preferential tax regimes is subject to income tax in the countries where such income is earned. Section 887 of the Code imposes a 4% gross basis tax on U.S. source gross transportation income (“USSGTI”). USSGTI is 50% of the gross revenue derived from voyages that begin or end in the United States. The Non-consolidated Pool Subsidiaries of the Company earn USSGTI. The Non-consolidated Pool Subsidiaries are incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, these subsidiaries are not subject to income tax. The Marshall Islands has been officially recognized by the Internal Revenue Service as a qualified foreign country that currently grants the requisite equivalent exemption from tax. In addition, these subsidiaries satisfy one of the ownership tests required by Section 883 and are therefore exempt from U.S. income tax on their transportation income derived from the operation of their chartered vessels to or from U.S. ports.

Uncertain tax positions are evaluated under the more likely-than-not threshold for financial statement recognition and measurement for tax positions taken or expected to be taken in a tax return. The Company

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

6.	Income tax—(Continued)

reviews its tax positions annually and adjusts its tax reserve balances as more information becomes available. No such reserve was deemed necessary as of December 31, 2023 and 2022.

The Company through its subsidiaries operates in various jurisdictions and generates taxable income (if any). Current tax is recognized at the amount of tax payable using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date. For the year ended December 31, 2023 and 2022 no taxable profits existed.

There were no income tax benefits/(expenses) for the years ended December 31, 2023 and 2022.

7.	Revenues

Trade Revenues for the years ended December 31, 2023 and 2022 consists of the following items:

	December 31,
	2023	2022
Commission revenue	3,409,716	2,587,819
Management fee revenue	1,173,139	954,348
Other revenue	347,419	382,827

Total	4,930,274	3,924,994

Voyage and Time charter revenues for the years ended December 31, 2023 and 2022 consists of the following items:

	December 31,
	2023	2022
Charter hire revenue	22,047,017	5,827,179
Voyage revenue	—	3,742,434
Address commissions	(78,338)	(102,240)

Total	21,968,679	9,467,373

As of December 31, 2023, one vessel was employed under time charter agreement with remaining tenor 0.3 year, which includes an option of one year extension at the option of the charterer.

As of December 31, 2023 and 2022 there were no voyage expenses incurred between the contract date and the date of the vessel’s arrival to the load port and no unearned revenue related to undelivered performance obligations.

8.	Shareholders’ equity

As of December 31, 2023 and 2022 there were common shares as follows: 500 Class A shares authorized and 96 issued and outstanding and 7,999,500 Class B shares authorized and no shares issued and outstanding, without par value. Each Class A share entitles the holder to one vote on all matters with respect to which shareholders vote and each Class B share does not entitle its holder to any voting rights.

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

8.	Shareholders’ equity—(Continued)

As of December 31, 2023 and 2022, Heidmar is equally owned by Rhea Marine Ltd. and Maistros Shipinvest Corp. following a share purchase agreement (the “JV Agreement”) that the two entities entered into in January 2022. The JV Agreement provides the right to each shareholder to appoint two members in the Board of Directors of Heidmar. The purpose of the joint venture is for Heidmar to grow into new sectors relating to its pool and commercial management services. As a result of the JV Agreement, Maistros Shipinvest Corp. contributed an amount of $2,000,000 in cash to Heidmar in 2022, which was recorded as an increase in Additional Paid-in Capital. Furthermore, certain pool agreements including, among others, the provision of commercial management services, were entered into between the Company and certain vessel-owning companies related with Maistros Shipinvest Corp. In addition, at the time of entering into the JV agreement, the Company agreed to employ certain employees of affiliated entities of Maistros Shipinvest Corp. Since following the JV Agreement, Heidmar meets the definition of a joint venture in accordance with the provisions of the Accounting Standards Codification (“ASC”) Subtopic 323-10, “Investments—Equity Method and Joint Ventures” (“ASC 323-10”), contributions relating to the pool agreements and the employees of affiliated entities of Maistros Shipinvest Corp. were recognized at Maistros Shipinvest Corp.’s historical cost basis being nil. The significant factors considered and judgments made in determining that the power to direct the activities of Heidmar that most significantly impact its economic performance are shared, are that all significant business decisions over operating and financial policies of Heidmar require consent from each of Rhea Marine Ltd. and Maistros Shipinvest Corp.

On August 1, 2023, the board of directors of the Company declared a cash distribution of $260,417 per common share. The total cash distribution of $25,000,000 was paid on August 11, 2023. No dividends were paid in 2022.

9.	Leases

Office lease

We currently have operating leases for our offices in Greece, Dubai and Singapore.

Greece Office Leases

In December 2020 the Company entered into a new lease agreement in the South suburbs of Athens with an effective date of January 1, 2021, and for a lease term of 3 years.

In December 2023 the Company entered into a new lease agreement with an effective date of February 11, 2024, and for a lease term of 3 years. The aggregate future lease payments for this operating lease as of December 31, 2023 were $250,306.

Singapore Office lease

In May 2023 the Company terminated the office lease and entered into a new lease agreement for a term period of 1 year and 10 months effective June 1, 2023 at a new office site in Singapore.

The Company determined that the Greece and Singapore office leases to be operating leases and recorded the related right-of-use-assets within right-of-use-assets and the lease liabilities within lease liabilities in the accompanying consolidated balance sheets and the lease expenses within “Operating lease expenses” in the accompanying consolidated statements of income. Right-of-use assets and lease liabilities initially recognized, during the year ended December 31, 2023, arising from the office lease in Singapore, were $478,808.

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

9.	Leases—(Continued)

Dubai Office lease

In May 2023 the Company entered into a new lease agreement in Dubai with an effective date of June 16, 2023, and for a lease term of 1 year. The aggregate future lease payments for this operating lease as of December 31, 2023 were $23,100.

The Company determined the office lease of Dubai to be operating lease. Leases that have an original term of 12 months or less are not recognized on the Company’s consolidated balance sheet, and the lease expense related to those short-term leases is recognized over the lease term within “Operating lease expenses” in the accompanying consolidated statements of income.

Vessel leases

Charter-in vessels

During the year ended December 31, 2022, we time chartered-in two vessels that were delivered to us in October 2022 with a duration of 8 and 12 months, respectively with no option and one year option period, respectively. The charter-in contracts expired during the year ended December 31, 2023. Therefore, these operating leases were excluded from operating lease right-of-use asset and lease liability recognition on Company’s consolidated balance sheets.

In August 2023, the Company entered into a time charter agreement with a vessel owner to lease a dry bulk carrier vessel for an initial lease term of 7 months for $10,425 per day with an additional 9-month optional period. On August 18, 2023 the vessel was delivered to the Company. In addition, in September 2023, the Company further entered into a time charter agreement to charter-out the vessel to a third party and on October 1, 2023, the vessel was delivered to the charterer.

Charter hire expenses for three vessels time chartered in, that are excluded from operating lease right-of-use asset and lease liability recognition due to original duration of not more than one year, were as follows:

Description	Location in consolidated statements of income	2023	2022
Vessels operating leases	Charter-in expenses	10,505,532	3,412,929

In August 2022 the Company entered into a time charter agreement with a vessel owner to lease one vessel for an initial lease term of 2 years with an additional 1-year option that the Company immediately exercised.

The Company determined this lease to be an operating lease and recorded the related right-of-use-asset within “Right-of-use assets from operating leases” and the “Operating lease liabilities, current and non-current” in the accompanying consolidated balance sheet and the lease expenses within “Operating lease expenses” in the accompanying consolidated statements of income. Right-of-use assets and lease liabilities initially recognized, during the year ended December 31, 2022, arising from the time charter agreement with the vessel owner, were $25,707,020.

During the year ended December 31, 2023, the lease payments were adjusted due to the fact that the vessel had an off-hire period, in which no lease payment was required. The operating right-of-use asset and lease liability were remeasured utilizing an estimated incremental borrowing rate of 5.25%. As a result of the remeasurement, the right-of-use asset and lease liability decreased by $1,737,851. No gain or loss was recognized upon the remeasurement.

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

9.	Leases—(Continued)

Charter-out vessels

The Company has earned income from chartering out the three vessels that have been chartered-in with original term of 12 months or less. For the years ended December 31, 2023 and 2022 the time charter revenue amounted to $11,157,694 and $3,412,929, respectively and is included in “Voyage and time charter revenues” in the accompanying consolidated statements of income.

The Company has earned income from chartering out one vessel that has been chartered under a time charter agreement entered into in August 2022 with an initial period exceeding 12 months. For the years ended December 31, 2023 and 2022, the time charter revenue amounted to $10,810,985 and $2,401,950, respectively and is included in “Voyage and time charter revenues” in the accompanying consolidated statements of income.

Right-of-use assets and lease liabilities as of December 31, 2023 and 2022 were as follows:

Description	Location in balance sheet	December 31, 2023	December 31, 2022
Non-current assets:
Office leases	Right-of-use assets from operating leases	394,401	108,234
Vessel lease	Right-of-use assets from operating leases	13,645,941	22,172,299

		14,040,342	22,280,533

Liabilities:
Office leases	Operating lease liabilities, current portion	275,323	108,234
Vessel lease	Operating lease liabilities, current portion	9,011,280	8,526,375

Lease liabilities - current portion		9,286,603	8,634,609

Office leases	Operating lease liabilities, non-current portion	119,078	—
Vessel lease	Operating lease liabilities, non-current portion	4,634,661	13,645,924

Lease liabilities – non-current portion		4,753,739	13,645,924

The aggregate future lease payments for the Company’s operating leases that have been recognized within ROU assets as of December 31, 2023 were as follows:

2024	9,805,515
2025	4,826,631

Total lease payments	14,632,146
Less: imputed interest	(591,804)

Present value of lease liabilities	14,040,342

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

9.	Leases—(Continued)

The table below presents the components of the Company’s lease expenses.

Description	Location in consolidated statements of income	2023	2022
Lease expense for office leases	Operating lease expenses	289,442	182,606
Lease expense for vessel lease	Operating lease expenses	7,788,392	3,332,420

Total		8,077,834	3,515,026

For our office leases and time charter-in arrangement, the weighted average discount rates used to calculate the operating lease liability were 5.75% and 5.25%, respectively. Lease payments for December 31, 2023 and 2022 amounted to $8,049,546 and $4,333,002 respectively. The weighted average remaining lease term on our office leases and a time chartered-in vessel as of December 31, 2023 is 18.9 months.

10.	Payables to sharing partner and assignees

During the year ended December 31, 2022, the Company entered into an arrangement associated with one vessel that it has classified as a “right of use asset” (Note 9) that has time chartered in from an unrelated party (the “Lessor A”) based on a charter-in agreement, whereby the net profits or losses earned by the Company on its employment are equally shared with another unrelated party (“Sharing partner”) based on the specified terms in the respective profit and loss sharing agreement (the “Sharing agreement”). Since the Sharing agreement is a contract between the Company and the Sharing partner (i.e. Lessor A is not a party to the Sharing agreement) and there is no alteration or termination to the charter-in agreement that takes place at the time of the Sharing agreement, the terms in the charter-in agreement are in full effect notwithstanding the execution of the Sharing agreement. Therefore, the Company has not been released as the primary obligor for the charter-in agreement and records the entire ROU asset and liability in the accompanying consolidated balance sheet as well as the revenues generated from the operation of the vessel in the consolidated statements of income. During the year ended December 31, 2022, the Company received from the Sharing partner an upfront cash payment of $972,089. As of December 31, 2023 and 2022, the balance of $972,089 has been included in “Payables to sharing partner” under the non-current liabilities, in the accompanying consolidated balance sheets, since the repayment date is due at the end of the agreement in 2025.

During the year ended December 31, 2023, Heidmar Investments LLC., a fully-owned consolidated subsidiary of Heidmar Inc. (“Assignor”), entered into a profit and loss sharing agreement (the “Agreement”) with MM Shipinvest Holdings Co., a related party company owned by one of Heidmar’s two shareholders, (“Assignee A”) and an unrelated party, (“Assignee B”) for one vessel (the “Vessel”) which the Assignor chartered-in from an unrelated party (the “Lessor B”) for an initial lease term of 7 months for $10,425 per day with an additional 9-month optional period, in the Company’s option based on a charter-in agreement (Note 9). The Agreement is a share of profits and losses between the Assignor and the Assignees wherein the Assignees will assume the 90% of the Assignor’s monthly charter hire and voyage expenses and in return will be assigned 90% of the revenues earned by the Vessel. The Assignor retains the remaining 10% interest (the “Result”). Since the Agreement is a contract between the Assignor and the Assignees (i.e. the Lessor B is not a party to the Agreement) and there is no alteration or termination to the charter-in agreement that takes place at the time of the Agreement, the terms in the charter-in agreement are in full effect notwithstanding execution of the Agreement. Therefore, the Assignor has not been released as the primary obligor for the charter-in agreement and records the entire charter-in expense and the revenues generated from the operation of the Vessel in the accompanying consolidated statement of income. During the year ended December 31, 2023, the Assignor received from Assignee A an upfront cash

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

10.	Payables to sharing partner and assignees—(Continued)

payment and a subsequent cash payment of $491,661 and $287,358, respectively, and from Assignee B an upfront cash payment and a subsequent cash payment of $393,330 and $229,885, respectively, which have been included in “Payables to assignee, related party” and “Payables to sharing partner and assignee”, respectively, in the accompanying consolidated balance sheet.

Heidmar concluded that both profit and loss sharing agreements should be accounted for as debt under ASC 470-10 because of the Company’s significant continuing involvement in the generation of the cash flows of both vessels.

The Company treated the aggregate proceeds of $972,089 related to the Sharing agreement and the $1,402,234 related to the Agreement as the principal amounts of the debt. The additional amounts in excess of $972,089 and $1,402,234, comprising of interest, that will be paid to the Sharing partner and the Assignees, respectively, will be recognized as interest over the life of the debt using the effective interest method.

During the years ended December 31, 2023 and 2022, the accrued interest costs of the Sharing agreement and the Agreement, based on the effective interest method, were $1,373,446 and $751,431, respectively, and are presented under “Finance costs” in the accompanying consolidated statements of income (Note 12).

Payables to sharing partner and assignees within current liabilities in the consolidated balance sheets as of December 31, 2023 and 2022 are analyzed as follows:

	Payable to sharing partner	Payable to Assignee A (Note 3)	Payable to Assignee B	Total
January 1, 2022	—	—	—	—
Interest cost	751,431	—	—	751,431
Interest paid	(462,646)	—	—	(462,646)

December 31, 2022	288,785	—	—	288,785

Proceeds	—	779,019	623,215	1,402,234
Interest cost	1,364,659	4,833	3,954	1,373,446
Interest paid	(1,423,179)	—	—	(1,423,179)

December 31, 2023	230,265	783,852	627,169	1,641,286

11.	Commitments and Contingencies

Operating Leases

As of December 31, 2023 the Company has entered into lease agreements expiring in 2024 and 2027 for office facilities in Dubai and Greece, respectively. The future minimum payments are described in Note 9.

Fixed Time Charter Commitments

We had the following future minimum fixed time charter hire receipts based on non-cancelable long-term fixed time charter contracts as of December 31, 2023:

Less than one year	3,001,590

Total lease receipts	3,001,590

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

11.	Commitments and Contingencies—(Continued)

Contingencies

In the ordinary course of operations, the Company becomes party to various claims initiated by charterers, ship owners, and other parties. The Company believes the ultimate settlement of such claims is adequately provided for by insurance such that their ultimate outcome will not have a material effect on the Company’s consolidated business, financial position, or results of operations, although there is an inability to predict with certainty the ultimate outcome of such claims.

12.	Finance Costs

Finance costs for the years ended December 31, 2023 and 2022 consists of the following items:

	December 31,
	2023	2022
Interest cost (Sharing agreement)	1,364,659	751,431
Interest cost Assignee A, related party (Agreement)	4,833	—
Interest cost Assignee B (Agreement)	3,954	—

Total	1,373,446	$751,431

13.	Inventories

Inventories as of December 31, 2023 and 2022 consist of the following:

	December 31,
	2023	2022
Bunkers	353,215	—
EU Emissions Trading System allowances	849,706	—

Total	1,202,921	—

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System. The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Shipping companies have to surrender their first EU ETS allowances by September 30, 2025, for emissions reported in 2024. As of December 31, 2023, the Company has pre-purchased EU ETS for trading purposes.

14.	Accounts payable and accrued expenses

Accounts payable and accrued expenses as of December 31, 2023 and 2022 consist of the following:

	December 31,
	2023	2022
Trade accounts payable	659,442	731,876
Accrued expenses	1,081,173	325,022

Total	1,740,615	1,056,898

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

15.	Earnings per share

Basic and diluted earnings per share is presented below.

	December 31,
	2023	2022
Net income attributable to Company’s shareholders	19,554,198	16,180,949
Weighted average shares outstanding basic:
Common shares (Class A)	96	96

Earnings per share – Basic and diluted	$203,689.56	$168,551.55

16.	Fair Value

The carrying values of cash and cash equivalents, receivables from related parties, other receivables, payables to vessel owners, accounts payable and accrued expenses and payables to related parties are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities. As of December 31, 2023 and 2022 there were neither Level 2 nor Level 3 items.

17.	Subsequent Events

Subsequent events have been evaluated through April 10, 2024, the date of issuance of these consolidated financial statements.

On January 18, 2024, Heidmar Investments LLC, Heidmar’s subsidiary, entered into a joint venture agreement with Bainbridge Navigation Pte. Ltd. (“Bainbridge”) based on which a new company named BH Cape Holdings Pte. Ltd. was formed equally owned by Bainbridge and Heidmar Investments LLC. Bainbridge is a company incorporated under the laws of Singapore engaging in the chartering of dry bulk vessels worldwide. The newly formed company operates in the commercial management of bulk carrier vessels worldwide. Each venturer has 50% share in the net results of BH Cape Holdings Pte. Ltd. The directors of BH Cape Holdings Pte. Ltd. will be 4, from which 2 will be appointed by each of Heidmar Investments LLC and Bainbridge. All decisions must be unanimous with the approval of all 4 directors.

On February 7, 2024, Heidmar Inc, signed a letter of intent (“LOI”) with MGO Global Inc. (“MGO”) an entity listed on the NASDAQ and incorporated in Delaware, United States. The LOI outlines the general terms and conditions pursuant to which the Company proposes to engage in a business combination with MGO.

On March 13, 2024, Heidmar Inc., signed an agreement with Huwell Ship Management Limited and acquired 100% of Landbridge Ship Management (HK) Limited (“LSM”), a company incorporated in Hong Kong in 2018, for a total consideration of $0.8 million. LSM provides technical management to tanker vessels.

Annex A

BUSINESS COMBINATION AGREEMENT

by and among

MGO GLOBAL INC.,

HEIDMAR INC.,

HEIDMAR MARITIME HOLDINGS CORP.,

HMR MERGER SUB INC.

and

THE HMI SHAREHOLDERS

Dated as of June 18, 2024

ARTICLE I MERGER		A-7
1.1	Merger	A-7
1.2	Merger Effective Time	A-7
1.3	Effect of the Merger	A-8
1.4	Organizational Documents	A-8
1.5	Directors and Officers of Surviving Company	A-8
1.6	Effect of Merger on MGO Securities and Merger Sub Shares	A-8
1.7	Satisfaction of Rights	A-8
1.8	Lost, Stolen or Destroyed MGO Certificates	A-8
1.9	Stock Transfer Books	A-9
1.10	Appointment of Transfer Agent	A-9
1.11	Exchange of Book-Entry Shares	A-9
1.12	Taking of Necessary Action; Further Action	A-10
1.13	Tax Consequences	A-10
ARTICLE II SHARE ACQUISITION		A-10
2.1	Exchange of HMI Shares	A-10
2.2	Consideration	A-10
2.3	Transfer of HMI Shares and Other Undertakings	A-11
2.4	Earnout Shares	A-11
2.5	Fractional Shares	A-12
2.6	HMI Shareholder Consent	A-12
2.7	Termination of Certain Agreements	A-12
2.8	Withholding	A-12
ARTICLE III MERGER CLOSING; SHARE ACQUISITION CLOSING		A-13
3.1	Closing	A-13
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF MGO		A-13
4.1	Organization and Standing	A-13
4.2	Authorization; Binding Agreement	A-13
4.3	Governmental Approvals	A-14
4.4	Non-Contravention	A-14
4.5	Capitalization	A-15
4.6	SEC Filings; MGO Financials; Internal Controls	A-15
4.7	Compliance with Laws	A-17
4.8	Actions; Orders; Permits	A-17
4.9	Taxes and Returns	A-17
4.10	Employees and Employee Benefit Plans	A-18
4.11	Labor Matters	A-20
4.12	Litigation	A-21
4.13	Intellectual Properties	A-21
4.14	Real Property; Assets	A-23
4.15	Data Protection and Cybersecurity	A-23
4.16	Material Contracts	A-23
4.17	Transactions with Affiliates	A-24
4.18	Investment Company Act; JOBS Act	A-24
4.19	Finders and Brokers	A-24
4.20	Certain Business Practices	A-24
4.21	Insurance	A-25
4.22	Information Supplied	A-25
4.23	No Undisclosed Liabilities	A-25
4.24	MGO Acknowledgment	A-25

ARTICLE V REPRESENTATIONS AND WARRANTIES OF HOLDINGS		A-26
5.1	Organization and Standing	A-26
5.2	Authorization; Binding Agreement	A-26
5.3	Governmental Approvals	A-26
5.4	Non-Contravention	A-27
5.5	Capitalization	A-27
5.6	Holdings Activities	A-27
5.7	Finders and Brokers	A-28
5.8	Investment Company Act	A-28
5.9	Taxes	A-28
5.10	Information Supplied	A-28
ARTICLE VI REPRESENTATIONS AND WARRANTIES OF HMI		A-28
6.1	Organization and Standing	A-28
6.2	Authorization; Binding Agreement	A-29
6.3	Capitalization	A-29
6.4	HMI Subsidiaries	A-29
6.5	Governmental Approvals	A-30
6.6	Non-Contravention	A-30
6.7	Financial Statements	A-31
6.8	Absence of Certain Changes	A-32
6.9	Compliance with Laws	A-32
6.10	Company Permits	A-32
6.11	Litigation	A-32
6.12	Material Contracts	A-33
6.13	Intellectual Property	A-35
6.14	Taxes and Returns	A-35
6.15	Real Property	A-37
6.16	Personal Property	A-37
6.17	Employee Matters	A-37
6.18	Benefit Plans	A-39
6.19	Environmental Matters	A-40
6.20	Transactions with Related Persons	A-40
6.21	Insurance	A-40
6.22	Merchants and Suppliers.	A-41
6.23	Data Protection and Cybersecurity	A-41
6.24	Certain Business Practices	A-42
6.25	Investment Company Act	A-43
6.26	Finders and Brokers	A-43
6.27	Information Supplied	A-43
6.28	HMI Acknowledgment	A-43
ARTICLE VII REPRESENTATIONS AND WARRANTIES OF THE HMI SHAREHOLDERS		A-44
7.1	Organization and Standing	A-44
7.2	Authorization; Binding Agreement	A-44
7.3	Ownership	A-44
7.4	Governmental Approvals	A-44
7.5	Non-Contravention	A-44
7.6	Litigation	A-45
7.7	Finders and Brokers	A-45
7.8	Information Supplied	A-45
ARTICLE VIII COVENANTS		A-45
8.1	Access and Information	A-45
8.2	Conduct of Business of HMI during the Interim Period	A-46

8.3	Conduct of Business of MGO during the Interim Period	A-49
8.4	Conduct of Business of Holdings during the Interim Period	A-51
8.5	Interim Period Control	A-52
8.6	Preparation and Delivery of Additional HMI Financial Statements	A-52
8.7	MGO Financal Statements; Registration Statement	A-52
8.8	MGO Public Filings	A-52
8.9	Cash Upon Closing	A-52
8.10	Stock Exchange Listings	A-53
8.11	Exclusivity	A-53
8.12	No Trading	A-54
8.13	Notification of Certain Matters	A-54
8.14	Regulatory Approvals	A-55
8.15	Further Assurances	A-56
8.16	Tax Matters	A-56
8.17	The Registration Statement; Special Shareholder Meeting	A-57
8.18	Public Announcements	A-60
8.19	Confidential Information	A-60
8.20	Post-Closing Board of Directors and Officers of Holdings	A-61
8.21	Indemnification of Directors and Officers; Tail Insurance	A-62
8.22	Voting and Support Agreements	A-62
8.23	Lock-Up/Leak-Out Agreements	A-63
8.24	Holdings Equity Incentive Plan	A-63
8.25	Litigation	A-63
8.26	Advisory Agreements	A-63
ARTICLE IX SURVIVAL		A-63
9.1	Survival	A-63
9.2	Indemnification	A-64
9.3	Limitations	A-65
9.4	Indemnification Procedures	A-65
9.5	Sole Remedy	A-66
9.6	Tax Treatment	A-66
ARTICLE X CONDITIONS TO OBLIGATIONS OF THE PARTIES		A-67
10.1	Conditions to Each Party’s Obligations	A-67
10.2	Conditions to Obligations of HMI, the HMI Shareholders, Holdings and Merger Sub	A-67
10.3	Conditions to Obligations of MGO	A-68
10.4	Frustration of Conditions	A-69
ARTICLE XI TERMINATION AND EXPENSES		A-69
11.1	Termination	A-69
11.2	Effect of Termination	A-70
11.3	Fees and Expenses	A-70
ARTICLE XII WAIVERS AND RELEASES		A-70
12.1	Mutual Releases	A-70
ARTICLE XIII MISCELLANEOUS		A-71
13.1	Notices	A-71
13.2	Binding Effect; Assignment	A-72
13.3	Third Parties	A-72
13.4	Governing Law; Jurisdiction	A-72
13.5	Waiver of Jury Trial	A-73
13.6	Specific Performance	A-73
13.7	Severability	A-73
13.8	Amendment	A-73
13.9	Waiver	A-74

13.10	Entire Agreement	A-74
13.11	Interpretation	A-74
13.12	Counterparts	A-76
13.13	No Recourse	A-76
13.14	Scope of the HMI Shareholders’ Obligations	A-76
ARTICLE XIV DEFINITIONS		A-77
14.1	Certain Definitions	A-77
14.2	Section References	A-88

SCHEDULE

Schedule 1 – HMI Shareholders

Schedule 2 – MGO Principals

EXHIBITS

Exhibit A – Form of Voting and Support Agreement

Exhibit B – Form of Lock-Up/Leak-Out Agreement

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of June 18, 2024, by and among MGO Global, Inc. (“MGO”), Heidmar Maritime Holdings Corp. (“Holdings”), Heidmar Inc. (“HMI”), HMR Merger Sub Inc. (“Merger Sub”), and the HMI Shareholders (as defined below). MGO, Holdings, HMI and the HMI Shareholders are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, Holdings is a newly incorporated company organized and existing under the laws of Marshall Islands, formed for the purpose of participating in the Transactions (as defined below);

WHEREAS, Merger Sub is a newly incorporated Delaware corporation, formed by Holdings for the purpose of participating in the Transactions (as defined below), that is a wholly owned direct Subsidiary of Holdings;

WHEREAS, MGO is a Delaware corporation, and HMI is a company incorporated in the Republic of the Marshall Islands;

WHEREAS, as of the date of this Agreement, Rhea Marine Ltd. and Maistros Shipinvest Corp. (together, the “HMI Shareholders”), which are set forth on Schedule 1, are the shareholders of HMI collectively owning 100% of the outstanding shares of common stock, no par value, of HMI (the “HMI Shares”);

WHEREAS, the Parties desire and intend to effect a business combination transaction whereby (a) Merger Sub will merge with and into MGO (the “Merger”), as a result of which (i) the separate corporate existence of Merger Sub shall cease and MGO shall continue as the surviving entity and a wholly owned direct subsidiary of Holdings and (ii) each issued and outstanding MGO Share immediately prior to the Merger Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive the MGO Merger Consideration, (b) immediately after the Merger Effective Time, the HMI Shareholders will transfer all of the outstanding HMI Shares to Holdings (the “Share Acquisition”, and, together with the Merger and the other transactions contemplated by this Agreement and the Ancillary Documents, the “Transactions”) the consideration for which will be (x) the issuance by Holdings to the HMI Shareholders at Closing of new Holdings Common Shares in accordance with the terms hereof, and (y) the issuance by Holdings to the HMI Shareholders at some time after Closing, and contingent on the achievement of certain conditions set forth in Section 2.4 of additional Holdings Common Shares, all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of applicable Law;

WHEREAS, the Board of Directors of MGO (the “MGO Board”) has unanimously (a) determined that this Agreement, the Ancillary Documents to which it is or will be a party, the Merger, the Share Acquisition and the other Transactions are in the best interests of MGO and its shareholders (the “MGO Shareholders), (b) approved and declared the advisability of this Agreement, the Ancillary Documents to which MGO is or will be a party, the Merger, the Share Acquisition and the other Transactions, and (c) recommended the approval and adoption by the MGO Shareholders of this Agreement, the Ancillary Documents to which MGO is or will be a party, the Merger, and the Share Acquisition;

WHEREAS, concurrently with the execution and delivery of this Agreement, MGO and the MGO Shareholders set forth in Schedule 2 attached hereto (collectively, the “MGO Principals”), representing approximately 61.28% of the issued and outstanding MGO Shares, shall each enter into a voting and support agreements with Holdings in substantially the form attached as Exhibit A hereto (each, a “Voting and Support Agreement”).

WHEREAS, the Board of Directors of HMI (the “HMI Board”) has unanimously (a) determined that this Agreement, the Ancillary Documents to which it is or will be a party and the Transactions are in the best interests of HMI, (b) approved this Agreement, the Ancillary Documents to which HMI is or will be a party, and the Transactions and (c) recommended the approval and adoption of this Agreement, the Ancillary Documents to which HMI is or will be a party and the Transactions by the HMI Shareholders;

WHEREAS, the HMI Shareholders have approved this Agreement, the Ancillary Documents to which HMI is or will be a party and the Transactions;

WHEREAS, the Board of Directors of Holdings (the “Holdings Board”) has (a) determined that this Agreement, the Ancillary Documents to which it is or will be a party and the Transactions are in the best interests of Holdings, (b) approved this Agreement, the Ancillary Documents to which it is or will be a party and the Transactions, and (c) resolved to recommend that the shareholder of Holdings approves this Agreement, the Ancillary Documents to which Holdings is or will be a party and the Transactions;

WHEREAS, the shareholder of Holdings has approved this Agreement, the Ancillary Documents to which Holdings is or will be a party and the Transactions;

WHEREAS, the Board of Directors of Merger Sub has (a) determined that this Agreement, the Ancillary Documents to which it is or will be a party and the Transactions are in the best interests of Merger Sub, (b) approved this Agreement, the Ancillary Documents to which it is or will be a party and the Transactions, and (c) resolved to recommend that the shareholder of Merger Sub approves this Agreement, the Ancillary Documents to which Holdings is or will be a party and the Transactions;

WHEREAS, the shareholder of Merger Sub has approved this Agreement and the Ancillary Documents to which Merger Sub is or will be a party and the Transactions;

WHEREAS, certain capitalized terms used herein are defined in Article XIV hereof.

NOW, THEREFORE, in consideration of the premises set forth above, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties agree as follows.

ARTICLE I

MERGER

1.1 Merger. At the Merger Effective Time, subject to and upon the terms and conditions of this Agreement and the certificate of merger to be filed relating to the Merger, in a form consistent with the provisions of this Agreement and agreed to by the Parties in good faith (the “Certificate of Merger”), and in accordance with the applicable provisions of the Delaware General Corporation Law, MGO and Merger Sub shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into MGO with MGO being the surviving entity, following which the separate corporate existence of Merger Sub shall cease and MGO shall continue as the surviving company and a wholly owned direct Subsidiary of Holdings. MGO, as the surviving company after the Merger, is hereinafter referred to for the periods at and after the Merger Effective Time as the “Surviving Company”.

1.2 Merger Effective Time. MGO, Merger Sub and Holdings shall cause the Merger to be consummated by filing the executed Certificate of Merger with the Secretary of State of the State of Delaware in accordance with Section 251 of the Delaware General Corporation Law. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by MGO and Merger Sub (with the prior written consent of HMI) in writing and specified in the Certificate of Merger (the “Merger Effective Time”).

1.3 Effect of the Merger. At the Merger Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the Delaware General Corporation Law. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of MGO and Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Company, which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of MGO and Merger Sub set forth in this Agreement to be performed after the Merger Effective Time.

1.4 Organizational Documents. The certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the Merger Effective Time shall be the certificate of incorporation and bylaws of the Surviving Company (except that references to the name “HMR Merger Sub Inc.” shall be changed to “MGO Global Inc.”) following the Merger Effective Time, with such changes as Holdings, in its sole discretion, may believe appropriate, until thereafter amended in accordance with such articles of incorporation and bylaws and applicable Law.

1.5 Directors and Officers of Surviving Company. At the Merger Effective Time, the directors and officers of the Surviving Company shall be the persons designated by HMI, which designation shall be delivered to MGO in writing at least three Business Days before the Closing Date, each to hold office in accordance with the Organizational Documents of the Surviving Company until their resignation or removal in accordance with the Organizational Documents of the Surviving Company or until their respective successors are duly elected or appointed and qualified. At the Merger Effective Time, the board of directors and officers of MGO shall resign and automatically cease to hold office.

1.6 Effect of Merger on MGO Shares and Merger Sub Shares.

(a) MGO Shares. At the Merger Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of securities of MGO or Holdings, each MGO Share that is issued and outstanding immediately prior to the Merger Effective Time shall thereupon be converted into, and the holder of such MGO Share shall be entitled to receive, the MGO Merger Consideration. All of the MGO Shares converted into the right to receive the MGO Merger Consideration pursuant to this Section 1.6(a) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the Merger Effective Time, and each holder of any such MGO Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the MGO Merger Consideration into which such MGO Shares shall have been converted in the Merger.

(b) Merger Sub Shares. At the Merger Effective Time, by virtue of the Merger and without any action on the part of any Party, the MGO Shareholders or Holdings, each Merger Sub Share that is issued and outstanding immediately prior to the Merger Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Company.

(c) No Liability. Notwithstanding anything to the contrary in this Section 1.6, none of the Surviving Company, Holdings, HMI or any other Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

1.7 Satisfaction of Rights. All securities issued upon the surrender of MGO Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities; provided, that any restrictions on the sale and transfer of MGO Securities shall also apply to the Holdings Common Shares so issued in exchange.

1.8 Lost, Stolen or Destroyed MGO Certificates. In the event any certificates representing MGO Securities shall have been lost, stolen or destroyed, upon the making of an affidavit of such fact and indemnity by the

Person claiming such certificate to be lost, stolen or destroyed, Holdings shall issue, in exchange for such lost, stolen or destroyed certificates, as the case may be, such securities, as may be required pursuant to Section 1.6.

1.9 Stock Transfer Books. At the Merger Effective Time, the register of security holders of MGO shall be closed, and there shall be no further registration of transfers of MGO Securities thereafter on the records of MGO.

1.10 Appointment of Transfer Agent. Prior to the Closing, Holdings shall appoint a transfer agent acceptable to HMI (the “Transfer Agent”) as its agent, for the purpose of (a) exchanging MGO Securities for Holdings Common Shares and (b) issuing the Exchange Shares. The Transfer Agent shall (i) exchange each MGO Share for the MGO Merger Consideration, (ii) issue the Exchange Shares, and (iii) take or cause to be taken such actions as are necessary to update Holdings’ register of security holders to reflect the actions contemplated by clauses (i) and (ii) of this sentence, in each case in accordance with the terms of this Agreement and, to the extent applicable, the Certificate of Merger, the Delaware General Corporation Law and customary transfer agent procedures and the rules and regulations of the Depository Trust Company (“DTC”), in each case in a form approved by HMI.

1.11 Exchange of Book-Entry Shares.

(a) Exchange Procedures. As soon as practicable after the Merger Effective Time (and in no event later than five Business Days after the Merger Effective Time), Holdings shall cause the Transfer Agent to mail to each holder of record of MGO Shares that were converted pursuant to Section 1.6(a) into the MGO Merger Consideration instructions for use in effecting the surrender of the MGO Shares in exchange for MGO Merger Consideration in a form acceptable to HMI and MGO. Upon receipt of an “agent’s message” by the Transfer Agent (or such other evidence, if any, of transfer as the Transfer Agent may reasonably request), the holder of a MGO Share that was converted pursuant to Section 1.6(a) into MGO Merger Consideration shall be entitled to receive in exchange therefor, subject to any required withholding Taxes, the MGO Merger Consideration applicable to the surrendered shares in book-entry form, without interest (subject to any applicable withholding Tax). The Holdings Common Shares to be delivered as MGO Merger Consideration shall be settled through DTC and issued in uncertificated book-entry form through the customary procedures of DTC, unless a physical Holdings Common Share is required by applicable Law, in which case Holdings and HMI shall jointly cause the Transfer Agent to promptly send certificates representing such Holdings Common Shares to such holder. If payment of MGO Merger Consideration is to be made to a Person other than the Person in whose name the surrendered MGO Share in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of MGO Merger Consideration to a Person other than the registered holder of MGO Share surrendered or shall have established to the reasonable satisfaction of Holdings and HMI that such Tax either has been paid or is not applicable.

(b) Distributions with Respect to Exchanged Common Shares. All Holdings Common Shares to be issued as MGO Merger Consideration shall be deemed issued and outstanding as of the Merger Effective Time. Subject to the effect of escheat, Tax or other applicable Laws, the holder of whole Holdings Common Shares issued in exchange for MGO Shares pursuant to Section 1.6(a) will be promptly paid, without interest (subject to any applicable withholding Tax), the amount of dividends or other distributions with a record date after the Merger Effective Time and theretofore paid with respect to such whole Holdings Common Shares.

(c) Adjustments to MGO Merger Consideration. The MGO Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to MGO Shares or HMI Shares occurring on or after the date of this Agreement and prior to the Merger Effective Time.

1.12 Taking of Necessary Action; Further Action. If, at any time after the Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of MGO and Merger Sub, the officers and directors of MGO and Holdings are fully authorized in the name of their respective entities to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

1.13 Tax Consequences. The Parties hereby agree and acknowledge that for U.S. federal income tax purposes, it is intended that (a) taken together, the Share Acquisition and the Merger will qualify as an exchange under Section 351 of the Code and (b) the Merger will not result in gain being recognized under Section 367(a)(1) of the Code by any stockholder of MGO (other than for any stockholder that would be a “five-percent transferee shareholder” (within the meaning of United States Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Holdings following the transaction that does not enter into a five-year gain recognition agreement (“GRA”) pursuant to United States Treasury Regulations Section 1.367(a)-8(c)) ((a) and (b), together, the “Intended Tax Treatment”). To the extent permitted under applicable Law, (i) the Parties intend that the Merger also qualify as a “reorganization” under Section 368(a) of the Code and (ii) this Agreement is intended to constitute and hereby is adopted as a “plan of reorganization” with respect to the Merger within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder.

ARTICLE II

SHARE ACQUISITION

2.1 Exchange of HMI Shares. At the Share Acquisition Closing and subject to and upon the terms and conditions of this Agreement and the Organizational Documents of HMI, HMI Shareholders shall sell, assign and transfer to Holdings, and Holdings shall purchase, acquire, assume and accept from the HMI Shareholders, all of the legal and beneficial title to the HMI Shares with full title guarantee, free from all Liens (other than Liens arising as a result of transfer restrictions under applicable securities Laws and the relevant Organizational Documents) and together with all rights attaching to the HMI Shares at the Share Acquisition Closing (including the right to receive all distributions, returns of capital and dividends declared, paid or made in respect of the HMI Shares after the Share Acquisition Closing). Following the Share Acquisition Closing, HMI will be a wholly owned Subsidiary of Holdings.

2.2 Consideration.

(a) Subject to and upon the terms and conditions of this Agreement, the aggregate consideration owed to each HMI Shareholder in exchange for such HMI Shareholder’s HMI Shares shall consist of (i) the issuance in respect of each HMI Share owned by that HMI Shareholder of a number of Holdings Common Shares equal to the HMI Share Consideration (collectively, the “HMI Closing Shares”), and (ii) the issuance of the proportion of the total Earnout Shares, if any, set forth next to the name of the relevant HMI Shareholder in Schedule 1 to this Agreement, in each case subject to, and in an amount determined in accordance with, Section 2.4 (collectively, in respect of each HMI Shareholder, its “HMI Shareholder Consideration”).

(b) Holdings shall issue to each HMI Shareholder (i) the HMI Closing Shares at the Share Acquisition Closing and (ii) the Earnout Shares, if any, on the date determined in accordance with Section 2.4.

(c) In addition, Holdings shall issue to Maxim Partners LLC (or its designees) (i) at the Closing a number of Holdings Common Shares equal to 2.64 % of the total HMI Closing Shares and (ii) at such time the Earnout Shares, if any, are issued pursuant to Section 2.4(c), a number of Holdings Common Shares equal to 2.64% of the Earnout Shares issued at such time, such issuances to be in full satisfaction of all obligations of MGO under the Advisory Agreement.

2.3 Transfer of HMI Shares and Other Undertakings.

(a) At or prior to the Closing, each HMI Shareholder shall deliver or procure the delivery to Holdings of:

(i) a duly executed stock transfer form in respect of its HMI Shares to effect the transfer of its HMI Shares (the “STFs”);

(ii) share certificates representing its HMI Shares (“HMI Certificate”), if its HMI Shares are certificated (in the event that any HMI Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a HMI Certificate to Holdings, the relevant HMI Shareholder may instead deliver to Holdings an indemnity for lost certificate in form and substance reasonably acceptable to Holdings);

(iii) a copy of any power of attorney in form and substance reasonably acceptable to Holdings under which any document to be executed by any HMI Shareholder under this Agreement has been executed;

(iv) a duly executed counterpart to the Lock-Up/Leak Out Agreement; and

(v) a duly executed certificate in accordance with Section 10.3(c).

(b) At the Share Acquisition Closing, HMI shall deliver or procure the delivery to Holdings of a copy of the executed and undated resolution of the board of directors of HMI, or similar authorization, (i) approving the form of the STFs and the transfer of the HMI Shares from the HMI Shareholders to Holdings and (ii) instructing the Transfer Agent to update HMI’s register of security holders such that Holdings is entered in the register of members as the sole holder of all of the HMI Shares.

2.4 Earnout Shares.

(a) In consideration for the HMI Shareholders’ sale, assignment and transfer of the HMI Shares pursuant to the Share Acquisition (and in addition to the issuance of the HMI Closing Shares pursuant to Section 2.2), Holdings shall issue Holdings Common Shares equal to 10% of the total number of HMI Closing Shares issued pursuant to Section 2.2, as adjusted to take into account any share consolidation, stock split, stock dividend, or similar event effected with respect to Holdings Common Shares (the “Earnout Shares”) to the HMI Shareholders who were securityholders of HMI immediately prior to the Closing, if any of the following conditions are met:

(i) the 2024 Revenue equals or exceeds US$45.0 million,

(ii) the 2024 EBITDA equals or exceeds US$30.0 million, or

(iii) the 2024 Net Income equals or exceeds US$25.0 million.

(b) For purposes of this Section 2.4:

(i) “2024 Revenue” shall mean the amount of revenue (or its equivalent metric under U.S. GAAP) reported in the consolidated audited statement of income/operations of Holdings for the year ended December 31, 2024 included in the annual report of Holdings filed with the SEC for that year (the “2024 Annual Report”);

(ii) “2024 Net Income” shall mean the amount of net income (or its equivalent metric under U.S. GAAP) reported in the consolidated audited statement of income/operations of Holdings for the year ended December 31, 2024 included in the 2024 Annual Report; and

(iii) “2024 EBITDA” shall mean 2024 Net Income, plus the amount of interest, taxes, depreciation and amortization (or their equivalent metrics under U.S. GAAP) reported in the consolidated audited statement of income/operations of Holdings for the year ended December 31, 2024 included in the 2024 Annual Report;

in each case, adjusted to eliminate (without duplication) (x) the effects of the Transactions, including fees and expenses, taxes incurred, paid or recognized, any gain or loss on disposition, and any one-time accounting charges, adjustments or write-downs, in each case directly attributable to the Transactions, and (y) any revenue, net income, or component of EBITDA of MGO consolidated into the financial statements of Holdings.

(c) If any condition in Section 2.4(a) is satisfied, the Earnout Shares shall be issued within ten calendar days following the date on which Holdings files its 2024 Annual Report with the SEC.

2.5 Fractional Shares. Notwithstanding anything to the contrary contained herein, no fraction of a Holdings Common Share will be issued, in any form, by virtue of this Agreement, the Merger or the other Transactions, and each Person who would otherwise be entitled to a fraction of a Holdings Common Share (after aggregating all fractional Holdings Common Shares that would otherwise be received by such Person) shall instead have the number of Holdings Common Shares issued to such Person rounded up or down to the nearest whole Holdings Common Share. No cash settlements shall be made with respect to fractional shares eliminated by rounding. Calculations in respect of fractional shares will be made separately in respect of Holdings Common Shares issued at Closing and Holdings Common Shares issued as Earnout Shares.

2.6 HMI Shareholder Consent. Each HMI Shareholder hereby approves, authorizes and consents to HMI’s execution and delivery of this Agreement and the Ancillary Documents to which HMI is or is required to be a party or otherwise bound, the performance by HMI of its obligations hereunder and thereunder and the consummation by HMI of the Transactions. Each HMI Shareholder acknowledges and agrees that the consent set forth herein is intended and shall constitute such consent of such HMI Shareholder as may be required (and shall, if applicable, operate as a written shareholder resolution of HMI) pursuant to HMI’s Organizational Documents, the Shareholders’ Agreement, any other agreement in respect of HMI to which such HMI Shareholder is a party or bound and all applicable Laws. Each of HMI Shareholders hereby waives and disapplies any and all pre-emption rights, rights of first refusal, tag along, drag along and other rights (each, howsoever described) which may have been conferred on it under HMI’s Organizational Documents, the Shareholders’ Agreement or otherwise as may affect the Transactions (other than its rights pursuant to this Agreement). Further, subject to applicable Law, HMI and the HMI Shareholders hereby waive any obligations of any other Person pursuant to HMI’s Organizational Documents to the extent they relate to the Transactions.

2.7 Termination of Certain Agreements. Without limiting the provisions of Section 2.6, HMI and the HMI Shareholders hereby agree that, effective at the Closing, any shareholders, voting or similar agreement among HMI and any of the HMI Shareholders or among the HMI Shareholders with respect to HMI or its shares (including the Shareholders’ Agreement) that is effective immediately prior to the Closing shall automatically, and without any further action by any of the Parties, terminate in full and become null and void and of no further force and effect with no Liability whatsoever for HMI; provided, that this provision shall not apply to any agreement between Holdings and the HMI Shareholders with respect to Holdings or the Holdings Common Shares. Further, HMI and the HMI Shareholders hereby waive any obligations of the parties under any agreement described in the preceding sentence with respect to the Transactions, and any failure of such parties to comply with the terms thereof in connection with the Transactions.

2.8 Withholding. MGO, Holdings, HMI, the Transfer Agent and any other applicable withholding agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

MERGER CLOSING; SHARE ACQUISITION CLOSING

3.1 Closing. The closing of the Merger (the “Merger Closing”) shall occur on the third Business Day following the satisfaction or, to the extent legally permissible, waiver of the conditions set forth in Article X (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the satisfaction of or, to the extent legally permissible, waiver by the Party benefitting from, such conditions), or at such other date as MGO, Holdings and HMI may agree in writing. The closing of the Share Acquisition (the “Share Acquisition Closing”) shall occur immediately following the Merger Closing. The closing of the Transactions (including the Merger Closing and the Share Acquisition Closing) shall be referred to herein as the “Closing”. The date of the Closing shall be referred to herein as the “Closing Date”. The Closing shall take place virtually or at such place as MGO, Holdings and HMI may agree in writing, and at such times on the Closing Date as MGO, Holdings and HMI agree in writing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF MGO

Except as set forth in (a) the disclosure schedules delivered by MGO to HMI on the date hereof (the “MGO Disclosure Schedules”), or (b) the 2024 SEC Reports that are available on the SEC’s website through EDGAR, but excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements (provided, that nothing disclosed in such SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 4.1, Section 4.2 or Section 4.5), MGO represents and warrants to HMI, Holdings and the HMI Shareholders, as of the date hereof, and as of the Closing, as follows.

4.1 Organization and Standing. MGO is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be in good standing or to have such corporate power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on MGO. MGO is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in each case where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MGO. MGO has made available to HMI accurate and complete copies of its Organizational Documents, each as currently in effect. MGO is not in violation of any provision of its Organizational Documents in any material respect.

4.2 Authorization; Binding Agreement. MGO has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions, subject to obtaining the Required Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions (a) have been duly and validly authorized by the MGO Board and (b) other than the Required Shareholder Approval, no other corporate proceedings (including any vote of holders of any class or series of securities of MGO), other than as set forth elsewhere in this Agreement, on the part of MGO are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions. The MGO Board obtained and reviewed a fairness opinion presentation, dated June 3, 2024 in connection with the Transactions from Newbridge Securities Corporation, which included a draft fairness opinion. The MGO Board, at a duly called and held meeting or in writing as permitted by MGO’s Charter, has unanimously (i) determined that this Agreement, the Ancillary Documents to which it is party and the Transactions, including the Share Acquisition and the Merger, are advisable, fair to and in the best interests of MGO Shareholders, (ii) approved and adopted this Agreement and the Ancillary

Documents to which it is party, (iii) recommended that MGO Shareholders vote in favor of the approval of this Agreement, the Ancillary Documents to which it is party, the Share Acquisition, the Merger, and the other Shareholder Approval Matters (the “MGO Recommendation”) and (iv) directed that this Agreement, the Ancillary Documents to which it is party and the Shareholder Approval Matters be submitted to MGO Shareholders for their approval. This Agreement has been, and each Ancillary Document to which MGO is a party shall be when delivered, duly and validly executed and delivered by MGO and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of MGO, enforceable against MGO in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally and subject to general principles of equity (collectively, the “Enforceability Exceptions”).

4.3 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of MGO is required to be obtained or made in connection with the execution, delivery or performance by MGO of this Agreement and each Ancillary Document to which it is a party or the consummation by MGO of the Transactions, other than (a) any filings required with Nasdaq or the SEC with respect to the Transactions, (b) applicable requirements, if any, of the Securities Act, the Exchange Act, and any state “blue sky” securities Laws, and the rules and regulations thereunder, (c) the applicable requirements of any Antitrust Laws and the expiration or termination of the required waiting periods, or the receipt of other Consents, thereunder and (d) where the failure to obtain such Consents, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on MGO.

4.4 Non-Contravention. The execution and delivery by MGO of this Agreement and each Ancillary Document to which it is a party, the consummation by MGO of the Transactions, and compliance by MGO with any of the provisions hereof and thereof, will not:

(a) conflict with or violate any provision of MGO’s Organizational Documents,

(b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3, and any condition precedent to such Consent having been satisfied, conflict with or violate any Law, Order or Consent applicable to MGO or any of its properties or assets, or

(c) (i) violate, conflict with or result in a breach of,

(ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under,

(iii) result in the termination, withdrawal, suspension, cancellation or modification of,

(iv) accelerate the performance required by MGO under,

(v) result in a right of termination or acceleration under,

(vi) give rise to any obligation to make payments or provide compensation under,

(vii) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of MGO under,

(viii) give rise to any obligation to obtain any Third Party Consent or provide any notice to any Person or

(ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any MGO Material Contract, except for any deviations from any of the foregoing clauses (b) or (c) that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MGO.

4.5 Capitalization.

(a) As of the date of this Agreement, the issued and outstanding MGO Securities are set forth hereto in Section 4.5(a) of the MGO Disclosure Schedules. As of the date of this Agreement, there are no issued or outstanding shares of preferred stock of MGO. All outstanding MGO Securities are duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, pre-emptive right, subscription right or any similar right under the Delaware General Corporation Law, the MGO’s Organizational Documents or any Contract to which MGO is a party. None of the outstanding MGO Securities has been issued in violation of any applicable securities Laws. Prior to giving effect to the Transactions, MGO does not have any Subsidiaries or own any equity interests in any other Person other than the MGO Subsidiaries.

(b) Section 4.5(b) of the MGO Disclosure Schedules sets forth a true and complete list, as of the date of this Agreement, of (i) each MGO Equity Award, (ii) the name of the MGO Equity Award holder, (iii) the number of shares of MGO Common Stock underlying each MGO Equity Award, (iv) with respect to unvested MGO Equity Awards, the date on which the MGO Equity Award was granted, (v) with respect to unvested MGO Equity Awards, the vesting schedule with respect to the MGO Equity Award, including any right of acceleration of such vesting schedule, (vi) the exercise price of each MGO Equity Award, if applicable, and (vii) the expiration date of each MGO Equity Award, if applicable. Except as would not, individually or in the aggregate, reasonably be expected to be material to MGO and the MGO Subsidiaries, taken as a whole, each MGO Equity Award has been granted in compliance with all applicable securities laws or exemptions therefrom and all requirements set forth in the MGO Equity Plan and applicable award agreements.

(c) All Indebtedness of MGO as of the date of this Agreement is disclosed in Section 4.5(c) of the MGO Disclosure Schedules.

(d) Since the date of formation of MGO and except as contemplated by this Agreement, MGO has not declared or paid any distribution or dividend in respect of its securities (including MGO Securities) and has not repurchased, redeemed or otherwise acquired any of its securities (including MGO Securities), and the MGO Board has not authorized any of the foregoing.

4.6 SEC Filings; MGO Financials; Internal Controls.

(a) MGO has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by MGO with the SEC under the Securities Act and the Exchange Act, together with any amendments, restatements or supplements thereto (collectively, the “SEC Reports”), and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement and prior to the Closing. Except to the extent available on the SEC’s web site through EDGAR, MGO has delivered to HMI or made available copies in the form filed with the SEC of all of the following: (i) MGO’s quarterly reports on Form 10-Q for each fiscal quarter since the IPO to disclose its quarterly financial results in each of the fiscal years of MGO, (ii) MGO’s annual reports on Form 10-K for each fiscal year since the IPO to disclose its annual financial results in each of the fiscal years of MGO and (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by MGO with the SEC. The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As used in this Section 4.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) (i) the MGO Shares, ticker MGOL, are listed on Nasdaq, (ii) other than as set forth in Section 4.6(b) of the MGO Disclosure Schedules, MGO has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of the MGO Shares, (iii) there are no Actions pending or, to the Knowledge of MGO, threatened against MGO by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of the MGO Shares on Nasdaq, and (iv)except as described in Section 4.6(b) of the MGO Disclosure Schedules, the MGO Shares are in compliance with all of the applicable listing and corporate governance rules and regulations of Nasdaq.

(c) The financial statements and notes of MGO contained or incorporated by reference in the SEC Reports (the “MGO Financials”),

(i) fairly present in all material respects the consolidated financial position of MGO, as at the respective dates thereof, and its consolidated results of operations, consolidated income, consolidated changes in shareholders’ equity and consolidated cash flows for the respective periods then ended;

(ii) were prepared in conformity with U.S. GAAP applied on a consistent basis during the periods involved (except as may be disclosed in the footnote disclosures thereto) and except that the MGO Financials do not include normal year-end adjustments;

(iii) were prepared from, and are in accordance with, in all material respects, the books and records of MGO;

(iv) MGO’s audited financial statements for the years ended December 31, 2022 and 2023, were audited in accordance with the standards of the Public Company Accounting Oversight Board and contain an unqualified report of MGO’s auditor; and

(v) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to MGO in effect as of the respective dates thereof.

(d) Except as and to the extent reflected or reserved against in the balance sheet of MGO dated March 31, 2024, included in the MGO Financials, MGO has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with U.S. GAAP, other than Liabilities that have been incurred since MGO’s formation in the ordinary course of business. MGO does not maintain any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities Act. As of the date of this Agreement, no financial statements of any Person other than those of MGO are required by U.S. GAAP to be included in the MGO Financials.

(e) Neither MGO nor MGO’s independent auditors has identified any (i) “significant deficiency” in the internal controls over financial reporting of MGO, (ii) “material weakness” in the internal controls over financial reporting of MGO, (iii) Fraud that involves management or other employees of MGO who have a role in the internal controls over financial reporting of MGO or (iv) any written claim or allegation regarding any of the foregoing.

(f) Except as not required in reliance on exemptions from various reporting requirements by virtue of MGO’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, (i) MGO has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of MGO’s financial reporting and the preparation of MGO’s financial statements for external purposes in accordance with U.S. GAAP, and (ii) MGO has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to MGO is made known to MGO’s principal executive officer and principal financial officer by others within MGO, including during the periods in which the periodic reports required under the Exchange Act are being prepared.

(g) There are no outstanding loans or other extensions of credit made by MGO to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of MGO. MGO has not taken any action prohibited by Section 402 of SOX.

(h) To the Knowledge of MGO, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SEC Reports. To the Knowledge of MGO, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

4.7 Compliance with Laws. Except where the failure to be, or to have been, in compliance with such Laws, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on MGO, (a) MGO is and since the date of formation of MGO has been, in compliance with, and not in conflict, default or violation of, any applicable Laws and (b) MGO has not received, since the date of formation of MGO, any written or, to the Knowledge of MGO, oral notice of any conflict or non-compliance with, or default or violation of, any applicable Laws by which it is or was bound.

4.8 Actions; Orders; Permits. MGO (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with MGO), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted, and to own, lease and operate its assets and properties (collectively, the “MGO Permits”), except where the failure to obtain or maintain the same, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on MGO. Except in each case where the failure or violation, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on MGO, (a) all of the MGO Permits are in full force and effect, and no suspension or cancellation of any of the MGO Permits is pending or, to MGO’s Knowledge, threatened, (b) MGO is not in violation in any material respect of the terms of any MGO Permit and (c) since the date of formation of MGO, MGO has not received any written, or to the Knowledge of MGO, oral notice of any Actions relating to the revocation or modification of any MGO Permit.

4.9 Taxes and Returns.

(a) MGO has timely filed, or caused to be timely filed, all income and other material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects. MGO has timely paid, or caused to be timely paid, all material Taxes required to be paid by it, other than such Taxes being contested in good faith by appropriate proceedings and for which adequate reserves in the MGO Financials have been established in accordance with U.S. GAAP.

(b) MGO has complied in all material respects with all applicable Tax Laws relating to withholding and remittance of Taxes, and all material amounts of Taxes required by applicable Tax Laws to be withheld by MGO have been withheld and timely paid over to the appropriate Governmental Authority, including with respect to any amounts owing to or from any employee, independent contractor, shareholder, creditor, or other Third Party.

(c) There are no material claims, assessments, audits, examinations, investigations or other Actions pending, in progress or threatened against MGO, in respect of any Tax, and MGO has not been notified in writing of any material proposed Tax claims or assessments against MGO.

(d) There are no material Liens with respect to any Taxes upon any of MGO’s assets, other than Permitted Liens. MGO has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by MGO for any extension of time within which to file any Tax Return or within which to pay any Taxes. No written claim which remains outstanding has been made by any Governmental Authority with respect to a jurisdiction in which MGO does not file a Tax Return that MGO is or may be subject to Tax in that jurisdiction that would be the subject of or covered by such Tax Return.

(e) MGO has not had a permanent establishment, branch or representative office in any country other than the country of its organization.

(f) MGO has not in any year for which the applicable statute of limitations remains open distributed stock of another person, nor has had its shares distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(g) MGO has not been a party to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax Law.

(h) MGO has duly retained all records that it is required to retain for Tax purposes, or that would be needed to substantiate any claim made or position taken in relation to Taxes.

(i) MGO is not treated for any Tax purpose as a resident in a country other than the country of its incorporation.

(j) MGO has not taken, and has not agreed to take, any action that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment. To the Knowledge of MGO, there are no facts or circumstances that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment. MGO is not aware of any plan or intention to cause Holdings or MGO to be liquidated (for U.S. federal income tax purposes) following the Merger. To the knowledge of MGO, no MGO Shareholder, HMI Shareholder or PIPE Investor has entered into, or has any current plan or intention to enter into, any Contract to dispose of any Holdings Common Shares received in the Transactions (including for the avoidance of doubt, the PIPE Investment).

(k) MGO makes no representation or warranty as to the deductibility of any of its net operating loss carryforwards.

(l) MGO has not extended, deferred or delayed the withholding or payment of any Taxes under the CARES Act, the CAA or otherwise as a result of the effects of COVID-19 (including pursuant to IRS Notice 2020-65 or IRS Notice 2021-11). To the extent the MGO has availed itself of any Tax credits under Section 2301 of the CARES Act (or any other COVID-19 related government schemes in jurisdictions outside the US), MGO has complied in all material respects with all requirements of applicable Tax Law to claim such Tax credits.

4.10 Employees and Employee Benefit Plans.

(a) MGO is a party to a Customer Service Agreement (“PEO Agreement”) with Justworks Employment Group LLC (“PEO”) under which PEO and MGO are co-employers of the individuals performing services pursuant to the PEO Agreement, who are considered “co-employees” of PEO and MGO pursuant to the PEO Agreement (“PEO Employees”). Pursuant to the PEO Agreement, PEO is responsible for, among other things, administering payroll, payroll taxes and unemployment insurance, employee benefits, workers compensation insurance and employment practices insurance. MGO has complied in all material respects with its responsibilities under the PEO Agreement and in respect of employee benefit plans sponsored, administered or maintained by PEO in which PEO Employees have participated (“PEO Benefit Plans”). Except with respect to amounts which are not past due and were incurred in the ordinary course of business consistent with past practice, MGO has paid in full all amounts owed to PEO with respect to the PEO Employees, and MGO has no other Liabilities to PEO in respect of PEO Employees or PEO Benefit Plan, and to the knowledge of MGO, PEO is not in breach of any of its obligations to the PEO Employees.

(b) Section 4.10(b) of the MGO Disclosure Schedules contains a list of all persons who are PEO Employees or employees of MGO or any MGO Subsidiary who are not PEO Employees (“Non-PEO Employees”), and independent contractors or consultants of MGO or any MGO Subsidiary as of the date hereof. Except as set forth on Section 4.10(b) of the MGO Disclosure Schedules, all PEO Employees and Non-PEO Employees of MGO are employed on an “at-will” basis, and no such employee has any formal or informal entitlement to a severance or other payment upon termination, transfer or otherwise.

(c) Section 4.10(c) of the MGO Disclosure Schedules sets forth each material MGO Benefit Plan. For purposes of this Agreement, “MGO Benefit Plan” means each Benefit Plan, in each case, (i) that is sponsored, administered, maintained, entered into, contributed to (or required to be contributed to) by MGO, any MGO Subsidiary or any of their Affiliates for the benefit of current or former employees, officers, directors, individual independent contractors or consultants (or any spouse, dependent or beneficiary thereof) of MGO or any MGO Subsidiary (including any individual who will be a Continuing Employee) or (ii) with respect to which MGO or any MGO Subsidiary has or could have any obligation or liability (whether actual or contingent). With respect to each material MGO Benefit Plan, MGO has made available to HMI correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) all plan documents, summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement, (ii) the most recent audited financial statement and actuarial report, (iii) all material filings and correspondence with any Governmental Authority in the last three years and (iv) all material related agreements, trust agreements, insurance contracts and other agreements which implement each such MGO Benefit Plan.

(d) Each of the MGO Benefit Plans has been operated and administered in all material respects in accordance with its terms and in compliance with applicable Law, including ERISA, the Code and, in each case, the regulations thereunder. All contributions or other material amounts payable by MGO or the MGO Subsidiaries pursuant to each MGO Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with U.S. GAAP or applicable international accounting standards. There are no pending, or to MGO’s Knowledge, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the MGO Benefit Plans or any trusts related thereto that would result in a material liability.

(e) None of MGO, the MGO Subsidiaries or any of their respective ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains or contributes to (or has any obligation to contribute to), or has in the past sponsored, maintained or contributed to (or had any obligation to contribute to), or has any direct or indirect Liability (including any contingent Liability) with respect to, any plan subject to Section 302 or Title IV of ERISA (including any Multiemployer Plan) or Section 412, 430 or 4971 of the Code that has not been satisfied in full.

(f) No MGO Benefit Plan has any current or future liability for, and no MGO Benefit Plan provides or promises, any health or welfare benefits, including post-retirement health, medical, hospitalization, disability, death, life or other retiree welfare benefits (whether insured or self-insured) with respect to current or former employees, officers, independent contractors, consultants or directors of MGO or MGO Subsidiaries (or their spouse, dependents or beneficiaries) beyond their retirement or other termination of service, other than coverage mandated by applicable Law.

(g) (i) Each of the MGO Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter as to its qualification and (ii) there are no existing circumstances or any events that have occurred that would reasonably be expected to result in the loss of the qualified status of any such plan. Each such favorable determination letter has been provided or made available to HMI. Each trust created under any such MGO Benefit Plan is exempt from taxes under Section 501(a) of the Code and has been so exempt since its creation.

(h) All returns, reports and disclosure statements required to be made under ERISA and the Code with respect to all MGO Benefit Plans have, in all material respects, been timely filed or delivered. None of MGO, the MGO Subsidiaries or any of their respective ERISA Affiliates nor any of their directors, officers, employees or agents, nor any fiduciary, trustee or administrator of any MGO Benefit Plan or trust created under any MGO Benefit Plan, has engaged in or been a party to any “prohibited transaction” as defined in Section 4975 of the Code and Section 406 of ERISA that could result in any material liability being incurred by MGO or the MGO Subsidiaries.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will, except as required by the terms of this Agreement, (i) result in any payment (including severance and unemployment compensation, forgiveness of Indebtedness or otherwise) becoming due to any current or former director or any employee, director, independent contractor or consultant of MGO or any MGO Subsidiary, (ii) increase any compensation or benefits otherwise payable under any MGO Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any compensation or benefits under any MGO Benefit Plan, (iv) result in any breach or violation of, or default under or limit MGO’s or any MGO Subsidiary’s right to amend, modify, terminate or transfer the assets of, any MGO Benefit Plan or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) or result in an excise tax under Section 4999 of the Code.

(j) Each MGO Benefit Plan, if any, which is maintained outside of the United States (i) has, in all material respects, been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such MGO Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment has, in all material respects, met all requirements for such treatment and (iii) that is intended to be funded or book-reserved are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(k) Each MGO Benefit Plan has been maintained and operated in documentary and operational compliance in all materials respects with any applicable provisions of Section 409A of the Code or an available exemption therefrom.

(l) MGO is not a party to nor does it have any obligation under any MGO Benefit Plan to gross-up, indemnify or otherwise compensate any Person for excise Taxes, interest or penalties, including any Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 457A or 409A of the Code.

(m) Section 4.10(m) of the MGO Disclosure Schedules sets forth each severance, termination or other similar payment or provision of benefits that an employee or consultant would be entitled to receive pursuant to his or her employment agreement or consultant agreement, other terms of employment or consultancy or applicable law as a result of the Transactions or a termination of employment or consultancy in connection therewith at the Closing that would exceed $100,000 along with an aggregate total for employees or consultants who would not individually exceed that threshold.

4.11 Labor Matters.

(a) Neither MGO nor any MGO Subsidiary is a party to, or bound by, or is currently negotiating in connection with entering into or amending, any collective bargaining agreement or other Contract with a labor or trade union, works council or labor organization. During the past two years, there has been no material labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Knowledge of MGO, threatened against or affecting MGO or any MGO Subsidiaries. To the Knowledge of MGO, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of MGO or any MGO Subsidiary.

(b) There are no, and in the past two years there have not been any, material unfair labor practice complaints pending or, to the Knowledge of MGO, threatened against MGO or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority.

(c) MGO and each MGO Subsidiary are and have been since January 1, 2021 in compliance with all applicable Law respecting labor and employment, including without limitation, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, sexual harassment, discrimination, exempt and non-exempt status, compensation and benefits, wages and hours and the Worker Adjustment and Retraining Notification Act of 1988, as amended, overtime, the payment of wages and withholding of Taxes, except where such non-compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on MGO.

(d) To MGO’s Knowledge, in the last two years, (i) no allegations of sexual harassment or misconduct or workplace discrimination or harassment (including based on race, ethnicity or gender) have been made against any current or former employee of MGO, and (ii) neither MGO nor any of the MGO Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment or misconduct or workplace discrimination or harassment (including, without limitation, based on race, ethnicity or gender) by any such employee. MGO has established and distributed to all of its employees a policy against harassment and a complaint procedure, and it has required all managers and staff to undergo anti-harassment training where required by applicable Laws.

(e) Each current and former individual who has been classified by MGO as (i) an independent contractor or other non-employee status, or (ii) an exempt or non-exempt employee for purposes of the Fair Labor Standards Act (or any similar state, local or foreign Law) has been properly so classified for all purposes, including for Tax purposes and purposes of any MGO Benefit Plans. MGO has paid or properly accrued in the ordinary course of business all wages and compensation due to any current or former employees, including all overtime pay, paid time off, holidays or holiday pay and bonuses.

(f) Section 4.11(f) of the MGO Disclosure Schedules sets forth, for each employee of MGO or any MGO Subsidiary as of the date hereof, such employee’s name, employer, title, hire date, location, whether full- or part-time, annual base salary or wage rate.

4.12 Litigation. Other than as set forth on Section 4.12 of the MGO Disclosure Schedules, as of the date hereof, there are no Proceedings pending or, to MGO’s Knowledge, threatened against MGO or any MGO Subsidiary or any of their respective properties, rights or assets by or before, and there are no orders, judgments or decrees of or settlement agreements with, any Governmental Authority. Section 4.12 of the MGO Disclosure Schedules sets forth a list of all Proceedings or threatened proceedings, orders, judgments or decrees of or settlement agreements relating to MGO occurring on or prior to the date hereof.

4.13 Intellectual Properties.

(a) Section 4.13 of MGO Disclosure Schedules contains a true and complete list of all registrations or application for registration included in the MGO Owned IP, specifying as to each such item, as applicable (i) the name or title of such item, (ii) the record owner of such item, (iii) each jurisdiction in which such item is issued or registered or in which any application for issuance or registration has been filed, (iv) the respective issuance, registration, or application number of such item and (v) the date of application and issuance or registration of such item.

(b) Except as would not be material to MGO or any MGO Subsidiary: (i) MGO or a MGO Subsidiary is the sole and exclusive legal and beneficial owner of all MGO Owned IP and holds all right, title and interest in and to such MGO Owned IP and its rights under any and all MGO Licensed Intellectual Property, in each case, free and clear of all Liens (other than Permitted Liens); and (ii) MGO and each MGO Subsidiary is the sole and exclusive owner of all Intellectual Property developed or created for or on behalf of MGO or such MGO Subsidiary by former and current employees, independent contractors and other Persons.

(c) Except as would not be material to MGO or any MGO Subsidiary: (i) MGO and MGO Subsidiaries’ rights in the MGO Owned IP are valid, subsisting and enforceable; (ii) none of the MGO Owned IP has been adjudged invalid or unenforceable in whole or in part; (iii) there exist no restrictions on MGO or any MGO Subsidiary’s disclosure, use, license or transfer of the MGO Owned IP; and (iv) the consummation of the Transactions will not alter, encumber, impair or extinguish any MGO Owned IP or any of MGO or MGO Subsidiaries’ rights under any MGO Licensed Intellectual Property.

(d) Except as would not be material to MGO or any MGO Subsidiary: (i) MGO and each MGO Subsidiary owns all right, title and interest in, or otherwise has a valid, enforceable and sufficient right to use all Intellectual Property used or held for use in, or otherwise necessary to conduct the business of MGO and each MGO Subsidiary as currently conducted by MGO and each MGO Subsidiary; (ii) neither MGO nor any MGO Subsidiary is currently infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated any Intellectual Property of any Third Party; (iii) to MGO’s Knowledge, no Third Party has infringed, misappropriated or otherwise violated or is currently infringing, misappropriating or otherwise violating any MGO Intellectual Property; and (iv) there are no actions, suits, claims or proceedings pending or threatened that (A) challenge or question MGO’s or any MGO Subsidiary’s ownership or right to use any MGO Owned IP or (B) assert infringement, misappropriation or violation by MGO or any MGO Subsidiary of any Intellectual Property of a Third Party.

(e) Except as would not be material to MGO or any MGO Subsidiary: (i) MGO and MGO Subsidiaries have implemented commercially reasonable policies and have taken commercially reasonable steps necessary to maintain, protect and enforce their rights in the MGO Owned IP, including payment of all applicable maintenance fees and steps necessary to protect and preserve the confidentiality of all trade secrets and other confidential information included in the MGO Owned IP; and (ii) to MGO’s Knowledge, no employees, independent contractors or other Persons have disclosed any of the trade secrets or other confidential information included in the MGO Owned IP.

(f) Except as would not be material to MGO or any MGO Subsidiary: (i) the IT Systems are fully functional and operate and perform in accordance with their documentation and functional specifications and otherwise in a manner that permits MGO and each MGO Subsidiary to conduct its business as currently conducted; (ii) MGO and each MGO Subsidiary have taken all reasonable steps to protect the confidentiality, integrity and security of the IT Systems used in connection with the conduct of the business of MGO and any MGO Subsidiary from Contaminants and from any unauthorized use, access, interruption, modification or corruption, including commercially reasonable data backup, disaster avoidance and recovery procedures and business continuity procedures; and (iii) to MGO’s Knowledge, there has been no unauthorized access, use, intrusion, interruption, modification, breach or failure of MGO or any MGO Subsidiary’s IT Systems, and the data and information which they store or process has not been corrupted or accessed without MGO’s or any MGO Subsidiary’s authorization. As used herein, “Contaminants” means any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such software or data or other software of users.

(g) Except as would not be material to MGO or any MGO Subsidiary: (i) MGO and each MGO Subsidiary complies with, and has at all times complied with, (A) applicable Law, as well as its own rules, policies, and procedures, relating to privacy, security, data protection and the collection, retention, processing, storage, transfer, protection and use of Personal Data collected, used or held for use by MGO or any MGO Subsidiary and (B) all Contracts under which MGO or any MGO Subsidiary is a party to or bound by relating to privacy, security, data protection and the collection, retention, processing, storage, transfer, protection and use of Personal Data collected, used or held for use by MGO or any MGO Subsidiary (collectively, “Privacy Obligations”); (ii) no Personal Data has been collected, used, stored or otherwise processed, transferred or disclosed by MGO or any MGO Subsidiary in violation of any Privacy Obligations; (iii) no action is pending or, to MGO’s Knowledge, threatened against MGO or any MGO Subsidiary alleging a violation of any Privacy Obligation; and (iv) the consummation of the Transactions will not breach or otherwise cause any violation by MGO or any MGO Subsidiary of any Privacy Obligation of MGO or such MGO Subsidiary.

4.14 Real Property; Assets. Neither MGO nor any MGO Subsidiary owns any real property. Section 4.14 of MGO Disclosure Schedules sets forth a list, as of the date hereof, of Contracts pursuant to which MGO or any MGO Subsidiary leases, subleases or occupies any real property that is material to MGO or its Subsidiaries, in each case, other than Contracts for ordinary course arrangements at “shared workspace” or “coworking space” facilities that are not material (such Contracts, “MGO Leases”). Neither MGO nor any MGO Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy any real property subject to a MGO Lease or any portion thereof. Each MGO Lease is valid, binding and in full force and effect, subject to the Enforceability Exceptions, and no uncured default of a material nature on the part of MGO or, if applicable, any MGO Subsidiary or, to MGO’s Knowledge, the landlord thereunder exists with respect to any MGO Lease. MGO or a MGO Subsidiary has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable MGO Lease, each real property subject to MGO Leases necessary for the conduct of the business of MGO and MGO Subsidiaries as currently conducted, free and clear of all Liens, other than Permitted Liens. MGO or a MGO Subsidiary has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of MGO and MGO Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens, other than Permitted Liens.

4.15 Data Protection and Cybersecurity.

(a) For the purposes of this Section 4.15, the terms “personal data breach” and “processing” (and its cognates) shall have the meaning given to them in the GDPR.

(b) MGO (i) has implemented and maintains appropriate technical and organizational measures designed to protect Personal Data relating to the business of MGO against personal data breaches and cybersecurity incidents and (ii) complies in all material respects with all contractual obligations to which it is bound relating to the privacy, security, processing, transfer and confidentiality of Personal Data.

(c) Except as would not, individually or in the aggregate, be material to MGO, taken as a whole, since January 1, 2021, none of MGO or any MGO Subsidiary has (i) suffered, or has discovered, any security breach of or, to the Knowledge of MGO, intrusion into any of MGO’s computer networks, the IT Systems or any other computer networks or systems containing Personal Data or MGO’s data, (ii) been subject to any actual, pending or, to the Knowledge of MGO, threatened in writing investigations, notices or requests from any Governmental Authority in relation to their data processing or cybersecurity activities, and (iii) received any actual, pending or, to the Knowledge of MGO, threatened claims from individuals alleging any breach of, or exercising their rights under, Data Protection Laws.

4.16 Material Contracts.

(a) Other than this Agreement, the Ancillary Documents or as set forth in Section 4.16 of the MGO Disclosure Schedules, there are no Contracts to which MGO is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $25,000, (ii) may not be cancelled by MGO on less than 60 days’ prior notice without payment of a material penalty or termination fee,

(iii) prohibits, prevents, restricts or impairs in any material respect any business practice of MGO or any of its current or future Affiliates, any acquisition of material property by MGO or any of its current or future Affiliates, or restricts in any material respect the ability of MGO or any of its current or future Affiliates from engaging in any business or from competing with any other Person or (iv) is a “material contract” (as such term is defined in Regulation S-K of the Securities Act) (each, a “MGO Material Contract”). MGO has made all MGO Material Contracts available to HMI, other than those that are exhibits to MGO’s annual report for the fiscal year ended December 31, 2023 on Form 10-K that was filed with the SEC on April 1, 2024 as amended by the Form 10-K/A filed on June 3, 2024 or MGO’s Quarterly Report on Form 10-Q that was filed on May 20, 2024 (collectively, the “2024 SEC Reports”).

(b) With respect to each MGO Material Contract: (i) the MGO Material Contract was entered into at arms’-length and in the ordinary course of business, (ii) the MGO Material Contract is valid, binding and enforceable in all material respects against MGO and, to the Knowledge of MGO, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions), (iii) MGO is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by MGO, or permit termination or acceleration by the other party, under such MGO Material Contract, and (iv) to the Knowledge of MGO, no other party to any MGO Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by MGO under any MGO Material Contract.

4.17 Transactions with Affiliates. Section 4.17 of the MGO Disclosure Schedules sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between MGO, on the one hand, and any present or former director, officer, employee, manager, direct equityholder or Affiliate of MGO, or any immediate family member of any of the foregoing.

4.18 Investment Company Act; JOBS Act. MGO is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company”, in each case within the meaning of the Investment Company Act. MGO constitutes an “emerging growth company” within the meaning of the JOBS Act.

4.19 Finders and Brokers. Except as set forth in Section 4.19 of the MGO Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from MGO, the MGO Principals or any of their respective Affiliates in connection with the Transactions based upon arrangements made by or on behalf of MGO, the MGO Principals or any of their respective Affiliates.

4.20 Certain Business Practices.

(a) For the past five years, MGO has been in compliance with the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), and all other applicable anti-corruption and anti-bribery Laws, in all material respects. MGO is not subject to any Action by any Governmental Authority involving any actual or, to the Knowledge of MGO, suspected, violation of any applicable anti-corruption Law.

(b) For the past five years, the operations of MGO have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, to the extent applicable, and no Action involving MGO with respect to any of the foregoing is pending or, to the Knowledge of MGO, threatened.

(c) None of MGO or any of its directors or officers, or, to the Knowledge of MGO, any other Representative acting on behalf of MGO is currently the target of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the U.S. Department of State, or the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom (“Sanctions”), including (i) identified on the OFAC Specially Designated Nationals and Blocked Persons List, (ii) organized, resident, or located in, or a national of a comprehensively sanctioned country (currently, Cuba, Iran, Syria, North Korea, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic) (each a “Sanctioned Country”), or (iii) in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled, by a Person identified in (i) or (ii); and MGO has not, directly or knowingly indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any Sanctioned Country or for the purpose of financing the activities of any Person currently the target of, or otherwise in violation of, applicable Sanctions in the last five fiscal years. Neither MGO nor any of its directors or officers, nor, to the Knowledge of MGO, any other Representative acting on behalf of MGO has, in the last five fiscal years, engaged in any conduct, activity, or practice that would constitute a violation or apparent violation of any applicable Sanctions. No Action involving MGO with respect to any of the foregoing is pending or, to the Knowledge of MGO, threatened.

4.21 Insurance. Section 4.21 of the MGO Disclosure Schedules lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by MGO relating to MGO or its business, properties, assets, directors, officers and employees, copies of which have been provided to HMI. All premiums due and payable under all such insurance policies have been timely paid and MGO is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of MGO, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by MGO. MGO has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to MGO.

4.22 Information Supplied. None of the information supplied or to be supplied by MGO or its Subsidiaries, Affiliates and Representatives expressly for inclusion or incorporation by reference: (a) in any current report on Form 6-K or Form 8-K or report on Form 20-F or Form 10-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions, (b) in the Registration Statement or (c) in the mailings or other distributions to MGO Shareholders and prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.23 No Undisclosed Liabilities. Neither MGO nor any MGO Subsidiary has any liabilities of any nature, whether or not accrued, contingent, absolute or otherwise, except (a) as and to the extent specifically disclosed, reflected or reserved against in MGO’s consolidated balance sheet (or the notes thereto) included in MGO’s SEC Reports filed or furnished prior to the date hereof, (b) for liabilities incurred or which have been discharged or paid in full, in each case, in the ordinary course of business consistent with past practice since June 18, 2024 (other than any liability for any material breaches of Contracts), or (c) as expressly required or expressly contemplated by this Agreement or resulting from the Transactions. Section 4.23 of the MGO Disclosure Schedules sets forth a list of all liabilities referenced in (a) and (b) hereof.

4.24 MGO Acknowledgment. Except for the representations and warranties contained in Article V, Article VI and Article VII and the certificate delivered pursuant to Section 10.3(c), MGO acknowledges that none of HMI, Holdings, the HMI Shareholders, any of their respective Affiliates or Representatives or any other Person makes, and MGO acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to HMI or any of its Subsidiaries, Holdings or any of its Subsidiaries or the HMI Shareholders or with respect to any other information provided or made available to MGO or its Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to MGO or to MGO’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions, or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article V, Articles VI and Article VII. Without limiting the generality of the foregoing, MGO acknowledges that, except as may be expressly provided in Article V, Article VI and Article VII and the certificate delivered pursuant to Section 10.3(c), no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available, directly or indirectly, to MGO, any of its Representatives or any other Person.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF HOLDINGS

Holdings represents and warrants to MGO, as of the date hereof and as of the Closing, as follows.

5.1 Organization and Standing. Subject to filing the A&R Holdings Charter, Holdings is a company duly incorporated, validly existing and in good standing under the Laws of the Marshall Islands and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted in each case, except where the failure to be in good standing or to have such corporate power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Holdings. Holdings is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in each case where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Holdings. Holdings has made available to MGO and HMI accurate and complete copies of its Organizational Documents, as currently in effect. Holdings is not in violation of any provision of its Organizational Documents in any material respect.

5.2 Authorization; Binding Agreement. Holdings has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions have been duly and validly authorized by the board of directors and shareholder of Holdings and no other corporate proceedings, other than as expressly set forth elsewhere in this Agreement (including the filing of the A&R Holdings Charter), on the part of Holdings are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder or thereunder or to consummate the Transactions. This Agreement has been, and each Ancillary Document to which Holdings is a party has been or shall be when delivered, duly and validly executed and delivered by Holdings and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of Holdings, enforceable against Holdings in accordance with its terms, subject to the Enforceability Exceptions.

5.3 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of Holdings is required to be obtained or made in connection with the execution, delivery or performance by Holdings of this Agreement and each Ancillary Document to which it is a party or the consummation by Holdings of the Transactions, other than

(a) such filings as are expressly contemplated by this Agreement,

(b) any filings required with Nasdaq or the SEC with respect to the Transactions,

(c) any the applicable requirements of any Antitrust Laws and the expiration or termination of the required waiting periods, or the receipt of other Consents, thereunder,

(d) applicable requirements, if any, of the Securities Act, the Exchange Act, and any state “blue sky” securities Laws, and the rules and regulations thereunder and

(e) where the failure to obtain such Consents, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Holdings.

5.4 Non-Contravention. The execution and delivery by Holdings of this Agreement and each Ancillary Document to which it is a party, the consummation by Holdings of the Transactions, and compliance by Holdings with any of the provisions hereof and thereof, will not

(a) subject to the filing of the A&R Holdings Charter conflict with or violate any provision of Holdings’ Organizational Documents,

(b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.3 hereof, and any condition precedent to such Consent having been satisfied, conflict with or violate any Law, Order or Consent applicable to Holdings or any of its properties or assets, or

(c) (i) violate, conflict with or result in a breach of,

(ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under,

(iii) result in the termination, withdrawal, suspension, cancellation or modification of,

(iv) accelerate the performance required by Holdings under,

(v) result in a right of termination or acceleration under,

(vi) give rise to any obligation to make payments or provide compensation under,

(vii) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of Holdings under,

(viii) give rise to any obligation to obtain any Third Party Consent or provide any notice to any Person, or

(ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of Holdings except for any deviations from any of the foregoing clauses (b) or (c), individually or in the aggregate, that would not reasonably be expected to have a Material Adverse Effect on Holdings.

5.5 Capitalization. As of the date hereof and as of immediately prior to the Closing, Holdings is authorized to issue a further maximum of 100 Holdings Common Shares and no preference shares. As of the date hereof, Holdings has 100 Holdings Common Shares issued and outstanding, which are owned by HMI. Prior to giving effect to the Transactions, Holdings does not have any Subsidiaries or own any equity interests in any other Person other than Merger Sub.

5.6 Holdings Activities. Since its formation, Holdings (a) has not engaged in any business activities other than as contemplated by this Agreement, (b) has not owned directly or indirectly any ownership, equity, profits or voting interest in any Person, (c) other than fees in respect of its incorporation, has not had any assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Transactions and other de minimis assets or Liabilities, and (d) other than its Organizational Documents, this Agreement and the Ancillary Documents to which it is a party, has not been party to or bound by any Contract.

5.7 Finders and Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from MGO, Holdings, the HMI Companies or any of their respective Affiliates in connection with the Transactions based upon arrangements made by or on behalf of Holdings.

5.8 Investment Company Act. Holdings is not an “investment company” or, a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company”, in each case within the meanings of the Investment Company Act.

5.9 Taxes. To the knowledge of Holdings, there is no plan or intention to cause HMI or MGO to be liquidated (for federal income Tax purposes) following the Transactions.

5.10 Information Supplied. None of the information supplied or to be supplied by Holdings expressly for inclusion or incorporation by reference: (a) in any current report on Form 6-K or Form 8-K or report on Form 20-F, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions, (b) in the Registration Statement or (c) in the mailings or other distributions to MGO Shareholders and prospective investors (including any actual or prospective PIPE Investors) with respect to the consummation of the Transactions or in any amendment to any of documents identified in clauses (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Holdings does not make any representation, warranty or covenant with respect to any information supplied by or on behalf of MGO, the HMI Companies, the HMI Shareholders or any of their respective Affiliates.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF HMI

Except as set forth in the disclosure schedules delivered by HMI to MGO on the date hereof (the “HMI Disclosure Schedules”), HMI hereby represents and warrants to MGO and as of the Closing, as follows.

6.1 Organization and Standing.

(a) HMI is a company duly incorporated, validly existing and in good standing under the Laws of the Republic of the Marshall Islands and has all requisite corporate or other entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be in good standing or to have such corporate power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on HMI.

(b) Each HMI Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or other entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each HMI Company is qualified or licensed and in good standing (to the extent such concept exists) to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in each case where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on HMI.

(c) HMI has provided to MGO accurate and complete copies of the Organizational Documents of each HMI Company, each as amended to date and as currently in effect. No HMI Company is in violation of any provision of its Organizational Documents in any material respect.

6.2 Authorization; Binding Agreement. HMI and each HMI Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform HMI’s or such HMI Company’s obligations hereunder and thereunder, and to consummate the Transactions. The execution and delivery of this Agreement and each Ancillary Document to which HMI or a HMI Company is or is required to be a party and the consummation of the Transactions (a) have been duly and validly authorized by the board of directors and shareholders of HMI or such HMI Company (as applicable) in accordance with HMI’s or such HMI Company’s Organizational Documents and any applicable Law and (b) no other corporate proceedings on the part of HMI or such HMI Company is necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions. This Agreement has been, and each Ancillary Document to which HMI or any HMI Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by HMI or such HMI Company, as applicable, and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of HMI, in each case, enforceable against HMI and such HMI Companies in accordance with its terms, subject to the Enforceability Exceptions.

6.3 Capitalization.

(a) The issued share capital of HMI consists of 95,808 HMI Shares and there are no other issued or outstanding equity interests of HMI. The HMI Shareholders are the legal and beneficial owners of all of the issued HMI Shares, with each HMI Shareholder owning the HMI Shares set forth opposite the name of that HMI Shareholder in the corresponding column of Schedule 1 to this Agreement.

(b) All of the issued HMI Shares have been duly authorized and are fully paid and not in violation of any purchase option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of the Business Corporations Act of the Republic of the Marshall Islands, any other applicable Law, HMI’s Organizational Documents or any Contract to which HMI is a party or by which HMI or its securities are bound.

(c) No HMI Company currently has any stock option or other equity incentive plans. There are no HMI Convertible Securities or pre-emptive rights or rights of first refusal or first offer, except for those rights as provided in HMI’s Organizational Documents which have been disapplied and waived by the HMI Shareholders pursuant to Section 2.7 hereof, nor are there any Contracts, commitments, arrangements or restrictions to which HMI or any of the HMI Shareholders or any of their respective Affiliates are a party or bound relating to any equity securities of HMI, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to HMI. There are no voting trusts, proxies, shareholder agreements or any other written agreements or understandings with respect to the voting or transfer of any of HMI Shares. Except as set forth in HMI’s Organizational Documents, there are no outstanding contractual obligations of HMI to repurchase, redeem or otherwise acquire any of its equity interests or securities, nor has HMI granted any registration rights to any Person with respect to its equity securities. All of the issued and outstanding securities of HMI have been granted, offered, sold and issued in material compliance with all applicable Laws. As a result of the consummation of the Transactions, no equity interests of HMI are issuable and no rights in connection with any interests, warrants, rights, options or other securities of HMI accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

6.4 HMI Subsidiaries. Section 6.4 of the HMI Disclosure Schedules sets forth the name of each HMI Subsidiary, and with respect to each HMI Subsidiary (a) its jurisdiction of organization and (b) the percentage of ownership by HMI with respect to each HMI Subsidiary. The foregoing represents all of the issued and outstanding equity interests of the HMI Companies as of the date of this Agreement. All of the outstanding equity securities of each HMI Subsidiary are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable Laws, and owned by one or more of the HMI Companies free and clear of all Liens (other than those, if any, imposed by such HMI Subsidiary’s Organizational Documents or applicable Laws). There are no Contracts to which HMI or any of HMI Subsidiaries is a party or bound with respect to the voting (including voting trusts or proxies) or transfer of the equity interests of any HMI Subsidiary other than the Organizational Documents of any such HMI Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any HMI Subsidiary is a party or which are binding upon any HMI Subsidiary providing for the issuance or redemption of any equity interests of any HMI Subsidiary. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any HMI Subsidiary. No HMI Subsidiary has any limitation, whether by Contract, Order, or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another HMI Company. Other than HMI Subsidiaries, no HMI Company has any Subsidiaries. Except for the equity interests of HMI Subsidiaries listed on Section 6.4 of the HMI Disclosure Schedules: (i) no HMI Company owns or has any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person, (ii) no HMI Company is a participant in any joint venture, partnership or similar arrangement and (iii) there are no outstanding contractual obligations of a HMI Company to provide funds to or make any loan or capital contribution to any other Person.

6.5 Governmental Approvals. No Consent of or with any Governmental Authority on the part of any HMI Company is required to be obtained or made in connection with the execution, delivery or performance by HMI or any HMI Company of this Agreement or any Ancillary Documents to which HMI or any HMI Company is or required to be a party or otherwise bound, or the consummation by HMI or the HMI Companies of the Transactions other than (a) any filings required with Nasdaq or the SEC with respect to the Transactions, (b) applicable requirements, if any, of the Securities Act, the Exchange Act, and any state “blue sky” securities Laws, and the rules and regulations thereunder, (c) applicable requirements or any Antitrust Laws and the expiration or termination of the required waiting periods, or the receipt of other Consents, thereunder, and (d) where the failure to obtain such Consents, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on HMI.

6.6 Non-Contravention. The execution and delivery by HMI (or any other HMI Company, as applicable) of this Agreement and each Ancillary Document to which any HMI Company is or is required to be a party, and the consummation by any HMI Company of the Transactions and compliance by any HMI Company with any of the provisions hereof and thereof, will not:

(a) conflict with or violate any provision of any HMI Company’s Organizational Documents,

(b) subject to obtaining the Consents from Governmental Authorities referred to in Section 6.5 hereof and any condition precedent to such Consent having been satisfied, conflict with or violate any Law, Order or Consent applicable to any HMI Company or any of its properties or assets, or

(c) (i) violate, conflict with or result in a breach of,

(i) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under,

(ii) result in the termination, withdrawal, suspension, cancellation or modification of,

(iii) accelerate the performance required by any HMI Company under,

(iv) result in a right of termination or acceleration under,

(v) give rise to any obligation to make or increase payments or provide compensation under,

(vi) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of any HMI Company under,

(vii) give rise to any obligation to obtain any Third Party Consent or provide any notice to any Person or

(viii) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any HMI Material Contract, except in cases of clauses (b) and (c), as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on HMI.

6.7 Financial Statements.

(a) HMI has made available (or, pursuant to Section 8.6, shall make available) to MGO true, correct and complete copies of (i) the audited consolidated balance sheet and statements of net loss, comprehensive loss, and cash flows of the HMI Companies as of and for the years ended December 31, 2021 2022 and 2023 (the “HMI Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet and statements of net loss, comprehensive loss, and cash flows of the HMI Companies as of and for the three months ended March 31, 2024 (the “HMI Unaudited Financial Statements” and together with HMI Audited Financial Statements, the “HMI Financial Statements”).

(b) The HMI Financial Statements

(i) fairly present in all material respects the consolidated financial position of the HMI Companies, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in shareholders’ equity and their consolidated cash flows for the respective periods then ended,

(ii) were prepared in conformity with U.S. GAAP applied on a consistent basis during the periods involved (except as may be disclosed in the footnote disclosures thereto, and except that HMI Unaudited Financial Statements do not include footnotes or normal year-end adjustments, none of which would be material),

(iii) were prepared from, and are in accordance with, in all material respects, the books and records of the HMI Companies,

(iv) with respect to the HMI Audited Financial Statements for the years ended December 31, 2022 and 2023, were audited in accordance with the standards of the Public Company Accounting Oversight Board and contain an unqualified report of HMI’s auditor, and

(v) when delivered after the date hereof by HMI for inclusion in the Registration Statement and the Proxy Statement for filing with the SEC following the date of this Agreement in accordance with Section 8.18, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant in effect as of the respective dates thereof.

(c) HMI has not identified, and has not received from any independent auditor of HMI any written notification of, (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by HMI, (ii) any Fraud, whether or not material, that involves HMI’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by HMI or (iii) any written claim or allegation regarding any of the foregoing.

(d) There are no outstanding loans or other extensions of credit made by the HMI Companies to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the HMI Companies.

(e) Except as set forth in Section 6.7(e) of HMI Disclosure Schedules, as of the date hereof, the HMI Companies do not have any Indebtedness of the type referred to in clauses (a)-(e) of the definition thereof.

(f) Except for those that will be reflected or reserved on or provided for in the balance sheets of HMI contained in HMI Financial Statements, no HMI Company has any Liabilities of a nature required to be disclosed on a balance sheet in accordance with U.S. GAAP, except for (i) those that were incurred after September 30, 2023 in the ordinary course of business, none of which are material, individually or in the aggregate, (ii) obligations for future performance under any contract to which any HMI Company is a party, or (iii) Liabilities incurred for transaction expenses in connection with this Agreement, any Ancillary Document or the Transactions.

6.8 Absence of Certain Changes. Except for actions expressly contemplated by this Agreement, Ancillary Documents and the Transactions, each HMI Company, since December 31, 2023, (a) has conducted its business only in the ordinary course of business and (b) has not been subject to a Material Adverse Effect.

6.9 Compliance with Laws. (a) each HMI Company is and, since January 1, 2021 has been, in compliance in all material respects with, and not in conflict, default or violation in each case in any material respect of, any applicable Laws and (b) no HMI Company has received, since January 1, 2021, any written or, to the Knowledge of HMI, oral notice of any material conflict or material non-compliance with, or material default or material violation of, any applicable Laws by which it is or was bound.

6.10 Company Permits. Each HMI Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any HMI Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted, and to own, lease and operate its assets and properties (collectively, the “HMI Permits”), except where the failure to obtain or maintain the same, individually or in the aggregate, has not had and would not reasonably be expected to be material to the HMI Companies, taken as a whole or otherwise limit the ability of any HMI Company to perform on a timely basis its obligations under this Agreement or the Ancillary Documents to which it is or required to be a party or otherwise bound. Except in each case where the failure or violation, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on HMI, (a) each material HMI Permit is in full force and effect, and no suspension or cancellation of any of HMI Permits is pending or, to HMI’s Knowledge, threatened, (b) no HMI Company is in violation in any material respect of the terms of any material HMI Permit and (c) since January 1, 2021, no HMI Company has received any written, or to the Knowledge of HMI, oral notice of any Actions relating to the revocation or material modification of any HMI Permit and, to the Knowledge of HMI, no circumstances exist or have existed which would be reasonably likely to result in such revocation or modification.

6.11 Litigation. Except as set forth in Section 6.11 of HMI Disclosure Schedules, there is no (a) material Action of any nature currently pending or, to HMI’s Knowledge, threatened (and no such Action has been brought or, to the Knowledge of HMI, threatened in the past three years) or (b) material Order now pending or outstanding or that was rendered by a Governmental Authority in the past three years in either case of (a) or (b) by or against any HMI Company, its current or former directors, officers or equity holders in their capacity as such, its business, equity securities or assets. As of the date of this Agreement, none of the current or former officers, senior management or directors of any HMI Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving Fraud as it relates to the business of any HMI Company, except in each case where the charge, indictment arrest or conviction, individually or in the aggregate, has not had and would not reasonably be expected to be material to the HMI Companies, taken as a whole, or otherwise limit the ability of HMI to perform on a timely basis its obligations under this Agreement or the Ancillary Documents to which it is or is required to be a party or otherwise bound.

6.12 Material Contracts.

(a) Section 6.12(a) of HMI Disclosure Schedules sets forth a true, correct and complete list of, and HMI has made available to MGO (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which any HMI Company is a party or by which any HMI Company, or any of its properties or assets, are bound (each Contract required to be set forth on Section 6.12(a) of HMI Disclosure Schedules, an “HMI Material Contract”) that:

(i) contains covenants that limit the ability of any HMI Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or first offer or most-favored pricing clauses (in each case other than pursuant to confidentiality arrangements entered into in the ordinary course of business) or (B) to purchase or acquire an interest in any other Person;

(ii) relates to the formation, creation, operation, management or control of any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement;

(iii) evidences Indebtedness of the type referred to in clauses (a) through (e) of the definition thereof of any HMI Company having an outstanding principal amount in excess of $300,000;

(iv) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices other than those entered into in the ordinary course of business of the HMI Companies on behalf of a customers or any ordinary course transactions that are settled on a daily basis;

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or shares or other equity interests of any HMI Company or another Person in each case with an aggregate value in excess of $300,000;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any HMI Company, its business or material assets;

(vii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the HMI Companies under such Contract or set of related Contracts of at least $150,000 per year or $250,000 over the life of such Contracts;

(viii) pursuant to which any HMI Company has been granted from a Third Party any license, right, immunity or authorization to use or otherwise exploit any Intellectual Property, excluding (A) Incidental Licenses, and (B) licenses for “shrink wrap”, “click wrap”, and “off the shelf” software, and (C) licenses for uncustomized software that is commercially available to the public generally with one-time or annual license, maintenance, support and other fees of less than $100,000;

(ix) pursuant to which any HMI Company has (A) acquired from any Third Party any ownership right to any material Intellectual Property, excluding Contributor Agreements, or (B) transferred to any Third Party any ownership right to any material Intellectual Property;

(x) pursuant to which any HMI Company has granted to any Third Party any license, right, immunity or authorization to use or otherwise exploit any HMI Owned IP, excluding Incidental Licenses;

(xi) obligates the HMI Companies to provide continuing indemnification or a guarantee of obligations of a Third Party after the date hereof in excess of $100,000;

(xii) each employment, severance, retention, change in control or other Contract (excluding customary form offer letters and other standard form agreements entered into in the ordinary course of business) with any employee or other individual independent contractor of HMI or any HMI Company who receives annual base cash salary of $500,000 or more;

(xiii) is a labor agreement, collective bargaining agreement, or other labor-related agreement or arrangement with any labor union, labor organization, works council or other employee-representative body;

(xiv) other than under its Organizational Documents, is between any (A) HMI Company and (B) any HMI Shareholder or any directors, officers or employees of a HMI Company (other than at-will employment, assignment of Intellectual Property or confidentiality arrangements entered into in the ordinary course of business) or any of their respective Affiliates or other Related Person, including all non-competition, severance and indemnification agreements;

(xv) obligates the HMI Companies to make any capital commitment or expenditure in excess of $500,000 (including pursuant to any joint venture);

(xvi) relates to a settlement of any Action requiring payments in excess of $500,000 or under which any HMI Company has outstanding obligations (other than customary confidentiality or non-disparagement obligations);

(xvii) provides another Person (other than another HMI Company or any manager, director or officer of any HMI Company) with a power of attorney;

(xviii) is with a Material Merchant, Material Supplier or Material Vessel Owner with a value in excess of $100,000; or

(xix) that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by HMI as an exhibit for a Form F-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if HMI was the registrant.

(b) Except where the failure, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on HMI, with respect to each HMI Material Contract:

(i) such HMI Material Contract is valid and binding and enforceable against the HMI Company party thereto and, to the Knowledge of HMI, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions),

(ii) the consummation of the Transactions will not affect the validity or enforceability of any HMI Material Contract,

(iii) no HMI Company is in breach or default, and to HMI’s Knowledge, no event has occurred that with the passage of time or giving of notice or both would constitute a breach or default by any HMI Company, or permit termination or acceleration by the other party thereto, under such HMI Material Contract,

(iv) to the Knowledge of HMI, no other party to such HMI Material Contract is in breach or default, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by any HMI Company, under such HMI Material Contract,

(v) no HMI Company has received or served written or, to the Knowledge of HMI, oral notice of an intention by any party to any such HMI Material Contract to terminate such HMI Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect the HMI Companies and

(vi) no HMI Company has waived any rights under any such HMI Material Contract.

6.13 Intellectual Property.

(a) Section 6.13(a) of HMI Disclosure Schedules sets forth a list of all registered, issued, and applied-for Intellectual Property owned by a HMI Company (“HMI Registered IP”), specifying as to each item, as applicable: (i) its title, (ii) its owner, (iii) the jurisdictions in which the item is issued, registered or applied-for, (iv) the issuance, registration or application numbers and dates of registration, issuance or application, and (v) for Internet domain-name registrations, the domain name, expiry date and registrar. All HMI Registered IP is subsisting and, to the Knowledge of HMI, all registered or issued HMI Registered IP is valid and enforceable. No Action is pending or, to the Knowledge of HMI, threatened, against a HMI Company that challenges the validity, enforceability or ownership of any HMI Registered IP.

(b) The HMI Companies (i) exclusively own all material HMI Owned IP, free and clear of all Liens (other than Permitted Liens) and (ii) to the Knowledge of HMI have the right to use all Intellectual Property used in the conduct of the business of the HMI Companies as currently conducted. The execution and delivery by HMI (or any other HMI Company, as applicable) of this Agreement and each Ancillary Document to which any HMI Company is or is required to be a party, the consummation by any HMI Company of the Transactions, and the compliance by any HMI Company with any of the provisions hereof and thereof, will not result in the loss, termination or impairment of any rights of the HMI Companies in any material Intellectual Property.

(c) To the Knowledge of HMI, (i) no HMI Company is currently Infringing, or has, in the past three years, Infringed any Intellectual Property of any other Person in any material respect, and (ii) no Third Party is Infringing any material HMI Owned IP. Since January 1, 2021, no HMI Company has received any written or, to the Knowledge of HMI, oral, notice or claim, asserting that any HMI Company has Infringed the Intellectual Property of any other Person in any material respect.

(d) All Contributors who have contributed to the development of material Intellectual Property for any HMI Company have executed a Contributor Agreement. No Contributor has claimed any ownership interest in any material Intellectual Property purported to be owned by a HMI Company. Each HMI Company has taken commercially reasonable measures to protect and maintain the confidentiality of all Trade Secrets included in HMI Owned IP. No Governmental Authority or educational or research institution owns or otherwise holds, or has the right to obtain, any rights to any material HMI Owned IP.

(e) The IT Systems (i) operate in all material respects in accordance with their documentation and functional specifications and have not malfunctioned or failed in the last two years in a manner that has had a material impact on the operations of any HMI Company, and (ii) are sufficient in all material respects to permit the HMI Companies to conduct their business as currently conducted. HMI has taken commercially reasonable actions to protect the confidentiality, integrity and security of the IT Systems against unauthorized use, access, interruption, modification and corruption. Since January 1, 2021, there has been no unauthorized access to the IT Systems that has resulted in any unauthorized use, access, modification, misappropriation, deletion, corruption, or encryption of any material information or data stored therein. HMI has implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the IT Systems, in each case consistent with customary practices for the industry in which the HMI Companies operate.

6.14 Taxes and Returns.

(a) Each HMI Company has timely filed, or caused to be timely filed, all income and other material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects. Each HMI Company has timely paid, or caused to be timely paid, all material Taxes required to be paid by it, other than such Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in HMI Financial Statements in accordance with U.S. GAAP.

(b) Each HMI Company has complied in all material respects with all applicable Tax Laws relating to withholding and remittance of Taxes, and all material amounts of Taxes required by applicable Tax Laws to be withheld by a HMI Company have been withheld and timely paid over to the appropriate Governmental Authority, including with respect to any amounts owing to or from any employee, independent contractor, shareholder, creditor, or other Third Party.

(c) There are no material claims, assessments, audits, examinations, investigations or other Actions pending, in progress or threatened against any HMI Company, in respect of any Tax, and no HMI Company has been notified in writing of any material proposed Tax claims or assessments against any HMI Company.

(d) There are no material Liens with respect to any Taxes upon any HMI Company’s assets, other than Permitted Liens. No HMI Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by any HMI Company for any extension of time within which to file any Tax Return or within which to pay any Taxes. No written claim which remains outstanding has been made by any Governmental Authority with respect to a jurisdiction in which a HMI Company does not file a Tax Return that such HMI Company is or may be subject to Tax in that jurisdiction that would be the subject of or covered by such Tax Return.

(e) No HMI Company has, or has ever had, a permanent establishment, branch or representative office in any country other than the country of its organization, and no HMI Company is treated for any Tax purpose as a resident in a country other than the country of its incorporation or formation.

(f) No HMI Company is or has ever been a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes (other than a group the common parent of which is or was HMI). No HMI Company has any Liability for the Taxes of another Person under Treasury Regulation Section 1.1502-6 (or similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract, or otherwise. No HMI Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar agreement, arrangement or practice with respect to Taxes (including any closing agreement or other agreement relating to Taxes with any Governmental Authority).

(g) No HMI Company has requested, or is the subject of or bound by, any material private letter ruling, technical advice memorandum, closing agreement, settlement agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to Taxes, nor is any such request outstanding.

(h) No HMI Company has made any change in accounting method (except as required by a change in Law) that would reasonably be expected to have a material impact on its Taxes following the Closing.

(i) Each HMI Company is duly registered for Value Added Tax in all jurisdictions in which it is required to be registered and has complied in all material respects with all requirements concerning Value Added Tax.

(j) No HMI Company (i) is treated as a domestic corporation (as such term is defined in Section 7701 of the Code) for U.S. federal income tax purposes, (ii) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or (iii) is treated as a U.S. corporation under Section 7874(b) of the Code.

(k) No HMI Company has in any year for which the applicable statute of limitations remains open distributed stock of another person, nor has had its shares distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(l) Except as disclosed on Section 6.14(l) of HMI Disclosure Schedule, no HMI Company is currently a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(m) No HMI Company has been a party to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law.

(n) No HMI Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale, excess loss account, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Tax Law) or open transaction disposition made on or prior to the Closing Date, (ii) the use of an improper method of accounting or change in any method of accounting for any taxable period (or portion thereof) ending on prior to the Closing, (iii) any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any state, local or foreign Tax law) executed prior to the Closing or (iv) any prepaid amount or deferred revenue received or accrued on or prior to the Closing. No HMI Company has made an election under Section 965(h) of the Code.

(o) Each HMI Company has duly retained all records that it is required to retain for Tax purposes, or that would be needed to substantiate any claim made or position taken in relation to Taxes.

(p) No HMI Company has taken, or agreed to take, any action that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment. To the Knowledge of each HMI Company, there are no facts or circumstances that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment. No HMI Company is aware of any plan or intention to cause Holdings or MGO to be liquidated (for U.S. federal income tax purposes) following the Merger. To the knowledge of the HMI Companies, no MGO Shareholder, HMI Shareholder or PIPE Investor has entered into, or has any current plan or intention to enter into, any Contract to dispose of any Holdings Common Shares received in the Transactions (including for the avoidance of doubt, the PIPE Investment).

6.15 Real Property. Section 6.15 of HMI Disclosure Schedules contains a complete and accurate list of all premises currently leased or subleased by a HMI Company for the operation of the business of a HMI Company, and of all current leases, lease guarantees, agreements and documents related thereto as of the date of this Agreement, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “HMI Real Property Leases”). HMI has provided to MGO a true and complete copy of each of HMI Real Property Leases. HMI Real Property Leases are valid, binding and enforceable against the HMI Company party thereto and, to the Knowledge of HMI, each other party thereto, in accordance with their terms and are in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). To the Knowledge of HMI, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a material default on the part of a HMI Company or any other party under any of HMI Real Property Leases, and no HMI Company has received notice of any such condition. No HMI Company owns any real property or any interest in real property (other than the leasehold interests in HMI Real Property Leases).

6.16 Personal Property. All items of Personal Property with a book value or fair market value of greater than $250,000 are in good operating condition and repair in all material respects (reasonable wear and tear excepted consistent with the age of such items) and are suitable for their intended use in the business of the HMI Companies. Each HMI Company has good and marketable title to, or a valid leasehold interest in or right to use or manage, all of its assets, and with respect to assets owned by HMI Companies, free and clear of all Liens other than Permitted Liens.

6.17 Employee Matters.

(a) (i) No HMI Company is a party to, or bound by, any labor agreement, collective bargaining agreement or other labor-related Contract, agreement or arrangement with any labor union, labor organization, works council, group of employees or other representative of any of the employees of any HMI Company (a “HMI Collective Bargaining Agreement”) and (ii) no employees of any HMI Company are represented by any labor union, labor organization or works council with respect to their employment with any HMI Company.

(b) HMI has no Knowledge of (i) any activities or proceedings of any labor union or other party to organize or represent any employees of any HMI Company and (ii) any pending or threatened demand by any labor union, labor organization, works council, or group of employees of any HMI Company for recognition or certification as a representative of employees of any HMI Company in such capacities. Since January 1, 2021, there has not occurred or, to the Knowledge of HMI, been threatened any material strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any employees of any HMI Company in connection with the business of any HMI Company.

(c) No HMI Company has any legal or contractual obligation to provide notice to, or to enter into any consultation procedure with, any labor union, labor organization or works council, which is representing any employee of any HMI Company, in connection with the consummation of the Transactions.

(d) Except as would not reasonably be expected to be material to any HMI Company, each HMI Company (i) is and, since January 1, 2021, has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to classification, discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of HMI, oral notice that there is any pending Action involving unfair labor practices against a HMI Company and (ii) is not delinquent in payments to, or on behalf of, any employees, former employees or individual independent contractors for any services or amounts required to be reimbursed or otherwise paid, except for any arrearages occurring in the ordinary course of business. There are no material Actions pending or, to the Knowledge of HMI, threatened against a HMI Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(e) No HMI Company is party to a settlement agreement with a current or former officer of any HMI Company that involves allegations relating to sexual harassment. To the Knowledge of HMI, since January 1, 2021, no allegations of sexual harassment or other discrimination have been made against any officer of a HMI Company.

(f) To the Knowledge of HMI, no employee of any HMI Company is in any material respect in violation of any term of any employment agreement, non-disclosure agreement, common law non-disclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation: (i) to any HMI Company or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by any HMI Company or (B) to the knowledge or use of trade secrets or proprietary information.

(g) No HMI Company has a single employer, joint employer, alter ego or similar relationship with any other company.

(h) Since January 1, 2021, the HMI Companies have not engaged in layoffs, furloughs or employment terminations (excluding terminations for cause), whether temporary or permanent.

(i) Section 6.17(i) of HMI Disclosure Schedules contains a list of all independent contractors (including consultants) currently engaged by any HMI Company as of the date hereof, along with the position, the entity engaging such independent contractor, date of retention and rate of remuneration.

(j) Section 6.17(j) of HMI Disclosure Schedules sets forth all unresolved material labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the

Knowledge of HMI, threatened between HMI or any HMI Company and Persons employed by or providing services as independent contractors to HMI or a HMI Company.

(k) As of the date hereof, no current executive officer of HMI or a HMI Company has, to the Knowledge of HMI, provided HMI or any HMI Company written notice of his or her plan to terminate his or her employment with HMI or any HMI Company.

6.18 Benefit Plans.

(a) Set forth on Section 6.18(a) of HMI Disclosure Schedules is a true and complete list, as of the date hereof, of each material Benefit Plan of the HMI Companies (each, a “HMI Benefit Plan”). No HMI Company maintains, sponsors, contributes to, has any obligation to contribute to, or has any current or contingent Liability on account of an ERISA Affiliate under or with respect to: (1) any “multiemployer plan” as defined under Section 3(37) of ERISA, (2) any plan or arrangement subject to Code Sections 412 or 4971, ERISA Section 302 or Title IV of ERISA or similar non-U.S. Laws or (3) a plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of ERISA Section 4063.

(b) With respect to each material HMI Benefit Plan, HMI has made available to MGO accurate and complete copies of the current plan documents and all material communications in the past three years with any Governmental Authority concerning any matter that is still pending or for which a HMI Company has any outstanding material Liability.

(c) With respect to each material HMI Benefit Plan: (i) such material HMI Benefit Plan has been administered and enforced in all material respects in accordance with its terms and the requirements of all applicable Laws, and has been maintained, where required, in good standing in all material respects with applicable regulatory authorities and Governmental Authorities, (ii) no breach of fiduciary duty that would result in material Liability to any HMI Company has occurred, (iii) no Action that would result in a material Liability to the HMI Companies is pending, or to HMI’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); and (iv) all contributions, premiums and other payments (including any special contribution, interest or penalty) required to be made with respect to such material HMI Benefit Plan have been timely made or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the applicable HMI Company. All non-U.S. HMI Benefit Plans that are required by the applicable Law to be funded or book-reserved are funded or book-reserved, as appropriate, in all material respects in accordance with such applicable Law. No HMI Company has incurred any material obligation in connection with the termination of, or withdrawal from, any HMI Benefit Plan.

(d) Each HMI Benefit Plan that is intended to meet the requirements of a “qualified plan” under Code Section 401(a) has received a current favorable determination or opinion or advisory letter from the Internal Revenue Service or is the subject of a current favorable determination or opinion or advisory letter issued by the Internal Revenue Service with respect to such HMI Benefit Plan, and, to the Knowledge of HMI, nothing has occurred since the date of such determination, opinion or advisory letter that would be reasonably likely to adversely affect the qualified status of any such HMI Benefit Plan. Each material HMI Benefit Plan intended to qualify for special tax status in a jurisdiction outside of the United States are registered as such to the extent required by applicable Law and have been documented and operated in all material respects in compliance with all requirements of such special tax status.

(e) The consummation of the Transactions will not: (i) entitle any individual to material severance pay, unemployment compensation or other material benefits or compensation whether under a HMI Benefit Plan or under applicable Law or otherwise; (ii) accelerate the time of payment, vesting or funding, or increase the amount of any material compensation; or benefits, or in respect of, any director, employee or independent contractor of a HMI Company or (iii) cause an amount to be received by any director, employee or independent contractor of a HMI Company under any HMI Benefit Plan or otherwise to fail to be deductible by reason of

Code Section 280G or be subject to an excise Tax under Code Section 4999. No HMI Benefit Plan provides for the gross-up or reimbursement of Taxes under Code Sections 409A or 4999.

6.19 Environmental Matters. (a) The HMI Companies are and have been in compliance in all material respects with all Environmental Laws, (b) the HMI Companies possess and are and have been in compliance in all material respects with all authorizations of a Governmental Authorities required under Environmental Law for the conduct of their respective operations, (c) there are no Actions pending, or to the Knowledge of HMI, threatened against the HMI Companies or any of its Vessels alleging a material violation of or material liability under any Environmental Law and that are reasonably likely to result in a material amount of damages awarded against the HMI Companies or the imposition of material ongoing obligations on the HMI Companies, and (d) to the Knowledge of HMI, there are no currently known conditions that would reasonably be expected to result in any such material liability pursuant to any Environmental Law.

6.20 Transactions with Related Persons. Except as provided in Section 6.20 of HMI Disclosure Schedules, no HMI Shareholder nor any officer or director of a HMI Company or any of their respective Affiliates, nor any immediate family member of any of the foregoing (each of the foregoing, a “Related Person”) is presently, or since January 1, 2021, has been, a party to any transaction with a HMI Company, including any Contract (a) providing for the furnishing of services by (other than as officers, directors or employees of the HMI Company), (b) providing for the rental of real property or Personal Property from, or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the HMI Company in the ordinary course of business) any Related Person or any Person in which any Related Person has a position as an officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect ownership interest (other than the ownership of securities representing no more than five percent of the outstanding voting power or economic interest of a publicly traded company), in each case, other than any Ancillary Document, the Shareholders’ Agreement or any Contract pursuant to which a HMI Shareholder subscribed for or purchased equity interests in HMI. Except as contemplated by or provided for in any Ancillary Document, the Shareholders’ Agreement or any Contract pursuant to which a HMI Shareholder subscribed for or purchased equity interests in HMI, no HMI Company has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any HMI Company. Except as contemplated by or provided for in any Ancillary Document, the assets of the HMI Companies do not include any material receivable or other material obligation from a Related Person, and the Liabilities of the HMI Companies do not include any material payable or other material obligation or commitment to any Related Person.

6.21 Insurance.

(a) Section 6.21(a) of HMI Disclosure Schedules lists all material insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a HMI Company relating to a HMI Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to MGO. Except as would not, individually or in the aggregate, be material to the HMI Companies, taken as a whole, all premiums due and payable under all such insurance policies have been timely paid and the HMI Companies are otherwise in material compliance with the terms of such insurance policies. To HMI’s Knowledge and except as would not, individually or in the aggregate, be material to the HMI Companies, taken as a whole, each such insurance policy (i) is valid, binding, enforceable and in full force and effect and (ii) will continue to be valid, binding, enforceable, and in full force and effect on identical terms following the Closing (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). No HMI Company has any self-insurance or co-insurance programs. Since January 1, 2022, to HMI’s Knowledge, no HMI Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue a material insurance policy or non-renewal of any such policy.

(b) Since January 1, 2022, no HMI Company has made any insurance claim in excess of $500,000 and each HMI Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the HMI Companies, taken as a whole. To the Knowledge of HMI, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. Since January 1, 2021, no HMI Company has made any material claim against an insurance policy as to which the insurer is denying coverage.

6.22 Merchants and Suppliers.

(a) Section 6.22(a) of HMI Disclosure Schedules sets forth a list of Contracts with the top ten merchants (including charterers) of HMI and the HMI Companies based on revenue received by HMI or any HMI Company from such merchant and its customers during the calendar year 2023 (each such merchant, a “Material Merchant” and each such contract, excluding Contracts with each such customer’s franchisees, a “Material Merchant Agreement”). As of the date hereof, neither HMI nor any HMI Company has received any written notice from any Material Merchant that such Material Merchant shall not continue as a customer of HMI or that such Material Merchant intends to terminate or adversely modify in any material respect any existing Material Merchant Agreement with HMI or the HMI Companies.

(b) Section 6.22(b) of HMI Disclosure Schedules sets forth a list of the top ten suppliers of HMI and the HMI Companies based on expenditures made by HMI and the HMI Companies during the calendar year 2023 (each such supplier, a “Material Supplier” and each Contract pursuant to which HMI or a HMI Company paid those amounts to the applicable Material Supplier, excluding any purchase orders, insertion orders or similar purchasing documents, a “Material Supplier Agreement”). As of the date hereof, neither HMI nor any HMI Company has received any written notice from any Material Supplier that such supplier shall not continue as a supplier to HMI or that such supplier intends to terminate or adversely modify in any material respect any existing Material Supplier Agreements with HMI or the HMI Companies.

(c) Section 6.22(c) of HMI Disclosure Schedules sets forth a list of the top ten owners of any vessel that is committed to a tanker vessel pool managed by HMI or any HMI Company (each such owner, a “Material Vessel Owner” and each Contract pursuant to which HMI or a HMI Company manages the tanker vessel pool to which such vessel is entered, a “Material Pool Agreement”). As of the date hereof, neither HMI nor any HMI Company has received any written notice from any Material Vessel Owner that such Material Vessel Owner shall not continue as a member of the relevant tanker vessel pool to HMI or that such Material Vessel Owner intends to terminate or adversely modify in any material respect any existing Material Pool Agreement with HMI or the HMI Companies.

6.23 Data Protection and Cybersecurity.

(a) For the purposes of this Section 6.23, the terms “personal data breach” and “processing” (and its cognates) shall have the meaning given to them in the GDPR.

(b) Each HMI Company (i) has implemented and maintains appropriate technical and organizational measures designed to protect Personal Data relating to the business of the HMI Company against personal data breaches and cybersecurity incidents and (ii) complies in all material respects with all contractual obligations to which it is bound relating to the privacy, security, processing, transfer and confidentiality of Personal Data.

(c) Except as would not, individually or in the aggregate, be material to the HMI Companies, taken as a whole, since January 1, 2021, no HMI Company has (i) suffered, or has discovered, any security breach of or, to the Knowledge of HMI, intrusion into any HMI Company’s computer networks, the IT Systems or any other computer networks or systems containing Personal Data or a HMI Company’s data, (ii) been subject to any actual, pending or, to the Knowledge of HMI, threatened in writing investigations, notices or requests from any

Governmental Authority in relation to their data processing or cybersecurity activities, and (iii) received any actual, pending or, to the Knowledge of HMI, threatened claims from individuals alleging any breach of, or exercising their rights under, Data Protection Laws.

6.24 Certain Business Practices.

(a) Since January 1, 2021, no HMI Company, nor any of their respective Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made or offered to make any unlawful payment or provided or offered to provide anything of value to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the FCPA or any other applicable anti-corruption or bribery Law, or (iii) made any other payment, in each case, in violation of applicable Laws. Since January 1, 2021, no HMI Company, nor any of their respective Representatives acting on their behalf has directly or knowingly indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any HMI Company or assist any HMI Company in connection with any actual or proposed transaction, in each case, in violation of applicable Laws. No Action involving a HMI Company with respect to any of the foregoing is pending or, to the Knowledge of HMI, threatened.

(b) Since January 1, 2021, the operations of each HMI Company are and have been conducted at all times in compliance in all material respects with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, to the extent applicable, that have jurisdiction over the HMI Companies, and no Action involving a HMI Company with respect to any of the foregoing is pending or, to the Knowledge of HMI, threatened that would reasonably be expected to be material, individually or in the aggregate, to the HMI Companies, taken as a whole.

(c) No HMI Company, nor any director, officer, or employee thereof, or, to HMI’s Knowledge, any agent, Affiliate or Representative of the HMI Companies, is an individual or entity that is, or is owned or controlled by one or more Person(s) that are (each, a “Sanctioned Person”):

(i) the subject of any Sanctions;

(ii) the target of Sanctions or identified on the OFAC Specially Designated Nationals and Blocked Persons List or other Sanctions-related list of designated persons maintained by OFAC; or

(iii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, the Crimea region of Ukraine, Cuba, the so-called Donetsk People’s Republic, Iran, the so-called Luhansk People’s Republic, North Korea and Syria).

(d) No HMI Company nor any director, officer, or employee thereof, or, to HMI’s Knowledge, any agent, Affiliate or Representative of the HMI Companies is subject to debarment or any list-based designations under the applicable laws and regulations relating to the export, reexport, transfer, import of products, software or technology (“Export Control Laws”).

(e) HMI has not, and will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available any proceeds to any Subsidiary, joint venture partner, other Sanctioned Person:

(i) to fund or facilitate any activities or business of or with any Sanctioned Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(ii) in any other manner that will result in a violation of Sanctions by any Sanctioned Person (including any Sanctioned Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(f) The HMI Companies have not engaged in, are not now engaged in, and will not engage in, any dealings or transactions with any Sanctioned Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions, except as permitted by Sanctions.

(g) The HMI Companies have (1) secured and maintained all necessary permits, registrations, agreements or other authorizations, including amendments thereof pursuant to Sanctions and Export Control Laws and (2) not been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Authority or other legal proceedings with respect to any actual or alleged violations of Sanctions or Export Control Laws, and has not been notified of any such pending or threatened actions. No HMI Company or any of their respective directors or officers or, to the Knowledge of HMI, any other Representative acting on behalf of a HMI Company has, since January 1, 2019, engaged in conduct, activity or practices that would constitute a violation of any application Sanctions or Export Control Laws.

6.25 Investment Company Act. No HMI Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a person subject to registration and regulation as an “investment company”, in each case within the meaning of the Investment Company Act.

6.26 Finders and Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from MGO, Holdings, the HMI Shareholders, the HMI Companies or any of their respective Affiliates in connection with the Transactions based upon arrangements made by or on behalf of any HMI Company.

6.27 Information Supplied. None of the information supplied or to be supplied by HMI expressly for inclusion or incorporation by reference: (a) in any current report on Form 6-K or Form 8-K or report on Form 20-F, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions, (b) in the Registration Statement or (c) in the mailings or other distributions to MGO Shareholders and prospective investors (including any actual or prospective PIPE Investors) with respect to the consummation of the Transactions or in any amendment to any of documents identified in clauses (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, HMI makes no representation, warranty or covenant with respect to any information supplied by or on behalf of MGO, Holdings or any of their respective Affiliates.

6.28 HMI Acknowledgment. Except for the representations and warranties contained in Article IV and the certificate delivered pursuant to Section 10.2(c), HMI acknowledges that none of MGO, any of their respective Affiliates or Representatives or any other Person makes, and HMI acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to MGO or any of the MGO Subsidiaries, or with respect to any other information provided or made available to HMI or its Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to HMI or to HMI’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions, or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article IV. Without limiting the generality of the foregoing, HMI acknowledges that, except as may be expressly provided in Article IV and the certificate delivered pursuant to Section 10.2(c), no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available, directly or indirectly, to HMI, any of its Representatives or any other Person.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF THE HMI SHAREHOLDERS

Each HMI Shareholder, solely on behalf of himself, herself or itself, as applicable, hereby represents and warrants severally (not jointly and not jointly and severally) to MGO, Holdings and HMI, as of the date hereof and as of the Closing, as follows.

7.1 Organization and Standing. Each HMI Shareholder is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be in good standard or to have such corporate power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on such HMI Shareholder’s ability to consummate the Transactions or perform its obligations under this Agreement or the Ancillary Documents to which it is party.

7.2 Authorization; Binding Agreement. Each HMI Shareholder has all requisite power, authority and legal right and capacity to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform HMI Shareholder’s obligations hereunder and thereunder and to consummate the Transactions. This Agreement has been, and each Ancillary Document to which each HMI Shareholder is or is required to be a party has been or shall be when delivered, duly and validly executed and delivered by each HMI Shareholder and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the HMI Shareholders, enforceable against each HMI Shareholder in accordance with its terms, subject to the Enforceability Exceptions.

7.3 Ownership. Each HMI Shareholder owns good and valid title to all of the HMI Shares set forth opposite the name of such HMI Shareholder in the corresponding column of Schedule 1 to this Agreement, free and clear of any and all Liens (other than those imposed by applicable securities Laws or HMI’s Organizational Documents). There are no voting trusts, proxies, shareholder agreements or any other written agreements or understandings, to which any HMI Shareholder is a party or by which any HMI Shareholder is bound, with respect to the voting or transfer of any of the HMI Shares other than this Agreement, the Ancillary Documents and the Shareholders’ Agreement. Upon transfer of HMI Shareholder’s HMI Shares to Holdings on the Closing Date in accordance with this Agreement, the entire legal and beneficial interest in such HMI Shares will pass to Holdings, and Holdings shall own all of issued HMI Shares free from any Liens other than those arising under HMI’s Organizational Documents and applicable securities Laws.

7.4 Governmental Approvals. No Consent of or with any Governmental Authority on the part of any HMI Shareholder is required to be obtained or made in connection with the execution, delivery or performance by any HMI Shareholders of this Agreement or any Ancillary Documents to which it is a party or the consummation by each HMI Shareholder of the Transactions other than (a) any filings required with Nasdaq or the SEC with respect to the Transactions, (b) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, (c) the applicable requirements of any Antitrust Laws and the expiration or termination of the required waiting periods, or the receipt of other Consents, thereunder and (d) where the failure to obtain or make such Consents or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on such HMI Shareholder’s ability to consummate the Transactions or perform its obligations under this Agreement or the Ancillary Documents to which it is party.

7.5 Non-Contravention. The execution and delivery by each HMI Shareholder of this Agreement and each Ancillary Document to which they are a party or otherwise bound and the consummation by each HMI Shareholder of the Transactions, and compliance by each HMI Shareholder with any of the provisions hereof and thereof, will not, (a) conflict with or violate any provision of HMI Shareholder’s Organizational Documents,

(b) subject to obtaining the Consents from Governmental Authorities referred to in Section 7.4 hereof and any condition precedent to such Consent having been satisfied, conflict with or violate any Law, Order or Consent applicable to the relevant HMI Shareholder or any of its properties or assets or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the relevant HMI Shareholder under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the relevant HMI Shareholder under, (viii) give rise to any obligation to obtain any Third Party Consent or provide notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Contract to which the relevant HMI Shareholder is a party or the relevant HMI Shareholder or its properties or assets are otherwise bound, except in cases of clauses (b) or (c) as has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on such HMI Shareholder’s ability to consummate the Transactions or perform its obligations under this Agreement or the Ancillary Documents to which it is party.

7.6 Litigation. Since January 1, 2021, there has not been any Action pending or, to the Knowledge of HMI Shareholder, except as has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on such HMI Shareholder’s ability to consummate the Transactions or perform its obligations under this Agreement or the Ancillary Documents to which it is party threatened, nor any Order is outstanding, against or involving HMI Shareholder, whether at law or in equity, before or by any Governmental Authority.

7.7 Finders and Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from MGO, Holdings, the HMI Companies or any of their respective Affiliates in connection with the Transactions based upon arrangements made by or on behalf of any HMI Shareholder.

7.8 Information Supplied. None of the information supplied or to be supplied by the HMI Shareholders expressly for inclusion or incorporation by reference: (a) in any current report on Form 6-K, Form 8-K or Form 20-F, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions, (b) in the Registration Statement or (c) in the mailings or other distributions to MGO Shareholders and prospective investors (including any actual or prospective PIPE Investors) with respect to the consummation of the Transactions or in any amendment to any of documents identified in clauses (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no HMI Shareholder makes any representation, warranty or covenant with respect to any information supplied by or on behalf of MGO, Holdings or their respective Affiliates.

ARTICLE VIII

COVENANTS

8.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 11.1 or the Closing (the “Interim Period”), subject to Section 8.19, to the extent permitted by applicable Law and solely for the purpose of facilitating the consummation of the Transactions, each of HMI and Holdings shall give, and shall cause its Representatives to give, MGO and its Representatives, at reasonable times during normal business hours and at reasonable intervals and upon reasonable advance notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, books and records, financial and operating data and other similar information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the HMI Companies or Holdings, as MGO or its Representatives may reasonably request regarding the HMI Companies or Holdings and their respective businesses, assets, Liabilities, financial condition, operations, management, employees and other aspects and cause each of the Representatives of HMI to reasonably cooperate with MGO and its Representatives in their investigation; provided, however, that MGO and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the HMI Companies or Holdings. MGO hereby agrees that, during the Interim Period, it shall not contact any employee (other than executive officers), customer, supplier, distributor or other material business relation of any HMI Company regarding any HMI Company, its business or the Transactions without the prior written consent of HMI (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, HMI shall not be required to provide access to any information (i) that is personally identifiable information of a Third Party that is prohibited from being disclosed pursuant to the terms of a written confidentiality agreement with a Third Party, (ii) the disclosure of which would violate any Law, (iii) the disclosure of which would jeopardize the protection of attorney-client, attorney work product or other legal privilege or (iv) that is directly related to the negotiation and execution of the Transactions (or any transactions that are or were alternatives to the Transactions).

(b) During the Interim Period, subject to Section 8.19, to the extent permitted by applicable Law and solely for the purpose of facilitating the consummation of the Transactions, MGO shall give, and shall cause its Representatives to give, HMI and its Representatives, at reasonable times during normal business hours and at reasonable intervals and upon reasonable advance notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, books and records, financial and operating data and other similar information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to MGO, as HMI or its Representatives may reasonably request regarding MGO and its business, assets, Liabilities, financial condition, operations, management, employees and other aspects and cause each of the Representatives of MGO to reasonably cooperate with HMI and its Representatives in their investigation; provided, however, that HMI and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of MGO. Notwithstanding the foregoing, MGO shall not be required to provide access to any information (i) that is personally identifiable information of a Third Party that is prohibited from being disclosed pursuant to the terms of a written confidentiality agreement with a Third Party, (ii) the disclosure of which would violate any Law, (iii) the disclosure of which would jeopardize the protection of attorney-client, attorney work product or other legal privilege or (iv) that is directly related to the negotiation and execution of the Transactions (or any transactions that are or were alternatives to the Transactions).

(c) All information provided pursuant to this Section 8.1 shall be subject to the Confidentiality Agreement, dated December 1, 2023, by and between MGO and HMI (as amended from time to time, the “Confidentiality Agreement”).

8.2 Conduct of Business of HMI during the Interim Period.

(a) Unless MGO shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period and subject to Section 8.5, except as contemplated by the terms of this Agreement or any Ancillary Document, as set forth on Section 8.2(a) of HMI Disclosure Schedules, or as required by applicable Law, HMI shall use its commercially reasonable efforts to, and shall cause the other HMI Companies to use their respective commercially reasonable efforts to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practices (taking into account COVID-19 and any COVID-19 Measures) and (ii) preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, preserve the possession, control and condition of their respective material assets, and preserve intact its relationships with all material customers and suppliers, in each case consistent with past practice (taking into account COVID-19 and any COVID-19 Measures).

(b) Without limiting the generality of Section 8.2(a) and except as contemplated by the terms of this Agreement or any Ancillary Document, or as set forth on Section 8.2(b) of HMI Disclosure Schedules, or as required by applicable Law or any COVID-19 Measure, during the Interim Period and subject to Section 8.5, without the prior written consent of MGO (such consent not to be unreasonably withheld, conditioned or delayed), HMI shall not, and shall cause the other HMI Companies not to:

(i) materially amend, waive or otherwise change, the Organizational Documents of HMI or any HMI Company;

(ii) other than in connection with the entering of any Contracts for the employment of vessels in the ordinary course of business, (A) incur, create, assume or otherwise become liable for any Indebtedness of the type referred to in clause (a) of the definition thereof (directly, contingently or otherwise) in excess of $1,000,000 individually or $3,000,000 in the aggregate, (B) make a loan or advance to or investment in any Third Party (other than advancement of expenses to employees in the ordinary course of business), or (C) guarantee or endorse any Indebtedness of the type referred to in clause (A) in excess of $1,000,000 individually or $3,000,000 in the aggregate, in each case, except for (x) any such transactions among HMI Companies and (y) hedging or over-the-counter derivatives transactions in the ordinary course of business;

(iii) except as required pursuant to any HMI Benefit Plan or Company Collective Bargaining Agreement, (A) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, (B) make or commit to make any bonus payment (whether in cash, property or securities) to any employee other than in the ordinary course of business, (C) grant any severance, retention, change in control or termination or similar pay, other than as provided for in any written agreements, in the ordinary course of business, consistent with past practice or as required by applicable Law, (D) establish any trust or take any other action to secure the payment of any compensation payable by HMI, (E) materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any HMI Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee other than in connection with the Transactions or, except with respect to a director, officer or manager, in the ordinary course of business, (F) hire any employee with an annual base salary greater than or equal to $500,000 or engage any person as an independent contractor, in each case other than in the ordinary course of business or (G) terminate the employment of any employee with an annual base salary greater than or equal to $500,000 or due to death or disability other than for cause or in the ordinary course of business;

(iv) waive any restrictive covenant obligations of any employee or individual independent contractor of any HMI Company;

(v) unless required by applicable Law, an HMI Benefit Plan or a Company Collective Bargaining Agreement, (A) modify, extend or enter into any Company Collective Bargaining Agreement, or (B) recognize or certify any labor union, labor organization, works council or other employee-representative body as the bargaining representative for any employees of the HMI Companies;

(vi) (A) make, change or rescind any material election in respect of Taxes, (B) settle any material Action in respect of Taxes, (C) make any material change in its accounting or Tax policies or procedures, (D) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return obtained in the ordinary course of business), (E) enter into a Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement, (F) surrender or compromise any right to receive a refund of or credit for material Taxes, (G) file any amended material Tax Return, (H) file any Tax Return which is inconsistent with past practices, or (I) enter into or terminate any “closing agreement” as described in Section 7121 of the

Code (or any similar settlement or other agreement under similar Law), or any other material agreement pertaining to Taxes, with any Governmental Authority;

(vii) (A) other than in the ordinary course of business or between HMI Companies, (1) sell, assign, transfer or license any HMI Owned IP to any Person, other than Incidental Licenses, or (2) abandon, permit to lapse, or otherwise dispose of any material Company Registered Intellectual Property, or (B) disclose any material Trade Secrets owned or held by any HMI Company to any Person who has not entered into a written confidentiality agreement or is not otherwise subject to enforceable confidentiality obligations;

(viii) fail to use commercially reasonable efforts to maintain its books, accounts, and records in all material respects in the ordinary course of business consistent with past practices;

(ix) enter into any new line of business; provided, that for the purposes of this Section 8.2(b)(xii) and for the avoidance of doubt, a new line of business does not include any business relating to ownership, operation or provision of services to vessels, including the business of technical management of vessels;

(x) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xi) waive, release, assign, settle or compromise any claim or Action (including any Action relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, such Party or its Affiliates) not in excess of $2,000,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Liabilities or obligations, unless such amount has been reserved in HMI Financial Statements, as applicable;

(xii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xiii) other than in connection with the entering of any Contracts for the employment of vessels in the ordinary course of business, sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of the properties, assets or rights of the HMI Companies, taken as a whole, other than (A) licensing of Intellectual Property in the ordinary course of business, (B) dispositions of obsolete or worthless equipment or assets that are no longer used or useful in the conduct of business, (c) transactions among the HMI Companies and (D) the sale or provision of goods or services to customers in the ordinary course of business;

(xiv) make any change in accounting methods, principles or practices, except as required by U.S. GAAP;

(xv) (A) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person or (B) enter into any Contract or arrangement that would have been required to be listed on Section 4.14 of the MGO Disclosure Schedules if entered into prior to the date hereof (in the case of clauses (A) and (B), other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business); or

(xvi) authorize or agree to do any of the foregoing actions.

(c) Without limiting Section 8.2(a) and Section 8.2(b), during the Interim Period (but excluding, for the avoidance of doubt, on the Closing), without the prior written consent of MGO, (i) no HMI Shareholder shall waive the restrictions on the transfer of HMI Shares owned by the HMI Shareholders set forth in the Shareholders’ Agreement and (ii) without limitation to clause (i) of this sentence, no HMI Shareholder shall transfer any HMI Shares without the prior written consent of MGO.

8.3 Conduct of Business of MGO during the Interim Period.

(a) Unless HMI shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period and subject to Section 8.5, except as contemplated by the terms of this Agreement or any Ancillary Document, or as set forth on Section 8.3(a) of the MGO Disclosure Schedules, or as required by applicable Law, MGO shall use its commercially reasonable efforts to (i) conduct its business, in all material respects, in the ordinary course of business (taking into account COVID-19 and any COVID-19 Measures) consistent with past practices, except for any Permitted Capital Raises, and (ii) preserve intact, in all material respects, its business organization, to keep available the services of its managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of its material assets, in each case consistent with past practice (taking into account COVID-19).

(b) Without limiting the generality of Section 8.3(a) and except as contemplated by the terms of this Agreement or any Ancillary Document, or as set forth on Section 8.3(b) of the MGO Disclosure Schedules, or as required by applicable Law or any COVID-19 Measure, during the Interim Period and subject to Section 8.5, without the prior written consent of HMI (such consent not to be unreasonably withheld, conditioned or delayed), MGO shall not and shall cause the MGO Subsidiaries not to:

(i) amend, waive or otherwise change its Organizational Documents, other than for administrative or de minimis changes;

(ii) (A) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities (including the MGO Securities) or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its shares or other equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities (including the MGO Securities) or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a Third Party with respect to such securities or (B) enter into any engagement letters in connection with any of the foregoing; provided, that MGO may issue and sell MGO Shares without the consent of HMI under the following conditions: (1) if such issuance and sale occurs on or prior to the record date for the Special Shareholder Meeting (the “Record Date”), such issuance and sale may occur so long as the MGO Principals shall own after such issuance and sale, in aggregate, no less than a majority of the total outstanding MGO Shares entitled to vote at the Special Shareholder Meeting and the MGO Principals vote those shares at the Special Shareholder Meeting pursuant to and in accordance with the Voting and Support Agreements; (2) if such issuance and sale occurs after the Record Date, such issuance and sale may occur without any conditions or regard to the number of MGO Shares sold in such issuance; and (3) in either case, MGO shall provide HMI prompt written notice of such issuance and sale that specifies the number of MGO Shares (x) issued and sold, (y) then held by the MGO Principals and (z) then outstanding in aggregate;

(iii) except as necessary to maintain MGO’s Nasdaq listing and with the prior consent of HMI (not to be unreasonably withheld), split, combine, recapitalize, subdivide, reclassify any of its shares or other equity interests (including the MGO Securities) or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) (A) incur, create, assume or otherwise become liable for any Indebtedness (directly, contingently or otherwise), (B) make a loan or advance to or investment in any Third Party, or (C) guarantee or endorse any Indebtedness of the type referred to in clause (A) above of any Person;

(v) incur, create, assume or otherwise become liable for any obligation not in the ordinary course of MGO’s business, provided, that prior to the Closing, MGO will make cash payments in an aggregate amount not to exceed $1,500,000 to the directors and officers of MGO in the proportions set forth in

Section 8.3(b)(v) of the MGO Disclosure Schedules (the “Severance Payments”); provided, further, that there are no severance or other termination payments required to be made to any other director, officer, employee or consultant and MGO shall cause all directors, officers, employees and consultants of MGO to (i) resign or be terminated (as applicable) in accordance with any applicable notice requirements with such resignations or terminations to be effective as of the Closing and (ii) sign a customary waiver and release of claims against MGO (that need not, for the avoidance of doubt, include a waiver and release of any claims that may arise under this Agreement);

(vi) terminate, waive or assign any material right under any material agreement (including any MGO Material Contract) to which it is a party, or enter into any Contract that would be a MGO Material Contract if entered into prior to the date hereof;

(vii) establish any Subsidiary or enter into any new line of business;

(viii) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(ix) waive, release, assign, settle or compromise any claim or Action (including any Action relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, MGO) not in excess of $25,000 (individually or in the aggregate), unless such amount has been reserved in the MGO Financials;

(x) acquire all or a portion of (directly and indirectly), including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any of assets of any such Person in each case;

(xi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than as contemplated by this Agreement with respect to the Merger);

(xii) except with respect to the Voting and Support Agreements, enter into any agreement, understanding or arrangement with respect to the voting or transfer of its equity securities (including the MGO Securities);

(xiii) (A) make, change or rescind any material election in respect of Taxes, (B) settle any material Action in respect of Taxes, (C) make any material change in its accounting or Tax policies or procedures, (D) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return obtained in the ordinary course of business), (E) enter into a Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement, (F) surrender or compromise any right to receive a refund of or credit for material Taxes, (G) file any amended material Tax Return, (H) file any Tax Return which is inconsistent with past practices, or (I) enter into or terminate any “closing agreement” as described in Section 7121 of the Code (or any similar settlement or other agreement under similar Law), or any other material agreement pertaining to Taxes, with any Governmental Authority;

(xiv) (A) hire any employee or (B) adopt or enter into any Benefit Plan (including granting or establishing any form of compensation or benefits to any current or former employee, officer, director or other individual service provider of MGO (for the avoidance of doubt, other than consultants, advisors, including legal counsel, or institutional service providers engaged by MGO));

(xv) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business);

(xvi) amend or approve an equity incentive plan; or

(xvii) authorize or agree to do any of the foregoing actions.

8.4 Conduct of Business of Holdings during the Interim Period.

(a) Unless MGO shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period and subject to Section 8.5, except as contemplated by the terms of this Agreement or any Ancillary Document, or as required by applicable Law, Holdings shall use its commercially reasonable efforts to (i) conduct its business, in all material respects, in the ordinary course of business (taking into account COVID-19 and COVID-19 Measures) consistent with past practices and (ii) preserve intact, in all material respects, its business organization, to keep available the services of its managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of its material assets, in each case consistent with past practice (taking into account COVID-19 and any COVID-19 Measures).

(b) Without limiting the generality of Section 8.4(a) and except as contemplated by the terms of this Agreement or any Ancillary Document, or as required by applicable Law or any COVID-19 Measure, during the Interim Period and subject to Section 8.5, without the prior written consent of MGO (such consent not to be unreasonably withheld, conditioned or delayed), Holdings shall not:

(i) amend, waive or otherwise change, its Organizational Documents, other than for administrative or de minimis changes and to comply with Section 10.1(f);

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a Third Party with respect to such securities.

(iii) split, combine, recapitalize, subdivide, reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) (A) incur, create, assume or otherwise become liable for any Indebtedness of the type referred to in clause (a) of the definition thereof (directly, contingently or otherwise), (B) make a loan or advance to or investment in any Third Party (other than advancement of expenses to employees in the ordinary course of business), or (C) guarantee or endorse any Indebtedness of the type referred to in clause (A), in each case, except for any such transactions with the HMI Companies;

(v) establish any Subsidiary or enter into any new line of business;

(vi) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in each case;

(vii) make any capital expenditures;

(viii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(ix) enter into any agreement, understanding or arrangement with respect to its voting or transfer of equity securities other than a shareholders agreement and a registration rights agreement among the Company and the HMI Shareholders; or

(x) authorize or agree to do any of the foregoing actions.

8.5 Interim Period Control. Nothing contained in this Agreement shall give to any Party, directly or indirectly, the right to control MGO, Holdings, HMI or any HMI Company or their respective Subsidiaries prior to the Closing Date. Prior to the Closing Date, each of MGO, Holdings and HMI shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

8.6 Preparation and Delivery of Additional HMI Financial Statements. Following the execution and delivery of this Agreement, HMI shall deliver true and complete copies of any financial statements of HMI and the HMI Companies required by applicable Law to be in the Registration Statement as of a particular date in order for the Registration Statement to be declared effective, all in accordance with (a) U.S. GAAP methodologies applied on a consistent basis throughout the periods involved, and (b) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable), with such financial statements being delivered as soon as practicable after the end of the applicable financial period.

8.7 MGO Financial Statements; Registration Statement. During the Interim Period, MGO will provide to Holdings and HMI all information reasonably requested and that is required to be included in the Registration Statement and Proxy Statement, including the relevant MGO Financials to be prepared following the execution and delivery of this Agreement, which will fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of MGO at the respective dates of and for the periods referred to in such financial statements, which shall be (i) in accordance with U.S. GAAP methodologies applied on a consistent basis throughout the periods involved, (ii) in accordance with Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable), and (iii) in the case of annual financial statements, audited in accordance with PCAOB standards.

8.8 MGO Public Filings. During the Interim Period, MGO will keep current and timely file all of its public filings with the SEC, including the SEC reports, and otherwise comply in all material respects with applicable securities Laws and shall use reasonable best efforts prior to the Merger to maintain the listing of the MGO Shares on Nasdaq. During the Interim Period, except to the extent available on the SEC’s web site through EDGAR, MGO will deliver to HMI or make available copies in the form filed with the SEC of all of the following: (i) MGO’s quarterly reports on Form 10-Q, (ii) MGO’s annual report on Form 10-K and (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by MGO with the SEC. The SEC Reports (x) will be prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) will not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they are filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As used in this Section 8.8, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC.

8.9 Cash Upon Closing.

(a) MGO will have zero dollars in cash immediately following the Closing, after taking into effect the Severance Payments, provisions for working capital for its flagpole business, all MGO Transaction Expenses and any payments of fees, expenses or related discounts in connection with any Permitted Capital Raise.

(b) HMI will have a minimum of $10 million in cash and/or accounts receivable (less than 60 days) immediately following the Closing, after taking into effect the payment of HMI Transaction Expenses and any dividends or distributions.

8.10 Stock Exchange Listings.

(a) As required pursuant to that certain letter from Nasdaq to MGO dated June 14, 2024, MGO will:

(i) on or before July 15, 2024, effect a reverse stock split at a ratio between 1-for-10 and 1-for-25, unless prior to such date MGO has been informed in writing by Nasdaq that it has regained compliance with Nasdaq Listing Rule 5550(a)(2);

(ii) on or before August 15, 2024, (x) complete the transactions described to Nasdaq Hearings Panel to achieve compliance with Nasdaq Listing Rule 5550(b)(1) (or its alternatives) and (y) demonstrate compliance with Nasdaq Listing Rule 5550(a)(2) by evidencing a closing bid price of $1.00 or more per share for a minimum of ten consecutive trading sessions; and

(iii) on or before August 21, 2024, file a Current Report on Form 8-K describing the transactions that have increased its stockholders’ equity and either (x) indicate that, through a balance sheet that is not older than 60 days and contains pro forma adjustments for the transactions, stockholders equity has increased to at least $2.5 million or (y) an affirmative statement that, as of the date of such report, it believes it has regained compliance with the stockholders’ equity requirement based upon the specific transactions or events described in such report.

Provided that in respect of (i) and (ii) above, MGO will take no action which will result in MGO’s failure to comply with Nasdaq’s continued listing requirements, including the applicable publicly held shares requirement.

(b) Each of MGO, HMI and Holdings will use its commercially reasonable efforts to cause (i) Holdings’ initial listing application(s) with Nasdaq (or another national securities exchange) in connection with the Transactions to have been approved including any valuation in respect of Holdings required by Nasdaq (or such other national securities exchange), (ii) Holdings to satisfy all applicable initial listing requirements of Nasdaq (or another national securities exchange) in order to trade immediately following the completion of the Transaction and (iii) the Holdings Common Shares issuable in accordance with this Agreement (including the Holdings Common Shares to be issued in connection with the Earnout Shares) to be approved for listing on Nasdaq, subject to official notice of issuance, in each case prior to the Closing Date.

8.11 Exclusivity.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means with respect to either of MGO or HMI, a transaction (other than the Transactions) concerning the sale of (x) all or any material part of the business or assets of such company, on a consolidated basis together with its Subsidiaries, or (y) 15% or more of the issued and outstanding shares or other equity interests or profits of such company, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the Transactions, each Party shall not, and shall cause its Representatives not to, without the prior written consent of HMI and MGO, directly or indirectly,

(i) solicit, initiate or knowingly facilitate or assist the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal,

(ii) furnish any non-public information regarding such Party or its Affiliates (or, with respect to HMI, the HMI Companies) or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal,

(iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal,

(iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal,

(v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement in furtherance of any Acquisition Proposal, or

(vi) release any Third Party from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) orally and in writing of the receipt by such Party or any of its Representatives of any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that would reasonably be expected to result in an Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

8.12 No Trading. HMI, Holdings and the HMI Shareholders each acknowledge and agree that it is aware, and that their respective Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material non-public information of MGO, will be advised) of the restrictions imposed by U.S. federal securities Laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material non-public information about a publicly traded company. HMI, Holdings and the HMI Shareholders each hereby agrees that, while it is in possession of such material non-public information, it shall not purchase or sell any securities of MGO, communicate such information to any Third Party, take any other action with respect to MGO in violation of such Laws, or cause or encourage any Third Party to do any of the foregoing.

8.13 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates (or, with respect to HMI, the HMI Shareholders): (a) receives any notice or other communication in writing from any Third Party (including any Governmental Authority) alleging that the Consent of such Third Party is required in connection with the Transactions or (b) discovers any fact or circumstance that, or becomes aware of the occurrence of any event the occurrence of which, would cause or would reasonably be expected to cause or result in any of the conditions set forth in Article X not being satisfied or the satisfaction of those conditions being materially delayed. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

8.14 Regulatory Approvals.

(a) Subject to the terms and conditions of this Agreement, each of MGO, Holdings and HMI shall use its commercially reasonable efforts, and shall cooperate fully with such other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the Transactions (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the Transactions, including using its commercially reasonable efforts to (i) prepare and promptly file all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all Permits, Consents, approvals, authorizations, registrations, waivers, qualifications and orders of, and the expiration or termination of waiting periods by, Governmental Authorities to satisfy the consummation of the Transactions and to fulfill the conditions to the Closing and (iii) execute and deliver any additional instruments necessary to consummate the Transactions.

(b) In furtherance and not in limitation of Section 8.14, to the extent required under the HSR Act or any other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or that are designed to prohibit, restrict or regulate actions that may risk national security (collectively, “Antitrust Laws”), each of MGO, Holdings and HMI agrees, and shall cause its Subsidiaries and Affiliates, to make any required filing or application under Antitrust Laws, as applicable, including preparing and making an appropriate filing pursuant to the HSR Act, at such Party’s sole cost and expense (including with respect to any filing fees), with respect to the Transactions as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the granting of approval or consent by the Governmental Authority as soon as practicable. Each of MGO, Holdings and HMI shall, in connection with its commercially reasonable efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other of such Parties or their respective Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person, (ii) keep such other Parties reasonably informed of any material communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) permit a Representative of such other Parties and their respective outside counsel to review any material communication given by it to, and consult with each other in advance of any material meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of such other Parties the opportunity to attend and participate in such meetings and conferences, (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, each attending Party shall keep such Party promptly and reasonably apprised with respect thereto and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory, competitive or national security related argument, and responding to requests or objections made by any Governmental Authority.

(c) If any objections are asserted with respect to the Transactions under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the Transactions as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, each of MGO, Holdings and HMI shall use its commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the Transactions including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions. In the event any Action is instituted (or threatened to be instituted) by a Governmental

Authority or private Person challenging the Transactions, each of MGO, Holdings and HMI shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

(d) Prior to the Closing, each of MGO, Holdings and HMI shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other Third Party as may be necessary for the consummation by such Party or its Affiliates of the Transactions or required as a result of the execution or performance of, or consummation of the Transactions, by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such commercially reasonable efforts. With respect to Holdings, during the Interim Period, each of MGO, Holdings and HMI shall use its commercially reasonable efforts to cause Holdings to qualify as “foreign private issuer” as such term is defined under Exchange Act Rule 3b-4 and to maintain such status through the Closing.

8.15 Further Assurances. The Parties shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement, the Ancillary Documents and applicable Laws to consummate the Transactions as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings (including any Tax filings).

8.16 Tax Matters.

(a) Tax Treatment. Each of MGO, Holdings, Merger Sub, and HMI shall, and shall cause its Affiliates to, take such actions to cause the Transactions to qualify, and refrain from taking such actions that could prevent or impede the Transactions from qualifying, for the Intended Tax Treatment. MGO, Holdings, Merger Sub and HMI hereby agree to file all applicable Tax Returns on a basis consistent with the Intended Tax Treatment, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or non-U.S. Tax Law). If, in connection with the preparation and filing of the Registration Statement, the SEC requests or requires that Tax opinions with respect to U.S. federal income tax consequences of the Transactions be prepared and submitted in such connection, Holdings and HMI shall deliver to Sichenzia Ross Ference Carmel LLP (“SRFC”) and Seward & Kissel LLP (“S&K”), respectively, customary Tax representation letters satisfactory to its counsel, dated and executed as of the date the Registration Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement, and, if such Tax opinion is required by the SEC with respect to the Merger, Holdings shall request SRFC to furnish an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment applies to the Merger, and if such Tax opinion is required by the SEC with respect to the Share Acquisition, HMI shall request S&K to furnish an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment applies to the Share Acquisition. Notwithstanding anything to the contrary in this Agreement, no Party or their Tax advisors are obligated to provide any opinion that the relevant portions of the Transactions contemplated by this Agreement otherwise qualify for their respective Intended Tax Treatment (other than, to the extent required by the SEC, a customary opinion regarding the U.S. federal income tax considerations of such transactions included in the Proxy Statement and Registration Statement as may be required to satisfy applicable rules and regulations promulgated by the SEC). The covenants contained in this Section 8.16(a), notwithstanding any provision elsewhere in this Agreement, shall survive in full force and effect indefinitely.

(b) Tax Cooperation.

(i) Each of the MGO, Holdings, Merger Sub and HMI shall, and shall cause its Affiliates to, cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, the Tax treatment of any aspect of the Transactions or any audit or other Action pertaining to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any GRA, Tax proceeding or audit, making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder (to the extent such information or explanation is not publicly or otherwise reasonably available).

(ii) Each of MGO, Holdings, Merger Sub, and HMI shall not undertake (or cause to be undertaken) any of the following for a period of two years after the Closing Date (the “Survival Period”): (A) the actual or deemed liquidation of MGO for U.S. federal income tax purposes, (B) the conversion of MGO into a “disregarded entity” (within the meaning of Treasury Regulation Section 301.7701-3) or (C) the distribution or transfer of substantially all of MGO’s assets (other than pursuant to an arm’s-length loan).

(c) Holdings 5% Shareholders. Holdings acknowledges that any direct or indirect holder of Holdings Common Shares who is a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Holdings following the Merger (a “Holdings 5% Shareholder”) may enter into (and cause to be filed with the Internal Revenue Service) a GRA. Upon the written request of any Holdings 5% Shareholder made following the Closing Date, Holdings shall (i) furnish to such Holdings 5% Shareholder such information as such Holdings 5% Shareholder reasonably requests in connection with such Holdings 5% Shareholder’s preparation of a GRA and any necessary Tax forms with respect thereto during the period in which such GRA is in place under Treasury Regulations Section 1.367(a)-8, and (ii) provide such Holdings 5% Shareholder with the information reasonably requested by such Holdings 5% Shareholder for purposes of such Holdings 5% Shareholder’s tax compliance during the period in which such GRA is in place under Treasury Regulations Section 1.367(a)-8, including for purposes of determining whether there has been a gain “triggering event” (within the meaning of Treasury Regulations Section 1.367(a)-8) under the terms of such Holdings 5% Shareholder’s GRA, in each case, at the sole cost and expense of such Holdings 5% Shareholder. Each of the Parties shall, and shall cause their affiliates to, operate in a manner so as not to cause such a triggering event.

8.17 The Registration Statement; Special Shareholder Meeting.

(a) As promptly as practicable after the date hereof, MGO, HMI and Holdings shall jointly prepare, and Holdings shall file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Holdings Common Shares to be issued under this Agreement, which Registration Statement will also contain a proxy statement of MGO (as amended or supplemented, including any prospectus contained therein, the “Proxy Statement”) for the purpose of soliciting proxies or votes from MGO Shareholders for the matters to be acted upon at the Special Shareholder Meeting. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from MGO Shareholders to vote, at a special meeting of MGO Shareholders to be called and held for such purpose (including any adjournment or postponement thereof, the “Special Shareholder Meeting”), in favor of resolutions approving:

(i) the adoption and approval of this Agreement, the Merger and the other Transactions by MGO Shareholders in accordance with MGO’s Organizational Documents, the Delaware General Corporation Law and the rules and regulations of the SEC and Nasdaq (including the adoption of the A&R Holdings Charter and Bylaws effective as of the Closing and the appointment of the board of directors of Holdings, and any other proposals as are required to implement the foregoing),

(ii) the adoption and approval of any other proposals as the SEC may indicate are necessary in its comments to the Registration Statement or correspondence related thereto,

(iii) such other matters as HMI and MGO shall hereafter mutually determine to be necessary or advisable in order to effect the Transactions contemplated herein (the approvals described in foregoing clauses (i) to (iii), collectively, the “Shareholder Approval Matters”) and

(iv) the adjournment of the Special Shareholder Meeting, if necessary or desirable in the reasonable determination of MGO in consultation with Holdings.

(b) MGO, acting through its board of directors (or a committee thereof), shall (i) make the MGO Recommendation and include such MGO Recommendation in the Proxy Statement, (ii) cause the Proxy Statement to be mailed to MGO Shareholders as promptly as practicable following the date upon which the Registration Statement becomes effective in accordance with MGO’s Organizational Documents and (iii) use its commercially reasonable efforts to solicit from its shareholders proxies or votes in favor of the approval of the Shareholder Approval Matters. If, on the date for which the Special Shareholder Meeting is scheduled, MGO has not received proxies and votes representing a sufficient number of shares to obtain the Shareholder Approval Matters, MGO may, in consultation with Holdings and in accordance with the MGO Charter, make one or more successive postponements or adjournments of the Special Shareholder Meeting. In connection with the Registration Statement, MGO and Holdings will file with the SEC financial and other information about the Transactions in accordance with applicable Law, MGO’s Organizational Documents, the Delaware General Corporation Law and the rules and regulations of the SEC and Nasdaq.

(c) MGO, HMI and Holdings shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Special Shareholder Meeting. Each of MGO, Holdings and HMI shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to HMI, Holdings, MGO and their respective Representatives in connection with the drafting of the public filings with respect to the Transactions, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information has become false or misleading in any material respect or as otherwise required by applicable Laws. MGO, HMI and Holdings shall amend or supplement the Registration Statement and Holdings shall file the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to MGO Shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and MGO’s Organizational Documents. No filing of, or amendment or supplement to the Registration Statement will be made by MGO, Holdings or HMI without the approval of the other of such Parties (such approval not to be unreasonably withheld, conditioned or delayed).

(d) Each of MGO, Holdings and HMI shall, as promptly as practicable after receipt thereof, supply each other such Party or Parties with copies of all material written correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, or, if not in writing, a written summary of such material communication, with respect to the Registration Statement or the Transactions. No response to any comments from the SEC or its staff relating to the Registration Statement or the Transactions will be made by Holdings, HMI or MGO without the prior consent of such other Parties (such consent not to be unreasonably withheld, conditioned or delayed), and without providing such other Parties a reasonable opportunity to review and comment thereon. Notwithstanding the foregoing, MGO, HMI and Holdings, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use their commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective.

(e) As soon as practicable (and in any event within three Business Days) following the Registration Statement “clearing” comments from the SEC and becoming effective, MGO and Holdings shall distribute the Registration Statement to MGO Shareholders in accordance with MGO’s Organizational Documents.

(f) MGO shall call the Special Shareholder Meeting in accordance with MGO’s Organizational Documents for a date that is no later than 30 days following the effectiveness of the Registration Statement or such other date as agreed between MGO and HMI.

(g) MGO and Holdings shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, MGO’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Special Shareholder Meeting.

(h) As promptly as practicable after the effectiveness of the Registration Statement, Holdings shall prepare, and Holdings shall file with the SEC a registration statement on Form F-1 in connection with the registration for resale under the Securities Act of the Holdings Common Shares issued to the HMI Shareholders party to this Agreement as of the date hereof. The obligations of MGO, HMI and Holdings set forth in Section 8.17(c) and Section 8.17(d) with respect to the Registration Statement shall apply to such resale registration statement on Form F-1, mutatis mutandis.

(i) MGO has prepared and filed with the SEC a registration statement on Form S-3 (File No. 333-276680) (the “S-3 Registration Statement”) that contains a form of prospectus to be used in connection with and offering and sale of securities of MGO in a Permitted Capital Raise (the “Prospectus”).

(i) At the time of effectiveness of the S-3 Registration Statement (or at the time of any post-effective amendment to the S-3 Registration Statement) and at all times subsequent thereto through the closing of any Permitted Capital Raise, if any, the S-3 Registration Statement and the Prospectus do and will contain all material statements that are required to be stated therein in accordance with the Securities Act and rules and regulations promulgated thereunder, and did or will, in all material respects, conform to the requirements of the Securities Act and the rules and regulations promulgated thereunder. The S-3 Registration Statement, as of the time of effectiveness and the date of closing of any Permitted Capital Raise, did not, and the amendments and supplements thereto, as of their respective dates, will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Prospectus, as of its date and the date of closing of any Permitted Capital Raise, as the case may be, did not, and the amendments and supplements thereto, as of their respective dates, will not, include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(ii) The agreements and documents described in the S-3 Registration Statement and the Prospectus conform to the descriptions thereof contained therein in all material respects and there are no agreements or other documents required to be described in the S-3 Registration Statement or the Prospectus or to be filed with the Commission as exhibits to the S-3 Registration Statement, that have not been so described or filed. Each agreement or other instrument (however characterized or described) to which MGO is a party or by which its property or business is or may be bound or affected and that is (A) referred to in the S-3 Registration Statement or the Prospectus or attached as an exhibit thereto, or (B) material to MGO, has been duly authorized and validly executed by MGO, is in full force and effect and is enforceable against MGO and, to MGO’s knowledge, assuming reasonable inquiry, the other parties thereto, in accordance with its terms, except (x) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, (y) as enforceability of any indemnification or contribution provision may be limited under the foreign, federal and state securities laws, and (z) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought, and no such agreement or instrument has been assigned by MGO, and neither MGO nor, to MGO’s knowledge, assuming reasonable inquiry, any other party is in breach or default thereunder and, to MGO’s knowledge, assuming reasonable inquiry, no event has occurred that, with the lapse of time or the giving of notice, or both, would constitute a breach or default thereunder.

(iii) Without limiting the generality of the foregoing, and subject thereto, in connection with any Permitted Capital Raise, the S-3 Registration Statement and the Prospectus will contain an accurate,

fair and complete description of the material terms and aspects of this Agreement and the Ancillary Documents, including any amendments thereto, and the Transactions contemplated hereby; provided, that MGO shall have no liability hereunder with respect to any information provided by Heidmar, its Affiliates or their respective Representatives for inclusion in the S-3 Registration Statement, including through incorporation by reference.

(iv) In connection with any Permitted Capital Raise MGO shall provide the underwriting bank or placement agent with all of the diligence materials that are customarily provided in connection with a registered offering including a comfort letter from its auditors, corporate opinions and a negative assurance letter from its attorney prior to any such offering.

(j) If, at any time prior to the Record Date, the MGO Principals own less than a majority of the MGO Shares then issued and outstanding, then MGO will purchase MGO Shares from MGO Shareholders that are not MGO Principals in sufficient quantity such that the MGO Principals will own at least a majority of the MGO Shares on the Record Date.

8.18 Public Announcements.

(a) The Parties agree that, during the Interim Period, no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the Transactions shall be issued by any Party or any of their Affiliates without the prior written consent (not be unreasonably withheld, conditioned or delayed) of MGO, Holdings and HMI, except as such release, filing or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to have the opportunity to comment on, and arrange for any required filing with respect to, such release, filing or announcement in advance of such issuance.

(b) MGO and HMI shall mutually agree upon and, as promptly as practicable after the execution of this Agreement, issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, MGO shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which HMI shall have the opportunity to review, comment upon and approve prior to filing (which approval shall not be unreasonably withheld, conditioned or delayed). MGO and HMI shall mutually agree upon and, as promptly as practicable after the Closing, issue a press release announcing the consummation of the Transactions (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, Holdings shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Transactions as required by Federal Securities Laws which MGO shall have the opportunity to review, comment upon and approve prior to filing (which approval shall not be unreasonably withheld, conditioned or delayed).

8.19 Confidential Information.

(a) HMI, Holdings and the HMI Shareholders agree that during the Interim Period and, in the event this Agreement is terminated in accordance with Article XI, for a period of two years after such termination, they shall, and shall cause their respective Affiliates and Representatives to:

(i) treat and hold in strict confidence any MGO Confidential Information that is provided to such Person or its Affiliates or Representatives, and will not use for any purpose (except in connection with the consummation of the Transactions, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any Third Party any of the MGO Confidential Information without MGO’s prior written consent, and

(ii) in the event that HMI, Holdings, the HMI Shareholders or any of their respective Affiliates or Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article XI, for a period of two years after such termination, becomes legally compelled to disclose any MGO Confidential Information, (A) provide MGO, to the extent legally permitted, with prompt written notice of such requirement so that MGO may seek, at MGO’s sole expense, a protective Order or other remedy or waive compliance with this Section 8.19(a), and (B) in the event that such protective Order or other remedy is not obtained, or MGO waives compliance with this Section 8.19(a), furnish only that portion of such MGO Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such MGO Confidential Information.

In the event that this Agreement is terminated and the Transactions are not consummated, HMI, Holdings and the HMI Shareholders shall, and shall cause their respective Affiliates and Representatives to, promptly deliver to MGO or destroy (at MGO’s election) any and all copies (in whatever form or medium) of MGO Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon. Notwithstanding the foregoing, (1) Holdings and its Representatives shall be permitted to disclose any and all MGO Confidential Information to the extent required by the Federal Securities Laws as advised by outside counsel, and (2) Holdings shall, and shall cause its Representatives to, treat and hold in strict confidence any Trade Secret of MGO disclosed to such Person until such information ceases to be a Trade Secret.

(b) MGO hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article XI, for a period of two years after such termination, it shall, and shall cause its Affiliates and Representatives to:

(i) treat and hold in strict confidence any HMI Confidential Information that is provided to such Person or its Affiliates or Representatives, and will not use for any purpose (except in connection with the consummation of the Transactions, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any Third Party any of HMI Confidential Information without HMI’s prior written consent, and

(ii) in the event that MGO or any of its Affiliates or Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article XI, for a period of two years after such termination, becomes legally compelled to disclose any HMI Confidential Information, (A) provide HMI to the extent legally permitted with prompt written notice of such requirement so that HMI may seek, at HMI’s sole expense, a protective Order or other remedy or waive compliance with this Section 8.19(b) and (B) in the event that such protective Order or other remedy is not obtained, or HMI waives compliance with this Section 8.19(b), furnish only that portion of such HMI Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such HMI Confidential Information.

In the event that this Agreement is terminated and the Transactions are not consummated, MGO shall, and shall cause its Affiliates or Representatives to, promptly deliver to HMI or destroy (at MGO’s election) any and all copies (in whatever form or medium) of HMI Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon. Notwithstanding the foregoing, (1) MGO and its Affiliates or Representatives shall be permitted to disclose any and all HMI Confidential Information to the extent required by the Federal Securities Laws as advised by outside counsel, and (2) MGO shall, and shall cause its Affiliates or Representatives to, treat and hold in strict confidence any Trade Secret of HMI disclosed to such Person until such information ceases to be a Trade Secret.

8.20 Post-Closing Board of Directors and Officers of Holdings. At the Merger Effective Time, the board of directors and officers of MGO shall resign and automatically cease to hold office. With effect from the Closing, each Party shall take all necessary action within its power so that the board of directors of Holdings is initially comprised of, and the officers of Holdings shall initially be, the individuals determined by HMI prior to the Closing. Holdings shall ensure that a sufficient number of its designees pursuant to Section 8.20 qualify as independent directors such that, when taken together with other independent directors appointed pursuant to Section 8.20, the board of directors of Holdings shall have a majority of “independent” directors for the purposes of Nasdaq, each of whom shall serve in such capacity in accordance with the terms of Holding’s Organizational Documents following the Closing. Pankaj Khanna will act as Chief Executive Officer and a Director of Holdings during the Interim Period and following the Closing.

8.21 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of each HMI Company, Holdings, and MGO and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the applicable Party (the “D&O Indemnified Persons”) as provided in the Organizational Documents of each HMI Company, Holdings and MGO or under any indemnification, employment or other similar agreements between any D&O Indemnified Person, on the one hand, and any HMI Company, Holdings or MGO, on the other hand, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six months after the Merger Effective Time, Holdings shall cause the Organizational Documents of each HMI Company, Holdings and the Surviving Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the applicable Party to the extent permitted by applicable Law. The provisions of this Section 8.21 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and Representatives.

(b) For the benefit of MGO’s directors and officers, MGO shall be permitted, prior to the Merger Effective Time, to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Merger Effective Time for events occurring prior to the Merger Effective Time (the “MGO D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than MGO’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage, provided, that such MGO D&O Tail Insurance premium shall not exceed $500,000. If obtained, Holdings and the Surviving Company shall maintain the MGO D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and Holdings and the Surviving Company shall timely pay or cause to be paid all premiums with respect to the MGO D&O Tail Insurance and shall reimburse MGO for any such premiums paid by MGO on or before the Closing Date.

(c) For the benefit of HMI’s directors and officers, HMI shall be permitted, prior to the Merger Effective Time, to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Merger Effective Time for events occurring prior to the Merger Effective Time (the “HMI D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than HMI’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, Holdings and HMI shall, for a period of six years after the Merger Effective Time, maintain HMI D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and Holdings and HMI shall timely pay or cause to be paid all premiums with respect to HMI D&O Tail Insurance.

8.22 Voting and Support Agreements. Concurrently with the signing of this Agreement, MGO and the MGO Principals, representing at least 61.28% of the issued and outstanding MGO Shares, shall each enter into a Voting and Support Agreement with Holdings in substantially the form attached as Exhibit A hereto.

8.23 Lock-Up/Leak-Out Agreements. At the Closing, each HMI Shareholder and each MGO Principal and officer and director of MGO shall enter into a Lock-Up/Leak-Out Agreement with Holdings in substantially the form attached as Exhibit B hereto (each, a “Lock-Up/Leak-Out Agreement”).

8.24 Holdings Equity Incentive Plan. As soon as reasonably practicable following the date of this Agreement, and in any event, no later than the date of filing of the Registration Statement with the SEC in accordance with Section 8.17(a), HMI and Holdings shall use commercially reasonable efforts to agree to the material terms of a new equity incentive plan to be adopted by Holdings no later than the Closing (the “Holdings Equity Incentive Plan”).

8.25 Litigation.

(a) In the event that any Action related to this Agreement or the Transactions is brought, or, to the Knowledge of MGO, threatened, against MGO or the MGO Board by any of MGO’s shareholders prior to the Closing, MGO shall promptly notify HMI of any such Action and keep HMI reasonably informed with respect to the status thereof. MGO shall provide HMI the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such Action shall give due consideration to HMI’s advice with respect to such Action and shall not settle or agree to settle any such Action without the prior written consent of HMI, such consent not to be unreasonably withheld, conditioned or delayed.

(b) In the event that any Action related to this Agreement or the Transactions is brought, or, to the Knowledge of Holdings or HMI, threatened, against Holdings or HMI or HMI Board by any the HMI Shareholders prior to the Closing, Holdings or HMI shall promptly notify MGO of any such Action and keep MGO reasonably informed with respect to the status of thereof. HMI shall provide MGO the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such Action, shall give due consideration to MGO’s advice with respect to such Action and shall not settle or agree to settle any such Action without the prior written consent of MGO, such consent not to be unreasonably withheld, conditioned or delayed.

8.26 Advisory Agreements. Prior to the Closing Date: (a) MGO shall amend the Advisory Agreement such that the issuance of Holdings Common Shares at the Closing contemplated by Section 2.2(c) will fully discharge all obligations of MGO under that agreement (provided, that the obligations of MGO in Sections 7 and 17 and Exhibit A thereof shall not be discharged) and (b) MGO and Maxim Group LLC shall fully and irrevocably terminate, and jointly provide written assurance to HMI of that termination, the following agreements between them (i) the Equity Distribution Agreement, dated February 6, 2024 (provided, that Sections 5 and 12 thereof shall survive such termination), and (ii) the Placement Agreement, dated January 19, 2024 (provided, that Section 5 (and Addendum A incorporated by reference), the fifth sentence of Section 6, and Section 11 thereof shall survive such termination).

ARTICLE IX

SURVIVAL; INDEMNIFICATION

9.1 Survival. Each and every representation and warranty of MGO contained in Article IV, of Holdings contained in Article V, or of HMI contained in Article VI, and the corresponding representations and warranties contained in the certificates delivered by such parties at the Closing, shall survive until the end of the Survival Period. The covenants and agreements of MGO, Holdings and HMI contained herein that by their terms are to be performed prior to the Closing or otherwise relate solely to the period prior to the Closing Date shall, in each case, terminate at the Closing, and no claim for breach of any such covenants or agreements may be made after the Closing Date. The covenants and agreements of MGO, Holdings and HMI that by their terms are to be performed at or after the Closing shall, in each case, survive until fully performed. Nothing in this Section 9.1 shall limit or otherwise restrict the rights of any party with respect to any claim based on Fraud.

9.2 Indemnification.

(a) MGO Indemnification. Subject to the limitations set forth herein, MGO shall indemnify, save, and keep Holdings, HMI and the HMI Shareholders and their respective officers, directors, managers, partners, members, agents, Representatives, successors, assigns and employees (collectively, the “HMI Indemnified Parties”) harmless against and from all Damages sustained or incurred by any HMI Indemnified Party as a result of, or arising out of: (i) from and after the Closing, (x) any breach or inaccuracy of any representation or warranty of MGO contained in Article IV (provided, that if any such representation or warranty is qualified in any respect by “materiality” or “Material Adverse Effect”, for purposes of this clause, such a qualification shall be ignored for purposes of calculating the amount of any Damages resulting therefrom (but, for the avoidance of doubt, not for purposes of determining whether a breach of any representation or warranty has occurred)); (y) any breach of any covenant or agreement made by MGO under this Agreement, and (z) any Permitted Capital Raise(s) and (ii) during the Interim Period, any Permitted Capital Raise(s) and any pending or threatened Proceeding disclosed on Section 4.12.3 of the MGO Disclosure Schedules (each of the foregoing, an “MGO Indemnity”).

(b) HMI Indemnification. From and after the Closing, Holdings shall indemnify, save, and keep each of the MGO Principals (collectively, “MGO Indemnified Parties” and, together with the HMI Indemnified Parties, the “Indemnified Parties”) harmless against and from all Damages sustained or incurred by any MGO Indemnified Party as a result of, or arising out of: (i) any representation or warranty of Holdings contained in Article V, or of HMI contained in Article VI (provided that if any such representation or warranty is qualified in any respect by “materiality” or “Material Adverse Effect”, for purposes of this clause (i), such a qualification shall be ignored for purposes of calculating the amount of any Damages resulting therefrom (but, for the avoidance of doubt, not for purposes of determining whether a breach of any representation or warranty has occurred)), or (ii) any breach of any covenant or agreement made by HMI, Holdings or Merger Sub under this Agreement.

(c) MGO Indemnity Payments.

(i) Indemnity Payments Prior to Closing. Upon a determination, prior to the Closing, that MGO owes a payment in respect of an MGO Indemnity (an “MGO Indemnity Payment”), MGO shall, subject to Section 9.2(d), make such payments to the applicable HMI Indemnified Parties; provided, that if the aggregate MGO Indemnity Payments to be made prior to Closing would exceed the Pre-Closing Cap, then the MGO Indemnity Payments in excess of the Pre-Closing Cap will be made after Closing in the manner set forth in clause (iii) below.

(ii) Reserved Holdings Common Shares. At the Closing Date, Holdings shall reserve for issuance with the Transfer Agent 20,408,163 Holdings Common Shares (the “Indemnity Shares”). The Indemnity Shares shall be reserved exclusively for the making of MGO Indemnity Payments after the Closing.

(iii) Indemnity Payments After Closing. Upon a determination, after the Closing, that an MGO Indemnity Payment is due, Holdings shall issue to the HMI Shareholders (pro rata according to the number of Holdings Common Shares each holds) a number of Indemnity Shares equal to (x) the amount of the MGO Indemnity Payment divided by (y) the market value of a Holdings Common Share (based on the 10-Day VWAP of the Holdings Common Shares as of such date); provided, that the aggregate number of Holdings Common Shares issued in respect of MGO Indemnity Payments shall not exceed the number of Indemnity Shares placed in reserve pursuant to clause (iii); and provided, further, that no Indemnity Shares shall be issued in respect of any MGO Indemnity Payment that is not determined to have become due prior to the end of the Survival Period.

(d) Limitation on Damages.

(i) MGO Maximum. The aggregate amount of all MGO Indemnity Payments to be paid prior to Closing shall be an aggregate of $4,300,000 ($4,000,000 in respect of any Permitted Capital Raise(s)

and $300,000 in respect of any pending or threatened Proceeding disclosed on Section 4.12.3 of the MGO Disclosure Schedules) (the “Pre-Closing Cap”); provided, that this limitation shall not apply to Damages arising out of claims of Fraud.

(ii) Exclusive Means. After the Closing, the Indemnity Shares shall be the exclusive means for the HMI Indemnified Parties to collect any Damages from MGO or the MGO Principals with respect to which the HMI Indemnified Parties are entitled to indemnification pursuant to this Article IX, other than for Damages arising out of claims of Fraud.

(iii) Holdings Maximum. The maximum amount of all Damages for which Holdings shall be responsible for payment to the MGO Indemnified Parties (the “Holdings Maximum Amount”) shall not exceed an amount equal to (x) one-half of the number of Holdings Common Shares issued to all MGO Principals at the Closing times (y) the greater of (A) the average of the 10-Day VWAP for Holdings Common Shares over the first ten Trading Days after the Closing Date; and (B) the 10-Day VWAP for the MGO Shares over the ten Trading Days prior to the date hereof; provided, that this limitation shall not apply to Damages arising out of claims of Fraud.

9.3 Limitations. Notwithstanding any other provisions hereof:

(a) except in the case of Fraud, in no event will any Party be liable under this Agreement (for indemnification or otherwise) to any other Party or other Person for (i) any punitive or exemplary damages, except to the extent such damages are paid to a Third Party or (ii) any consequential damages, except to the extent reasonably foreseeable or paid to a Third Party;

(b) the amount of Damages for which any party to this Agreement may be entitled to seek indemnification under this Agreement will be reduced by: (i) the amount of any insurance proceeds or other payment from a Third Party that is received by such party (after taking into account any actual increase in premiums payable for such insurance policies solely as a result of such recovery) with respect to such Damages; (ii) any indemnity, contribution or other similar payment received or reasonably expected to be received by the Indemnified Party in respect of any such Damages; and (iii) the amount of any Tax benefit realized or reasonably expected to be realized by the Indemnified Party with respect to such Damages;

(c) no party hereto shall be entitled to recover any Damages relating to any matter arising under one provision of this Agreement (the “Subject Provision”) to the extent that such party has already recovered or claimed Damages with respect to such matter pursuant to another provision of this Agreement and recovery under such Subject Provision in a duplication of recovery with respect to such matter;

(d) each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Damages upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto; and

(e) no Party shall be liable hereunder for any Damages based upon or arising out of any inaccuracy or breach of any of the representations or warranties contained in this Agreement if the Person who otherwise may have a claim for such Damages, or any of such Person’s Representatives, had knowledge of such inaccuracy or breach prior to the Closing.

9.4 Indemnification Procedures.

(a) Notice. Whenever any claim shall arise for indemnification under Section 9.2 (an “Indemnification Claim”), the Indemnified Party shall promptly provide written notice of the Indemnification Claim to the Person against which it is seeking indemnification hereunder (the “Indemnifying Party”). Such notice shall describe the Indemnification Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Damages that have been or may be sustained by the Indemnified Party. An Indemnified Party’s failure to promptly provide written notice of an Indemnification Claim and copies of all material written evidence thereof shall not relieve the Indemnifying Party from its indemnification obligations with respect to the subject of the Indemnification Claim, except to the extent (and only to the extent) the Indemnifying Party is prejudiced as a result of such failure.

(b) Direct Claims. Upon receipt of written notice of an Indemnification Claim, the Indemnifying Party shall have ten Business Days to respond in writing. During such ten-Business Day period, the Indemnified Party shall provide the Indemnifying Party and its Representatives a reasonable opportunity to investigate the matter or circumstance alleged to give rise to the Indemnification Claim and whether and to what extent any amount is payable in respect of the Indemnification Claim. If the Indemnifying Party does not respond within such ten-Business Day period, the Indemnifying Party shall be deemed to have rejected such Indemnification Claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(c) Third Party Claims. With respect to any Indemnification Claim resulting from or arising out of any claim by a Person who is not a party to this Agreement (a “Third Party Claim”), the Indemnifying Party shall be entitled to participate in the defense of the Third Party Claim and, if the Indemnifying Party so chooses by delivering written notice to the Indemnified Party to assume the defense of the Third Party Claim, and the Indemnified Party shall cooperate in good faith in such defense; provided, that the Indemnifying Party shall not be permitted to assume the defense of any Third Party Claim that (i) involves (A) injunctive relief, specific performance or other similar equitable relief that, if granted, could reasonably be expected to materially adversely affect the Indemnified Party, (B) any claim made by a Governmental Authority against an Indemnified Party, or (C) any criminal allegations; or (ii) is one in which the Indemnifying Party is also a party and joint representation would be inappropriate or there may be legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party. If the Indemnifying Party is permitted and so elects to assume the defense of any Third Party Claim, then the Indemnified Party shall have the right, at its sole expense, to participate in the defense of such Third Party Claim and to employ counsel separate from the counsel employed by the Indemnifying Party, and the Parties shall cooperate in the defense of such Third Party Claim; provided, that under no circumstance shall the Indemnifying Party agree to settle or compromise any Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party, within a reasonable time after receipt of written notice relating to a Third Party Claim, is not permitted to assume defense of the Third Party Claim, elects not to assume defense of the Third Party Claim or fails to defend the Third Party Claim actively and in good faith, then the Indemnified Party shall have the right to undertake the defense of, and to settle or compromise, the Third Party Claim at the expense of the Indemnifying Party; provided, that the Indemnified Party shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

9.5 Sole Remedy. Except in the case of Fraud, and except for claims of injunctive or other equitable relief available to each party hereunder, (i) the indemnification provisions contained in Section 9.2 constitute the sole and exclusive remedies of the parties hereto for any breach of any representation, warranty, covenant or agreement contained herein, and (ii) to the fullest extent permitted by Law, all other rights and remedies of the parties arising under or in connection with this Agreement and the Transactions are hereby waived and released.

9.6 Tax Treatment. All indemnification payments pursuant to Section 9.2 shall be deemed to be adjustments to the Purchase Price for United States federal, state and local Income Tax purposes.

ARTICLE X

CONDITIONS TO OBLIGATIONS OF THE PARTIES

10.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall in all respects be subject to the satisfaction or written waiver (where permissible) by HMI and MGO of the following conditions.

(a) Antitrust Approval. All applicable waiting periods under the Antitrust Laws (and any extensions thereof) relating to the transactions contemplated by this Agreement, and any agreement with or commitment to any Governmental Authority not to consummate the transactions contemplated by this Agreement, shall have expired or been terminated. All other required Consents under the Antitrust Laws relating to the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect.

(b) Required Shareholder Approval. The Shareholder Approval Matters shall have been submitted to the vote of MGO Shareholders at the Special Shareholder Meeting in accordance with the Proxy Statement and shall have been approved and adopted by the Requisite Vote of MGO Shareholders at the Special Shareholder Meeting in accordance with the Proxy Statement, MGO’s Organizational Documents and the applicable provisions of the Delaware General Corporation Law and Nasdaq (the “Required Shareholder Approval”).

(c) No Law or Order. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions (a “Legal Restraint”).

(d) Listing. The Holdings Common Shares (including those to be issued pursuant to this Agreement (including the Earnout Shares) shall have been approved for listing on Nasdaq (or such other national securities exchange), subject only to official notice of issuance thereof.

(e) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and not withdrawn.

(f) Amended and Restated Organizational Documents. The articles of incorporation of Holdings (the “A&R Holdings Charter”) and the bylaws of Holdings (together with the A&R Holdings Charter, the “A&R Holdings Charter and Bylaws”) shall have been amended and restated in their entirety in a form applicable to a company publicly listed in the United States and approved by HMI in its sole discretion.

10.2 Conditions to Obligations of HMI, the HMI Shareholders, Holdings and Merger Sub. In addition to the conditions specified in Section 10.1, the obligations of HMI, the HMI Shareholders, Holdings and Merger Sub to consummate the Transactions are subject to the satisfaction or written waiver (by HMI, where permissible) of the following conditions.

(a) Representations and Warranties.

(i) All of the MGO Fundamental Warranties shall be true and correct in all material respects on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date).

(ii) The representations and warranties of MGO contained in Section 4.5 shall be true and correct (except for de minimis inaccuracies) on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date).

(iii) All of the other representations and warranties of MGO set forth in this Agreement shall be true and correct on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date, subject to clause (B) of this Section 10.2(a)(ii)) and (B) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or similar), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on MGO.

(b) Agreements and Covenants. MGO shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer Certificate. MGO shall have delivered to HMI a certificate, dated as of the Closing Date, signed by an officer of MGO, certifying as to the satisfaction of the conditions specified in Section 10.2(a), Section 10.2(b) and Section 10.2(d) but in each case, solely with respect to themselves.

(d) Ancillary Documents. A counterpart to the Ancillary Documents required to be executed by MGO at or prior to the Closing Date shall have been executed and delivered to HMI.

10.3 Conditions to Obligations of MGO. In addition to the conditions specified in Section 10.1, the obligations of MGO to consummate the Transactions are subject to the satisfaction or written waiver (by MGO where permissible) of the following conditions.

(a) Representations and Warranties.

(i) All of HMI Fundamental Warranties and the HMI Shareholders Fundamental Warranties shall be true and correct in all material respects on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date).

(ii) The representations and warranties of HMI and the HMI Shareholders contained in Section 6.3 and Section 7.3 shall be true and correct (except for de minimis inaccuracies) on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date).

(iii) All of the other representations and warranties of HMI and the HMI Shareholders set forth in this Agreement shall be true and correct on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date, subject to clause (B) of this Section 10.3(a)(iii)) and (B) other than representations and warranties set forth in Section 6.8(b), any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or similar), individually or in the aggregate, have not had and would not reasonably be expected to have (x) a Material Adverse Effect on HMI or (y) a material adverse effect on HMI Shareholder’s ability to consummate the Transactions or perform their obligations under this Agreement or the Ancillary Documents to which they are party, as applicable.

(iv) All of the Holdings Fundamental Warranties shall be true and correct in all material respects on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date).

(v) All of the other representations and warranties of Holdings set forth in this Agreement shall be true and correct on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date, subject to clause (B) of this Section 10.3(a)(v)), and (B) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or similar), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Holdings.

(b) Agreements and Covenants. Each of HMI, the HMI Shareholders, Holdings and Merger Sub shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) Officer Certificate. HMI, each HMI Shareholder and Holdings shall have delivered to MGO a certificate, dated as of the Closing Date, signed by an officer of each of HMI, Holdings and each HMI Shareholder, certifying as to the satisfaction of the conditions specified in Section 10.3(a), Section 10.3(b) and Section 10.3(d), but in each case, solely with respect to themselves.

(d) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to HMI since the date of this Agreement which is continuing and uncured.

(e) Ancillary Documents. A counterpart to the Ancillary Documents required to be executed by HMI, the HMI Shareholders, Holdings and Merger Sub at or prior to the Closing shall have been executed and delivered to MGO.

10.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article X to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to HMI, any HMI Company, the HMI Shareholders, or Holdings) to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE XI

TERMINATION AND EXPENSES

11.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing Date, notwithstanding receipt of any requisite approval and adoption of this Agreement and the Transactions by the shareholders of any Party, as follows:

(a) by mutual written consent of MGO and HMI;

(b) by written notice by either MGO or HMI to the other if any of the conditions set forth in Article X have not been satisfied or waived by December 31, 2024 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 11.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates (or with respect to HMI, the HMI Shareholders or Holdings) of any representation, warranty, covenant or obligation under this Agreement was the principal cause of the failure of a condition set forth in Article X on or before the Outside Date;

(c) by written notice by either MGO or HMI to the other if a Legal Restraint has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 11.1(c) shall not be available to a Party if the failure by such Party or its Affiliates (or with respect to HMI, the HMI Shareholders or Holdings) to comply with any provision of this Agreement was the principal cause of such Legal Restraint;

(d) by written notice by HMI to MGO if (i) there has been a breach by MGO of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of MGO shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 10.2(a) or Section 10.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach (or if the breach is curable, the date by which such breach is required to be cured in the succeeding clause (ii))), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 30 days after written notice of such breach or inaccuracy is provided to MGO by HMI or (B) the Outside Date; provided, that HMI shall not have the right to terminate this Agreement pursuant to this Section 11.1(d) if at such time MGO would be entitled to terminate this Agreement pursuant to Section 11.1(f);

(e) by written notice by HMI to MGO if during the Interim Period (a) MGO receives or has received prior to the Interim Period a notice of delisting from Nasdaq and MGO is not reasonably able to cure the deficiency that is the subject of the notice of delisting within three months of the date of the notice of delisting, or (b) MGO files a Form 25, or is formally delisted from Nasdaq and the MGO Shares cease trading on Nasdaq;

(f) by written notice by MGO to HMI if (i) there has been a breach by HMI, the HMI Shareholders or Holdings of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 10.3(a) or Section 10.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach (or if the breach is curable, the date by which such breach is required to be cured in the succeeding clause (ii))), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 30 days after written notice of such breach or inaccuracy is provided to HMI by MGO or (B) the Outside Date; provided, that MGO shall not have the right to terminate this Agreement pursuant to this Section 11.1(f) if at such time HMI would be entitled to terminate this Agreement pursuant to Section 11.1(d); or

(g) by written notice by either MGO or HMI to the other if the Special Shareholder Meeting is held (including any adjournment or postponement thereof) and has concluded, MGO Shareholders have duly voted, and the Required Shareholder Approval was not obtained.

11.2 Effect of Termination. If this Agreement is terminated pursuant to Section 11.1, this Agreement shall thereupon become null and void and of no further force and effect and there shall be no Liability on the part of any Party to another Party, except that (a) the provisions of Sections 8.16, 8.17, 11.3, Article XII, Article XIII and this Section 11.2 shall remain in full force and effect and (b) nothing in this Section 11.2 shall be deemed to (i) release any Party from any Liability for any wilful and material breach by such Party of any term of this Agreement prior to the date of termination or pursuant to any Fraud Claim against such Party, (ii) impair the right of any Party to compel specific performance by any other Party of such other Party’s obligations under this Agreement in each case prior to the valid termination of this Agreement or (iii) terminate or otherwise modify the Confidentiality Agreement.

11.3 Fees and Expenses. Subject to Section 12.1, at or prior to Closing or the earlier termination of this Agreement (a) HMI shall pay, or cause to be paid, all HMI Transaction Expenses and (b) MGO shall pay, or cause to be paid, all MGO Transaction Expenses.

ARTICLE XII

WAIVERS AND RELEASES

12.1 Mutual Releases.

(a) Effective as of the Closing, except as set forth in this Agreement, each of MGO and Holdings, Holdings on behalf of all its Subsidiaries (including the HMI Companies) and MGO on behalf of each of the

MGO Subsidiaries and its Affiliates, hereby irrevocably releases and discharges, the HMI Shareholders and each other HMI Affiliate, and each of their respective current and former directors, managers, officers, partners and employees from and against all liabilities, claims and obligations, whether accrued or contingent, whether known or unknown, whether arising under common law, statute, equity or otherwise, to the extent arising prior to the Closing and based upon, arising out of or related to the HMI Companies and their respective businesses, operations, assets and liabilities, the service by any such HMI Affiliate as an officer, director, manager, employee or Representative of the HMI Companies or to the subject matter of this Agreement and the Ancillary Documents, including the Transactions (other than, and solely with respect to, any of the covenants in this Agreement that survive the Closing); provided, however, that this Section 12.1(a) shall not release or discharge (i) any liability of HMI or any HMI Shareholder under this Agreement, any Ancillary Document or the Confidentiality Agreement, (ii) any liability of any current or former employee of the HMI Companies or any of their respective Subsidiaries to the extent (A) related to this Agreement, any Ancillary Document or the Transactions or (B) arising out of such employee’s service as an officer, director or employee of the HMI Companies or any of their respective Subsidiaries, (iii) any Fraud Claim by MGO against HMI or any HMI Shareholder or (iv) any claims that cannot be waived under applicable Law.

(b) Effective as of the Closing, expect as set forth in this Agreement, each HMI Shareholder hereby irrevocably releases and discharges MGO, Holdings, the HMI Companies and their respective Subsidiaries, each other MGO Affiliate and each of their respective current and former directors, managers, officers, partners and employees from and against all liabilities, claims and obligations, whether accrued or contingent, whether known or unknown, whether arising under common law, statute, equity or otherwise, to the extent arising prior to the Closing and based upon, arising out of or related to the HMI Companies and their respective Subsidiaries, their respective businesses, operations, assets and liabilities, the service by any such MGO Affiliate as an officer, director, manager, employee or Representative the HMI Companies or any of their respective Subsidiaries or to the subject matter of this Agreement and the Ancillary Documents, including the Transactions (other than, and solely with respect to, any of the covenants in this Agreement that survive the Closing); provided, however, that this Section 12.1(b) shall not release or discharge (i) any liability of MGO, Holdings, the HMI Companies and their respective Subsidiaries under this Agreement, any Ancillary Document or the Confidentiality Agreement (in each case to which it is party), (ii) any liability of any current or former employee of the HMI Companies or any of their respective Subsidiaries to the extent (A) related to this Agreement, any Ancillary Document or the Transactions or (B) arising out of such employee’s service as an officer, director or employee of the HMI Companies or any of their respective Subsidiaries, (iii) any Fraud Claim by any HMI Shareholder or (iv) any claims that cannot be waived under applicable Law.

(c) The Parties acknowledge and agree that HMI Affiliates and the MGO Affiliates are intended third-party beneficiaries of this Section 12.1.

ARTICLE XIII

MISCELLANEOUS

13.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery (a) in person, (b) by e-mail (without receiving notice of non-receipt or other “bounce-back”), (c) by reputable, nationally recognized overnight courier service or (d) by registered or certified mail, pre-paid and return receipt requested; provided, however, that notice given pursuant to clauses (c) and (d) above shall not be effective unless a duplicate copy of such notice is also given in person or by e-mail (without receiving notice of non-receipt or other “bounce-back”);

in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice).

If to MGO, to: c/o MGO Global Inc. 1515 SE 17th Street, Suite 121/#460236 Fort Lauderdale FL, 33346

with a copy (which will not constitute notice) to:

Sichenzia Ross Ference Carmel LLP

1185 Avenue of the Americas, 31st Floor

New York, New York 10036

Attn: Ross D. Carmel; Jeffrey P. Wofford

Email: rcarmel@srfc.law; jwofford@srfc.law

If to HMI or Holdings at or prior to the Closing, to: c/o Heidmar Inc. 89 Akti Miaouli Piraeus, 18538 Greece Attention : Pankaj Khanna Email : pankaj.khanna@heidmar.com	with a copy (which will not constitute notice) to: Seward & Kissel LLP One Battery Park Plaza New York, NY 10004 United States Attn: Keith Billotti Email: billotti@sewkis.com

If to the HMI Shareholders, to: c/o Heidmar Inc. 89 Akti Miaouli Piraeus, 18538 Greece Athens, Greece Attention: Pankaj Khanna Email: pankaj.khanna@heidmar.com	with a copy (which will not constitute notice) to: Seward & Kissel LLP One Battery Park Plaza New York, NY 10004 United States Attn: Keith Billotti Email: billotti@sewkis.com

If to Holdings or HMI after the Closing, to: c/o Heidmar Inc. 89 Akti Miaouli Piraeus, 18538 Greece Attention: Pankaj Khanna Email: pankaj.khanna@heidmar.com	with a copy (which will not constitute notice) to: Seward & Kissel LLP One Battery Park Plaza New York, NY 10004 United States Attn: Keith Billotti Email: billotti@sewkis.com

13.2 Binding Effect; Assignment. Subject to Section 13.3, this Agreement and all of the provisions hereof shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise prior to the Closing without the prior written consent of MGO, Holdings and HMI. Any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

13.3 Third Parties. Except for the rights of (a) the D&O Indemnified Persons set forth in Section 8.19, (b) the rights of HMI Affiliates set forth in Section 12.1, (c) the rights of the MGO Affiliates set forth in Section 12.1 and (d) the rights of the Nonparty Affiliates set forth in Section 13.13, respectively, which the Parties acknowledge and agree are express Third Party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the Transactions shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party or thereto or a successor or permitted assign of such a Party.

13.4 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, however, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The Parties hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any Party and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each Party further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (x) the Action in any such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

13.5 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY ANCILLARY DOCUMENT OR THE TRANSACTIONS. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.5.

13.6 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the Transactions are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may not have adequate remedy at law, and agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction, specific performance or other equitable remedy to prevent or remedy any breach of this Agreement and to seek to enforce specifically the terms and provisions hereof, in each case, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

13.7 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

13.8 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by each of MGO and HMI.

13.9 Waiver. Each of MGO, Holdings, HMI and the HMI Shareholders, may in its sole discretion (a) extend the time for the performance of any obligation or other act of any other Party, (b) waive any inaccuracy in the representations and warranties by such other Party contained herein or in any document delivered pursuant hereto and (c) waive compliance by such other Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby, and any such extension or waiver shall only be binding upon the Party or Parties so providing the extension or waiver. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right or remedy hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

13.10 Entire Agreement. This Agreement, the Ancillary Documents and the Confidentiality Agreement collectively set out the entire agreement between the Parties in respect of the subject matter contained herein and therein and, save to the extent expressly set out in this Agreement, the Ancillary Document or the Confidentiality Agreement, supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating thereto.

13.11 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires:

(a) references to the singular shall include the plural and vice versa and references to one gender include any other gender;

(b) references to a “Person” includes any individual, partnership, body corporate, corporation sole or aggregate, state or agency of a state, and any unincorporated association or organization, in each case whether or not having separate legal personality;

(c) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(d) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with U.S. GAAP, IFRS, or any other accounting principles used by the applicable Person;

(e) general words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts, matters or things covered by the general words and the words “includes” and “including” shall be construed without limitation;

(f) the words “herein”, “hereto”, and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement;

(g) the words “date hereof” when used in this Agreement shall refer to the date of this Agreement;

(h) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”;

(i) in Article IV through Article XII to (i) “MGO” shall refer to MGO Global, Inc. for all periods prior to the completion of the Merger and to the Surviving Company for all periods after the completion of the Merger; provided, that the foregoing shall not apply to the representations and warranties set forth in Sections 4.2, 4.4 and 4.5, and (ii) “MGO Shares” shall refer to such securities solely for periods prior to the Merger;

(j) the term “or” shall be construed to have the same meaning and effect as the inclusive term “and/or”;

(k) the word “day” means calendar day unless Business Day is expressly specified;

(l) every reference to a particular Law shall be construed also as a reference to all other Laws made under the Law referred to and to all such Laws as amended, re-enacted, consolidated or replaced or as their application or interpretation is affected by other Laws from time to time and whether before or after Closing; provided, that as between the parties, no such amendment or modification shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any Party;

(m) references to “Dollars” or “$” are references to the lawful currency from time to time of the United States of America;

(n) for the purposes of applying a reference to a monetary sum expressed in Dollars, an amount in a different currency shall be deemed to be an amount in Dollars translated at the Exchange Rate at the relevant date;

(o) references to a “company” includes any company, corporation or other body corporate wherever and however incorporated or established;

(p) references to writing shall include any modes of reproducing words in a legible and non-transitory form;

(q) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”;

(r) the word “will” shall be construed to have the same meaning and effect as the word “shall”;

(s) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement;

(t) unless the context of this Agreement otherwise requires, references to any statute shall include all regulations promulgated thereunder and references to any statute or regulation shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing such statute or regulation;

(u) words introduced by the word “other” shall not be given a restrictive meaning because they are preceded by words referring to a particular class of acts, matters or things; and

(v) any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form.

The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by Holdings or HMI to be given, delivered, provided or made available by Holdings or HMI, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to MGO or its Representatives, such

Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of HMI for the benefit of MGO and its Representatives and MGO and its Representatives have been given access to the electronic folders containing such information (subject to access limitations as may be applicable to any individual electronic folders).

13.12 Counterparts. This Agreement may be executed and delivered (including by facsimile, email or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

13.13 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Parties acknowledge and agree that all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the Ancillary Documents, or the negotiation, execution, or performance or non-performance of this Agreement or the Ancillary Documents (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or the Ancillary Documents), may be made only against (and such representations and warranties are those solely of) the persons that are expressly identified as parties to this Agreement or the applicable Ancillary Document (the “Contracting Parties”) except as set forth in this Section 13.13. In no event shall any Contracting Party have any shared or vicarious liability for the actions or omissions of any other person. No person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, shareholder, Affiliate, agent, financing source, attorney or Representative or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, shareholder, Affiliate, agent, financing source, attorney or Representative or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the other Ancillary Documents or for any claim based on, in respect of, or by reason of this Agreement or the other Ancillary Documents or their negotiation, execution, performance, or breach; and each Party waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. Notwithstanding anything to the contrary herein, none of the Contracting Parties or any Nonparty Affiliate shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages which may be alleged as a result of this Agreement, the Ancillary Documents or any other agreement referenced herein or therein or the transactions contemplated hereunder or thereunder, or the termination or abandonment of any of the foregoing. The Parties acknowledge and agree that the Nonparty Affiliates are intended third-party beneficiaries of this Section 13.13.

13.14 Scope of the HMI Shareholders’ Obligations. In this Agreement, (a) any obligation, covenant, representation or warranty, indemnity, liability or other requirement provided by or in respect of any HMI Shareholder shall be on a several basis (not jointly and not jointly and severally) as to such HMI Shareholder and only pertain to it, (b) each HMI Shareholder shall be liable for its own breaches, (c) to the extent any HMI Shareholder is liable for monetary damages hereunder, other than in the cause of a Fraud Claim or for any wilful and material breach by such HMI Shareholder of any term of this Agreement prior to the date of termination, the aggregate liability of such HMI Shareholder shall be equal to its HMI Shareholder Consideration and (d) no Party shall be entitled to recover more than once (i.e., “double recovery”) for the same loss or losses even in the event of breaches by multiple HMI Shareholders.

ARTICLE XIV

DEFINITIONS

14.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“10-Day VWAP” means, with respect to any particular security, the average of the Bloomberg Volume Weighted Average Prices for that security over the previous 10 Trading Days ending on the day prior to the date of determination.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, governmental inquiry or investigation, hearing, proceeding or investigation, by or before any Governmental Authority.

“Advisory Agreement” means the M&A Advisory Agreement between MGO and Maxim Group LLC, dated February 2, 2024.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Ancillary Documents” means each agreement, instrument, certificate or document to be executed or delivered by any of the Parties in connection with or pursuant to this Agreement, the MGO Disclosure Schedules, HMI Disclosure Schedules, the Certificate of Merger, the Lock-Up/Leak-Out Agreements and the Voting and Support Agreement.

“Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each compensation, bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, consulting, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, termination, relocation or expatriate benefit, perquisite, collective bargaining, profit sharing, pension, vacation, sick leave, cafeteria, dependent care, medical care, life insurance, dental, vision, prescription, employee assistance program, workers’ compensation, supplemental unemployment benefits, post-employment benefits, education or tuition assistance programs, and each insurance (including any self-insured arrangement) and other similar fringe or employee benefit plan, policy, program, agreement or arrangement

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York, London, England, or Athens, Greece, are authorized to close for business.

“CAA” means the Consolidated Appropriations Act, 2021, (P. L. 116-260), as may be amended from time to time.

“CARES Act” means (a) the Coronavirus Aid, Relief, and Economic Security Act, and any administrative or other guidance published with respect thereto by any Governmental Entity (including IRS Notice 2020-22), or any other Law or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, IRS Notices 2020-65 or 2021-11) intended to address the consequences of the COVID-19 pandemic and (b) any extension of, amendment, supplement, correction, revision or similar treatment to any provision of the Laws described in clause (a), including pursuant to the CAA or the ARPA, as applicable, (in each case, including any comparable provisions of state, local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Entity).

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended.

“Consent” means any consent, approval, waiver, authorization, waiting period expiration or termination, or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Consideration Shares” means, with respect to any MGO Principal, the number of Holdings Common Shares issued to that MGO Principal as MGO Merger Consideration pursuant to Section 1.6(a).

“Contracts” means all binding contracts, agreements, arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other binding contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Contributor” means all Persons who created, developed, or contributed to any Intellectual Property purported to be owned by an HMI Company.

“Contributor Agreement” means a Contract with a Contributor, pursuant to which the Contributor assigns to a HMI Company all of the Contributor’s right, title and interest in and to (i) the Intellectual Property conceived, developed created or reduced to practice by such Contributor in connection with and within the scope of the employment or engagement of such Contributor by such HMI Company, or (ii) if such Contributor was not employed or engaged by a HMI Company, the Intellectual Property purported to be owned by any HMI Company that was conceived, developed, acquired, created, or reduced to practice by such Contributor.

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing, a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast 50% or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive 50% or more of the profits, losses, or distributions of the Controlled Person or (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person.

“Copyrights” means any intellectual property rights in works of authorship, databases, collections of data, and mask works, including all copyrights and sui generis rights therein, and all registrations, renewals, extensions, or reversions thereof.

“COVID-19” means the disease known as coronavirus disease or COVID-19, the virus known as severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and any evolutions or mutations thereof.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, mask wearing, temperature taking, personal declaration, “purple badge standard”, shut down, closure, sequester directive, guideline or recommendation made by an applicable Governmental Authority or any other applicable Law in connection with or in response to COVID-19.

“Damages” means all liabilities, obligations, liens, assessments, levies, losses, damages, fines, penalties and reasonable out-of-pocket costs of any investigation, response, or remedial or corrective action, whether or not arising from Third Party claims, including reasonable attorneys’ fees and expenses, in each case taking into account the interests held by MGO and its Affiliates in Holdings.

“Data Protection Laws” means the following legislations to the extent applicable: (a) national Laws implementing the Directive on Privacy and Electronic Communications (2002/58/EC), (b) the General Data Protection Regulation (2016/679) (the “GDPR”) and any national Law supplementing the GDPR or any successor Laws arising out of the withdrawal of a member state from the European Union, including the UK Data Protection Act 2018 (“DPA”), the UK General Data Protection Regulation as defined by the DPA as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 and (c) all applicable Law concerning the privacy, protection, security, collection, storage, use, transfer, disclosure, destruction, alteration or other processing of Personal Data.

“Delaware General Corporation Law” means the Delaware General Corporation Law, as amended.

“Environmental Law” means any Law in effect on or prior to the date hereof relating to (a) the protection of human health and safety (to the extent relating to exposure to Hazardous Materials), (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (c) the use, storage, recycling, treatment, generation, transportation, processing, handling, labelling, production, Release or disposal of Hazardous Materials.

“Environmental Permits” has meaning set forth in Section 6.19(a).

“ERISA Affiliate” means any entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included any other entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as such other entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Rate” means with respect to a particular currency for a particular day, the closing rate of exchange for that currency into Dollars on such date as published by Bloomberg.

“Exchange Shares” means the Holdings Common Shares to be issued as part of the Share Acquisition in accordance with Section 2.2.

“Fraud Claim” means any claim based in whole or in part upon Fraud against the Person who committed a Fraud, which such claim can only be brought by the Person alleged to have suffered from such alleged Fraud, and “Fraud” means, with respect to any Person, the making of a statement of fact in the express representations and warranties set forth in this Agreement or any certificate delivered pursuant hereto, with the intent to deceive another Person and which requires the elements defined by Delaware common law. In no event shall Fraud hereunder or a Fraud Claim include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence or recklessness.

“Fundamental Representations” means (a) with respect to MGO: the representations contained in Sections 4.1, 4.2, 4.3, 4.4, 4.5 and 4.20; (b) with respect to HMI, the representations contained in Sections 5.1, 5.2, 5.3, 5.4, 5.5 and 5.7; and (c) with respect to Holdings, the representations contained in Sections 6.1, 6.2, 6.3, 6.5, 6.6 and 6.26.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental, regulatory or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any chemical, waste, gas, liquid or other substance or material that is defined, listed, designated or regulated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”,

“regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or that could result in the imposition of Liability, or responsibility for Remedial Action, under any Environmental Law, including petroleum and petroleum by-products or derivatives, asbestos or asbestos-containing materials, per- and polyfluoroalkyl substances, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“HMI Affiliate” means (i)(A) any direct or indirect shareholder, member, general or limited partner or other equityholder of Holdings or HMI and (B) any past, present or future director, officer, employee, incorporator, manager, controlling person, affiliate, subsidiary, portfolio company or Representative of, and any financing source or lender to, (1) Holdings or (2) HMI or any of its Subsidiaries or (3) any person referred to in the foregoing clause (i)(A) or (ii) any of their respective heirs, executors, administrators, successors or assigns.

“HMI Companies” means, collectively, all of HMI and HMI Subsidiaries and “HMI Company” means any of them.

“HMI Confidential Information” means all confidential or proprietary documents and information concerning the HMI Companies, Holdings, or the HMI Shareholders or any of their respective Affiliates or Representatives, furnished in connection with this Agreement or the Transactions; provided, however, that HMI Confidential Information shall not include any information which, at the time of the disclosure to MGO or its Representatives (a) was generally available publicly and was not disclosed in breach of this Agreement or (b) was previously known by such receiving Party without violation of Law or any confidentiality obligation by the Person receiving such HMI Confidential Information.

“HMI Convertible Securities” means, collectively, any other options, warrants or rights to subscribe for or purchase any capital shares of HMI or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital shares of HMI.

“HMI Fundamental Warranties” means the representations and warranties contained in Section 6.1(a) (Organization and Standing), Section 6.2 (Authorization; Binding Agreement), Section 6.4 (Subsidiaries), Section 6.5 (Governmental Approvals), Section 6.6 (Non-Contravention) and Section 6.26 (Finders and Brokers).

“HMI Outstanding Shares” means the total number of HMI Shares outstanding immediately prior to the Share Acquisition Closing on a fully diluted and as-converted basis and assuming, without limitation or duplication, (i) the exercise of each option to purchase HMI Shares outstanding immediately prior to the Share Acquisition Closing, and (ii) the issuance of HMI Shares in respect of all other outstanding options, restricted stock units, warrants or rights to receive HMI Shares whether conditional or unconditional, and including any outstanding options, restricted stock awards, warrants or rights triggered by or associated with the Closing, but excluding any other HMI Shares reserved for issuance under the Holdings Equity Incentive Plan.

“HMI Owned IP” means any Intellectual Property owned by any HMI Company, including HMI Registered IP.

“HMI Share Consideration” means a number of Holdings Common Shares equal to (a) the MGO Outstanding Shares, times (b) 16.6667, divided by (c) the HMI Outstanding Shares.

“HMI Shareholders Fundamental Warranties” means the representations and warranties contained in Section 7.1 (Organization and Standing), Section 7.2 (Authorization; Binding Agreement), and Section 7.7 (Finders and Brokers).

“HMI Shares” means the Class A Shares and Class B Shares of HMI.

“HMI Subsidiaries” means (a) Heidmar International Pools Inc., a Marshall Islands corporation, (b) Blue Fin Tankers Inc., a Marshall Islands corporation, (c) Seawolf Tankers Inc., a Marshall Islands corporation, (d) Sigma Tankers Inc., a Marshall Islands corporation, (e) Dorado Tankers Pool Inc., a Marshall Islands corporation, (f) Star Tankers Inc., a Marshall Islands corporation, (g) Marlin Tankers Inc., a Marshall Islands corporation, (h) SeaLion Tankers INC., a Marshall Islands corporation, (i) SeaDragon Tankers Inc., a Marshall Islands corporation, (j) SeaHorse Tankers, Inc., a Marshall Islands corporation, (k) Cash Custodian Inc., a Marshall Islands corporation, (l) Heidmar Investments LLC, a Marshall Islands limited liability company, (m) Heidmar (Far East) LLC, a Marshall Islands limited liability company, (n) Heidmar (Far East) Pte. Ltd., a Singapore private company limited by shares, (o) Heidmar (Far East) Tankers Pte. Ltd., a Singapore private company limited by shares, (p) Heidmar UK Trading Limited, a United Kingdom company, (q) Heidmar UK Limited, a United Kingdom company, (r) Heidmar 2020 LLC, a Marshall Islands limited liability company, (s) Heidmar Bulkers Inc., a Marshall Islands corporation, (t) Sea Otter Tankers Inc., a Marshall Islands corporation, (u) Ocean Star Inc., a Marshall Islands corporation, (v) Ocean Dolphin Inc., a Marshall Islands corporation, (w) Heidmar DMCC, a company established in Dubai Multi Commodities Centre Authority (United Arab Emirates), (x) Heidmar Trading DMCC, a company established in Dubai Multi Commodities Centre Authority (United Arab Emirates), (y) Landbridge Ship Management (HK) Limited, a Hong Kong corporation, and (z) BH Cape Holding Pte. Ltd., a Singapore private company limited by shares.

“HMI Transaction Expenses” means the aggregate amount of all fees, costs and expenses (whether or not yet invoiced) that have been incurred prior to the Closing by or on behalf of HMI or Holdings and that HMI has agreed to pay or is otherwise liable for (including, if applicable, fees, costs and expenses of the managers, directors, officers, employees and consultants of HMI or Holdings that HMI has agreed to pay or is otherwise liable for) in connection with the negotiation, execution, performance or consummation of this Agreement and the Ancillary Documents and the Transactions and that constitute fees, costs and expenses of third-party counsel, advisors, brokers, finders, consultants, investment bankers, accountants, auditors and experts, excluding any payments or benefits under any HMI Benefit Plan; provided, that HMI Transaction Expenses shall only include one-half of the costs and expenses incurred by Holdings in preparing and filing the Registration Statement, including SEC filing fees and the expenses of the financial printer.

“Holdings Common Shares” means the registered common shares, with $0.01 par value per share, of Holdings.

“Holdings Fundamental Warranties” means the warranties contained in Section 5.1 (Organization and Standing), Section 5.2 (Authorization; Binding Agreement), Section 5.5 (Capitalization) and Section 5.7 (Finders and Brokers).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“IFRS” means International Financial Reporting Standards as promulgated by the International Accounting Standards Board.

“Incidental Licenses” means, with respect to a HMI Company, any of the following Contracts entered into in the ordinary course of business: (a) an incidental permitted use right to confidential information in a non-disclosure agreement, (b) Contributor Agreements and (c) any non-exclusive license to Intellectual Property that is merely incidental to the transaction contemplated in such license, the commercial purpose of which is primarily for something other than such license, such as: (i) sales or marketing or similar Contract that includes a license to use the Trademarks of a HMI Company for the purposes of promoting the goods or services thereof, (ii) a Contract with a vendor that allows the vendor to identify a HMI Company as a customer, (iii) a Contract to purchase or lease equipment or materials, such as a photocopier, computer, or mobile phone that also contains an incidental license to Intellectual Property; or (iv) license for the use of software that is preconfigured, preinstalled, or embedded on hardware or other equipment.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), including “earn-outs” and “seller notes” whether accrued or not, (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, in each case to the extent drawn, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with U.S. GAAP, IFRS, or any other accounting principles used by such Person, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against and not settled, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) all obligations secured by a Lien on any property of such Person and (h) all obligation described in clauses (a) through (g) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss. For the avoidance of doubt, “Indebtedness” shall exclude (i) any amounts included in Company Transaction Expenses (with respect to Indebtedness of HMI) or MGO Transaction Expenses (with respect to Indebtedness of MGO), (ii) accounts payable to trade creditors or accrued expenses, in each case, arising in the ordinary course of business and that are not yet due and payable or are being disputed in good faith or (iii) the endorsement of negotiable instruments for collection in the ordinary course of business.

“Infringement” means, directly or indirectly (including secondarily, contributorily, by inducement or otherwise), the infringement, misappropriation, dilution, or other violation of the Intellectual Property of any Person. “Infringed” and “Infringing” mean the correlative of Infringement.

“Intellectual Property” means all intellectual property rights, including Patents, Trademarks, internet domain names, Copyrights, design rights, and Trade Secrets.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended.

“IPO” means the initial public offering of the MGO Shares pursuant to the final prospectus, dated January 12, 2023, and filed with the SEC on January 12, 2023.

“IT Systems” means all computer hardware and peripherals, telecommunications and network equipment, other informational technology assets and equipment, software, and industrial control systems that are owned, leased or licensed by any HMI Company or MGO or any MGO Subsidiary.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Knowledge” means, with respect to (a) HMI, the actual knowledge of persons set forth on Section 14.1 of HMI Disclosure Schedules, or (b) MGO, the actual knowledge of persons set forth on Section 14.1 of the MGO Disclosure Schedules, (c) any other Party, (i) if an entity, the actual knowledge of its executive officers, directors or secretary, or (ii) if a natural person, the actual knowledge of such Party. No Party shall be deemed to have any other actual, imputed, or constructive knowledge regarding the subject matter of any of the relevant provisions.

“Law” means any federal, tribal, state, local, municipal, foreign or other law, statute, legislation, case law, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under U.S. GAAP, IFRS, or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), or any filing or agreement to file a financing statement as debtor under applicable Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, liabilities, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries to consummate the Transactions or to perform its obligations under this Agreement or the Ancillary Documents to which it is party; provided, however, that for purposes of clause (a) above, any fact, event, occurrence, change or effect directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, facts, events, occurrences, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may or would have occurred a Material Adverse Effect: (i) general global, national, regional, state or local changes in the financial or securities markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets) or general economic or political or social conditions in the country or region in which such Person or any of its Subsidiaries do business, (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries operate, (iii) changes or proposed changed in U.S. GAAP, IFRS or other applicable accounting principles or mandatory changes in the regulatory accounting requirements (or any interpretation thereof) applicable to any industry in which such Person and its Subsidiaries principally operate, (iv) conditions caused by acts of God, epidemic, pandemics (including COVID-19 or any mutation or variation thereof, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), terrorism, war (whether or not declared), natural or man-made disaster (including fires, flooding, earthquakes, hurricanes and tornados), civil unrest, terrorism or other force majeure or comparable events, (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided, that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein), (vi) changes attributable to the public announcement or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers or employees), (vii) changes or proposed changes in applicable Law (or any interpretation thereof) after the date of this Agreement, (viii) any actions required to be taken, or required not to be taken, pursuant to the terms of this Agreement, and (ix) in respect of HMI, any action taken by, or at the written request of, MGO and in respect of MGO or Holdings, any action taken by, or at the written request of, HMI; provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i)-(iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person and its Subsidiaries, taken as a whole, compared to other participants in the industries and geographic location in which such Person or any of its Subsidiaries conducts its businesses (in which case only the incremental disproportionate impact may be taken into account).

“Merger Sub Shares” means the shares of common stock, par value $0.001 per share, of Merger Sub.

“MGO Affiliate” means (i) (A) any direct or indirect shareholder, member, general or limited partner or other equityholder of a MGO and after the Closing, Holdings, HMI or any of its Subsidiaries and (B) any past, present or future director, officer, employee, incorporator, manager, controlling person, affiliate, subsidiary, portfolio company or Representative of, and any financing source or lender to, (1) MGO, (2) after the Closing,

Holdings or its Subsidiaries (including the HMI Companies and their respective Subsidiaries) or (3) any person referred to in the foregoing clause (i)(A) or (ii) any of their respective heirs, executors, administrators, successors or assigns. MGO on behalf of itself.

“MGO Charter” means the Amended and Restated Certificate of Incorporation of MGO dated August 29, 2022, as the same may be amended or modified from time to time after the date hereof.

“MGO Common Stock” means the common stock, par value $0.00001 per share, of MGO.

“MGO Confidential Information” means all confidential or proprietary documents and information concerning MGO or any of its Representatives; provided, however, that MGO Confidential Information shall not include any information which, at the time of the disclosure to HMI, Holdings, the HMI Shareholders or any of their respective Affiliates or Representatives, (a) was generally available publicly and was not disclosed in breach of this Agreement or (b) was previously known by such receiving Party without violation of Law or any confidentiality obligation by the Person receiving such MGO Confidential Information. For the avoidance of doubt, from and after the Closing, MGO Confidential Information will include the confidential or proprietary information of the HMI Companies.

“MGO Equity Awards” means, collectively, the MGO Restricted Stock, MGO Restricted Stock Units and the MGO Options.

“MGO Equity Plan” means MGO’s 2022 Equity Incentive Plan, as amended and restated from time to time.

“MGO Fundamental Warranties” means the warranties contained in Section 4.1 (Organization and Standing), Section 4.2 (Authorization; Binding Agreement), Section 4.12 (Litigation), Section 4.16 (Material Contracts), Section 4.19 (Finders and Brokers) and Section 4.23 (No Undisclosed Liabilities).

“MGO Licensed Intellectual Property” means all Intellectual Property owned by a Third Party and licensed or sublicensed to either MGO or a MGO Subsidiary or for which MGO or any MGO Subsidiary has obtained a covenant not to be sued.

“MGO Merger Consideration” means one Holdings Common Share.

“MGO Options” means each outstanding option granted under the MGO Equity Plan.

“MGO Outstanding Shares” means the total number of shares of MGO Common Stock outstanding immediately prior to the Merger Effective Time on a fully diluted and as-converted basis and assuming, without limitation or duplication, (i) the exercise of each MGO Option, MGO Restricted Stock Unit and any other security issued under the MGO Equity Plan outstanding immediately prior to the Merger Effective Time (including, for the avoidance of doubt, any unvested MGO Options, MGO Restricted Stock Units or other security issued under the MGO Equity Plan accelerated in connection with or anticipation of the Closing), and (ii) the issuance of shares of MGO Common Stock in respect of all other options, restricted stock units, warrants, rights or convertible securities (inclusive of debt, preferred or minority interests) to receive such shares that will be outstanding immediately after the Closing, provided that as of the date of this Agreement MGO has no MGO Shares held in treasury and no such treasury shares would be deemed MGO Outstanding Shares for purposes of this Agreement.

“MGO Owned IP” means all Intellectual Property owned or purported to be owned by MGO or any MGO Subsidiary.

“MGO Preferred Stock” means the preferred stock, par value $0.00001 per share, of MGO.

“MGO Restricted Stock” means each outstanding restricted stock award granted under the MGO Equity Plan.

“MGO Restricted Stock Units” means each outstanding restricted stock unit granted under the MGO Equity Plan.

“MGO Securities” means, collectively, the MGO Shares, the MGO Restricted Stock, the MGO Restricted Stock Units, the MGO Options and any warrants to purchase MGO Shares

“MGO Shares” means the shares of MGO Common Stock.

“MGO Subsidiary” means MGO Team 1 LLC, MGO Digital LLC and Americana Liberty LLC.

“MGO Transaction Expenses” means the aggregate amount of all fees, costs and expenses (whether or not yet invoiced) that have been incurred prior to the Closing by or on behalf of MGO and that MGO has agreed to pay or is otherwise liable for (including, if applicable, fees, costs and expenses of the managers, directors, officers, employees and consultants of MGO that MGO has agreed to pay or is otherwise liable for) in connection with the negotiation, execution, performance or consummation of this Agreement and the Ancillary Documents and the Transactions and that constitute fees, costs and expenses of third-party counsel, advisors, brokers, finders, consultants, investment bankers, accountants, auditors and experts as well as one-half of the costs and expenses incurred by Holdings in preparing and filing the Registration Statement, including SEC filing fees and the expenses of the financial printer..

“Nasdaq” means the Nasdaq Capital Market LLC.

“Order” means any order, decree, ruling, judgment, injunction, writ, binding determination or decision, verdict or judicial award that is or has been entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person, its articles of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended (including, solely with respect to Holdings, the shareholders’ agreement among the HMI Shareholders and Holdings).

“Patents” means any patents, utility models, and applications therefor (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign permits, grants, easements, Consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders issued by or filed with any Governmental Authority.

“Permitted Capital Raises” means the offer and sale by MGO of MGO Shares having an aggregate price to the public of up to $6,000,000, the amount and form of transaction for each such capital raise to be determined by MGO in its sole discretion and each such capital raise to be consummated prior to the Closing on such terms and conditions as determined by MGO in its sole discretion; provided, that any capital raise shall not be a Permitted Capital Raise if immediately following such capital raise the MGO Principals would own MGO Shares representing less than 50.1% of the total issued and outstanding MGO Shares as of Record Date.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not yet due and payable or (ii) being contested in good faith and by appropriate proceedings, and for which adequate reserves have been established in accordance with U.S. GAAP, IFRS or other applicable accounting principles with respect thereto, (b) Liens imposed by operation of Law or non-monetary encumbrances that would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred, pledges or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance and other social security legislation, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (e) Liens arising under this Agreement or any Ancillary Document, (f) such imperfections of title, easements, covenants, encumbrances, Liens, or other similar restrictions on real property that would not be reasonably expected to materially impair the current use or operations of the business of the HMI Companies or any assets that are subject thereto, (g) materialmen’s, mechanic’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens, or deposits to obtain the release of such Liens, (h) restrictions on the transfer of securities imposed by applicable securities Laws, (i) zoning, building, land use, entitlement, conservation restrictions or other similar restrictions on real property, including rights of way and similar encumbrances identified on any surveys, and other land use and environmental regulations promulgated by Governmental Authorities, (j) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety, indemnity and appeal bonds, performance and fiduciary bonds and other obligations of a like nature, in each case in the ordinary course of business, (k) non-exclusive licenses (or sublicenses) of Intellectual Property owned by the HMI Companies granted in the ordinary course of business, (l) any (i) statutory Liens in favor of any lessor or landlord, (ii) Liens set forth in leases, subleases, easements, licenses, rights of use, rights to access and rights-of-way or (iii) Liens benefiting or encumbering any superior estate, right or interest, (m) any Liens that are discharged or released at or prior to the Closing, (n) any purchase money Liens, equipment leases or similar financing arrangements, (o) the rights of lessors under leasehold interests, (p) Liens specifically identified on the consolidated balance sheet of the HMI Companies, (q) Liens set forth on Section 6.15 of HMI Disclosure Schedules or (r) Permitted Vessel Liens.

“Permitted Vessel Liens” means any of the following to the extent arising and from time to time discharged in the ordinary course of business consistent with past practice: (i) Liens for crew wages (including without limitation wages of the master of the Vessel), (ii) Liens for general average and salvage, (iii) Liens for necessaries provided to the Vessel, so long as such Liens do not secure amounts more than 30 days overdue, (iv) Liens arising by operation of law in the ordinary course of business in operating, maintaining or repairing the Vessel, so long as such Liens do not secure amounts more than 30 days overdue, and (v) Liens for claims, loss, damage or expense which are fully covered by insurance, subject to applicable deductibles, or in respect of which a bond or other security has been posted with the appropriate court or other tribunal to prevent the arrest or secure the release of a vessel from arrest; provided that such Permitted Vessel Liens do not, individually or in the aggregate, materially detract from the value of the vessel or materially impair the use thereof in the operation of the vessel.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), company, limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Data” means (a) any information relating to an identified or identifiable natural person or that is reasonable capable of being used to identify a natural person or (b) any piece of information considered “personally identifiable information”, “personal information”, “personal data” or other comparable term under applicable Data Protection Laws.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Proceedings” means all actions, suits, claims, hearings, arbitrations, litigations, mediations, audits, investigations, examinations, injunctions, orders, ships arrest, interim measures, or other similar proceedings, in each case, by or before any Governmental Entity or arbitral tribunal.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, disposal, discharge, dispersal, escaping, dumping, or leaching into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata).

“Remedial Action” means all actions required by Environmental Law to (a) clean up, remove, treat, or in any other way address any Release of Hazardous Material, (b) prevent the Release of any Hazardous Material so it does not substantially endanger or threaten to substantially endanger public health or welfare or the environment, (c) perform pre-remedial studies and investigations or post-remedial monitoring and care or (d) correct a condition of material noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Requisite Vote” means the approval of at least a majority of the outstanding shares of MGO Common Stock that are entitled to vote at the Special Shareholders Meeting as of the record date present, in person or by proxy, and voting at the Special Shareholders Meeting.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Shareholders’ Agreement” means the shareholders’ agreement relating to HMI dated January 3, 2022.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Subsidiary” means, with respect to any Person, any corporation, company, partnership, association or other business entity of which (a) if a corporation or company, a majority of the total voting power of capital shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, capital stock, ad valorem, Value Added Tax, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, escheat, unclaimed property, sales, use, transfer, registration, governmental charges, duties, levies, alternative or add-on minimum, estimated and other similar charges imposed by a Governmental Authority, and including any interest, penalty, or addition thereto, whether disputed or not.

“Third Party” means any Person, including as defined in Section 13(d) of the Exchange Act, other than (a) HMI or the HMI Subsidiaries or (b) MGO or the MGO Subsidiaries, or any of their respective Affiliates.

“Trade Secrets” means any trade secrets, and any other intellectual property rights arising under applicable Law, in confidential or proprietary information, concepts, ideas, designs, research or development information, processes, procedures, techniques, formulae technical information, specifications, methods, know-how, data, discoveries, and inventions (but excluding any Patents or Copyrights therein).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Trading Day” means, with respect to any security, any day on which that security is actually traded on Nasdaq (or any exchange on which that security is then listed).

“Treasury Regulations” means the regulations (including temporary and proposed) promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“U.S. GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Value Added Tax” means value added tax or any similar, replacement or additional tax.

14.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

A&R Holdings Charter	10.1(f)
A&R Holdings Charter and Bylaws	10.1(f)
Acquisition Proposal	8.11(a)
Agreement	Preamble
Alternative Transaction	8.11(a)
Antitrust Laws	8.14(b)
Certificate of Merger	1.1
Closing	3.1
Closing Date	3.1
Closing Filing	8.18(b)
Closing Press Release	8.18(b)
Confidentiality Agreement	8.1(c)
Contracting Parties	13.13
D&O Indemnified Persons	8.21(a)
DTC	1.10
Earnout Shares	Recitals, 2.4(a)
Enforceability Exceptions	4.2
Export Control Laws	6.24(d)
FCPA	4.20(a)
Federal Securities Laws	8.12
Forward-Looking Statements	Article IV
GRA	1.13
HMI	Preamble
HMI Audited Financial Statements	6.7(a)
HMI Benefit Plan	6.18(a)
HMI Board	Recitals
HMI Certificate	2.3(a)(ii)
HMI Collective Bargaining Agreement	6.17(a)

HMI D&O Tail Insurance	8.21(c)
HMI Disclosure Schedules	Article VI
HMI Financial Statements	6.7(a)
HMI Indemnified Person	9.2(a)
HMI Material Contract	6.12(a)
HMI Permits	6.10
HMI Real Property Leases	6.15
HMI Registered IP	6.13(a)
HMI Shares	Recitals
HMI Shareholders	Recitals
HMI Shareholder Consideration	2.2(a)
HMI Unaudited Financial Statements	6.7(a)
Holdings	Preamble
Holdings 5% Shareholder	8.16(c)
Holdings Board	Recitals
Holdings Equity Incentive Plan	8.24
Indemnified Persons	9.2(b)
Intended Tax Treatment	1.13
Interim Period	8.1(a)
Legal Restraint	10.1(c)
Lock-Up/Leak-Out Agreement	8.23
Material Merchant	6.22(a)
Material Merchant Agreement	6.22(a)
Material Pool Agreement	6.22(c)
Material Supplier	6.22(b)
Material Supplier Agreement	6.22(b)
Material Vessel Owner	6.22(c)
Merger	Recitals
Merger Closing	3.1

Merger Effective Time	1.2
Merger Sub	Preamble
MGO Sub Board	Recitals
MGO	Preamble
MGO Benefit Plan	4.10(c)
MGO Board	Recitals
MGO D&O Tail Insurance	8.21(b)
MGO Disclosure Schedules	Article IV
MGO Financials	4.6(c)
MGO Indemnified Person	9.2(b)
MGO Leases	4.14
MGO Material Contract	4.16
MGO Permits	4.8
MGO Principals	Recitals
MGO Recommendation	4.2
MGO Shareholders	Recitals
MGO Shares	13.11(i)
Nonparty Affiliates	13.13
OFAC	4.20(c)
Outside Date	11.1(b)
Parties	Preamble
Party	Preamble
Person	13.11(b)
Privacy Obligations	4.13(g)
Proxy Statement	8.17(a)
Record Date	8.3(b)

Registration Statement	8.17(a)
Related Person	6.20
Required Shareholder Approval	10.1(b)
Risk Factors	Article IV
S&K	8.16(a)
Sanctioned Country	4.20(c)
Sanctioned Person	6.24(c)
Sanctions	6.24(c)(i)
SEC Reports	4.6(a)
Share Acquisition	Recitals
Share Acquisition Closing	3.1
Shareholder Approval Matters	8.17(a)(iii)
Signing Filing	8.18(b)
Signing Press Release	8.18(b)
Special Shareholder Meeting	8.17(a)
SRFC	8.16(a)
STFs	2.3(a)(i)
Surviving Company	1.1
Transactions	Recitals
Transfer Agent	1.10
Voting and Support Agreement	Recitals
2024 Annual Report	2.4(b)(i)
2024 Net Income	2.4(b)(ii)
2024 EBITDA	2.4(b)(iii)
2024 Revenue	2.4(b)(i)

[Signature Pages Follow]

IN WITNESS WHEREOF, the following Parties have caused this Agreement to be duly executed as of the date first above written.

MGO:

MGO GLOBAL INC.

By:	/s/ Maximiliano Ojeda
Name:	Maximiliano Ojeda
Title:	Chief Executive Officer

Merger Sub:

HMR MERGER SUB INC.

By:	/s/ Pankaj Khanna
Name:	Pankaj Khanna
Title:	Director

Holdings:

HEIDMAR MARITIME HOLDINGS CORP.

By:	/s/ Pankaj Khanna
Name:	Pankaj Khanna
Title:	Director

Company:

HEIDMAR INC.

By:	/s/ Pankaj Khanna
Name:	Pankaj Khanna
Title:	Chief Executive Officer

HMI Shareholders:

RHEA MARINE LTD.

By:	/s/ Michalis Mastris
Name:	Michalis Mastris
Title:	Sole Director

MAISTROS SHIPINVEST CORP.

By:	/s/ Foteinh-Elena Kokoretsi
Name:	Foteinh-Elena Kokoretsi
Title:	Director

Schedule 1

HMI Shareholders

	Name	HMI Shares (as of the date of this Agreement)	Earnout Shares
1.	Rhea Marine Ltd	47,904	One-half of the Earnout Shares
2.	Maistros Shipinvest Corp.	47,904	One-half of the Earnout Shares
	TOTAL	95,808

Schedule 2

MGO Principals

	Shares Owned	% Ownership
Maximiliano Ojeda, Chairman and CEO	4,924,389	24.64%
Virginia Hilfiger, Chief Brand Officer	4,915,897	24.59%
Julian Groves, Chief Operating Officer	1,636,765	8.19%
Dana Perez, Chief Financial Officer	322,966	1.62%
Obie McKenzie, Director	109,186	0.55%
Paul Walgren, Director	109,186	0.55%
Jeff Lerner, Director	120,436	0.60%
Ping Rawson, Director	109,186	0.55%
Total Shares Owned/Controlled by Officers and Directors	12,248,011	61.28%

Exhibit A

Form of Voting and Support Agreement

[Provided Below]

Exhibit B

Form of Lock-Up/Leak-Out Agreement

[Provided Below]

ANNEX B

June 17th, 2024

PRIVATE & CONFIDENTIAL

For the Board of Directors of MGO Global, Inc. (NASDAQ:MGOL)

1515 SE 17th Street, Suite 121 | Fort Lauderdale, FL | 33346 | United States

We understand that MGO Global, Inc. (NASDAQ:MGOL), a publicly traded company that is a Delaware corporation (“MGOL”), is considering entering into a Business Combination Agreement (the “BCA”) with Heidmar Inc., an incorporated company organized and existing under the laws of Marshall Islands (“HMI”), Holdings, a newly incorporated company organized and existing under the laws of Marshall Islands (“Holdings”), Merger Sub, a newly incorporated Delaware corporation and wholly-owned subsidiary of Holdings and the Shareholders of HMI (the “HMI Shareholders”).

◾

The Merger Agreement provides for (a) the merger of Merger Sub with and into MGOL (the “Merger”), as a result of which (i) the separate corporate existence of Merger Sub shall cease and MGOL shall continue as the surviving entity and a wholly owned direct subsidiary of Holdings and (ii) each issued and outstanding share of MGOL common stock immediately prior to the Merger shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive shares of Holdings.

◾

In accordance with the BCA, immediately after the Merger, the HMI Shareholders will transfer all of the outstanding shares of HMI to Holdings (the “Share Acquisition”, and, together with the Merger and the other transactions contemplated by the BCA, the “Business Combination”) the consideration for which will be (x) the issuance by Holdings to the HMI Shareholders at closing of the Business Combination of new common shares of Holdings that shall have a value equal to Three Hundred Million U.S. Dollars ($300,000,000), the “Merger Consideration”), in accordance with the terms of the BCA, and (y) the issuance by Holdings to the HMI Shareholders at some time after the closing of the Business Combination, and contingent on the achievement of certain conditions set forth in the BCA, additional common shares of Holdings (the “Earnout Shares”), all upon the terms and subject to the conditions set forth in the BCA and in accordance with the provisions of applicable Law.

The Board of Directors has retained Newbridge Securities Corporation to render an opinion as to whether, on the date of such opinion, the Merger Consideration is fair, from a financial point of view, to MGOL’s common stockholders (the “Opinion”).

We have not been requested to opine to, and our Opinion does not in any manner address, the underlying business decision of MGOL to enter into a Business Combination Agreement. Our Opinion does not address the relative merits of entering into a Business Combination Agreement as compared to any alternative business strategy that might exist for MGOL.

Newbridge, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, going private transactions, related-party transactions, negotiated underwritings, secondary distributions of listed and unlisted securities, debt restructurings, private placements, and valuations for corporate and other purposes. We do not perform tax, accounting or legal services, nor do we render such advice.

Investment Advisory Services offered through Newbridge Financial Services Group, Inc. an SEC Registered Investment Advisor

1200 North Federal Highway, Suite 400, Boca Raton, FL 33432 | Telephone: 561.395.1220  Fax: 561.229.1531

www.newbridgesecurities.com

Newbridge will receive a fee and reimbursement of its expenses for such services. In addition, MGOL has agreed to indemnify Newbridge for certain liabilities arising out of its engagement, including the rendering of this Opinion.

Newbridge has not participated in, or provided advice with respect to, the pricing determination, structuring or negotiation of a Business Combination Agreement.

In the ordinary course of business, Newbridge, certain customer accounts held at Newbridge, and certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in equity, debt, and other securities and financial instruments (including bank loans and other obligations) of, or investments in MGOL.

In connection with the review and analysis performed to render our Opinion, among other things, we have undertaken the following:

◾	Considered our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions, and business and securities valuations generally;

◾	Reviewed various drafts of the Business Combination Agreement;

◾

Reviewed MGOL’s publicly available last eight fiscal quarters of historical financial results, (Q1-2023 - Q1-2024) as well as certain publicly available information concerning the trading of, and the trading market for, the ordinary shares of MGOL since January 2023;

◾

Reviewed publicly available financial information of MGOL filed with the U.S. Securities & Exchange Commission, including its Form 10-Ks and 10-Qs, and certain reports on material events filed on Forms 8-K between January 17th, 2023, through June 14th, 2024;

◾	Reviewed a financial model of HMI’s future financial projections, including revenue, EBITDA, net income and free cash-flows) provided by the Company’s management team;

◾	Conducted discussions with HMI’s management team to better understand HMI’s near-term business prospects and near-term financials;

◾

Performed a Public Company Comparable analysis of similar companies to HMI, which included variables such as companies trading on a U.S., Canadian or European Stock Exchange, and have businesses in the Global Marine Services and Asset Light Logistics sectors; and

◾	Performed a discounted cash flow analysis layered onto HMI’s financial projections provided.

In forming our Opinion, we have had full access to, and full cooperation from, the management team of MGOL and HMI to ask questions and receive answers. Our Opinion is solely and necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof.

In connection with our review and analyses and in arriving at our Opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us or publicly available and have not attempted to verify independently any such information.

With respect to certain financial information, including financial analyses and projections, relating to the business and prospects of MGOL and HMI provided to us, we have assumed that the financial information has been reasonably prepared on a basis reflecting best currently available estimates and good faith judgments of the management teams of MGOL and HMI as to the future financial performance of the two companies without and subsequent to entering a Business Combination Agreement.

Investment Advisory Services offered through Newbridge Financial Services Group, Inc. an SEC Registered Investment Advisor

1200 North Federal Highway, Suite 400, Boca Raton, FL 33432 | Telephone: 561.395.1220  Fax: 561.229.1531

www.newbridgesecurities.com

This Opinion is solely for the use of the Board of Directors of MGO Global, Inc. (NASDAQ:MGOL), and is not to be publicly disclosed, used, excerpted, reproduced or disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Newbridge Securities Corporation, except that this Opinion may be reproduced in full in, and references to this Opinion and to Newbridge and its relationship with MGOL may be included in, filings made by MGOL with the U.S. Securities & Exchange Commission and in any proxy statement or similar disclosure document delivered to the stockholders of MGOL.

We have tried to apply objective measures of value in rendering our Opinion. You understand, however, that such a valuation necessarily is based on some subjective interpretations of value. We understand that we are not obligated to review our Opinion due to events and fluctuating economic conditions occurring subsequent to the date of this Opinion.

Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to MGOL’s common stockholders.

Sincerely,

Newbridge Securities Corporation

/s/Chad D. Champion
Chad D. Champion Senior Managing Director Head of Equity Capital Markets & Investment Banking

Investment Advisory Services offered through Newbridge Financial Services Group, Inc. an SEC Registered Investment Advisor

1200 North Federal Highway, Suite 400, Boca Raton, FL 33432 | Telephone: 561.395.1220  Fax: 561.229.1531

www.newbridgesecurities.com

Annex C

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is dated as of June 18, 2024, by and between Heidmar Maritime Holdings Corp., an incorporated company organized and existing under the laws of the Marshall Islands (“Holdings”), MGO Global Inc., a Delaware corporation (the “Company”) and [●], an individual (the “Shareholder”). Each of Holdings and the Shareholder are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, Holdings, Heidmar Inc. (“HMI”), HMR Merger Sub Inc., a Delaware corporation (“Merger Sub”), certain shareholders of HMI and the Company entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended or modified from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company as the surviving company in the merger and, after giving effect to such merger, becoming a wholly owned Subsidiary of Holdings, and each issued and outstanding share of common stock of the Company, par value $0.00001 per share (the “Company Shares”), shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive one share of common stock of Holdings, par value $0.01 per share (“MGO Merger Consideration”), in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, the Shareholder is the record and beneficial owner of the number of Company Shares set forth on Schedule A hereto (the “Owned Shares”, and together with any other Company Shares that the Shareholder acquires record and beneficial ownership after the date hereof, collectively, the “Subject Company Shares”); and

WHEREAS, in consideration for the benefits to be received by the Shareholder under the terms of the Business Combination Agreement and as a material inducement to Holdings, HMI and Merger Sub agreeing to enter into and consummate the transactions contemplated by the Business Combination Agreement, the Shareholder desires to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows.

1. Company Shareholder Consent and Related Matters.

(a) As promptly as reasonably practicable and in any event within two Business Days following the date on which the Registration Statement is declared effective under the Securities Act, the Shareholder, in the Shareholder’s capacity as a stockholder of the Company, shall duly execute and deliver to the Company and Holdings the Company Shareholder Written Consent under which the Shareholder shall irrevocably and unconditionally consent with respect to the Subject Company Shares to the adoption and approval of the Business Combination Agreement and the transactions contemplated thereby (including the Merger). Without limiting the generality of the foregoing, (i) prior to the Closing the Shareholder shall vote (or cause to be voted) the Subject Company Shares in favor of and/or consent to any such other matters, actions or proposals necessary or reasonably requested by the Company or Holdings for consummation of the Merger or the other transactions contemplated by the Business Combination Agreement and (ii) prior to the Closing, the Shareholder shall not vote (or cause to be voted) and shall withhold consent with respect to (x) any Alternative Transaction or any proposal or offer that constitutes or could reasonably be expected to lead to an Alternative Transaction or (y) any other matter, action or proposal that would reasonably be expected to result in: (I) a breach of any of the Company’s covenants, agreements or obligations under the Business Combination Agreement or (II) a failure to satisfy any of the conditions to the Closing set forth in Sections 10.1 and 10.2 of the Business Combination Agreement not being satisfied; provided, that nothing in this Agreement shall preclude the Shareholder from exercising full power and authority to vote the Subject Company Shares in the Shareholder’s sole discretion for or against, and the proxy granted pursuant to this Agreement shall not cover, any proposal submitted to a vote of the stockholders of the Company (1) that decreases the amount or changes the form of the consideration payable to the Shareholder or (2) that imposes any material restrictions or additional conditions on the consummation of the Merger or the payment of the Holdings Common Shares to the Shareholder, in the case of either clause (1) or (2), not contemplated by the Business Combination Agreement or the Ancillary Documents.

(b) Without limiting any other rights or remedies of Holdings, the Shareholder hereby irrevocably appoints the Company or any officer of the Company designated by the Company as the Shareholder’s agent, attorney-in-fact and proxy (with full power of substitution and resubstitution), for and in the name, place and stead of the Shareholder:

(i) to attend on behalf of the Shareholder any meeting of the Company Shareholders with respect to the matters described in Section 1(a),

(ii) to include the Subject Company Shares in any computation for purposes of establishing a quorum at any such meeting of the Company Shareholders and

(iii) to vote (or cause to be voted), or deliver a written consent (or withhold consent)

with respect to, the Subject Company Shares on the matters specified in, and in accordance and consistent with, Section 1(a) in connection with any meeting of the Company Shareholders or any action by written consent by the Company Shareholders, in each case, in the event that the Shareholder fails to perform or otherwise comply with the covenants, agreements or obligations set forth in Section 1(a).

(c) The proxy granted by the Shareholder pursuant to Section 1(a) is coupled with an interest sufficient in law to support an irrevocable proxy and is granted in consideration for Holdings entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby. The proxy granted by the Shareholder pursuant to Section 1(a) is also a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by the Shareholder and shall revoke any and all prior proxies granted by the Shareholder with respect to the Subject Company Shares. The vote or consent of the proxyholder in accordance with Section 1(a) and with respect to the matters described in Section 1(a) shall control in the event of any conflict between such vote or consent by the proxyholder of the Subject Company Shares and a vote or consent by the Shareholder of the Subject Company Shares (or any other Person with the power to vote or provide consent with respect to the Subject Company Shares) with respect to the matters described in Section 1(a).

2. Other Covenants and Agreements.

(a) The Shareholder agrees that the Shareholder shall (i) be bound by and subject to Section 8.18 (Public Announcements) and Section 8.19 (Confidential Information) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if the Shareholder is directly party thereto and (ii) not, directly or indirectly, take any action that the Company is prohibited from taking pursuant to Section 8.11 (Exclusivity) of the Business Combination Agreement.

(b) The Shareholder acknowledges and agrees that Holdings, HMI and Merger Sub are entering into the Business Combination Agreement in reliance upon the Shareholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement and but for the Shareholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement, Holdings and the other parties would not have entered into or agreed to consummate the transactions contemplated by the Business Combination Agreement or the Ancillary Documents.

3. Shareholder Representations and Warranties. The Shareholder represents and warrants to Holdings as follows.

(a) If the Shareholder is an entity, the Shareholder is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable).

(b) The Shareholder has, if the Shareholder is an entity, the requisite corporate, limited liability company or other similar power and authority, and if the Shareholder is a person, the capacity, right and authority, to execute and deliver this Agreement, to perform the Shareholder’s covenants, agreements and obligations hereunder (including, for the avoidance of doubt, those covenants, agreements and obligations hereunder that relate to the provisions of the Business Combination Agreement), and to consummate the transactions contemplated hereby. If the Shareholder is an entity, the execution and delivery of this Agreement has been duly authorized by all necessary corporate (or other similar) action on the part of the Shareholder. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a valid, legal and binding agreement of the Shareholder (assuming that this Agreement is duly authorized, executed and delivered by Holdings), enforceable against the Shareholder in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Shareholder with respect to the Shareholder’s execution, delivery or performance of his, her or its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby, except for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not materially adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of the Shareholder’s covenants, agreements or obligations hereunder in any material respect.

(d) None of the execution or delivery of this Agreement by the Shareholder, the performance by the Shareholder of any of the Shareholder’s covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) to the extent Shareholder is in an entity, result in any breach of any provision of the Shareholder’s governing documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any contract to which the Shareholder is a party, (iii) violate, or constitute a breach under, any order or applicable law to which the Shareholder or any of the Shareholder’s properties or assets are bound or (iv) result in the creation of any lien upon the Subject Company Shares, except, in the case of any of clauses (ii) and (iii) above, as would not materially adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of the Shareholder’s covenants, agreements or obligations hereunder in any material respect.

(e) The Shareholder is the record and beneficial owner of the Owned Shares and has valid, good and marketable title to the Owned Shares, free and clear of all Liens (other than transfer restrictions under applicable

Securities Law ). Except for the securities of the Company set forth on Schedule A hereto, together with any other securities of the Company that the Shareholder acquires record or beneficial ownership after the date hereof that is either permitted pursuant to or acquired in accordance with Section 8.3(b)(ii) or (iii) of the Business Combination Agreement, the Shareholder does not own, beneficially or of record, any securities of Company or have the right to acquire any securities of the Company. The Shareholder has the sole right to vote (and provide consent in respect of, as applicable) the Owned Shares and, except for this Agreement and the Business Combination Agreement, the Shareholder is not party to or bound by (i) any option, warrant, purchase right, or other contract that could (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Shareholder to transfer any of the Subject Company Shares or (ii) any voting trust, proxy or other contract with respect to the voting or transfer of any of the Subject Company Shares that would adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of the Shareholder’s covenants, agreements or obligations hereunder in any material respect.

(f) There is no Proceeding pending or, to the Shareholder’s actual knowledge, threatened in writing against or involving the Shareholder or any of the Shareholder’s affiliates that, if adversely decided or resolved, would reasonably be expected to materially adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

(g) The Shareholder, on the Shareholder’s own behalf and on behalf of the Shareholder’s Representatives, acknowledges, represents, warrants and agrees that (i) the Shareholder has conducted the Shareholder’s own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, HMI and Holdings and the transactions contemplated by this Agreement, the Business Combination Agreement and the other Ancillary Documents to which the Shareholder is or will be a party and (ii) the Shareholder has been furnished with or given access to such documents and information about the HMI and Holdings, their respective businesses and operations, and the transactions contemplated by this Agreement, the Business Combination Agreement and the other Ancillary Documents to which the Shareholder is or will be a party as the Shareholder and the Shareholder’s Representatives have deemed necessary to enable the Shareholder to make an informed decision with respect to the execution, delivery and performance of this Agreement or the other Ancillary Documents to which the Shareholder is or will be a party and the transactions contemplated hereby and thereby.

(h) In entering into this Agreement and the other Ancillary Documents to which the Shareholder is or will be a party, the Shareholder has relied solely on the Shareholder’s own investigation and analysis and the representations and warranties expressly set forth in the Ancillary Documents to which the Shareholder is or will be a party and no other representations or warranties of HMI, Holdings, the HMI Subsidiaries or the HMI Shareholders (including, for the avoidance of doubt, none of the representations or warranties of any of them set forth in the Business Combination Agreement or any other Ancillary Document) or any other Person, either express or implied, and the Shareholder, on the Shareholder’s own behalf and on behalf of the Shareholder’s Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in this Agreement or in the other Ancillary Documents to which the Shareholder is or will be a party, none of HMI, Holdings, the HMI Subsidiaries or the HMI Shareholders or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Business Combination Agreement or the other Ancillary Documents or the transactions contemplated hereby or thereby.

4. Transfer of Subject Company Shares. Except as expressly contemplated by the Business Combination Agreement or with the prior written consent of Holdings (such consent to be given or withheld in its sole discretion), from and after the date hereof, the Shareholder agrees not to (a) Transfer any of the Subject Company Shares, (b) enter into (i) any option, warrant, purchase right, or other Contract that could (either alone or in connection with one or more events or developments (including the satisfaction or waiver of any conditions precedent)) require the Shareholder to Transfer the Subject Company Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of the Subject Company Shares, or (c) enter into any Contract to take, or cause to be taken, any of the actions set forth in clauses (a) or (b); provided, that the foregoing shall not apply to any Transfer (w) to any Affiliates of the Shareholder; (x) in the case of an individual, by gift to a member of one of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an Affiliate of such person; (y) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; and (z) by virtue of the Shareholder’s organizational documents upon liquidation or dissolution of the Shareholder; provided, that Shareholder shall, and shall cause any transferee of any Transfer of the type set forth in clauses (w) through (y), to enter into a written agreement in form and substance reasonably satisfactory to Holdings, agreeing to be bound by this Agreement (which will include, for the avoidance of doubt, all of the covenants, agreements and obligations of the Shareholder hereunder and the making of all the representations and warranties of the Shareholder set forth in Section 3 with respect to such transferee and the Shareholder’s Subject Company Shares received upon such Transfer, as applicable) prior and as a condition to the occurrence of such Transfer. For purposes of this Agreement, “Transfer” means any, direct or indirect, sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest or encumbrance in or disposition of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise).

5. Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Effective Time or (b) the termination of the Business Combination Agreement prior to the Closing in accordance with its terms. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve the Shareholder from liability for fraud prior to such termination. Section 2(a) and Sections 5 to 12 of this Agreement shall survive the termination of this Agreement.

6. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) the Shareholder makes no agreement or understanding herein in any capacity other than in such Shareholder’s capacity as a record holder and beneficial owner of the Subject Company Shares, and not in such Shareholder’s capacity as a director, officer or employee of the Company or any subsidiary of the Company or in such Shareholder’s capacity as a trustee or fiduciary of any MGO Benefit Plan, as applicable and (b) nothing herein will be construed to limit or affect any action or inaction by such Shareholder or any representative of such Shareholder serving as a member of the board of directors of or as an officer, employee or fiduciary of the Company or any subsidiary of the Company, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of the Company such subsidiary of the Company.

7. No Recourse. Except for claims pursuant to the Business Combination Agreement or any other Ancillary Document by any party(ies) thereto against any other party(ies) thereto on the terms and subject to the conditions therein and except for claims based on or for fraud, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against the Company or any MGO Affiliate (other than the Shareholder named as a party hereto, on the terms and subject to the conditions set forth herein) or any HMI Affiliate, and (b) none of the Company, any Company Affiliate (other than the Shareholder named as a party hereto, on the terms and subject to the conditions set forth herein) or any HMI Affiliate shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement, except, in each case, as provided herein.

8. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) (i) by delivery in person, (ii) by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or (iii) by nationally recognized overnight delivery service to the other Parties as follows:

If to Holdings, to:

Heidmar Maritime Holdings Corp

Akti Miaouli 89

Piraeus

18538, Greece

Attn: Pankaj Khanna

Email: pankaj.khanna@heidmar.com

with a copy to:

Seward & Kissel LLP

One Battery Park Plaza

New York, NY 10004

Attention: Keith Billotti

Email: billotti@sewkis.com

If to the Company, to:

MGO Global Inc.

1515 SE 17th Street, Suite 121/#460236

Fort Lauderdale, FL 33346

Attention: Maximiliano Ojeda

Email: mgo@mgoteam.com

with a copy to:

Sichenzia Ross Ference Carmel LLP

1185 Avenue of the Americas, 31st Floor

New York, New York 10036

Attn: Ross D. Carmel; Jeffrey P. Wofford

Email: rcarmel@srfc.law; jwofford@srfc.law

If to the Shareholder: to the address set forth on the signature page hereto.

Any party hereto my update the addresses for notices above by delivery of a written notice to such effect provided in accordance with this section.

9. Entire Agreement. This Agreement, the Business Combination Agreement and documents referred to herein and therein constitutes the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersedes all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.

10. Amendments and Waivers; Assignment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Shareholder and Holdings. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by any Party without Holdings’ prior written consent (in the case of the Shareholder) and the

Shareholder’s written consent (in the case of Holdings), in each case, to be withheld or given in its sole discretion. Any attempted assignment of this Agreement not in accordance with the terms of this Section 10 shall be void.

11. Fees and Expenses. Without limiting Holdings’ rights under the Business Combination Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.

12. Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that either Party does not perform such Party’s respective obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that such Party will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

13. Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties as partners or participants in a joint venture.

14. No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in Holdings any direct or indirect ownership or incidents of ownership of or with respect to the Subject Company Shares. All rights, ownership and economic benefits of and relating to the Subject Company Shares shall remain vested in and belong to Shareholder, and Holdings shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Company or exercise any power or authority to direct Shareholder in the voting of any of the Subject Company Shares, except as otherwise provided herein with respect to the Subject Company Shares. Without limiting the foregoing, nothing in this Agreement shall obligate or require the Shareholder to exercise an option to purchase any Company Shares.

15. Acknowledgements. The Parties each acknowledge that (a) Seward & Kissel LLP, counsel for Holdings, is representing Holdings in connection with this Agreement, the Business Combination Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby and (b) Seward & Kissel LLP is not representing the Shareholder in connection with this Agreement, the Merger, the Business Combination Agreement, the Ancillary Document or the transactions contemplated hereby, thereby or otherwise. The Shareholder acknowledges that such Shareholder has had the opportunity to consult with such Shareholder’s own counsel.

16. Construction; Miscellaneous. Sections 13.4, 13.5, 13.7, 13.11, 13.12, and 13.13 of the Business Combination Agreement shall apply to this agreement, mutatis mutandis.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have executed and delivered this Voting and Support Agreement as of the date first above written.

HEIDMAR MARITIME HOLDINGS CORP.

By:
Name:
Title:

[Signature page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties have executed and delivered this Voting and Support Agreement as of the date first above written.

MGO GLOBAL INC.

By:
Name:
Title:

[Signature page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties have executed and delivered this Voting and Support Agreement as of the date first above written.

[SHAREHOLDER]

By:
Name:
Title:

Address for notices:

[Street]

[City, State]

Attn:

e-mail:

[Signature page to Voting and Support Agreement]

SCHEDULE A

Company Shares	Number of Shares
[Shareholder]	[●]

Annex D

FORM OF LOCK-UP/LEAK-OUT AGREEMENT

THIS LOCK-UP/LEAK-OUT AGREEMENT (this “Agreement”) is made and entered into as of [●], 2024 between (i) Heidmar Maritime Holdings Corp., a company organized and existing under the laws of Marshall Islands (“Holdings”), and (ii) the undersigned (the “Holder”). Holdings and the Holder are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”. Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Business Combination Agreement (as defined below).

WHEREAS, MGO Global, Inc., a Delaware corporation (“MGO”), Holdings, HMR Merger Sub Inc., a Delaware corporation (“Merger Sub”) and Heidmar Inc., a company organized and existing under the laws of Marshall Islands (“Heidmar”), among others, entered into a business combination agreement, dated June [●], 2024 (the “Business Combination Agreement”), pursuant to which the parties thereto shall consummate a series of transactions, including (a) the merger of Merger Sub with and into MGO, with MGO surviving the merger as a wholly owned subsidiary of Holdings, (b) the acquisition by Holdings of all of the outstanding equity interests of Heidmar, and (c) the issuance, as consideration for the merger in (a) and the acquisition in (b) of common shares, $0.01 par value, of Holdings (“Holdings Common Shares”) to the shareholders of MGO and Heidmar, including the Holder.

WHEREAS, pursuant to the Business Combination Agreement, and in view of the valuable consideration to be received by the Holder thereunder, Holdings and the Holder desire to enter into this Agreement, pursuant to which the Holder will agree to subject the Holdings Common Shares that the Holder will receive pursuant to the Business Combination Agreement, including any Earnout Shares (together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”), to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated into this Agreement as if fully set forth below, and intending to be legally bound hereby, the Parties hereby agree as follows.

1. Lock-Up Provisions.

(a) Subject to Section 1(b) and the other terms of this Agreement, Holder agrees that it shall not effectuate a Transfer of the Restricted Securities that are held by the Holder during the period commencing on the Closing Date and ending on the earlier of (i) 120 days after the Closing Date, or (ii) the date on which Holdings completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of Holdings’ stockholders having the right to exchange their Holdings Common Shares for cash, securities or other property (in each case, the “Lock-Up Period”).

(b) Notwithstanding the provisions set forth in Section 1(a), Transfers of the Restricted Securities that are held by the Holder (and that have complied with this Section 1(b)) are permitted:

(i) to Holdings, Holdings’ officers or directors or any Affiliates or immediate family members of any of Holdings’ officers or directors;

(ii) in the case of a Holder that is not an individual, to the shareholders, limited partners or members of the Holder;

(iii) in the case of a Holder that is not an individual, by virtue of the laws of the Holder’s jurisdiction of incorporation or organization, the Holder’s organizational documents or the rights attaching to the equity interests in the Holder upon dissolution of the Holder;

(iv) in the case of a Holder that is an individual, by gift to a member of the Holder’s immediate family or to a trust, the beneficiary (or beneficiaries) of which is one or more member of the Holder’s immediate family, an Affiliate of such person or to a charitable organization;

(v) in the case of a Holder that is an individual, by virtue of the laws of descent and distribution upon death of that individual;

(vi) in the case of a Holder that is an individual, pursuant to a qualified domestic relations order or in connection with a divorce settlement;

(vii) in connection with the exercise of any options, warrants or other convertible securities to purchase Holdings Common Shares (whether on a cashless basis or on another basis) to the extent that any Holdings Common Shares issued upon such exercise are Restricted Securities subject to the provisions of this Agreement;

(viii) to satisfy tax withholding obligations in connection with the Holder’s equity incentive plans or arrangements;

(ix) in connection with any bona fide mortgage, pledge or encumbrance to a financial institution, as collateral or security in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof (provided, that neither the Holder nor the transferee shall be required to disclose such arrangement in a public filing with the SEC during the Lock-Up Period);

(x) by a Holder to any entity including any fund, partnership, company or investment trust to whom the Holder Transfers interests in one or more of its portfolio of investments, or any successor entity following a restructuring transaction of that Holder; and

(xi) in connection with a Transfer pursuant to a bona fide third party tender offer, merger, consolidation, liquidation, share exchange or other similar transaction made to all holders of Holdings Common Shares involving a change of control of Holdings or which results in all of the holders of Holdings Common Shares having the right to exchange their Holdings Common Shares for cash, securities or other property subsequent to the consummation of such transaction;

provided, that in each of clauses (i) through (xi), the transferee must enter into a written agreement in substantially the same form of this Agreement, agreeing to be bound by the terms of this Agreement (unless the transferee is Holdings). If Holdings declares a dividend payable on the Holder’s Restricted Securities in Holdings Common Shares, those shares received as dividends will also be Restricted Securities subject to the provisions of this Agreement. The undersigned also agrees and consents to the entry of stop transfer instructions with Holding’s transfer agent and registrar against the transfer of Restricted Shares held by the undersigned and the undersigned’s Family Members, if any, except in compliance with the foregoing restrictions.

(c) If any Transfer is made or attempted contrary to the provisions of this Agreement, such Transfer shall be null and void ab initio, and Holdings shall refuse to recognize any such transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, Holdings may impose stop-transfer instructions with respect to the Restricted Securities of the Holder (and any permitted transferees and assigns thereof) until the end of the Lock-Up Period.

(d) During the Lock-Up Period, each certificate evidencing any Restricted Securities (if any are issued) may be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends.

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP/LEAK-OUT AGREEMENT, DATED [●], 2024, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(e) For the avoidance of any doubt, the Holder shall retain all of its rights as a shareholder of Holdings with respect to the Restricted Securities during the Lock-Up Period, including the right to receive dividends and the right to vote any Restricted Securities.

2. Leak-Out Provisions. Notwithstanding the restrictions set forth in Section 1(a), the Holder may Transfer Restricted Securities under each of the following circumstances.

(a) Commencing on the first Trading Day after the end of the Lock-Up Period and ending 60 days thereafter, , the Holder’s sales of Restricted Shares on the open market on any single Trading Day shall not exceed a number of Restricted Securities equal to the product of (i) 10% of the trading volume of the Holdings Common Shares for the previous Trading Day, as reported by Bloomberg, times (ii) the ratio of the number of the Holder’s Closing Date Securities, divided by the number of Closing Date Securities for all Holders.

(b) From and after the first day on which, subsequent to the Closing Date, the last reported sale price of Holdings Common Shares on Nasdaq equals or exceeds $2.29 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 10 Trading Days within any 30-Trading Day period, the Holder may Transfer, without restriction, up to 25% of the Restricted Securities held by the Holder on that date.

3. Defined Terms.

(a) “Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(b) “Closing Date Securities” means, for any Holder, the number of Restricted Securities received by that Holder pursuant to Section 1.6 or Section 2.2 of the Business Combination Agreement, including, for the avoidance of doubt, any Earnout Shares received during the Lock-Up Period.

(c) “Family Member” shall mean the spouse of the undersigned, an immediate family member of the undersigned or an immediate family member of the undersigned’s spouse, in each case living in the undersigned’s household or whose principal residence is the undersigned’s household (regardless of whether such spouse or family member may at the time be living elsewhere due to educational activities, health care treatment, military service, temporary internship or employment or otherwise). “Immediate family member” as used above shall have the meaning set forth in Rule 16a-1(e) under the Exchange Act.

(d) “Holder” means, in addition to the undersigned, any Family Member or Affiliate.

(e) “Trading Day” means any day on which Holdings Common Shares are actually traded on Nasdaq (or the exchange on which Holdings Common Shares are then listed).

(f) “Transfer” shall mean the (i) sale of, offer to sell, contract or agreement to sell (including, for the avoidance of doubt, through a distribution in specie), lend, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, effect a short sale, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

4. Miscellaneous.

(a) Effective Date. This Agreement shall become effective upon the Closing on the Closing Date.

(b) Termination. This Agreement shall automatically terminate on the earlier of (i) the expiration of the Lock-Up Period and (ii) the termination of the Business Combination Agreement in accordance with its terms, and, in each case thereafter, all rights and obligations of the Parties hereunder shall be of no further force or effect.

(c) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure solely to the benefit of the Parties hereto and their respective permitted successors and assigns. Except as otherwise provided in this Agreement, this Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Parties. Any assignment without such consent shall be null and void; provided, that no such assignment shall relieve the assigning Party of its obligations hereunder.

(d) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

(e) Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The Parties hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any Party and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each Party further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(f) WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREIN. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREIN, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION .

(g) Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires:

(i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(h) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery (a) in person, (b) by e-mail (without receiving notice of non-receipt or other “bounce-back”), (c) by reputable, nationally recognized overnight courier service or (d) by registered or certified mail, pre-paid and return receipt requested; provided, however, that notice given pursuant to clauses (c) and (d) above shall not be effective unless a duplicate copy of such notice is also given in person or by e-mail (without receiving notice of non-receipt or other “bounce-back”); in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Holdings, to:

Heidmar Maritime Holdings Corp

Akti Miaouli 89

Piraeus

18538, Greece

Attn: Pankaj Khanna

Email: pankaj.khanna@heidmar.com

If to the Holder, to:

the address set forth under the Holder’s name on the signature page hereto.

With a copy (which shall not constitute notice) to: Seward & Kissel LLP One Battery Park Plaza, New York, NY 10014 Attn: Keith Billotti Email: billotti@sewkis.com

(i) Amendments and Waivers. This Agreement may be amended, supplemented, modified or waived only by execution of a written instrument signed by each of the Parties. No failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(j) Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(k) Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The Parties further agree that each party shall be entitled to seek specific performance of the terms hereof and immediate injunctive relief and other equitable relief to prevent breaches, or threatened breaches, of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.

(l) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties is expressly superseded; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the Parties under the Business Combination Agreement or any Ancillary Document. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights, remedies or obligations of the Parties under any other agreement between the Holder and Holdings or any certificate or instrument executed by the Holder in favor of Holdings, and nothing in any other agreement, certificate or instrument shall limit any of the rights, remedies or obligations of the Parties under this Agreement.

(m) Further Assurances. From time to time, at another Party’s request and without further consideration (but at the requesting Party’s reasonable cost and expense), each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(n) Counterparts; Facsimile. This Agreement may be executed and delivered (including by facsimile, email or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

Holdings

By:
Name:	Pankaj Khanna
Title:	Chief Executive Officer

[Signature Page to Lock-Up/Leak Out Agreement]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

Holder

Name of Holder:	[●]

Signature:

Notice Information:

Address:	[●]
Email:	[●]

[Signature Page to Lock-Up/Leak Out Agreement]

ANNEX E

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

HEIDMAR MARITIME HOLDINGS CORP.

(the “Corporation”)

PURSUANT TO THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

A.	The name of the Corporation shall be: Heidmar Maritime Holdings Corp.

B.	The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act (the “BCA”).

C.

The registered address of the Corporation in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of the Corporation’s registered agent at such address is The Trust Company of the Marshall Islands, Inc. However, the board of directors of the Corporation (the “Board”) may establish branches, offices or agencies in any place in the world and may appoint legal representatives anywhere in the world.

D.	The aggregate number of shares of stock that the Corporation is authorized to issue is [[ ] million ([ ])] registered shares of stock, consisting of:

i.	[[ ] ([ ])] registered common shares with a par value of one tenth of one cent (US$0.001) per share; and

ii.

[[ ] ([ ])] registered preferred shares with a par value of one tenth of one cent (US$0.001) per share. The Board shall have the authority to issue all or any of the preferred shares in one or more classes or series with such voting powers, designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such class or series of preferred shares.

E.

No holder of shares of the Corporation shall, by reason thereof, have any preemptive or other preferential right to acquire, by subscription or otherwise, any unissued or treasury shares of the Corporation, or any other share of any class or series of the Corporation’s shares or other securities, or any bonds, certificates of indebtedness, debentures or other securities convertible into shares of the Corporation. The Board may issue or dispose of any unissued or treasury shares, or any additional authorized issue of new shares or securities convertible into shares upon such terms as the Board may, in its discretion, determine, without offering to shareholders then of record, or any class of shareholders, any thereof, on the same terms or any terms. Nothing herein shall prevent the Corporation from granting preferential or preemptive rights by contract.

F.	The Corporation shall have every power which a corporation now or hereafter organized under the BCA may have.

G.	The name and address of the incorporator is:

Name:	Post Office Address:
Majuro Nominees, Ltd.	P.O. Box 1405 Majuro, Marshall Islands MH96960

H.

Corporate existence commenced on May 7, 2024 and shall continue upon filing these Amended and Restated Articles of Incorporation (as amended, these “Articles”) with the Registrar of Corporations responsible for non-resident corporations.

I.	In these Articles, unless defined herein or unless there is something in the subject or context inconsistent therewith:

“Affiliate”	means of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided, that for purposes of this Agreement, Maistros (and any Person controlled by Maistros) and Rhea (and any Person controlled by Rhea) shall not be deemed Affiliates of the other; and provided, further, that the Corporation and any subsidiaries of the Corporation shall not be deemed to be Affiliates of any Shareholder Parties.

“Aggregate Shareholder Percentage Interest”	means, at any time, with respect to a particular Shareholder, the Percentage Interest of such Shareholder together with its Affiliates (but not including the Corporation or any other Shareholder or such other Shareholder’s Affiliates), in the aggregate, at such time.

“Approved Stock Exchange”	means any of the Nasdaq Global Select Market, Nasdaq Global Market, the Nasdaq Capital Market and the New York Stock Exchange, or another nationally recognized securities exchange in the United States.

“Articles”	has the meaning assigned to such term in Article H.

“BCA”	has the meaning assigned to such term in Article B.

“Board”	has the meaning assigned to such term in Article C.

“Business Day”	means any day other than a Saturday, Sunday or one on which banks are authorized to close in New York, New York.

“Bylaws”	means the Amended and Restated Bylaws of the Corporation, as further amended and amended and restated from time to time.

“Common Shares”	means common stock, par value $0.001 per share, of the Corporation.

“Consent of the Shareholders”	means the written consent of each of Maistros and Rhea; provided, that after the Expiration Date with respect to Maistros, “Consent of the Shareholders” means the written consent of Rhea, and after the Expiration Date with respect to Rhea, “Consent of the Shareholders” means the written consent of Maistros.

“Director”	means a member of the Board, except where the context requires otherwise.

“Discriminatory Transaction”	means any corporate action (other than those taken pursuant to the express terms of the Shareholders Agreement) that would (a) impose material limitations on the legal rights of any

Shareholder as a holder of a class or series of Voting Stock, including any action that would impose material restrictions without lawful exemption for the Shareholders that are based upon the size of security holding, nationality of a security holder, the business in which a security holder is engaged or other considerations applicable to any Shareholder, and which material limitations are not imposed on holders of the same class or series, as applicable, of Voting Stock generally or (b) deny any material benefit to any Shareholder proportionately as a holder of any class or series of Voting Stock that is made available to other holders of that same class or series of Voting Stock generally, in each case, other than those so imposed or denied, or permitted to be so imposed or denied, by the terms of the Shareholders Agreement.

“Equity Security”	means (a) any Common Shares or other Voting Stock, (b) any securities of the Corporation convertible into or exchangeable for Common Shares or other Voting Stock, (c) any options, rights or warrants (or any similar securities) issued by the Corporation to acquire Common Shares or other Voting Stock or (d) any shares of preferred stock of the Corporation.

“Exchange Act”	means the U.S. Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended

“Expiration Date”	means, with respect to a particular Shareholder, the first date on which the Aggregate Shareholder Percentage Interest of such Shareholder ceases to be at least 15% as of the close of business of any trading day of the Approved Stock Exchange on which the Common Shares trade.

“Foreign Corrupt Practices Act”	means the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

“Foreign Private Issuer”	shall have the meaning assigned to such term in Rule 405 of the Securities Act.

“Governmental Entity”	means any federal, state or local, domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity

“Independent Director”	means a Director who would be considered an “independent director” under (a) the rules of an Approved Stock Exchange as such rules may be amended, supplemented or replaced from time to time (whether by final rule or otherwise), (b) the Corporation’s corporate governance guidelines or similar policies and (c) any other applicable law, rule or regulation mandating the independence of one or more members of the Board, excluding, in each case, requirements that relate to “independence” only for members of a particular committee of the Board.

“Law”	means any federal, state, local or foreign law (including the Foreign Corrupt Practices Act and the laws implemented by the Office of Foreign Assets Control, United States Department of Treasury), statute or ordinance, common law, or any rule, regulation, judgment, order, writ, injunction, decree, arbitration award, license or permit of any Governmental Entity.

“Maistros”	means Maistros Shipinvest Corp., a corporation organized under the laws of the Republic of the Marshall Islands (or any successor thereto or assignee of its rights under the Shareholders Agreement).

“Merger”	means the transactions contemplated by the Business Combination Agreement dated June 18, 2024, as amended and restated from time to time, by and among the Corporation, Heidmar Inc., Rhea, Maistros and the other parties thereto.

“Nominating Committee”	means the Nominating and Corporate Governance Committee of the Board (or a similar committee) or any successor committee thereto.

“Non-Coercive Offer”	means an offer to acquire by a Shareholder Party, made in compliance with applicable securities laws and not subject to any financing condition, all of the issued and outstanding Equity Securities, for cash, shares of capital stock of an entity that is publicly traded on an Approved Stock Exchange with a public float (excluding all shares held by such Shareholder Parties or any 13D Group to which any of the Shareholder Parties then belongs) equal to or greater than the aggregate public float (excluding all shares held by such Shareholder Parties or any 13D Group to which any of such Shareholder Parties then belongs) of Common Shares, or a combination thereof, in any case, made available to all of the Corporation’s holders of Equity Securities, which offer for Common Shares shall have a premium of at least 15% to the 10-Day volume weighted average price immediately prior to the opening of the third trading day prior to the earliest of (x) the public announcement of such offer, (y) the public announcement of an intention to commence such offer and (z) the communication of such offer to the Board by such Shareholder Party, which offer shall remain in effect for a period of not fewer than 45 days and shall include a minimum tender condition of at least 50% of the outstanding Common Shares not owned by any of such Shareholder Parties or any 13D Group to which any of such Shareholder Parties belong.

“Percentage Interest”	means, with respect to any Person and as of any date of determination, the percentage of the aggregate outstanding shares of the Corporation’s Voting Stock that are beneficially owned by such Person as of such determination date.

“Person”	means any individual, firm, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Plan”	means the equity incentive plan of the Corporation.

“Rhea”	means Rhea Marine Ltd., a corporation organized under the laws of the Republic of the Marshall Islands (or any successor thereto or assignee of its rights under the Shareholders Agreement).

“SEC”	means the U.S. Securities and Exchange Commission.

“Securities Act”	means the U.S. Securities Act of 1933 and the rules and regulations promulgated thereunder, as amended.

“Shareholder Part(y)(ies)”	means each of the Shareholders and their respective Affiliates (as the context requires).

“Shareholder-Designated Directors”	means the Director(s) who is/are designated/nominated for such position by the Shareholders in accordance with the Shareholders Agreement.

“Shareholders”	means, collectively, Maistros and Rhea.

“Shareholders Agreement”	means that certain shareholders agreement, dated [●], 2024, by and between the Corporation, Rhea and Maistros, as it may be amended or supplemented from time to time.

“Voting Stock”	means capital stock of the Corporation having the right to vote generally in any election of Directors.

“13D Group”	means any group of Persons formed for the purpose of acquiring, holding, voting or disposing of Voting Stock that would be required under Section 13(d) of the Exchange Act (as in effect on, and based on legal interpretations thereof existing on, the date hereof), to file a statement on Schedule 13D or Schedule 13G with the SEC as a “person” within the meaning of Section 13(d)(3) of the Exchange Act if such group beneficially owned Voting Stock representing more than 5% of any class or series of Voting Stock (whether or not registered pursuant to Section 12 of the Exchange Act) then outstanding.

J.

(a) The size of the Board shall be initially set at seven Directors. The Board shall be divided into three classes, as nearly equal in number as the then total number of Directors constituting the entire Board permits, with the term of office of one or another of the three classes expiring each year. The shareholders of the Corporation shall divide the existing Board into three classes, with the term of office of the first class to expire at the 2025 annual meeting of shareholders, the term of office of the second class to expire at the 2026 annual meeting of shareholders and the term of office of the third class to expire at the 2027 annual meeting of shareholders, provided that the Directors designated/nominated by each of Maistros and Rhea shall be evenly distributed among the three classes as best as practicable. Commencing with the 2025 annual meeting of shareholders, the Directors elected at an annual meeting of shareholders to succeed those whose terms then expire shall be identified as being Directors of the same class as the Directors whom they succeed, and each of them shall hold office until the third succeeding annual meeting of shareholders and until such Director’s successor is elected and has qualified. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of preferred stock shall have the right, voting separately as a class, to elect one or more Directors of the Corporation, the provisions of this section (a) of this Article J shall not apply to such holders of preferred stock with respect to the Director or Directors elected by such holders of preferred stock.

(b) Until the Expiration Date with respect to a particular Shareholder, upon the death, resignation, retirement, disqualification or removal from office of any Shareholder-Designated Director, the Shareholder that nominated such Shareholder-Designated Director shall have the right to designate and nominate any replacement for such Shareholder-Designated Director, subject to, and in accordance with, the Shareholders Agreement. Nominations of Directors shall always be in compliance with the Shareholders Agreement.

(c) If the number of Shareholder-Designated Directors is less than the number that a Shareholder has the right (and wishes) to nominate pursuant to the Shareholders Agreement, at the request of such Shareholder, the Secretary of the Corporation shall call a special meeting of the shareholders of the Corporation for the purpose of removing Directors to create such vacancies as are necessary to permit such Shareholder to nominate and have elected the full number of Shareholder-Designated Directors that it is entitled (and wishes) to designate and nominate pursuant to the Shareholders Agreement. Upon the creation of any vacancy pursuant to the preceding sentence, such Shareholder shall designate and nominate the Person to fill such vacancy in accordance with the Shareholders Agreement. Any Shareholder may call, or demand that the Secretary of the Corporation call, a special meeting of the shareholders of the Corporation for the purpose of removing (with or without cause) any one or more Shareholder-Designated Directors that were nominated by such Shareholder.

(d) Subject to Article J(b), any vacancies in the Board may be filled by the vote of a majority of the directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen and until their successors shall be elected and qualified, provided, that in the event that, any time following consummation of the Merger, the size of the Board is increased, then the Board (or any committee thereof) shall, subject to the provisions of the Shareholders Agreement, have the right to nominate for election the remaining Directors (only after any nominations made in accordance with the Shareholders Agreement). No decrease in the number of directors shall shorten the term of any incumbent director. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of preferred stock shall have the right, voting separately as a class, to elect one or more Directors of the Corporation, the then authorized number of directors shall be increased by the number of directors so to be elected, and the terms of the Director or Directors elected by such holders shall expire at the next succeeding annual meeting of shareholders.

(e) Notwithstanding any other provisions of these Articles or the Bylaws (and notwithstanding the fact that some lesser percentage may be specified by law, these Articles or the Bylaws of the Corporation) any Director or the entire Board of the Corporation may be removed at any time, but only for cause and by the affirmative vote of the holders of 70% or more of the issued and outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) cast at a meeting of the shareholders called for that purpose. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of preferred stock shall have the right, voting separately as a class, to elect one or more Directors of the Corporation, the provisions of this section (e) of this Article J shall apply only to such holders of preferred stock with respect to the Director or Directors elected by such holders of preferred stock.

Except as otherwise provided by applicable law, cause for the removal of a Director shall be deemed to exist only if the director whose removal is proposed: (i) has been found guilty of a felony or has been found to have been negligent or guilty of misconduct or to have breached the duty of loyalty in the performance of his duties to the Corporation in any matter of importance to the Corporation or (ii) has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetence directly affects his ability to serve as a Director of the Corporation.

No proposal by a shareholder to remove a Director shall be voted upon at a meeting of the shareholders unless (i) the proposal is to remove a Shareholder-Designated Director and such proposal is proposed by the Shareholder that so designated and nominated such Shareholder-Designated Director, (ii) the proposal is by or at the direction of by holder(s) of 20% or more of the voting power of the aggregate number of the shares of the Corporation issued and outstanding and entitled to vote at such meeting or (iii) such shareholder has given timely notice thereof in proper written form to the Secretary. To be timely pursuant to clause (iii), a shareholder’s notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 120 days nor more than 180 days prior to the one year anniversary of the immediately preceding annual meeting of shareholders or any such later deadline as may be required in the rules promulgated by the SEC pursuant to the Exchange Act, regarding the solicitation of proxies. In no event shall the public disclosure of any adjournment of an annual meeting of the shareholders commence a new time period for the giving of the shareholder’s notice described herein. To be in proper written form pursuant to clause (iii), a shareholder’s notice must set forth: (a) a statement of the grounds, if any, on which such Director is proposed to be removed, (b) evidence reasonably satisfactory to the Secretary, of such shareholder’s status as such and of the number of shares of each class of capital stock of the Corporation beneficially owned by such shareholder, and (c) a list of the names and addresses of other shareholders of the Corporation, if any, with whom such shareholder is acting in concert, and the number of shares of each class of capital stock of the Corporation beneficially owned by each such shareholder.

No shareholder proposal to remove a director shall be voted upon at a meeting of the shareholders unless proposed in accordance with the procedures set forth in this Article J. If the Chairperson of the meeting determines, based on the facts, that a shareholder proposal to remove a director was not made in accordance with the foregoing procedures, the Chairperson shall declare to the meeting that a proposal to remove a director of the Corporation was not made in accordance with the procedures prescribed by these Articles, and such defective proposal shall be disregarded.

The foregoing provisions of this section (e) of this Article J are subject to the right of any of the Shareholders to request the Secretary of the Corporation call a special meeting of the shareholders of the Corporation for the purpose of removing directors (with or without cause) to create such vacancies as are necessary to permit such Shareholder to nominate and have elected the full number of Shareholder-Designated Directors that it is entitled (and wishes) to designate pursuant to these Articles and the Shareholders Agreement.

The terms of any class of preferred stock with respect to directors to be elected solely by the holders of such class of preferred stock shall be subject to all of the foregoing provisions of this section (e) of this Article J.

(f) Directors shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election. Cumulative voting, as defined in Section 71(2) of the BCA, shall not be used to elect directors.

(g) Notwithstanding any other provisions of these Articles or the Bylaws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Articles or the Bylaws of the Corporation), (i) until the Expiration Date of all Shareholders, the Consent of the Shareholders, and (ii) following the Expiration Date of all Shareholders, the affirmative vote of the holders of 70% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class), shall be required to amend, alter, change or repeal this Article J.

K.

The consent of the Shareholders shall, until the Expiration Date with respect to all Shareholders has occurred, be required for the Corporation or any of its subsidiaries to do or effect any of the following (directly or indirectly whether by merger, consolidation or otherwise) in addition to any other Board or shareholder approval required by any law or the constituent documents of the Corporation and its subsidiaries:

(a)	the entry by the Corporation or any of its subsidiaries into any Discriminatory Transaction;

(b)

conducting or engaging in any business in any material respect other than the business in which the Corporation and its subsidiaries are engaged as of the date hereof and any business reasonably related or ancillary thereto;

(c)	increasing or decreasing the total number of Directors constituting the Board;

(d)	merging or consolidating the Corporation or any subsidiary of the Corporation, or a redomiciliation, domestication or conversion of the Corporation or any subsidiary of the Corporation;

(e)

incurring any indebtedness (whether being principal, premium, interest or other amounts) for or in respect of (i) money borrowed, (ii) liabilities under or in respect of any acceptance or acceptance credit or (iii) any bonds, notes, debentures, loan capital, certificates of deposit, loan stock or other like instruments or securities offered, issued or distributed whether by way of public offer, private placement, acquisition consideration or otherwise and whether issued for cash or in whole or in part for a consideration other than cash, in each case in excess of $[●], or any amendment, waiver or refinancing thereof.

(f)

issuing any voting Equity Securities to any person (except for Equity Securities of a subsidiary of the Corporation to the Corporation or to another direct or indirect wholly owned subsidiary of the Corporation), including securities that rank senior to any existing Equity Securities, including without limitation, in respect of dividend distributions and/or distributions upon the liquidation, winding up or dissolution of the Corporation or any subsidiary of the Corporation or any other circumstances, other than Equity Securities issued pursuant to the Plan.

(g)

unless otherwise approved pursuant to Article V (or any transaction described in Article V(a)-(c)), the entry by the Corporation or any subsidiary of the Corporation into any “related party transaction” as such term is used in Item 7.B. of Form 20-F;

(h)

any transaction (including any merger or consolidation) the consummation of which would result in any other Person (or, in the case of a merger or consolidation, the shareholders of such other Person) becoming, directly or indirectly, the beneficial owner of more than 50% of the Voting Stock or Equity Securities (other than debt securities) of the Corporation (measured in the case of Voting Stock by voting power rather than number of shares);

(i)	amending these Articles, the Bylaws or other applicable organizational documents of the Corporation or any subsidiary of the Corporation (including by way of filing a statement of designation);

(j)

dissolving, reorganizing, or filing for voluntary bankruptcy of, or the commencement of any similar proceeding with respect to, including the consent to any involuntary bankruptcy of, the Corporation or any subsidiary of the Corporation;

(k)	amending or approving the Plan, unless such amendment or approval is authorized by a vote of at least two-thirds of members of the Board;

(l)

any acquisition, disposition or other transfer (in one transaction or a series of related transactions) of any assets (including any Equity Securities of any subsidiary of the Corporation), business operations or securities (other than Equity Securities of the

Corporation), with a fair market value of more than $[●], but excluding any disposition by the Corporation to, or acquisition by the Corporation from or of, a wholly owned subsidiary of the Corporation, or any disposition that arises as a matter of Law or occurs pursuant to a court order;

(m)

any repurchase of Equity Securities of the Corporation or any of its subsidiaries (other than wholly owned subsidiaries) pursuant to a self-tender offer, stock repurchase program, open market transaction or otherwise other than a repurchase of Equity Securities of the Corporation from employees or former employees subject to the terms and conditions of employee stock plans or a purchase of Equity Securities of the Corporation from a Shareholder pursuant to the Shareholders Agreement;

(n)

a change of the Corporation’s or any subsidiary’s policies concerning the need for Board approval intended or reasonably likely to circumvent any Shareholder’s rights hereunder or under the Shareholders Agreement or the exercise thereof;

(o)

the establishment of any committee (including the appointment of the members thereof) or any amendment to the charter of any committee of the Board or to any corporate governance guideline relating to any matter addressed by the Shareholders Agreement that would reasonably be expected to circumvent in any manner any Shareholder’s rights hereunder or the exercise thereof;

(p)	issuing any preferred stock, par value $0.001 per share, of the Corporation; and

(q)	entering into an agreement for, or committing to agree to take, or consenting to, any of the foregoing actions.

Until the Expiration Date for all Shareholders, neither the Company, the Board nor any committee thereof shall, without the Consent of the Shareholders, extend, declare or enter into any shareholder rights plan, rights agreement or any other “poison pill”, “proxy put” or other antitakeover arrangement, if such plan or arrangement would restrict the Shareholder Parties from acquiring, agreeing to acquire or making a proposal to acquire beneficial ownership of any Equity Securities. Following the Expiration Date for all Shareholders, neither the Board nor any committee there of shall, without the Shareholders’ prior written consent, extend, declare or enter into any shareholder rights plan, rights agreement or any other “poison pill”, “proxy put” or other antitakeover arrangement that would restrict the Shareholder or their respective Affiliates from consummating, or that would otherwise be triggered by, a Non-Coercive Offer by any Shareholder or its respective Affiliates.

Unless authorized by a vote of Maistros and the holders of 75% of the Corporation’s issued and outstanding Common Shares (not including the Common Shares held by Pankaj Khanna and his Affiliates or Maistros), Pankaj Khanna shall not be removed from the role of Chief Executive Officer, provided that the Board may remove Pankaj Khanna without any shareholder approval in connection with fraud; willful misconduct (including a material financial or accounting impropriety); gross negligence; felony criminal conduct; prolonged disability that affects his ability to conduct his duties and responsibilities; and the habitual neglect of or failure to perform his duties of employment, after written demand is delivered to Pankaj Khanna which specifically identifies the neglect or failure, by Pankaj Khanna to substantially to perform Pankaj Khanna’s duties and a reasonable opportunity is given to comply or cure such neglect or failure.

L.

(a) The Corporation shall not engage in any Business Combination with any Interested Shareholder for a period of three years following the time of the transaction in which the Person became an Interested Shareholder, unless:

1.	prior to such time, the Board approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder;

2.	upon consummation of the transaction that resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the Voting stock of the

Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (but not excluding the outstanding Voting stock owned by the Interested Shareholder) those shares owned (i) by Persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

3.

at or subsequent to such time, the Business Combination is approved by the Board and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least [70%][66-2/3] of the outstanding Voting stock that is not owned by the Interested Shareholder; or

4.

the shareholder became an Interested Shareholder in connection with the consummation of the Merger or is an Affiliate of a shareholder that became an Interested Shareholder in connection with the consummation of the Merger.

(b) The restrictions contained in this section shall not apply if:

1.

A shareholder becomes an Interested Shareholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an Interested Shareholder; and (ii) would not, at any time within the three-year period immediately prior to a Business Combination between the Corporation and such shareholder, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or

2.

The Business Combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a Person who either was not an Interested Shareholder during the previous three years or who became an Interested Shareholder with the approval of the Board; and (iii) is approved or not opposed by a majority of the members of the Board then in office (but not less than one) who were Directors prior to any Person becoming an Interested Shareholder during the previous three years or were recommended for election or elected to succeed such Directors by a majority of such Directors. The proposed transactions referred to in the preceding sentence are limited to:

i.	a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to the BCA, no vote of the shareholders of the Corporation is required);

ii.

a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly-owned subsidiary or to the Corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

iii.	a proposed tender or exchange offer for 50% or more of the outstanding Voting stock of the Corporation.

The Corporation shall give not less than 20 days’ notice to all Interested Shareholders prior to the consummation of any of the transactions described in clause (i) or (ii) of section (b)(2) of this Article L.

(c) For the purpose of this Article L only, the term:

1.	“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, another Person.

2.

“Associate,” when used to indicate a relationship with any Person, means: (i) Any corporation, partnership, unincorporated association or other entity of which such Person is a director, officer or partner or is, directly or indirectly, the Owner of 20% or more of any class of Voting stock; (ii) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such Person, or any relative of such spouse, who has the same residence as such Person.

3.	“Business Combination,” when used in reference to the Corporation and any Interested Shareholder of the Corporation, means:

i.

Any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation with (A) the Interested Shareholder or any of its Affiliates, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Shareholder;

ii.

Any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of the Corporation, to or with the Interested Shareholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares of the Corporation;

iii.

Any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any shares of the Corporation, or any share of such subsidiary, to the Interested Shareholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Corporation, or shares of any such subsidiary, which securities were outstanding prior to the time that the Interested Shareholder became such; (B) pursuant to a merger with a direct or indirect wholly-owned subsidiary of the Corporation solely for purposes of forming a holding company; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Corporation, or shares of any such subsidiary, which security is distributed, pro rata to all holders of a class or series of shares subsequent to the time the Interested Shareholder became such; (D) pursuant to an exchange offer by the Corporation to purchase shares made on the same terms to all holders of said shares; or (E) any issuance or transfer of shares by the Corporation; provided however, that in no case under items (C)-(E) of this subparagraph shall there be an increase in the Interested Shareholder’s proportionate share of the stock of any class or series of shares (including the Voting stock) of the Corporation;

iv.

Any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares, or shares of any such subsidiary, or securities convertible into such shares, which is owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or

v.

Any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of the Corporation), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraphs (i)-(iv) of this paragraph) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

Notwithstanding any other provisions of these Articles, the term “Business Combination,” when used in reference to the Corporation and any Interested Shareholder of the Corporation, shall not include any transactions for which definitive agreements were entered into prior to the date of the filing of these Articles.

4.

“Control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting shares, by contract or otherwise. A Person who is the Owner of 20% or more of the outstanding voting shares of any corporation, partnership, unincorporated association or other entity shall be presumed to have Control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of Control shall not apply where such Person holds voting shares, in good faith and not for the purpose of circumventing this provision, as an agent, bank, broker, nominee, custodian or trustee for one or more Owners who do not individually or as a group have Control of such entity.

5.

“Interested Shareholder” means any Person (other than the Shareholders and their Affiliates, the Corporation and any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the Owner of 20% or more of the outstanding Voting stock of the Corporation, or (ii) is an Affiliate or Associate of the Corporation and was the Owner of 20% or more of the outstanding Voting stock of the Corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such Person is an Interested Shareholder; and the Affiliates and Associates of such Person; provided, however, that the term “Interested Shareholder” shall not include any Person whose ownership of shares in excess of the 20% limitation set forth herein is the result of action taken solely by the Corporation; provided that such Person shall be an Interested Shareholder if thereafter such Person acquires additional Voting stock of the Corporation, except as a result of further Corporation action not caused, directly or indirectly, by such Person. For the purpose of determining whether a Person is an Interested Shareholder, the Voting stock of the Corporation deemed to be outstanding shall include Voting stock deemed to be owned by the Person through application of paragraph (8) below, but shall not include any other unissued shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

6.	“Person” means any individual, corporation, partnership, unincorporated association or other entity.

7.

“Voting stock” means, with respect to any corporation, shares of any class or series entitled to vote and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of directors.

8.	“Owner,” including the terms “own” and “owned,” when used with respect to any shares, means a Person that individually or with or through any of its Affiliates or Associates:

i.	Beneficially owns such shares, directly or indirectly; or

ii.

Has (A) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the Owner of shares tendered pursuant to a tender or exchange offer made by such Person or any of such Person’s Affiliates or Associates until such tendered shares is accepted for purchase or exchange; or (B) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the Owner of any shares because of such Person’s right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more Persons; or

iii.

Has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subparagraph (ii) of this paragraph), or disposing of such shares with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, such shares.

(d) Any amendment of this Article L shall not be effective until 12 months after the approval of such amendment at a meeting of the shareholders of the Corporation and shall not apply to any Business Combination between the Corporation and any Person who became an Interested Shareholder of the Corporation at or prior to the time of such approval.

(e) Notwithstanding any other provisions of these Articles or the Bylaws (and notwithstanding the fact that some lesser percentage may be specified by law, these Articles or the Bylaws of the Corporation), (1) until the Expiration Date of all Shareholders, the Consent of the Shareholders, and (2) following the Expiration Date of all Shareholders, the affirmative vote of the holders of 70% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class), shall be required to amend, alter, change or repeal this Article L.

M.

The greater of (i) majority of the directors at the time in office, present in person or by proxy or conference telephone and (ii) one-third of the entire Board, shall constitute a quorum for the transaction of business; provided, that until the Expiration Date with respect to Maistros, for the Board to satisfy the quorum requirements, at least a majority of the Shareholder-Designated Directors nominated by Maistros are required to be present to constitute a quorum (and for any committee of the Board to satisfy its quorum requirements at least one Shareholder-Designated Director nominated by Maistros is required to be present; provided, that if a committee has been formed pursuant to Article V and there is no Shareholder-Designated Director nominated by Maistros on such committee, then no Shareholder-Designated Director nominated by Maistros shall be required for quorum). Until the Expiration Date with respect to Rhea, for the Board to satisfy its quorum requirements, at least a majority of the Shareholder-Designated Directors nominated by Rhea are required to be present to constitute a quorum (and for any committee of the Board, to satisfy its quorum requirements at least one Shareholder-Designated Director nominated by Rhea is required to be present, subject to a committee described in Article V; provided, that if a committee has been formed pursuant to Article V and there are no Shareholder-Designated Director nominated by Rhea on such committee, then no Shareholder-Designated Director nominated by Rhea shall be required for quorum).

N.

No director shall be personally liable to the Corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the BCA as the same exists or may hereafter be amended. If the BCA is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the BCA, as so amended. Any repeal or modification of this Article N shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

O.	The Corporation may transfer its corporate domicile from the Marshall Islands to any other place in the world.

P.

These Articles were duly adopted in accordance with Sections 88 and 93 of the BCA and were authorized by the unanimous written consent of the Board and by unanimous written consent of the shareholders of the Corporation.

Q.

Unless the Corporation consents in writing to the selection of alternative forum, the courts of the Republic of the Marshall Islands shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the BCA or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of consented to the provision of this Article Q.

R.

At all meetings of shareholders of the Corporation, except as otherwise expressly provided by law, the presence either in person or by proxy of shareholders of record entitled to cast at least 33-1/3% of the voting power of the shares issued and outstanding and entitled to vote at such meetings shall constitute a quorum, except as otherwise provided by statute or these Articles. If less than a quorum is present, a majority of the total number of votes represented by those shares present either in person or by proxy shall have power to adjourn any meeting until a quorum shall be present.

S.

If any provision of these Articles is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, it shall be deemed to be severed from the Articles and the Board shall use all reasonable efforts to replace such provision with one having an effect as close as possible to the deficient provision, including by way of issuing a preferred share of the Corporation. The remaining provisions will remain in full force in that jurisdiction and all provisions will continue in full force in any other jurisdiction.

T.

(a) In the event that (i) a shareholder of the Corporation, (ii) a member of the Board of the Corporation who is not an employee of the Corporation or its subsidiaries, or (iii) any employee or agent of such shareholder or member, other than someone who is an employee of the Corporation or its subsidiaries (collectively, the “Covered Persons”), acquires knowledge of any business opportunity matter, potential transaction, interest or other matter, unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in connection with such individual’s service as a member of the Board of the Corporation (a “Corporate Opportunity”), then the Corporation to the maximum extent permitted from time to time under the BCA:

(i)	renounces any expectancy that such Covered Person offer an opportunity to participate in such Corporate Opportunity to the Corporation; and

(ii)	waives any claim that such opportunity constituted a Corporate Opportunity that should have been presented by such Covered Person to the Corporation or any of its Affiliates.

(b) In addition, in recognition and anticipation (i) that the Corporation will not be a wholly-owned subsidiary of any Shareholder and that any Shareholder, together with its Affiliates (including portfolio companies), may be a controlling or significant shareholder of the Corporation, (ii) that directors, officers or employees of any Shareholder or its Affiliates may serve as directors or officers of the Corporation, (iii) that any Shareholder or its Affiliates may engage (and are expected to continue to engage) in the same, similar or related lines of business as those in which the Corporation, directly or indirectly, may engage or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, (iv) that any Shareholder or its Affiliates may have an interest in the same areas of opportunity as the Corporation and any Affiliate thereof, (v) that any Shareholder or its Affiliates may engage in material business transactions with the Corporation and any Affiliate of the Corporation, and that any Shareholder or the Corporation may benefit therefrom, and (vi) that, as a consequence of the foregoing, it is in the best interests of the Corporation that the respective rights and duties of the Corporation and of any Shareholder and its Affiliates, and the duties of any directors or officers of the Corporation who are also directors, officers or employees of any Shareholder or its Affiliates, be determined and delineated in respect of any transactions between, or opportunities that may be suitable for both, the Corporation or any Affiliate thereof, on the one hand, and any Shareholder or its Affiliates, on the other hand, and in recognition of the benefits to be derived by the Corporation through its continual contractual, corporate and business relations with any Shareholder or its Affiliates (including possible service of officers and directors of any Shareholder or its Affiliates as officers and directors of the Corporation), the provisions of this Article T(b) shall to the fullest extent permitted by Law regulate and define the interest and reasonable expectancy of the Corporation in connection therewith.

The Corporation may from time to time enter into and perform, and cause or permit any subsidiary or Affiliate of the Corporation to enter into and perform, one or more agreements (or modifications or supplements to pre-existing agreements) with any Shareholder or its Affiliates, pursuant to which the Corporation or any Affiliate thereof, on the one hand, and a Shareholder or its Affiliates, on the other hand, agree to engage in transactions of any kind or nature with each other or with any Affiliate thereof or agree to compete, or to refrain from competing or to limit or restrict their competition, with each other, including to allocate and to cause their respective representatives (including any who are directors, officers, stockholders, employees or agents of both) to allocate opportunities between or to refer opportunities to each other. No such agreement, or the performance thereof by the Corporation or any Shareholder or its Affiliates, shall to the fullest extent permitted by Law be considered contrary to (i) any duty that any Shareholder or its Affiliates may owe to the Corporation or any Affiliate thereof or to any shareholder or other owner of an equity interest in the Corporation or any Affiliate thereof by reason of any Shareholder or its Affiliates being a controlling or significant shareholder of the Corporation or of any Affiliate thereof or participating in the control of the Corporation or of any Affiliate thereof or (ii) any duty of any director or officer of the Corporation or of any Affiliate thereof who is also a director, officer, employee or agent of any Shareholder or its Affiliates to the Corporation or any Affiliate thereof, or to any shareholder thereof. To the fullest extent permitted by Law, no Shareholder or its Affiliates, as a shareholder of the Corporation or any Affiliate thereof, or participant in control of the Corporation or any Affiliate thereof, shall have or be under any duty to refrain from entering into any agreement or participating in any transaction referred to above.

Except as otherwise agreed in writing between the Corporation and a Shareholder or its Affiliates, each Shareholder and its Affiliates shall to the fullest extent permitted by Law have no duty to refrain from (i) engaging in the same or similar activities or lines of business as the Corporation or any Affiliate thereof and (ii) doing business with any client, customer or vendor of the Corporation or any Affiliate thereof, and no Shareholder nor any officer, director, employee or Affiliate of a Shareholder shall to the fullest extent permitted by Law be deemed to have breached its or his or her duties, if any, to the Corporation solely by reason of any Shareholder or its Affiliates engaging in any such activity, subject to the provisions of the Shareholders Agreement. To the extent permitted by Law, neither the Corporation, any Affiliate thereof nor any of their respective shareholders shall have any rights in or to any of the activities described in the foregoing sentence or the income or profits derived therefrom. In the event that any Shareholder or its Affiliates acquires knowledge of a potential transaction or matter which may be an opportunity for any Shareholder or its Affiliates and the Corporation or any Affiliate thereof, such Shareholder and its Affiliates shall to the fullest extent permitted by Law have no duty to communicate or offer such opportunity to the Corporation or any Affiliate thereof and shall not to the fullest extent permitted by Law be liable to the Corporation or its shareholders for breach of any duty as a shareholder of the Corporation by reason of the fact that any Shareholder or its Affiliates acquires or seeks such opportunity for itself, directs such opportunity to another Person, or otherwise does not communicate information regarding such opportunity to the Corporation or any Affiliate thereof.

The Shareholders and their respective Affiliates may freely offer to any other Person or effect on behalf of itself or any other Person, and the Corporation hereby renounces and disclaims any interest or expectancy in, any other investment or business opportunity or prospective economic advantage, including those competitive with the business of the Corporation, or other transactions in which the Corporation, its subsidiaries, any Director, any officer of the Corporation or any other Corporation shareholder may have an interest or expectancy, including as a result of any fiduciary duties applicable to such Directors or officers (“Business Opportunity”), in each case, without any prior Corporation, Board or shareholder notification or approval; provided, that if a Shareholder has actual knowledge that the Corporation or any of its subsidiaries is considering the same Business Opportunity, the applicable Shareholder will promptly notify the Corporation of its interest in such Business Opportunity and cause each Director designated and nominated by such Shareholder to recuse himself from all Board discussions and activities relating to such Business Opportunity. Without limiting the generality of the foregoing, the Shareholders and their respective Affiliates may have both passive and non-passive interests in Persons deemed competitors of the Corporation, and that the provisions of the immediately preceding sentence shall be applicable to such competitors, their respective Affiliates and any of their respective directors, officers and employees in respect thereof. Notwithstanding the foregoing, the Shareholders and their respective Affiliates may not freely offer to any other Person or effect on behalf of itself or any other Person, and the Corporation does not renounce or disclaim any interest or expectancy in, any Business Opportunity that (A)(i) is presented to a Shareholder-Designated Director in such Person’s capacity as a Director (whether at a meeting of the Board or otherwise) and with respect to which a Shareholder or its Affiliates has not independently received notice or is otherwise not previously aware or (ii) is identified by a Shareholder (including its Affiliates) or a Shareholder-Designated Director solely through disclosure of information by or on behalf of the Corporation to such Shareholder (including its Affiliates) or Shareholder-Designated Director, and (B) if identified or initiated by any Person other than a Shareholder or Shareholder-Designated Director, was identified or initiated by such Person independently of being so presented or identified as contemplated in the preceding clause (A). For purposes of the immediately preceding sentence, the determination as to whether a Shareholder-Designated Director has been presented with such Business Opportunity in such Person’s capacity as a Director or solely through disclosure of information by or on behalf of the Corporation, or whether such Business Opportunity was identified or initiated by such Person independently of such presentation or identification, shall, in each case, be made reasonably and in good faith by the applicable Person, and any such determination made reasonably and in good faith shall be binding for purposes hereof. In the event that a director or officer of the Corporation who is also a director, officer or employee of any Shareholder or its Affiliates acquires knowledge of a potential transaction or matter that may be an opportunity for the Corporation or any Affiliate thereof or any Shareholder or its Affiliates, such director or officer shall, to the fullest extent permitted by Law have fully satisfied and fulfilled his or her duty with respect to such opportunity, and the Corporation to the fullest extent permitted by Law acknowledges that it does not have any claim that such opportunity constituted an opportunity that should have been presented to the Corporation or any Affiliate thereof, if such director or officer acts in a manner consistent with the following policy: such an opportunity offered to any person who is an officer or director of the Corporation, and who is also an officer, director or employee of any Shareholder or its Affiliates, shall belong to such Shareholder or its Affiliates, unless such opportunity was offered to such person in his or her capacity as a director, officer or employee of the Corporation.

This Article T(b) is also intended to apply to any subsidiaries of the Corporation. In addition, references to a director or officer of a Shareholder in this Article T(b) shall include any Person performing a similar function.

(c) No amendment or repeal of this Article T shall apply to or have any effect on the liability or alleged liability of any officer, director or shareholder of the Corporation for or with respect to any opportunities of which such officer, director or shareholder becomes aware prior to such amendment or repeal.

U.

Unless otherwise provided by statute or these Articles, subject to Article K, the affirmative vote of [two-thirds] or more of the votes cast by the holders of shares entitled to vote thereon (considered for this purpose as one class), provided that such number of affirmative votes constitutes a majority of the total number of votes eligible to be cast by holders of shares issued and outstanding and entitled to vote (considered for this purpose as one class), shall be required to amend, alter, change or repeal these Articles, provided that, until the Expiration Date of all Shareholders, the Consent of the Shareholders shall also be required prior to any amendment, alteration, change or repeal of these Articles. Notwithstanding any other provisions of these Articles or the Bylaws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, these Articles or the Bylaws of the Corporation), until the Expiration Date of all Shareholders, subject to Article K, the Consent of the Shareholders and the affirmative vote of the holders of 70% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class), shall be required to amend, alter, change or repeal this Article U.

V.

For so long as a Shareholder has a right to nominate any directors pursuant to the Shareholders Agreement, unless waived by all Shareholders, all transactions involving such Shareholder or its Affiliates, on the one hand, and the Corporation or its subsidiaries, on the other hand, shall require the approval of a majority of the Independent Directors that are disinterested (or approved by a committee of the Board that is formed for this purpose and comprised solely of Independent Directors) and if such directors are two or fewer, the approval shall be unanimous; provided, that such approval by the Independent Directors that are disinterested shall not be required for (a) pro rata participation in primary offerings of Equity Securities of the Corporation based on number of outstanding Voting Stock held, (b) any amendments to or waivers of the Shareholders Agreement, or (c) any other transactions expressly required or expressly permitted under the Shareholders Agreement, the Merger or the other documents entered into in connection with the Shareholders Agreement and the Merger without reference to such approval.

W.

The corporation will comply with all applicable provisions of the Republic of the Marshall Islands Business Corporations Act, including retention, maintenance, and production of accounting, shareholder, beneficial owner, and director and officer records in accordance with Division 8 of the Republic of the Marshall Islands Business Corporations Act.

X.

If any class or series of preferred shares are issued with more or less than one vote for any share, on any matter, every reference in these Articles and the Bylaws to a majority or other proportion of stock or shares shall refer to such majority or other proportion of the votes of such stock or shares.

Y.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles, in the manner now or hereafter prescribed by statute, and all rights conferred upon the shareholders herein are granted subject to this reservation.

Z.

Advance notice of shareholder nominations for the election of Directors and of business to be brought by shareholders before any meeting of the shareholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

AA.

In furtherance and not in limitation of the powers conferred by the laws of the Republic of the Marshall Islands, the Board is expressly authorized to make, adopt, alter, amend, change or repeal the Bylaws of the Corporation by resolutions adopted by the Board. The Bylaws of the Corporation may be amended, added to, altered or repealed, or new Bylaws may be adopted, by the affirmative vote of two-thirds of the entire Board. The phrase “two-thirds of the entire Board” shall be deemed to refer to two-thirds of the number of Directors constituting the Board as set forth in these Articles, without regard to any vacancies, or if the number of Directors constituting two-thirds of the entire Board is greater than the number of members of the Board then in office, the unanimous vote of Directors in office.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has executed the Amended and Restated Articles of Incorporation this [ ] day of [ ].

/s/ [ ]
Authorized Person
Name:	[ ]
Title:	[ ]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

II. Section 60 of the Business Corporation Act provides as follows:

Indemnification of directors and officers:

(1) Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

(2) Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3) When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall, be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4) Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5) Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6) Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7) Insurance. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

III. Indemnification Agreements

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description

2.1	Business Combination Agreement, dated June 18, 2024, by and between MGO Global Inc., Heidmar Inc., Heidmar Maritime Holdings Corp., HMR Merger Sub Inc. and the other parties thereto (included as Annex A of the proxy statement/prospectus).

3.1	Amended and Restated Articles of Incorporation of Heidmar Maritime Holdings Corp. (included as Annex E of the proxy statement/prospectus).

3.2	Amended and Restated Bylaws of Heidmar Maritime Holdings Corp.

4.1*	Form of Stock Certificate of Heidmar Maritime Holdings Corp.

5.1*	Opinion of Seward & Kissel, counsel to Heidmar Maritime Holdings Corp.

8.1*	Opinion of Seward & Kissel LLP, United States counsel to Heidmar Maritime Holdings Corp., with respect to certain U.S. tax matters.

10.1	Opinion of Newbridge Securities Corporation (included as Annex B of this proxy statement/prospectus).

10.2	Form of Voting and Support Agreement (included as Annex C of this proxy statement/prospectus).

10.3	Form of Lock-Up/Leak-Out Agreement (included as Annex D of this proxy statement/prospectus).

10.4*	Form of Heidmar 2024 Equity Incentive Plan.

10.5*	Working Capital Borrowing Base Facility, dated July 27, 2022, between SeaLion Tankers Inc. and Macquarie Bank Limited, London Branch.

10.6†	Amendment Agreement, dated August 19, 2022, to Working Capital Borrowing Base Facility, dated July 27, 2022, between SeaLion Tankers Inc., Heidmar UK Trading Limited and Macquarie Bank Limited, London Branch.

10.7†	Amendment Agreement, dated December 13, 2022, to Working Capital Borrowing Base Facility, dated July 27, 2022, as amended by Amendment Agreement dated August 19, 2022, between SeaLion Tankers Inc., Heidmar UK Trading Limited and Macquarie Bank Limited, London Branch.

10.8*	Working Capital Borrowing Base Facility, dated July 27, 2022, between Seadragon Tankers Inc. and Macquarie Bank Limited, London Branch.

10.9†	Amendment Agreement, dated December 13, 2022, to Working Capital Borrowing Base Facility, dated July 27, 2022, between Seadragon Tankers Inc., Heidmar UK Trading Limited and Macquarie Bank Limited, London Branch.

Exhibit No.	Description

10.10*	Working Capital Borrowing Base Facility, dated July 27, 2022, between Dorado Tankers Pool Inc. and Macquarie Bank Limited, London Branch.

10.11†	Amendment Agreement, dated December 13, 2022, to Working Capital Borrowing Base Facility, dated July 27, 2022, between Dorado Tankers Pool Inc., Heidmar UK Trading Limited and Macquarie Bank Limited, London Branch.

10.12†	Amendment and Restatement Agreement to Working Capital Borrowing Base Facility, dated July 27, 2022, between Blue Fin Tankers Inc., Heidmar (Far East) Tankers Pte. Ltd., Heidmar UK Trading Limited and Macquarie Bank Limited, London Branch.

10.13†	Amendment Agreement, dated August 19, 2022, to Amendment and Restatement Agreement to Working Capital Borrowing Base Facility, dated July 27, 2022, between Blue Fin Tankers Inc., Heidmar (Far East) Tankers Pte. Ltd., Heidmar UK Trading Limited and Macquarie Bank Limited, London Branch.

10.14†	Amendment Agreement, dated December 13, 2022, to Amendment and Restatement Agreement to Working Capital Borrowing Base Facility, dated July 27, 2022, as amended by Amendment Agreement dated August 19, 2022, between Blue Fin Tankers Inc., Heidmar (Far East) Tankers Pte. Ltd., Heidmar UK Trading Limited and Macquarie Bank Limited, London Branch.

10.15*	Amendment Agreement, dated October 30, 2024, to Working Capital Borrowing Base Facility, dated July 27, 2022, between Dorado Tankers Pool Inc., Heidmar UK Trading Limited and Macquarie Bank Limited, London Branch.

10.16*	Amendment Agreement, October 30, 2024, to Working Capital Borrowing Base Facility, dated July 27, 2022, between Blue Fin Tankers Inc., Heidmar (Far East) Tankers Pte. Ltd., Heidmar UK Trading Limited and Macquarie Bank Limited, London Branch.

10.17*	Amendment Agreement, October 30, 2024, to Working Capital Borrowing Base Facility, dated July 27, 2022, between Seadragon Tankers Inc., Heidmar UK Trading Limited and Macquarie Bank Limited, London Branch.

10.18*	Amendment Agreement, dated October 30, 2024, to Working Capital Borrowing Base Facility, dated July 27, 2022, between SeaLion Tankers Inc., Heidmar UK Trading Limited and Macquarie Bank Limited, London Branch.

14.1*	Code of Ethics.

19.1*	Insider Trading Policies and Procedures.

21.1*	Subsidiaries of Heidmar Inc.

23.1*	Consent of Seward & Kissel LLP (included in Exhibit 5.1).

23.2*	Consent of Seward & Kissel LLP (included in Exhibit 8.1).

23.3*	Consent of Sichenzia Ross Ference Carmel LLP.

23.4*	Consent of Deloitte Certified Public Accountants S.A., independent registered public accounting firm of Heidmar Inc.

23.4*	Consent of Assurance Dimensions, LLC, independent registered public accounting firm of MGO Global Inc.

24.1	Power of Attorney (contained on signature page).

97.1*	Policy Relating to Recovery of Erroneously Awarded Compensation.

99.1*	Form of Proxy Card for MGO Global Inc.’s Special Meeting of Stockholders.

107*	Filing Fee Table.

†	Previously filed.
*	To be filed in an amendment to this registration statement.

(b) Financial Statements

See page F-1 for an index of financial statements included in this registration statement on Form F-4.

Item 22. Undertakings

(a) The undersigned Registrant hereby undertakes as follows:

(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (§ 230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above include information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved thereby, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in     , on    , 2024.

Heidmar Maritime Holdings Corp.

By:
Name:	Pankaj Khanna
Title:	Chief Executive Officer and Director (Principal Executive Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Keith Billotti and Holt Goddard his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any related registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on      , 2024.

Signature	Title

Pankaj Khanna	Chief Executive Officer and Director (Principal Executive Officer)

Director

Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in    ,    , 2024.

PUGLISI & ASSOCIATES

By:
Name:	Donald J. Puglisi
Title:	Authorized Representative